Form 10-K, Exhibit 13
period 1994-09-30
BECTON DICKINSON & CO
filed 1994-12-27
CIK 10795

                                                                      EXHIBIT 13

PORTIONS OF THE REGISTRANT'S ANNUAL
- -----------------------------------
REPORT TO SHAREHOLDERS FOR FISCAL YEAR 1994
- -------------------------------------------

FINANCIAL TABLE OF CONTENTS

Financial Review  23
Six Year Summary of Selected Financial Data  30
Summary by Business Segment  32
Summary by Geographic Area  33
Report of Management  34
Report of Ernst & Young LLP, Independent Auditors  35
Consolidated Statements of Income  36
Consolidated Balance Sheets  37
Consolidated Statements of Cash Flows  38
Notes to Consolidated Financial Statements  39
Quarterly Data (Unaudited)  52

FINANCIAL REVIEW

     Becton Dickinson is a medical technology company which manufactures and sells a broad range of medical supplies and devices and diagnostic systems for use by health care professionals, medical research institutions and the general public. The Company focuses strategically on achieving growth in two worldwide business segments - Medical Supplies and Devices (Medical) and Diagnostic Systems (Diagnostic). The Company's financial results and the operating performance of the segments are discussed below.

REVENUES AND EARNINGS

     Worldwide revenues of $2.6 billion rose 4%, or 5% after excluding the estimated unfavorable impact of foreign currency translation. Revenue growth was achieved in the U.S. and international markets by both segments.

     Medical segment revenues of $1.4 billion increased 5% compared with last year. Excluding the estimated unfavorable impact of foreign currency translation, Medical segment revenues increased 6%, almost all of which was from unit volume increases and shifts in product mix. Growth was led by strong sales of hypodermic products, notably safety products, as well as insulin and prefillable syringes. The market for disposable insulin syringes has grown in part from the widely published results of an independent and respected study which suggests that closer monitoring of blood glucose levels and more frequent insulin injections are beneficial to people with diabetes.

     Medical segment operating income of $274 million increased 20% from the prior year. Excluding the estimated unfavorable impact of foreign currency translation and the effects of special charges in 1994 and 1993, as discussed below, Medical segment operating income would have increased 18%, primarily from improved product mix, manufacturing cost reductions and focused control of selling and administrative expense.

     Diagnostic segment revenues of $1.1 billion increased 3%, or 4% after excluding the estimated unfavorable impact of foreign currency translation. Volume growth contributed approximately 2%, with the balance from shifts in product mix and price increases. Growth was led by strong sales of VACUTAINER brand blood collection products, including the Company's newer proprietary safety products, and increased placements of the BACTEC brand 9000 blood culture systems. The rate of growth of traditional microbiology products was slower than historical levels as a result of some adjustments being made in microbiology test protocols due to cost containment initiatives in the United States and Europe. Sales of FACS brand cellular analysis systems to research institutions and clinical laboratories were also adversely impacted by competition, regulatory delays for new products, and tight research budgets.
The Company is responding to these developments, which are expected to continue, through its ongoing efforts to develop additional cost-effective, innovative products which will maximize its opportunities in these markets.

     Diagnostic segment operating income of $111 million was about the same as the prior year. Excluding the estimated unfavorable impact of foreign currency translation and the effects of special charges in 1994 and 1993, Diagnostic segment operating income would have increased 17%, primarily from improved product mix, manufacturing cost reductions and focused control of selling and administrative expense. As discussed further below, the Company recorded special charges during the year, primarily related to decisions to exit product lines and refocus certain businesses within the

Diagnostic segment. The exited product lines consisted of those where the market potential was reassessed and long-term profitability was projected at less than acceptable levels. These product lines included thyroid, pregnancy, fertility and anemia testing. In addition, the refocusing of certain businesses will allow the Company to adjust infrastructure and research spending commensurate with perceived market opportunities, which includes a refocus around DNA probes for infectious disease diagnostics and clinical cellular analysis.

     On a geographic basis, revenues outside of the United States of $1.1 billion rose 4%, or 7% after excluding the estimated unfavorable impact of foreign currency translation. This growth continued to be driven by double-digit increases in Japan and Asia-Pacific, where significant investments have been made in recent years. Cost containment measures by government agencies in Europe have adversely impacted sales volume, particularly for instrumented systems in Italy, Spain and Germany. Revenues in the United States were $1.4 billion, an increase of 4%. Revenues from the Company's core medical and diagnostic products were strong, reflecting the Company's successful strategy of focusing on cost-effective, innovative products which complement efforts to provide lower cost and higher quality health care. As mentioned earlier, growth of certain diagnostic products was impacted by the cost containment environment in the United States.

     The Company's gross profit margin rose to 45.3%, compared with 44.5% last year, primarily due to favorable product mix and manufacturing cost reductions. Also contributing to this improvement was the favorable impact of medical plan changes, as discussed below. The effects on gross profit margin of recent and projected price increases in certain key raw materials, principally polypropylene and corrugated cartons, are expected to be largely offset primarily through anticipated manufacturing efficiencies.

     Selling and administrative expense was 25.8% of revenues, better than last year's rate of 26.8%, reflecting the Company's tight spending controls and cost reduction programs.

     Investment in research and development increased to $144 million, or 5.6% of revenues, reflecting the Company's continuing efforts to bring new products to market to help achieve long-term growth objectives, as well as increasing investments in higher technology platforms with good future market opportunities. Sales of new products introduced in the last five years represented 16% and 15% of revenues in 1994 and 1993, respectively.

     In 1994, the Company recorded a one-time expense of $5 million in connection with an early retirement program offered to certain eligible employees. In addition, the Company made significant modifications to its U.S. medical plans including employee and retiree contributions, higher deductibles and a medical cost inflation cap. As expected, the favorable impact of these plan changes more than offset the ongoing costs in 1994 related to the 1993 employee benefit related accounting changes which reduced 1993 earnings before cumulative effect of accounting changes by $.14 per share.


       [graphic material contained under the caption "Financial Review" is not included in the electronic filing of this report]

     In the fourth quarter of 1994, the Company recorded special charges of $30 million, or $.26 per share, primarily related to write-offs of property, plant and equipment, inventories and other assets associated with exited product lines and refocused businesses. Revenues associated with exited product lines approximated $19 million and $22 million in 1994 and 1993, respectively.

     Operating income in 1994 was $325 million, an increase of 20%. Excluding the estimated unfavorable impact of foreign currency translation and the effects of special charges in 1994 and 1993, operating income increased 22% primarily from improved gross profit margin and better control of selling and administrative expense. In order to take full advantage of European economic integration, the Company began centralizing its warehousing and distribution activities within Europe in 1993. In 1995, the Company expects to begin realizing long-term benefits from this centralization, such as enhanced customer service and more efficient inventory management.

     Net interest expense of $48 million in 1994 was $6 million lower than in 1993, primarily due to lower financing costs in Brazil.

     "Other income (expense), net" of $19 million included a gain of $36 million, or $.30 per share, from the disposition of a foreign investment. Proceeds from the disposition are being received in three installments, the first of which was received in September 1994. Also included in "Other income (expense), net" is a foreign exchange loss of $11 million in 1994. The net monetary assets ($6 million and $5 million at September 30, 1994 and 1993, respectively) of the Company's Brazilian subsidiary, where the functional currency is the U.S. dollar, are translated at current exchange rates, with the related translation gains and losses included in net earnings. The Company also has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currencies of its subsidiaries. The functional currency is almost always the currency of the country in which the subsidiary is located. Despite volatility in European currency markets and the rapid depreciation of the Brazilian currency in the first nine months of the year, the Company's management and hedging of these foreign exchange exposures mitigated the impact of exchange rate fluctuations on earnings, holding losses to a level which was approximately $1 million below the prior year.

     The net assets of foreign operations, where the functional currencies are the local currencies, are translated at current exchange rates. The Company does not generally hedge these translation exposures since such amounts are recorded as cumulative translation adjustments, a separate component of shareholders' equity, and do not represent current economic gains and losses. The net assets of these foreign operations represented $829 million and $740 million at September 30, 1994 and 1993, respectively.

     The Company utilizes simple derivative instruments to manage its interest rate and foreign exchange risks. These instruments are selectively employed solely to hedge exposures in those instances where their use will reduce the
volatility of the impact of foreign exchange and interest rate movements.   For
further discussion of derivative


       [graphic material contained under the caption "Financial Review"
           is not included in the electronic filing of this report] instruments, see Note 9 of the Notes to Consolidated Financial Statements.

     The effective tax rate was 23.3% compared with 4.5% in 1993. The lower tax rate in 1993 resulted principally from adjustments relating to the conclusion of tax examinations in various jurisdictions and the tax benefits associated with specific transactions consummated in certain international locations. It is expected that the Company's tax rate will be higher in 1995, although consistent with historical levels, primarily due to a reduction in the tax benefits generated from operations in Puerto Rico, as provided in the Omnibus Budget Reconciliation Act of 1993.

     Income before cumulative effect of accounting changes was $227 million, or $3.05 per share, an increase of 13% compared with $2.71 per share in 1993. Foreign currency translation had an estimated $.07 unfavorable impact on earnings per share in 1994.

     Net income was $227 million, compared with $72 million in 1993.

     In 1993, the Financial Accounting Standards Board issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires adoption in fiscal year 1995. This Statement requires certain investments in debt and equity securities to be reported at fair value. The adoption of SFAS No. 115 is not expected to have a material impact on the Company's results of operations or financial condition.

FINANCIAL CONDITION

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1994, net cash provided by operating activities was $480 million, compared with $320 million in 1993, reflecting the continued growth of the Company's earnings.

     Capital expenditures were $123 million, compared with $184 million in the prior year. The decline reflects lower spending as productivity programs were completed at several plant locations. Medical segment capital spending, which totaled $66 million in 1994, included the acquisition of equipment for the ongoing expansion of the prefillable syringe systems business, and for the hypodermic, vascular access and diabetes health care businesses. In addition, funds were expended to support the Company's continuing emphasis on cost reduction programs, especially in the hypodermic products area. Diagnostic segment capital spending, which totaled $55 million in 1994, included the acquisition of equipment for the expansion of manufacturing capacity for the blood collection business, as well as the expansion of a building and the acquisition of equipment for the microbiology business. In addition, funds were expended to support the Company's continuing emphasis on cost reduction, primarily in the microbiology and blood collection businesses. The Company expects capital expenditures in 1995 to be slightly above the level in 1994.

     Net cash used for financing activities was $292 million during 1994 as compared with $163 million in 1993. This change was primarily due to the Company's repurchase of 5.4 million of its common shares on the open market at an average cost of $39.24 per share,


       [graphic material contained under the caption "Financial Review"
           is not included in the electronic filing of this report] totaling $210 million. At September 30, 1994, 9.9 million shares remained to be purchased under a September 1994 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. It is the Company's intention to use substantial amounts of excess cash that is expected to be generated over the next several years to pursue potential strategic acquisition opportunities and to continue to purchase common shares. During 1994, total debt decreased $45 million. Total debt at the end of 1995 is expected to remain at approximately the 1994 year-end level.

     Total debt to capitalization at year end declined to 36.1%, compared with 37.8% last year.

     Short-term debt was 21% of total debt at year end, compared with 23% in 1993. The decrease is principally attributable to the repayment of short-term debt as a result of the Company's strong cash generation during the year. The Company's weighted average cost of total debt at the end of 1994 was 7.2% compared with 6.8% at the end of last year.

     The current ratio improved to 2.0 at the end of 1994 compared with last year's 1.8, primarily as a result of the decline in short-term debt. Book value per share increased 8% to $21.08.

     In the United States, the Company has unused confirmed short-term lines of credit of $240 million as well as unused confirmed long-term credit lines of $150 million. The Company has additional unconfirmed lines of credit outside of the United States. The Company has a high degree of confidence in its ability to refinance maturing short-term and long-term debt, including $211 million of long-term debt maturities in 1996, as well as to incur substantial additional debt, if required, based on its strong financial condition.

     Subsidiaries operating in Puerto Rico have invested in high-grade marketable securities, the cash proceeds of which can be used to provide cash for use by the Company. During 1994, the Company repatriated $89 million from certain of these subsidiaries. It is the Company's intention to accelerate the repatriation of funds from Puerto Rico over the next few years, taking into consideration the related tax effects.

     Return on equity was 15.5% in 1994 compared with 4.7% in 1993. The 1993 ratio would have been 13.3% excluding the cumulative effect of 1993 accounting changes.

     The Company manufactures certain medical products in Brazil for sale in that country and for export. In addition, the Company imports other medical and diagnostic products for distribution within Brazil. Although the economic situation in Brazil has recently shown signs of stabilizing, the Brazilian economy has experienced very high inflation rates and significant devaluations of its currency in the past. This situation creates volatility in the recording of revenues and earnings of the Company's Brazilian operations, as well as the risk of foreign exchange losses as a result of fluctuations in the Brazilian currency. The Company has successfully managed these risks by raising the selling prices of its products in line with inflation and by taking steps to limit the size of its foreign exchange exposures, as discussed earlier. The Company's Brazilian operations comprise 3% or less of each of the Company's consolidated revenues, net income and total assets.


       [graphic material contained under the caption "Financial Review" is not included in the electronic filing of this report]

     The Company believes that the fundamentally non-cyclical nature of its core medical and diagnostic businesses, its international diversification, and its ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on the Company of economic or political dislocations in the countries in which it does business, including possible reforms of their health care systems. Inflation has not had a material impact on operations in recent years.

     The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and similar state laws. The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. In the opinion of the Company, the results of these matters, individually and in the aggregate, are not expected to have a material effect on its results of operations or financial condition.

1993 COMPARED WITH 1992

Worldwide revenues for 1993 of $2.5 billion rose 4%, or 6% after excluding the estimated unfavorable impact of foreign currency translation. Medical segment revenues of $1.4 billion increased 3% compared with 1992. Excluding the estimated unfavorable impact of foreign currency translation, Medical segment revenues increased 5%, almost all of which was from unit volume growth and shifts in product mix. Recently introduced hypodermic safety products, prefillable syringes sold to pharmaceutical companies, and the ULTRA-FINE brand
insulin syringe experienced strong revenue growth.   Diagnostic segment revenues
of $1.1 billion increased 5%, or 8% after excluding the estimated unfavorable impact of foreign currency translation. Volume growth contributed 6% and shifts in product mix and price increases added 2%. Growth was led by strong revenues from VACUTAINER brand blood collection products and FACS brand cellular analysis instrumentation and reagents. Growth in revenues from traditional microbiology products was aided by the full year's impact of the acquisition of the microbiology business of Hoffmann-La Roche in May 1992. The continued recession in much of Europe adversely impacted revenues, particularly from instrumented systems in Italy and Spain.

     The Company's gross profit margin was 44.5%. It would have been 45.0%, the same as 1992, excluding the effect of 1993 accounting changes. The gross profit margin percentage was favorably impacted by net changes in Medical segment product mix offset by unfavorable mix related to certain instrumented businesses.

     Selling and administrative expense was 26.8% of revenues, which was higher than the 1992 rate of 25.8%. As expected, the 1993 percentage was adversely affected by start-up costs of centralizing warehousing and distribution activities in Europe. Investment in research and development increased 11%, which exceeded the revenues growth rate.

     During 1993, the Company recorded special charges of $27 million consisting principally of a


       [graphic material contained under the caption "Financial Review"
           is not included in the electronic filing of this report] provision to adjust the carrying values of idle and underperforming assets to estimated net realizable values. The provision was based on a periodic review of worldwide assets to determine whether there had been a permanent decline in the value of any assets due to manufacturing productivity improvements, refinements in strategic direction or declines in general real estate or market values. No significant changes in estimates used to determine this provision have been required subsequent to 1993.

     Operating income decreased $58 million due primarily to the unfavorable effects in 1993 of foreign currency translation, accounting changes and special charges. Without the effects of these items, operating income would have been about the same as in 1992.

     Net interest expense increased $4 million over 1992 primarily due to the reduction of capitalized interest as a result of the completion of several major facilities.

     "Other income (expense), net" in 1993 included a gain of $11 million from the sale of an investment. Also included are $12 million of foreign exchange losses.

     The effective tax rate was 4.5% compared with 25.5% in 1992. The lower tax rate resulted principally from adjustments relating to the conclusion of tax examinations in various jurisdictions covering a total of eighteen open years ($.24 per share), and the tax benefits resulting from specific transactions consummated in certain international locations in the latter part of the year ($.16 per share). In addition, a shift in the mix of earnings between tax jurisdictions and the retroactive reinstatement by Congress of the research and development tax credit in the United States contributed to the lower tax rate.

     Income before cumulative effect of accounting changes was $213 million, or $2.71 per share, compared with $201 million, or $2.57 per share in 1992. The results for 1993 include an unfavorable impact of $.22 per share for special charges, an $.11 per share unfavorable impact of accounting changes, an $.11 per share gain related to the sale of an investment and an estimated $.11 per share unfavorable impact of foreign currency translation.

     In 1993, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions; SFAS No. 112, Employers' Accounting for Postemployment Benefits; and SFAS No. 109, Accounting for Income Taxes, all retroactive to October 1, 1992. SFAS Nos. 106 and 112 require the use of the accrual method of accounting for related costs, as compared with the former cash basis. The cumulative effect of these accounting changes on fiscal years prior to 1993 was recorded as a one-time charge, net of related income tax benefits, of $119 million, or $1.55 per share, for SFAS No. 106, and $30 million, or $.38 per share, for SFAS No. 112. The effect of these changes on 1993 operating results, excluding the cumulative effect for fiscal years prior to 1993, was to recognize additional after-tax expense of $10 million, or $.14 per share. The Company also changed its method of accounting for income taxes in accordance with SFAS No. 109, which changes the criteria for the recognition and measurement of deferred tax assets and liabilities. The cumulative effect of this accounting change on fiscal years prior to 1993 was recorded as a one-time credit of $8 million, or $.10 per share. The effect of this change on 1993 net income, excluding the cumulative effect for fiscal years prior to 1993, was a credit of $4 million, or $.03 per share. Net income was $72 million, or $.88 per share, after reflecting the one-time after-tax charge of $1.83 per share for the cumulative effect of these accounting changes.

     The major source of funds in 1993 was net income adjusted for non-cash charges for depreciation and the cumulative effect of accounting changes. Capital expenditures were $184 million compared with $186 million in 1992. Medical and Diagnostic segment capital spending totaled $106 million and $75 million, respectively, in 1993. During the third quarter of 1993, the sale of an investment resulted in cash proceeds of $59 million.

     During 1993, debt decreased $83 million, and the Company purchased 1.8 million of its common shares on the open market at an average cost of $35.74 per share, totaling $64 million.

     Short-term debt was 23% of total debt at year end compared with 29% in 1992. The decrease is principally attributable to the repayment of the current portion of long-term debt as a result of the Company's strong cash generation. The Company has a high degree of confidence in its ability to refinance maturing short-term and long-term debt, including $155 million of long-term debt maturities in 1995, as well as to incur substantial additional debt, if required, based on its strong financial condition.

     Return on equity was 4.7% in 1993, or 13.3% excluding the cumulative impact of accounting changes, compared with 13.6% in 1992.

SIX YEAR SUMMARY OF SELECTED FINANCIAL DATA

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars, except per share amounts                                1994
                                                                        ----------
OPERATIONS         Revenues                                             $2,559,461
                   Gross Profit Margin                                        45.3%
                   Operating Income                                        325,038
                   Interest Expense, Net                                    47,624
                   Income From Continuing Operations
                     Before Income Taxes and Cumulative
                     Effect of Accounting Changes                          296,159
                   Income Tax Provision                                     68,985
                   Income From Continuing Operations
                     Before Cumulative Effect of
                     Accounting Changes                                    227,174
                   Net Income                                              227,174
                   Earnings Per Share:
                      - Continuing Operations Before Cumulative
                        Effect of Accounting Changes                          3.05
                      - Net Income                                            3.05
                   Dividends Per Common Share                                  .74
                   Average Common and Common Equivalent
                     Shares Outstanding                                     73,333

FINANCIAL          Current Assets                                       $1,326,551
POSITION           Current Liabilities                                     678,321
                   Current Ratio                                               2.0
                   Property, Plant and Equipment, Net                    1,376,349
                   Total Assets                                          3,159,533
                   Long-Term Debt                                          669,157
                   Shareholders' Equity                                  1,481,694
                   Book Value Per Common Share                               21.08

FINANCIAL          Income From Continuing Operations
RELATIONSHIPS        Before Income Taxes and Cumulative Effect of
                     Accounting Changes as a Percent of Revenues              11.6%
                   Return on Total Assets (C)(D)                              11.5%
                   Return on Equity (D)                                       15.5%
                   Debt to Capitalization (E)                                 36.1%

ADDITIONAL DATA    Depreciation and Amortization                        $  203,705
                   Capital Expenditures                                    123,017
                   Research and Development Expense                        144,227
                   Number of Employees                                      18,600
                   Number of Shareholders                                    7,489

(A) Includes after-tax charge of $141,057, or $1.83 per share, for the cumulative effect of accounting changes.

(B) Includes after-tax gain of $44,658, or $.56 per share, on the sale of Edmont.

(C) Net income before interest expense and taxes as a percent of average total assets.

SIX YEAR SUMMARY OF SELECTED FINANCIAL DATA

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars, except per share amounts                         1993         1992         1991         1990         1989
                                                                    ----------   ----------   ----------   ----------   ----------
OPERATIONS         Revenues                                         $2,465,405   $2,365,317   $2,172,168   $2,012,654   $1,811,456
                   Gross Profit Margin                                    44.5%        45.0%        46.0%        45.8%        45.7%
                   Operating Income                                    270,425      328,592      313,746      305,476      255,795
                   Interest Expense, Net                                53,412       49,116       50,051       40,235       34,527
                   Income From Continuing Operations
                     Before Income Taxes and Cumulative
                     Effect of Accounting Changes                      222,894      269,457      267,303      274,107      227,786
                   Income Tax Provision                                 10,054       68,704       77,514       91,850       69,784
                   Income From Continuing Operations
                     Before Cumulative Effect of
                     Accounting Changes                                212,840      200,753      189,789      182,257     158,002
                   Net Income                                           71,783(A)   200,753      189,789      182,257     213,596(B)

                   Earnings Per Share:
                    - Continuing Operations Before Cumulative
                      Effect of Accounting Changes                       2.71          2.57         2.43         2.33        2.00
                    - Net Income                                          .88(A)       2.57         2.43         2.33        2.70(B)

                   Dividends Per Common Share                             .66          .60          .58          .54         .50
                   Average Common and Common Equivalent
                     Shares Outstanding                                 76,930       77,028       77,096       77,320      79,172

FINANCIAL          Current Assets                                   $1,150,742   $1,221,209   $1,031,581   $  961,874   $  868,630
POSITION           Current Liabilities                                 636,062      713,335      531,277      573,801      567,761
                   Current Ratio                                           1.8          1.7          1.9          1.7          1.5
                   Property, Plant and Equipment, Net                1,403,070    1,429,519    1,351,387    1,276,113    1,100,567
                   Total Assets                                      3,087,565    3,177,675    2,779,975    2,593,513    2,270,130
                   Long-Term Debt                                      680,581      685,081      739,076      649,287      516,047
                   Shareholders' Equity                              1,456,953    1,594,926    1,363,786    1,233,555    1,071,497
                   Book Value Per Common Share                           19.50        21.00        18.07        16.39        14.00

FINANCIAL          Income From Continuing Operations
RELATIONSHIPS        Before Income Taxes and Cumulative Effect of
                     Accounting Changes as a Percent of Revenues          9.0%        11.4%        12.3%        13.6%        12.6%
                   Return on Total Assets (C)(D)                          9.2%        11.1%        12.3%        13.6%        14.0%
                   Return on Equity (D)                                  13.3%        13.6%        14.6%        15.8%        17.0%
                   Debt to Capitalization (E)                            37.8%        36.1%        37.5%        38.2%        38.3%

ADDITIONAL DATA    Depreciation and Amortization                    $  189,756   $  169,638   $  149,897   $  135,723   $  121,947
                   Capital Expenditures                                184,168      185,559      211,136      263,579      314,367
                   Research and Development Expense                    139,141      125,207      113,045      102,826       97,543
                   Number of Employees                                  19,000       19,100       18,600       18,500       18,800
                   Number of Shareholders                                7,463        7,086        7,007        6,854        7,134

(D) Excludes the cumulative effect of accounting changes in 1993 and gain on sale of Edmont in 1989.

(E) Total debt as a percent of the sum of total debt, shareholder's equity and net non-current deferred income tax liabilities.

SUMMARY BY BUSINESS SEGMENT

(See Note 13 to Financial Statements)

Thousands of dollars                                          1994             1993         1992
                                                         ----------      ----------   ----------
REVENUES             Medical Supplies and Devices        $1,421,435      $1,359,533   $1,315,513
                     Diagnostic Systems                   1,138,026       1,105,872    1,049,804
                                                         ----------      ----------   ----------
                        Total Segments                   $2,559,461      $2,465,405   $2,365,317
                                                         ==========      ==========   ==========
SEGMENT              Medical Supplies and Devices (A)    $  274,498      $  228,337   $  246,080
OPERATING            Diagnostic Systems (B)                 110,989         111,460      130,660
INCOME                                                   ----------      ----------   ----------
                        Total Segments                      385,487         339,797      376,740
                     Unallocated Expenses                   (89,328)(C)    (116,903)    (107,283)
                                                         ----------      ----------   ----------
                     Income Before Income Taxes
                     and Cumulative Effect of
                     Accounting Changes                  $  296,159      $  222,894   $  269,457
                                                         ==========      ==========   ==========
IDENTIFIABLE         Medical Supplies and Devices        $1,433,145      $1,422,147   $1,487,103
ASSETS               Diagnostic Systems                   1,267,331       1,270,037    1,234,938
                                                         ----------      ----------   ----------
                        Total Segments                    2,700,476       2,692,184    2,722,041
                     Corporate (D)                          459,057         395,381      455,634
                                                         ----------      ----------   ----------
                        Total                            $3,159,533      $3,087,565   $3,177,675
                                                         ==========      ==========   ==========
CAPITAL              Medical Supplies and Devices        $   66,181      $  105,632   $  102,311
EXPENDITURES         Diagnostic Systems                      55,024          74,780       79,529
                                                         ----------      ----------   ----------
                        Total Segments                      121,205         180,412      181,840
                     Corporate                                1,812           3,756        3,719
                                                         ----------      ----------   ----------
                        Total                            $  123,017      $  184,168   $  185,559
                                                         ==========      ==========   ==========
DEPRECIATION         Medical Supplies and Devices        $   99,420      $   97,516   $   91,333
AND                  Diagnostic Systems                      96,407          85,595       73,026
AMORTIZATION                                             ----------      ----------   ----------
                        Total Segments                      195,827         183,111      164,359
                     Corporate                                7,878           6,645        5,279
                                                         ----------      ----------   ----------
                        Total                            $  203,705      $  189,756   $  169,638
                                                         ==========      ==========   ==========

(A) Includes $8,016 and $14,592 of the special charges discussed in Note 4 in 1994 and 1993, respectively, as well as an incremental charge in 1993 of $8,260 in connection with the adoption of SFAS No. 106 and No. 112.

(B) Includes $20,598 and $3,892 of the special charges discussed in Note 4 in 1994 and 1993, respectively, as well as an incremental charge in 1993 of $7,357 in connection with the adoption of SFAS No. 106 and No. 112.

(C)  Net of a gain of $35,868 from the disposition of a corporate investment.

(D) Consists principally of short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

SUMMARY BY GEOGRAPHIC AREA

(See Note 13 to Financial Statements)

Thousands of dollars                                     1994             1993         1992
                                                    ----------      ----------   ----------
REVENUES           United States                    $1,423,060      $1,371,607   $1,313,675
                   Europe                              704,116         699,839      696,268
                   Other                               432,285         393,959      355,374
                                                    ----------      ----------   ----------
                     Total (A)                      $2,559,461      $2,465,405   $2,365,317
                                                    ==========      ==========   ==========
AREA               United States (B)                $  264,117      $  232,727   $  275,932
OPERATING          Europe (C)                           82,040          79,453       80,828
INCOME             Other (D)                            39,330          27,617       19,980
                                                    ----------      ----------   ----------
                     Total                             385,487         339,797      376,740
                   Unallocated Expenses                (89,328)(E)    (116,903)    (107,283)
                                                    ----------      ----------   ----------
                     Income Before Income Taxes
                       and Cumulative Effect of
                       Accounting Changes           $  296,159      $  222,894   $  269,457
                                                    ==========      ==========   ==========
IDENTIFIABLE       United States                    $1,601,569      $1,613,985   $1,558,514
ASSETS             Europe                              667,467         665,799      763,241
                   Other                               431,440         412,400      400,286
                                                    ----------      ----------   ----------
                     Total                           2,700,476       2,692,184    2,722,041
                   Corporate (F)                       459,057         395,381      455,634
                                                    ----------      ----------   ----------
                     Total                          $3,159,533      $3,087,565   $3,177,675
                                                    ==========      ==========   ==========

(A) Interarea revenues to affiliates amounted to $350,207 in 1994, $383,428 in 1993 and $362,778 in 1992. These revenues, which are principally from the United States, are eliminated in consolidation. Intersegment revenues are not material.

(B) Includes $26,186 and $15,187 of the special charges as discussed in Note 4, in 1994 and 1993, respectively, as well as an incremental charge in 1993 of $17,574 in connection with the Company's adoption of SFAS No. 106 and No. 112.

(C) Includes $2,188 and $250 of the special charges as discussed in Note 4, in 1994 and 1993, respectively, as well as an incremental benefit in 1993 of $1,563 in connection with the Company's adoption of SFAS No. 112.

(D) Includes $240 and $3,047 of the special charges as discussed in Note 4, in 1994 and 1993, respectively, as well as an incremental benefit in 1993 of $394 in connection with the Company's adoption of SFAS No. 112.

(E)  Net of a gain of $35,868 from the disposition of a corporate investment.

(F) Consists principally of short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits, and income taxes.

                                                           /s/ Ernst & Young LLP


Hackensack, New Jersey
November 8, 1994

CONSOLIDATED STATEMENTS OF INCOME

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars, except per share amounts               1994           1993           1992
                                                       ----------     ----------     ----------
OPERATIONS     Revenues                                $2,559,461     $2,465,405     $2,365,317
               Cost of products sold                    1,399,634      1,368,402      1,301,621
               Selling and administrative expense         660,072        660,508        609,897
               Research and development expense           144,227        139,141        125,207
               Special charges                             30,490         26,929             --
                                                       ----------     ----------     ----------
               Total Operating Costs and Expenses       2,234,423      2,194,980      2,036,725
                                                       ----------     ----------     ----------
               Operating Income                           325,038        270,425        328,592
               Interest expense, net                      (47,624)       (53,412)       (49,116)
               Other income (expense), net                 18,745          5,881        (10,019)
                                                       ----------     ----------     ----------
              Income Before Income Taxes
                and Cumulative Effect of
                Accounting Changes                        296,159        222,894        269,457
              Income tax provision                         68,985         10,054         68,704
                                                       ----------     ----------     ----------
              Income Before Cumulative Effect of
                Accounting Changes                        227,174        212,840        200,753
              Cumulative effect of accounting changes,
                net of taxes                                   --       (141,057)            --
                                                       ----------     ----------     ----------
              Net Income                               $  227,174     $   71,783     $  200,753
                                                       ==========     ==========     ==========
EARNINGS      Income Before Cumulative Effect of
PER SHARE       Accounting Changes                     $     3.05     $     2.71     $     2.57
              Cumulative effect of accounting changes,
                net of taxes                                   --          (1.83)            --
                                                       ----------     ----------     ----------
              Net Income                               $     3.05     $      .88     $     2.57
                                                       ==========     ==========     ==========

              See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS

Becton, Dickinson and Company
September 30

Thousands of dollars, except per share amounts                                                1994         1993
                                                                                        ----------   ----------

ASSETS        Current Assets
                Cash and equivalents                                                    $   94,913   $   39,126
                Short-term investments                                                      83,854       25,753
                Trade receivables, net                                                     589,918      557,803
                Inventories                                                                420,001      445,877
                Prepaid expenses, deferred taxes and other                                 137,865       82,183
                                                                                        ----------   ----------
                  Total Current Assets                                                   1,326,551    1,150,742
              Investments in Marketable Securities                                          71,527      123,605
              Property, Plant and Equipment, Net                                         1,376,349    1,403,070
              Intangibles, Net                                                             217,725      216,092
              Other                                                                        167,381      194,056
                                                                                        ----------   ----------
              Total Assets                                                              $3,159,533   $3,087,565
                                                                                        ==========   ==========
LIABILITIES   Current Liabilities
                Short-term debt                                                         $  173,228   $  206,763
                Accounts payable                                                           118,146      110,690
                Accrued expenses                                                           173,284      153,588
                Income taxes                                                                93,691       63,406
                Salaries, wages and related items                                          119,972      101,615
                                                                                        ----------   ----------
                  Total Current Liabilities                                                678,321      636,062

              Long-Term Debt                                                               669,157      680,581
              Long-Term Employee Benefit Obligations                                       297,644      294,054
              Deferred Income Taxes and Other                                               32,717       19,915
              Commitments and Contingencies                                                     --           --

SHAREHOLDERS' ESOP convertible preferred stock -
EQUITY          $1 par value:  authorized - 1,016,949 shares;
                issued and outstanding - 954,764 shares in
                1994 and 984,890 shares in 1993                                             56,331       58,108
              Common stock - $1 par value:
                authorized - 160,000,000 shares;
                issued - 85,349,046 shares                                                  85,349       85,349
              Capital in excess of par value                                               111,600      104,954
              Cumulative currency translation adjustments                                    8,573      (22,048)
              Retained earnings                                                          1,752,360    1,581,196
              Unearned ESOP compensation                                                   (41,096)     (45,249)
              Common shares in treasury - at cost - 15,071,131
                shares in 1994 and 10,622,430 shares in 1993                              (491,423)    (305,357)
                                                                                        ----------   ----------
                  Total Shareholders' Equity                                             1,481,694    1,456,953
                                                                                        ----------   ----------
              Total Liabilities and Shareholders' Equity                                $3,159,533   $3,087,565
                                                                                        ==========   ==========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars                                                        1994            1993            1992
                                                                       ---------       ---------       ---------
OPERATING        Net income                                            $ 227,174       $  71,783       $ 200,753
ACTIVITIES       Adjustments to net income to derive net cash
                   provided by operating activities:
                     Depreciation and amortization                       203,705         189,756         169,638
                     Cumulative effect of accounting changes,
                       net of taxes                                           --         141,057              --
                     Special charges                                      30,490          26,929              --
                     Gains on sales of equity investments                (35,868)        (10,650)             --
                     Deferred income taxes                               (31,418)        (21,509)          7,066
                     Change in:
                       Trade receivables                                 (20,720)        (24,715)        (96,075)
                       Inventories                                        30,988         (31,205)         (6,164)
                       Prepaid expenses, deferred taxes and other          9,394          (2,930)         (3,551)
                       Accounts payable, income taxes and
                         other liabilities                                55,756            (232)         43,909
                     Other, net                                           10,048         (18,444)         (7,330)
                                                                       ---------       ---------       ---------
                     Net cash provided by operating activities           479,549         319,840         308,246
                                                                       ---------       ---------       ---------
INVESTING        Capital expenditures                                   (123,017)       (184,168)       (185,559)
ACTIVITIES       Sales of equity investments                              22,159          59,470              --
                 Acquisitions of businesses                              (12,750)             --         (98,767)
                 (Purchases) proceeds of short-term investments, net      (6,031)         18,077           9,566
                 Proceeds from sales of long-term investments                  8             384               2
                 Purchases of long-term investments                           --         (28,800)        (20,626)
                 Other, net                                              (12,809)        (38,083)        (34,349)
                                                                       ---------       ---------       ---------
                     Net cash used for investing activities             (132,440)       (173,120)       (329,733)
                                                                       ---------       ---------       ---------
FINANCING       Change in short-term debt                                (51,063)            206          91,708
ACTIVITIES      Proceeds of long-term debt                                39,606          42,062           2,077
                Payment of long-term debt                                (43,606)       (100,067)         (7,895)
                Issuance of common stock                                  30,865          12,974          15,807
                Repurchase of common stock                              (210,285)        (64,112)         (3,812)
                Dividends paid                                           (57,034)        (53,825)        (49,277)
                                                                       ---------       ---------       ---------
                     Net cash (used for) provided by
                       financing activities                             (291,517)       (162,762)         48,608
                                                                       ---------       ---------       ---------
                Effect of exchange rate changes on cash
                     and equivalents                                         195          (1,463)           (776)
                                                                       ---------       ---------       ---------
                     Net increase (decrease) in cash and
                       equivalents                                        55,787         (17,505)         26,345
                                                                       ---------       ---------       ---------
OPENING CASH
AND EQUIVALENTS                                                           39,126          56,631          30,286
                                                                       ---------       ---------       ---------
CLOSING CASH
AND EQUIVALENTS                                                        $  94,913       $  39,126       $  56,631
                                                                       =========       =========       =========

                See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Becton, Dickinson and Company
Thousands of dollars, except per share amounts


INDEX

Note     Subject                                                 Page
1        Summary of Significant Accounting Policies                39
2        Employee Stock Ownership Plan (ESOP)/Savings Plan         40
3        Benefit Plans                                             40
4        Special Charges                                           42
5        Other Income (Expense), Net                               42
6        Income Taxes                                              42
7        Supplemental Balance Sheet Information                    44
8        Debt                                                      44
9        Financial Instruments                                     45
10       Shareholders' Equity                                      48
11       Commitments and Contingencies                             49
12       Stock Plans                                               49
13       Business Segment Data                                     51

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its wholly-owned subsidiaries after the elimination of intercompany transactions. Investments in other entities in which the Company has significant management influence are accounted for using the equity method of accounting. These investments are included in Other assets at cost plus the Company's equity in undistributed earnings since the date of acquisition. The proportionate share of income (loss) from equity investments is included in Other income (expense), net.

RECLASSIFICATIONS

The Company has reclassified certain prior year information to conform with the current year presentation.

CASH EQUIVALENTS

Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out (LIFO) method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation and amortization are provided on the straight-line basis over estimated useful lives.

INTANGIBLES

Intangibles include goodwill, which represents costs in excess of net assets of businesses acquired, and patents. Goodwill and patents are being amortized over periods ranging from eight to forty years, using the straight-line method.

REVENUE RECOGNITION

Substantially all revenue is recognized when products are shipped to customers.

WARRANTY

Estimated future warranty obligations related to certain products are provided by charges to operations in the period that the related revenue is recognized.

INCOME TAXES

United States income taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes have been provided and tax credits have been recognized based on tax laws in effect at the dates of the financial statements.

EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year, and related income amounts after adjustment for dividends on preferred shares (net of related tax benefits in 1992).

The weighted average number of shares used in the computations were 73,333,000 in 1994, 76,930,000 in 1993 and 77,028,000 in 1992. Common equivalent shares relate to employee stock plans.

ACCOUNTING CHANGES

Effective October 1, 1992, the Company adopted three Statements of Financial Accounting Standards (SFAS). The cumulative effect on prior years and the net incremental charges attributable to the adoption of SFAS No. 106, Employers' Accounting For Postretirement Benefits Other Than Pensions; SFAS No. 112, Employers' Accounting For Postemployment Benefits; and SFAS No. 109, Accounting For Income Taxes, are included in the determination of net income in 1993, as detailed below:

                          Cumulative Effect
                  ----------------------------------
                    Pre-tax    After-tax   Per Share
                  ---------    ---------   ---------
SFAS No. 106      $(189,150)   $(119,130)     $(1.55)
SFAS No. 112        (46,155)     (29,765)       (.38)
SFAS No. 109             --        7,838         .10

                         1993 Incremental Effect
                  ----------------------------------
                    Pre-tax    After-tax   Per Share
                  ---------    ---------   ---------
SFAS No. 106      $ (19,600)   $ (12,420)     $ (.17)
SFAS No. 112          3,632        2,325         .03
SFAS No. 109             --        3,725         .03


NOTE 2 - EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)/SAVINGS PLAN

The Company has an Employee Stock Ownership Plan (ESOP) as part of its voluntary defined contribution plan (savings plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 1.6 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as unearned ESOP compensation.

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

Selected financial data pertaining to the ESOP/Savings Plan follow:

                            1994      1993      1992
                        --------  --------  --------
Total expense of the
  savings plan          $  9,347  $  9,201  $  8,880
Compensation expense
  (included in total
  expense above)        $  6,543  $  6,194  $  5,725
Number of preferred
  shares allocated
  at September 30        248,766   211,465   158,588

The Company guarantees employees' contributions to the fixed income fund of the Savings Plan. The amount guaranteed was $92,935 at September 30, 1994.

NOTE 3 - BENEFIT PLANS

The Company and certain of its subsidiaries have defined benefit pension plans which cover a substantial number of its employees. The largest plan, covering most of the Company's domestic employees, is a "final average pay" plan.

A summary of the costs of the domestic defined benefit pension plans follows:


                              1994       1993       1992
                          --------   --------   --------
Service cost: benefits
  earned during
  the year                $ 20,040   $ 18,497   $ 16,833
Interest cost on
  projected benefit
  obligation                28,641     27,991     26,058
Return on assets:
  Actual gain               (1,280)   (58,371)   (36,474)
  Deferred portion         (34,986)    25,990      5,924
                          --------   --------   --------
  Expected return          (36,266)   (32,381)   (30,550)
Special termination
  benefits                   3,498          -          -
                          --------   --------   --------
Net pension cost          $ 15,913   $ 14,107   $ 12,341
                          ========   ========   ========

Rate assumptions used in accounting for the defined benefit plans were:

                            1994    1993    1992
                           ------  ------  ------
Discount rate:
  End of year               8.00%   7.25%   7.75%
  Beginning of year         7.25    7.75    7.75
Rate of increase in
  compensation              5.25    5.25    6.25
Expected long-term rate
  of return on assets      10.00   10.00   10.00

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at September 30, 1994 and 1993 for the Company's domestic defined benefit pension plans:

                                  1994       1993
                                --------   --------
Actuarial present value of
  benefit obligations:
Vested benefit obligation       $253,995   $279,507
                                ========   ========
Accumulated benefit
  obligation                    $274,319   $301,242
                                ========   ========
Projected benefit obligation    $361,418   $402,377
Plan assets at fair value        306,437    364,705
                                --------   --------
Plan assets under projected
  benefit obligation             (54,981)   (37,672)
Unrecognized net loss             10,555      9,190
Unrecognized net asset at
  October 1, 1985, net of
  amortization                    (3,640)    (4,247)
                                --------    -------
Net pension liability
  recognized in the
  consolidated
  balance sheet                 $(48,066)  $(32,729)
                                ========   ========

Plan assets are composed primarily of investments in publicly traded securities. The Company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended, plus such additional amounts as the Company may determine to be appropriate from time to time.

Employees in foreign countries are covered by various postretirement benefit arrangements, some of which are considered to be defined benefit plans for accounting purposes. Such plans are immaterial to the Company's consolidated financial position and results of operations.

In addition to providing pension benefits, the Company and its domestic subsidiaries provide certain health care and life insurance benefits for retired employees. Substantially all of the Company's domestic employees may become eligible for these benefits upon retirement from the Company. The Company's cost of benefits for foreign retirees is minimal as health care and life insurance coverage is generally provided through government plans.

Postretirement benefit costs include the following components:

                                    1994     1993
                                  -------   -------
Service cost:  benefits
  earned during the year          $ 2,537   $ 9,645
Interest cost on
  projected benefit obligation      9,671    15,830
Amortization of prior
  service cost                     (6,312)        -
                                  -------   -------
Postretirement benefit cost       $ 5,896   $25,475
                                  =======   =======

The amount included in expense for 1992 under the cash basis method was approximately $5,800.

The postretirement benefit plans other than pensions are not funded. The present value of the Company's obligation included in the September 30, 1994 and 1993 balance sheet was as follows:

                                        1994       1993
                                      --------   --------
Accumulated postretirement
  benefit obligation:
Retirees                              $103,326   $ 78,220
Fully eligible active participants      13,136     38,250
Other active participants               24,262    110,240
                                      --------   --------
  Total                                140,724    226,710
Unrecognized prior service cost         88,368         --
Unrecognized actuarial loss             (4,545)        --
                                      --------   --------
Accrued postretirement
  benefit liability                   $224,547   $226,710
                                      ========   ========

In 1994 and 1993, health care cost trends of 14% and 15%, respectively, pre-age 65 and 11% and 12%, respectively, post-age 65 were assumed. These rates were assumed to decrease gradually to an ultimate rate of 6.25% beginning in 2003 for pre-age 65 and

2000 for post-age 65. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at September 30, 1994 by $6,264 and the postretirement cost for 1994 by $501. The discount rate used to estimate the postretirement benefit cost was 7.25% and 7.75%, in 1994 and 1993, respectively. The discount rate used to estimate the accumulated postretirement benefit obligation at September 30, 1994 and 1993 was 8.0% and 7.25%, respectively. In 1994, the Company made significant modifications to its U.S. postretirement benefit plans. These plan changes, which are effective for retirements after January 1, 1995, consist primarily of retiree contributions and an inflation cap. The accumulated postretirement benefit obligation was reduced as a result of these changes. In accordance with SFAS No. 106, this reduction in the obligation is being amortized as a component of the postretirement benefit cost.

In accordance with SFAS No. 112, the Company recorded a provision of $7,100 in 1994 and $6,000 in 1993, for postemployment benefits. The amount included in expense for 1992 prior to the adoption of SFAS No. 112 was approximately $4,300. The Company utilizes a service-based approach in applying the provisions of SFAS No. 112 for most of its post-employment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Such actuarial gains and losses, if material, are amortized over future service periods.

NOTE 4 - SPECIAL CHARGES

In the fourth quarter of 1994, the Company recorded special charges of $30,490, primarily related to write-offs of property, plant and equipment, inventories and other assets associated with decisions made in the fourth quarter to exit specific product lines and refocus certain businesses.

In 1993, the Company recorded special charges of $26,929 consisting principally of a provision to adjust the carrying values of idle and underperforming assets to estimated net realizable values. The provision was based on a periodic review of worldwide assets to determine whether there had been a permanent decline in the value of any assets due to manufacturing productivity improvements, refinements in strategic direction or declines in general real estate or market values.

NOTE 5 - OTHER INCOME (EXPENSE), NET

Other income, net in 1994 includes a gain of $35,868 from the disposition of a foreign investment previously accounted for using the equity method. Proceeds from the disposition are being received in three installments, the first of which was received in September 1994. The balance of the receivable of $42,563 is classified in Prepaid expenses, deferred taxes and other at September 30, 1994.

Other income, net in 1993 includes a gain of $10,650 from the disposition of an investment previously accounted for using the equity method.

Foreign exchange losses of $10,608, $11,626 and $10,845 are included in Other income (expense), net in 1994, 1993 and 1992, respectively.

NOTE 6 - INCOME TAXES

The provision for income taxes is comprised of the following charges (benefits). The 1994 and 1993 amounts reflect the use of the liability method under SFAS No. 109, while the 1992 amounts reflect the use of the deferred method under APB No. 11.

                                       1994       1993      1992
                                     --------   --------   -------
Current:
  Domestic:
    Federal                          $ 42,514   $ (7,116)  $34,053
    State and local,
      including Puerto Rico            20,148     11,439    10,051
  Foreign                              37,741     27,240    17,534
                                     --------   --------   -------
                                      100,403     31,563    61,638
                                     --------   --------   -------
Deferred:
  Domestic                            (21,728)   (11,448)      975
  Foreign                              (9,690)   (10,061)    6,091
                                     --------   --------   -------
                                      (31,418)   (21,509)    7,066
                                     --------   --------   -------
                                     $ 68,985   $ 10,054   $68,704
                                     ========   ========   =======

Effective October 1, 1992, the Company adopted the provisions of SFAS No. 109. Deferred income taxes at September 30, 1994 and 1993 and October 1, 1992 consisted of:


                     September 30, 1994       September 30, 1993        October 1, 1992
                  ----------------------   ----------------------   ----------------------
                    Assets   Liabilities     Assets   Liabilities     Assets   Liabilities
                  --------   -----------   --------   -----------   --------   -----------
Compensation
  and benefits    $130,962      $     --   $129,518      $     --   $112,674      $     --
Property and
  equipment             --       126,539         --       126,708         --       121,651
Other               68,890        13,393     45,175        17,271     40,623        31,468
                  --------   -----------   --------   -----------   --------   -----------
                   199,852       139,932    174,693       143,979    153,297       153,119
Valuation
  allowance         (7,100)           --     (7,937)           --     (5,906)           --
                  --------   -----------   --------   -----------   --------   -----------
                  $192,752      $139,932   $166,756      $143,979   $147,391      $153,119
                  ========   ===========   ========   ===========   ========   ===========

In accordance with SFAS No. 109, deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1994 and 1993, net current deferred tax assets of $35,725 and $15,484, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $28,961 and $10,212, respectively, were included in Other non-current assets. Net non-current deferred tax liabilities of $11,866 and $2,919, respectively, were included in Deferred income taxes and other.

Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1994, the cumulative amount of such undistributed earnings approximated $927,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The components of the 1992 deferred income tax provision follow:

                                                    1992
                                                 -------
Depreciation                                     $10,482
Capitalized interest                               1,553
Joint venture and equity investments                 941
Compensation and benefits                         (3,347)
Other                                             (2,563)
                                                 -------
                                                 $ 7,066
                                                 =======

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                   1994       1993       1992
                                   ----       ----       ----
Federal statutory tax rate         35.0%      34.8%      34.0%
State and local income
  taxes, net of Federal
  tax benefit                        .7         .3        2.8
Effect of foreign and
  Puerto Rican income              (8.4)     (13.3)      (8.9)
Adjustments to estimated
  liability for prior
  years' taxes                        -       (8.3)         -
Foreign tax credits                (2.3)      (5.4)         -
Research tax credit                 (.5)      (1.4)       (.5)
Benefit from sale
  of subsidiary                       -          -       (1.9)
Other, net                         (1.2)      (2.2)         -
                                   ----       ----       ----
                                   23.3%       4.5%      25.5%
                                   ====       ====       ====

The approximate dollar and per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 1994 - $23,300 and $.32; 1993 - $24,100 and $.31; and 1992 - $21,100 and $.28. The tax
holidays expire at various dates through 2010.

The Company made income tax payments, net of refunds, of $65,481 in 1994, $61,449 in 1993 and $35,848 in 1992.

The components of income before income taxes and cumulative effect of accounting changes follow:

                         1994      1993      1992
                       --------  --------  --------
Domestic, including
  Puerto Rico          $166,563  $141,913  $202,080
Foreign                 129,596    80,981    67,377
                       --------  --------  --------
                       $296,159  $222,894  $269,457
                       ========  ========  ========

NOTE 7 - SUPPLEMENTAL BALANCE SHEET INFORMATION

TRADE RECEIVABLES

Allowances for doubtful accounts and cash discounts netted against trade receivables were $22,158 and $18,898 at September 30, 1994 and 1993, respectively.

INVENTORIES
                       1994      1993
                     --------  --------
Materials            $ 85,303  $ 89,549
Work in process        69,696    67,257
Finished products     265,002   289,071
                     --------  --------
                     $420,001  $445,877
                     ========  ========

Inventories valued under the LIFO method were $240,965 in 1994 and $227,539 in 1993. Inventories valued under the LIFO method would have been higher by approximately $36,500 in both 1994 and 1993, if valued on a current cost basis.

PROPERTY, PLANT AND EQUIPMENT

                                  1994        1993
                               ----------  ----------
Land                           $   54,410  $   52,842
Buildings                         907,832     881,643
Machinery, equipment
  and fixtures                  1,483,334   1,401,319
Leasehold improvements             34,360      28,052
                               ----------  ----------
                                2,479,936   2,363,856
Less allowances for
  depreciation and
  amortization                  1,103,587     960,786
                               ----------  ----------
                               $1,376,349  $1,403,070
                               ==========  ==========

INTANGIBLES
                                     1994        1993
                               ----------  ----------
  Patents and other            $  220,927  $  211,847
  Goodwill                        147,600     132,170
                               ----------  ----------
                                  368,527     344,017
  Less accumulated
   amortization                   150,802     127,925
                               ----------  ----------
                               $  217,725  $  216,092
                               ==========  ==========
NOTE 8 - DEBT

The components of short-term debt follow:
                                     1994        1993
                               ----------  ----------
Loans payable:
  Domestic                     $   35,941  $  108,000
  Foreign                         110,883      81,752
Current portion of
  long-term debt                   26,404      17,011
                               ----------  ----------
                               $  173,228  $  206,763
                               ==========  ==========

Domestic loans payable consist of commercial paper supported by committed lines of credit. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rate for loans payable was 4.2% at both September 30, 1994 and 1993. At September 30, 1994, the Company had domestic unused confirmed short-term lines of credit of $240,000 and unused confirmed long-term lines of credit of $150,000. In addition, the Company had unused foreign lines of credit pursuant to informal arrangements of approximately $209,000 at September 30, 1994.

The components of long-term debt follow:


                                             1994      1993
                                         --------  --------
Domestic notes due through 2013
  (average year-end interest rate:
  4.9%-1994; 3.5%-1993)                  $162,788  $166,603
Foreign notes due through 2004
  (average year-end interest rate:
  6.7%-1994; 6.0%-1993)                    29,522    33,801
  7.875%  Notes due
          December 15, 1996               100,000   100,000
  8.375%  Notes due
          June 1, 1996                     50,000    50,000
  8.80%   Notes due
          March 1, 2001                   100,000   100,000
  9.25%   Sinking fund
          debentures due
          through June 1, 2016             81,400    81,400
  9.45%   Guaranteed ESOP
          Notes due through
          July 1, 2004                     45,447    48,777
  9.95%   Notes due
          March 15, 1999                  100,000   100,000
                                         --------  --------
                                         $669,157  $680,581
                                         ========  ========

Domestic notes include $150,000 of commercial paper which are supported by long-term credit agreements with leading banks, at both September 30, 1994 and 1993.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 1996 to 1999 are as follows: 1996 - $211,290; 1997 - $105,394;
1998 - $7,653; 1999 - $106,123.

The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                            1994     1993     1992
                         -------  -------  -------
Charged to operations    $62,472  $66,716  $60,577
Capitalized                5,946    8,181   21,176
                         -------  -------  -------
                         $68,418  $74,897  $81,753
                         =======  =======  =======

Interest paid, net of amounts capitalized, was $63,670 in 1994, $67,308 in 1993 and $59,766 in 1992.

NOTE 9 - FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash equivalents, short-term investments and short-term debt approximate fair values. Fair values were estimated based on market prices, where available, or dealer quotes.

The estimated fair values of the Company's financial instruments at September 30, 1994 and 1993 were as follows:

                                        1994                  1993
                                 ------------------   -------------------
                                 CARRYING    FAIR     Carrying     Fair
                                  VALUE      VALUE      Value     Value
                                 --------  --------   --------   --------
Assets:
  Investments in marketable
    securities (non-current)     $ 71,527  $ 70,093   $123,605   $128,616
  Other long-term investments       9,112    10,117     11,113     13,051
  Purchased currency option           112       112          -          -
Liabilities:
  Long-term debt                 $669,157  $689,181   $680,581   $753,879
  Forward exchange contracts          630       473      9,586      8,790
  Interest rate swaps                  68      (524)       (31)       354
  Interest rate collars                32        49        (57)       153

OFF-BALANCE-SHEET RISK

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged in excess of 75% of these exposures by entering into forward exchange contracts and purchased currency options for the future purchase and sale of foreign currencies. In addition, the Company hedged a portion of its investment in a foreign subsidiary by entering into forward exchange contracts with a stated value of $55,482 to sell French francs and buy U.S. dollars forward.

At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and purchased currency option were as follows:


                                  1994      1993
                              --------  --------
Forward exchange
  contracts                   $665,945  $512,988
Purchased currency option,
  German mark put,
  U.S. dollar call            $  9,416  $      -

At September 30, 1994, $506,732 of the forward exchange contracts mature within 90 days, $124,037 at various dates in 1995 and $35,176 in March 1996. The purchased currency option at September 30, 1994 expires October 1994.

Significant forward exchange contracts and the purchased currency option which represent hedges of currency transaction exposures at September 30, 1994 were as follows:


                                   U.S. Dollar Equivalents
                            ----------------------------------------
                               September 30, 1994
                            --------------------------
                                             Currency
                                           Transaction     Average
                                            Exposure-     Contracts
                             Notional         Asset        During
                              Amount       (Liability)   Fiscal 1994
                            ---------      -----------   -----------
Commitments to
  sell foreign
  currencies:
    French francs            $ 73,485        $  73,485      $ 69,576
    Italian lira               57,888           57,888        51,781
    Belgian francs             46,202           46,202        45,582
    Spanish pesetas            45,141           45,141        43,801
    British pounds             26,041           26,041        11,145
    Japanese yen                6,417            6,417         7,627
Commitments to
  purchase foreign
  currencies:
    Irish pounds             $182,290        $(182,485)     $156,207
    Singapore dollars          46,798          (46,798)       45,697
    Japanese yen               17,287          (17,287)        8,218
    Belgian francs             14,058          (25,413)       14,702
    British pounds             11,243          (11,497)       14,367
    German marks               11,319          (11,319)        7,017

Significant forward exchange contracts which represent hedges of currency transaction exposures at September 30, 1993 were as follows:

                                     U.S. Dollar Equivalents
                               ------------------------------------
                                 September 30, 1993
                               ----------------------
                                           Currency
                                          Transaction    Average
                                           Exposure-     Contracts
                               Notional      Asset        During
                                Amount    (Liability)   Fiscal 1993
                               --------   -----------   -----------
Commitments to
 sell foreign
 currencies:
  French francs                $ 65,026    $  65,026     $ 59,588
  Italian lira                   50,085       50,085       52,412
  Belgian francs                 42,236       42,236       71,117
  Spanish pesetas                36,216       39,730       35,541
  British pounds                 33,936       40,837       29,945
  Japanese yen                    9,385        9,385       10,044
  Irish pounds                    8,834        8,834        2,463
Commitments to
 purchase foreign
 currencies:
  Irish pounds                 $156,024    $(156,024)    $165,868
  Singapore dollars              42,855      (42,855)      39,218
  British pounds                 15,617      (15,617)      17,714
  Belgian francs                  9,743      (26,219)      22,188
  Japanese yen                    6,804       (6,804)         567

The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.

The Company enters into interest rate swap and interest rate collar agreements in order to reduce the impact of fluctuating interest rates on its foreign currency short-term floating rate debt outside the U.S. At September 30, 1994 and 1993, the Company had foreign interest rate swap agreements, with maturities at various dates through 1997. Under these agreements the Company agrees with other parties to pay, at specified intervals, fixed rate payments in exchange for variable rate payments, calculated on an agreed-upon notional amount.


                               Notional
                                Amount               Average
                              U.S. Dollar  Fixed    Variable
                              Equivalent    Rate      Rate
                              -----------  ------   --------
Interest Rate Swaps:
September 30, 1994
  French francs                 $18,886     8.16%      6.41%
  French francs                  18,886     5.00       6.80
  British pounds                 15,795     5.85       5.40
  Japanese yen                    5,041     2.61       2.23
  Japanese yen                   10,082     2.61       2.25
September 30, 1993
  French francs                 $17,535     8.16%     10.01%
  British pounds                 14,960     5.85       6.06

At September 30, 1994 and 1993, the Company had a foreign interest rate collar agreement with a notional amount of $15,800 which limits the potential interest rate fluctuations on a portion of the Company's British pound denominated short-term debt to a range of 6.5%-8.0%. The premium paid on the collar agreement is amortized to interest expense over the term of the agreement. The collar agreement expires in October 1994.

CONCENTRATION OF CREDIT RISK

Substantially all of the Company's trade receivables are due from entities in the health care industry. Due to the large number and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, the Company minimizes exposure to such risk by dealing only with major international banks and financial institutions.

NOTE 10 - SHAREHOLDERS' EQUITY

                                       Series B,
                                         ESOP
                                       Preferred    Common     Capital In                                     Treasury Stock
                                         Stock       Stock     Excess of      Retained    Unearned ESOP   -------------------------
                                        Issued      Issued     Par Value      Earnings    Compensation      Shares         Amount
                                       ---------    -------    ----------    ----------   -------------   ----------      ---------
Balance at October 1, 1991              $55,032     $85,349     $105,682     $1,409,376     $(49,048)     (9,866,668)     $(266,942)
  Net income                                                                    200,753
  Cash dividends:
    Common ($.60 per share)                                                     (45,408)
    Preferred ($3.835 per
      share), net of tax benefits                                                (2,545)
  Issuance of common stock
    for employee stock plans, net                                    (16)                                    600,136         15,664
  Repurchase of common stock                                                                                (127,400)        (3,812)
  Reduction in unearned ESOP
    compensation for the year                                                                  4,039
  Adjustment for redemption
    provisions and other                  3,995                                               (4,652)          5,286            159
                                        -------     -------     --------     ----------     --------      ----------      ---------
Balance at September 30, 1992            59,027      85,349      105,666      1,562,176      (49,661)     (9,388,646)      (254,931)
  Net income                                                                     71,783
  Cash dividends:
    Common ($.66 per share)                                                     (50,014)
    Preferred ($3.835 per share),
      net of tax benefits                                                        (2,749)
  Issuance of common stock for
    employee stock plans, net                                       (825)                                    545,964         13,284
  Repurchase of common stock                                                                              (1,793,650)       (64,112)
  Reduction in unearned ESOP
    compensation for the year                                                                  4,412
  Adjustment for redemption
    provisions and other                   (919)                     113                                      13,902            402
                                        -------     -------     --------     ----------     --------      ----------      ---------
Balance at September 30, 1993            58,108      85,349      104,954      1,581,196      (45,249)    (10,622,430)      (305,357)
  Net income                                                                    227,174
  Cash dividends:
    Common ($.74 per share)                                                     (53,292)
    Preferred ($3.835 per share),
      net of tax benefits                                                        (2,718)
  Issuance of common stock for
    employee stock plans, net                                      6,355                                     874,309         23,160
  Repurchase of common stock                                                                              (5,359,600)      (210,285)
  Reduction in unearned ESOP
    compensation for the year                                                                  4,153
  Adjustment for redemption
    provisions and other                 (1,777)                     291                                      36,590          1,059
                                        -------     -------     --------     ----------     --------      ----------      ---------
Balance at September 30, 1994           $56,331     $85,349     $111,600     $1,752,360     $(41,096)    (15,071,131)     $(491,423)
                                        =======     =======     ========     ==========     ========      ==========      =========

48

CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature (net of allocated income taxes), are included in the cumulative currency translation adjustment account in Shareholders' Equity. The following is an analysis of the account:

                                   1994        1993      1992
                               --------   ---------   -------
Balance at October 1           $(22,048)  $  87,300   $24,337
Translation adjustment           37,900    (109,408)   65,367
Disposition of foreign
  investment                     (6,348)          -         -
Allocated income taxes             (931)         60    (2,404)
                               --------   ---------   -------
Balance at September 30        $  8,573   $ (22,048)  $87,300
                               ========   =========   =======

PREFERRED STOCK PURCHASE RIGHTS

In 1986, the Board of Directors declared a distribution of one Preferred Stock Purchase Right (Right) for each outstanding share of the Company's common stock. Each Right will entitle a shareholder to buy one one-hundredth of a share of Series A preferred stock at an exercise price of $88. The Rights will be exercisable only if a third party acquires 20% or more of the Company's common stock or commences a tender or exchange offer for 30% or more of the common stock. After the Rights become exercisable and in the event of certain transactions, principally involving significant changes in control of the Company, each holder of a Right will be entitled to receive, upon exercise, a number of shares of the surviving company's common stock which would have a market value of twice the exercise price. The Company will be entitled to redeem the Rights for $.01 per Right at any time until ten days after a 20% or more position has been acquired. The Rights will expire April 25, 1996. There are 500,000 shares of preferred stock designated Series A, none of which have been issued.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

Rental expense for all operating leases amounted to $49,900 in 1994, $51,500 in 1993 and $45,800 in 1992. Future minimum rental commitments on noncancelable leases are as follows: 1995 - $33,300; 1996 - $28,300; 1997 - $22,300; 1998 -
$16,700; 1999 - $13,800 and an aggregate of $58,900 thereafter.

CONTINGENCIES

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and similar state laws. The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. The results of these matters, individually and in the aggregate, are not expected to have a material effect on the results of operations or financial condition of the Company.

NOTE 12 - STOCK PLANS

STOCK OPTION PLANS

The Company has stock option plans under which key employees have been granted options to purchase shares of the Company's common stock at the fair market value at the time of the grant. The 1990 Stock Option Plan, adopted in 1991, makes available 4,000,000 shares of the Company's common stock for the granting of options. The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period. There was no such compensation expense in each of the three years presented.

Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of election and the option price. This difference would be recorded as compensation expense over the vesting period.

A summary of changes in outstanding options is as follows:

                                        1994                          1993                          1992
                             ---------------------------   ---------------------------   ---------------------------
                               Shares      Price Range       Shares      Price Range       Shares      Price Range
                             ---------   ---------------   ---------   ---------------   ---------   ---------------
Balance at October 1         4,672,044   $ 8.41 - $39.50   4,161,988   $ 8.41 - $38.78   3,879,858   $ 8.33 - $38.78
  Granted                    1,258,370    34.56 -  40.10   1,054,764    37.25 -  39.50     816,450    35.85 -  36.71
  Exercised                   (756,350)    8.41 -  40.10    (498,979)    8.41 -  38.78    (487,070)    8.33 -  31.57
  Canceled                     (93,105)    8.41 -  38.78     (45,729)   10.05 -  38.78     (47,250)   26.88 -  38.78
                             ---------                     ---------                     ---------
Balance at September 30      5,080,959   $12.67 - $40.10   4,672,044   $ 8.41 - $39.50   4,161,988   $ 8.41 - $38.78
                             =========                     =========                     =========
Exercisable at
  September 30               3,550,467                     3,380,615                     3,096,904

Available for grant at:
  October 1, 1993            2,249,016
  September 30, 1994         1,046,921


Options outstanding as of September 30, 1994 expire at various times from June 1995 through June 2004.

OTHER STOCK PLANS

The Company has a compensatory Stock Award Plan which provides for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant, the remainder is distributable in five equal annual installments. During 1994, 109,044 shares were distributed. Awards for 58,585, 47,590 and 49,300 shares (net of cancellations) were granted in 1994, 1993 and 1992, respectively. At September 30, 1994, 816,584 shares were reserved for future issuance, of which awards for 292,171 shares have been granted.

During 1994, the Company adopted the 1994 Restricted Stock Plan for Non-Employee Directors. The Restricted Stock Plan, which is compensatory, reserves for issuance 75,000 shares of the Company's common stock. During 1994, 15,229 restricted shares were issued in accordance with the provisions of the plan.

NOTE 13 - BUSINESS SEGMENT DATA

The Company's operations are comprised of two segments, Medical Supplies and Devices and Diagnostic Systems.

MEDICAL SUPPLIES AND DEVICES

The major products in this segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, vascular access products and surgical devices (including disposable scrubs, surgical gloves, specialty and surgical blades and pre-surgery patient prep kits). The Medical Supplies and Devices segment also includes specialty needles, drug infusion systems, elastic support products, thermometers, examination gloves and contract packaging services. Distribution of these products is both through distributors and directly to hospitals, laboratories and other end users.

DIAGNOSTIC SYSTEMS

The major products in this segment are classical and instrumented microbiology products, blood collection products, instrumentation systems for cellular analysis, including flow cytometry and cellular imaging products, tissue culture labware, hematology instruments and other diagnostic systems, including immunodiagnostic test kits. Distribution of these products is both through distributors and directly to hospitals, laboratories and other end users.

Sales to a distributor which supplies the Company's products to many end users accounted for approximately 12% of revenues in both 1994 and 1993 and 11% of revenues in 1992, and were from both the Diagnostic Systems and Medical Supplies and Devices segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico; Europe; and Other, which is comprised of Canada, Latin America, Japan and Asia Pacific.

Segment and geographic area operating income represent revenues reduced by product costs and operating expenses. Unallocated expenses include costs related to management of corporate assets, foreign exchange, the results of investments accounted for by the equity method and interest expense, net.

Financial information with respect to business segment and geographic data for the years ended September 30, 1994, 1993 and 1992 is on pages 32 and 33 and is considered to be an integral part of the notes to the consolidated financial statements.

QUARTERLY DATA (UNAUDITED)
Thousands of dollars, except per share amounts


1994                                             1st           2nd       3rd       4th        Year
                                            --------      --------  --------  --------  ----------
Revenues                                    $554,080      $634,814  $652,988  $717,579  $2,559,461
Gross Profit                                 241,198       291,732   295,131   331,766   1,159,827
Net Income                                    25,696        57,093    58,074    86,311     227,174
Earnings Per Share                               .33           .76       .78      1.18        3.05

1993                                             1st           2nd       3rd       4th        Year
                                            --------      --------  --------  --------  ----------
Revenues                                    $560,462      $612,534  $625,356  $667,053  $2,465,405
Gross Profit                                 241,354       272,285   279,538   303,826   1,097,003
Income Before Cumulative Effect
  of Accounting Changes                       23,344        55,996    57,060    76,440     212,840
Net Income                                  (117,713)(A)    55,996    57,060    76,440      71,783(A)
Earnings Per Share:
  Income Before Cumulative  Effect
    of Accounting Changes                        .30           .71       .72       .98        2.71
  Net Income                                   (1.53)(A)       .71       .72       .98         .88(A)

(A) Includes an after-tax charge of $141,057, or $1.83 per share, for the cumulative effect of accounting changes.


COMMON STOCK PRICES AND DIVIDENDS


1994 By Quarter        High      Low    Dividends
                   --------  -------  -----------
First              $ 39      $34        $    .185
Second               40 3/4   34             .185
Third                41 1/2   35 3/8         .185
Fourth               48 1/4   40 1/8         .185

1993 By Quarter        High      Low    Dividends
                   --------  -------  -----------
First              $42 1/16  $36 1/8        $.165
Second              40  3/4   33 7/8         .165
Third               40        32 5/8         .165
Fourth              40  1/4   34 1/2         .165

52