Form 10-K, Exhibit 13
period 1995-09-30
BECTON DICKINSON & CO
filed 1995-12-27
CIK 10795

                                                                      EXHIBIT 13

Financial Table of Contents

Financial Review  21
Six Year Summary of Selected Financial Data  28
Summary by Business Segment  30
Summary by Geographic Area  31
Report of Management  32
Report of Ernst & Young LLP, Independent Auditors  33
Consolidated Statements of Income  34
Consolidated Balance Sheets  35
Consolidated Statements of Cash Flows  36
Notes to Consolidated Financial Statements  37


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

Revenues and Earnings

Worldwide revenues of $2.7 billion rose 6%. Excluding the estimated impacts of favorable foreign currency translation of 3% and of certain initiatives which reduced 1995 revenues, as discussed below, the resulting underlying growth rate remained at 6%, which resulted primarily from volume increases and an improved product mix in both segments. Price increases averaged less than 1%. Revenue growth was achieved in the U.S. and international markets by both segments. Revenues were unfavorably impacted by programs designed to normalize quarterly revenue patterns through a reduction in the number of year-end sales promotions. In addition, the Company divested certain businesses, the most significant of which were the medical glove business and the radioimmunoassay (RIA) business. While health care cost containment continues to be pursued in the United States and Europe, the Company has responded successfully by continuing to develop cost-effective and innovative products which respond to unmet customer needs and enhance opportunities in these markets. Sales forces and supply chain services are being reorganized so that the Company will continue to effectively serve its customers, including larger, more integrated health care providers. These efforts will enable the Company to continue to successfully reach all distribution channels and customer segments as the marketplace evolves.

   Medical segment revenues of $1.5 billion increased 6% over last year. The estimated favorable impact of foreign currency translation of 3% was offset by the decrease in revenues related to business divestitures and the estimated impact of reduced levels of year-end sales promotions. Revenue growth was led by strong sales of the Company's diabetes health care products, a result of both market share gains and market growth. This market growth was largely attributable to the gradual trend toward more frequent insulin injections resulting from more intensive therapies. Strong increases in revenues were also realized in injection systems by the continuing shift toward the use of hypodermic safety devices and increased use of prefillable syringes by pharmaceutical companies for vaccines and other drugs. Revenue growth in infusion therapy was led by the Company's increasing market share of intravenous catheters. Revenues of the medical glove business, which was sold on June 30, 1995, were $85 million and $104 million in 1995 and 1994, respectively.

   Medical segment operating income of $330 million increased 20% over 1994 primarily due to revenue growth, improved sales mix, manufacturing productivity, and the benefits gained from the recent centralization of warehousing and distribution activities in Europe. The estimated favorable impact of foreign currency translation and the effect of special charges in 1994 were offset by the decrease in income related to business divestitures and the estimated impact of reduced levels of year-end sales promotions.

   Diagnostic segment revenues of $1.2 billion increased 7%. Excluding the estimated impacts of favorable foreign currency translation of 4% and of reduced levels of year-end sales promotions, as well as the decrease in revenues related to business divestitures, Diagnostic segment revenues increased 5%. Growth in sample collection was led by continued strong sales of VACUTAINER brand blood collection products, fueled by the continued conversion of the market to higher value, lower cost-in-use safety products. FACS brand flow cytometry systems, including several new product offerings, also exhibited strong sales growth.
The Company's new FACSCALIBUR four-color flow cytometry system, along with new products designed to increase efficiency in sample handling and data management, have received excellent market acceptance. The rate of revenue growth of infectious disease products, though slightly lower than historical levels, was at the market rate which is estimated at 2%. Revenue growth in infectious disease products continues to be impacted by worldwide cost containment initiatives in diagnostic testing. The Company is responding to these developments through its ongoing efforts to develop cost-effective and innovative products.

   Diagnostic segment operating income of $158 million increased 42% over 1994. During the fourth quarter of 1995, the Company recorded a provision of $12 million primarily to write off goodwill associated with the cellular imaging business. This provision resulted from the Company's recognition that the slower than anticipated market growth of this business would not result in expected returns. Excluding the impact of this provision, and the estimated impacts of favorable foreign currency translation and of reduced levels of year-end sales promotions, as well as the effect of special charges in 1994, Diagnostic segment operating income increased 24%. This growth was primarily due to revenue growth, improved gross profit margins from increased manufacturing productivity and improved product mix, as well as tight expense management.

   On a geographic basis, revenues outside the United States of $1.3 billion rose 12%. Excluding the estimated impacts of favorable foreign currency translation of 8% and of reduced levels of year-end sales promotions, as well as the decrease in revenues related to business divestitures, such revenues increased 6%. Double-digit revenue increases were achieved by FACS and VACUTAINER brand products in many markets, while sales of prefillable syringes to pharmaceutical companies and intravenous catheter revenues were also strong. In Mexico, revenues were slightly lower than last year as a result of the weakness of the Mexican peso and the ongoing recession in that country. The Company's revenue growth benefited from the continued stability of Brazil's currency. In the aggregate, economic and currency issues in Mexico and Brazil had an immaterial impact on the Company's net income.

   Revenues in the United States were $1.4 billion, an increase of 1%. Excluding the decrease in revenues related to business divesti-

                               Operating Income
                             (Millions of Dollars)

                      [Graphic material contained under
                     the caption "Financial Review" is not
                      included in the electronic filing
                                of this report]

                              Return on Revenues*
                                   (Percent)

          *Excludes cumulative effect of accounting changes in 1993.

                      [Graphic material contained under
                    the caption "Financial Review" is not
                      included in the electronic filing
                                of this report]

                              Gross Profit Margin
                                   (Percent)

                      [Graphic material contained under
                     the caption "Financial Review" is not
                      included in the electronic filing
                                of this report]
tures and the estimated impact of reduced levels of year-end sales promotions, such revenues increased 5%. Sales of VACUTAINER and FACS brand products and insulin syringes grew at double-digit rates, while sales of the hypodermic business continued to benefit from the increased use of safety products. Strong performance from core medical and diagnostic products supports the Company's successful strategy of focusing on cost-effective and innovative products.

   The Company's gross profit margin rose to 47.0%, compared with 45.3% last year, despite significant increases in the cost of certain raw materials, principally plastic resins and corrugated paper materials. As anticipated, this improvement was the result of the Company's continued success in increasing manufacturing efficiency as well as a favorable product mix.

   Selling and administrative expense of $735 million was 27% of revenues, compared with last year's ratio of 25.8%. The percentage increase resulted from a lower revenue base due to business divestitures, the estimated impact of lower year-end sales promotions, and the write-off of goodwill associated with the cellular imaging business, as discussed above. In addition, aggregate expenses outside the United States were higher, reflecting increased investment in new markets. Costs associated with relocating the Company's Japanese headquarters also unfavorably impacted selling and administrative expense.

   Investment in research and development was $144 million, the same as last year, and equaled 5.3% of revenues. The decision made at the end of 1994 to exit several product lines and refocus certain diagnostic businesses resulted in discontinued investment in some areas. Additional funding was directed toward areas with greater opportunities for value and growth, such as DNA probes for infectious disease diagnostics. Sales of new products introduced in the last five years represented 18% and 16% of revenues in 1995 and 1994, respectively.

   Operating income in 1995 was $397 million, an increase of 22%. Excluding the estimated impacts of favorable foreign currency translation and of certain initiatives which reduced 1995 revenues, as well as special charges in 1994, operating income grew 15%, primarily from improved gross profit margin. As anticipated, the Company began realizing the benefits from the recent centralization of its warehousing and distribution activities within Europe.
The Company's operating margin improved to 14.6% of revenues compared with 12.7% in 1994. This improvement was primarily the consequence of enhanced diagnostic and international profitability.

   Net interest expense of $43 million in 1995 was $5 million lower than in 1994, primarily due to lower financing expense in Brazil and lower working capital requirements in Europe, partially offset by higher interest expense in the United States resulting from the issuance in the second quarter of 1995 of $100 million of long-term debentures with a coupon rate of 8.7%.

   "Other (expense) income, net" of $4 million expense included a net settlement of $11 million received in connection with a favorable arbitration ruling relating to one of the Company's patents. Also included is a loss of $6 million resulting from the sale of the medical glove business, as well as

                             Revenue Per Employee
                            (Thousands of Dollars)

                      [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                                of this report]

                       Research and Development Expense
                             (Millions of Dollars)

                      [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                                of this report]

                               Operating Income
                             (Percent of Revenues)

                      [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                                of this report]
foreign exchange losses of $12 million, including hedging costs. Despite volatility in the Mexican peso and various European currencies, the Company's management and hedging of these foreign exchange exposures mitigated the impact of exchange rate fluctuations on earnings, holding losses to a level similar to the prior year.

   In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the net monetary assets ($7 million and $6 million at September 30, 1995 and 1994, respectively) of the Company's Brazilian subsidiary, where the functional currency is the U.S. dollar, are translated at current exchange rates, with the related translation gains and losses included in net earnings. The Company also has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currencies of its subsidiaries. The functional currency is almost always the currency of the country in which the subsidiary is located.

   The net assets of foreign operations, where the functional currencies are the local currencies, are translated at current exchange rates. The Company does not generally hedge these translation exposures since such amounts are recorded as cumulative translation adjustments, a separate component of shareholders' equity, and do not impact reported earnings or current cash flow. The net assets of these foreign operations were $881 million and $829 million at September 30, 1995 and 1994, respectively.

   The Company utilizes simple derivative instruments to manage its interest rate and foreign exchange risks. These instruments are selectively employed solely to hedge exposures in those instances where their use will reduce the volatility of the impact of foreign exchange and interest rate movements. For further discussion of derivative instruments, see Note 9 of the Notes to Consolidated Financial Statements.

   As anticipated, the effective tax rate of 28.0% was significantly higher than the 23.3% rate in 1994. The higher tax rate in 1995 resulted primarily from a reduction in the tax benefits generated from operations in Puerto Rico, as provided in the Omnibus Budget Reconciliation Act of 1993. It is expected that the Company's 1996 tax rate will be comparable to the 1995 tax rate.

   Net income was $252 million, an increase of 11% over $227 million in 1994. Earnings per share were $3.59 per share, an increase of 18% over $3.05 per share in 1994. Foreign currency translation had an estimated $.18 favorable impact on earnings per share in 1995.

   In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement establishes accounting standards for the assessment and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The Company is presently assessing the effect of adopting SFAS No. 121, which is required to be adopted by the Company by the first quarter of fiscal 1997.

Financial Condition

Cash provided by operations continues to be the Company's primary

                                  Inventories
                             (Millions of Dollars)

                     [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]

                             Capital Expenditures
                             (Millions of Dollars)

                     [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]


             Income Before Cumulative Effect of Accounting Changes
                             (Millions of Dollars)

                     [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]
source of funds to finance operating needs and capital expenditures. In 1995, net cash provided by operating activities was $472 million, compared to $480 million in 1994.

   Capital expenditures were $124 million, compared with $123 million in the prior year. Medical segment capital spending, which totaled $77 million in 1995, included the acquisition of equipment for the ongoing expansion of the prefillable syringe business, and for the diabetes health care, hypodermic and vascular access businesses. In addition, funds were expended to support manufacturing productivity improvement programs. Diagnostic segment capital spending, which totaled $44 million in 1995, included the acquisition of equipment to support quality enhancement and cost reduction programs, primarily in the sample collection and infectious disease diagnostics businesses. In addition, funds were expended for routine replacement of machinery and equipment, primarily in the blood collection and infectious disease businesses, as well as to support capacity expansion programs in selected regions of the world for the blood collection business. The Company expects capital expenditures in 1996 to be slightly higher than in 1995, and will include spending to manufacture hypodermic syringes, intravenous catheters and anesthesia needles in China.

   Business divestitures in 1995 resulted in cash proceeds of $79 million. In addition, the Company received proceeds of $48 million from the disposition of a foreign investment in 1994.

   Net cash used for financing activities was $421 million during 1995 as compared with $292 million in 1994. This change was primarily due to the Company's repurchase of 5.8 million of its common shares on the open market at an average cost of $51.94 per share, totaling $300 million, an increase from $210 million in 1994. At September 30, 1995, 4.1 million shares remained to be purchased under a September 1994 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. It is the Company's intention to use substantial amounts of excess cash that is expected to be generated over the next several years to pursue strategic acquisition opportunities and to continue to repurchase its common shares.

   During 1995, total debt decreased $79 million as a result of strong cash flow from operations, working capital management and proceeds from business divesti-tures. Short-term debt was 27% of total debt at year end, compared with 21% in 1994. The change in the ratio was principally attributable to a net reduction in long-term debt as well as a relatively small increase in short-term debt.
The Company's weighted average cost of total debt at the end of 1995 was 7.8% compared with 7.2% at the end of last year. Total debt to capitalization at year end declined to 35.2%, compared with 36.1% last year.

   The current ratio was 1.8 at the end of 1995 compared to last year's 2.0. Book value per share increased 2% to $21.49.

   In the United States, the Company had unused committed short-term and long-term lines of credit of $225 million and $145 million, respectively. In addition, the Company has unconfirmed lines of credit outside of the United States. The Company has a high degree of confidence in its ability to

                             Book Value Per Share
                                   (Dollars)

                       [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]

                            Debt to Capitalization
                                   (Percent)

                       [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]


                          Dividends Per Common Share
                                   (Dollars)

                       [Graphic material contained under
                     the caption "Financial Review" is not
                       included in the electronic filing
                               of this report]
refinance maturing short-term and long-term debt, including $107 million of long-term debt maturities in 1997, as well as to incur substantial additional debt, if required, based on its strong financial condition.

   Subsidiaries operating in Puerto Rico have invested in high-grade marketable securities, the cash proceeds of which can be used by the Company. During 1995, the Company repatriated $112 million from certain of these subsidiaries.

   Return on equity was 17.5% in 1995 compared with 15.5% in 1994, reflecting the Company's progress toward increasing this ratio to an initial target of 20%.

   The Company manufactures various medical products in Brazil for sale in that country and for export. In addition, the Company imports other medical and diagnostic products for distribution within Brazil. Although the economic situation in Brazil has recently shown signs of stabilizing, the Brazilian economy has experienced very high inflation rates and significant devaluations of its currency in the past. The Company also manufactures and imports various medical and diagnostic products in Mexico for sale in that country. Since December 1994, the Mexican economy has experienced a period of high inflation, recession and currency instability. These situations have created volatility in the recording of revenues and earnings of the Company's Brazilian and Mexican operations, as well as the risk of foreign exchange losses as a result of fluctuations in the Brazilian and Mexican currencies. The Company has successfully managed these risks by raising the selling prices of its products in line with inflation and by taking steps to limit the size of its foreign exchange exposures. In the aggregate, the Company's Brazilian and Mexican operations comprise 8% or less of each of the Company's consolidated revenues, net income and total assets.

   The Company believes that the fundamentally non-cyclical nature of its core medical and diagnostic businesses, its international diversification, and its ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on the Company of economic or political dislocations in the countries in which it does business, including possible reforms of their health care systems. Inflation did not have a material impact on the Company's overall operations.

   The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and similar state laws. The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. In the opinion of the Company, the results of these matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

1994 Compared With 1993

Worldwide revenues for 1994 of $2.6 billion rose 4%, or 5% after excluding the estimated unfavorable impact of foreign currency translation. Medical segment revenues of $1.4 billion increased 5% compared with 1993. Excluding the estimated unfavorable impact of foreign currency translation, Medical segment revenues increased 6%, almost all of which was from unit volume increases and shifts in product mix. Growth was led by strong sales of hypodermic products, notably safety products, as well as insulin and prefillable syringes.
Diagnostic segment revenues of $1.1 billion increased 3%, or 4% after excluding the estimated unfavorable impact of foreign currency translation. Volume growth contributed approximately 2%, with the balance from shifts in product mix and price increases. Growth was led by strong sales of VACUTAINER brand blood collection products, including the Company's newer proprietary safety products, and increased placements of the BACTEC brand 9000 blood culture systems. The rate of growth of traditional microbiology products was slower than historical levels as a result of some adjustments being made in microbiology test protocols due to cost containment initiatives in the United States and Europe. Sales of FACS brand flow cytometry systems to research institutions and clinical laboratories were also adversely impacted by competition, regulatory delays for new products, and tight research budgets.

   The Company's gross profit margin rose to 45.3%, compared with 44.5% in 1993, primarily due to favorable product mix and manufacturing cost reductions. Also contributing to this improvement was the favorable impact of medical plan changes, as discussed below.

   Selling and administrative expense was 25.8% of revenues, compared with the 1993 rate of 26.8%, reflecting the Company's tight spending controls and cost reduction programs. Investment in research and development increased to $144 million, or 5.6% of revenues.

   In 1994, the Company recorded a one-time expense of $5 million in connection with an early retirement program offered to certain eligible employees. In addition, the Company made significant modifications to its U.S. medical plans including employee and retiree contributions, higher deductibles and a medical cost inflation cap. As expected, the favorable impact of these plan changes more than offset the ongoing costs in 1994 with respect to the 1993 employee benefit related accounting changes which reduced 1993 earnings before cumulative effect of accounting changes by $.14 per share.

   In 1994, the Company recorded special charges of $30 million, or $.26 per share, primarily related to write-offs of property, plant and equipment, inventories and other assets associated with exited product lines and refocused businesses. No significant changes in estimates used to determine this provision have been required subsequent to 1994. Revenues associated with exited product lines approximated $19 million and $22 million in 1994 and 1993, respectively.

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

   "Other income (expense), net" of $19 million income included a gain of $36 million, or $.30 per share, from the disposition of a foreign investment. Also included in "Other income (expense), net" were foreign exchange losses of $11 million in 1994. Included in "Other income (expense), net" in 1993 was a gain of $11 million from the sale of an investment and foreign exchange losses of $12 million.

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

   In 1993, the Company adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions; SFAS No. 112, Employers' Accounting for Postemployment Benefits; and SFAS No. 109, Accounting for Income Taxes, all retroactive to October 1, 1992. SFAS Nos. 106 and 112 require the use of the accrual method of accounting for related costs, as compared with the former cash basis. The cumulative effect of these accounting changes on fiscal years prior to 1993 was recorded as a one-time charge, net of related income tax benefits, of $119 million, or $1.55 per share, for SFAS No. 106, and $30 million, or $.38 per share, for SFAS No. 112. The Company also changed its method of accounting for income taxes in accordance with SFAS No. 109, which changes the criteria for the recognition and measurement of deferred tax assets and liabilities. The cumulative effect of this accounting change on fiscal years prior to 1993 was recorded as a one-time credit of $8 million, or $.10 per share. Net income was $72 million, or $.88 per share, after reflecting the one-time after-tax charge of $1.83 per share for the cumulative effect of these accounting changes.

   Cash provided by operations was the Company's primary source of funds to finance operating needs and capital expenditures in 1994. Capital expenditures were $123 million, compared with $184 million in 1993. This decline reflects lower spending as productivity programs were completed at several plant locations. Medical and Diagnostic segment capital spending totaled $66 million and $55 million, respectively, in 1994.

   During 1994, total debt decreased $45 million. The Company repurchased 5.4 million of its common shares on the open market at an average cost of $39.24 per share, totaling $210 million.

   Short-term debt was 21% of total debt at year end, compared with 23% in 1993. The decrease is principally attributable to repayments of short-term debt.

   Return on equity was 15.5% in 1994 compared with 4.7% in 1993. The 1993 ratio would have been 13.3% excluding the cumulative effect of 1993 accounting changes.

Six Year Summary of Selected Financial Data

Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars, except per share amounts                          1995
                                                                  ----------
Operations     Revenues                                           $2,712,525
               Gross Profit Margin                                      47.0%
               Operating Income                                      396,650
               Interest Expense, Net                                  42,833
               Income Before Income Taxes and
                 Cumulative Effect of Accounting
                 Changes                                             349,578
               Income Tax Provision                                   97,882
               Income Before Cumulative Effect of
                 Accounting Changes                                  251,696
               Net Income                                            251,696
               Earnings Per Share:
                 - Before Cumulative Effect of
                   Accounting Changes                                   3.59
                 - Net Income                                           3.59
               Dividends Per Common Share                                .82
               Average Common and Common
                 Equivalent Shares Outstanding                        69,201

Financial      Current Assets                                     $1,327,518
Position       Current Liabilities                                   720,035
               Current Ratio                                             1.8
               Property, Plant and Equipment, Net                  1,281,031
               Total Assets                                        2,999,505
               Long-Term Debt                                        557,594
               Shareholders' Equity                                1,398,385
               Book Value Per Common Share                             21.49

Financial      Income Before Income Taxes and Cumulative
Relationships    Effect of Accounting Changes
                 as a Percent of Revenues                               12.9%
               Return on Total Assets (B)                               13.3%
               Return on Equity                                         17.5%
               Debt to Capitalization (D)                               35.2%

Additional     Depreciation and Amortization                      $  207,756
Data           Capital Expenditures                                  123,760
               Research and Development Expense                      144,201
               Number of Employees                                    18,100
               Number of Shareholders                                  7,712

(A) Includes after-tax charge of $141,057, or $1.83 per share, for the cumulative effect of accounting changes.
(B) Net income before interest expense and taxes as a percent of average total assets.
(C) Excludes the cumulative effect of accounting changes.
(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

      1994           1993            1992           1991           1990
----------     ----------      ----------     ----------     ----------
$2,559,461     $2,465,405      $2,365,317     $2,172,168     $2,012,654
      45.3%          44.5%           45.0%          46.0%          45.8%
   325,038        270,425         328,592        313,746        305,476
    47,624         53,412          49,116         50,051         40,235


   296,159        222,894         269,457        267,303        274,107
    68,985         10,054          68,704         77,514         91,850

   227,174        212,840         200,753        189,789        182,257
   227,174         71,783(A)      200,753        189,789        182,257


      3.05           2.71            2.57           2.43           2.33
      3.05            .88(A)         2.57           2.43           2.33
       .74            .66             .60            .58            .54


    73,333         76,930          77,028         77,096         77,320

$1,326,551     $1,150,742      $1,221,209     $1,031,581     $  961,874
   678,321        636,062         713,335        531,277        573,801
       2.0            1.8             1.7            1.9            1.7

 1,376,349      1,403,070       1,429,519      1,351,387      1,276,113
 3,159,533      3,087,565       3,177,675      2,779,975      2,593,513
   669,157        680,581         685,081        739,076        649,287
 1,481,694      1,456,953       1,594,926      1,363,786      1,233,555
     21.08          19.50           21.00          18.07          16.39



      11.6%           9.0%           11.4%          12.3%          13.6%
      11.5%           9.2%(C)        11.1%          12.3%          13.6%
      15.5%          13.3%(C)        13.6%          14.6%          15.8%
      36.1%          37.8%           36.1%          37.5%          38.2%

 $ 203,705     $  189,756      $  169,638     $  149,897     $  135,723
   123,017        184,168         185,559        211,136        263,579
   144,227        139,141         125,207        113,045        102,826
    18,600         19,000          19,100         18,600         18,500
     7,489          7,463           7,086          7,007          6,854

Summary by Business Segment

(See Note 13 to Financial Statements)
Thousands of dollars                                      1995           1994              1993
                                                    ----------      ----------       ----------
Revenues        Medical Supplies and Devices        $1,500,075      $1,421,435       $1,359,533
                Diagnostic Systems                   1,212,450       1,138,026        1,105,872
                                                    ----------      ----------       ----------
                  Total Segments                    $2,712,525      $2,559,461       $2,465,405
                                                    ==========      ==========       ==========

Segment         Medical Supplies and Devices (A)    $  330,368      $  274,498       $  228,337
Operating       Diagnostic Systems (B)                 157,673         110,989          111,460
Income                                              ----------      ----------       ----------
                  Total Segments                       488,041         385,487          339,797
                Unallocated Expenses                  (138,463)        (89,328)(C)     (116,903)
                                                    ----------      ----------       ----------
                  Income Before Income Taxes and
                    Cumulative Effect of
                    Accounting Changes              $  349,578      $  296,159       $  222,894
                                                    ==========      ==========       ==========

Identifiable    Medical Supplies and Devices        $1,348,860      $1,433,145       $1,422,147
Assets          Diagnostic Systems                   1,210,888       1,267,331        1,270,037
                                                    ----------      ----------       ----------
                  Total Segments                     2,559,748       2,700,476        2,692,184
                Corporate (D)                          439,757         459,057          395,381
                                                    ----------      ----------       ----------
                  Total                             $2,999,505      $3,159,533       $3,087,565
                                                    ==========      ==========       ==========

Capital         Medical Supplies and Devices        $   77,062      $   66,181       $  105,632
Expenditures    Diagnostic Systems                      43,776          55,024           74,780
                                                    ----------      ----------       ----------
                  Total Segments                       120,838         121,205          180,412
                Corporate                                2,922           1,812            3,756
                                                    ----------      ----------       ----------
                  Total                             $  123,760      $  123,017       $  184,168
                                                    ==========      ==========       ==========

Depreciation    Medical Supplies and Devices        $   96,517      $   99,420       $   97,516
and             Diagnostic Systems                     102,540          96,407           85,595
Amortization                                        ----------      ----------       ----------
                  Total Segments                       199,057         195,827          183,111
                Corporate                                8,699           7,878            6,645
                                                    ----------      ----------       ----------
                  Total                             $  207,756      $  203,705       $  189,756
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

Summary by Geographic Area

(See Note 13 to Financial Statements)
Thousands of dollars                                      1995           1994              1993
                                                    ----------      ----------       ----------
Revenues        United States                       $1,438,459      $1,423,060       $1,371,607
                Europe                                 792,908         704,116          699,839
                Other                                  481,158         432,285          393,959
                                                    ----------      ----------       ----------
                  Total (A)                         $2,712,525      $2,559,461       $2,465,405
                                                    ==========      ==========       ==========

Area            United States (B)                   $  341,277      $  264,117       $  232,727
Operating       Europe (C)                             116,229          82,040           79,453
Income          Other (D)                               30,535          39,330           27,617
                                                    ----------      ----------       ----------
                  Total                                488,041         385,487          339,797
                Unallocated Expenses                  (138,463)        (89,328)(E)     (116,903)
                                                    ----------      ----------       ----------
                  Income Before Income Taxes
                    and Cumulative Effect of
                    Accounting Changes              $  349,578      $  296,159       $  222,894
                                                    ==========      ==========       ==========

Identifiable    United States                       $1,466,376      $1,601,569       $1,613,985
Assets          Europe                                 673,546         667,467          665,799
                Other                                  419,826         431,440          412,400
                                                    ----------      ----------       ----------
                  Total                              2,559,748       2,700,476        2,692,184
                Corporate (F)                          439,757         459,057          395,381
                                                    ----------      ----------       ----------
                  Total                             $2,999,505      $3,159,533       $3,087,565
                                                    ==========      ==========       ==========

(A) Interarea revenues to affiliates amounted to $346,905 in 1995, $350,207 in 1994 and $383,428 in 1993. These revenues, which are principally from the United States, are eliminated in consolidation. Intersegment revenues are not material.
(B) Includes $26,186 and $15,187 of the special charges as discussed in Note 4 in 1994 and 1993, respectively, as well as an incremental charge in 1993 of $17,574 in connection with the Company's adoption of SFAS No. 106 and No. 112.
(C) Includes $2,188 and $250 of the special charges as discussed in Note 4 in 1994 and 1993, respectively, as well as an incremental benefit in 1993 of $1,563 in connection with the Company's adoption of SFAS No. 112.
(D) Includes $240 and $3,047 of the special charges as discussed in Note 4 in 1994 and 1993, respectively, as well as an incremental benefit in 1993 of $394 in connection with the Company's adoption of SFAS No. 112.
(E) Net of a gain of $35,868 from the disposition of a corporate investment.
(F) Consists principally of short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

Consolidated Statements of Income

Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars, except per share amounts                      1995            1994             1993
                                                              ----------      ----------       ----------
Operations      Revenues                                      $2,712,525      $2,559,461       $2,465,405
                Cost of products sold                          1,436,358       1,399,634        1,368,402
                Selling and administrative expense               735,316         660,072          660,508
                Research and development expense                 144,201         144,227          139,141
                Special charges                                        -          30,490           26,929
                                                              ----------      ----------       ----------
                Total Operating Costs and Expenses             2,315,875       2,234,423        2,194,980
                                                              ----------      ----------       ----------
                Operating Income                                 396,650         325,038          270,425
                Interest expense, net                            (42,833)        (47,624)         (53,412)
                Other (expense) income, net                       (4,239)         18,745            5,881
                                                              ----------      ----------       ----------
                Income Before Income Taxes and Cumulative
                  Effect of Accounting Changes                   349,578         296,159          222,894
                Income tax provision                              97,882          68,985           10,054
                                                              ----------      ----------       ----------
                Income Before Cumulative Effect of
                  Accounting Changes                             251,696         227,174          212,840
                Cumulative effect of accounting changes,
                  net of taxes                                         -               -         (141,057)
                                                              ----------      ----------       ----------
                Net Income                                    $  251,696      $  227,174       $   71,783
                                                              ==========      ==========       ==========

Earnings        Income Before Cumulative Effect of
Per Share         Accounting Changes                          $     3.59      $     3.05       $     2.71
                Cumulative effect of accounting changes,
                  net of taxes                                         -               -            (1.83)
                                                              ----------      ----------       ----------
                Net Income                                    $     3.59      $     3.05       $      .88
                                                              ==========      ==========       ==========

See notes to consolidated financial statements

Consolidated Balance Sheets

Becton, Dickinson and Company
September 30
Thousands of dollars, except per share amounts                                        1995           1994
                                                                                ----------     ----------
Assets          Current Assets
                  Cash and equivalents                                          $  198,506     $   94,913
                  Short-term investments                                            41,495         83,854
                  Trade receivables, net                                           573,093        589,918
                  Inventories                                                      408,635        420,001
                  Prepaid expenses, deferred taxes and other                       105,789        137,865
                                                                                ----------     ----------
                    Total Current Assets                                         1,327,518      1,326,551
                Investments in Marketable Securities                                44,400         71,527
                Property, Plant and Equipment, Net                               1,281,031      1,376,349
                Intangibles, Net                                                   181,501        217,725
                Other                                                              165,055        167,381
                                                                                ----------     ----------
                Total Assets                                                    $2,999,505     $3,159,533
                                                                                ==========     ==========
Liabilities     Current Liabilities
                  Short-term debt                                               $  205,799     $  173,228
                  Accounts payable                                                 124,155        118,146
                  Accrued expenses                                                 189,354        173,284
                  Income taxes                                                      64,337         93,691
                  Salaries, wages and related items                                136,390        119,972
                                                                                ----------     ----------
                    Total Current Liabilities                                      720,035        678,321
                Long-Term Debt                                                     557,594        669,157
                Long-Term Employee Benefit Obligations                             289,711        297,644
                Deferred Income Taxes and Other                                     33,780         32,717
                Commitments and Contingencies                                            -              -

Shareholders'   ESOP convertible preferred stock -
Equity            $1 par value:  authorized - 1,016,949 shares;
                  issued and outstanding - 927,338 shares in
                  1995 and 954,764 shares in 1994                                   54,713         56,331
                Common stock - $1 par value:
                  authorized - 160,000,000 shares;
                  issued - 85,349,046 shares                                        85,349         85,349
                Capital in excess of par value                                     118,201        111,600
                Cumulative currency translation adjustments                          6,767          8,573
                Retained earnings                                                1,946,636      1,752,360
                Unearned ESOP compensation                                         (36,941)       (41,096)
                Common shares in treasury - at cost -
                  20,273,690 shares in 1995 and 15,071,131
                  shares in 1994                                                  (776,340)      (491,423)
                                                                                ----------     ----------
                    Total Shareholders' Equity                                   1,398,385      1,481,694
                                                                                ----------     ----------
                Total Liabilities and Shareholders' Equity                      $2,999,505     $3,159,533
                                                                                ==========     ==========

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars                                                                1995        1994        1993
                                                                               ---------   ---------   ---------
Operating           Net income                                                 $ 251,696   $ 227,174   $  71,783
Activities          Adjustments to net income to derive net cash
                      provided by operating activities:
                        Depreciation and amortization                            207,756     203,705     189,756
                        Cumulative effect of accounting changes,
                          net of taxes                                                 -           -     141,057
                        Special charges                                                -      30,490      26,929
                        Gains on sales of equity investments                           -     (35,868)    (10,650)
                        Deferred income taxes                                    (13,540)    (31,418)    (21,509)
                        Change in:
                          Trade receivables                                       21,930     (20,720)    (24,715)
                          Inventories                                             (7,866)     30,988     (31,205)
                          Prepaid expenses, deferred taxes and other              (6,218)      9,394      (2,930)
                          Accounts payable, income taxes
                            and other liabilities                                 (2,609)     55,756        (232)
                        Other, net                                                21,049      10,048     (18,444)
                                                                               ---------   ---------   ---------
                        Net cash provided by operating activities                472,198     479,549     319,840
                                                                               ---------   ---------   ---------
Investing           Capital expenditures                                        (123,760)   (123,017)   (184,168)
Activities          Proceeds from sales of equity investments                     47,805      22,159      59,470
                    Acquisitions of businesses                                    (3,839)    (12,750)          -
                    Proceeds from dispositions of businesses                      79,479           -           -
                    Proceeds (purchases) of short-term
                      investments, net                                            69,577      (6,031)     18,077
                    Proceeds from sales of long-term investments                   6,926           8         384
                    Purchases of long-term investments                                 -           -     (28,800)
                    Other, net                                                   (20,240)    (12,809)    (38,083)
                                                                               ---------   ---------   ---------
                        Net cash provided by (used for) investing
                          activities                                              55,948    (132,440)   (173,120)
                                                                               ---------   ---------   ---------
Financing           Change in short-term debt                                    (12,680)    (51,063)        206
Activities          Proceeds of long-term debt                                   107,278      39,606      42,062
                    Payment of long-term debt                                   (177,226)    (43,606)   (100,067)
                    Issuance of common stock                                      19,789      30,865      12,974
                    Repurchase of common stock                                  (299,723)   (210,285)    (64,112)
                    Dividends paid                                               (58,347)    (57,034)    (53,825)
                                                                               ---------   ---------   ---------
                        Net cash used for financing activities                  (420,909)   (291,517)   (162,762)
                                                                               ---------   ---------   ---------
                    Effect of exchange rate changes on cash
                      and equivalents                                             (3,644)        195      (1,463)
                                                                               ---------   ---------   ---------
                        Net increase (decrease) in cash and
                          equivalents                                            103,593      55,787     (17,505)
                                                                               ---------   ---------   ---------
Opening Cash
and Equivalents                                                                   94,913      39,126      56,631
                                                                               ---------   ---------   ---------
Closing Cash
and Equivalents                                                                $ 198,506   $  94,913   $  39,126
                                                                               =========   =========   =========

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Becton, Dickinson and Company
Thousands of dollars, except per share amounts

Index
Note     Subject                                          Page
1        Summary of Significant Accounting
           Policies                                         37
2        Employee Stock Ownership Plan
           (ESOP)/Savings Plan                              38
3        Benefit Plans                                      38
4        Special Charges                                    40
5        Other (Expense) Income, Net                        40
6        Income Taxes                                       40
7        Supplemental Balance Sheet Information             41
8        Debt                                               42
9        Financial Instruments                              43
10       Shareholders' Equity                               45
11       Commitments and Contingencies                      46
12       Stock Plans                                        46
13       Business Segment Data                              47

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its wholly owned subsidiaries after the elimination of intercompany transactions. Investments in other entities in which the Company has significant management influence are accounted for using the equity method of accounting. These investments are included in Other assets at cost plus the Company's equity in undistributed earnings since the date of acquisition. The proportionate share of income (loss) from equity investments is included in Other (expense) income, net.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions, improvements and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation and amortization are provided on the straight-line basis over estimated useful lives.

Intangibles

Intangibles include goodwill, which represents costs in excess of net assets of businesses acquired, and patents. Goodwill and patents are being amortized over periods ranging from five to forty years, using the straight-line method. The Company continually reviews goodwill and other intangibles to assess recoverability from estimated future results of operations and cash flows at the aggregate business unit level. As a result of this review and a change in the strategic direction for the cellular imaging business, the Company recorded a provision in the amount of $12,275 in 1995 primarily to write off goodwill associated with that business.

Revenue Recognition

Substantially all revenue is recognized when products are shipped to customers.

Warranty

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized.

Income Taxes

United States income taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes have been provided and tax credits have been recognized based on tax laws in effect at the dates of the financial statements.

Earnings Per Share

Earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year, and related income amounts after adjustment for dividends on preferred shares. The weighted average number of shares used in the computations was 69,201,000 in 1995, 73,333,000 in 1994 and 76,930,000 in 1993. Common equivalent shares relate to employee stock plans.

Accounting Changes

Effective October 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting For Postretirement Benefits Other Than Pensions; SFAS No. 112, Employers' Accounting For Postemployment Benefits; and SFAS No. 109, Accounting For Income Taxes. The cumulative effect on prior years and the net incremental charges attributable to these adoptions were included in the determination of net income in 1993, as detailed below:

                                  Cumulative Effect
                          ---------------------------------
                            Pre-tax   After-tax   Per Share
                          ----------  ----------  ---------
SFAS No. 106              $(189,150)  $(119,130)   $(1.55)
SFAS No. 112                (46,155)    (29,765)     (.38)
SFAS No. 109                      -       7,838       .10

                                1993 Incremental Effect
                          ---------------------------------
                            Pre-tax   After-tax   Per Share
                          ----------  ----------  ---------
SFAS No. 106              $ (19,600)  $ (12,420)   $ (.17)
SFAS No. 112                  3,632       2,325       .03
SFAS No. 109                      -       3,725       .03

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

Selected financial data pertaining to the ESOP/Savings Plan follow:

                             1995        1994        1993
                         --------    --------    --------
Total expense of the
  savings plan           $  7,659    $  9,347    $  9,201

Compensation expense
  (included in total
  expense above)         $  5,080    $  6,543    $  6,194

Dividends on ESOP
  shares used for
  debt service           $  3,596    $  3,711    $  3,800

Number of preferred
  shares allocated
  at September 30         288,785     248,766     211,465

The Company guarantees employees' contributions to the fixed income fund of the Savings Plan. The amount guaranteed was $93,693 at September 30, 1995.

Note 3 - Benefit Plans

The Company and certain of its subsidiaries have defined benefit pension plans which cover a substantial number of its employees. The largest plan, covering most of the Company's domestic employees, is a "final average pay" plan.

A summary of the costs of the domestic defined benefit pension plans follows:

                             1995        1994        1993
                         --------    --------    --------
Service cost:  benefits
  earned during
  the year               $ 16,884    $ 20,040    $ 18,497
Interest cost on
  projected benefit
  obligation               27,312      28,641      27,991
Return on assets:
  Actual gain             (71,964)     (1,280)    (58,371)
  Deferred portion         42,790     (34,986)     25,990
                         --------    --------    --------
  Expected return         (29,174)    (36,266)    (32,381)
Special termination
  benefits                      -       3,498           -
                         --------    --------    --------
Net pension cost         $ 15,022    $ 15,913    $ 14,107
                         ========    ========    ========

Rate assumptions used in accounting for the defined benefit plans were:

                             1995        1994        1993
                         --------    --------    --------
Discount rate:
  End of year                7.50%       8.00%       7.25%
  Beginning of year          8.00        7.25        7.75
Rate of increase in
  compensation               5.25        5.25        5.25
Expected long-term
  rate of return
  on assets                 10.00       10.00       10.00

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheet at September 30, 1995 and 1994 for the Company's domestic defined benefit pension plans:

                                           1995       1994
                                       --------   --------
Actuarial present value of
  benefit obligations:
Vested benefit obligation              $287,637   $253,995
                                       ========   ========

Accumulated benefit obligation         $301,700   $274,319
                                       ========   ========

Projected benefit obligation           $406,888   $361,418
Plan assets at fair value               352,510    306,437
                                       --------   --------
Plan assets under projected
  benefit obligation                    (54,378)   (54,981)
Unrecognized net (gain) loss             (3,576)    10,555
Unrecognized net asset at
  October 1, 1985, net of
  amortization                           (3,033)    (3,640)
                                       --------   --------
Net pension liability recognized in
  the consolidated balance sheet       $(60,987)  $(48,066)
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

   Postretirement benefit costs include the following components:

                                  1995        1994        1993
                               -------     -------     -------
Service cost:  benefits
  earned during
  the year                     $ 2,108     $ 2,537     $ 9,645

Interest cost on projected
  benefit obligation            10,860       9,671      15,830

Amortization of gain
  from plan amendments          (6,499)     (6,312)          -
                               -------     -------     -------
Postretirement
  benefit cost                 $ 6,469     $ 5,896     $25,475
                               =======     =======     =======

The postretirement benefit plans other than pensions are not funded. The present value of the Company's obligation included in the consolidated balance sheet at September 30, 1995 and 1994 was as follows:

                                              1995       1994
                                          --------   --------
Accumulated postretirement
  benefit obligation:
Retirees                                  $112,649   $103,326

Fully eligible active participants          12,452     13,136

Other active participants                   26,063     24,262
                                          --------   --------
  Total                                    151,164    140,724
Unrecognized gain from plan
  amendments                                82,056     88,368

Unrecognized actuarial loss                (11,489)    (4,545)
                                          --------   --------
Accrued postretirement
  benefit liability                       $221,731   $224,547
                                          ========   ========

At September 30, 1995 and 1994, health care cost trends of 13% and 14%, respectively, pre-age 65 and 10% and 11%, respectively, post-age 65 were assumed. These rates were assumed to decrease gradually to an ultimate rate of 5.75% beginning in 2003 for pre-age 65 and 2000 for post-age 65. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at September 30, 1995 by $6,183 and the postretirement cost for 1995 by $464. The discount rate used to estimate the postretirement benefit cost was 8.0% and 7.25%, in 1995 and 1994, respectively. The discount rate used to estimate the accumulated postretirement benefit obligation at September 30, 1995 and 1994 was 7.5% and 8.0%, respectively. In 1994, the Company made significant modifications to its U.S. postretirement benefit plans. These plan changes, which were effective for retirements after January 1, 1995, consisted primarily of retiree contributions and an inflation cap. The accumulated postretirement benefit obligation was reduced as a result of these changes. In accordance with SFAS No. 106, this reduction in the obligation is being amortized as a component of the postretirement benefit cost.

   The Company utilizes a service-based approach in applying the provisions of SFAS No. 112 for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Such actuarial gains and losses, if material, are amortized over future service periods.

                                  1995        1994        1993
                               -------     -------     -------
Postemployment benefit
  costs were:                  $10,300      $7,100      $6,000

Note 4 - Special Charges

In 1994, the Company recorded special charges of $30,490, primarily related to write-offs of property, plant and equipment, inventories and other assets associated with decisions made to exit specific product lines and refocus certain businesses.

   In 1993, the Company recorded special charges of $26,929, consisting principally of a provision to adjust the carrying values of idle and underperforming assets to estimated net realizable values. The provision was based on a periodic review of worldwide assets to determine whether there had been a permanent decline in the value of any assets due to manufacturing productivity improvements, refinements in strategic direction or declines in general real estate or market values.

Note 5 - Other (Expense) Income, Net

Other (expense), net in 1995 includes a net cash settlement of $10,995 received in connection with a favorable arbitration ruling relating to one of the Company's patents. Also included is a loss of $6,301 from the sale of the medical glove business.

   Other income, net in 1994 includes a gain of $35,868 from the disposition of a foreign investment previously accounted for using the equity method. Proceeds from the disposition were received in three installments, the first of which was received in September 1994. The balance of the proceeds was received in 1995.

   Other income, net in 1993 includes a gain of $10,650 from the disposition of an investment previously accounted for using the equity method.

   Foreign exchange losses of $12,074, $10,608 and $11,626 are included in Other (expense) income, net in 1995, 1994 and 1993, respectively.

Note 6 - Income Taxes

The provision for income taxes is composed of the following charges (benefits):

                                   1995       1994        1993
                               --------    -------    --------
Current:
  Domestic:
    Federal                    $ 53,388   $ 42,514    $ (7,116)

    State and local,
      including
      Puerto Rico                28,212     20,148      11,439
  Foreign                        29,822     37,741      27,240
                               --------   --------    --------
                                111,422    100,403      31,563
                               --------   --------    --------
Deferred:
  Domestic                       (7,070)   (21,728)    (11,448)
  Foreign                        (6,470)    (9,690)    (10,061)
                               --------   --------    --------
                                (13,540)   (31,418)    (21,509)
                               --------   --------    --------
                               $ 97,882   $ 68,985    $ 10,054
                               ========   ========    ========

In accordance with SFAS No. 109, deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1995 and 1994, net current deferred tax assets of $37,438 and $35,725, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $32,735 and $28,961, respectively, were included in Other non-current assets. Net non-current deferred tax liabilities of $8,761 and $11,866, respectively, were included in Deferred income taxes and other.

   Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1995, the cumulative amount of such undistributed earnings approximated $966,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Deferred income taxes at September 30 consisted of:

                                  September 30, 1995     September 30, 1994        September 30, 1993
                                ---------------------   ---------------------    ---------------------
                                 Assets   Liabilities    Assets   Liabilities     Assets   Liabilities
                                --------  -----------   --------  -----------    --------  -----------
Compensation and benefits       $128,676   $      -     $130,962    $      -     $129,518    $      -
Property and equipment                 -    117,748            -     126,539            -     126,708
Other                             79,858     19,899       68,890      13,393       45,175      17,271
                                --------   --------     --------    --------     --------    --------
                                 208,534    137,647      199,852     139,932      174,693     143,979
Valuation allowance               (9,475)         -       (7,100)          -       (7,937)          -
                                --------   --------     --------    --------     --------    --------
                                $199,059   $137,647     $192,752    $139,932     $166,756    $143,979
                                ========   ========     ========    ========     ========    ========

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                          1995       1994       1993
                                         -----      -----      -----
Federal statutory tax rate               35.0%      35.0%      34.8%

State and local income
  taxes, net of Federal
  tax benefit                             1.5         .7         .3

Effect of foreign and
  Puerto Rican income                    (6.0)      (8.4)     (13.3)

Adjustments to estimated
  liability for prior
  years' taxes                              -          -       (8.3)

Foreign tax credits                      (1.9)      (2.3)      (5.4)

Research tax credit                       (.2)       (.5)      (1.4)

Other, net                                (.4)      (1.2)      (2.2)
                                         -----      -----      -----
                                         28.0%      23.3%       4.5%
                                         =====      =====      =====

The approximate dollar and per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 1995 - $18,400 and $.27; 1994 - $23,300 and $.32; and 1993 - $24,100 and $.31. The tax
holidays expire at various dates through 2010.

   The Company made income tax payments, net of refunds, of $132,650 in 1995, $65,481 in 1994 and $61,449 in 1993.

   The components of income before income taxes and cumulative effect of accounting changes follow:

                                          1995       1994       1993
                                      --------   --------   --------
Domestic, including
  Puerto Rico                         $218,695   $166,563   $141,913
Foreign                                130,883    129,596     80,981
                                      --------   --------   --------
                                      $349,578   $296,159   $222,894
                                      ========   ========   ========

Note 7 - Supplemental Balance Sheet Information

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $25,046 and $22,158 at September 30, 1995 and 1994, respectively.

                                          1995       1994
                                      --------   --------
Materials                             $ 87,116   $ 85,303
Work in process                         71,316     69,696
Finished products                      250,203    265,002
                                      --------   --------
                                      $408,635   $420,001
                                      ========   ========

Inventories valued under the LIFO method were $205,608 in 1995 and $240,965 in 1994. Inventories valued under the LIFO method would have been higher by approximately $37,000 in 1995 and $36,500 in 1994, if valued on a current cost basis.

Property, Plant and Equipment                      1995        1994
                                             ----------  ----------
Land                                         $   53,921  $   54,410
Buildings                                       890,393     907,832
Machinery, equipment and fixtures             1,449,639   1,483,334
Leasehold improvements                           29,127      34,360
                                             ----------  ----------
                                              2,423,080   2,479,936
Less allowances for depreciation
  and amortization                            1,142,049   1,103,587
                                             ----------  ----------
                                             $1,281,031  $1,376,349
                                             ==========  ==========

Intangibles                                        1995        1994
                                             ----------  ----------
Patents and other                            $  197,761  $  220,927
Goodwill                                        134,736     147,600
                                             ----------  ----------
                                                332,497     368,527
Less accumulated amortization                   150,996     150,802
                                             ----------  ----------
                                             $  181,501  $  217,725
                                             ==========  ==========

Note 8 - Debt

The components of short-term debt follow:

                                                   1995        1994
                                             ----------  ----------
Loans payable:
  Domestic                                   $   31,400  $   35,941
  Foreign                                       107,064     110,883
Current portion of long-term debt                67,335      26,404
                                             ----------  ----------
                                             $  205,799  $  173,228
                                             ==========  ==========

Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 3.7% and 4.2% at September 30, 1995 and 1994, respectively. At September 30, 1995 and 1994, the Company had domestic unused committed short-term lines of credit of $225,000 and $240,000, respectively, and unused committed long-term lines of credit of $145,000 and $150,000, respectively. In addition, the Company had unused foreign lines of credit pursuant to informal arrangements of approximately $223,000 and $209,000 at September 30, 1995 and 1994, respectively.

The components of long-term debt follow:

                                                   1995        1994
                                               --------    --------
Domestic notes due through 2013
  (average year-end interest rate:
  5.4%-1995; 4.9%-1994)                        $  9,188    $162,788

Foreign notes due through 2004
  (average year-end interest rate:
  6.4%-1995; 6.7%-1994)                          25,219      29,522

8.375% Notes due June 1, 1996                         -      50,000
7.875% Notes due December 15, 1996              100,000     100,000
9.95%  Notes due March 15, 1999                 100,000     100,000
8.80%  Notes due March 1, 2001                  100,000     100,000
9.45%  Guaranteed ESOP Notes
       due through July 1, 2004                  41,787      45,447
9.25%  Sinking fund debentures
       due through June 1, 2016                  81,400      81,400
8.70%  Debentures
       due January 15, 2025                     100,000           -
                                               --------    --------
                                               $557,594    $669,157
                                               ========    ========

At September 30, 1994, domestic notes included $150,000 of commercial paper which were supported by long-term credit agreements with leading banks.

   The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 1997 to 2000 are as follows: 1997 - $107,125; 1998 -
$7,703; 1999- $106,121; 2000 - $6,449.

   The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                                       1995        1994        1993
                                    -------     -------     -------
Charged to operations               $60,628     $62,472     $66,716
Capitalized                           4,064       5,946       8,181
                                    -------     -------     -------
                                    $64,692     $68,418     $74,897
                                    =======     =======     =======


Interest paid, net of amounts capitalized, was $58,726 in 1995, $63,670 in 1994 and $67,308 in 1993.

Note 9 - Financial Instruments

Fair Value Of Financial Instruments

The carrying values of cash equivalents, short-term investments, other long-term investments and short-term debt approximate fair values. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. Investments in marketable securities were primarily composed of Puerto Rico government bonds.

    The estimated fair values of the Company's financial instruments at September 30, 1995 and 1994 were as follows:

                                                                           1995                1994
                                                                   ------------------  -------------------
                                                                   Carrying     Fair   Carrying     Fair
                                                                     Value     Value     Value     Value
                                                                   --------  --------  --------   --------
Assets:
     Investments in marketable securities (non-current) (A)        $ 44,400  $ 43,509  $ 71,527   $ 70,093
     Forward exchange contracts (B)                                   3,969     3,084      (630)      (473)
     Purchased currency option (B)                                      360       311       112        112
     Interest rate cap                                                    -        13         -          -
Liabilities:
     Long-term debt                                                $557,595  $604,537  $669,157   $689,181
     Interest rate swaps                                                 55     1,155        68       (524)
     Interest rate collars                                                -         -        32         49

(A)  Included in Other assets.
(B)  Included in Prepaid expenses, deferred taxes and other.


Off-Balance-Sheet Risk

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged substantially all of these exposures by entering into forward exchange contracts and purchased currency options for the future purchase and sale of foreign currencies. Gains or losses related to these hedges are recognized in income as part of, and concurrent with, the hedged transaction. In addition, the Company hedged a portion of its investment in a foreign subsidiary by entering into forward exchange contracts with a net notional amount of $21,037 at September 30, 1995 to sell French francs and buy U.S. dollars forward. The Company does not use derivative financial instruments for trading or speculative purposes.

   At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and purchased currency options were as follows:

                                               1995      1994
                                             --------  --------
Forward exchange contracts                   $738,541  $665,945
Purchased currency options:
  German mark put, U.S. dollar call          $  5,000  $  9,416
  Brazilian real put, U.S. dollar call          7,000         -
  Italian lira put, German mark call           11,021         -

At September 30, 1995, $425,367 of the forward exchange contracts mature within 90 days and $313,174 at various other dates in fiscal 1996. The purchased currency options at September 30, 1995 expire within 120 days.

   Significant forward exchange contracts and the purchased currency options which represent hedges of currency transaction exposures at September 30, 1995 were as follows:

                                                U.S. Dollar Equivalents
                                  -------------------------------------------
                                         September 30, 1995
                                  -----------------------------
                                                  Currency          Average
                                                 Transaction       Contracts
                                  Notional     Exposure - Asset     During
                                   Amount        (Liability)      Fiscal 1995
                                  --------     ----------------   -----------
Commitments to sell
  foreign currencies:
  French francs                   $ 78,809        $  80,214        $ 81,256
  Italian lira                      58,386           59,073          56,253
  Belgian francs                    22,653           22,653          44,996
  Spanish pesetas                   46,952           46,952          45,245
  British pounds                    17,035           17,035          21,579
  Japanese yen                      43,704           43,733          14,427
  German marks                      20,073           20,375           9,223
Commitments to purchase
  foreign currencies:
  Irish pounds                    $219,361        $(221,428)       $195,862
  Singapore dollars                 72,881          (72,881)         56,911
  Japanese yen                      18,669          (18,669)          8,443
  Belgian francs                    10,811          (11,986)         19,555
  German marks                      34,914          (34,914)         19,554
  Canadian dollars                  14,859          (15,535)          5,418

Significant forward exchange contracts which represented hedges of currency transaction exposures at September 30, 1994 were as follows:

                                                U.S. Dollar Equivalents
                                  -------------------------------------------
                                         September 30, 1994
                                  -----------------------------
                                                  Currency          Average
                                                 Transaction       Contracts
                                  Notional     Exposure - Asset     During
                                   Amount        (Liability)      Fiscal 1994
                                  --------     ----------------   -----------
Commitments to sell
  foreign currencies:

     French francs                $ 73,485         $  73,485        $ 69,576
     Italian lira                   57,888            57,888          51,781
     Belgian francs                 46,202            46,202          45,582
     Spanish pesetas                45,141            45,141          43,801
     British pounds                 26,041            26,041          11,145
     Japanese yen                    6,417             6,417           7,627

Commitments to purchase
  foreign currencies:

     Irish pounds                 $182,290         $(182,485)       $156,207
     Singapore dollars              46,798           (46,798)         45,697
     Japanese yen                   17,287           (17,287)          8,218
     Belgian francs                 14,058           (25,413)         14,702
     British pounds                 11,243           (11,497)         14,367
     German marks                   11,319           (11,319)          7,017

The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.

   The Company enters into interest rate swap and interest rate cap agreements in order to reduce the impact of fluctuating interest rates on its foreign currency short-term floating rate debt outside the U.S. At September 30, 1995 and 1994, the Company had foreign interest rate swap agreements, with maturities at various dates through 1998. Under these agreements the Company agrees with other parties to pay, at specified intervals, fixed rate payments in exchange for variable rate payments, calculated on an agreed-upon notional amount.

                           Notional Amount              Average
                             U.S. Dollar     Fixed      Variable
                              Equivalent      Rate        Rate
                           ---------------   ------     --------
Interest Rate Swaps:

September 30, 1995

     French francs              $20,312       5.00%        6.39%
     Japanese yen                 8,521       2.48         1.11
     Japanese yen                 5,013       2.61         1.83
     Japanese yen                10,025       2.61         1.84
     Japanese yen                 4,010       1.87         1.23
     Japanese yen                 9,023       1.74         1.05
     Japanese yen                 8,521       2.44         1.19

September 30, 1994

     French francs              $18,886       8.16%        6.41%
     French francs               18,886       5.00         6.80
     British pounds              15,795       5.85         5.40
     Japanese yen                 5,041       2.61         2.23
     Japanese yen                10,082       2.61         2.25

At September 30, 1995, the Company had a foreign interest rate cap agreement with a notional amount of $9,023 which limits the potential interest rate fluctuations on a portion of the Company's Japanese yen denominated short-term debt. It effectively entitles the Company to receive from a bank the amount, if any, by which the Company's interest payments on $9,023 of its floating rate short-term debt exceed 2%. The cap expires in May 1997.

   At September 30, 1994, the Company had a foreign interest rate collar agreement with a notional amount of $15,800 which limited the potential interest rate fluctuations on a portion of the Company's British pound denominated short-term debt to a range of 6.5%-8.0%. The premium paid on the collar agreement was amortized to interest expense over the term of the agreement. The collar agreement expired in October 1994.

Concentration Of Credit Risk

Substantially all of the Company's trade receivables are due from entities in the health care industry. Due to the large number of these entities and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of non-performance by financial institutions with which it conducts business. However, the Company minimizes exposure to such risk by dealing only with major international banks and financial institutions.

Note 10 - Shareholders' Equity

                                     Series B,
                                       ESOP
                                     Preferred     Common    Capital in                   Unearned       Treasury Stock
                                        Stock       Stock     Excess of     Retained        ESOP      ------------------------
                                       Issued      Issued     Par Value     Earnings    Compensation     Shares       Amount
                                     ---------     -------   ----------    ----------   ------------  ------------   ---------
Balance at October 1, 1992            $ 59,027     $85,349    $105,666     $1,562,176     $(49,661)    (9,388,646)   $(254,931)
     Net income                                                                71,783
     Cash dividends:
       Common ($.66 per share)                                                (50,014)
       Preferred ($3.835 per share),
         net of tax benefits                                                   (2,749)
     Issuance of common stock for
       employee stock plans, net                                  (825)                                   545,964       13,284
     Repurchase of common stock                                                                        (1,793,650)     (64,112)
     Reduction in unearned ESOP
       compensation for the year                                                             4,412
     Adjustment for redemption
       provisions and other               (919)                    113                                     13,902          402
                                      --------     -------    --------     ----------     --------    -----------    ---------
Balance at September 30, 1993           58,108      85,349     104,954      1,581,196      (45,249)   (10,622,430)    (305,357)
     Net income                                                               227,174
     Cash dividends:
       Common ($.74 per share)                                                (53,292)
       Preferred ($3.835 per share),
         net of tax benefits                                                   (2,718)
     Issuance of common stock for
       employee stock plans, net                                 6,355                                    874,309       23,160
     Repurchase of common stock                                                                        (5,359,600)    (210,285)
     Reduction in unearned ESOP
       compensation for the year                                                             4,153
     Adjustment for redemption
       provisions and other             (1,777)                    291                                     36,590        1,059
                                      --------     -------    --------     ----------     --------    -----------    ---------
Balance at September 30, 1994           56,331      85,349     111,600      1,752,360      (41,096)   (15,071,131)    (491,423)
     Net income                                                               251,696
     Cash dividends:
       Common ($.82 per share)                                                (54,725)
       Preferred ($3.835 per share),
         net of tax benefits                                                   (2,695)
     Issuance of common stock for
       employee stock plans, net                                 6,251                                    523,968       13,538
     Repurchase of common stock                                                                        (5,770,400)    (299,723)
     Reduction in unearned ESOP
       compensation for the year                                                             4,155
     Adjustment for redemption
       provisions and other             (1,618)                    350                                     43,873        1,268
                                      --------     -------    --------     ----------     --------    -----------    ---------
Balance at September 30, 1995         $ 54,713     $85,349    $118,201     $1,946,636     $(36,941)   (20,273,690)   $(776,340)
                                      ========     =======    ========     ==========     ========    ===========    =========

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

                                      1995       1994        1993
                                   -------   --------   ---------
Balance at October 1               $ 8,573   $(22,048)  $  87,300
Translation adjustment              (1,587)    37,900    (109,408)
Disposition of foreign
 investment                              -     (6,348)          -
Allocated income taxes                (219)      (931)         60
                                   -------   --------   ---------
Balance at
 September 30                      $ 6,767   $  8,573   $ (22,048)
                                   =======   ========   =========

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

Note 11 - Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $53,000 in 1995, $49,900 in 1994 and $51,500 in 1993. Future minimum rental commitments on noncancelable leases are as follows: 1996 - $34,500; 1997 - $27,300; 1998 - $21,000; 1999 -
$15,600; 2000 - $13,600 and an aggregate of $43,500 thereafter.

As of September 30, 1995, the Company had entered into certain commitments for future capital expenditures, mostly in China, aggregating approximately $34,000 which will be expended over the next several years.

Contingencies

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as Superfund, and similar state laws. The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. The results of these matters, individually and in the aggregate, are not expected to have a material effect on the results of operations, financial condition or cash flows of the Company.

Note 12 - Stock Plans

Stock Option Plans

The Company has stock option plans under which key employees have been granted options to purchase shares of the Company's common stock at the fair market value at the time of the grant. The 1990 Stock Option Plan, adopted in 1991, made available 4,000,000 shares of the Company's common stock for the granting of options, almost all of which have been granted. The 1995 Stock Option Plan, adopted in the current year, makes available an additional 6,000,000 shares of the Company's common stock for the granting of options. Both the 1995 and 1990 Plans have a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period. In 1995, such compensation expense amounted to $1,961. There was no such compensation expense in 1994 or 1993.

    Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of election and the option price. This difference would be recorded as compensation expense over the vesting period.

A summary of changes in outstanding options is as follows:

                                          1995                             1994                             1993
                             -----------------------------     -----------------------------    -----------------------------
                               Shares        Price Range         Shares        Price Range       Shares         Price Range
                             ---------     ---------------     ---------     ---------------    ---------     ---------------
Balance at October 1         5,080,959     $12.67 - $40.10     4,672,044     $ 8.41 - $39.50    4,161,988     $ 8.41 - $38.78
     Granted                 1,408,818      46.61 -  50.19     1,258,370      34.56 -  40.10    1,054,764      37.25 -  39.50
     Exercised                (488,371)     12.67 -  50.19      (756,350)      8.41 -  40.10     (498,979)      8.41 -  38.78
     Canceled                  (86,360)     12.67 -  50.19       (93,105)      8.41 -  38.78      (45,729)     10.05 -  38.78
                             ---------     ---------------     ---------     ---------------    ---------     ---------------
Balance at
     September 30            5,915,046     $26.10 - $50.19     5,080,959     $12.67 - $40.10    4,672,044     $ 8.41 - $39.50
                             =========     ===============     =========     ===============    =========     ===============
Exercisable at
     September 30            4,389,058                         3,550,467                        3,380,615
                             =========                         =========                        =========
Available for grant at:
     October 1, 1994         1,046,921
     September 30, 1995      5,711,488
                             =========

Options outstanding as of September 30, 1995 expire at various times from June 1996 through May 2005.

Other Stock Plans

The Company has a compensatory Stock Award Plan which provides for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant, the remainder is distributable in five equal annual installments. During 1995, 46,948 shares were distributed. No awards were granted in 1995. Awards for 58,585 and 47,590 shares (net of cancellations) were granted in 1994 and 1993, respectively. At September 30, 1995, 769,636 shares were reserved for future issuance, of which awards for 244,289 shares have been granted.

The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 75,000 shares of the Company's common stock. Restricted shares of 3,775 and 15,229 were issued in 1995 and 1994, respectively, in accordance with the provisions of the plan.

Note 13 - Business Segment Data

The Company's operations are composed of two business segments, Medical Supplies and Devices and Diagnostic Systems.

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

   Sales to a distributor which supplies the Company's products to many end users accounted for approximately 13% of revenues in 1995 and 12% of revenues in both 1994 and 1993, and were from both the Diagnostic Systems and Medical Supplies and Devices segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

   The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico; Europe; and Other, which is composed of Canada, Latin America, Japan and Asia Pacific.

   Segment and geographic area operating income represent revenues reduced by product costs and operating expenses. Unallocated expenses include costs related to management of corporate assets, foreign exchange, the results of investments accounted for by the equity method and interest expense, net.

    Financial information with respect to business segment and geographic data for the years ended September 30, 1995, 1994 and 1993 is on pages 30 and 31 and is considered to be an integral part of the notes to the consolidated financial statements.

Quarterly Data (Unaudited)
Thousands of dollars, except per share amounts

1995                    1st       2nd       3rd       4th        Year
                      --------  --------  --------  --------  ----------
Revenues              $593,476  $692,839  $704,096  $722,114  $2,712,525
Gross Profit           266,411   322,602   325,677   361,477   1,276,167
Net Income              33,544    64,929    66,650    86,573     251,696
Earnings Per Share         .46       .92       .95      1.26        3.59
                      --------  --------  --------  --------  ----------
1994                     1st      2nd       3rd       4th       Year
                      --------  --------  --------  --------  ----------
Revenues              $554,080  $634,814  $652,988  $717,579  $2,559,461
Gross Profit           241,198   291,732   295,131   331,766   1,159,827
Net Income              25,696    57,093    58,074    86,311     227,174
Earnings Per Share         .33       .76       .78      1.18        3.05
                      --------  --------  --------  --------  ----------

Worldwide Locations

Corporate Headquarters

Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 201-847-6800


U.S. Division Headquarters

Becton Dickinson Cellular
Imaging Systems
2350 Qume Drive
San Jose, CA 95131

Becton Dickinson Consumer Products
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson Division
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson Healthcare Systems
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson
Immunocytometry Systems
2350 Qume Drive
San Jose, CA 95131

Ivers-Lee
147 Clinton Road
West Caldwell, NJ 07006

Becton Dickinson Labware
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson
Microbiology Systems
7 Loveton Circle
Sparks, MD 21152

Becton Dickinson Pharmaceutical Systems
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson Primary Care Diagnostics
7 Loveton Circle
Sparks, MD 21152

Becton Dickinson Supply Chain Services
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson Vacutainer Systems
1 Becton Drive
Franklin Lakes, NJ 07417

Becton Dickinson Vascular Access
9450 South State Street
Sandy, UT 84070


Regional Headquarters

Asia/Pacific
Becton Dickinson Singapore Branch
30 Tuas Avenue 2
Singapore 639461

Brazil/Southern Latin America
Becton Dickinson
Industrias Cirurgicas
Rua Alexandre Dumas, 1976
04717-004 Sao Paulo, SP Brazil

Canada
Becton Dickinson Canada
2464 South Sheridan Way
Mississauga, Ontario
L5J2M8, Canada

Europe/Middle East/Africa
Becton Dickinson European Divisions
5 Chemin des Sources BP 37
38241 Meylan, France

Becton Dickinson
Pharmaceutical Systems
11 Rue Aristide Berges BP 4
38800 Pont de Claix, France

Japan
Nippon Becton Dickinson Co., Ltd.
Akasaka DS Building
5-26 Akasaka 8-chome, Minato-ku
Tokyo, 107 Japan

Mexico/Northern Latin America
Becton Dickinson Mexico
Monte Pelvoux 111
11000 Mexico, D.F.

Board of Directors

Clateo Castellini /1,2,7/
Chairman of the Board, President
and Chief Executive Officer

John W. Galiardo /1,3,7/
Vice Chairman of the Board
and General Counsel

Harry N. Beaty, M.D. /2,4,7/
Professor of Medicine and Dean -
Northwestern University Medical School

Henry P. Becton, Jr. /4,5,6,7/
President and General Manager -
WGBH Educational Foundation

Gerald M. Edelman, M.D., Ph.D. /1,4,6,7/
Director - The Neurosciences Institute; Member -
The Scripps Research Institute

Edmund B. Fitzgerald /2,3,4,5/
Former Chairman of the Board
and Chief Executive Officer -
Northern Telecom Limited

Richard W. Hanselman /1,3,5,6/
Corporate Director

Thomas A. Holmes /3,5,6/
Former Chairman of the Board,
President and Chief Executive
Officer - Ingersoll-Rand Company

Frank A. Olson /1,2,5,6/
Chairman of the Board and
Chief Executive Officer -
The Hertz Corporation

James E. Perrella /3,5,6/
Chairman of the Board, President
and Chief Executive Officer -
Ingersoll-Rand Company

Gloria M. Shatto /1,2,4,7/
President - Berry College,
Mount Berry, Georgia

Raymond S. Troubh /2,3,4,5/
Financial Consultant

Committees Appointed by the Board of Directors
1 - Executive Committee
2 - Finance Committee
3 - Investment Committee
4 - Audit Committee
5 - Compensation and Benefits Committee
6 - Committee on Directors
7 - Corporate Responsibility Committee


Officers

Executive Officers

Clateo Castellini
Chairman of the Board, President
and Chief Executive Officer

John W. Galiardo
Vice Chairman of the Board
and General Counsel

Vincent L. De Caprio
Senior Vice President -
Planning and Technology

Edward J. Ludwig
Senior Vice President - Finance
and Chief Financial Officer

Walter M. Miller
Senior Vice President

Mark C. Throdahl
Senior Vice President

Kenneth R. Weisshaar
Senior Vice President


Corporate Officers

Alfred J. Battaglia
Group President

E. Ralph Biggadike
Vice President -
Strategic Management

Mark H. Borofsky
Vice President - Taxes

Geoffrey D. Cheatham
Vice President and Treasurer

Donald S. Hetzel
Vice President -
Research and Development

William L. Nichols
Vice President and Controller

Raymond P. Ohlmuller
Vice President and Secretary

Thomas A. Reichert, M.D.
Vice President - Medical Affairs

Robert D. Wurzel
Vice President -
Regulatory and Quality Affairs

Common Stock Prices and Dividends

1995 By Quarter                High       Low     Dividends
---------------              -------     -------  ---------
First                        $49 7/8     $45 1/8    $.205
Second                        57 1/8      48         .205
Third                         59 5/8      54         .205
Fourth                        63 1/2      55 5/8     .205

1994 By Quarter                High       Low     Dividends
---------------              -------     -------  ---------
First                        $39         $34        $.185
Second                        40 3/4      34         .185
Third                         41 1/2      35 3/8     .185
Fourth                        48 1/4      40 1/8     .185

Corporate Data

Annual Meeting
2:30 p.m.
Tuesday, February 13, 1996
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Dividend Reinvestment
The Becton Dickinson Dividend
Reinvestment Plan offers sharehold-
ers an opportunity to purchase
additional shares, commission-free,
through automatic dividend rein-
vestment and/or optional cash
investments. Additional information
may be obtained by writing to First
Chicago Trust Company of New
York, Dividend Reinvestment Plan,
Becton Dickinson, P.O. Box 2598,
Jersey City, NJ 07303-2598.

Independent Auditors
Ernst & Young LLP
433 Hackensack Avenue
Hackensack, NJ 07601-6371
Phone: 201-343-4095

Transfer Agent and Registrar
First Chicago Trust Company
  of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111

NYSE Symbol
BDX

Shareholder Information
Shareholders may receive, without
charge, copies of the company's
1995 Annual Report to the
Securities and Exchange
Commission on Form 10-K
(including the financial statements
and financial statement schedules)
by contacting:

Investor Relations
Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845

The trademarks indicated by
CAPITAL LETTERS are the property of,
licensed to, promoted or distributed
by Becton Dickinson and Company,
its subsidiaries or related companies.