Form 10-K405, Exhibit 13
period 1996-09-30
BECTON DICKINSON & CO
filed 1996-12-18
CIK 10795

                                                                      EXHIBIT 13
                                                                      ----------

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

FINANCIAL REVIEW

Becton Dickinson is a medical technology company which manufactures and sells a broad range of medical supplies and devices and diagnostic systems for use by health care professionals, medical research institutions and the general public. The Company focuses strategically on achieving growth in two worldwide business segments -- Medical Supplies and Devices (Medical) and Diagnostic Systems (Diagnostic). The Company's financial results and the operating performance of the segments are discussed below.

STOCK SPLIT

In August 1996, the Company distributed shares to effect a two-for-one stock split to shareholders of record on August 5, 1996. Share and per share data for all periods have been restated to reflect the stock split.

REVENUES AND EARNINGS

Worldwide revenues of $2.8 billion rose 2%. Excluding the estimated impacts of unfavorable foreign currency translation of 1% and the decrease in revenues related to divested businesses, the resulting underlying growth rate was 6%. This growth rate resulted primarily from volume increases and an improved product mix in both segments. Price increases averaged less than 1%.

     While health care cost containment continues to be pursued around the world, the Company has responded by improving operating efficiencies which help to reduce cost and by improving the quality of patient care. Sales forces and supply chain services have been reorganized in the United States so that the Company can continue to effectively serve its customers, including larger, more integrated health care providers. In other regions, similar steps are being taken to better serve customers in the changing health care environment. These efforts will enable the Company to continue to successfully reach all major distribution channels and customer segments as marketplaces evolve around the world.

     Medical segment revenues of $1.5 billion increased 1% over last year. Excluding the impact of divested businesses, the most significant of which was the medical glove business sold in June 1995, Medical segment revenues increased 6%. Revenue growth was led by strong sales of injection systems products due to the continuing shift toward the use of devices with safety features and increased use of prefillable syringes by pharmaceutical companies. Sales of infusion therapy products also continued to grow from market share gains, geographic expansion, and new product introductions.

     Medical segment operating income of $342 million increased 4% over 1995. During 1996, the Company recorded a $6 million charge to write off intangible assets associated with its decision to exit a small product line. Excluding the effects of this write-off, the divested businesses, and the favorable impact of a net cash settlement of $11 million received in 1995 relating to one of the Company's patents, Medical segment operating income increased 11%. This growth was primarily due to improved product mix and increased manufacturing productivity.

     Diagnostic segment revenues of $1.3 billion increased 4%, or 5% excluding the estimated unfavorable impact of foreign currency translation. Growth in sample collection was led by the continued strong demand for safety products, the introduction of several new and innovative products, and overall increased demand outside the United States. FACS brand flow cytometry systems also exhibited strong sales growth. Sales of infectious disease products were about the same as last year, which was consistent with the overall market trend for infectious disease testing, and reflected the continuing worldwide focus on cost containment by health care providers. The Company is working with health care providers to develop products that are cost-effective and improve patient care.

     Diagnostic segment operating income of $175 million increased 11% over 1995. Last year, the Company recorded a provision of $12 million primarily to write off goodwill associated with the cellular imaging business. This provision resulted from the Company's recognition that slower than anticipated market growth of this business would not result in previously expected returns. Excluding the write-down of assets and other provisions relating to this business, a favorable net cash settlement of $8 million received in 1996 in connection with one of the Company's patents, and the estimated impact of unfavorable foreign currency translation, Diagnostic segment operating income increased 4%. This performance reflected the increased funding of research and development directed toward emerging new platforms for long-term growth, such as DNA probe technology, and next generation products for sample collection.

     On a geographic basis, revenues outside the United States of $1.3 billion rose 6%. Excluding the estimated impacts of unfavorable foreign currency translation of 1% and the divested businesses, such revenues increased 9%. This growth reflects the Company's successful efforts to expand internationally. Double-digit revenue increases were achieved by FACS brand products, which were led by sales of the FASCalibur flow cytometry system that was launched in 1995. VACUTAINER brand and pharmaceutical systems products also recorded strong growth rates. In addition, increased revenues in Japan and Asia-Pacific also contributed to the strong performance.

     Revenues in the United States of $1.4 billion were about the same as last year. Excluding the impact of business divestitures, revenues increased 3%. Sales of VACUTAINER brand products continued to be strong, reflecting the increased use of safety products. Strong growth was also achieved in infusion therapy products, reflecting market share gains and new product introductions. As discussed earlier, sales of infectious disease products were about the same as last year. In addition, revenues of certain non-core medical product lines were down slightly compared with last year.

     The Company's gross profit margin rose to 48.4%, compared with 47.0% last year, reflecting a more profitable mix of products sold, continued productivity improvements and the absence of lower margins associated with divested businesses.

                            [3 Charts appear here]

                  [Chart--Revenues Per Employee--Plot points]
                             (Thousands of Dollars)
                                 1992    125.5
                                 1993    129.3
                                 1994    136
                                 1995    147.8
                                 1996    153.8

                   [Chart--Gross Profit Margin--Plot points]
                                   (Percent)
                                  1992   45
                                  1993   44.5
                                  1994   45.3
                                  1995   47
                                  1996   48.4

            [Chart--Research and Development Expense--Plot points]
                             (Millions of Dollars)
                                1992    125.207
                                1993    139.141
                                1994    144.227
                                1995    144.201
                                1996    154.22

     Selling and administrative expense of $755 million was 27.3% of revenues, about the same as last year. Higher spending relating to a refocusing of sales and marketing resources toward critical strategic initiatives and international expansion was largely offset by savings achieved through reorganizations in the United States and Europe, including the consolidation of certain field sales organizations.

     Investment in research and development increased to $154 million, or 5.6% of revenues, reflecting the additional funding directed toward safety products, as well as emerging new platforms for long-term growth, such as DNA probe technology, and next generation products for blood glucose monitoring and sample collection. Sales of new products introduced in the last five years represented 17% and 18% of revenues in 1996 and 1995, respectively.

     Operating income in 1996 was $431 million, an increase of 9%. Excluding the estimated impacts of divestitures and unfavorable foreign exchange, as well as the write-down of certain assets and other provisions, as discussed earlier, operating income grew 11%, primarily from improved gross profit margin. The Company's operating margin improved to 15.6% of revenues compared with 14.6% in 1995.

     Net interest expense of $37 million in 1996 was $5 million lower than in 1995, primarily due to higher short-term investments in Europe, lower financing expense in Japan and higher capitalized interest primarily related to a capital project in China.

     "Other (expense) income, net" in 1996 included income of $8 million from a net cash settlement received in connection with one of the Company's patents, and foreign exchange losses of $8 million, including hedging costs.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the net monetary assets ($9 million and $7 million at September 30, 1996 and 1995, respectively) of the Company's Brazilian subsidiary, where the functional currency is the U.S. dollar, are translated at current exchange rates, with the related translation gains and losses included in net earnings. The Company also has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currencies of its subsidiaries. The functional currency is almost always the currency of the country in which the subsidiary is located.

     The net assets of foreign operations, whose functional currencies are the local currencies, are translated at current exchange rates. The Company does not generally hedge these translation exposures since such amounts are recorded as cumulative currency translation adjustments, a separate component of shareholders' equity, and do not impact reported earnings or current cash flow. The net assets of these foreign operations were $907 million and $881 million at September 30, 1996 and 1995, respectively.

     The Company utilizes simple derivative instruments to manage its interest rate and foreign exchange

                            [3 Charts appear here]

                    [Chart--Operating Income--Plot points]
                             (Percent of Revenues)
                                 1992    13.9
                                 1993    11
                                 1994    12.7
                                 1995    14.6
                                 1996    15.6


  [Chart--Income Before Cumulative Effect of Accounting Changes-Plot points]
                             (Millions of Dollars)
                                1992    200.753
                                1993    212.84
                                1994    227.174
                                1995    251.696
                                1996    283.447

                   [Chart--Capital Expenditure--Plot points]
                             (Millions of Dollars)
                                1992    185.559
                                1993    184.168
                                1994    123.017
                                1995    123.76
                                1996    145.929
risks. These instruments are selectively employed solely to hedge exposures in those instances where their use will reduce the volatility of the impact of foreign exchange or interest rate movements. For further discussion of derivative instruments, see Note 9 of the Notes to Consolidated Financial Statements.

     As anticipated, the effective tax rate of 28.0% was the same as the rate in 1995. It is expected that the Company's 1997 tax rate will be slightly higher than the 1996 tax rate.

     Net income was $283 million, an increase of 13% over $252 million in 1995. Earnings per share were $2.11, an increase of 18% over $1.79 in 1995.

     In March 1995, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was issued. This Statement establishes accounting standards for the assessment and measurement of impairment of such assets and is required to be adopted by the Company by the first quarter of fiscal 1997. Adoption of this Statement is not expected to have a material impact on the Company's results of operations or financial condition.

     In October 1995, SFAS No. 123, Accounting for Stock-Based Compensation, was issued, which requires companies to measure employee stock compensation based on the fair value method of accounting. However, the Statement allows the alternative of continued use of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, with pro forma disclosure of net income and earnings per share determined as if the fair value based method had been applied in measuring compensation expense. The Company is required to adopt SFAS No. 123 in fiscal 1997 and expects to elect the continued use of APB Opinion No. 25.

FINANCIAL CONDITION

Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1996, net cash provided by operating activities was $460 million, compared with $472 million in 1995.

     Capital expenditures were $146 million, compared with $124 million in the prior year. Medical segment capital spending, which totaled $91 million in 1996, included the acquisition of equipment for the ongoing expansion of the prefillable syringe, diabetes health care, hypodermic and vascular access businesses. In addition, funds were expended to construct a new manufacturing facility in China, which will begin producing hypodermic syringes, intravenous catheters and anesthesia needles. Operations in China are scheduled to commence by the end of calendar 1996. In addition, work commenced on a new manufacturing facility in India, which will initially produce diabetes syringes. Funds were also expended to support global manufacturing productivity improvement programs. Diagnostic segment capital spending, which totaled $50 million in 1996, included the acquisition of equipment by the sample collection business for the new SAFETY-LOK blood collection set. In addition, funds were expended for the acquisition of equipment to support capacity


                            [3 Charts appear here]

                 [Chart--Debt to Capitalization--Plot points]
                                   (Percent)
                                 1992    36.1
                                 1993    37.8
                                 1994    36.1
                                 1995    35.2
                                 1996    34.3

                   [Chart--Return on Revenues*--Plot points]
                                   (Percent)
                                  1992    8.5
                                  1993    8.6
                                  1994    8.9
                                  1995    9.3
                                  1996    10.2

               [Chart--Dividends Per Common Share--Plot points]
                                   (Dollars)
                                 1992    0.3
                                 1993    0.33
                                 1994    0.37
                                 1995    0.41
                                 1996    0.46


*Excludes cumulative effect of accounting changes in 1993.

expansion and cost reduction programs, primarily in the sample collection, infectious disease diagnostics and flow cytometry businesses. The Company expects capital expenditures in 1997 to be slightly higher than in 1996.

     Business divestitures in 1996 resulted in cash proceeds of $38 million. The divested operations included a contract packaging business, and certain product lines relating to the Company's surgical product business.

     Net cash used for financing activities was $412 million during 1996 as compared with $421 million in 1995. This change was primarily due to the Company's repurchase of 8.4 million of its common shares at an average cost of $38.67 for a total expenditure of $325 million in 1996, compared with spending of $300 million in 1995. These purchases fully utilized the authority to purchase up to 20 million common shares under a September 1994 Board of Directors' resolution. Accordingly, in September 1996, the Board of Directors approved a new resolution authorizing the repurchase of up to 15 million additional shares. At September 30, 1996, 14.8 million shares remained to be purchased under this resolution. It is the Company's intention to use substantial amounts of excess cash that is expected to be generated over the next several years to pursue strategic acquisition opportunities and to continue to repurchase its common shares.

     During 1996, total debt decreased $68 million as a result of strong cash flow from operations and proceeds from business divestitures. Short-term debt was 33% of total debt at year end, compared with 27% in 1995. The change in the ratio was principally attributable to an increase in commercial paper outstanding and the Company's early redemption on June 1, 1996, of $66.4 million of its outstanding 9.25% Sinking Fund Debentures due June 1, 2016. The Company's weighted average cost of total debt at the end of 1996 was 7.7% compared with 7.8% at the end of last year. Total debt to capitalization at year end declined to 34.3% from 35.2% last year.

     At September 30, 1996, the Company had domestic unused committed short-term and long-term lines of credit of $300 million and $70 million, respectively. In addition, the Company has unconfirmed lines of credit outside the United States. In November 1996, the Company entered into a five year revolving credit facility which increased its committed lines of credit to $500 million. In October 1996, the Company issued $100 million of ten year non-redeemable notes with a coupon rate of 6.9% and an effective rate of 7.34% through a public debt issue. Proceeds of the notes will be used to repay a portion of outstanding commercial paper which was classified as long-term debt at September 30, 1996. The Company has a high degree of confidence in its ability to refinance maturing short-term and long-term debt as well as to incur substantial additional debt, if required, based on its strong financial condition.

     Subsidiaries operating in Puerto Rico have invested in high-grade marketable securities, the cash

                            [3 Charts appear here]

                 [Chart--Return on Total Assets*--Plot points]
                                   (Percent)
                                 1992    11.1
                                 1993     9.2
                                 1994    11.5
                                 1995    13.3
                                 1996    15.2

                  [Chart--Book Value Per Share--Plot points]
                                   (Dollars)
                                 1992    10.5
                                 1993     9.75
                                 1994    10.54
                                 1995    10.74
                                 1996    10.72

                       [Chart--Inventories--Plot points]
                             (Millions of Dollars)
                                1992    453.418
                                1993    445.877
                                1994    420.001
                                1995    408.635
                                1996    402.482


*Excludes cumulative effect of accounting changes in 1993.

proceeds of which can be used by the Company. At year end, the Company had approximately $49 million invested in marketable securities in Puerto Rico. During 1996, the Company repatriated $129 million from certain of these subsidiaries.

     Return on equity increased to 20.8% in 1996, from 17.5% in 1995, thus achieving the Company's initial short-term goal of 20%. The Company expects further improvements in return on equity in the future.

     The Company manufactures various medical products in Brazil for sale in that country and for export. In addition, the Company imports other medical and diagnostic products for distribution within Brazil. While the Brazilian economy has experienced very high inflation rates and significant devaluation of its currency in the past, inflation and the rate of currency devaluation have declined significantly more recently. The Company also manufactures and imports various medical and diagnostic products in Mexico for sale in that country. Since December 1994, the Mexican economy has experienced a period of high inflation, recession and currency instability. Recently, Mexico's economy and currency have shown signs of stabilizing. The Brazilian and Mexican economies have the potential for volatility in the recording of revenues and earnings of the Company's operations in these countries, as well as the risk of foreign exchange losses as a result of fluctuations in these local currencies. The Company has successfully managed these risks by raising the selling prices of its products in line with inflation and by taking steps to limit the size of its foreign exchange exposures. In the aggregate, the Company's Brazilian and Mexican operations constitute 7% or less of each of the Company's consolidated revenues, net income and total assets.

     The Company believes that the fundamentally non-cyclical nature of its core medical and diagnostic businesses, its international diversification, and its ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on the Company of economic or political dislocations in the countries in which it does business, including possible reforms of health care systems. Inflation did not have a material impact on the Company's overall operations.

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

1995 COMPARED WITH 1994

Worldwide revenues for 1995 of $2.7 billion rose 6%. Excluding the estimated impacts of favorable foreign currency translation of 3% and of certain initiatives which reduced 1995 revenues, as discussed below, the resulting underlying growth rate was also 6%, which resulted primarily from volume increases and an improved product mix in both segments. Price increases averaged less than 1%. Revenues were unfavorably impacted by programs designed to normalize quarterly revenue patterns through a reduction in the number of year-end sales promotions. In addition, the Company divested certain businesses, the most significant of which were the medical glove business and the radioimmunoassay business. Medical segment revenues of $1.5 billion increased 6% over last year. The estimated favorable impact of foreign currency translation of 3% was offset by the decrease in revenues related to business divestitures and the estimated impact of reduced levels of year-end sales promotions. Revenue growth was led by strong sales of the Company's diabetes health care products, hypodermic safety devices, prefillable syringes and intravenous catheters. Revenues of the medical glove business, which was sold on June 30, 1995, were $85 million and $104 million in 1995 and 1994, respectively. Diagnostic segment revenues of $1.2 billion increased 7%. Excluding the estimated impacts of favorable foreign currency translation of 4% and of reduced levels of year-end sales promotions, as well as the decrease in revenues related to business divestitures, Diagnostic segment revenues increased 5%. Revenue growth was led by strong sales of VACUTAINER brand blood collection products and FACS brand flow cytometry systems.

     The Company's gross profit margin rose to 47.0%, compared with 45.3% last year, despite significant increases in the cost of certain raw materials, principally plastic resins and corrugated paper materials. As anticipated, this improvement was the result of the Company's continued success in increasing manufacturing efficiency as well as a favorable product mix.

     Selling and administrative expense was 27.1% of revenues, compared with the 1994 rate of 25.8%, reflecting the lower revenue base due to business divestitures, the estimated impact of lower year-end sales promotions, and the write-off of goodwill associated with the cellular imaging business. In addition, aggregate expenses outside the United States were higher, reflecting increased investment in new markets. Costs associated with relocating the Company's Japanese headquarters also unfavorably impacted selling and administrative expense. Investment in research and development was $144 million, the same as in 1994, and equaled 5.3% of revenues.

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

     "Other (expense) income, net" of $4 million expense in 1995 included income of $11 million from a net cash settlement received in connection with a favorable arbitration ruling relating to one of the Company's patents. Also included is a loss of $6 million resulting from the sale of the medical glove business, as well as foreign exchange losses of $12 million, including hedging costs.

     As anticipated, the effective tax rate of 28.0% was significantly higher than the 23.3% rate in 1994. The higher tax rate in 1995 resulted primarily from a reduction in the tax benefits generated from operations in Puerto Rico, as provided in the Omnibus Budget Reconciliation Act of 1993.

     Net income was $252 million, an increase of 11% over $227 million in 1994. Earnings per share were $1.79, an increase of 18% over $1.52 in 1994. Foreign currency translation had an estimated $.09 favorable impact on earnings per share in 1995.

     Cash provided by operations was the Company's primary source of funds to finance operating needs and capital expenditures. Capital expenditures were $124 million, compared with $123 million in 1994. Medical and Diagnostic segment capital spending totaled $77 million and $44 million, respectively, in 1995.

     Business divestitures in 1995 resulted in cash proceeds of $79 million. The Company received proceeds of $48 million from the disposition of a foreign investment in 1994.

     Net cash used for financing activities was $421 million during 1995 as compared with $292 million in 1994. This change was primarily due to the Company's repurchase of 11.6 million of its common shares on the open market at an average cost of $25.97 per share, totaling $300 million, an increase from $210 million in 1994.

     During 1995, total debt decreased $79 million as a result of strong cash flow from operations, working capital management and proceeds from business divestitures.

     Short-term debt was 27% of total debt at year end, compared with 21% in 1994. The change in the ratio was principally attributable to a net reduction in long-term debt as well as a relatively small increase in short-term debt.

     Return on equity was 17.5% in 1995 compared with 15.5% in 1994.

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]
---------------------------------------------------------------
SIX YEAR SUMMARY OF SELECTED FINANCIAL DATA

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars, except per share amounts            1996
===============================================================
Operations                   Revenues               $2,769,756
                             Gross Profit Margin          48.4%
                             Operating Income          431,249
                             Interest Expense, Net      37,409
                             Income Before Income
                               Taxes and
                               Cumulative Effect of
                               Accounting Changes      393,676
                             Income Tax Provision      110,229
                             Income Before
                               Cumulative Effect of
                               Accounting Changes      283,447
                             Net Income                283,447
                             Earnings Per Share:
                               -Before Cumulative
                                Effect of
                                Accounting Changes        2.11
                               -Net Income                2.11
                             Dividends Per Common
                               Share                       .46
                             Average Common and
                               Common Equivalent
                               Shares Outstanding      132,795
                             ---------------------------------
Financial                    Current Assets         $1,276,841
Position                     Current Liabilities       766,122
                             Current Ratio                 1.7
                             Property, Plant and
                               Equipment, Net        1,244,148
                             Total Assets            2,889,752
                             Long-Term Debt            468,223
                             Shareholders' Equity    1,325,183
                             Book Value Per
                               Common Share              10.72
                             ---------------------------------
Financial                    Income Before Income
Relationships                  Taxes and Cumulative
                               Effect of Accounting
                               Changes as
                               a Percent of Revenues      14.2%
                             Return on Total
                               Assets (B)                 15.2%
                             Return on Equity             20.8%
                             Debt to
                               Capitalization (D)         34.3%
                             ---------------------------------
Additional Data              Depreciation and
                               Amortization         $  200,482
                             Capital Expenditures      145,929
                             Research and
                               Development Expense     154,220
                             Number of Employees        17,900
                             Number of
                               Shareholders              8,027
==============================================================

Thousands of dollars, except per share amounts                         1995         1994         1993            1992         1991
Operations                   Revenues                            $2,712,525   $2,559,461   $2,465,405      $2,365,317   $2,172,168
                             Gross Profit Margin                       47.0%        45.3%        44.5%           45.0%        46.0%
                             Operating Income                       396,650      325,038      270,425         328,592      313,746
                             Interest Expense, Net                   42,833       47,624       53,412          49,116       50,051
                             Income Before Income
                               Taxes and
                               Cumulative Effect of
                               Accounting Changes                   349,578      296,159      222,894         269,457      267,303
                             Income Tax Provision                    97,882       68,985       10,054          68,704       77,514
                             Income Before
                               Cumulative Effect of
                               Accounting Changes                   251,696      227,174      212,840         200,753      189,789
                             Net Income                             251,696      227,174       71,783(A)      200,753      189,789
                             Earnings Per Share:
                               -Before Cumulative
                                Effect of
                                Accounting Changes                     1.79         1.52         1.35            1.28         1.21
                               -Net Income                             1.79         1.52          .44(A)         1.28         1.21
                             Dividends Per Common
                               Share                                    .41          .37          .33             .30          .29
                             Average Common and
                               Common Equivalent
                               Shares Outstanding                   138,402      146,666      153,860         154,056      154,192
Financial                    Current Assets                      $1,327,518   $1,326,551   $1,150,742      $1,221,209   $1,031,581
Position                     Current Liabilities                    720,035      678,321      636,062         713,335      531,277
                             Current Ratio                              1.8          2.0          1.8             1.7          1.9
                             Property, Plant and
                               Equipment, Net                     1,281,031    1,376,349    1,403,070       1,429,519    1,351,387
                             Total Assets                         2,999,505    3,159,533    3,087,565       3,177,675    2,779,975
                             Long-Term Debt                         557,594      669,157      680,581         685,081      739,076
                             Shareholders' Equity                 1,398,385    1,481,694    1,456,953       1,594,926    1,363,786
                             Book Value Per
                               Common Share                           10.74        10.54         9.75           10.50         9.03
Financial                    Income Before Income
Relationships                  Taxes and Cumulative
                               Effect of Accounting
                               Changes as
                               a Percent of Revenues                   12.9%        11.6%         9.0%           11.4%        12.3%
                             Return on Total
                               Assets (B)                              13.3%        11.5%         9.2%(C)        11.1%        12.3%
                             Return on Equity                          17.5%        15.5%        13.3%(C)        13.6%        14.6%
                             Debt to
                               Capitalization (D)                      35.2%        36.1%        37.8%           36.1%        37.5%
Additional Data              Depreciation and
                               Amortization                      $  207,756   $  203,705   $  189,756      $  169,638   $  149,897
                             Capital Expenditures                   123,760      123,017      184,168         185,559      211,136
                             Research and
                               Development Expense                  144,201      144,227      139,141         125,207      113,045
                             Number of Employees                     18,100       18,600       19,000          19,100       18,600
                             Number of
                               Shareholders                           7,712        7,489        7,463           7,086        7,007

          All share and per share data have been restated to reflect the two-for-one stock split, the shares for which were distributed in August 1996.
          (A) Includes after-tax charge of $141,057, or $.91 per share, for the cumulative effect of accounting changes.
          (B) Earnings before interest expense and taxes as a percent of average total assets.
          (C) Excludes the cumulative effect of accounting changes.
          (D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]
SUMMARY BY BUSINESS SEGMENT

(See Note 13 to Financial Statements)
Thousands of dollars

                                                                              1996         1995         1994
============================================================================================================
Revenues                                 Medical Supplies and Devices   $1,509,417   $1,500,075   $1,421,435
                                         Diagnostic Systems              1,260,339    1,212,450    1,138,026
                                         -------------------------------------------------------------------
                                         Total Segments                 $2,769,756   $2,712,525   $2,559,461
============================================================================================================
Segment                                  Medical Supplies and Devices   $  342,015   $  330,368   $  274,498(A)
Operating                                Diagnostic Systems                174,656      157,673      110,989(A)
Income                                   -------------------------------------------------------------------
                                         Total Segments                    516,671      488,041      385,487
                                         Unallocated Expenses             (122,995)    (138,463)     (89,328)(B)
                                         -------------------------------------------------------------------
                                         Income Before Income Taxes     $  393,676   $  349,578   $  296,159
============================================================================================================
Identifiable                             Medical Supplies and Devices   $1,337,355   $1,348,860   $1,433,145
Assets                                   Diagnostic Systems              1,209,970    1,210,888    1,267,331
                                         -------------------------------------------------------------------
                                         Total Segments                  2,547,325    2,559,748    2,700,476
                                         Corporate (C)                     342,427      439,757      459,057
                                         -------------------------------------------------------------------
                                         Total                          $2,889,752   $2,999,505   $3,159,533
============================================================================================================
Capital                                  Medical Supplies and Devices   $   90,918   $   77,062   $   66,181
Expenditures                             Diagnostic Systems                 49,651       43,776       55,024
                                         -------------------------------------------------------------------
                                         Total Segments                    140,569      120,838      121,205
                                         Corporate                           5,360        2,922        1,812
                                         -------------------------------------------------------------------
                                         Total                          $  145,929   $  123,760   $  123,017
============================================================================================================
Depreciation                             Medical Supplies and Devices   $   89,727   $   96,517   $   99,420
and                                      Diagnostic Systems                101,618      102,540       96,407
Amortization                             -------------------------------------------------------------------
                                         Total Segments                    191,345      199,057      195,827
                                         Corporate                           9,137        8,699        7,878
                                         -------------------------------------------------------------------
                                         Total                          $  200,482   $  207,756   $  203,705
============================================================================================================

          (A) Includes $8,016 in Medical Supplies and Devices segment and $20,598 in Diagnostic Systems segment of the special charges discussed in Note 4.
          (B) Net of a gain of $35,868 from the disposition of a corporate investment.
          (C) Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]

SUMMARY BY GEOGRAPHIC AREA

(See Note 13 to Financial Statements)

Thousands of dollars                                                          1996         1995         1994
============================================================================================================
Revenues                                 United States                  $1,423,883   $1,438,459   $1,423,060
                                         Europe                            835,984      792,908      704,116
                                         Other                             509,889      481,158      432,285
                                         -------------------------------------------------------------------
                                         Total(A)                       $2,769,756   $2,712,525   $2,559,461
============================================================================================================
Area                                     United States                  $  349,560   $  341,277   $  264,117(B)
Operating                                Europe                            148,812      116,229       82,040(B)
Income                                   Other                              18,299       30,535       39,330(B)
                                         -------------------------------------------------------------------
                                         Total                             516,671      488,041      385,487
                                         Unallocated Expenses             (122,995)    (138,463)     (89,328)(C)
                                         -------------------------------------------------------------------
                                         Income Before Income Taxes     $  393,676   $  349,578   $  296,159
============================================================================================================
Identifiable                             United States                  $1,459,260   $1,466,376   $1,601,569
Assets                                   Europe                            649,206      673,546      667,467
                                         Other                             438,859      419,826      431,440
                                         -------------------------------------------------------------------
                                         Total                           2,547,325    2,559,748    2,700,476
                                         Corporate(D)                      342,427      439,757      459,057
                                         -------------------------------------------------------------------
                                         Total                          $2,889,752   $2,999,505   $3,159,533
============================================================================================================

          (A) Interarea revenues to affiliates amounted to $368,834 in 1996, $346,905 in 1995 and $350,207 in 1994. These revenues, which are principally from the United States, are eliminated in consolidation. Intersegment revenues are not material.
          (B) Includes $26,186 in the United States, $2,188 in Europe and $240 in Other, of the special charges as discussed in Note 4.
          (C) Net of a gain of $35,868 from the disposition of a corporate investment.
          (D) Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]

CONSOLIDATED STATEMENTS OF INCOME

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars, except per share amounts                        1996         1995         1994
====================================================================================================
Operations                  Revenues                            $2,769,756   $2,712,525   $2,559,461
                            Cost of products sold                1,429,177    1,436,358    1,399,634
                            Selling and administrative expense     755,110      735,316      660,072
                            Research and development expense       154,220      144,201      144,227
                            Special charges                             --           --       30,490
                            ------------------------------------------------------------------------
                            Total Operating Costs and Expenses   2,338,507    2,315,875    2,234,423
                            ------------------------------------------------------------------------
                            Operating Income                       431,249      396,650      325,038
                            Interest expense, net                  (37,409)     (42,833)     (47,624)
                            Other (expense) income, net               (164)      (4,239)      18,745
                            ------------------------------------------------------------------------
                            Income Before Income Taxes             393,676      349,578      296,159
                            ------------------------------------------------------------------------
                            Income tax provision                   110,229       97,882       68,985
                            ------------------------------------------------------------------------
                            Net Income                          $  283,447   $  251,696   $  227,174
====================================================================================================
Earnings
Per Share                   Earnings Per Share                       $2.11        $1.79   $     1.52
====================================================================================================

          See notes to consolidated financial statements

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]
CONSOLIDATED BALANCE SHEETS

Becton, Dickinson and Company
September 30

Thousands of dollars, except per share amounts                                              1996         1995
=============================================================================================================
Assets            Current Assets
                    Cash and equivalents                                             $   135,151   $  198,506
                    Short-term investments                                                29,949       41,495
                    Trade receivables, net                                               580,313      573,093
                    Inventories                                                          402,482      408,635
                    Prepaid expenses, deferred taxes and other                           128,946      105,789
                  -------------------------------------------------------------------------------------------
                       Total Current Assets                                            1,276,841    1,327,518
                  Investments in Marketable Securities                                    23,800       44,400
                  Property, Plant and Equipment, Net                                   1,244,148    1,281,031
                  Intangibles, Net                                                       175,865      181,501
                  Other                                                                  169,098      165,055
                  -------------------------------------------------------------------------------------------
                  Total Assets                                                       $ 2,889,752   $2,999,505
=============================================================================================================
Liabilities       Currrent Liabilities
                    Short-term debt                                                  $   227,424   $  205,799
                    Accounts payable                                                     128,046      124,155
                    Accrued expenses                                                     210,987      189,354
                    Income taxes                                                          62,377       64,337
                    Salaries, wages and related items                                    137,288      136,390
                  -------------------------------------------------------------------------------------------
                       Total Current Liabilities                                         766,122      720,035
                  Long-Term Debt                                                         468,223      557,594
                  Long-Term Employee Benefit Obligations                                 295,122      289,711
                  Deferred Income Taxes and Other                                         35,102       33,780
                  Commitments and Contingencies                                               --           --

Shareholders'     ESOP convertible preferred stock --
Equity              $1 par value: authorized -- 1,016,949 shares;
                    issued and outstanding -- 897,046 shares in
                    1996 and 927,338 shares in 1995                                       52,927       54,713
                  Common stock -- $1 par value:
                    authorized -- 320,000,000 shares;
                    issued -- 170,484,080 shares in 1996 and
                    170,698,092 shares in 1995                                           170,484      170,698
                  Capital in excess of par value                                          58,378       32,852
                  Cumulative currency translation adjustments                            (14,959)       6,767
                  Retained earnings                                                    2,160,279    1,946,636
                  Unearned ESOP compensation                                             (32,787)     (36,941)
                  Common shares in treasury -- at cost --
                    46,873,585 shares in 1996 and 40,547,380
                    shares in 1995                                                    (1,069,139)    (776,340)
                  -------------------------------------------------------------------------------------------
                       Total Shareholders' Equity                                      1,325,183    1,398,385
                  -------------------------------------------------------------------------------------------
                  Total Liabilities and Shareholders' Equity                         $ 2,889,752   $2,999,505
=============================================================================================================

                See notes to consolidated financial statements

                                         Cultivating Our Next Century of Success
                                                          [Artwork Appears Here]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars                                                           1996        1995        1994
===========================================================================================================
Operating                   Net income                                    $ 283,447   $ 251,696   $ 227,174
Activities                  Adjustments to net income to derive net cash
                            provided by operating activities:
                            Depreciation and amortization                   200,482     207,756     203,705
                            Special charges                                      --          --      30,490
                            Gain on sale of equity investment                    --          --     (35,868)
                            Deferred income taxes                           (13,497)    (13,540)    (31,418)
                            Change in:
                              Trade receivables                             (21,589)     21,930     (20,720)
                              Inventories                                   (10,141)     (7,866)     30,988
                              Prepaid expenses, deferred taxes and other    (20,581)     (6,218)      9,394
                              Accounts payable, income taxes
                               and other liabilities                         28,596      (2,609)     55,756
                            Other, net                                       13,726      21,049      10,048
                            -------------------------------------------------------------------------------
                            Net cash provided by operating activities       460,443     472,198     479,549
                            -------------------------------------------------------------------------------
Investing                   Capital expenditures                           (145,929)   (123,760)   (123,017)
Activities                  Proceeds from sale of equity investment              --      47,805      22,159
                            Acquisitions of businesses                      (16,501)     (3,839)    (12,750)
                            Proceeds from dispositions of businesses         38,027      79,479          --
                            Proceeds (purchases) of short-term
                              investments, net                                5,190      69,577      (6,031)
                            Proceeds from sales of long-term investments     29,208       6,926           8
                            Purchase of long-term investment                 (3,125)         --          --
                            Other, net                                      (16,736)    (20,240)    (12,809)
                            -------------------------------------------------------------------------------
                            Net cash (used for) provided by investing
                            activities                                     (109,866)     55,948    (132,440)
                            -------------------------------------------------------------------------------
Financing                   Change in short-term debt                        71,103     (12,680)    (51,063)
Activities                  Proceeds of long-term debt                           --     107,278      39,606
                            Payment of long-term debt                      (130,597)   (177,226)    (43,606)
                            Issuance of common stock                         35,366      19,789      30,865
                            Repurchase of common stock                     (325,874)   (299,723)   (210,285)
                            Dividends paid                                  (61,660)    (58,347)    (57,034)
                            -------------------------------------------------------------------------------
                            Net cash used for financing activities         (411,662)   (420,909)   (291,517)
                            -------------------------------------------------------------------------------
                            Effect of exchange rate changes on cash
                            and equivalents                                  (2,270)     (3,644)        195
                            -------------------------------------------------------------------------------
                            Net (decrease) increase in cash and
                            equivalents                                     (63,355)    103,593      55,787
                            -------------------------------------------------------------------------------
Opening Cash
and Equivalents                                                             198,506      94,913      39,126
                            -------------------------------------------------------------------------------
Closing Cash
and Equivalents                                                           $ 135,151   $ 198,506   $  94,913
===========================================================================================================

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

NOTE 1 - SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority owned subsidiaries after the elimination of intercompany transactions.

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

EARNINGS PER SHARE

Earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year, and related income amounts after adjustment for dividends on preferred shares. The weighted average number of shares used in the computations was 132,795,000 in 1996, 138,402,000 in 1995 and 146,666,000 in 1994, all of which reflect the two-for-one stock split, the shares for which were distributed in August 1996. Common equivalent shares relate to employee stock plans.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

NOTE 2 - EMPLOYEE STOCK OWNERSHIP PLAN
(ESOP)/SAVINGS PLAN

The Company has an Employee Stock Ownership Plan (ESOP) as part of its voluntary defined contribution plan (savings plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 3.2 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as unearned ESOP compensation.

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

Selected financial data pertaining to the ESOP/Savings Plan follow:

----------------------------------------------------
                            1996      1995      1994
----------------------------------------------------

Total expense of the
  savings plan          $  5,115  $  7,659  $  9,347

Compensation expense
  (included in total
  expense above)        $  2,693  $  5,080  $  6,543

Dividends on ESOP
  shares used for
  debt service          $  3,484  $  3,596  $  3,711

Number of preferred
  shares allocated
  at September 30        325,632   288,785   248,766
====================================================

The Company guarantees employees' contributions to the fixed income fund of the Savings Plan. The amount guaranteed was $90,452 at September 30, 1996.

NOTE 3 - BENEFIT PLANS

The Company and certain of its subsidiaries have defined benefit pension plans which cover a substantial number of its employees. The largest plan, covering most of the Company's domestic employees, is a "final average pay" plan.

A summary of the costs of the domestic defined benefit pension plans follows:

-------------------------------------------------------
                             1996       1995       1994
-------------------------------------------------------

Service cost: benefits
  earned during
  the year               $ 20,217   $ 16,884   $ 20,040

Interest cost on
  projected benefit
  obligation               29,204     27,312     28,641

Return on assets:
  Actual gain             (53,055)   (71,964)    (1,280)
  Deferred portion         18,014     42,790    (34,986)
-------------------------------------------------------
  Expected return         (35,041)   (29,174)   (36,266)

Special termination
  benefits                     --         --      3,498
-------------------------------------------------------
Net pension cost         $ 14,380   $ 15,022   $ 15,913
=======================================================

Rate assumptions used in accounting for the defined benefit plans were:

-------------------------------------------------------
                             1996       1995       1994
-------------------------------------------------------

Discount rate:
  End of year                7.75%      7.50%      8.00%
  Beginning of year          7.50       8.00       7.25

Rate of increase in
  compensation               5.25       5.25       5.25

Expected long-term
  rate of return
  on assets                 10.00      10.00      10.00
=======================================================

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at September 30, 1996 and 1995 for the Company's domestic defined benefit pension plans:

----------------------------------------------------------
                                            1996      1995
----------------------------------------------------------

Actuarial present value of
  benefit obligations:
Vested benefit obligation               $294,564  $287,637
==========================================================

Accumulated benefit obligation          $308,208  $301,700
==========================================================

Projected benefit obligation            $413,062  $406,888

Plan assets at fair value                385,468   352,510
==========================================================
Plan assets under projected
  benefit obligation                      27,594    54,378

Unrecognized net gain                     33,579     3,576

Unrecognized net asset at
  October 1, 1985, net of
  amortization                             2,427     3,033
----------------------------------------------------------
Net pension liability recognized
  in the consolidated balance sheets    $ 63,600  $ 60,987
==========================================================

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

     Postretirement benefit costs include the following components:

---------------------------------------------------------
                                 1996      1995      1994
---------------------------------------------------------

Service cost: benefits
  earned during
  the year                    $ 2,251   $ 2,108   $ 2,537

Interest cost on projected
  benefit obligation           10,925    10,860     9,671

Amortization of gain
  from plan amendments         (6,334)   (6,499)   (6,312)
---------------------------------------------------------
Postretirement
  benefit cost                $ 6,842   $ 6,469   $ 5,896
=========================================================

     The postretirement benefit plans other than pensions are not funded. The present value of the Company's obligation included in the consolidated balance sheets at September 30, 1996 and 1995 was as follows:

---------------------------------------------------------
                                          1996       1995
---------------------------------------------------------
Accumulated postretirement
  benefit obligation:

Retirees                              $113,377   $112,649

Fully eligible active participants      14,157     12,452

Other active participants               26,060     26,063
---------------------------------------------------------
  Total                                153,594    151,164

Unrecognized gain from plan
  amendments                            75,744     82,056

Unrecognized actuarial loss            (11,246)   (11,489)
---------------------------------------------------------
Accrued postretirement
  benefit liability                   $218,092   $221,731
=========================================================

     At September 30, 1996 and 1995, health care cost trends of 12% and 13%, respectively, pre-age 65 and 9% and 10%, respectively, post-age 65 were assumed. These rates were assumed to decrease gradually to an ultimate rate of 6% beginning in 2003 for pre-age 65 and 2000 for post-age 65. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at September 30, 1996 by $4,753 and the postretirement benefit cost for 1996 by $368. The discount rate used to estimate the postretirement benefit cost was 7.5% and 8.0%, in 1996 and 1995, respectively. The discount rate used to estimate the accumulated postretirement benefit obligation at September 30, 1996 and 1995 was 7.75% and 7.5%, respectively. In 1994, the Company made significant modifications to its U.S. postretirement benefit plans. These plan changes, which were effective for retirements after January 1, 1995, consisted primarily of retiree contributions and an inflation cap. The accumulated postretirement benefit obligation was reduced as a result of these changes. In accordance with Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, this reduction in the obligation is being amortized as a component of the postretirement benefit cost.

     The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, Employers' Accounting for Postemployment Benefits, for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Such actuarial gains and losses, if material, are amortized over future service periods.

---------------------------------------------------
                          1996       1995      1994
---------------------------------------------------
Postemployment
  benefit costs:       $12,200    $10,300    $7,100
===================================================

NOTE 4 - SPECIAL CHARGES

In 1994, the Company recorded special charges of $30,490, primarily to write off property, plant and equipment, inventories and other assets associated with exited product lines.

NOTE 5 - OTHER (EXPENSE) INCOME, NET

Other (expense), net in 1996 includes income of $8,216 from a net cash settlement received in connection with one of the Company's patents and foreign exchange losses, including hedging costs, of $8,127.

     Other (expense), net in 1995 includes a net cash settlement of $10,995 received in connection with a favorable arbitration ruling relating to one of the Company's patents offset by losses of $6,301 from the sale of the medical glove business and foreign exchange losses of $12,074.

     Other income, net in 1994 includes a gain of $35,868 from the disposition of a foreign investment offset by foreign exchange losses of $10,608.

NOTE 6 - INCOME TAXES

The provision for income taxes is composed of the following charges (benefits):

----------------------------------------------------------
                                1996       1995       1994
----------------------------------------------------------
Current:
     Domestic:
        Federal             $ 70,769   $ 53,388   $ 42,514
        State and local,
         including
         Puerto Rico          33,521     28,212     20,148
     Foreign                  19,436     29,822     37,741
----------------------------------------------------------
                             123,726    111,422    100,403
----------------------------------------------------------
Deferred:
     Domestic                (19,769)    (7,070)   (21,728)
     Foreign                   6,272     (6,470)    (9,690)
----------------------------------------------------------
                             (13,497)   (13,540)   (31,418)
----------------------------------------------------------
                            $110,229   $ 97,882   $ 68,985
==========================================================

     In accordance with SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1996 and 1995, net current deferred tax assets of $44,845 and $37,438, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $43,602 and $32,735, respectively, were included in Other non-current assets. Net non-current deferred tax liabilities of $8,274 and $8,761, respectively, were included in Deferred income taxes and other.

     Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1996, the cumulative amount of such undistributed earnings approximated $923,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

     Deferred income taxes at September 30 consisted of:

------------------------------------------------------------------------------------------------------------------------
                                             1996                           1995                           1994
------------------------------------------------------------------------------------------------------------------------
                                       Assets    Liabilities          Assets  Liabilities            Assets  Liabilities
------------------------------------------------------------------------------------------------------------------------
Compensation and benefits             $133,061   $        --         $128,676 $        --           $130,962 $        --
Property and equipment                      --       108,455               --     117,748                 --     126,539
Other                                   89,853        27,400           79,858      19,899             68,890      13,393
------------------------------------------------------------------------------------------------------------------------
                                       222,914       135,855          208,534     137,647            199,852     139,932
Valuation allowance                     (6,886)           --           (9,475)         --             (7,100)         --
------------------------------------------------------------------------------------------------------------------------
                                      $216,028      $135,855         $199,059    $137,647           $192,752    $139,932
========================================================================================================================

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

------------------------------------------------
                              1996   1995   1994
------------------------------------------------
Federal statutory tax rate    35.0%  35.0%  35.0%
State and local income
 taxes, net of federal
 tax benefit                   1.4    1.5     .7
Effect of foreign and
 Puerto Rican income          (4.2)  (6.0)  (8.4)
Foreign tax credits           (2.5)  (1.9)  (2.3)
Research tax credit            (.3)   (.2)   (.5)
Other, net                    (1.4)   (.4)  (1.2)
------------------------------------------------
                              28.0%  28.0%  23.3%
================================================

     The approximate dollar and per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were:
1996 -$17,700 and $.13; 1995 - $18,400 and $.13; and 1994 - $23,300 and $.16.
The tax holidays expire at various dates through 2010.

     The Company made income tax payments, net of refunds, of $126,236 in 1996, $132,650 in 1995 and $65,481 in 1994.

     The components of income before income taxes follow:

---------------------------------------------------
                           1996      1995      1994
---------------------------------------------------
Domestic, including
  Puerto Rico          $231,021  $218,695  $166,563
Foreign                 162,655   130,883   129,596
---------------------------------------------------
                       $393,676  $349,578  $296,159
===================================================

NOTE 7 - SUPPLEMENTAL BALANCE
SHEET INFORMATION

TRADE RECEIVABLES

Allowances for doubtful accounts and cash discounts netted against trade receivables were $28,056 and $25,046 at September 30, 1996 and 1995, respectively.

---------------------------------------
Inventories              1996      1995
---------------------------------------
Materials            $ 91,154  $ 87,116
Work in process        66,005    71,316
Finished products     245,323   250,203
---------------------------------------
                     $402,482  $408,635
=======================================

     Inventories valued under the LIFO method were $233,714 in 1996 and $205,608 in 1995. Inventories valued under the LIFO method would have been higher by approximately $33,700 in 1996 and $37,000 in 1995, if valued on a current cost basis.

-----------------------------------------------------------
Property, Plant and Equipment              1996        1995
-----------------------------------------------------------
Land                                 $   52,090  $   53,921
Buildings                               879,316     890,393
Machinery, equipment and fixtures     1,500,969   1,449,639
Leasehold improvements                   29,860      29,127
-----------------------------------------------------------
                                      2,462,235   2,423,080
Less allowances for depreciation
  and amortization                    1,218,087   1,142,049
-----------------------------------------------------------
                                     $1,244,148  $1,281,031
===========================================================


-----------------------------------------------------------
Intangibles                                1996        1995
-----------------------------------------------------------
Patents and other                    $  212,928  $  197,761
Goodwill                                139,676     134,736
-----------------------------------------------------------
                                        352,604     332,497
Less accumulated amortization           176,739     150,996
-----------------------------------------------------------
                                     $  175,865  $  181,501
===========================================================

NOTE 8 - DEBT

The components of short-term debt follow:
-------------------------------------------------------
                                         1996      1995
-------------------------------------------------------
Loans payable:
 Domestic                            $ 51,700  $ 31,400
 Foreign                               54,497   107,064
Current portion of long-term debt     121,227    67,335
-------------------------------------------------------
                                     $227,424  $205,799
=======================================================

     Domestic loans payable consist of commercial paper supported by committed lines of credit. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 4.9% and 3.7% at September 30, 1996 and 1995, respectively. At September 30, 1996 and 1995, the Company had domestic unused committed short-term lines of credit of $300,000 and $225,000, respectively, and domestic unused committed long-term lines of credit of $70,000 and $145,000, respectively. In addition, the Company had unused foreign lines of credit pursuant to informal arrangements of approximately $200,000 and $223,000 at September 30, 1996 and 1995, respectively.

     Subsequent to September 30, 1996, the Company entered into a $500,000 five year revolving credit facility with a group of banks. Restrictive covenants under this agreement include a minimum tangible net worth level. This agreement replaces the domestic committed short-term and long-term lines of credit.

     The components of long-term debt follow:

---------------------------------------------------------------
                                                 1996      1995
---------------------------------------------------------------
Domestic notes due through 2013
          (average year-end interest rate:
          5.4%)                              $109,691  $  9,188

Foreign notes due through 2011
          (average year-end interest rate:
          6.1%-1996; 6.4%-1995)                20,768    25,219

7.875%    Notes due
          December 15, 1996                        --   100,000

9.95%     Notes due March 15, 1999            100,000   100,000

8.80%     Notes due March 1, 2001             100,000   100,000

9.45%     Guaranteed ESOP Notes
          due through July 1, 2004             37,764    41,787

9.25%     Sinking Fund Debentures
          due through June 1, 2016                 --    81,400

8.70%     Debentures
          due January 15, 2025                100,000   100,000
---------------------------------------------------------------
                                             $468,223  $557,594
===============================================================

     In June 1996, the Company redeemed $66,400 principal amount of its outstanding 9.25% Sinking Fund Debentures at a price of 104.375% of the principal amount. The remaining $15,000 is included in current portion of long-term debt, reflecting the Company's intention to accelerate repayment under the terms of the issue.

     On October 11, 1996, the Company issued $100,000 of 6.90% notes due on October 1, 2006. The Company entered into an interest rate hedge agreement to protect itself from the impact of fluctuating interest rates during the period in which the sale of the notes was being arranged. The results of the interest rate hedge will be amortized over the life of the notes. The effective interest rate of the notes, including the results of the interest rate hedge and other financing costs, is 7.34%. The proceeds of the notes will be used to repay a portion of outstanding commercial paper which was classified as long-term debt at September 30, 1996.

     The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 1998 to 2001 are as follows: 1998 - $7,762; 1999 - $106,172; 2000- $6,447; 2001 - $106,905.

     The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

--------------------------------------------------
                            1996     1995     1994
--------------------------------------------------
Charged to operations    $54,162  $60,628  $62,472
Capitalized                5,368    4,064    5,946
--------------------------------------------------
                         $59,530  $64,692  $68,418
==================================================

     Interest paid, net of amounts capitalized, was $59,053 in 1996, $58,726 in 1995 and $63,670 in 1994.

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

     The estimated fair values of the Company's financial instruments at September 30, 1996 and 1995 were as follows:

----------------------------------------------------------------------------------------------
                                                               1996                1995
----------------------------------------------------------------------------------------------
                                                        Carrying    Fair    Carrying    Fair
                                                         Value     Value     Value     Value
----------------------------------------------------------------------------------------------
Assets:
  Investments in marketable securities (non-current)    $ 23,800  $ 23,518  $ 44,400  $ 43,509
  Forward exchange contracts (A)                           3,417     3,069     3,969     3,084
  Purchased currency options (B)                             170       166       360       311
  Interest rate cap                                           --        --        --        13
Liabilities:
  Long-term debt                                        $468,223  $493,402  $557,594  $604,537
  Interest rate swaps                                        135       921        55     1,155
  Rate hedge agreement                                        --       807        --        --
==============================================================================================

(A) Included in Prepaid expenses, deferred taxes and other and Accrued expenses.
(B)  Included in Prepaid expenses, deferred taxes and other.


OFF-BALANCE SHEET RISK

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged substantially all of these exposures by entering into forward exchange contracts and purchased currency options for the future purchase and sale of foreign currencies. Gains and losses related to these hedges are recognized in income as part of, and concurrent with, the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

     At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and purchased currency options were as follows:

------------------------------------------------------------
                                            1996        1995
------------------------------------------------------------
Forward exchange contracts               $787,521   $738,541
Purchased currency options:
 Colombian peso put, U.S. dollar call    $  2,300   $     --
 German mark put, U.S. dollar call             --      5,000
 Brazilian real put, U.S. dollar call      15,000      7,000
 Italian lira put, German mark call            --     11,021
 Mexican peso call, U.S. dollar put        12,000         --
============================================================

     At September 30, 1996, $612,961 of the forward exchange contracts mature within 90 days and $174,560 at various other dates in fiscal 1997. The purchased currency options at September 30, 1996 expire within 180 days.

     Significant forward exchange contracts and the purchased currency options which represent hedges of currency transaction exposures at September 30, 1996 were as follows:

-------------------------------------------------------------------
                                U.S. Dollar Equivalents
-------------------------------------------------------------------
                            September 30, 1996
------------------------------------------------------
                                             Currency     Average
                                           Transaction   Contracts
                                Notional  Exposure-Asset   During
                                 Amount    (Liability)  Fiscal 1996
-------------------------------------------------------------------
Commitments to sell
 foreign currencies:
   French francs                $101,762     $ 101,762   $ 91,157
   Italian lire                   67,297        67,297     61,696
   Spanish pesetas                45,541        47,221     44,011
   Japanese yen                   63,966        63,966     46,661
   German marks                   18,482        18,482     19,286
Commitments to purchase
 foreign currencies:
   Irish pounds                 $248,275     $(248,275)  $226,410
   Singapore dollars              70,804       (70,804)    65,961
   Mexican pesos                  12,000       (12,000)        --
===================================================================

     At September 30, 1996, the Company had offsetting foreign exchange contracts with notional amounts totaling $51,973. The contracts hedged intercompany transactions which were settled prior to September 30, 1996. The carrying values of these contracts at September 30, 1996 were not material.

     Significant forward exchange contracts which represented hedges of currency transaction exposures at September 30, 1995 were as follows:

--------------------------------------------------------------------
                                  U.S. Dollar Equivalents
--------------------------------------------------------------------
                              September 30, 1995
----------------------------------------------------
                                           Currency        Average
                                         Transaction      Contracts
                           Notional     Exposure-Asset     During
                            Amount       (Liability)     Fiscal 1995
--------------------------------------------------------------------
Commitments to sell
 foreign currencies:
  French francs            $ 78,809        $  80,214      $ 81,256
  Italian lire               58,386           59,073        56,253
  Belgian francs             22,653           22,653        44,996
  Spanish pesetas            46,952           46,952        45,245
  British pounds             17,035           17,035        21,579
  Japanese yen               43,704           43,733        14,427
  German marks               20,073           20,375         9,223
Commitments to purchase
 foreign currencies:
  Irish pounds             $219,361        $(221,428)     $195,862
  Singapore dollars          72,881          (72,881)       56,911
  Japanese yen               18,669          (18,669)        8,443
  Belgian francs             10,811          (11,986)       19,555
  German marks               34,914          (34,914)       19,554
  Canadian dollars           14,859          (15,535)        5,418
====================================================================

     The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.

     The Company enters into interest rate swap and interest rate cap agreements in order to reduce the impact of fluctuating interest rates on its foreign currency short-term floating rate debt and investments outside the U.S. At September 30, 1996 and 1995, the Company had foreign interest rate swap agreements, with maturities at various dates through 1998. Under these agreements the Company agrees with other parties to pay and receive, at specified intervals, fixed rate payments in exchange for variable rate payments, calculated on an agreed-upon notional amount.

-------------------------------------------------------
                           Notional
                            Amount              Average
                         U.S. Dollar  Fixed    Variable
                          Equivalent   Rate      Rate
-------------------------------------------------------
Interest Rate Swaps:

September 30, 1996

 French francs              $19,369   4.63%      4.18%
 Japanese yen                 7,628   2.48       0.58
 Japanese yen                 4,487   2.61       0.59
 Japanese yen                 8,974   2.61       0.58
 Japanese yen                 3,590   1.87       0.63
 Japanese yen                 8,077   1.74       0.64
 Japanese yen                 7,628   2.44       0.58
 Italian lire                13,123   8.29       8.63
 Irish pounds                32,070   6.64       5.81

September 30, 1995

 French francs              $20,312   5.00%      6.39%
 Japanese yen                 8,521   2.48       1.11
 Japanese yen                 5,013   2.61       1.83
 Japanese yen                10,025   2.61       1.84
 Japanese yen                 4,010   1.87       1.23
 Japanese yen                 9,023   1.74       1.05
 Japanese yen                 8,521   2.44       1.19
=======================================================

     September 30, 1996 and 1995, the Company had a foreign interest rate cap agreement with a notional U.S. dollar equivalent amount of $8,077 and $9,023, respectively, which limits the potential interest rate fluctuations on a portion of the Company's Japanese yen denominated short-term debt. This agreement effectively entitles the Company to receive from a financial institution the amount, if any, by which the Company's interest payments on $8,077 of its floating rate yen denominated short-term debt exceed 2%. The cap expires in May 1997.

CONCENTRATION OF CREDIT RISK

Substantially all of the Company's trade receivables are due from entities in the health care industry. Due to the large number and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. The Company minimizes exposure to such risk, however, by dealing only with major international banks and financial institutions.

NOTE 10 - SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------------
                                     Series B,
                                       ESOP
                                    Preferred    Common    Capital in                  Unearned          Treasury Stock
                                      Stock       Stock     Excess of    Retained        ESOP       --------------------------
                                      Issued     Issued     Par Value    Earnings    Compensation      Shares        Amount
------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1993            $58,108   $170,698      $19,605   $1,581,196       $(45,249)  (21,244,860)  $  (305,357)
 Net income                                                                227,174
 Cash dividends:
   Common ($.37 per share)                                                 (53,292)
   Preferred ($3.835 per share),
     net of tax benefits                                                    (2,718)
 Common stock issued for
   employee stock plans, net                                    6,355                                 1,748,618        23,160
 Repurchase of common stock                                                                         (10,719,200)     (210,285)
 Reduction in unearned ESOP
   compensation for the year                                                                4,153
 Adjustment for redemption
   provisions and other                (1,777)                    291                                    73,180         1,059
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994          56,331    170,698       26,251    1,752,360        (41,096)  (30,142,262)     (491,423)
 Net income                                                                251,696
 Cash dividends:
   Common ($.41 per share)                                                 (54,725)
   Preferred ($3.835 per share),
     net of tax benefits                                                    (2,695)
 Common stock issued for
   employee stock plans, net                                    6,251                                 1,047,936        13,538
 Repurchase of common stock                                                                         (11,540,800)     (299,723)
 Reduction in unearned ESOP
   compensation for the year                                                                4,155
 Adjustment for redemption
   provisions and other                (1,618)                    350                                    87,746         1,268
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995          54,713    170,698       32,852    1,946,636        (36,941)  (40,547,380)     (776,340)
 Net income                                                                283,447
 Cash dividends:
   Common ($.46 per share)                                                 (58,147)
   Preferred ($3.835 per share),
     net of tax benefits                                                    (2,675)
 Common stock issued for:
   Employee stock plans, net                                   17,164                                 1,456,040        18,202
   Business acquisition                                         8,077                                   331,734         4,176
 Repurchase of common stock                                                                          (8,424,907)     (325,874)
 Retirement of common stock                         (214)        (101)      (8,982)                     214,012         9,297
 Reduction in unearned ESOP
   compensation for the year                                                                4,154
 Adjustment for redemption
   provisions and other                (1,786)                    386                                    96,916         1,400
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996         $52,927   $170,484      $58,378   $2,160,279       $(32,787)  (46,873,585)  $(1,069,139)
==============================================================================================================================

     On July 23, 1996, the Board of Directors authorized a two-for-one stock split, the shares for which were distributed on August 15, 1996 to shareholders of record on August 5, 1996. All share and per share data in the Annual Report have been restated to reflect the split, and the amounts of Common stock and Capital in excess of par value have been adjusted for all periods presented.

     The excess of cost over par value of common stock retirements is charged proportionally to Capital in excess of par value and Retained earnings.

CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature (net of allocated income taxes), are included in the cumulative currency translation adjustment account in Shareholders' Equity. The following is an analysis of the account:

--------------------------------------------------------
                              1996       1995      1994
--------------------------------------------------------
Balance at October 1      $  6,767   $ 8,573   $(22,048)
Translation adjustment     (21,726)   (1,587)    37,900
Disposition of foreign
 investment                     --        --     (6,348)
Allocated income taxes          --      (219)      (931)
--------------------------------------------------------
Balance at
 September 30             $(14,959)  $ 6,767   $  8,573
========================================================

PREFERRED STOCK PURCHASE RIGHTS

In November 1995, the Board of Directors adopted a new shareholder rights plan (the "New Plan") to replace the original rights plan upon its expiration in April 1996. In accordance with the New Plan, after giving effect to the August 1996 two-for-one stock split, each certificate representing a share of outstanding common stock of the Company also represents one-half of a Preferred Stock Purchase Right (a "Right"). Each whole Right will entitle the registered holder to purchase from the Company one two-hundredth of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $270. The Rights, however, will not become exercisable unless and until, among other things, any third party acquires 20% or more of the outstanding stock. The new Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which has been issued.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

Rental expense for all operating leases amounted to $52,000 in 1996, $53,000 in 1995 and $49,900 in 1994. Future minimum rental commitments on non-cancelable leases are as follows: 1997 - $32,700; 1998 - $25,900; 1999 - $19,600; 2000 -
$15,500; 2001 - $13,000 and an aggregate of $26,400 thereafter.

     As of September 30, 1996, the Company had entered into certain commitments for future capital expenditures aggregating approximately $28,000 which will be expended over the next several years.

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

NOTE 12 - STOCK PLANS

STOCK OPTION PLANS
The Company has stock option plans under which key employees have been granted options to purchase shares of the Company's common stock at the fair market value at the time of the grant. The 1990 Stock Option Plan, adopted in 1991, made available 8,000,000 shares of the Company's common stock for the granting of options, almost all of which have been granted. The 1995 Stock Option Plan, adopted in 1995, made available an additional 12,000,000 shares of the Company's common stock for the granting of options. Both the 1995 and 1990 Plans have a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period. There was no such compensation expense in 1996 or 1994. In 1995 such compensation expense amounted to $1,961.

     Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of election and the option price. This difference would be recorded as compensation expense over the vesting period.

A summary of changes in outstanding options is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                      1996                              1995                              1994
----------------------------------------------------------------------------------------------------------------------------------
                             Shares          Price Range       Shares          Price Range       Shares          Price Range
----------------------------------------------------------------------------------------------------------------------------------
Balance at October 1       11,830,092    $13.05   -  $25.10  10,161,918     $ 6.34  -  $20.05   9,344,088    $ 4.21   -  $19.75
 Granted                    3,285,684     37.66   -   41.82   2,817,636      23.31  -   25.10   2,516,740     17.28   -   20.05
   Exercised               (1,395,540)    13.44   -   25.10    (976,742)      6.34  -   25.10  (1,512,700)     4.21   -   20.05
   Canceled                  (194,524)    17.28   -   40.07    (172,720)      6.34  -   25.10    (186,210)     4.21   -   19.39
----------------------------------------------------------------------------------------------------------------------------------
Balance at
 September 30              13,525,712    $13.05   -  $41.82  11,830,092     $13.05  -  $25.10  10,161,918    $ 6.34   -  $20.05
==================================================================================================================================
Exercisable at
 September 30              10,937,251                         8,778,116                         7,100,934
==================================================================================================================================
Available for grant at:
 October 1, 1995           11,422,976
 September 30, 1996         8,331,816
==================================================================================================================================

    Options outstanding as of September 30, 1996 expire at various times from June 1997 through July 2006.

OTHER STOCK PLANS

The Company has a compensatory Stock Award Plan which provides for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant, the remainder is distributable in five equal annual installments. During 1996, 80,232 shares were distributed. No awards were granted in 1996 and 1995. Awards for 117,170 shares (net of cancellations) were granted in 1994. At September 30, 1996, 1,459,040 shares were reserved for future issuance, of which awards for 408,346 shares have been granted.

     The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 150,000 shares of the Company's common stock. Restricted shares of 4,970, 7,550 and 30,458 were issued in 1996, 1995 and 1994, respectively, in accordance with the provisions of the plan.

NOTE 13 - BUSINESS SEGMENT DATA

The Company's operations are composed of two business segments, Medical Supplies and Devices and Diagnostic Systems.

MEDICAL SUPPLIES AND DEVICES
The major products in this segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, vascular access products and specialty and surgical blades. The Medical Supplies and Devices segment also includes specialty needles, drug infusion systems, disposable scrubs, elastic support products and thermometers. Distribution of these products is both through distributors and directly to hospitals, laboratories and other end users.

DIAGNOSTIC SYSTEMS
The major products in this segment are manual and instrumented microbiology products, sample collection products, flow cytometry systems for cellular analysis, tissue culture labware, hematology instruments and other diagnostic systems, including immunodiagnostic test kits. Distribution of these products is both through distributors and directly to hospitals, laboratories and other end users.

     Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 1996, 13% of revenues in 1995 and 12% of revenues in 1994, and were from both the Diagnostic Systems and Medical Supplies and Devices segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

     The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico; Europe; and Other, which is composed of Canada, Latin America, Japan and Asia-Pacific.

     Segment and geographic area operating income represent revenues reduced by product costs and operating expenses. Unallocated expenses include costs related to management of corporate assets, foreign exchange and interest expense, net.

     Financial information with respect to business segment and geographic data for the years ended September 30, 1996, 1995 and 1994 is presented on pages 30 and 31 and is considered to be an integral part of the notes to the consolidated financial statements.

QUARTERLY DATA (UNAUDITED)
Thousands of dollars, except per share amounts

----------------------------------------------------------------------------
1996                        1st       2nd       3rd       4th        Year
----------------------------------------------------------------------------
Revenues                  $639,935  $705,725  $692,945  $731,151  $2,769,756
Gross Profit               291,189   337,016   341,094   371,280   1,340,579
Net Income                  44,522    74,790    77,167    86,968     283,447
Earnings Per Share (A)         .32       .55       .58       .66        2.11
----------------------------------------------------------------------------
1995                           1st       2nd       3rd       4th        Year
----------------------------------------------------------------------------
Revenues                  $593,476  $692,839  $704,096  $722,114  $2,712,525
Gross Profit               266,411   322,602   325,677   361,477   1,276,167
Net Income                  33,544    64,929    66,650    86,573     251,696
Earnings Per Share (A)         .23       .46       .47       .63        1.79
============================================================================

(A)  Restated to reflect 1996 two-for-one stock split.

Common Stock Prices and Dividends

----------------------------------------------
1996 by Quarter     High      Low    Dividends
==============================================
First              $38      $31 1/8   $.11 1/2
Second              44 5/8   36 7/8    .11 1/2
Third               42 3/4   37 1/2    .11 1/2
Fourth              44 7/8   35 3/8    .11 1/2
----------------------------------------------
1995 by Quarter       High      Low  Dividends
----------------------------------------------
First              $25      $22 5/8   $.10 1/4
Second              28 5/8   24        .10 1/4
Third               29 7/8   27        .10 1/4
Fourth              31 3/4   27 7/8    .10 1/4
==============================================
Data for both years have been restated to reflect the two-for-one stock split, the shares for which were distributed in August 1996.


Corporate Data

Annual Meeting
2:30 p.m.
Tuesday, February 11, 1997
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Dividend Reinvestment
The Becton Dickinson Dividend Reinvestment Plan offers shareholders an opportunity to purchase additional shares, commission-free, through automatic dividend reinvestment and/or optional cash investments. Additional information may be obtained by writing to First Chicago Trust Company of New York, Dividend Reinvestment Plan, Becton Dickinson, P.O. Box 2598, Jersey City, NJ 07303-2598.

Independent Auditors
Ernst & Young LLP
433 Hackensack Avenue
Hackensack, NJ 07601-6371
Phone: 201-343-4095

Transfer Agent
and Registrar
First Chicago Trust Company
  of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: fctc@em.fcnbd.com
Internet: http://www.fctc.com

Shareholder Information
Shareholders may receive, without charge, a copy of the company's 1996 Annual Report to the Securities and Exchange Commission on Form 10-K by contacting:

Investor Relations
Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845

NYSE Symbol             [LOGO]
BDX

The trademarks indicated by CAPITAL LETTERS are the property of, licensed to, promoted or distributed by Becton Dickinson and Company, its subsidiaries or related companies.



Cover illustration adapted from FROM FLOWER TO FRUIT.
(C) 1984 by Anne Ophelia Dowden.
Reprinted by permission of Houghton Mifflin Company.
All rights reserved.

                                                                              51