Form 10-K, Exhibit 13
period 1997-09-30
BECTON DICKINSON & CO
filed 1997-12-16
CIK 10795

                                                                      EXHIBIT 13

FINANCIAL TABLE OF CONTENTS

21  Financial Review
29  Six-Year Summary of Selected Financial Data
30  Summary by Business Segment
31  Summary by Geographic Area
32  Report of Management
33  Report of Ernst & Young LLP, Independent Auditors
34  Consolidated Statements of Income
35  Consolidated Balance Sheets
36  Consolidated Statements of Cash Flows
37  Notes to Consolidated Financial Statements


FINANCIAL REVIEW

Becton Dickinson is a medical technology company that manufactures and sells a broad range of medical supplies and devices and diagnostic systems for use by health care professionals, medical research institutions and the general public. The Company focuses strategically on achieving growth in two worldwide business segments -- the Medical Supplies and Devices Segment ("Medical") and the Diagnostic Systems Segment ("Diagnostic"). The Company's financial results and the operating performance of the segments are discussed below.

  Acquisitions

     In the third quarter of 1997, the Company completed acquisitions of PharMingen, a manufacturer of reagents for biomedical research, and Difco Laboratories Incorporated ("Difco"), a manufacturer of microbiology media and supplies, for an aggregate amount of $187 million, net of cash acquired. The Company recorded a $15 million charge for purchased in-process research and development in connection with these acquisitions. The aggregate net revenues of these companies for fiscal years 1997 and 1996 were approximately $117 million and $103 million, respectively. Included in the Company's 1997 worldwide revenues was $43 million related to these companies. The Company continues to seek new strategic alliances and acquisitions that complement its existing businesses and geographic presence, as well as contribute to the acceleration of revenue growth.

  Revenues and Earnings

     Worldwide revenues rose 1.5% to $2.8 billion. Excluding the estimated unfavorable impact of foreign currency translation of 3%, and the net impact of acquisitions and divestitures, the resulting underlying growth rate was 5%. This growth rate resulted primarily from volume increases and an improved product mix in both segments. Price increases have been limited as a result of health care cost containment pressures in the United States and abroad, as well as increased competition in certain product lines.

     Health care cost containment remains an important factor in many of the markets served by the Company. By improving manufacturing productivity and leveraging the Company's worldwide presence and capabilities, the Company's cost to serve its customers has continued to decline. Health care providers have increasingly demonstrated their preference to enter into comprehensive arrangements with the Company to take full advantage of technology and marketing incentives. Although such arrangements typically result in short-term pricing pressures, they can also result in longer-term increases in volume, as well as standardized buying practices that can contribute to manufacturing and administrative efficiencies. On balance, these arrangements should benefit the Company.

     Medical revenues of $1.5 billion were about the same as last year. Excluding the estimated impact of unfavorable foreign currency translation of 3% and the decrease in revenues related to divested non-core product lines, Medical revenues increased 7%. Revenue growth was led by market share gains for infusion therapy products and increased sales of prefillable syringes to pharmaceutical companies.

     Medical operating income of $350 million increased 2% over 1996. Excluding the estimated unfavorable effects of business divestitures and foreign currency translation, Medical operating income increased 9%. This performance was primarily due to revenue growth, improved sales mix and manufacturing productivity.

     Diagnostic revenues of $1.3 billion increased 3%. The incremental revenues related to acquisitions were offset by the estimated impact of unfavorable foreign currency translation of 4%. Growth in sample collection revenues was strong, reflecting continued conversion of markets outside the United States to safer and more convenient products and techniques. FACS brand flow cytometry systems also continued to exhibit strong sales growth. The addition of PharMingen to its flow cytometry business provided the Company with a broader array of higher growth cell analysis products. These products are used by researchers and clinicians working with immunological diseases and cancer. Although revenues of infectious disease products increased as a result of the Difco acquisition, revenue growth of these products continues to be affected by cost containment in infectious disease testing. The acquisition of Difco provides a platform for further expansion into the higher growth industrial segment of the market for dehydrated culture media and prepared plated media.

     Diagnostic operating income of $195 million increased 11% over 1996. Excluding the impact of acquisitions, including related charges of $15 million for purchased in-process research and development, and the estimated impact of unfavorable foreign currency translation, Diagnostic operating income increased 29%. This strong performance reflects an improved sales mix and operating expense productivity programs in the United States and Europe.

     On a geographical basis, revenues outside the United States of $1.3 billion declined 2%. Excluding the estimated impact of unfavorable foreign currency translation of 6% and the net impact of divestitures and acquisitions, the resulting underlying growth rate was 7%. Double-digit increases were achieved in sales of prefillable syringes to pharmaceutical companies, sample collection devices and diabetes health care products. The Asia-Pacific region, including China and India where the Company recently completed manufacturing facilities, continued to be the Company's area of fastest revenue growth.

     Revenues in the United States were $1.5 billion, an increase of 4%. The incremental revenues related to acquisitions were offset by the impact of divestitures. Sales of infusion therapy products were particularly strong, reflecting market share gains and sales of new products. As mentioned earlier, sales of infectious disease products continued to be negatively affected by the effects of cost containment on such testing.

     Gross profit margin rose sharply to 49.7%, compared with 48.4% last year, reflecting the Company's continued success in improving manufacturing efficiency as well as a more profitable mix of products sold.

     Selling and administrative expense of $766 million was 27.3% of revenues, the same percentage as in 1996. Aggregate expenses were slightly higher, reflecting increased investment in new international markets and new strategic initiatives, partially offset by savings achieved through the Company's productivity improvements.

     Investment in research and development increased to $181 million, or 6.4% of revenues. Excluding the $15 million of charges for purchased in-process research and development referred to above, research and development was 5.9% of revenues, as compared with 5.6% in 1996. This spending included additional funding for new blood collection and infusion therapy safety products, and emerging new platforms, such as next generation products for blood glucose monitoring, to support the Company's efforts to accelerate its rate of sales growth. Excluding acquisitions, sales of new products introduced in the last five years represented 12% and 17% of revenues in 1997 and 1996, respectively.

     Operating income in 1997 was $451 million, an increase of 4.5%. Excluding the estimated impact of unfavorable foreign currency translation and the net impact of divestitures and acquisitions, including related charges of $15 million for purchased in-process research and development, operating income increased 17%, primarily from improved gross profit margin. The Company's operating margin improved to 16.0% of revenues compared with 15.6% in 1996.

     Net interest expense of $39 million in 1997 was $2 million higher than in 1996, primarily due to the financing of operations in Mexico and Brazil, which was partially offset by an increase in capitalized interest.

     "Other income (expense), net" in 1997, included $8 million of gains from the disposition of non-core business lines and a gain of $6 million on the sale of an investment. Also included were foreign exchange losses of $5 million, including hedging costs.

     The effective tax rate in 1997 was 29% as compared with 28% in 1996, principally due to the lack of a tax benefit associated with the $15 million of purchased in-process research and development charges recorded in 1997, as discussed earlier, which was partially offset by a slight improvement in the mix in income among tax jurisdictions.

     Net income was $300 million, an increase of 6% over $283 million in 1996. Earnings per share were $2.30, an increase of 9% over $2.11 in 1996. The purchased in-process research and development charges recorded in 1997 decreased earnings per share by $.11, and the estimated impact of unfavorable foreign currency translation was $.17 per share. Adjusting for these two items, earnings per share grew 22% over last year.

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation," the net monetary assets ($16 million and $9 million at September 30, 1997 and 1996, respectively) of the Company's Brazilian subsidiary, whose functional currency is the U.S. dollar, were translated at current exchange rates, with the related translation gains and losses included in net earnings. During the year, the Brazilian three-year cumulative inflation rate fell below 100%. The Company is currently assessing the appropriateness of continuing to consider its Brazilian business to be operating in a highly inflationary economy. Effective January 1, 1997, the Company also considered its Mexican business to be operating in a highly inflationary economy. The net monetary assets of the Company's Mexican subsidiary at January 1, 1997 and September 30, 1997, were $30 million and $45 million, respectively.

     The net assets of foreign operations, whose functional currencies are the local currencies, are translated at current exchange rates. The Company generally does not hedge these translation exposures since such amounts are recorded as cumulative currency translation adjustments, a separate component of shareholders' equity, and do not affect reported earnings or current cash flow. The net assets of these foreign operations were $849 million and $907 million at September 30, 1997 and 1996, respectively. This decline is attributable primarily to the exclusion of Mexico at September 30, 1997, as a result of the change in functional currency, as discussed earlier.

     The Company has certain receivables, payables and short-term borrowings, denominated in currencies other than the functional currencies of the Company and its subsidiaries, which create foreign exchange risk. The Company utilizes simple derivative instruments to manage its foreign exchange and interest rate risks. These instruments are selectively employed solely to hedge exposures in those instances in which their use reduces the volatility of the impact of foreign exchange or interest rate movements. At September 30, 1997, the Company had the following significant foreign exchange instruments:

(Dollar Amounts in Thousands)

                                             U.S.$            Forward
                          Local             Amount           Contract           Fair        Maturity
Forward Contracts         Currency         Buy (Sell)     Rate Per U.S.$        Value         Date
                        ------------------------------------------------------------------------------
     Non-U.S. Dollar
     Functional
     Currency:          Japanese Yen       $ 39,383         JPY  113.92       $ 2,234         10/24/97
                        Japanese Yen         19,422         JPY  118.58           189         12/22/97
                        Italian Lira         28,385         ITL 1779.12          (842)        10/24/97
                        French Franc         25,974         FRF    6.13          (921)        10/24/97
                        French Franc         15,063         FRF    5.91            39         10/24/97
                        Spanish Peseta       15,476         ESP  150.41          (129)        10/24/97
                        Spanish Peseta       10,608         ESP  135.05           988         01/28/98
                        Irish Pound         (43,660)        IEP    0.67          (918)        10/24/97
                        Irish Pound         (74,170)        IEP    0.68        (1,231)        11/25/97
                        Irish Pound         (19,150)        IEP    0.68          (285)        12/22/97
                        Irish Pound         (38,201)        IEP    0.66        (1,719)        01/23/98
                        Irish Pound         (29,699)        IEP    0.67          (729)        09/18/98
                        Singapore Dollar    (53,646)        SGD    1.47        (2,008)        10/24/97
                        Australian Dollar     6,560         AUD    1.39           (64)        12/19/97
                        Swiss Franc          (6,829)        CHF    1.45            40         12/22/97

     U.S. Dollar
     Functional
     Currency:          British Pound     $ 19,000          GBP    0.62       $   (45)        10/30/97
                        Italian Lira        17,600          ITL 1724.40           (22)        10/30/97
                        Japanese Yen        10,000          JPY  120.00            (3)        10/30/97
                        German Mark          9,000          DEM    1.76            (6)        10/30/97
                        Australian Dollar    5,800          AUD    1.38            (5)        10/30/97
                        Canadian Dollar      5,000          CAD    1.38            (3)        10/30/97
                        Irish Pound        (18,600)         IEP    0.69             8         10/30/97
                        French Franc        (6,300)         FRF    5.91             7         10/30/97

                                             U.S.$            Forward
Forward Cross           Local                Contract         Contract          Fair            Maturity
Rate Contracts          Currency             Amount           Cross Rate        Value           Date
                        --------------------------------------------------------------------------------
                        Buy Irish Pound/     $ 11,462         IEP 8.77/FRF      $(185)          10/24/97
                         Sell French Franc

                        Buy Irish Pound/       11,054         ESP 215.30/IEP       21           01/26/98
                         Sell Spanish Peseta

                        Buy Irish Pound/       16,722         IEP 2557.25/ITL    (169)          01/22/99
                         Sell Italian Lira

                        Buy Belgian Franc/      6,817         FRF .16/BEF          (3)          10/24/97
                         Sell French Franc

Purchased                                      U.S.$            Option Strike
Currency                Local                  Amount           Price Per         Fair            Maturity
Options                 Currency               Buy (Sell)       U.S. $            Value           Date
                        ----------------------------------------------------------------------------------
U.S. Dollar
Functional
Currency:               New Mexican Peso Put/  $39,000          NMP 7.88           $ 49           10/10/97
                        U.S.$ Call
Non-U.S. Dollar
Functional
Currency:               Colombian Peso Put/      4,000          COP 1193.16         184           10/24/97
                        U.S.$ Call

     The Company enters into interest rate swap agreements in order to reduce the impact of fluctuating interest rates on its foreign currency short-term floating rate third party and intercompany debt and investments outside the United States. Under these agreements, the Company agrees with other parties to pay or receive fixed rate payments, generally on an annual basis, in exchange for paying or receiving variable rate payments, generally on a quarterly basis, calculated on an agreed-upon notional amount. At September 30, 1997, the Company had the following interest rate swap agreements:

                        Notional Amount             Variable
                        U.S. Dollar       Fixed     Rate At     Fair     Maturity
Interest Rate Swaps     Equivalent        Rate      Year End    Value     Date
                       -----------------------------------------------------------
French Franc           $16,910            4.63%     3.40%       $(106)    01/17/98
Japanese Yen             7,057            2.48%     0.64%         (80)    05/08/98
Japanese Yen             7,057            2.44%     0.59%        (102)    05/10/98
Japanese Yen             3,321            1.87%     0.58%         (36)    05/30/98
Italian Lira            11,622            8.29%     6.90%        (590)    07/23/99
Irish Pound             29,130            6.64%     6.25%         642     08/23/99
Irish Pound             29,130            5.92%     6.25%         304     10/22/99
Irish Pound             29,130            6.27%     6.16%         430     12/20/99

     At September 30, 1997, the Company's Brazilian subsidiary entered into an agreement under which it will pay interest of 21.05% per annum in local currency on the Brazilian Real equivalent of a notional amount of $21.8 million and receive the Brazilian Real equivalent of 8.65% per annum on the notional amount, plus an amount equal to the currency devaluation for the period. This agreement, which matures on February 2, 1998, was entered into to protect the Company from a devaluation of the Brazilian Real versus the U.S. dollar. The fair value of this instrument approximated the carrying value of zero at September 30, 1997.

     For further discussion of derivative instruments, see Notes 1 and 9 of the Notes to Consolidated Financial Statements.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This Statement specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The Company is required to adopt the provisions of SFAS No. 128 for the quarter ending December 31, 1997. The principal difference between the provisions of SFAS No. 128 and previous authoritative pronouncements is related to the exclusion of common stock equivalents in the determination of Basic Earnings Per Share and the market price at which common stock equivalents are calculated in the determination of Diluted Earnings Per Share. For further discussion, see Note 1 of the Notes to Consolidated Financial Statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is required to adopt the provisions of these Statements no later than its 1999 fiscal year. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a primary financial statement. The Company is currently evaluating the reporting formats recommended under this Statement. SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. The Company continues to evaluate the provisions of SFAS No. 131 and, upon adoption, different operating segments may be reported by the Company.

     As the end of the twentieth century approaches, many companies are faced with adapting their existing computer systems to accommodate the year 2000. The Company is currently evaluating alternatives for modifying or replacing existing software to address issues presented by the year 2000 and does not expect the incremental costs associated with these issues to have a material impact on the Company's results of operations, financial condition or cash flows.

  Financial Condition

     Cash provided by operations continued to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1997, net cash provided by operating activities was $443 million, compared with $460 million in 1996.

     Capital expenditures were $170 million in 1997, compared with $146 million in the prior year. Medical capital spending, which totaled $106 million in 1997, included the acquisition of equipment for the ongoing expansion of the prefillable syringe, diabetes health care and hypodermic businesses. In addition, funds were expended to complete a new manufacturing facility in China, which began producing hypodermic syringes, intravenous catheters and anesthesia needles during the year. Also, work continued on a new manufacturing facility in India, which initially will produce products for diabetes health care. Funds also were expended to support global manufacturing productivity improvement programs. Diagnostic capital spending, which totaled $50 million in 1997, included the acquisition of additional equipment by the sample collection business for the new SAFETY-LOK blood collection set. Funds also were expended to increase the capacity of the Company's warehouse in Japan and for the acquisition of equipment to support capacity expansion and cost reduction programs, primarily in the sample collection, infectious disease diagnostics and flow cytometry businesses. Funds expended outside of the above segments included the upgrade of information technology and telecommunication systems in the United States. The Company expects capital expenditures in 1998 to be somewhat higher than in 1997.

     The Company expended $201 million, net of cash acquired, for business acquisitions. Business divestitures in 1997 resulted in cash proceeds of $24 million. The divested operations included an infusion systems business and a small product line related to the Company's microbiology business. The Company intends to use substantial amounts of excess cash that is expected to be generated over the next several years to pursue strategic alliances and acquisitions.

     Net cash used for financing activities was $92 million during 1997 as compared with $412 million in 1996. This change was due primarily to a reduction in common share repurchases, as well as net proceeds received from newly issued debt, which were partially offset by the repayment of commercial paper.

     The Company repurchased 3.2 million of its common shares at an average cost of $46.30 for a total expenditure of $150 million in 1997, compared with repurchases totaling $325 million in 1996. At September 30, 1997, authorization to repurchase up to an additional 11.6 million shares remained under a July 23, 1996 Board of Directors' resolution.

     During 1997, total debt increased $102 million, primarily as a result of increased spending on acquisitions, which was partially offset by lower spending on common stock repurchases. Short-term debt was 17% of total debt at year end, compared with 33% in 1996. The change in the percentage was principally attributable to the repayment of short-term debt with the proceeds of the Company's issuances of long-term debt. The Company's weighted average cost of total debt at the end of 1997 was 7.6% compared with 7.7% at the end of last year. Total debt to capitalization at year end increased to 36.3% from 34.3% last year.

     In November 1996, the Company entered into a five-year, $500 million syndicated and committed revolving credit facility that was undrawn at September 30, 1997. The facility supports the Company's commercial paper program, under which $79 million was outstanding at September 30, 1997, and is also available for other general corporate purposes. In addition, the Company has unconfirmed lines of credit outside the United States. In October 1996, the Company issued to the public $100 million of 10-year non-redeemable notes with a coupon rate of 6.9% and an effective rate of 7.34%. In July 1997, the Company publicly issued $200 million of 30-year non-redeemable debentures with a coupon rate of 7% and an effective rate of 7.23%. Proceeds of both debt issues were used to repay commercial paper. In October 1997, the Company increased its existing shelf registration statement to issue up to $500 million of debt securities. Based on its strong financial condition, the Company has a high degree of confidence in its ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

     Return on equity increased to 22.1% in 1997 from 20.8% in 1996.

     The Company manufactures various medical products in Brazil for sale in that country and for export. In addition, the Company imports other medical and diagnostic products from affiliates for distribution within Brazil. While the Brazilian economy has experienced very high inflation rates and significant devaluation of its currency in the past, more recently, inflation and the rate of currency devaluation have declined significantly. The Company also manufactures in Mexico and imports from affiliates various medical and diagnostic products for sale in Mexico. Since December 1994, the Mexican economy has experienced a period of high inflation, recession and currency instability. More recently, Mexico's economy and currency have shown signs of stabilizing. The Brazilian and Mexican economies have the potential for creating volatility in the revenues and earnings of the Company's operations in these countries, including the risk of foreign exchange losses as a result of fluctuations in their local currencies. The Company has successfully managed these risks by adjusting the selling prices of its products in line with inflation and by taking steps to limit the size of its foreign exchange exposures. In the aggregate, the Company's Brazilian and Mexican operations constituted 7% or less of each of the Company's consolidated revenues, net income and total assets.

     In the second half of 1997, the currencies of many countries in Southeast Asia, in which the Company maintains operations, depreciated against the U.S. dollar. The Company was able to offset the foreign exchange transaction losses of these devaluations through the hedging of its exposures in the affected currencies. Consequently, the impact on the Company was insignificant. The Company's operations in Southeast Asia constituted less than 2% of each of the Company's consolidated revenues, net income and total assets.

     The Company believes that the fundamentally noncyclical nature of its core medical and diagnostic businesses, its international diversification, and its ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on the Company of economic and political dislocations in the countries in which it does business, including the effects of possible health care system reforms. In 1997, inflation did not have a material impact on the Company's overall operations.

     The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for an estimated environmental liability based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. The Company believes that any reasonably possible losses in excess of accruals would be immaterial to the Company's financial condition.

     The Company, along with a number of other manufacturers, has been named as a defendant in approximately 75 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal Court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and an analogous procedure has been implemented in the California State Courts. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company intends to mount a vigorous defense in these lawsuits.

     The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.

     In the opinion of the Company, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

  1996 Compared with 1995

     Worldwide revenues for 1996 rose 2% to $2.8 billion. Excluding the estimated impacts of unfavorable foreign currency translation of 1% and the decrease in revenues related to divested businesses, the resulting underlying growth rate was 6%. This growth rate resulted primarily from volume increases and an improved product mix in both segments. Price increases averaged less than 1%. Medical revenues for 1996 of $1.5 billion increased 1% over the prior year. Excluding the impact of divested businesses, the most significant of which was the medical glove business sold in June 1995, Medical revenues increased 6%. Revenue growth was led by strong sales of injection systems products due to the continuing shift toward the use of devices with safety features and increased use of prefillable syringes by pharmaceutical companies. Sales of infusion therapy products also continued to grow from market share gains, geographic expansion and introductions of new products. Diagnostic revenues for 1996 of $1.3 billion increased 4%, or 5% excluding the estimated unfavorable impact of foreign currency translation. Growth in sample collection was led by the continued strong demand for safety products, the introduction of several new and innovative products, and overall increased demand outside the United States. FACS brand flow cytometry systems also exhibited strong sales growth. Sales of infectious disease products were about the same as 1995, which was consistent with the overall market trend for infectious disease testing, and reflected the continuing worldwide focus on infectious disease cost containment by health care providers.

     The Company's gross profit margin rose to 48.4%, compared with 47.0% in 1995, reflecting a more profitable mix of products sold, continued productivity improvements and the absence of lower margins associated with divested businesses.

     Selling and administrative expense was 27.3% of revenues, about the same as the 1995 ratio. Higher spending relating to a refocusing of sales and marketing resources toward critical strategic initiatives and international expansion was largely offset by savings achieved through reorganizations in the United States and Europe, including the consolidation of certain field sales organizations. Investment in research and development increased to $154 million, or 5.6% of revenues, reflecting the additional funding directed toward safety products, as well as emerging new platforms for long-term growth, such as DNA probe technology and next generation products for blood glucose monitoring and sample collection.

     Operating income in 1996 was $431 million, an increase of 9%. Excluding the estimated impacts of divestitures and unfavorable foreign exchange, as well as the write-down of assets and other provisions relating to the cellular imaging business, operating income grew 11%, primarily from improved gross profit margin. The Company's operating margin improved to 15.6% of revenues compared with 14.6% in 1995.

     Net interest expense of $37 million in 1996 was $5 million lower than in 1995, primarily due to higher short-term investments in Europe, lower financing expense in Japan and higher capitalized interest primarily related to a project in China.

     "Other income (expense), net" in 1996 included income of $8 million from a net cash settlement received in connection with one of the Company's patents and foreign exchange losses of $8 million, including hedging costs.

     The effective tax rate of 28.0% was the same as the rate in 1995.

     Net income was $283 million, an increase of 13% over $252 million in 1995. Earnings per share were $2.11, an increase of 18% over $1.79 in 1995.

     Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. Capital expenditures were $146 million, compared with $124 million in 1995. Medical and Diagnostic capital spending totaled $91 million and $50 million, respectively, in 1996.

     Business divestitures in 1996 resulted in cash proceeds of $38 million. The divested operations included a contract packaging business and certain other non-core product lines.

     Net cash used for financing activities was $412 million during 1996 as compared with $421 million in 1995.

     During 1996, total debt decreased $68 million as a result of strong cash flow from operations and proceeds from business divestitures. Short-term debt was 33% of total debt at year end, compared with 27% in 1995. The change in the ratio was principally attributable to an increase in commercial paper outstanding and the Company's early redemption on June 1, 1996 of $66.4 million of its outstanding 9.25% Sinking Fund Debentures due June 1, 2016.

     Return on equity increased to 20.8% in 1996, from 17.5% in 1995.

SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA       Becton, Dickinson and Company
Years Ended September 30

Thousands of dollars,
  except per share amounts                       1997         1996        1995         1994        1993         1992
---------------------------------------------------------------------------------------------------------------------
Operations     Revenues                    $2,810,523   $2,769,756  $2,712,525   $2,559,461  $2,465,405   $2,365,317
               Gross Profit Margin               49.7%        48.4%       47.0%        45.3%       44.5%        45.0%
               Operating Income               450,515      431,249     396,650      325,038     270,425      328,592
               Interest Expense, Net           39,373       37,409      42,833       47,624      53,412       49,116
               Income Before Income
                 Taxes and Cumulative
                 Effect of Accounting
                 Changes                      422,640      393,676     349,578      296,159     222,894      269,457
               Income Tax Provision           122,566      110,229      97,882       68,985      10,054       68,704
               Income Before
                 Cumulative Effect of
                 Accounting Changes           300,074      283,447     251,696      227,174     212,840      200,753
               Net Income                     300,074      283,447     251,696      227,174      71,783/A/   200,753
               Earnings Per Share:
                 - Before Cumulative
                   Effect of Accounting
                   Changes                       2.30         2.11        1.79         1.52        1.35         1.28
                 - Net Income                    2.30         2.11        1.79         1.52         .44/A/      1.28
               Dividends Per Common Share         .52          .46         .41          .37         .33          .30
               Average Common and Common
                 Equivalent Shares
                 Outstanding                  128,972      132,795     138,402      146,666     153,860      154,056
---------------------------------------------------------------------------------------------------------------------
Financial      Current Assets              $1,312,609   $1,276,841  $1,327,518   $1,326,551  $1,150,742   $1,221,209
Position       Current Liabilities            678,197      766,122     720,035      678,321     636,062      713,335
               Current Ratio                      1.9          1.7         1.8          2.0         1.8          1.7
               Property, Plant and
                 Equipment, Net             1,250,705    1,244,148   1,281,031    1,376,349   1,403,070    1,429,519
               Total Assets                 3,080,252    2,889,752   2,999,505    3,159,533   3,087,565    3,177,675
               Long-Term Debt                 665,449      468,223     557,594      669,157     680,581      685,081
               Shareholders' Equity         1,385,433    1,325,183   1,398,385    1,481,694   1,456,953    1,594,926
               Book Value Per Common
                 Share                          11.35        10.72       10.74        10.54        9.75        10.50
---------------------------------------------------------------------------------------------------------------------
Financial      Income Before Income
Relationships    Taxes and Cumulative
                 Effect of Accounting
                 Changes as a Percent
                 of Revenues                    15.0%         14.2%       12.9%        11.6%        9.0%        11.4%
               Return on Total Assets/B/        15.9%         15.2%       13.3%        11.5%        9.2%/C/     11.1%
               Return on Equity                 22.1%         20.8%       17.5%        15.5%       13.3%/C/     13.6%
               Debt to Capitalization/D/        36.3%         34.3%       35.2%        36.1%       37.8%        36.1%
---------------------------------------------------------------------------------------------------------------------
Additional     Depreciation and
  Data           Amortization              $  209,771    $  200,482  $  207,756   $  203,705  $  189,756   $  169,638
               Capital Expenditures           170,349       145,929     123,760      123,017     184,168      185,559
               Research and Development
                 Expense                      180,526       154,220     144,201      144,227     139,141      125,207
               Number of Employees             18,900        17,900      18,100       18,600      19,000       19,100
               Number of Shareholders           8,944         8,027       7,712        7,489       7,463        7,086

/A/  Includes after-tax charge of $141,057, or $.91 per share, for the cumulative effect of accounting changes.
/B/  Earnings before interest expense and taxes as a percent of average total assets.
/C/  Excludes the cumulative effect of accounting changes.
/D/ Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

SUMMARY BY BUSINESS SEGMENT                        Becton, Dickinson and Company
(See Note 13 to Financial Statements)

Thousands of dollars                                               1997           1996           1995
                             -------------------------------------------------------------------------
Revenues                     Medical Supplies and Devices    $1,510,881     $1,509,417     $1,500,075
                             Diagnostic Systems               1,299,642      1,260,339      1,212,450
                             -------------------------------------------------------------------------
                             Total Segments                  $2,810,523     $2,769,756     $2,712,525
                             =========================================================================

Segment Operating Income     Medical Supplies and Devices    $  349,613     $  342,015     $  330,368
                             Diagnostic Systems                 194,611        174,656        157,673
                             -------------------------------------------------------------------------
                               Total Segments                   544,224        516,671        488,041
                             Unallocated Expenses              (121,584)      (122,995)      (138,463)
                             -------------------------------------------------------------------------
                             Income Before Income Taxes      $  422,640     $  393,676     $  349,578
                             =========================================================================

Identifiable Assets          Medical Supplies and Devices    $1,324,035     $1,337,355     $1,348,860
                             Diagnostic Systems               1,423,612      1,209,970      1,210,888
                             -------------------------------------------------------------------------
                               Total Segments                 2,747,647      2,547,325      2,559,748
                             Corporate/A/                       332,605        342,427        439,757
                             ------------------------------------------------------------------------
                             Total                           $3,080,252     $2,889,752     $2,999,505
                             =========================================================================

Capital Expenditures         Medical Supplies and Devices    $  106,298     $   90,918     $   77,062
                             Diagnostic Systems                  50,390         49,651         43,776
                             -------------------------------------------------------------------------
                               Total Segments                   156,688        140,569        120,838
                             Corporate                           13,661          5,360          2,922
                             -------------------------------------------------------------------------
                             Total                           $  170,349     $  145,929     $  123,760
                             =========================================================================

Depreciation and             Medical Supplies and Devices    $   88,603     $   89,727     $   96,517
Amortization                 Diagnostic Systems                 108,971        101,618        102,540
                             -------------------------------------------------------------------------
                               Total Segments                   197,574        191,345        199,057
                             Corporate                           12,197          9,137          8,699
                             -------------------------------------------------------------------------
                             Total                           $  209,771     $  200,482     $  207,756
                             =========================================================================

/A/ Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

SUMMARY BY BUSINESS SEGMENT                        Becton, Dickinson and Company
(See Note 13 to Financial Statements)

Thousands of dollars                                               1997           1996           1995
                             -------------------------------------------------------------------------
Revenues                     United States                   $1,486,701     $1,423,883     $1,438,459
                             Europe                             787,335        835,984        792,908
                             Other                              536,487        509,889        481,158
                             -------------------------------------------------------------------------
                             Total/A/                        $2,810,523     $2,769,756     $2,712,525
                             =========================================================================

Area Operating Income        United States                   $  383,186     $  349,560     $  341,277
                             Europe                             147,040        148,812        116,229
                             Other                               13,998         18,299         30,535
                             -------------------------------------------------------------------------
                               Total                            544,224        516,671        488,041
                             Unallocated Expenses              (121,584)      (122,995)      (138,463)
                             -------------------------------------------------------------------------
                             Income Before Income Taxes      $  422,640     $  393,676     $  349,578
                             =========================================================================

Identifiable Assets          United States                   $1,653,144     $1,459,260     $1,466,376
                             Europe                             601,398        649,206        673,546
                             Other                              493,105        438,859        419,826
                             -------------------------------------------------------------------------
                               Total                          2,747,647      2,547,325      2,559,748
                             Corporate/B/                       332,605        342,427        439,757
                             -------------------------------------------------------------------------
                             Total                           $3,080,252     $2,889,752     $2,999,505
                             =========================================================================

/A/ Interarea revenues to affiliates amounted to $406,898 in 1997, $368,834 in 1996 and $346,905 in 1995. These revenues, which are principally from the United States, are eliminated in consolidation. Intersegment revenues are not material.
/B/ Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

See notes to consolidated financial statements


Consolidated Statements of Income                                   Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars, except per share amounts            1997             1996              1995
----------------------------------------------------------------------------------------------------

Operations   Revenues                                $ 2,810,523       $ 2,769,756       $ 2,712,525
             Cost of products sold                     1,413,311         1,429,177         1,436,358
             Selling and administrative expense          766,071           755,110           735,316
             Research and development expense            180,626           154,220           144,201
             ---------------------------------------------------------------------------------------
             Total Operating Costs and Expenses        2,360,008         2,338,507         2,315,875
             ---------------------------------------------------------------------------------------
             Operating Income                            450,515           431,249           396,650
             Interest expense, net                       (39,373)          (37,409)          (42,833)
             Other income (expense), net                  11,498              (164)           (4,239)
             ---------------------------------------------------------------------------------------
             Income Before Income Taxes                  422,640           393,676           349,578
             Income tax provision                        122,566           110,229            97,882
             ---------------------------------------------------------------------------------------
             Net Income                              $   300,074       $   283,447       $   251,696
             =======================================================================================

             ---------------------------------------------------------------------------------------
             Earnings Per Share                      $      2.30       $      2.11       $      1.79
             =======================================================================================

See notes to consolidated financial statements

Consolidated Balance Sheets                                                                     Becton, Dickinson and Company
September 30
Thousands of dollars, except per share amounts                                                         1997              1996
-------------------------------------------------------------------------------------------------------------------------------

Assets                    Current Assets
                             Cash and equivalents                                                 $   112,639       $   135,151
                             Short-term investments                                                    28,316            29,949
                             Trade receivables, net                                                   595,685           580,313
                             Inventories                                                              438,337           402,482
                             Prepaid expenses, deferred taxes and other                               137,632           128,946
                             --------------------------------------------------------------------------------------------------
                               Total Current Assets                                                 1,312,609         1,276,841
                          Investments in Marketable Securities                                           --              23,800
                          Property, Plant and Equipment, Net                                        1,250,705         1,244,148
                          Goodwill, Net                                                               164,097            93,873
                          Other Intangibles, Net                                                      167,847            81,992
                          Other                                                                       184,994           169,098
                          -----------------------------------------------------------------------------------------------------
                          Total Assets                                                            $ 3,080,252       $ 2,889,752
                          =====================================================================================================
Liabilities               Current Liabilities
                             Short-term debt                                                      $   132,440       $   227,424
                             Accounts payable                                                         128,476           128,046
                             Accrued expenses                                                         226,182           210,987
                             Salaries, wages and related items                                        145,396           137,288
                             Income taxes                                                              45,703            62,377
                             --------------------------------------------------------------------------------------------------
                               Total Current Liabilities                                              678,197           766,122
                          Long-Term Debt                                                              665,449           468,223
                          Long-Term Employee Benefit Obligations                                      306,514           295,122
                          Deferred Income Taxes and Other                                              44,659            35,102
                          Commitments and Contingencies                                                  --                --

Shareholders' Equity      ESOP convertible preferred stock -
                             $1 par value: authorized - 1,016,949 shares; issued and
                             outstanding - 866,286 shares in 1997 and 897,046 shares in 1996           51,111            52,927
                          Common stock - $1 par value: authorized - 320,000,000 shares;
                             issued - 167,244,580 shares in 1997 and 170,484,080 shares in 1996       167,245           170,484
                          Capital in excess of par value                                               83,422            58,378
                          Cumulative currency translation adjustments                                 (86,870)          (14,959)
                          Retained earnings                                                         2,249,463         2,160,279
                          Unearned ESOP compensation                                                  (28,620)          (32,787)
                          Common shares in treasury - at cost - 45,161,091 shares in 1997
                             and 46,873,585 shares in 1996                                         (1,050,318)       (1,069,139)
                          -----------------------------------------------------------------------------------------------------
                             Total Shareholders' Equity                                             1,385,433         1,325,183

                          -----------------------------------------------------------------------------------------------------
                          Total Liabilities and Shareholders' Equity                              $ 3,080,252       $ 2,889,752
                          =====================================================================================================

See notes to consolidated financial statements

Consolidated Statements of Cash Flows                                                               Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars                                                                         1997            1996            1995
-----------------------------------------------------------------------------------------------------------------------------------
Operating Activities   Net income                                                         $ 300,074       $ 283,447       $ 251,696
                       Adjustments to net income to derive net cash
                          provided by operating activities:
                             Depreciation and amortization                                  209,771         200,482         207,756
                             Deferred income taxes                                          (29,695)        (13,497)        (13,540)
                             Purchased in-process research and development                   14,750            --              --
                             Change in:
                                Trade receivables                                           (30,014)        (21,589)         21,930
                                Inventories                                                 (24,074)        (10,141)         (7,866)
                                Prepaid expenses, deferred taxes and other                    8,301         (20,581)         (6,218)
                                Accounts payable, income taxes and other liabilities        (11,760)         28,596          (2,609)

                          Other, net                                                          5,394          13,726          21,049
                       ------------------------------------------------------------------------------------------------------------
                       Net cash provided by operating activities                            442,747         460,443         472,198

Investing Activities   Capital expenditures                                                (170,349)       (145,929)       (123,760)
                       Proceeds from sale of equity investment                                 --              --            47,805
                       Acquisitions of businesses, net of cash acquired                    (200,832)        (16,501)         (3,839)
                       Proceeds from dispositions of businesses                              24,343          38,027          79,479
                       Proceeds of short-term investments, net                                2,544           5,190          69,577
                       Proceeds from sales of long-term investments                          31,307          29,208           6,926
                       Purchases of long-term investment                                     (6,000)         (3,125)           --
                       Other, net                                                           (45,079)        (16,736)        (20,240)
                       ------------------------------------------------------------------------------------------------------------
                       Net cash (used for) provided by investing activities                (364,066)       (109,866)         55,948
                       ------------------------------------------------------------------------------------------------------------
Financing              Change in short-term debt                                            (77,687)         71,103         (12,680)
Activities             Proceeds of long-term debt                                           292,168            --           107,278
                       Payment of long-term debt                                           (118,686)       (130,597)       (177,226)
                       Issuance of common stock                                              29,393          35,366          19,789
                       Repurchase of common stock                                          (150,003)       (325,874)       (299,723)
                       Dividends paid                                                       (67,161)        (61,660)        (58,347)
                       ------------------------------------------------------------------------------------------------------------
                       Net cash used for financing activities                               (91,976)       (411,662)       (420,909)

                       ------------------------------------------------------------------------------------------------------------
                       Effect of exchange rate changes on cash and equivalents               (9,217)         (2,270)         (3,644)

                       ------------------------------------------------------------------------------------------------------------
                       Net (decrease) increase in cash and equivalents                      (22,512)        (63,355)        103,593
                       ------------------------------------------------------------------------------------------------------------
                       Opening cash and equivalents                                         135,151         198,506          94,913
                       ------------------------------------------------------------------------------------------------------------
                       Closing cash and equivalents                                       $ 112,639       $ 135,151       $ 198,506
                       ------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

Notes to Consolidated Financial Statements
Becton, Dickinson and Company
Thousands of dollars, except per share amounts
--------------------------------------------------------------------------------

Index
Note    Subject                                                            Page

 1      Summary of Significant Accounting Policies                           37
 2      Acquisitions                                                         38
 3      Employee Stock Ownership Plan (ESOP)/Savings Plan                    39
 4      Benefit Plans                                                        39
 5      Other Income (Expense) Net                                           41
 6      Income Taxes                                                         41
 7      Supplemental Balance Sheet Information                               42
 8      Debt                                                                 43
 9      Financial Instruments                                                44
10      Shareholders' Equity                                                 46
11      Commitments and Contingencies                                        47
12      Stock Plans                                                          47
13      Business Segment Data                                                49

--------------------------------------------------------------------------------
Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

note
1

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

      Inventories

Inventories are stated at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method of determining cost for substantially all inventories in the United States. All other inventories are accounted for using the first-in, first-out ("FIFO") method.

      Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation and amortization are provided on the straight-line basis over estimated useful lives which range from twenty to forty-five years for buildings, four to ten years for machinery and equipment and three to twenty years for leasehold improvements.

      Goodwill and Other Intangibles

Goodwill represents costs in excess of net assets of businesses acquired. Goodwill and patents are being amortized over periods ranging from five to forty years, using the straight-line method. An impairment loss is recognized in operating results if impairment indicators are present and the undiscounted cash flows estimated to be generated by the related assets are less than their carrying amounts. As a result of a change in the strategic direction for the cellular imaging business, the Company recorded a provision in the amount of $12,275 in 1995 primarily to write off goodwill associated with that business.

      Revenue Recognition

Substantially all revenue is recognized when products are shipped to customers.

      Warranty

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized.

      Income Taxes

United States income taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes are provided and tax credits are recognized based on tax laws in effect at the dates of the financial statements.

      Earnings Per Share

Earnings per share are computed in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 15, "Earnings per Share," using the weighted average number of common and common equivalent shares outstanding during the year, and related income amounts after adjustment for dividends on preferred shares. The weighted average number of shares used in the computations were 128,972,000 in 1997, 132,795,000 in 1996 and 138,402,000 in 1995. Common
equivalent shares relate to employee stock plans.

      In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share." This Statement supercedes APB Opinion No. 15 and specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. The Company is required to adopt the provisions of SFAS No. 128 for the quarter ending December 31, 1997. The principal difference between the provisions of SFAS No. 128 and previous authoritative pronouncements is related to the exclusion of common stock equivalents in the determination of Basic Earnings Per Share and the market price at which common stock equivalents are calculated in the determination of Diluted Earnings Per Share. Earning per share, computed in accordance with the provisions of SFAS No. 128, for the years ended September 30, 1997, 1996 and 1995 are presented in the table below:

--------------------------------------------------------------------------------
                                               1997       1996         1995
                                               ---------------------------------
Earnings Per Share
   Basic                                       $2.42      $2.21        $1.85
   Diluted                                     $2.30      $2.11        $1.77
================================================================================

      Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

      Derivative Financial Instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not use derivative financial instruments for trading or speculative purposes.

      The Company reduces its foreign currency exposures by entering into forward exchange contracts and purchased currency options for the future purchase and sale of foreign currencies. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term floating rate third party and intercompany debt and investments. In connection with issuances of long-term debt, the Company may also enter into interest rate hedge agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged.

      The Company accounts for its derivative financial instruments using the deferral method of accounting, whereby gains and losses related to these hedges are recognized in income as part of, and concurrent with, the hedged transactions. The carrying value of derivative financial instruments is recorded and included in the caption Prepaid expenses, deferred taxes and other, or in Accrued expenses on the balance sheet, as appropriate.

      Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resultant gain or loss would be recognized in income.

      Stock-Based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price.

--------------------------------------------------------------------------------
  Acquisitions
--------------------------------------------------------------------------------

note
2

      In May 1997, the Company acquired PharMingen, a manufacturer of reagents for biomedical research, and Difco Laboratories Incorporated ("Difco"), a manufacturer of microbiology media and supplies, for an aggregate amount of $187,200, net of cash acquired.

      The PharMingen and Difco acquisitions were recorded under the purchase method of accounting, and accordingly, their results of operations for the post-acquisition period have been included in the accompanying consolidated financial statements. The purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. In connection with these acquisitions, certain research and development projects acquired were determined to have not reached technological feasibility. Accordingly, a charge of $14,750 for purchased in-process research and development was included in the 1997 results of operations. The aggregate fair value of assets acquired and liabilities assumed, after giving effect to the write-off of purchased in-process research and development, is summarized below:

--------------------------------------------------------------------------------
   Working capital, net of cash acquired                      $  27,545
   Property, plant and equipment                                 20,651
   Other intangibles                                             86,316
   Goodwill                                                      78,833
   Other assets                                                   3,210
   Long-term liabilities                                        (44,105)
--------------------------------------------------------------------------------

      Included in the assumed liabilities for these acquisitions, is $17,813 representing severance, and other exit costs in connection with the closing of certain Difco facilities.

      Goodwill related to PharMingen and Difco is being amortized on a straight-line basis over 15 and 20 years, respectively. Unaudited pro forma consolidated revenues, as if the acquisitions had taken place at the beginning of fiscal 1996, would have been approximately $2,884,256 and $2,872,519 for fiscal years 1997 and 1996, respectively. Unaudited pro forma consolidated income and earnings per share would not have been materially different from the reported amounts for either year. Such unaudited pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been had the acquisitions been in effect at the beginning of fiscal 1996.

--------------------------------------------------------------------------------
  Employee Stock Ownership Plan (ESOP)/Savings Plan
--------------------------------------------------------------------------------

note
3

      The Company has an Employee Stock Ownership Plan ("ESOP") as part of its voluntary defined contribution plan (savings plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 3.2 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as unearned ESOP compensation.

      The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

      Selected financial data pertaining to the ESOP/Savings Plan follow:

--------------------------------------------------------------------------------
                                                   1997       1996         1995
                                                --------------------------------

Total expense of the savings plan               $  4,257    $  5,115    $  7,659
Compensation expense
   (included in total expense above)            $  2,087    $  2,693    $  5,080
Dividends on ESOP shares used for debt service $ 3,366 $ 3,484 $ 3,596 Number of preferred shares allocated
   at September 30                               357,465     325,632     288,785
================================================================================

      The Company guarantees employees' contributions to the fixed income fund of the Savings Plan. The amount guaranteed was $90,521 at September 30, 1997.

--------------------------------------------------------------------------------
  Benefit Plans
--------------------------------------------------------------------------------

note
4

      The Company and certain of its subsidiaries have defined benefit pension plans which cover a substantial number of its employees. The largest plan, covering most of the Company's domestic employees, is a "final average pay" plan.

      A summary of the costs of the defined benefit pension plans follows:

--------------------------------------------------------------------------------
                                                  1997       1996         1995
                                                --------------------------------
Service cost: benefits earned during the year  $  19,946   $ 20,217   $ 16,884
Interest cost on projected benefit obligation     31,389     29,204     27,312
Return on assets:
   Actual gain                                  (103,350)   (53,055)   (71,964)
   Deferred portion                               65,187     18,014     42,790
--------------------------------------------------------------------------------
   Expected return                               (38,163)   (35,041)   (29,174)
--------------------------------------------------------------------------------
Net pension cost                               $  13,172   $ 14,380   $ 15,022
================================================================================

      Rate assumptions used in accounting for the domestic defined benefit plans were:

--------------------------------------------------------------------------------
                                                  1997        1996        1995
                                                --------------------------------
Discount rate:
   End of year                                    7.50%       7.75%       7.50%
   Beginning of year                              7.75%       7.50%       8.00%
Rate of increase in compensation                  5.25%       5.25%       5.25%
Expected long-term rate of return on assets      10.00%      10.00%      10.00%
================================================================================

      The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at September 30, 1997 and 1996 for the Company's domestic defined benefit pension plans:

--------------------------------------------------------------------------------
                                                            1997         1996
                                                        ------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                               $ 339,139     $ 294,564
================================================================================
Accumulated benefit obligation                          $ 354,440     $ 308,208
================================================================================
Projected benefit obligation                            $ 467,866     $ 413,062
Plan assets at fair value                                 480,435       385,468
--------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
  benefit obligation                                       12,569       (27,594)
Unrecognized net gain                                     (85,336)      (33,579)
Unrecognized net asset at October 1, 1985,
   net of amortization                                     (1,820)       (2,427)
--------------------------------------------------------------------------------
Net pension liability recognized
   in the consolidated balance sheets                   $  74,587     $  63,600
================================================================================

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

      Postretirement benefit costs include the following components:

--------------------------------------------------------------------------------
                                                  1997       1996         1995
                                               ---------------------------------
Service cost: benefits earned during the year  $  2,154    $  2,251   $  2,108
Interest cost on projected benefit obligation    11,467      10,925     10,860
Amortization of gain from plan amendments        (6,364)     (6,334)    (6,499)
--------------------------------------------------------------------------------
Postretirement benefit cost                    $  7,257    $  6,842   $  6,469
================================================================================

      The postretirement benefit plans other than pensions are not funded. The present value of the Company's obligation included in the consolidated balance sheets at September 30, 1997 and 1996 was as follows:

--------------------------------------------------------------------------------
                                                            1997         1996
                                                        ------------------------
Accumulated postretirement benefit obligation:
Retirees                                                $ 123,044     $ 113,377
Fully eligible active participants                         14,892        14,157
Other active participants                                  28,204        26,060
--------------------------------------------------------------------------------
   Total                                                  166,140       153,594
Unrecognized gain from plan amendments                     69,432        75,744
Unrecognized actuarial loss                               (21,225)      (11,246)
--------------------------------------------------------------------------------
Accrued postretirement benefit liability                $ 214,347     $ 218,092
================================================================================

      At September 30, 1997 and 1996, health care cost trends of 11% and 12%, respectively, pre-age 65 and 8% and 9%, respectively, post-age 65 were assumed. These rates were assumed to decrease gradually to an ultimate rate of 5.75% beginning in 2003 for pre-age 65 and 2000 for post-age 65. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at September 30, 1997 by $4,947 and the postretirement cost for 1997 by $371. The discount rate used to estimate the postretirement benefit cost was 7.75% in 1997 and 7.5% in 1996. The discount rate used to estimate the accumulated postretirement benefit obligation at September 30, 1997 was 7.5% and 7.75% at September 30, 1996.

      The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. In 1997, the Company recorded a $5,963 curtailment loss for severance in connection with productivity programs in the United States and Europe.

--------------------------------------------------------------------------------
                                                  1997       1996         1995
                                               ---------------------------------
Postemployment benefit costs                    $25,500    $12,200      $10,300
================================================================================

--------------------------------------------------------------------------------
  Other Income (Expense) Net
--------------------------------------------------------------------------------

note
5

      Other income, net in 1997, included $8,191 of gains from the dispositions of non-core business lines and a gain of $5,763 on the sale of an investment. Also included in Other income, net were foreign exchange losses of $5,021, including hedging costs.

      Other (expense), net in 1996 includes income of $8,216 from a net cash settlement received in connection with one of the Company's patents and foreign exchange losses, including hedging costs, of $8,127.

      Other (expense), net in 1995 includes a net cash settlement of $10,995 received in connection with a favorable arbitration ruling relating to one of the Company's patents offset by losses of $6,301 from the sale of the medical glove business and foreign exchange losses, including hedging costs, of $12,074.

--------------------------------------------------------------------------------
  Income Taxes
--------------------------------------------------------------------------------

note
6

      The provision for income taxes is composed of the following charges (benefits):

--------------------------------------------------------------------------------
                                                  1997       1996         1995
                                               =================================
Current:
   Domestic:
      Federal                                $  81,588    $  70,769   $  53,388
      State and local, including Puerto Rico    34,442       33,521      28,212
   Foreign                                      36,231       19,436      29,822
--------------------------------------------------------------------------------
                                               152,261      123,726     111,422
--------------------------------------------------------------------------------
Deferred:
   Domestic                                    (15,798)     (19,769)     (7,070)
   Foreign                                     (13,897)       6,272      (6,470)
--------------------------------------------------------------------------------
                                               (29,695)     (13,497)    (13,540)
--------------------------------------------------------------------------------
                                             $ 122,566    $ 110,229   $  97,882
================================================================================

      In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1997 and 1996, net current deferred tax assets of $62,702 and $44,845, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $49,046 and $43,602, respectively, were included in Other non-current assets. Net current deferred tax liabilities of $8,313 in 1997 were included in Current Liabilities
- Income taxes. There were no net current deferred tax liabilities in 1996. Net non-current deferred tax liabilities of $15,389 and $8,274, respectively, were included in Deferred income taxes and other. Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1997, the cumulative amount of such undistributed earnings approximated $964,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

      Deferred income taxes at September 30 consisted of:

-------------------------------------------------------------------------------------------------------------------
                                           1997                        1996                         1995
                               ---------------------------- ----------------------------- -------------------------
                                 Assets       Liabilities      Assets      Liabilities       Assets     Liabilities
-------------------------------------------------------------------------------------------------------------------
Compensation and benefits      $ 143,665       $   --        $ 133,061       $   --        $ 128,676       $   --
Property and equipment              --          100,169           --          108,455           --          117,748
Other                            131,319         74,163         89,853         27,400         79,858         19,899
-------------------------------------------------------------------------------------------------------------------
                                 274,984        174,332        222,914        135,855        208,534        137,647
Valuation allowance              (12,606)          --           (6,886)          --           (9,475)          --
-------------------------------------------------------------------------------------------------------------------
                               $ 262,378       $174,332      $ 216,028       $135,855      $ 199,059       $137,647
===================================================================================================================

      A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

--------------------------------------------------------------------------------
                                                 1997      1996       1995
                                               ---------------------------------
Federal statutory tax rate                       35.0%     35.0%     35.0%
State and local income taxes,
   net of federal tax benefit                     1.3       1.4       1.5
Effect of foreign and Puerto Rican income        (5.3)     (4.2)     (6.0)
Foreign tax credits                              (2.3)     (2.5)     (1.9)
Research tax credit                               (.3)      (.3)      (.2)
Purchased in-process research and development     1.2        --        --
Other, net                                        (.6)     (1.4)      (.4)
--------------------------------------------------------------------------------
                                                 29.0%     28.0%     28.0%
================================================================================

      The approximate dollar and per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 1997
- $17,400 and $.13; 1996 - $17,700 and $.13; and 1995 - $18,400 and $.13. The
tax holidays expire at various dates through 2010.

      The Company made income tax payments, net of refunds, of $151,050 in 1997, $126,236 in 1996 and $132,650 in 1995.

      The components of income before income taxes follow:

--------------------------------------------------------------------------------
                                              1997          1996          1995
                                            ------------------------------------
Domestic, including Puerto Rico             $264,910      $231,021      $218,695
Foreign                                      157,730       162,655       130,883
--------------------------------------------------------------------------------
                                            $422,640      $393,676      $349,578
================================================================================

--------------------------------------------------------------------------------
  Supplemental Balance Sheet Information
--------------------------------------------------------------------------------

note
7

      Trade Receivables

      Allowances for doubtful accounts and cash discounts netted against trade receivables were $28,733 and $28,056 at September 30, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
Inventories                                                 1997         1996
                                                        ------------------------
Materials                                               $  92,307    $  91,154
Work in process                                            79,519       66,005
Finished products                                         266,511      245,323
--------------------------------------------------------------------------------
                                                        $ 438,337    $ 402,482
================================================================================

      Inventories valued under the LIFO method were $252,243 in 1997 and $233,714 in 1996. Inventories valued under the LIFO method would have been higher by approximately $32,200 in 1997 and $33,700 in 1996, if valued on a current cost basis.

--------------------------------------------------------------------------------
Property, Plant and Equipment                             1997              1996
                                                    ----------------------------
Land                                                $   60,912        $   52,090
Buildings                                              893,696           879,316
Machinery, equipment and fixtures                    1,561,521         1,500,969
Leasehold improvements                                  33,699            29,860
--------------------------------------------------------------------------------
                                                     2,549,828         2,462,235
Less allowances for depreciation
  and amortization                                   1,299,123         1,218,087
--------------------------------------------------------------------------------
                                                    $1,250,705        $1,244,148
================================================================================

--------------------------------------------------------------------------------
Goodwill                                                  1997              1996
                                                    ----------------------------
Goodwill                                            $  212,870        $  139,676
Less accumulated amortization                           48,773            45,803
--------------------------------------------------------------------------------
                                                    $  164,097        $   93,873
================================================================================

--------------------------------------------------------------------------------
Other Intangibles                                         1997              1996
                                                    ----------------------------
Patents and other                                   $  299,420        $  212,928
Less accumulated amortization                          131,573           130,936
--------------------------------------------------------------------------------
                                                    $  167,847        $   81,992
================================================================================

--------------------------------------------------------------------------------
  Debt
--------------------------------------------------------------------------------

note
8

      The components of short-term debt follow:

--------------------------------------------------------------------------------
                                                            1997         1996
--------------------------------------------------------------------------------
Loans payable:
   Domestic                                             $ 78,500        $ 51,700
   Foreign                                                46,281          54,497
Current portion of long-term debt                          7,659         121,227
--------------------------------------------------------------------------------
                                                        $132,440        $227,424
================================================================================

      Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 5.5% and 4.9% at September 30, 1997 and 1996, respectively. In November 1996, the Company entered into a $500,000 five-year syndicated and committed revolving credit facility that was undrawn at September 30, 1997. The facility supports the Company's commercial paper borrowing program under which $78,500 was outstanding at September 30, 1997. It can also be used for other general corporate purposes. Restrictive covenants under this agreement include a minimum tangible net worth level. At September 30, 1996, the Company had lines of credit to support commercial paper borrowings consisting of $300,000 in short-term lines of credit and $70,000 in long-term lines of credit, all of which were unused. In addition, the Company had unused foreign lines of credit pursuant to informal arrangements of approximately $197,000 and $200,000 at September 30, 1997 and 1996, respectively.

      The components of long-term debt follow:

--------------------------------------------------------------------------------
                                                            1997         1996
--------------------------------------------------------------------------------
Domestic notes due through 2015
(average year-end interest rate:
   5.9% - 1997; 5.4% - 1996)                                $ 15,614    $109,691
Foreign notes due through 2011 (average year-end
   interest rate: 6.2% - 1997; 6.1% - 1996)                   16,493      20,768
9.95% Notes due March 15, 1999                               100,000     100,000
8.80% Notes due March 1, 2001                                100,000     100,000
9.45% Guaranteed ESOP Notes due through July 1, 2004          33,342      37,764
6.90% Notes due October 1, 2006                              100,000        --
8.70% Debentures due January 15, 2025                        100,000     100,000
7.00% Debentures due August 1, 2027                          200,000        --
--------------------------------------------------------------------------------
                                                            $665,449    $468,223
================================================================================

      In October 1996, the Company issued $100,000 of 6.9% notes due on October 1, 2006, with an effective yield including the results of an interest rate hedge and other financing costs of 7.34%. In July 1997, the Company issued $200,000 of 7% Debentures due on August 1, 2027. Prior to the issuance, the Company entered into an interest rate hedge agreement to protect itself from the impact of fluctuating interest rates during the period in which the sale of the debentures was being arranged. The effective yield of the debentures including the results of the interest rate hedge and other financing costs was 7.23%. The cost of each interest rate hedge agreement is being amortized over the life of the related debt.

      In October 1997, the Company filed a shelf registration statement to increase its capacity to issue up to $500,000 of debt securities.

      The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 1999 to 2002 are as follows: 1999 - $107,130; 2000 -
$6,447; 2001 - $106,912; 2002 - $7,449.

      The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

--------------------------------------------------------------------------------
                                             1997           1996          1995
                                           -------------------------------------
Charged to operations                      $51,134        $54,162        $60,628
Capitalized                                  6,469          5,368          4,064
--------------------------------------------------------------------------------
                                           $57,603        $59,530        $64,692
================================================================================

      Interest paid, net of amounts capitalized, was $48,573 in 1997, $59,053 in 1996, and $58,726 in 1995.

--------------------------------------------------------------------------------
  Financial Instruments
--------------------------------------------------------------------------------

note
9

      Fair Value of Financial Instruments

      Cash equivalents, short-term investments and short-term debt are carried at cost which approximate fair values. Investments in marketable securities, which are classified as held-to-maturity and other investments, which are classified as available-for-sale securities are also carried at cost. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. Investments in marketable securities were primarily composed of Puerto Rico government bonds.

      The estimated fair values of the Company's financial instruments at September 30, 1997 and 1996 were as follows:

-----------------------------------------------------------------------------------------
                                                      1997                  1996
                                             --------------------- ----------------------
                                             Carrying      Fair      Carrying    Fair
                                             Value         Value     Value       Value
-----------------------------------------------------------------------------------------
Assets:
   Investments in marketable securities    $   --      $    --       $ 23,800    $ 23,518
   Other investments (non-current)(A)         9,000        8,380        5,987      15,092
   Forward exchange contracts(B)               --           --          3,417       3,069
   Purchased currency options(B)                279          233          170         166
Liabilities:
   Long-term debt                          $665,449    $ 698,852     $468,223    $493,402
   Forward exchange contracts(C)              5,979        5,270         --          --
   Interest rate swaps                          130         (462)         135         921
   Rate hedge agreement                        --           --           --           807
=========================================================================================

(A)   Included in Other non-current assets.

(B)   Included in Prepaid expenses, deferred taxes and other.

(C)   Included in Accrued expenses.

      Off-Balance Sheet Risk

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged substantially all of these exposures by entering into forward exchange contracts and purchased and written currency options. The Company principally hedges the following foreign currencies: Irish pound, Japanese yen, Singapore dollar, French franc, Italian lira, Mexican peso, Spanish peseta, British pound and Australian dollar.

      At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and purchased currency options, classified as held for purposes other than trading, were as follows:

--------------------------------------------------------------------------------
                                                            1997         1996
                                                        ------------------------
Forward exchange contracts                               $630,363     $720,076
Purchased currency options:
   Colombian peso put, U.S. dollar call                  $  4,000     $  2,300
   Brazilian real put, U.S. dollar call                      --         15,000
   Mexican peso call, U.S. dollar put                        --         12,000
   Mexican peso put, U.S. dollar call                      39,000         --
================================================================================

      At September 30, 1997, $520,453 of the forward exchange contracts mature within 90 days, $93,188 at various other dates in fiscal 1998 and $16,722 on January 22, 1999. The purchased currency options at September 30, 1997 expire within 30 days.

      The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.

      At September 30, 1997, the Company's Brazilian subsidiary entered into an agreement under which it will pay interest of 21.05% per annum in local currency on the Brazilian Real equivalent of a notional amount of $21,800 and receive the Brazilian Real equivalent of 8.65% per annum on the notional amount, plus an amount equal to the currency devaluation for the period. The fair value of this instrument, which matures on February 2, 1998, approximated the carrying value of zero at September 30, 1997.

      The Company enters into interest rate swap and interest rate cap agreements, classified as held for purposes other than trading, in order to reduce the impact of fluctuating interest rates on its foreign currency short-term floating rate third party and intercompany debt and investments outside the United States. At September 30, 1997 and 1996, the Company had foreign interest rate swap agreements, with maturities at various dates through 1999. Under these agreements, the Company agrees with other parties to pay or receive fixed rate payments, generally on an annual basis, in exchange for paying or receiving variable rate payments, generally on a quarterly basis, calculated on an agreed-upon notional amount. At September 30, the notional amounts of the Company's outstanding interest rate swap agreements were as follows:

--------------------------------------------------------------------------------
                                                            1997         1996
                                                        ------------------------
Interest rate swap agreements                           $133,357       $104,946
================================================================================

      At September 30, 1996, the Company had a foreign interest rate cap agreement with a notional U.S. dollar equivalent amount of $8,077, which limited the potential interest rate fluctuations on a portion of the Company's Japanese yen denominated short-term debt. This agreement effectively entitled the Company to receive from a financial institution the amount, if any, by which the Company's interest payments on $8,077 of its floating rate yen denominated short-term debt exceeded 2%. The cap expired in May 1997.

      For additional discussion of derivative instruments, see Financial Review on pages 24 and 25.

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

-----------------------------------------------------------------------------------------------------------------------------------
  Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

note
10

                                    Series B,
                                    ESOP
                                    Preferred       Common            Capital in                     Unearned

                                    Stock           Stock             Excess of     Retained         ESOP

                                    Issued          Issued            Par Value     Earnings         Compensation


------------------------------------------------------------------------------------------------------------------------------------

Balance at October 1, 1994                             $56,331         $170,698          $26,251       $1,752,360       $(41,096)

Net income                                                                                                251,696
Cash dividends:
Common ($.41 per share)                                                                                   (54,725)
   Preferred ($3.835 per share), net of tax benefits                                                       (2,695)
   Common stock issued for employee stock plans, net                                       6,251
Repurchase of common stock
Reduction in unearned ESOP compensation for the year                                                                       4,155
Adjustment for redemption provisions and other          (1,618)                              350

------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1995                           54,713          170,698           32,852        1,946,636        (36,941)

Net income                                                                                                283,447
Cash dividends:
   Common ($.46 per share)                                                                                (58,147)
   Preferred ($3.835 per share), net of tax benefits                                                       (2,675)
Common stock issued for:
   Employee stock plans, net                                                              17,164
   Business acquisition                                                                    8,077
Repurchase of common stock
Common stock held in trusts
Retirement of common stock                                                 (214)            (101)          (8,982)
Reduction in unearned ESOP compensation for the year                                                                       4,154
Adjustment for redemption provisions and other          (1,786)                              386
------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 1996                           52,927          170,484           58,378        2,160,279        (32,787)

Net income                                                                                                300,074
Cash dividends:
   Common ($.52 per share)                                                                                (63,768)
   Preferred ($3.835 per share), net of tax benefits                                                       (2,647)
Common stock issued for employee stock plans, net                                         26,942
Repurchase of common stock
Common stock held in trusts
Retirement of common stock                                               (3,239)          (2,289)        (144,475)
Reduction in unearned ESOP compensation for the year                                                                       4,167
Adjustment for redemption provisions and other          (1,816)                              391
===================================================================================================================================

Balance at September 30, 1997                          $51,111           $167,245        $83,422       $2,249,463       $(28,620)



                                                                   Treasury Stock
                                                             --------------------------
                                                             Shares              Amount
-----------------------------------------------------------------------------------------
Balance at October 1, 1994                                (30,142,262)      $   (491,423)

Net income
Cash dividends:
Common ($.41 per share)
   Preferred ($3.835 per share), net of tax benefits
   Common stock issued for employee stock plans, net        1,047,936             13,538
Repurchase of common stock                                (11,540,800)          (299,723)
Reduction in unearned ESOP compensation for the year
Adjustment for redemption provisions and other                 87,746              1,268
-----------------------------------------------------------------------------------------
Balance at September 30, 1995                             (40,547,380)          (776,340)

Net income
Cash dividends:
   Common ($.46 per share)
   Preferred ($3.835 per share), net of tax benefits
Common stock issued for:
   Employee stock plans, net                                1,456,040             18,202
   Business acquisition                                       331,734              4,176
Repurchase of common stock                                 (8,404,200)          (324,970)
Common stock held in trusts                                   (20,707)              (904)
Retirement of common stock                                    214,012              9,297
Reduction in unearned ESOP compensation for the year
Adjustment for redemption provisions and other                 96,916              1,400
-----------------------------------------------------------------------------------------
Balance at September 30, 1996                             (46,873,585)        (1,069,139)

Net income
Cash dividends:
   Common ($.52 per share)
   Preferred ($3.835 per share), net of tax benefits
Common stock issued for employee stock plans, net           1,683,547             20,513
Repurchase of common stock                                 (3,239,500)          (150,003)
Common stock held in trusts                                   (69,473)            (3,117)
Retirement of common stock                                  3,239,500            150,003
Reduction in unearned ESOP compensation for the year
Adjustment for redemption provisions and other                 98,420              1,425
-----------------------------------------------------------------------------------------
Balance at September 30, 1997                             (45,161,091)       $(1,050,318)
=======================================================================================

Common stock held in trusts represent rabbi trusts in connection with the Company's employee salary and bonus deferral plan and directors' deferral plan.

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

      Cumulative Currency Translation Adjustments

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature (net of allocated income taxes), are included in the cumulative currency translation adjustment account in Shareholders' Equity. The following is an analysis of the account:

--------------------------------------------------------------------------------
                                             1997           1996          1995
                                        ----------------------------------------

Balance at October 1                    $(14,959)       $  6,767        $ 8,573
Translation adjustment                   (71,911)        (21,726)        (1,587)
Allocated income taxes                      --              --             (219)
--------------------------------------------------------------------------------
Balance at September 30                 $(86,870)       $(14,959)       $ 6,767
================================================================================

      Preferred Stock Purchase Rights

In 1995, the Board of Directors adopted a new shareholder rights plan (the "New Plan") to replace the original rights plan upon its expiration in 1996. In accordance with the New Plan, each certificate representing a share of outstanding common stock of the Company also represents one-half of a Preferred Stock Purchase Right (a "Right"). Each whole Right will entitle the registered holder to purchase from the Company one two-hundredth of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $270. The Rights will not become exercisable unless and until, among other things, a third party acquires 20% or more of the Company's outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of Preferred Stock designated Series A, none of which have been issued.

--------------------------------------------------------------------------------
  Commitments and Contingencies
--------------------------------------------------------------------------------

note
11

      Commitments

      Rental expense for all operating leases amounted to $48,200 in 1997, $52,000 in 1996 and $53,000 in 1995. Future minimum rental commitments on noncancelable leases are as follows: 1998 - $29,000; 1999 - $22,200; 2000 -
$17,200; 2001 - $14,200; 2002 - $11,900 and an aggregate of $19,800 thereafter.

      As of September 30, 1997, the Company had entered into certain commitments for future capital expenditures, aggregating approximately $70,700 which will be expended over the next several years.

Contingencies

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for an estimated environmental liability based upon its best estimate within the range of probable losses, without considering third-party recoveries. The Company believes that any reasonably possible losses in excess of accruals would be immaterial to the Company's financial condition.

      The Company, along with a number of other manufacturers, has been named as a defendant in approximately 75 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and an analogous procedure has been implemented in the California state courts. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company intends to mount a vigorous defense in these lawsuits.

      The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant. In the opinion of the Company, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

--------------------------------------------------------------------------------
  Stock Plans
--------------------------------------------------------------------------------

note
12

      Stock Option Plans

      The Company has stock option plans under which employees have been granted options to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1990 Stock Option Plan, adopted in 1991, made available 8,000,000 shares, as adjusted for the two-for-one stock splits in 1996 and 1993, of the Company's common stock for the granting of options. The 1995 Stock Option Plan, adopted in 1995, made available an additional

12,000,000 shares, as adjusted for the two-for-one stock split in 1996, of the Company's common stock for the granting of options. At September 30, 1997, 53,032 and 5,092,654 shares were available for future grant under the 1990 and 1995 Plans, respectively.

      A summary of changes in outstanding options is as follows:

------------------------------------------------------------------------------------------------------------------------------------

                                                             1997                        1996                        1995
                                                 ---------------------------  --------------------------  -------------------------
                                                   Options      Weighted Avg    Options    Weighted Avg    Options   Weighted Avg
                                                  for Shares  Exercise Price  for Shares  Exercise Price  for Shares Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

Balance at October 1                             13,525,712       $ 24.30    11,830,092      $ 18.92     10,161,918    $  16.97
Granted                                           3,295,072         49.45     3,285,684        40.38      2,817,636       24.87
Exercised                                        (1,629,229)        18.10    (1,395,540)       16.46       (976,742)      15.78
Forfeited, canceled or expired                     (107,292)        32.73      (194,524)       24.82       (172,720)      18.59
------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30                          15,084,263         30.41    13,525,712        24.30     11,830,092       18.92
====================================================================================================================================

Exercisable at September 30                       9,550,165         23.84    10,937,251        23.33      8,778,116       18.28
====================================================================================================================================

Weighted average fair value of options granted       $14.15                      $10.49
====================================================================================================================================

Available for grant at September 30               5,145,686                   8,331,816                  11,422,976
====================================================================================================================================


The maximum term of options is 10 years. Options outstanding as of September 30, 1997 expire on various dates from June 1998 through May 2007.

------------------------------------------------------------------------------------------------------------------------------------

                                                                            September 30, 1997
                                    ------------------------------------------------------------------------------------------------

                                                  Options Outstanding                                Options Exercisable
                                    ------------------------------------------------------------------------------------------------

                                                                         Weighted Avg
                                    Number           Weighted Avg        Remaining              Number            Weighted Avg
Range of Option Exercise Price      Outstanding      Exercise Price      Contractual Life       Exercisable       Exercise Price
------------------------------------------------------------------------------------------------------------------------------------

$13.05 - $25.10                       8,630,915        $19.50              5.7 years             7,339,445         $18.81
 37.66 -  49.63                       6,453,348         44.99              8.9 years             2,210,720          40.55
------------------------------------------------------------------------------------------------------------------------------------

                                     15,084,263         30.41              7.7 years             9,550,165          23.84
====================================================================================================================================


      As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

      Both the 1995 and 1990 Plans have a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 1997 or 1996. In 1995 such compensation expense amounted to $1,961.

      Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

      The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its 1997 and 1996 stock based compensation awards using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to three years. The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

--------------------------------------------------------------------------------
                                  1997                           1996
                      ---------------------------  -----------------------------
                        As Reported   Pro Forma      As Reported    Pro Forma
--------------------------------------------------------------------------------
Net Income            $   300,047    $   290,697    $   283,447    $   267,953
Earnings Per Share           2.30           2.26           2.11           2.02
================================================================================

      The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: risk free interest rates of 6.51% and 5.64% in 1997 and 1996, respectively; expected dividend yields of 1.42% and 1.64% in 1997 and 1996 respectively; expected lives of 6 years in 1997 and 1996; expected volatility of 18.0% and 19.2% in 1997 and 1996, respectively.

      Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant, the remainder is distributable in five equal annual installments. During 1997, 74,270 shares were distributed. No awards were granted in 1997, 1996 or 1995. At September 30, 1997, 1,384,770 shares were reserved for future issuance, of which awards for 334,076 shares have been granted.

      The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 150,000 shares of the Company's common stock. Restricted shares of 780, 4,970 and 7,550 were issued in 1997, 1996 and 1995, respectively, in accordance with the provisions of the plan.

      In November 1996, in connection with the discontinuation of pension benefits that otherwise would have been accrued and provided to directors of the Company, the Company established the 1996 Directors' Deferral Plan. This Plan allowed members of the Board of Directors to defer receipt of the lump sum present value of all their accrued and unpaid past service pension benefits as of December 1, 1996, in the form of shares of the Company's common stock or cash. In addition, the Plan provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 1997, 55,889 shares were held in trust, of which 6,564 shares represented directors' compensation in 1997, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

--------------------------------------------------------------------------------
  Business Segment Data
--------------------------------------------------------------------------------

note
13

      The Company's operations are composed of two business segments, Medical Supplies and Devices and Diagnostic Systems. Distribution of products is both through distributors and directly to hospitals, laboratories and other end users.

      Medical Supplies and Devices

The major products in this segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products and elastic support products and thermometers. The Medical Supplies and Devices segment also includes disposable scrubs, specialty needles and specialty and surgical blades.

      Diagnostic Systems

The major products in this segment are clinical and industrial microbiology products, sample collection products, flow cytometry systems for cellular analysis, tissue culture labware, hematology instruments and other diagnostic systems, including immunodiagnostic test kits.

      Sales to a distributor which supplies the Company's products to many end users accounted for approximately 10% of revenues in 1997, 11% in 1996 and 13% of revenues in 1995, and were from both the Diagnostic Systems and Medical Supplies and Devices segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

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

      Financial information with respect to business segment and geographic data for the years ended September 30, 1997, 1996 and 1995 is presented on pages 30 and 31 and is considered to be an integral part of the notes to the consolidated financial statements.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company is required to adopt the provisions of this Statement no later than its 1999 fiscal year. SFAS No. 131 establishes a new method by which companies will report operating segment information.

This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. The Company continues to evaluate the provisions of SFAS No. 131 and, upon adoption, different operating segments may be reported by the Company.

================================================================================

Quarterly Data (Unaudited)
Thousands of dollars, except per share amounts
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1997                       1st         2nd         3rd         4th          Year
                      ----------------------------------------------------------
Revenues              $655,799    $699,207    $706,539    $748,978    $2,810,523
Gross Profit           312,667     346,533     353,794     384,218     1,397,212
Net Income              58,108      82,671      70,148      89,147       300,074
Earnings Per Share         .44         .63         .54         .69          2.30

--------------------------------------------------------------------------------
1996                       1st         2nd         3rd         4th          Year
                      ----------------------------------------------------------
Revenues              $639,935    $705,725    $692,945    $731,151    $2,769,756
Gross Profit           291,189     337,016     341,094     371,280     1,340,579
Net Income              44,522      74,790      77,167      86,968       283,447
Earnings Per Share         .32         .55         .58         .66          2.11
--------------------------------------------------------------------------------

COMMON STOCK PRICES AND DIVIDENDS

By Quarter

-------------------------------------------------------------------------------
                             1997                             1996
-------------------------------------------------------------------------------
                High      Low     Dividends       High      Low       Dividends
                ---------------------------       -----------------------------
First          $45 1/2    $37         $.13        $38       $31  1/16  $.11 1/2
Second          51 5/8     42 5/8      .13         44 9/16   36 13/16   .11 1/2
Third           53 1/4     42 3/4      .13         42 3/4    37  7/16   .11 1/2
Fourth          55 5/8     46 3/4      .13         44 7/8    35  3/8    .11 1/2
-------------------------------------------------------------------------------

CORPORATE DATA

Annual Meeting
2:30 p.m.
Tuesday, February 10, 1998
1 Becton Drive
Franklin Lakes, NJ 07417-1880

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

Direct Stock Purchase Plan
It is anticipated that in February 1998, the Becton Dickinson Dividend Reinvestment Plan will be replaced by a new direct stock purchase plan established through First Chicago Trust Company of New York, which will enhance the services provided to existing shareholders and facilitate initial investments in Becton Dickinson shares. Participants in the Dividend Reinvestment Plan and all shareholders of record will be enrolled automatically in the new plan and will be sent plan materials. Additional information may be obtained by calling First Chicago Trust Company of New York at 1-800-317-4445.

Shareholder Information
Shareholders may receive, without charge, a copy of the company's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K by contacting:

Investor Relations
Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845

Transfer Agent and Registrar
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: fctc@em.fcnbd.com
Internet: http://www.fctc.com

Independent Auditors
Ernst & Young LLP
433 Hackensack Avenue
Hackensack, NJ 07601-6371
Phone: (201) 343-4095

EVA(R) is a registered trademark of Stern Stewart & Co.

All other trademarks indicated by CAPITAL LETTERS are the property of, licensed to, promoted or distributed by Becton Dickinson and Company, its subsidiaries or related companies.

NYSE Symbol                         BDX
                                   Listed
BDX                                 NYSE
                         The New York Stock Exchange