Form 10-K, Exhibit 13
period 1998-09-30
BECTON DICKINSON & CO
filed 1998-12-16
CIK 10795

                                                                      EXHIBIT 13

Financial Table of Contents

35      Financial Review
43      Seven-Year Summary of Selected Financial Data
44      Summary by Business Segment
45      Summary by Geographic Area
46      Report of Management
47      Report of Ernst & Young LLP, Independent Auditors
48      Consolidated Statements of Income
49      Consolidated Balance Sheets
50      Consolidated Statements of Cash Flows
51      Notes to Consolidated Financial Statements


Becton Dickinson is a medical technology company that manufactures and sells a broad range of supplies, devices and systems for use by health care professionals, medical research institutions, industry and the general public. The Company focuses strategically on achieving growth in two worldwide business segments -- the Medical Supplies and Devices Segment ("Medical") and the Diagnostic Systems Segment ("Diagnostic"). The Company's financial results and the operating performance of the segments are discussed below. The following references to years relate to the Company's fiscal year, which ends on September 30.

--------------------------------------------------------------------------------
Stock Split and Per-Share Data
--------------------------------------------------------------------------------

In August 1998, the Company distributed shares to effect a two-for-one stock split to shareholders of record on August 10, 1998. In December 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share", which requires presentation of both basic and diluted earnings per share in the income statement. Share and per-share data presented in the Financial Review for all periods have been restated to reflect the stock split and to conform to the SFAS No. 128 requirements.

--------------------------------------------------------------------------------
Special and Other Charges
--------------------------------------------------------------------------------

During the third quarter of 1998, the Company recorded special charges of $91 million, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. The Company's plan for restructuring its manufacturing operations includes the closure of a surgical blade plant in the United States and the consolidation of certain other production functions. The write-down of assets includes an impairment loss related primarily to goodwill associated with prior acquisitions in the manual microbiology business. The sustained decline in sales volume of this business, combined with the Company's increased focus on new and developing alternative technologies, created an impairment indicator that required a reassessment of recoverability.

The Company also recorded $22 million of charges in 1998, primarily in the third and fourth quarters, associated with the reengineering of business processes relating to the enterprise-wide program to upgrade the Company's business systems. The majority of these charges are included in selling and administrative expense. This program will develop a platform of common business practices for the Company and will coordinate the installation of a global software system to provide more efficient access to worldwide business information. Over the next three years, the Company expects to spend approximately $154 million associated with this program, primarily relating to hardware and software-related costs which will be substantially capitalized. For additional discussion of the above charges, see Note 5 of the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
Acquisitions
--------------------------------------------------------------------------------

During 1998, the Company acquired six businesses, primarily in the Medical segment, for an aggregate of $546 million in cash and up to 595,520 shares of the Company's common stock, pending the resolution of certain post-closing matters. These acquisitions include the purchase of the Medical Devices Division ("MDD") of The BOC Group for approximately $457 million in cash, subject to certain post-closing adjustments. The Company recorded a charge of $30 million for purchased in-process research and development in connection with this acquisition. Last year, the Company acquired two businesses in the Diagnostic Segment, for an aggregate of $217 million in cash. The Company recorded a charge of $15 million last year for purchased in-process research and development in connection with these acquisitions. All acquisitions were recorded under the purchase method of accounting and the results of operations of the acquired companies are included in the consolidated results of the Company from their respective acquisition dates. For additional discussion of acquisitions, see
Note 2 of the Notes to Consolidated Financial Statements. The Company continues to seek acquisitions that complement its existing businesses and geographic presence, as well as contribute to the acceleration of revenue growth.

--------------------------------------------------------------------------------
Revenues and Earnings
--------------------------------------------------------------------------------

Worldwide revenues rose 11% to $3.1 billion. Excluding the estimated impact of unfavorable foreign currency translation, worldwide revenues grew 14%, with acquisitions contributing 7%. The growth in the underlying businesses (which as used herein excludes the effects of foreign currency translation and acquisitions in 1998 and 1997) resulted primarily from volume increases and an improved product mix in both segments.

Health care cost containment remains an important factor in many of the markets served by the Company. By improving manufacturing and administrative productivity and leveraging the Company's worldwide presence and capabilities, the Company's cost to serve its customers has continued to decline. Health care providers have increasingly demonstrated their preference to enter into comprehensive purchasing arrangements with the Company to take full advantage of logistic efficiencies and the aggregation of their buying power. Although such arrangements typically increase pricing pressures, they ultimately contribute to manufacturing and administrative efficiencies for the Company.

Medical revenues of $1.7 billion increased 14%. Excluding the estimated impact of unfavorable foreign currency translation, Medical revenues grew 16%, with acquisitions contributing 8%. Revenue growth of the underlying businesses was led by strong sales of infusion therapy and hypodermic products due to market share gains, and increased sales of prefillable syringes to pharmaceutical companies. Diabetes health care products also exhibited strong sales growth.

Medical operating income of $320 million decreased 8% compared to 1997. Excluding special and other charges, the estimated unfavorable impact of foreign currency translation, and the impact of acquisitions, including related charges of $30 million recorded in 1998 for purchased in-process research and development, Medical operating income increased 19%. This performance was primarily due to revenue growth, improved sales mix and productivity improvements.

Diagnostic revenues of $1.4 billion increased 8%. Excluding the estimated impact of unfavorable foreign currency translation, Diagnostic revenues grew 11%, with acquisitions contributing 7%. Revenue growth of the underlying businesses was led by continued strong sales of sample collection devices, fueled by the continued conversion of the market to higher value, lower cost-in-use safety-engineered products. Sales of FACS brand flow cytometry systems continued to grow from market share gains and new product introductions. Although overall revenues of infectious disease products increased as a result of a prior year acquisition, the growth rate of this business continues to be adversely affected by cost containment in testing.

Diagnostic operating income of $193 million was about the same as last year. Excluding special and other charges, the estimated impact of unfavorable foreign currency translation, and the impact of acquisitions, including related charges of $15 million recorded in 1997 for purchased in-process research and development, Diagnostic operating income increased 22%. This performance was primarily due to an improved sales mix and manufacturing productivity.

On a geographical basis, revenues outside the United States of $1.4 billion increased 8%. Excluding the estimated impact of unfavorable foreign currency translation, revenues outside the United States grew 14%, with acquisitions contributing 8%. Revenue growth of the underlying businesses was led by strong sales of injection systems products, sample collection devices and FACS brand flow cytometry systems, particularly in Europe and Latin America. Revenue growth in the Asia Pacific region, while in excess of 10% excluding the estimated impact of unfavorable foreign currency translation, was adversely affected by the continuing slow down of economic growth in this region.

Revenues in the United States were $1.7 billion, an increase of 14%, with acquisitions contributing 7%. Revenue growth of the underlying businesses was led by strong increases in sales of sample collection devices, infusion therapy products and diabetes health care products. FACS brand flow cytometry systems also exhibited strong sales growth, reflecting market share gains and new product introductions. As mentioned earlier, sales of infectious disease products continued to be negatively affected by cost containment in testing.

Gross profit margin was 50.6%, compared with 49.7% last year, reflecting the Company's continued success in improving manufacturing efficiency, as well as a more profitable mix of products sold.

Selling and administrative expense of $862 million was 27.6% of revenues. Excluding the effects of the reengineering charges related to the enterprise-wide program to upgrade the Company's business systems and the impact of the MDD acquisition, selling and administrative expense would have been 26.7% of revenues, compared with last year's ratio of 27.3%. This ratio reflects savings achieved through the Company's tight spending controls and productivity improvements.

Investment in research and development increased to $218 million or 7.0% of revenues, including the $30 million charge for purchased in-process research and development related to the MDD acquisition. In 1997, the Company recorded a charge of $15 million for purchased in-process research and development associated with two acquisitions. Excluding the effect of purchased in-process research and development in both years, investment in research and development remained at 6% of revenues, or an increase of 13% over 1997. This increase includes additional funding directed toward emerging new platforms, such as DNA probe technology and other new diagnostic platforms, to support the Company's efforts to accelerate its rate of revenue growth.

Operating income in 1998 of $405 million decreased from last year's $451 million. Excluding the incremental impact of acquisitions and special and other charges, operating income would have been $544 million, or 18.7% of revenues in 1998. The 1997 operating margin would have been 16.6%, adjusted to exclude last year's purchased in-process research and development charges. This increase in operating margin resulted from an improved gross profit margin, as well as a lower selling and administrative expense ratio.

Net interest expense of $56 million in 1998 was $17 million higher than in 1997, primarily due to additional borrowings to fund acquisitions.

"Other (expense) income, net" in 1998 included foreign exchange losses of $11 million, including hedging costs, and a gain of $3 million on the sale of an investment.

The effective tax rate in 1998 was 30.6% compared to 29% in 1997. The increase is principally due to the lack of a tax benefit associated with a larger purchased in-process research and development charge recorded in 1998 as compared to 1997.

Net income was $237 million, compared with $300 million in 1997. Diluted earnings per share were $.90, compared with $1.15 in 1997. The effects of the special and other charges and the MDD acquisition, including the purchased in-process research and development charge recorded in 1998, decreased diluted earnings per share by $.47, and the estimated impact of unfavorable foreign currency translation was $.07 per share. Exclusive of these items and the in-process research and development charges recorded in 1997, diluted earnings per share grew 19% over last year.

--------------------------------------------------------------------------------
Financial Instrument Market Risk
--------------------------------------------------------------------------------

The Company selectively uses financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions and the Company does not have significant exposure to any one counterparty. The Company does not enter into financial instruments for trading or speculative purposes.

The Company's foreign currency exposure is primarily in Western Europe, Asia Pacific, Japan, Brazil and Mexico. Foreign exchange risk arises when the Company enters into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than the functional currency. In hyperinflationary countries, principally Mexico, net monetary assets denominated in local currencies are exposed to foreign exchange risk. During 1998 and 1997, the Company hedged substantially all of its foreign exchange exposures primarily through the use of forward contracts and currency options. These derivative instruments typically have average maturities of less than six months. As hedges, gains or losses on these derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. Therefore, with respect to derivative instruments outstanding at September 30, 1998 and 1997, a 10% appreciation or depreciation of the U.S. dollar from the September 30, 1998 and 1997 market rates would not have a material effect on the Company's earnings.

The Company's primary interest rate exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, the Company strives to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. Based on the Company's overall interest rate exposure at September 30, 1998 and 1997, a change of 10% in interest rates would not have a material effect on the Company's earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of the Company's long-term debt and interest rate swaps at September 30, 1998 and 1997 by approximately $48 million and $35 million, respectively. A 10% decrease in interest rates would increase the fair value of the Company's long-term debt and interest rate swaps at September 30, 1998 and 1997 by approximately $54 million and $39 million, respectively.

In 1998, the currencies of many countries in Southeast Asia, in which the Company maintains operations, depreciated against the U.S. dollar, continuing a trend which began in the second half of 1997. The Company largely offset the foreign exchange transaction impact of these devaluations through the hedging of its exposures in the affected currencies, and therefore, the impact on the Company was insignificant.

The Company manufactures various medical products in Brazil for sale in that country and for export. In addition, the Company imports other medical and diagnostic products from affiliates for distribution within Brazil. While the Brazilian economy has experienced very high inflation rates and significant devaluation of its currency in the past, more recently, inflation and the rate of currency devaluation have declined significantly. Effective January 1, 1998, the Company no longer considered its Brazilian business to be operating in a highly inflationary economy as defined by SFAS No. 52 "Foreign Currency Translation". The Company also manufactures in Mexico and imports various medical and diagnostic products from affiliates for sale in Mexico. Since December 1994, the Mexican economy has experienced a period of high inflation, recession and currency instability. More recently, Mexico's economy and currency have shown signs of stabilizing. The Company anticipates that, effective January 1, 1999, it will no longer consider its Mexican business to be operating in a highly inflationary economy as defined by SFAS No. 52.

--------------------------------------------------------------------------------
Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash provided by operations continued to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1998, net cash provided by operating activities was $501 million, compared with $443 million in 1997.

Capital expenditures were $181 million in 1998, compared with $170 million in the prior year. Medical capital spending, which totaled $105 million in 1998, included spending on a new syringe manufacturing facility in India, an additional pen needle manufacturing line in Ireland, and the expansion of the prefillable syringe business in Mexico. Funds also were expended for the acquisition of equipment for the ongoing expansion of the hypodermic and infusion therapy businesses. Diagnostic capital spending, which totaled $66 million in 1998, included the acquisition of additional equipment by the sample collection business for capacity expansion for several products with added safety features. Funds also were expended for the acquisition of equipment for the Company's new identification and susceptibility testing product, and the new BDProbeTec ET brand DNA probe diagnostic product. Funds expended outside of the above segments included those related to the enterprise-wide program to upgrade the Company's business systems, as discussed earlier. The Company expects capital expenditures to increase about 20-25% in 1999 over 1998.

The Company expended $537 million, net of cash acquired, for business acquisitions. The Company intends to use substantial amounts of the excess cash that is expected to be generated over the next several years to pursue acquisitions and strategic alliances. In October 1998, the Company acquired a home health care business for $15 million in cash, subject to certain post-closing adjustments. The terms of this agreement provide for additional consideration to be paid if the acquired entity's revenues exceed certain targeted levels. The maximum amount of the remaining contingent consideration is approximately $72 million, which if earned, would be payable over the next four years.

Net cash provided by financing activities was $242 million during 1998 as compared with a use of cash of $92 million during 1997. This change was due primarily to a reduction in common share repurchases, as well as net proceeds received from the issuance of commercial paper in 1998 versus net repayments in 1997.

In 1998, the Company repurchased 1.8 million of its common shares at an average cost of $24.34 for a total expenditure of $44 million, compared with repurchases totaling $150 million in 1997. This reduction in share repurchases was consistent with the Company's long-standing strategy of allocating funds to meet the needs of businesses and to finance strategic acquisitions before funding share repurchases. Although the Company expects to limit its share repurchases in the future, authorization to repurchase up to an additional 21.3 million shares remained at September 30, 1998 under a March 24, 1998 Board of
Directors' resolution.

During 1998, total debt increased $352 million, primarily as a result of increased spending on acquisitions. Short-term debt was 33% of total debt at year end, compared with 17% in 1997. The change in the percentage was principally attributable to the use of short-term debt to finance a portion of the MDD acquisition. The Company's weighted average cost of total debt at the end of 1998 was 7.3%, compared with 7.6% at the end of last year. Debt to capitalization at year end increased to 41.4% from 36.3% last year due to additional borrowings related to acquisitions.

The Company negotiated a one-year, $100 million line of credit to supplement its existing five-year, $500 million syndicated and committed revolving credit facility. There were no borrowings outstanding under either facility at September 30, 1998. These facilities can be used to support the Company's commercial paper program, under which $205 million was outstanding at September 30, 1998, and for other general corporate purposes. In addition, the Company has informal lines of credit outside the United States. In July 1998, the Company issued to the public $200 million of 30-year non-redeemable notes with a coupon rate of 6.7% and an effective rate of 7.08%. The Company used the net proceeds to repay a portion of its commercial paper. Based on its strong financial condition, the Company has a high degree of confidence in its ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required. The Company has available $300 million under a $500 million shelf registration statement filed in October 1997 for the issuance of debt securities.

Return on equity decreased to 15.8% in 1998 from 22.1% in 1997, primarily due to the impact of special and other charges and the MDD acquisition, including the purchased in-process research and development charge.

--------------------------------------------------------------------------------
Year 2000 Readiness Disclosure
--------------------------------------------------------------------------------

General

The Company has developed and is well into implementing a Company-wide Year 2000 plan (the "Plan") with the intent to ensure that its computer equipment and software and devices with date-sensitive embedded technology will be able to distinguish between the year 1900 and the year 2000 and will function properly with respect to all dates, whether in the twentieth or twenty-first centuries (such functionality is referred to below as being "Year 2000 compliant"). An inability to function accurately with respect to all such dates could result in a system failure or disruption of operations, including a temporary inability to process transactions, receive orders, send invoices or engage in other customary business practices.

The Company's Plan includes a series of initiatives to ensure that all of the Company's computer equipment and software will function properly into the next millennium. "Computer equipment (or hardware) and software" includes systems generally thought of as information-technology dependent, such as accounting, data processing, and telephone equipment, as well as systems not obviously information-technology dependent, such as manufacturing equipment, telecopier machines, and security systems. These systems may contain embedded technology, which requires that the Company's Plan include broad identification, assessment, remediation and testing efforts.

Based upon its identification and assessment efforts to date, the Company believes that certain of its computer equipment and software will require replacement or modification. In addition, in the ordinary course of business, the Company periodically replaces computer equipment and software, and in so doing, seeks to acquire only Year 2000 compliant software and hardware. The Company presently believes that its planned modifications or replacements of certain existing computer equipment and software will be completed on a timely basis so as to avoid any of the potential Year 2000-related disruptions or malfunctions of its computer equipment and software that it has identified.

Project

The Company's Plan consists of four major focus areas: information-technology ("IT") systems; non-IT systems; third-party considerations; and products.

The tasks common to each of these areas of focus are: (i) the identification and assessment of Year 2000 issues; (ii) prioritization of the identified issues;
(iii) assessment of compliance; (iv) remediation; (v) testing; and (vi) design and implementation of contingency and business continuation plans.

The Company is utilizing both internal and external resources to ensure that it is Year 2000 compliant prior to any currently anticipated impact of the new millennium. The following table set forth below summarizes, by focus area, the current status and projected dates of completion for each of the related tasks:

                        Estimated % of Completion / Projected Date of Completion

-------------------------------------------------------------------------------------------------------------------
Focus Area                              IT Systems      Non-IT Systems     3rd Party Considerations     Products
-------------------------------------------------------------------------------------------------------------------
                                           100%              100%                   100%                  100%
Identification and Assessment           ---------         ---------              ---------              ---------
 of Year 2000 Issues                    Completed         Completed              Completed              Completed
-------------------------------------------------------------------------------------------------------------------
                                           100%              100%                   100%                  100%
Prioritization of Identified Issues     ---------         ---------              ---------              ---------
                                        Completed         Completed              Completed              Completed
-------------------------------------------------------------------------------------------------------------------
                                           100%               80%                    15%                  100%
Assessment of Compliance                ---------         ---------              ---------              ---------
                                        Completed         June 1999            September 1999           Completed
-------------------------------------------------------------------------------------------------------------------
                                            60%               30%                    --                    75%
Remediation                             ---------         ---------              ---------              ---------
                                      September 1999      June 1999            September 1999           June 1999
-------------------------------------------------------------------------------------------------------------------
                                            30%               15%                    --                    75%
Testing                                 ---------         ---------              ---------              ---------
                                      September 1999      June 1999            September 1999           July 1999
-------------------------------------------------------------------------------------------------------------------
                                            --                --                     --                    50%
Contingency and Business                ---------         ---------              ---------              ---------
Continuation Plans                    September 1999      June 1999            September 1999           May 1999

-------------------------------------------------------------------------------------------------------------------

IT Systems

The IT Systems section focuses on the Company's computer hardware and software. The Company estimates that as of October 31, 1998, it had completed approximately 55% of the effort it believes necessary or prudent to adequately address the potential Year 2000 issues it has identified in connection with its IT systems. The balance of the work is underway and is scheduled for completion on or about September 1999. The testing process is continuous, as hardware or software is remediated, upgraded or replaced. The Company is in the early stages of contingency and business continuation planning which it expects to complete on or about September 1999.

Non-IT Systems

The non-IT Systems section includes the hardware, software and associated embedded computer technologies that are used to operate Company facilities, equipment and other activities that are not related to IT systems. The Company estimates that as of October 31, 1998, it had completed approximately 50% of the initiatives that it believes necessary or prudent to adequately address potential Year 2000 issues affecting its non-IT systems. The Company intends to commence its non-IT systems contingency and business continuation planning in January 1999 and have all phases of the Plan relating to non-IT systems completed on or about June 1999.

Third-Party Considerations

The Company is in the process of identifying, prioritizing and communicating with critical suppliers, distributors and customers to determine the extent to which the Company may be vulnerable in the event those parties fail to properly identify and remediate their own Year 2000 issues. Detailed evaluations of the most critical third parties have been initiated through questionnaires, interviews, on-site visits and other available means. The Company intends to monitor the progress made by those parties, test critical system interfaces and formulate appropriate contingency and business continuation plans to address third-party issues identified through its evaluations and assessments.

Products

The mission of the products team is to identify any Company products that are not Year 2000 compliant and determine and implement on a timely basis appropriate remedial steps. The Company has completed its identification of such products and estimates that it will have completed the necessary upgrades and replacements required to make such products Year 2000 compliant by June 1999. Contingency and business continuation planning with respect to products that may prove to be non-Year 2000 compliant is scheduled to be completed by May 1999.

Costs

The total cost of the Company's Year 2000 Plan is not expected to be material to the Company's financial condition. The estimated total cost of the Plan is approximately $15 million, and is being funded through operating cash flows. As of September 30, 1998, the Company had incurred approximately $2.5 million in costs related to its Year 2000 identification, assessment, remediation and testing efforts. Of the total remaining anticipated costs of the Plan, approximately $2 million is attributable to the purchase of new software and hardware and approximately $4 million is attributable to contingency and business continuation plans. The remaining $6.5 million relates to the repair, reprogramming or modification of hardware and software, of which approximately $4 million represents the redeployment of existing resources. None of the Company's other information technology projects have been delayed or deferred as a result of the implementation of the Plan.

Risks

The Company presently believes it has an effective Plan in place to anticipate and resolve any potential Year 2000 issues in a timely manner. In the event, however, that the Company does not properly identify Year 2000 issues or the compliance assessment, remediation and testing is not conducted on a timely basis with respect to the Year 2000 issues that are identified, there can be no assurance that Year 2000 issues will not materially and adversely affect the Company's results of operations or relationships with third parties. In addition, disruptions in the economy generally resulting from Year 2000 issues also could materially and adversely affect the Company. The amount of potential liability and lost revenue that would be reasonably likely to result from the failure by the Company and certain key third parties to achieve Year 2000 compliance on a timely basis cannot be reasonably estimated at this time. A contingency plan has not yet been developed for dealing with the most reasonably likely worst case scenario, and such scenario has not yet been clearly identified. The Company expects to complete its analysis and contingency planning by September 30, 1999.

The estimated costs of the Company's Plan and the dates by which the Company believes it will have completed each of the phases of the Plan, are based upon management's best estimates, which rely upon numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans, and other factors. These estimates, however, may prove not to be accurate, and actual results could differ materially from those anticipated. Factors that could result in material differences include, without limitation, the availability and cost of personnel with the appropriate training and experience, the ability to identify, assess, remediate and test all relevant computer codes and embedded technology, and similar uncertainties. In addition, Year 2000-related issues may lead to possible third-party claims, the impact of which cannot yet be estimated. No assurance can be given that the aggregate cost of defending and resolving such claims, if any, would not have a material adverse effect on the Company.

--------------------------------------------------------------------------------
Other Matters
--------------------------------------------------------------------------------

On January 1, 1999, the eleven member countries of the European Union will begin the transition to a common currency, the "euro". These participating countries expect the euro transition to be completed by July 1, 2002. The Company expects to have the system modifications necessary to accommodate euro-denominated transactions by January 1, 1999. The Company is currently evaluating the impact of the euro conversion on market risk and price competition. The Company does not expect this conversion to have a material impact on its results of operations, financial condition or cash flows.

The Company believes that the fundamentally non-cyclical nature of its core medical and diagnostic businesses, its international diversification, and its ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on the Company of economic and political dislocations in the countries in which it does business, including the effects of possible health care system reforms. In 1998, inflation did not have a material impact on the Company's overall operations.

--------------------------------------------------------------------------------
Litigation
--------------------------------------------------------------------------------

The Company, along with a number of other manufacturers, has been named as a defendant in approximately 194 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal Court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania and New Jersey. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company is vigorously defending these lawsuits.

The Company, along with another manufacturer and several medical product distributors, has been named as a defendant in seven product liability lawsuits relating to health care workers who allegedly sustained accidental needle sticks, but have not become infected with any disease. The cases have been filed on behalf of an unspecified number of health care workers in seven different states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The actions are pending in state court in Texas, under the caption Calvin vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in California, under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; and in state court in Florida, under the caption Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on November 9, 1998.

Generally, these actions allege that health care workers have sustained needle sticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the health care workers have suffered mental anguish. In addition, in the Chavez matter, the plaintiff asserts a claim for unfair competition, alleging that the Company has suppressed the market for safety-engineered products through various means. Plaintiffs seek money damages in all actions. The plaintiff in the Chavez matter, in addition to money damages, seeks disgorgement of profits the Company has purportedly obtained as a result of alleged unfair competition.

The pending class actions are in preliminary stages. The Company intends to vigorously oppose class certification and defend these lawsuits.

The Company, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, has been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that the Company's contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that the Company has conspired with other manufacturers to maintain its market share in these products. Plaintiff seeks money damages. The pending action is in preliminary stages. The Company intends to mount a vigorous defense in this action.

The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.

In the opinion of the Company, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

--------------------------------------------------------------------------------
Environmental Matters
--------------------------------------------------------------------------------

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund", and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for an estimated environmental liability based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. The Company believes that any reasonably possible losses in excess of accruals would be immaterial to the Company's financial condition.

--------------------------------------------------------------------------------
Adoption of New Accounting Standards
--------------------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This Statement requires the presentation of comprehensive income, which consists of net income and other comprehensive income, and its components in a full set of financial statements. As required, the Company will adopt the provisions of this Statement in the first quarter of fiscal year 1999. For additional discussion, see Note 11 of the Notes to Consolidated Financial Statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes a new method by which companies will report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. As required by the Statement, the Company will adopt the provisions of SFAS No. 131 in its fiscal year-end 1999 financial statements and different operating segments may be reported by the Company.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement standardizes the disclosure requirements, requires additional information on changes in benefit obligations and fair values of plan assets, and eliminates certain disclosures. As required by the Statement, the Company will adopt the new disclosure rules in its fiscal year-end 1999 financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company is required to adopt the provisions of this Statement no later than its fiscal year 2000. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has not yet determined the future impact on the Company's consolidated financial statements.

--------------------------------------------------------------------------------
1997 Compared With 1996
--------------------------------------------------------------------------------

Worldwide revenues for 1997 rose 1.5% to $2.8 billion. Excluding the estimated impacts of unfavorable foreign currency translation of 3% and the net impact of acquisitions and divestitures, the resulting growth rate was 5%. This growth rate resulted primarily from volume increases and an improved product mix in both segments. Price increases were limited as a result of health care cost containment pressures in the United States and abroad, as well as increased competition in certain product lines. Medical revenues for 1997 of $1.5 billion increased 7% over the prior year, excluding the estimated unfavorable impact of foreign currency translation and the decrease in revenues related to divested non-core product lines. Diagnostic revenues for 1997 of $1.3 billion increased
3%. The incremental revenues related to acquisitions were offset by the estimated impact of unfavorable foreign currency translation of 4%.

The Company's gross profit margin rose to 49.7%, compared with 48.4% in 1996, reflecting the Company's continued success in improving manufacturing efficiency as well as a more profitable mix of products sold.

Selling and administrative expense was 27.3% of revenues, the same percentage as in 1996. Aggregate expenses were slightly higher, reflecting increased investment in new international markets and new strategic initiatives, partially offset by savings achieved through the Company's productivity improvements. Investment in research and development increased to $181 million, or 6.4% of revenues. Excluding $15 million of charges for purchased in-process research and development recorded in 1997, research and development was 5.9% of revenues, compared with 5.6% in 1996. This spending included additional funding for new blood collection and infusion therapy safety-engineered products, and emerging new platforms.

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

"Other income (expense), net" in 1997 included $8 million of gains from the disposition of non-core business lines and a gain of $6 million on the sale of an investment. Also included were foreign exchange losses of $5 million, including hedging costs. "Other income (expense), net" in 1996 included income of $8 million from a net cash settlement received in connection with one of the Company's patents and foreign exchange losses of $8 million, including hedging costs.

The effective tax rate in 1997 was 29%, as compared with 28% in 1996, principally due to the lack of a tax benefit associated with the $15 million of purchased in-process research and development charges recorded in 1997, as discussed earlier, which was partially offset by a slight improvement in the mix in income among tax jurisdictions.

Net income was $300 million, an increase of 6% over $283 million in 1996. Diluted earnings per share were $1.15, an increase of 10% over $1.05 in 1996. The purchased in-process research and development charges recorded in 1997 decreased diluted earnings per share by $.06, and the estimated impact of unfavorable foreign currency translation was $.08 per share. Adjusting for these two items, diluted earnings per share grew 23% over 1996.

Cash provided by operations continued to be the Company's primary source of funds to finance operating needs and capital expenditures. Capital expenditures were $170 million, compared with $146 million in 1996. Medical and Diagnostic capital spending totaled $106 million and $50 million, respectively, in 1997.

The Company expended $201 million, net of cash acquired, for business acquisitions. Business divestitures in 1997 resulted in cash proceeds of $24 million. The divested operations included an infusion systems business and a small microbiology product line.

Net cash used for financing activities was $92 million during 1997 as compared with $412 million in 1996. This change was due primarily to a reduction in common share repurchases, as well as net proceeds received from newly issued debt, which were partially offset by the repayment of commercial paper.

During 1997, total debt increased $102 million, primarily as a result of increased spending on acquisitions, which was partially offset by lower spending on common stock repurchases. Short-term debt was 17% of total debt at year end, compared with 33% in 1996. The change in the ratio was principally attributable to the repayment of short-term debt with the proceeds of the Company's issuances of long-term debt.

Return on equity increased to 22.1% in 1997, from 20.8% in 1996.

--------------------------------------------------------------------------------
Forward-Looking Statements
--------------------------------------------------------------------------------

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements (as defined under Federal securities laws) made by or on behalf of our Company. Our Company and its representatives from time to time may make certain verbal or written forward-looking statements regarding the Company's performance (including future revenues, products and income), or events or developments that the Company expects to occur or anticipates occurring in the future. All such statements are based upon current expectations of the Company and involve a number of business risks and uncertainties. Actual results could vary materially from anticipated results described in any forward-looking statement. Factors that could cause actual results to vary materially include, but are not limited to, competitive factors, changes in regional, national or foreign economic conditions, changes in interest or foreign currency exchange rates, delays in product introductions, Year 2000 issues, and changes in health care or other governmental practices or regulation, as well as other factors discussed herein and in other of the Company's filings with the Securities Exchange Commission.

----------------------------------------------------------------------------------------------------------------------------------
Seven-Year Summary of Selected Financial Data                                                   Becton, Dickinson and Company
Years Ended September 30
Dollars in thousands,
except per-share amounts            1998          1997          1996          1995         1994           1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
Operations
  Revenues                      $3,116,873    $2,810,523    $2,769,756    $2,712,525    $2,559,461    $2,465,405       $2,365,317
  Gross Profit Margin                 50.6%         49.7%         48.4%         47.0%         45.3%         44.5%            45.0%
  Operating Income                 405,432       450,515       431,249       396,650       325,038       270,425          328,592

  Interest Expense, Net             56,340        39,373        37,409        42,833        47,624        53,412           49,116
  Income Before Income
    Taxes and Cumulative
    Effect of Accounting
    Changes                        340,866       422,640       393,676       349,578       296,159       222,894          269,457
  Income Tax Provision             104,298       122,566       110,229        97,882        68,985        10,054           68,704
  Income Before Cumulative
    Effect of Accounting
    Changes                        236,568       300,074       283,447       251,696       227,174       212,840          200,753
  Net Income                       236,568       300,074       283,447       251,696       227,174        71,783(A)       200,753
  Diluted Earnings Per
    Share:
      -Before Cumulative
        Effect of
        Accounting Changes             .90          1.15          1.05           .89           .76           .67              .63
      -Net Income                      .90          1.15          1.05           .89           .76           .22(A)           .63
  Dividends Per Common Share           .29           .26           .23           .21           .19           .17              .15
  Average Common and Common
    Equivalent Shares
      Outstanding-
    Assuming Dilution
      (thousands)                  262,128       259,586       267,646       280,350       298,618       313,208          313,442
                                ---------------------------------------------------------------------------------------------------

Financial Position
  Current Assets                $1,542,762    $1,312,609    $1,276,841    $1,327,518    $1,326,551    $1,150,742       $1,221,209
  Current Liabilities            1,091,913       678,197       766,122       720,035       678,321       636,062          713,335
  Current Ratio                        1.4           1.9           1.7           1.8           2.0           1.8              1.7
  Property, Plant and
    Equipment, Net               1,302,650     1,250,705     1,244,148     1,281,031     1,376,349     1,403,070        1,429,519
  Total Assets                   3,846,038     3,080,252     2,889,752     2,999,505     3,159,533     3,087,565        3,177,675
  Long-Term Debt                   765,176       665,449       468,223       557,594       669,157       680,581          685,081
  Shareholders' Equity           1,613,820     1,385,433     1,325,183     1,398,385     1,481,694     1,456,953        1,594,926
  Book Value Per Common
    Share                             6.51          5.68          5.36          5.37          5.27          4.88             5.25
                                ---------------------------------------------------------------------------------------------------

Financial Relationships
  Income Before Income
    Taxes and Cumulative
    Effect of Accounting
    Changes as a Percent
    of Revenues                       10.9%         15.0%         14.2%         12.9%         11.6%          9.0%            11.4%
  Return on Total Assets(B)           11.7%         15.9%         15.2%         13.3%         11.5%          9.2%(C)         11.1%
  Return on Equity                    15.8%         22.1%         20.8%         17.5%         15.5%         13.3%(C)         13.6%
  Debt to Capitalization(D)           41.4%         36.3%         34.3%         35.2%         36.1%         37.8%            36.1%
                                ---------------------------------------------------------------------------------------------------

Additional Data
  Depreciation and
    Amortization                $  228,749    $  209,771    $  200,482    $  207,756    $  203,705    $  189,756       $  169,638
  Capital Expenditures             181,416       170,349       145,929       123,760       123,017       184,168          185,559
  Research and Development
    Expense                        217,900       180,626       154,220       144,201       144,227       139,141          125,207
  Number of Employees               21,700        18,900        17,900        18,100        18,600        19,000           19,100
  Number of Shareholders             9,784         8,944         8,027         7,712         7,489         7,463            7,086
                                ---------------------------------------------------------------------------------------------------


All average shares outstanding and per-share data have been restated to reflect the 1998 two-for-one stock split and to conform to the SFAS No. 128 requirements.

(A) Includes after-tax charge of $141,057, or $.45 per share, for the cumulative effect of accounting changes.
(B) Earnings before interest expense and taxes as a percent of average total assets.
(C) Excludes the cumulative effect of accounting changes.
(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

-------------------------------------------------------------------------------------------
Summary by Business Segment                                   Becton, Dickinson and Company
(See Note 15 to Financial Statements)
Thousands of dollars                                   1998              1997          1996
-------------------------------------------------------------------------------------------

Revenues

        Medical Supplies and Devices            $ 1,714,952       $ 1,510,881   $ 1,509,417
        Diagnostic Systems                        1,401,921         1,299,642     1,260,339
        -----------------------------------------------------------------------------------
        Total Segments                          $ 3,116,873       $ 2,810,523   $ 2,769,756
        ===================================================================================


Segment Operating Income

        Medical Supplies and Devices            $   320,184(A)    $   349,613   $   342,015
        Diagnostic Systems                          193,065(B)        194,611       174,656
        -----------------------------------------------------------------------------------
         Total Segments                             513,249           544,224       516,671
        Unallocated Expenses                       (172,383)(C)      (121,584)     (122,995)
        -----------------------------------------------------------------------------------
        Income Before Income Taxes              $   340,866       $   422,640   $   393,676
        ===================================================================================


Identifiable Assets

        Medical Supplies and Devices            $ 2,092,828       $ 1,324,035   $ 1,337,355
        Diagnostic Systems                        1,474,501         1,423,612     1,209,970
        -----------------------------------------------------------------------------------
         Total Segments                           3,567,329         2,747,647     2,547,325
        Corporate(D)                                278,709           332,605       342,427
        -----------------------------------------------------------------------------------
        Total                                   $ 3,846,038       $ 3,080,252   $ 2,889,752
        ===================================================================================


Capital Expenditures

        Medical Supplies and Devices            $   105,417       $   106,298   $    90,918
        Diagnostic Systems                           65,870            50,390        49,651
        -----------------------------------------------------------------------------------
         Total Segments                             171,287           156,688       140,569
        Corporate                                    10,129            13,661         5,360
        -----------------------------------------------------------------------------------
        Total                                   $   181,416       $   170,349   $   145,929
        ===================================================================================


Depreciation and Amortization

        Medical Supplies and Devices            $   104,684       $    88,603   $    89,727
        Diagnostic Systems                          113,388           108,971       101,618
        -----------------------------------------------------------------------------------
         Total Segments                             218,072           197,574       191,345
        Corporate                                    10,677            12,197         9,137
        -----------------------------------------------------------------------------------
        Total                                   $   228,749       $   209,771   $   200,482
        ===================================================================================


(A) Includes $43,181 of the special charges discussed in Note 5.
(B) Includes $45,552 of the special charges discussed in Note 5.
(C) Includes $2,212 of the special charges discussed in Note 5.
(D) Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

-------------------------------------------------------------------------------------------
Summary by Geographic Area                                    Becton, Dickinson and Company
(See Note 15 to Financial Statements)
Thousands of dollars                                   1998              1997          1996
-------------------------------------------------------------------------------------------

Revenues

        United States                           $ 1,690,282       $ 1,486,701   $ 1,423,883
        Europe                                      873,526           787,335       835,984
        Other                                       553,065           536,487       509,889
        -----------------------------------------------------------------------------------
        Total(A)                                $ 3,116,873       $ 2,810,523   $ 2,769,756
        ===================================================================================


Area Operating Income

        United States                           $   395,434(B)    $   383,186   $   349,560
        Europe                                      105,395(C)        147,040       148,812
        Other                                        12,420(D)         13,998        18,299
        -----------------------------------------------------------------------------------
         Total                                      513,249           544,224       516,671
        Unallocated Expenses                       (172,383)(E)      (121,584)     (122,995)
        -----------------------------------------------------------------------------------
        Income Before Income Taxes              $   340,866       $   422,640   $   393,676
        ===================================================================================


Identifiable Assets

        United States                           $ 1,840,257       $ 1,653,144   $ 1,459,260
        Europe                                    1,128,084           601,398       649,206
        Other                                       598,988           493,105       438,859
        -----------------------------------------------------------------------------------
         Total                                    3,567,329         2,747,647     2,547,325
        Corporate(F)                                278,709           332,605       342,427
        -----------------------------------------------------------------------------------
        Total                                   $ 3,846,038       $ 3,080,252   $ 2,889,752
        ===================================================================================


(A) Interarea revenues to affiliates amounted to $423,370 in 1998, $406,898 in 1997 and $368,834 in 1996. These revenues, which are principally from the United States, are eliminated in consolidation. Intersegment revenues are not material.
(B) Includes $56,703 of the special charges discussed in Note 5.
(C) Includes $21,702 of the special charges discussed in Note 5.
(D) Includes $10,328 of the special charges discussed in Note 5.
(E) Includes $2,212 of the special charges discussed in Note 5.
(F) Consists principally of cash and cash equivalents, short-term and long-term investments in marketable securities, buildings and equipment, and investments in non-affiliated companies.

Consolidated Statements of Income                               Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars, except per-share amounts                   1998          1997         1996

Operations        Revenues                                 $3,116,873   $ 2,810,523   $2,769,756
                  Cost of products sold                     1,541,032     1,413,311    1,429,177
                  Selling and administrative expense          861,564       766,071      755,110
                  Research and development expense            217,900       180,626      154,220
                  Special charges                              90,945            --           --
                  ------------------------------------------------------------------------------
                  Total Operating Costs and Expenses        2,711,441     2,360,008    2,338,507
                  ------------------------------------------------------------------------------
                  Operating Income                            405,432       450,515      431,249
                  Interest expense, net                       (56,340)      (39,373)     (37,409)
                  Other (expense) income, net                  (8,226)       11,498         (164)
                  ------------------------------------------------------------------------------
                  Income Before Income Taxes                  340,866       422,640      393,676
                  Income tax provision                        104,298       122,566      110,229
                  ------------------------------------------------------------------------------
                  Net Income                               $  236,568    $  300,074   $  283,447
                  ==============================================================================

Earnings Per      Basic                                          $.95         $1.21   $     1.10
Share             Diluted                                        $.90         $1.15   $     1.05
                  ==============================================================================

See notes to consolidated financial statements


Consolidated Balance Sheets                                                     Becton, Dickinson and Company
September 30
Thousands of dollars, except per-share amounts                                         1998             1997
Assets                       Current Assets
                              Cash and equivalents                               $   83,251       $  112,639
                              Short-term investments                                  7,390           28,316
                              Trade receivables, net                                726,558          595,685
                              Inventories                                           536,791          438,337
                              Prepaid expenses, deferred taxes and other            188,772          137,632
                             -------------------------------------------------------------------------------
                                Total Current Assets                              1,542,762        1,312,609
                             Property, Plant and Equipment, Net                   1,302,650        1,250,705
                             Goodwill, Net                                          412,070          164,097
                             Other Intangibles, Net                                 334,275          167,847
                             Other                                                  254,281          184,994
                             -------------------------------------------------------------------------------
                             Total Assets                                        $3,846,038       $3,080,252
                             ===============================================================================

Liabilities                  Current Liabilities
                              Short-term debt                                    $  385,162       $  132,440
                              Accounts payable                                      208,500          128,476
                              Accrued expenses                                      278,964          226,182
                              Salaries, wages and related items                     180,854          145,396
                              Income taxes                                           38,433           45,703
                             -------------------------------------------------------------------------------
                                Total Current Liabilities                         1,091,913          678,197
                             Long-Term Debt                                         765,176          665,449
                             Long-Term Employee Benefit Obligations                 326,620          306,514
                             Deferred Income Taxes and Other                         48,509           44,659
                             Commitments and Contingencies                               --               --

Shareholders'                ESOP convertible preferred stock - $1 par value:
Equity                        authorized - 1,016,949 shares; issued and
                              outstanding - 829,815 shares in 1998 and
                              866,286 shares in 1997                                 48,959           51,111
                             Common stock - $1 par value: authorized
                              640,000,000 shares in 1998 and 320,000,000 in
                              1997; issued - 332,662,160 shares in 1998 and
                              167,244,580 shares in 1997                            332,662          167,245
                             Capital in excess of par value                              --           83,422
                             Cumulative currency translation adjustments            (83,216)         (86,870)
                             Retained earnings                                    2,350,781        2,249,463
                             Unearned ESOP compensation                             (24,463)         (28,620)
                             Deferred compensation                                    4,903               --
                             Common shares in treasury  - at cost - 84,818,944
                              shares in 1998 and 45,161,091 shares in 1997       (1,015,806)      (1,050,318)
                             -------------------------------------------------------------------------------
                                Total Shareholders' Equity                        1,613,820        1,385,433
                             -------------------------------------------------------------------------------
                             Total Liabilities and Shareholders' Equity         $ 3,846,038      $ 3,080,252
                             ===============================================================================

See notes to consolidated financial statements


Consolidated Statements of Cash Flows                                                     Becton, Dickinson and Company
Years Ended September 30
Thousands of dollars                                                                1998             1997           1996
Operating                    Net income                                       $  236,568       $  300,074     $  283,447
Activities                   Adjustments to net income to derive
                              net cash provided by operating activities:
                               Depreciation and amortization                     228,749          209,771        200,482
                               Non-cash special charges                           58,445               --             --
                               Deferred income taxes                             (32,332)         (29,695)       (13,497)
                               Purchased in-process research
                                and development                                   30,000           14,750             --
                               Change in operating assets
                                (excludes impact of acquisitions):
                                Trade receivables                                (77,649)         (30,014)       (21,589)
                                Inventories                                      (54,066)         (24,074)       (10,141)
                                Prepaid expenses, deferred taxes and other       (42,378)           8,301        (20,581)
                                Accounts payable, income taxes
                                 and other liabilities                           133,500          (11,760)        28,596
                                Other, net                                        19,925            5,394         13,726
                             -------------------------------------------------------------------------------------------
                             Net Cash Provided by Operating Activities           500,762          442,747        460,443
                             -------------------------------------------------------------------------------------------

Investing                    Capital expenditures                               (181,416)        (170,349)      (145,929)
Activities                   Acquisitions of businesses, net of cash acquired   (536,501)        (200,832)       (16,501)
                             Proceeds from dispositions of businesses                 --           24,343         38,027
                             (Purchases) proceeds of short-term investments, net  (3,197)           2,544          5,190
                             Proceeds from sales of long-term investments         26,709           31,307         29,208
                             Purchases of long-term investments                  (18,925)          (6,000)        (3,125)
                             Other, net                                          (56,438)         (45,079)       (16,736)
                             -------------------------------------------------------------------------------------------
                             Net Cash Used for Investing Activities             (769,768)        (364,066)      (109,866)
                             -------------------------------------------------------------------------------------------

Financing                    Change in short-term debt                           127,802          (77,687)        71,103
Activities                   Proceeds of long-term debt                          190,639          292,168             --
                             Payment of long-term debt                            (2,951)        (118,686)      (130,597)
                             Issuance of common stock                             46,013           29,393         35,366
                             Repurchase of common stock                          (44,476)        (150,003)      (325,874)
                             Dividends paid                                      (75,332)         (67,161)       (61,660)
                             -------------------------------------------------------------------------------------------
                             Net Cash Provided by (Used for)
                                 Financing Activities                            241,695          (91,976)      (411,662)
                             -------------------------------------------------------------------------------------------
                             Effect of exchange rate changes on cash and
                              equivalents                                         (2,077)          (9,217)        (2,270)
                             -------------------------------------------------------------------------------------------
                             Net Decrease in Cash and Equivalents                (29,388)         (22,512)       (63,355)
                             Opening Cash and Equivalents                        112,639          135,151        198,506
                             -------------------------------------------------------------------------------------------
                             Closing Cash and Equivalents                     $   83,251      $   112,639     $  135,151
                             ===========================================================================================

See notes to consolidated financial statements

Notes to Consolidated Financial Statements      Becton, Dickinson and Company
Thousands of dollars, except per-share amounts

Index
Note    Subject                                                   Page

 1      Summary of Significant Accounting Policies                 51
 2      Acquisitions                                               52
 3      Employee Stock Ownership Plan (ESOP)/
        Savings Incentive Plan                                     53
 4      Benefit Plans                                              53
 5      Special and Other Charges                                  55
 6      Other (Expense) Income, Net                                55
 7      Income Taxes                                               55
 8      Supplemental Balance Sheet Information                     56
 9      Debt                                                       57
10      Financial Instruments                                      57
11      Shareholders' Equity                                       59
12      Commitments and Contingencies                              60
13      Stock Plans                                                61
14      Earnings Per Share                                         63
15      Business Segment Data                                      63

--------------------------------------------------------------------------------
1 Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. The cost of additions, improvements, and interest on construction are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives which range from twenty to forty-five years for buildings, four to ten years for machinery and equipment and three to twenty years for leasehold improvements.

Goodwill and Other Intangibles

Goodwill represents costs in excess of net assets of businesses acquired and is amortized over periods principally ranging from fifteen to forty years, using the straight-line method. Other intangibles, which include patents, technology and other, are amortized over periods principally ranging from three to forty years, using the straight-line method. Goodwill and other intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. An impairment loss is recognized in operating results to the extent their carrying value exceeds fair value.

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

Earnings Per Share

In December 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share", which specifies the computation, presentation and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. This Statement simplifies the computation of earnings per share by replacing the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Unlike primary earnings per share, basic earnings per share exclude any dilutive effect of options, warrants and convertible securities. Diluted earnings per share are very similar to the previously reported fully diluted earnings per share. For all periods, per-share data has been restated to conform to the SFAS No. 128 requirements and to reflect a two-for-one stock split, the shares for which were distributed in August 1998.

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

The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and purchased currency options, when it deems appropriate. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term debt and investments. In connection with issuances of long-term debt, the Company may also enter into forward rate agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged.

The Company accounts for derivative financial instruments using the deferral method of accounting when such instruments are intended to hedge an identifiable firm foreign currency commitment and are designated as, and effective as, hedges. Foreign exchange exposures arising from certain receivables, payables, and short-term borrowings that do not meet the criteria for the deferral method are marked to market. Resulting gains and losses are recognized currently in Other (expense) income, net, largely offsetting the respective losses and gains recognized on the underlying exposures.

The Company designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under such hedge agreements.

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

Stock-Based Compensation

Under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price.

--------------------------------------------------------------------------------
2  Acquisitions
--------------------------------------------------------------------------------

During fiscal year 1998, the Company acquired six businesses for an aggregate of $545,603 in cash and up to 595,520 shares of the Company's common stock, or 297,760 shares on a pre-split basis. At September 30, 1998, 74,440 of these shares, or 37,220 shares on a pre-split basis, remained in escrow, pending the resolution of certain post-closing matters. These acquisitions were recorded under the purchase method of accounting and, therefore, the purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates.

Included in 1998 acquisitions is the purchase of the Medical Devices Division ("MDD") of The BOC Group, which was completed in April, for approximately $457,000 in cash, subject to certain post-closing adjustments. In connection with this acquisition, a charge of $30,000 for purchased in-process research and development was included in the Company's third quarter results. This charge represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility. The estimated fair value of assets acquired and liabilities assumed relating to the MDD acquisition, which is subject to further refinement, is summarized below, after giving effect to the write-off of purchased in-process research and development:

-----------------------------------------
Working capital                  $ 24,996
Property, plant and equipment      50,907
Other intangibles                 172,472
Goodwill                          195,313
Other assets                        1,190
Long-term liabilities             (18,173)
-----------------------------------------

Goodwill and other intangibles related to MDD are being amortized on a straight-line basis over their useful lives, which range from 15 to 25 years. The Company expects to finalize its plans for combining the acquired MDD businesses with its existing operations by the middle of fiscal 1999. Any resultant severance and exit costs will be reflected as an adjustment to the allocation of the purchase price.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the MDD acquisition had been completed as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles and income taxes. The 1998 pro forma data include the $30,000 for purchased in-process research and development. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

                       Twelve Months Ended  Twelve Months Ended
                       September 30, 1998   September 30, 1997
---------------------------------------------------------------
Revenues                        $3,206,837           $3,005,634
Net income                         227,664              284,806
Earnings per share:
     Basic                             .91                 1.15
     Diluted                           .86                 1.09
                                -------------------------------

Unaudited pro forma consolidated results after giving effect to the other businesses acquired during fiscal 1998 would not have been materially different from the reported amounts for either year.

In May 1997, the Company acquired PharMingen, a manufacturer of reagents for biomedical research, and Difco Laboratories Incorporated ("Difco"), a manufacturer of microbiology media and supplies, for an aggregate of $217,370 in cash. These acquisitions were recorded under the purchase method of accounting, and accordingly, their purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. Goodwill related to PharMingen and Difco is being amortized on a straight-line basis over 15 and 20 years, respectively. The results of operations for these acquisitions are included in the accompanying consolidated financial statements from the respective dates of acquisition. In connection with the Difco and PharMingen acquisitions, a charge of $14,750 for purchased in-process research and development was included in the 1997 results of operations. This charge represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility. The assumed liabilities for these acquisitions included approximately $17,500 for severance and other exit costs associated with the closing of certain Difco facilities, which are expected to be substantially paid over the next twelve months.

--------------------------------------------------------------------------------
3  Employee Stock Ownership Plan
   (ESOP)/Savings Incentive Plan
--------------------------------------------------------------------------------

The Company has an Employee Stock Ownership Plan ("ESOP") as part of its voluntary defined contribution plan (Savings Incentive Plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as Unearned ESOP compensation.

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.

Selected financial data pertaining to the ESOP/Savings Incentive Plan follow:

                                            1998      1997      1996
--------------------------------------------------------------------
Total expense of the Savings
     Incentive Plan                     $  4,183  $  4,257  $  5,115
Compensation expense (included
     in total expense above)            $  1,975  $  2,087  $  2,693
Dividends on ESOP shares used
     for debt service                   $  3,235  $  3,366  $  3,484
Number of preferred shares allocated
     at September 30                     373,884   357,465   325,632
                                        ============================

The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $88,055 at September 30, 1998.

--------------------------------------------------------------------------------
4  Benefit Plans
--------------------------------------------------------------------------------

The Company and certain of its subsidiaries have defined benefit pension plans which cover a substantial number of its employees. The largest plan, covering most of the Company's domestic employees, is a "final average pay" plan.

A summary of the costs of the defined benefit pension plans follows:

                                            1998        1997       1996
-----------------------------------------------------------------------
Service cost: benefits earned
     during the year                    $ 21,436   $  19,946   $ 20,217
Interest cost on projected
     benefit obligation                   33,663      31,389     29,204
Return on assets:
     Actual gain                         (29,717)   (103,350)   (53,055)
     Net amortization and deferral       (19,302)     65,187     18,014
                                        -------------------------------
     Expected return                     (49,019)    (38,163)   (35,041)
                                        -------------------------------
Net pension cost                        $  6,080   $  13,172   $ 14,380
                                        ===============================

Rate assumptions used in accounting for the domestic defined benefit plans were:

                                            1998        1997       1996
------------------------------------------------------------------------
Discount rate:
     End of year                            6.75%       7.50%      7.75%
     Beginning of year                      7.50%       7.75%      7.50%
Rate of increase in compensation            5.25%       5.25%      5.25%
Expected long-term rate of
     return on assets                      10.00%      10.00%     10.00%
                                           =============================

The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at September 30, 1998 and 1997 for the Company's domestic defined benefit pension plans:

                                                       1998       1997
----------------------------------------------------------------------
Actuarial present value of benefit obligations:
Vested benefit obligation                          $391,797   $339,139
                                                   ===================
Accumulated benefit obligation                     $409,777   $354,440
                                                   ===================
Projected benefit obligation                       $517,354   $467,866
Plan assets at fair value                           471,118    480,435
                                                   -------------------
Plan assets (less than) in excess of projected
     benefit obligation                             (46,236)    12,569
Unrecognized net gain                               (33,467)   (85,336)
Unrecognized net asset at October 1, 1985,
     net of amortization                             (1,213)    (1,820)
                                                   -------------------

Net pension liability recognized
     in the consolidated balance sheets            $ 80,916   $ 74,587
                                                   ===================

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

Postretirement benefit costs include the following components:

                                         1998      1997      1996
-----------------------------------------------------------------
Service cost: benefits earned
     during the year                  $ 2,239   $ 2,154   $ 2,251
Interest cost on projected benefit
     obligation                        12,015    11,467    10,925
Net amortization and deferral          (5,591)   (6,364)   (6,334)
                                      ---------------------------
Postretirement benefit cost           $ 8,663   $ 7,257   $ 6,842
                                      ===========================

The postretirement benefit plans other than pensions are not funded. The present value of the Company's obligation included in the consolidated balance sheets at September 30, 1998 and 1997 was as follows:


                                                      1998       1997
---------------------------------------------------------------------
Accumulated postretirement benefit obligation:
Retirees                                          $133,737   $123,044
Fully eligible active participants                  15,715     14,892
Other active participants                           34,180     28,204
                                                  -------------------
          Total                                    183,632    166,140

Unrecognized gain from plan amendments              59,685     69,432
Unrecognized actuarial loss                        (31,576)   (21,225)
                                                  -------------------
Accrued postretirement benefit liability          $211,741   $214,347
                                                  ===================

At September 30, 1998 and 1997, health care cost trends of 10% and 11%, respectively, pre-age 65 and 7% and 8%, respectively, post-age 65 were assumed. These rates were assumed to decrease gradually to an ultimate rate of 5% beginning in 2003 for pre-age 65 and 2000 for post-age 65. The effect of a 1% annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at September 30, 1998 by $5,901 and the postretirement cost for 1998 by $398. The discount rate used to estimate the postretirement benefit cost was 7.5% in 1998 and 7.75% in 1997. The discount rate used to estimate the accumulated postretirement benefit obligation at September 30, 1998 was 6.75% and 7.5% at September 30, 1997.

In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement standardizes the disclosure requirements, requires additional information on changes in benefit obligations and fair values of plan assets, and eliminates certain disclosures. As required by the Statement, the Company will adopt the new disclosure rules in its year-end 1999 financial statements.

The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits", for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. In 1997, the Company recorded a $5,963 curtailment loss for severance in connection with productivity programs in the United States and Europe.

                                   1998      1997       1996
-------------------------------------------------------------
Postemployment benefit costs    $24,000    $25,500    $12,200
                                =============================

--------------------------------------------------------------------------------
5  Special and Other Charges
--------------------------------------------------------------------------------

During the third quarter of 1998 the Company recorded special charges of $90,945, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets.

The Company's plan for restructuring its manufacturing operations included the closure of a surgical blade plant in the United States and the consolidation of certain other production functions. The restructuring plan will be substantially completed over the next twelve to eighteen months, and includes approximately $35,000 in special charges related primarily to severance and other termination costs and losses from the disposal of assets. The Company expects that approximately 350 people will be affected by this plan. As of September 30, 1998, no significant amounts have been charged against the related accruals. The write-down of assets includes approximately $38,000 in special charges to recognize an impairment loss related primarily to goodwill associated with prior acquisitions in the manual microbiology business. The sustained decline in sales volume of this business, combined with the Company's increased focus on new and developing alternative technologies, created an impairment indicator that required a reassessment of recoverability. An impairment loss was recorded as a result of the carrying value of these assets exceeding their fair value, as calculated on the basis of discounted estimated future cash flows. The remaining special charges of approximately $18,000 consisted of various other one-time charges.

The Company also recorded $22,000 of charges in 1998, primarily in the third and fourth quarters, associated with the reengineering of business processes relating to the enterprise-wide program to upgrade its business systems. The majority of these charges are included in Selling and administrative expense. This program will develop a platform of common business practices for the Company and will coordinate the installation of a global software system to provide more efficient access to worldwide business information.

--------------------------------------------------------------------------------
6  Other (Expense) Income, Net
--------------------------------------------------------------------------------

Other (expense), net in 1998 included foreign exchange losses of $11,038, including hedging costs, and a gain of $2,909 on the sale of an investment.

Other income, net in 1997 included $8,191 of gains from the dispositions of non-core business lines and a gain of $5,763 on the sale of an investment. Also included in Other income, net were foreign exchange losses of $5,021, including hedging costs.

Other (expense), net in 1996 included income of $8,216 from a net cash settlement received in connection with one of the Company's patents and foreign exchange losses of $8,127, including hedging costs.

--------------------------------------------------------------------------------
7    Income Taxes
--------------------------------------------------------------------------------

The provision for income taxes is composed of the following charges (benefits):

                                       1998       1997       1996
-----------------------------------------------------------------
Current:
     Domestic:
      Federal                      $ 67,740   $ 81,588   $ 70,769
      State and local, including
       Puerto Rico                   35,078     34,442     33,521
     Foreign                         33,812     36,231     19,436
                                    -----------------------------
                                    136,630    152,261    123,726
                                    -----------------------------
Deferred:
     Domestic                       (30,349)   (15,798)   (19,769)
     Foreign                         (1,983)   (13,897)     6,272
                                    -----------------------------
                                    (32,332)   (29,695)   (13,497)
                                    -----------------------------
                                   $104,298   $122,566   $110,229
                                    =============================

In accordance with SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1998 and 1997, net current deferred tax assets of $70,490 and $62,702, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $53,712 and $49,046, respectively, were included in Other non-current assets. Net current deferred tax liabilities of $3,613 and $8,313, respectively, were included in Current Liabilities - Income taxes. Net non-current deferred tax liabilities of $13,527 and $15,389, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1998, the cumulative amount of such undistributed earnings approximated $983,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

     Deferred income taxes at September 30 consisted of:

                                      1998                      1997                  1996
----------------------------------------------------------------------------------------------------
                                Assets   Liabilities      Assets  Liabilities   Assets   Liabilities
Compensation and benefits      $144,719   $     --      $143,665   $     --   $133,061     $      --
Property and equipment               --    100,741            --    100,169         --       108,455
Other                           147,449     74,026       131,319     74,163     89,853        27,400
                               ---------------------------------------------------------------------
                                292,168    174,767       274,984    174,332    222,914       135,855
Valuation allowance             (10,339)        --       (12,606)        --     (6,886)           --
                               ---------------------------------------------------------------------
                               $281,829   $174,767      $262,378   $174,332   $216,028      $135,855
                               =====================================================================

A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                   1998       1997          1996
-----------------------------------------------------------------
Federal statutory tax rate         35.0%      35.0%         35.0%
State and local income taxes,
     net of federal tax benefit      .1        1.3           1.4
Effect of foreign and
     Puerto Rican income           (3.7)      (5.3)         (4.2)
Foreign tax credits                (2.4)      (2.3)         (2.5)
Research tax credit                (1.6)       (.3)          (.3)
Purchased in-process
 research and development           3.1        1.2            --
Other, net                           .1        (.6)         (1.4)
                                   ------------------------------
                                   30.6%      29.0%         28.0%
                                   ------------------------------

The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were:
1998-$18,000 and $.07; 1997-$17,400 and $.07; and 1996-$17,700 and $.07. The
tax holidays expire at various dates through 2010.

The Company made income tax payments, net of refunds, of $117,321 in 1998, $151,050 in 1997 and $126,236 in 1996.
The components of Income Before Income Taxes follow:

                                     1998      1997      1996
-------------------------------------------------------------
Domestic, including Puerto Rico  $238,109  $264,910  $231,021
Foreign                           102,757   157,730   162,655
                                 ----------------------------
                                 $340,866  $422,640  $393,676
                                 ============================

--------------------------------------------------------------------------------
8  Supplemental Balance Sheet Information
--------------------------------------------------------------------------------

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $35,518 and $28,733 at September 30, 1998 and 1997, respectively.


Inventories                                        1998        1997
--------------------------------------------------------------------
Materials                                      $122,232    $ 92,307
Work in process                                  86,239      79,519
Finished products                               328,320     266,511
                                               ---------------------
                                               $536,791    $438,337
                                               =====================


Inventories valued under the LIFO method were $285,384 in 1998 and $252,243 in 1997. Inventories valued under the LIFO method would have been higher by approximately $18,900 in 1998 and $32,200 in 1997, if valued on a current cost basis.

Property, Plant and Equipment                      1998        1997
--------------------------------------------------------------------
Land                                         $   72,158  $   60,912
Buildings                                       916,353     893,696
Machinery, equipment and fixtures             1,703,788   1,561,521
Leasehold improvements                           34,724      33,699
                                             -----------------------
                                              2,727,023   2,549,828
Less allowances for depreciation
     and amortization                         1,424,373   1,299,123
                                             -----------------------
                                             $1,302,650  $1,250,705
                                             =======================

Goodwill                                           1998        1997
--------------------------------------------------------------------
Goodwill                                     $  498,012  $  212,870
Less accumulated amortization                    85,942      48,773
                                             -----------------------
                                               $412,070  $  164,097
                                             =======================

Other Intangibles                                  1998        1997
--------------------------------------------------------------------
Patents, technology and other                $  488,869  $  299,420
Less accumulated amortization                   154,594     131,573
                                             -----------------------
                                               $334,275  $  167,847
                                             =======================

--------------------------------------------------------------------------------
9  Debt
--------------------------------------------------------------------------------

The components of Short-term debt follow:

                                                   1998        1997
--------------------------------------------------------------------
Loans payable:
     Domestic                                $  204,875  $   78,500
     Foreign                                     72,038      46,281
Current portion of long-term debt               108,249       7,659
                                             -----------------------
                                             $  385,162  $  132,440
                                             =======================

Domestic loans payable consists of commercial paper. Foreign loans payable consists of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 5.9% and 5.5% at September 30, 1998 and 1997, respectively. The Company has a $500,000 syndicated and committed revolving credit facility, which expires in November 2001. In March 1998, the Company entered into a 364 day $100,000 committed facility. Both of these facilities can be used to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants under these agreements include a minimum tangible net worth level. There were no borrowings outstanding under either facility at September 30, 1998. In addition, the Company had unused foreign lines of credit pursuant to informal arrangements of approximately $193,000 and $197,000 at September 30, 1998 and 1997, respectively.

The components of Long-Term Debt follow:

                                                         1998      1997
------------------------------------------------------------------------
Domestic notes due through 2015
     (average year-end interest rate: 5.8% - 1998;
     5.9% - 1997)                                    $ 17,003  $ 15,614
Foreign notes due through 2011
     (average year-end interest rate: 6.9% - 1998;
     6.2% - 1997)                                      19,692    16,493
9.95% Notes due March 15, 1999                             --   100,000
8.80% Notes due March 1, 2001                         100,000   100,000
9.45% Guaranteed ESOP Notes due through
     July 1, 2004                                      28,481    33,342
6.90% Notes due October 1, 2006                       100,000   100,000
8.70% Debentures due January 15, 2025                 100,000   100,000
7.00% Debentures due August 1, 2027                   200,000   200,000
6.70% Debentures due August 1, 2028                   200,000        --
                                                     -------------------
                                                     $765,176  $665,449
                                                     ===================

In July 1998, the Company issued $200,000 of 6.70% Debentures due on August 1, 2028. The effective yield of the debentures including the results of an interest rate hedge and other financing costs was 7.08%. In July 1997, the Company issued $200,000 of 7% notes due on August 1, 2027, with an effective yield including the results of an interest rate hedge and other financing costs of 7.23%. In October 1996, the Company issued $100,000 of 6.9% notes due on October 1, 2006, with an effective yield including the results of an interest rate hedge and other financing costs of 7.34%.

The Company has available $300,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2000 to 2003 are as follows: 2000 - $6,993; 2001 - $107,613;
2002 - $9,978; 2003 - $9,006.

The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                                                        1998     1997     1996
-------------------------------------------------------------------------------
Charged to operations                                $65,584  $51,134  $54,162
Capitalized                                           10,011    6,469    5,368
                                                     --------------------------
                                                     $75,595  $57,603  $59,530
                                                     ==========================

Interest paid, net of amounts capitalized, was $64,160 in 1998, $48,573 in 1997, and $59,053 in 1996.

-------------------------------------------------------------------------------
10  Financial Instruments
-------------------------------------------------------------------------------

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost which approximates fair value. Other investments are classified as available-for-sale securities. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value.

The estimated fair values of the Company's financial instruments at September 30, 1998 and 1997 were as follows:

                                                    1998                1997
-----------------------------------------------------------------------------------
                                            Carrying      Fair  Carrying      Fair
                                               Value     Value     Value     Value
                                            ---------------------------------------
Assets:
     Other investments (non-current) (A)    $ 17,125  $  6,115  $  9,000  $  8,380
     Purchased currency options (B)               51       101       279       233
Liabilities:
     Long-term debt                         $765,176  $832,250  $665,449  $698,852
     Forward exchange contracts (C)              948       393     5,979     5,270
     Interest rate swaps                          77       498       130      (462)
                                            =======================================

(A)  Included in Other non-current assets.
(B)  Included in Prepaid expenses, deferred taxes and other.
(C)  Included in Accrued expenses.

Off-Balance Sheet Risk

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged substantially all of these exposures by entering into forward exchange contracts and purchased currency options. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, Brazil and Mexico.

At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and purchased currency options, classified as held for purposes other than trading, were as follows:

                                  1998      1997
--------------------------------------------------
Forward exchange contracts    $742,995  $639,334
Purchased currency options       8,500    43,000
                              ====================

At September 30, 1998, $661,833 of the forward exchange contracts mature within 90 days and $81,162 at various other dates in fiscal 1999. The purchased currency options at September 30, 1998 expire within 125 days.

The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.

The Company enters into interest rate swap and interest rate cap agreements, classified as held for purposes other than trading, in order to reduce the impact of fluctuating interest rates on its short-term third-party and intercompany debt and investments outside the United States. At September 30, 1998 and 1997, the Company had foreign interest rate swap agreements, with maturities at various dates through 1999. Under these agreements, the Company agrees with other parties to pay or receive fixed rate payments, generally on an annual basis, in exchange for paying or receiving variable rate payments, generally on a quarterly basis, calculated on an agreed-upon notional amount. The notional amounts of the Company's outstanding interest rate swap agreements were $12,000 and $133,357 at September 30, 1998 and 1997, respectively.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this statement and has not yet determined the future impact on its consolidated financial statements. The Company is required to adopt the provisions of this Statement no later than the beginning of its fiscal year 2000.

Concentration Of Credit Risk

Substantially all of the Company's trade receivables are due from public and private entities involved in health care. Due to the large number and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. The Company minimizes exposure to such risk, however, by dealing only with major international banks and financial institutions.

--------------------------------------------------------------------------------
11  Shareholders' Equity
--------------------------------------------------------------------------------

                                                       Capital
                             Series B,                 in
                             ESOP                      Excess
                             Preferred    Common       of                    Unearned
                             Stock        Stock        Par       Retained    ESOP          Deferred           Treasury Stock
                                                                                                          --------------------------
                             Issued       Issued       Value     Earnings    Compensation  Compensation   Shares        Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1995   $54,713      $ 85,349     $118,201  $1,946,636  $(36,941)     $    --        (20,273,690)  $  (776,340)
     Net income                                                     283,447
     Cash dividends:
       Common ($.23
        per share)                                                  (58,147)
       Preferred
        ($3.835 per
        share),                                                      (2,675)
           net of tax benefits
     Common stock issued
      for:
       Employee
        stock plans, net                                 17,164                                               828,731        18,202
       Business
        acquisition                                       8,077                                               165,867         4,176
     Repurchase of common
      stock                                                                                                (4,752,100)     (324,970)
     Common stock held in
      trusts                                                                                                  (20,707)         (904)
     Retirement of common
      stock                                   (214)        (101)     (8,982)                                  214,012         9,297
     Reduction in unearned
      ESOP compensation for the
      year                                                                      4,154
     Adjustment for
      redemption
      provisions               (1,786)                       386                                                55,232        1,400
     Two-for-one stock
      split                                 85,349      (85,349)                                          (23,090,930)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1996                          52,927      170,484       58,378   2,160,279   (32,787)          --        (46,873,585)   (1,069,139)
     Net income                                                     300,074
     Cash dividends:
      Common ($.26 per
      share)                                                        (63,768)
     Preferred ($3.835 per
      share),
      net of tax benefits                                            (2,647)
     Common stock issued
      for employee stock plans,
      net                                                26,942                                             1,683,547        20,513
     Repurchase of common
      stock                                                                                                (3,239,500)     (150,003)
     Common stock held in
      trusts                                                                                                  (69,473)       (3,117)
     Retirement of common
      stock                                 (3,239)      (2,289)   (144,475)                                3,239,500       150,003
     Reduction in unearned
      ESOP compensation for the
      year                                                                      4,167
     Adjustment for
      redemption
      provisions               (1,816)                      391                                                98,420         1,425
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1997                          51,111      167,245       83,422   2,249,463   (28,620)          --        (45,161,091)   (1,050,318)
     Net income                                                     236,568
     Cash dividends:
      Common ($.29 per
      share)                                                        (71,265)
     Preferred ($3.835 per
      share),
      net of tax benefits                                            (2,592)
     Common stock issued
      for:
     Employee stock plans,
      net                                                49,303                                             2,469,852        29,817
     Business acquisition                                15,314                                               297,760         3,886
     Repurchase of common
      stock                                                                                                  (913,500)      (44,476)
     Common stock held in
      trusts                                                                                 4,903            (14,769)         (882)
     Retirement of common
      stock                                   (914)        (730)    (42,832)                                  913,500        44,476
     Reduction in unearned
      ESOP compensation for the
      year                                                                      4,157
     Adjustment for
      redemption
      provisions               (2,152)                      461                                               130,845         1,691
     Two-for-one stock
      split                                166,331     (147,770)    (18,561)                              (42,541,541)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1998                         $48,959     $332,662     $     --  $2,350,781  $(24,463)      $4,903        (84,818,944)  $(1,015,806)
====================================================================================================================================

Common stock held in trusts represent rabbi trusts in connection with the Company's employee salary and bonus deferral plan and Directors' deferral plan.

On July 28, 1998, the Board of Directors authorized a two-for-one stock split, the shares for which were distributed on August 20, 1998 to shareholders of record on August 10, 1998. Par value remained at $1.00 per common share, and the number of authorized common shares increased from 320,000,000 to 640,000,000 shares. The stock split was recorded by reclassifying $166,331, the par value of the additional shares resulting from the split, from Capital in excess of par value and Retained earnings to Common stock. All per-share data and all references to average shares outstanding in the Annual Report have been restated to reflect the split for all periods presented.

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 requires the presentation of comprehensive income, which consists of net income and other comprehensive income, and its components in a full set of financial statements. Foreign currency translation adjustments would be included as a component of other comprehensive income. Additional items may be included in other comprehensive income in the future. The Company is required to adopt the provisions of this Statement no later than its 1999 fiscal year. The Company plans to display comprehensive income and its components in a Statement of Shareholders' Equity beginning in fiscal year 1999.

Cumulative Currency Translation Adjustments

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustment account in Shareholders' Equity. The following is an analysis of the account:

                                       1998       1997       1996
-------------------------------------------------------------------
Balance at October 1               $(86,870)  $(14,959)  $  6,767
Translation adjustment                3,654    (71,911)   (21,726)
                                   --------------------------------
Balance at September 30            $(83,216)  $(86,870)  $(14,959)
                                   ================================

Preferred Stock Purchase Rights

In 1995, the Board of Directors adopted a new shareholder rights plan (the "New Plan") to replace the original rights plan upon its expiration in 1996. In accordance with the New Plan, each certificate representing a share of outstanding common stock of the Company also represents one-quarter of a Preferred Stock Purchase Right (a "Right"). Each whole Right will entitle the registered holder to purchase from the Company one two-hundredth of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $270. The Rights will not become exercisable unless and until, among other things, a third party acquires 20% or more of the Company's outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which have been issued.

--------------------------------------------------------------------------------
12  Commitments and Contingencies
--------------------------------------------------------------------------------

Commitments

Rental expense for all operating leases amounted to $44,800 in 1998, $48,200 in 1997 and $52,000 in 1996. Future minimum rental commitments on noncancelable leases are as follows: 1999 - $30,900; 2000 - $22,300; 2001 - $18,100;
2002 - $13,500; 2003 - $6,500 and an aggregate of $20,700 thereafter.

As of September 30, 1998, the Company has certain future capital commitments, aggregating approximately $66,900, which will be expended over the next several years.

Contingencies

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund", and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for an estimated environmental liability based upon its best estimate within the range of probable losses, without considering third-party recoveries. The Company believes that any reasonably possible losses in excess of accruals would be immaterial to the Company's financial condition.

The Company, along with a number of other manufacturers, has been named as a defendant in approximately 194 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania and New Jersey. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company is vigorously defending these lawsuits.

The Company, along with another manufacturer and several medical product distributors, has been named as a defendant in six product liability lawsuits relating to health care workers who allegedly sustained accidental needle sticks, but have not become infected with any disease. The cases have been filed on behalf of an unspecified number of health care workers in six different states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The actions are pending in state court in Texas, under the caption Calvin vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in California, under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; and in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998.

Generally, these actions allege that health care workers have sustained needle sticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the health care workers have suffered mental anguish. In addition, in the Chavez matter, the plaintiff asserts a claim for unfair competition, alleging that the Company has suppressed the market for safety-engineered products through various means. Plaintiffs seeks money damages in all actions. The plaintiff in the Chavez matter, in addition to money damages, seeks disgorgement of profits the Company has purportedly obtained as a result of alleged unfair competition.

The pending class actions are in preliminary stages. The Company intends to vigorously oppose class certification and defend these lawsuits.

The Company, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, has been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that the Company's contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that the Company has conspired with other manufacturers to maintain its market share in these products. Plaintiff seeks money damages. The pending action is in its preliminary stages. The Company intends to mount a vigorous defense in this action.

The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.

In the opinion of the Company, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

The Company has developed a Company-wide Year 2000 plan (the "Plan") to, among other things, prepare its computer equipment and software and devices with date-sensitive embedded technology for the year 2000. The estimated costs of the Company's Plan and the dates by which the Company believes it will have completed each phase of the Plan, are based upon management's best estimates, which rely upon numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans, and other factors. These estimates, however, may prove not to be accurate, and actual results could differ materially from those anticipated. Factors that could result in material differences include, without limitation, the availability and cost of personnel with appropriate training and experience, the ability to identify, assess, remediate and test all relevant computer codes and embedded technology, and similar uncertainties. In addition, Year 2000-related issues may lead to possible third-party claims, the impact of which cannot yet be estimated. No assurance can be given that the aggregate cost of defending and resolving such claims, if any, would not have a material adverse effect on the Company.

--------------------------------------------------------------------------------
13  Stock Plans
--------------------------------------------------------------------------------

Stock Option Plans

The Company has stock option plans under which employees have been granted options to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1990, 1995 and 1998 Stock Option Plans made available 16,000,000, 24,000,000 and 10,000,000 shares of the Company's common stock for the granting of options, respectively. At September 30, 1998, shares available for future grant under the 1990, 1995, and 1998 Plans were 158,514, 5,852,786, and 9,950,000, respectively.
All stock plan data has been retroactively restated to reflect the two-for-one stock splits in 1998, 1996 and 1993, where applicable.

A summary of changes in outstanding options is as follows:

                                                        1998                          1997                          1996
------------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted                      Weighted                      Weighted
                                            Options for      Average      Options for      Average      Options for      Average
                                               Shares     Exercise Price     Shares     Exercise Price     Shares     Exercise Price
                                            ----------------------------------------------------------------------------------------
Balance at October 1                         30,168,526     $15.20         27,051,424     $12.15         23,660,184     $ 9.46
Granted                                       4,843,750      29.64          6,590,144      24.72          6,571,368      20.19
Exercised                                    (4,593,739)      9.92         (3,258,458)      9.05         (2,791,080)      8.23
Forfeited, canceled or expired                 (513,678)     23.05           (214,584)     16.36           (389,048)     12.41
                                            ----------------------------------------------------------------------------------------
Balance at September 30                      29,904,859     $18.22         30,168,526     $15.20         27,051,424     $12.15
                                            ========================================================================================
Exercisable at September 30                  23,266,773     $15.90         19,100,330     $11.92         21,874,502     $11.66
                                            ========================================================================================
Weighted average fair value of options
 granted                                    $      9.40                   $      7.08                   $      5.24
                                            ========================================================================================
Available for grant at September 30          15,961,300                    10,291,372                    16,663,632
                                            ========================================================================================

The maximum term of options is ten years. Options outstanding as of September 30, 1998 expire on various dates from May 1999 through May 2008.

                                                                                September 30, 1998
                                              -----------------------------------------------------------------------------------
                                                           Options Outstanding                          Options Exercisable
                                              -----------------------------------------------------------------------------------
                                                                Weighted         Weighted Average                   Weighted
Range Of                                        Number           Average             Remaining         Number        Average
Option Exercise Price                         Outstanding    Exercise Price      Contractual Life    Exercisable  Exercise Price
                                              -----------------------------------------------------------------------------------
     $6.52 - $12.55                            13,036,193       $10.02              4.9 years        11,966,836      $ 9.79
     18.83 -  24.81                            12,069,036        22.53              7.9 years        11,299,937       22.38
     29.35 -  34.83                             4,799,630        29.64              9.3 years                --          --
                                              -----------------------------------------------------------------------------------
                                               29,904,859       $18.22              7.6 years        23,266,773      $15.90
                                              ===================================================================================

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 1998, 1997 or 1996.

Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its 1998, 1997 and 1996 stock based compensation awards using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to three years. The pro forma effect on net income for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

                                                                     1998                    1997                    1996
----------------------------------------------------------------------------------------------------------------------------------
                                                           As Reported  Pro Forma  As Reported  Pro Forma  As Reported  Pro Forma
                                                           -----------------------------------------------------------------------
Net Income                                                    $236,568   $216,680     $300,074   $290,697     $283,447   $267,953
Earnings Per Share:
     Basic                                                         .95        .87         1.21       1.17         1.10       1.04
     Diluted                                                       .90        .82         1.15       1.11         1.05       1.00
                                                           =======================================================================

The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996: risk free interest rates of 5.55%, 6.51% and 5.64%, respectively; expected dividend yields of 1.28%, 1.42% and 1.64% respectively; expected volatility of 24.4%, 18.0% and 19.2% respectively; and expected lives of 6 years for each year presented.

Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 1998, 132,276 shares were distributed. No awards were granted in 1998, 1997 or 1996. At September 30, 1998, 2,637,264 shares were reserved for future issuance, of which awards for 535,876 shares have been granted.

The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. Restricted shares of 1,560 and 9,940 were issued in 1997 and 1996, respectively, in accordance with the provisions of the plan. No restricted shares were issued in 1998.

In November 1996, in connection with the discontinuation of pension benefits that otherwise would have been accrued and provided to directors of the Company, the Company established the 1996 Directors' Deferral Plan. This Plan allowed members of the Board of Directors to defer receipt of the lump sum present value of all their accrued and unpaid past service pension benefits as of December 1, 1996, in the form of shares of the Company's common stock or cash. In addition, the Plan provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 1998, 126,630 shares were held in trust, of which 14,852 shares represented Directors' compensation in 1998, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

--------------------------------------------------------------------------------
14  Earnings Per Share
--------------------------------------------------------------------------------

For the years ended September 30, 1998, 1997, and 1996, the following table sets forth the computations of basic and diluted earnings per share, restated to reflect the 1998 two-for-one stock split and to conform to the SFAS No. 128 requirements (shares in thousands):

                                                       1998       1997       1996
----------------------------------------------------------------------------------
Net income                                         $236,568   $300,074   $283,447
Preferred stock dividends                            (3,235)    (3,366)    (3,484)
                                                   -------------------------------
Income available to common
     shareholders (A)                               233,333    296,708    279,963
Preferred stock dividends  using
     "if converted" method                            3,235      3,366      3,484
Additional ESOP contribution
     using "if converted" method                     (1,000)    (1,124)    (1,288)
                                                   -------------------------------
Income available to common
     shareholders after assumed
     conversions (B)                               $235,568   $298,950   $282,159
                                                   ===============================
Average common shares
     outstanding (C)                                245,700    245,230    253,418
Dilutive stock equivalents
     from stock plans                                11,117      8,812      8,486
Shares issuable upon conversion
     of preferred stock                               5,311      5,544      5,742
                                                   -------------------------------
Average common and common
     equivalent shares outstanding
     assuming dilution (D)                          262,128    259,586    267,646
                                                   ===============================
Basic earnings per share (A/C)                     $    .95   $   1.21   $   1.10
                                                   ===============================
Diluted earnings per share (B/D)                   $    .90   $   1.15   $   1.05
                                                   ===============================

--------------------------------------------------------------------------------
15  Business Segment Data
--------------------------------------------------------------------------------

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

Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 1998, 10% in 1997 and 11% of revenues in 1996, and were from both the Diagnostic Systems and Medical Supplies and Devices segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

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

Financial information with respect to business segment and geographic data for the years ended September 30, 1998, 1997 and 1996 is presented on pages 44 and 45 and is considered to be an integral part of the notes to the consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. As required by the Statement, the Company will adopt the provisions of SFAS No. 131 in its year-end 1999 financial statements and different operating segments may be reported by the Company.

Quarterly Data (Unaudited)
Thousands of dollars, except per-share amounts
                                                                                                1998
------------------------------------------------------------------------------------------------------------------------------------
                                                                             1st       2nd       3rd           4th        Year
Revenues                                                                $701,640  $738,433  $833,561      $843,239  $3,116,873
Gross Profit                                                             346,837   374,353   414,554       440,097   1,575,841
Net Income (Loss)                                                         64,321    92,335  (9,985)(A)      89,897     236,568  (A)
Earnings (Loss) Per Share(B):
   Basic                                                                     .26       .37      (.04)          .36         .95
   Diluted                                                                   .25       .35      (.04)          .34         .90
                                                                        ============================================================

                                                                                                1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                             1st       2nd       3rd           4th        Year
Revenues                                                                $655,799  $699,207  $706,539      $748,978  $2,810,523
Gross Profit                                                             312,667   346,533   353,794       384,218   1,397,212
Net Income                                                                58,108    82,671    70,148        89,147     300,074
Earnings Per Share(B):
   Basic                                                                     .23       .33       .28           .36        1.21
   Diluted                                                                   .22       .32       .27           .34        1.15
                                                                        ============================================================

(A) Includes $90,945 of special charges and a charge of $30,000 for purchased in-process research and development.
(B) Restated to reflect 1998 two-for-one stock split and to conform to SFAS No. 128 requirements.

Financial Statements

corporate data

Annual Meeting
2:30 p.m.
Tuesday, February 9, 1999
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Direct Stock Purchase Plan

The Direct Stock Purchase Plan replaced the Becton Dickinson Dividend Reinvestment Plan in February 1998. This plan, established through First Chicago Trust Company of New York, enhances the services provided to existing shareholders and facilitates initial investments in Becton Dickinson shares. Additional information may be obtained by calling First Chicago Trust Company of New York at 1-800-955-4743.

NYSE Symbol
BDX

Web Site
http://www.bd.com

Shareholder Information

Shareholders may receive, without charge, a copy of the company's 1998 Annual Report to the Securities and Exchange Commission on Form 10-K by contacting:

Investor Relations
Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845

Transfer Agent and Registrar

First Chicago Trust Company
of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: fctc@em.fcnbd.com
Internet: http://www.fctc.com

Independent Auditors

Ernst & Young LLP
433 Hackensack Avenue
Hackensack, NJ 07601-6371
Phone: (201) 343-4095
Internet: http://www.ey.com

The trademarks indicated by CAPITAL LETTERS are the property of, licensed to, promoted or distributed by Becton Dickinson and Company, its subsidiaries or related companies.


common stock prices and dividends

By Quarter
-----------------------------------------------------------------------------------------------------------------------------

                                      1998                                                          1997
                    ---------------------------------------------------------------------------------------------------------
                     High             Low          Dividends                       High             Low          Dividends
                    ---------------------------------------------------------------------------------------------------------
First                 $26 11/16       $20 15/16       $.07 1/4                      $22 3/4         $18 1/2         $.06 1/2
Second                 35 11/16        24 3/8          .07 1/4                       25 13/16        21 5/16         .06 1/2
Third                  39 9/32         33 13/16        .07 1/4                       26 5/8          21 3/8          .06 1/2
Fourth                 43 13/16        33 1/16         .07 1/4                       27 13/16        23 3/8          .06 1/2

Data for both years have been restated to reflect the 1998 two-for-one stock split.