Form 10-K, Exhibit 13
period 1999-09-30
BECTON DICKINSON & CO
filed 1999-12-10
CIK 10795

Financial Review                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------
Company Overview
--------------------------------------------------------------------------------

Becton Dickinson and Company ("BD") is a medical technology company that manufactures and sells a broad range of supplies, devices and systems for use by health care professionals, medical research institutions, industry and the general public. We focus strategically on achieving growth in three worldwide business segments--BD Medical Systems ("Medical"), BD Biosciences ("Biosciences") and BD Preanalytical Solutions ("Preanalytical"). Our products are marketed in the United States both through independent distribution channels and directly to end-users. Our products are marketed outside the United States through independent distribution channels and sales representatives, and, in some markets, directly to end-users.
        We now generate close to 50% of our revenues outside the United States. Demand for health care products and services continues to be strong worldwide, despite the ongoing focus on health care cost containment around the world. The health care marketplace continues to be competitive and consolidation in our customer base has resulted in recent pricing pressures, particularly in the Medical segment. We will continue to manage these issues by capitalizing on our market-leading positions in many of our product offerings and by leveraging our cost structure. The health care environment favors good continued growth in medical delivery systems due to new products and opportunities. In particular, the U.S. market is poised for broad scale conversion to advanced protection devices due to the growing awareness of benefits of protecting health care workers against accidental needlesticks and a high level of current legislative and regulatory activity favoring conversion. We are a leader in a number of platforms in the Biosciences segment. In the last few years, we made key acquisitions in the areas of immunology, cell biology and molecular biology. Growth in research products is driven by the expansion in genomic research and increased pharmaceutical and government spending in this area. In the Preanalytical segment, we have strong market-leading positions. We also have opportunities for further growth in this segment. For example, nearly half of the world's population lives in medical markets that do not currently use evacuated blood collection systems, one of our principal products in this segment.

We continue to improve operating effectiveness by focusing on four key initiatives. The first is "One Company" selling which takes advantage of our broad market presence to cross-sell our products to our medical and clinical customers. The second initiative is "One Company" manufacturing, where we are leveraging our worldwide manufacturing network to improve our cost effectiveness. The third area is procurement, where we are making efforts across our operations to be more focused and systematic. Finally, efforts continue to implement an enterprise-wide program to upgrade our business information systems ("Genesis") which began in 1998 and are expected to be completed by the end of year 2001. Anticipated benefits from this project include inventory reductions, operating improvements and more complete and timely access to information throughout our enterprise.
        Our financial results and the operating performance of our segments are discussed below. The following references to years relate to our fiscal year, which ends on September 30.

--------------------------------------------------------------------------------
Special and Other Charges
--------------------------------------------------------------------------------

We recorded special charges in 1999 and 1998 associated with two restructuring programs. The third quarter 1999 special charges of $76 million were associated with the exiting of product lines and other activities, primarily in the area of home health care, the impairment of assets, and an enhanced voluntary retirement incentive program. We also recorded charges of $27 million in cost of products sold in the third quarter of 1999 to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines. We have completed implementation of the exit plans. We also reversed $6 million of 1998 special charges in the third quarter of 1999 as a result of our decision not to exit certain activities as originally planned.
        The 1998 special charges of $91 million were primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. The plan for restructuring our manufacturing operations included the closure of a surgical blade plant in the United States, scheduled for the latter part of fiscal year 2001. We also recorded $22 million of charges in 1998 associated with the reengineering component of Genesis. The majority of these charges were included in selling and administrative expense.
        For additional discussion of the above charges, see Note 5 of the Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
Acquisitions
--------------------------------------------------------------------------------

During 1999, we acquired ten businesses for an aggregate of $382 million in cash and 357,522 shares of our common stock. We also granted options to purchase an aggregate of 73,074 shares of our common stock to eligible employees of one of the acquired companies. These acquisitions included the August 1999 purchase for $201 million in cash, subject to certain post-closing adjustments, of Clontech Laboratories, Inc. ("Clontech"). Clontech is a privately-held company serving the life sciences market in the areas of gene-based life science research and drug discovery. We recorded a total charge of $49 million for purchased in-process research and development in connection with the current year acquisitions, of which $32 million related to the Clontech acquisition. These charges represented the fair value of certain acquired research and development projects relating to gene chip technology, gene expression, gene cloning and fluorescent gene reporter

                                                   Becton, Dickinson and Company

tools which were determined not to have reached technological feasibility and which do not have alternative future uses. During 1998, we acquired six businesses for an aggregate of $546 million in cash and 595,520 shares of our common stock. These acquisitions included the Medical Devices Division ("MDD") of the BOC Group for approximately $457 million in cash. In connection with this acquisition, we recorded a charge of $30 million in 1998 for purchased in-process research and development relating to projects associated with the development of medical catheters and other devices. All acquisitions were recorded using the purchase method of accounting and the results of operations of the acquired companies are included in our consolidated results from their respective acquisition dates.

--------------------------------------------------------------------------------
Revenues and Earnings
--------------------------------------------------------------------------------

Worldwide revenues in 1999 were $3.4 billion, an increase of 10% over 1998, with acquisitions contributing 5%. The impact of foreign currency translation on revenue growth was not significant. Underlying revenue growth, which excludes the effects of foreign currency translation and acquisitions in 1999 and 1998, resulted primarily from volume increases in all segments.
        Medical revenues in 1999 increased 12% over 1998 to $1.9 billion with acquisitions contributing 8%. Underlying revenue growth was led by strong sales of prefillable syringes to pharmaceutical companies and increased sales of infusion therapy products, particularly advanced protection devices. Underperformance of home health care products unfavorably affected revenue growth in 1999.
        Medical operating income in 1999 was $343 million, an increase of 7% compared to 1998. Excluding the impact in both years of special and other charges, and the incremental impact of acquisitions, including related charges of $30 million recorded in 1998 for purchased in-process research and devel-opment, Medical operating income increased 5%. Revenue growth and productivity improvements were partially offset by increased investment in the areas of advanced protection devices and home health care and the impact of cost contain-ment pricing pressures. As discussed above, we decided to exit several product lines in the home health care area during the third quarter of 1999.
        Biosciences revenues in 1999 increased 7% over 1998 to $986 million with acquisitions contributing 2%. Underlying revenue growth was led by market share gains in flow cytometry products fueled by the continued introduction of innovative new products. Infectious disease product revenues continue to be adversely affected by cost containment in testing in the United States.
        Biosciences operating income in 1999 was $76 million, a decrease of 1% compared to 1998. Excluding the impact in both years of special and other charges, and the incremental impact of acquisitions, including related charges of $49 million recorded in 1999 for purchased in-process research and devel-opment, Biosciences operating income increased 8%. This performance reflects an improved sales mix, as well as manufacturing and operational productivity gains. These gains were partially offset by increased research and development spending, particularly in the area of genomic research, and reengineering and other costs relating to Genesis.
        Preanalytical revenues in 1999 increased 6% over 1998 to $509 million. Significant volume increases in advanced protection devices were partially offset by cost containment pricing pressures in several markets.
        Preanalytical operating income of $124 million in 1999 represented a 7% increase compared to 1998. Excluding the impact in both years of special and other charges, and the incremental impact of acquisitions, Preanalytical operating income increased 9% primarily due to revenue growth. Savings achieved through productivity improvements and expense control programs were partially offset by increased investment for advanced protection programs and cost con-tainment pricing pressures.
        On a geographical basis, revenues outside the United States in 1999 increased 17% to $1.7 billion with acquisitions contributing 8%. The impact of foreign currency translation on revenue growth was not significant in 1999. Underlying revenue growth was led by strong sales of prefillable syringes in Europe and FACS brand flow cytometry systems and infectious disease diagnostic products in Japan. Underlying revenue growth in the Asia Pacific region was led by strong increases in sales of hypodermic and infusion therapy products.
        Revenues in the United States in 1999 were $1.7 billion, an increase of 3% over 1998. Sales of FACS brand flow cytometry systems, infusion therapy products, and sample collection devices demonstrated good growth. As mentioned above, sales of infectious disease products continued to be negatively affected by cost containment in testing. Underperformance of home health care products also unfavorably affected revenue growth.
        Gross profit margin was 49.9% in 1999, compared with 50.6% last year. Excluding the impact of other charges relating to the exited product lines, as discussed above, gross profit margin was 50.7% in 1999.
        Selling and administrative expense of $932 million in 1999 was 27.3% of revenues. Excluding reengineering and other charges relating to Genesis, selling and administrative expense in 1999 was 26.8% of revenues. The prior year's ratio was 27.6%, or 27.0% excluding reengineering charges for Genesis. Savings achieved through spending controls and productivity improvements offset increased investment relating to advanced protection programs and the impact of acquisitions.

Financial Review                                   Becton, Dickinson and Company

        Investment in research and development in 1999 increased to $254 million, or 7.4% of revenues, including the $49 million charge for purchased in-process research and development related to current year acquisitions. In 1998, we recorded a charge of $30 million for purchased in-process research and development associated with the MDD acquisition. Excluding the effect of purchased in-process research and development in both years, investment in research and development was 6% of revenues, or an increase of 9% over 1998. This increase includes additional funding directed toward the development of advanced protection devices and new diagnostic platforms.
        Operating income in 1999 was $445 million, compared to last year's $405 million. Excluding the impact of special and other charges and purchased in-process research and development charges, operating income would have been 17.4% of revenues in 1999. Operating income of $405 million in 1998 also included certain charges, as discussed above.
        Net interest expense of $72 million in 1999 was $16 million higher than in 1998, primarily due to additional borrowings to fund acquisitions.
        "Other (expense) income, net" in 1999 was $1 million of net expense, compared to $8 million of net expense in 1998, primarily due to lower foreign exchange losses, gains on the sale of assets, as well as settlements in 1999.
        The effective tax rate in 1999 was 26.0%, compared to 30.6% in 1998. The decrease is principally due to a $7 million favorable tax judgment in Brazil and a favorable mix in income among tax jurisdictions, partially offset by the lack of a tax benefit associated with a larger purchased in-process research and development charge recorded in 1999 as compared to 1998.
        Net income in 1999 was $276 million, compared to $237 million in 1998. Diluted earnings per share in 1999 were $1.04, compared to $.90 in 1998. Excluding the special and other charges and purchased in-process research and development charges, diluted earnings per share in 1999 were $1.49. Diluted earnings per share of $.90 in 1998 also included certain charges, as discussed above.

--------------------------------------------------------------------------------
Financial Instrument Market Risk
--------------------------------------------------------------------------------

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions, and we do not have significant exposure to any one counterparty. We do not enter into financial instruments for trading or speculative purposes.
        Our foreign currency exposure is primarily in Western Europe, Asia Pacific, Japan, Brazil and Mexico. Foreign exchange risk arises when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than the func-tional currency. During 1999 and 1998, we hedged substantially all of our foreign exchange exposures primarily through the use of forward contracts and currency options. These derivative instruments typically have average maturities of less than six months. Gains or losses on these derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. Therefore, with respect to derivative instruments outstanding at September 30, 1999 and 1998, a 10% appreciation or depreciation of the U.S. dollar from the September 30, 1999 and 1998 market rates would not have a material effect on our earnings.
        Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. Based on our overall interest rate exposure at September 30, 1999 and 1998, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 1999 and 1998 by approximately $54 million and $48 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 1999 and 1998 by approximately $61 million and $54 million, respectively.
        We manufacture products in Brazil for sale in that country and for export. In addition, we import products from affiliates for distribution within Brazil. Effective January 1, 1998, we no longer considered our Brazilian business to be operating in a highly inflationary economy as defined by Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation." Over the course of 1999, the Brazilian Real devalued by 62%. We were able to offset the foreign exchange transaction impact of the devaluation by hedging our exposure with foreign exchange forward contracts and options. Consequently, the impact of the devaluation on our earnings was minimal. We also manufacture in Mexico and import various products from affiliates for sale in Mexico. In past years, the Mexican economy had experienced periods of high inflation, recession and currency instability. More recently, Mexico's economy and currency have shown signs of stabilizing. Effective January 1, 1999, we no longer considered our Mexican business to be operating in a highly inflationary economy as defined by SFAS No. 52.

Becton, Dickinson and Company

--------------------------------------------------------------------------------
Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash provided by operations continued to be our primary source of funds to finance operating needs and capital expenditures. In 1999, net cash provided by operating activities was $432 million, compared to $501 million in 1998.
        Capital expenditures were $312 million in 1999, compared to $181 million in the prior year. Medical capital spending, which totaled $188 million in 1999, included spending for capacity expansion for advanced protection devices and continued spending on a new syringe manufacturing facility in India. Funds also were expended for capacity expansion for prefillable syringes in Mexico and France. Biosciences capital spending, which totaled $42 million in 1999, included spending on new manufacturing facilities. Preanalytical spend-ing, which totaled $54 million, included spending on additional capacity for advanced protection devices. Funds expended outside of the above segments included amounts related to Genesis. We expect capital expenditures to increase about 10 to 15% in 2000, primarily to fund increased capacity expansion for advanced protection devices.
        Over the last three years, we have expended approximately $1.1 billion for business acquisitions. We expect our acquisition activity to slow considerably in 2000 as we focus on integrating recently acquired businesses into existing operations.
        Net cash provided by financing activities was $365 million during 1999, as compared to $242 million during 1998. This change was primarily due to the elimination of common share repurchases and to increased issuance of commercial paper in 1999, compared with 1998, offset by the repayment of long-term debt.
        In 1999, we did not repurchase any of our common shares, compared with repurchases totaling $44 million in 1998. This reduction in share repurchases was consistent with our long-standing strategy of allocating funds to meet the needs of businesses and to finance strategic acquisitions before funding share repurchases. In April 1999, the Executive Committee of our Board of Directors rescinded a March 24, 1998 resolution which had authorized repurchase of our stock, under which 21.3 million shares remained to be repurchased.
        During 1999, total debt increased $435 million, primarily as a result of increased spending on acquisitions. Short-term debt was 40% of total debt at year end, compared to 33% at the end of 1998. The change in this percentage was principally attributable to the use of short-term debt to finance a portion of our acquisition activities. Our weighted average cost of total debt at the end of 1999 was 6.5%, compared to 7.3% at the end of last year. Debt to capitalization at year end increased to 47.2%, from 41.4% last year, due to additional borrowings related to acquisitions. We anticipate generating excess cash in 2000 which we expect to use to repay debt.
        In 1999, we negotiated a new 364-day $300 million syndicated line of credit to supplement both our existing five-year, $500 million syndicated and committed revolving credit facility and an additional $100 million credit line. There were no borrowings outstanding under any of these facilities at September 30, 1999. These facilities can be used to support our commercial paper program, under which $573 million was outstanding at September 30, 1999, and for other general corporate purposes. In addition, we have informal lines of credit outside the United States. In September 1999, we issued to the public $200 million of 10-year 7.15% notes at an effective yield of 7.34%. We utilized the proceeds to repay commercial paper issued in connection with the Clontech acquisition. In September 1999, Moody's adjusted our long-term debt rating from "A1" to "A2," while reaffirming our "P-1" commercial paper rating, and characterized our ratings outlook as stable. Standard and Poor's reaffirmed our "A+" long-term debt rating and our "A-1" commercial paper rating, while changing our rating outlook to negative. We continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.
        Return on equity increased to 16.3% in 1999, from 15.8% in 1998.

--------------------------------------------------------------------------------
Year 2000 Readiness Disclosure
--------------------------------------------------------------------------------

General
We designed and implemented a company-wide Year 2000 plan to ensure that our computer equipment and software and devices with date-sensitive embedded technology would be Year 2000-compliant. In other words, we wanted to ensure that this equipment and software and these devices would be able to distinguish between the year 1900 and the year 2000 and would function properly with respect to all dates, whether in the twentieth or twenty-first centuries.
        Our plan included a series of initiatives to ensure that all of our computer equipment and software will function properly into the next millennium. Computer equipment (or hardware) and software includes systems generally thought to depend on information technology, such as accounting, data processing and telephone equipment. It also includes systems that do not obviously depend on information technology, such as manufacturing equipment, telecopier machines and security systems. Since these systems may contain embedded technology, our plan included broad identification, assessment, remediation and testing efforts.
        Based upon our identification, assessment, remediation and testing efforts to date, we believe we have completed all modifications to and replacements of our computer equipment and software that are necessary to avoid any of the potential Year 2000-related disruptions or malfunctions that have been identified.

Financial Review                                   Becton, Dickinson and Company

In addition, as we periodically replace computer equipment and software in the ordinary course of business, we seek to acquire only Year 2000-compliant software and hardware.

Project
Our plan includes four major areas of focus: information technology, or "IT" systems; non-IT systems; third-party considerations; and products.
        The tasks common to each of these areas of focus are:
        . the identification and assessment of Year 2000 issues
        . prioritization of the identified issues
        . assessment of compliance
        . remediation
        . testing
        . design and implementation of contingency and business continuation plans.
        We utilized, and will continue to utilize, both internal and external resources to ensure that we are Year 2000-compliant prior to any impact of the new millennium that is currently anticipated. We have completed all the tasks we have identified to date relating to the areas of focus and goals described below. Through these efforts, we have sought not only to avoid any Year 2000-related disruption of our operations but also to ensure that our products, and those of our third-party suppliers, are Year 2000-compliant.

Year 2000 Areas of Focus and Goals
IT Systems
We have reviewed our computer equipment and software to ensure that it is Year 2000-compliant, and as necessary, we have modified or replaced this equipment and software. In addition we have established contingency and business contin-uation plans in the event of disruption in our IT systems.

Non-IT Systems
We have sought to ensure that the hardware, software and associated embedded computer technologies that are used to operate our facilities and equipment, as well as other activities that are not related to IT systems, are Year 2000-compliant. We believe we have undertaken and completed all reasonable initiatives that are necessary or prudent to address potential Year 2000 issues affecting our non-IT systems. We have also completed contingency and business continuation planning to ensure that products and services will continue with a minimum of disruption if a problem arises that cannot be directly controlled or predicted.

Third-Party Considerations
We have identified, prioritized and communicated with critical suppliers, distributors and customers to determine the extent to which we may be vulnerable in the event those parties fail to properly identify and remediate their own Year 2000 issues. Detailed evaluations of the most critical third parties have been completed through questionnaires, interviews, on-site visits and other available means. We monitor the progress made by those parties, and we have tested critical system interfaces. We have identified alternative vendors, if available, to provide Year 2000-compliant products and services if needed.
Where vendors provide services or products for which few or no alternatives are available, we have formulated contingency and business continuation plans to address potential third-party issues identified through its evaluations and assessments.

Products
Most of our products do not contain date-sensitive embedded technology. For those that do, we have performed remediation and testing efforts and will continue testing through the balance of the year, as appropriate. In addition, we have identified some of our products that are already in use by customers and that contain date-sensitive technology. For these products, we have undertaken the additional step of distributing and installing any requisite remediating product upgrades and/or replacements. We believe we have deployed approximately 100% of these customer product upgrades. Each segment of the Company has developed contingency and business continuation planning with respect to its products.

Costs
The estimated total cost of the plan is approximately $18 million, which has been, and will continue to be, funded through operating cash flows. As of September 30, 1999, we had incurred approximately $14 million in costs related to our Year 2000 project. We anticipate that the remaining costs of the plan include $2 million allocated to unanticipated contingencies and $2 million for internal and external project-related costs. Of the total remaining costs of the plan, $1 million represents the redeployment of existing resources. None of our other information technology projects has been delayed or deferred as a result of the implementation of the plan.

Risks
We believe we have an effective plan in place to anticipate and resolve any potential Year 2000 issues affecting us and our products, as well as those of third-party suppliers, in a timely manner. We cannot assure you, however, that Year 2000 issues will not materially and adversely affect our results of opera-tions, cash flows or relationships with third parties in the event that
        . we have not properly identified our Year 2000 issues or the potential business disruption among third par-ties with whom we conduct significant business, or
        . our compliance assessment, remediation and testing activities, and our deployment of product upgrades, have not effectively addressed all relevant Year 2000 issues affecting us and our products.
        In addition, disruptions in the economy generally resulting from Year 2000 issues could materially and adversely affect us. At this time we cannot reasonably estimate the amount of potential liability and lost revenue that would be reasonably

                                                   Becton, Dickinson and Company

likely to result from the failure by us and certain key third parties to achieve Year 2000 compliance on a timely basis.
        The estimated costs of our plan and our belief that we have completed each of the phases of the plan are based upon management's best estimates, which rely upon numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans and other factors. These estimates, however, may prove not to be accurate, and actual results could differ materially from those anticipated. Factors that could result in material differences include, without limitation, the availability and cost of personnel with the requisite training and experience; the ability to appropriately identify, assess, remediate and test all devices, all relevant computer codes and embedded technology; and similar uncertainties. In addition, Year 2000-related issues may lead to possible third-party claims, the impact of which we cannot yet estimate. We cannot assure you that the aggregate cost of defending and resolving such claims, if any, would not have a material adverse effect on us.

--------------------------------------------------------------------------------
Other Matters
--------------------------------------------------------------------------------

On January 1, 1999, eleven member countries of the European Union began the transition to the euro as a common currency. Prior to the full implementation of the new currency on January 1, 2002, there is a transition period during which parties may use either their national currencies or the euro. We have completed the necessary system modifications to accommodate euro-denominated transactions with suppliers and customers. We are continuing to convert historical information from the respective national currencies to the euro. We believe that the creation of the euro will not significantly change our foreign exchange market risk. The adoption of a common European currency may result in changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management currently does not anticipate that the euro conversion will have a material adverse impact on our results of operations, financial condition or cash flows.
        We believe that the fundamentally non-cyclical nature of our core products, our international diversification and our ability to meet the needs of the worldwide health care industry for cost-effective and innovative products will continue to cushion the long-term impact on us of economic and political dislocations in the countries in which we do business, including the effects of possible health care system reforms. In 1999, inflation did not have a material impact on our overall operations.

--------------------------------------------------------------------------------
Litigation
--------------------------------------------------------------------------------

We, along with a number of other manufacturers, have been named as a defendant in approximately 300 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that med-ical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, we acquired a business which manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We are vigorously defending these lawsuits.
        We, along with another manufacturer and several medical product distributors, have been named as a defendant in eleven product liability lawsuits relating to health care workers who allegedly sustained accidental needle sticks, but have not become infected with any disease. The case brought in California under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998 was dismissed in a judgment filed March 19, 1999 which has been appealed by plaintiffs. The case brought in Florida under the caption Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on July 24, 1998 was voluntarily withdrawn by the plaintiffs on March 8, 1999. Cases have been filed on behalf of an unspecified number of health care workers in nine other states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The nine remaining actions are pending in state court in Texas, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in Pennsylvania, under the caption Brown vs. Becton Dickinson et al. (Case No. 03474, Philadelphia County Court of Common Pleas), filed on November 27, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998;

Financial Review                                   Becton, Dickinson and Company

and in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New York), filed on June 1, 1999.
        Generally, these remaining actions allege that health care workers have sustained needle sticks using hollow-bore needle devices manufactured by us and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the health care workers have sustained mental anguish. Plaintiffs seek money damages in all remaining actions.
        In June 1999, a class certification hearing was held in the matter of Usrey vs. Becton Dickinson et al. which first was filed in Texas state court on April 9, 1998, under the caption Calvin vs. Becton Dickinson et al. The Court has advised the parties by letter received on October 27, 1999, that it believes that it is appropriate to address the issues in the case by way of a class action under Texas procedural law. The Court has scheduled a meeting with the parties' counsel in mid-December to discuss the wording of an appropriate order.
        We continue to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.
        We, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, have been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies
Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that our contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that we have conspired with other manufacturers to maintain our market share in these products. Plaintiff seeks money damages. The pending action is in preliminary stages. We intend to mount a vigorous defense in this action.
        We are also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.
        In our opinion, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on our results of operations, financial condition or cash flows.

--------------------------------------------------------------------------------
Environmental Matters
--------------------------------------------------------------------------------

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensa-tion and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for an estimated environmental liability based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. We believe that any reasonably possible losses in excess of accruals would not have a material effect on our results of operations, financial condition, or cash flows.

--------------------------------------------------------------------------------
Adoption of New Accounting Standards
--------------------------------------------------------------------------------

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." We are required to adopt the provisions of this Statement no later than its fiscal year 2000. This Statement provides guidance on the financial reporting of start-up and organization costs and requires such costs, as defined, to be expensed as incurred. Adoption of this Statement is not expected to have a material impact on our results of operations or financial condition.
        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." We are required to adopt the provisions of this Statement no later than the beginning of its fiscal year 2001. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We are in the process of evaluating this Statement and have not yet determined the future impact on our consolidated financial statements.

--------------------------------------------------------------------------------
1998 Compared With 1997
--------------------------------------------------------------------------------

Worldwide revenues for 1998 rose 11%, to $3.1 billion. Excluding the estimated impact of unfavorable foreign currency translation, worldwide revenues grew 14% with acquisitions contributing 7%. Underlying revenue growth, which excludes the effects of foreign currency translation and acquisitions in 1998 and 1997, resulted primarily from volume increases and an improved product mix in all segments. Medical revenues for 1998 were $1.7 billion, an increase of 14% over 1997. Underlying revenue growth in the Medical segment was led by strong sales of infusion therapy and hypodermic products and increased sales of prefillable syringes to pharmaceutical companies. Biosciences revenues for 1998 of $924 million represented an increase of 8% over 1997. Underlying revenue growth in the Biosciences segment was led by strong sales of FACS brand flow cytometry systems. Preanalytical revenues for 1998 were $478 million, an increase of 7%, primarily due to continued strong sales of sample collection devices fueled by the conversion of the market to advanced protection devices.

                                                   Becton, Dickinson and Company

        Gross profit margin was 50.6% in 1998, compared with 49.7% in 1997, reflecting our continued success in improving manufacturing efficiency, as well as a more profitable mix of products sold.
        Selling and administrative expense of $862 million was 27.6% of revenues, compared to 27.3% in 1997, and was unfavorably affected by the 1998 reengineering charges related to Genesis. Investment in research and development in 1998 increased to $218 million, or 7.0% of revenues, including the $30 million charge for purchased in-process research and development related to the MDD acquisition. In 1997, we recorded a charge of $15 million for purchased in-process research and development associated with two acquisitions. Excluding the effect of purchased in-process research and development in both years, investment in research and development remained at 6% of revenues, or an increase of 13% over 1997. This increase includes additional funding directed toward emerging new platforms, such as DNA probe technology and other new diagnostic platforms, to support our efforts to accelerate our rate of revenue growth.
        Operating income in 1998 of $405 million decreased from $451 million in 1997. Excluding the special and other charges in 1998 and purchased in-process research and development in 1998 and 1997, operating income would have been 17.6% of revenues in 1998, compared to 16.6% in 1997. This increase in operating margin resulted from an improved gross profit margin, as well as a lower selling and administrative expense ratio.
        Net interest expense of $56 million in 1998 was $17 million higher than in 1997, primarily due to additional borrowings to fund acquisitions.
        "Other (expense) income, net" in 1998 included foreign exchange losses of $11 million, including hedging costs, and a gain of $3 million on the sale of an investment. "Other (expense) income, net" in 1997 included $8 million of gains from the disposition of non-core business lines and a gain of $6 million on the sale of an investment. Also included in 1997 were foreign exchange losses of $5 million, including hedging costs.
        The effective tax rate in 1998 was 30.6% compared to 29% in 1997. The increase is principally due to the lack of a tax benefit associated with a larger purchased in-process research and development charge recorded in 1998, as compared to 1997.
        Net income in 1998 was $237 million, compared to $300 million in 1997. Diluted earnings per share were $.90, compared to $1.15 in 1997. The effects of the special and other charges and the purchased in-process research and develop-ment charge recorded in 1998 decreased diluted earnings per share by $.40, and the estimated impact of unfavorable foreign currency translation was $.07 per share. Exclusive of these items and the in-process research and development charges recorded in 1997, diluted earnings per share grew 13% over 1997.
        Capital expenditures were $181 million, compared to $170 million in 1997. Medical, Biosciences and Preanalytical capital spending totaled $105 million, $38 million and $28 million, respectively, in 1998.
        We expended $537 million, net of cash acquired, for business acquisitions in 1998, compared to $201 million in 1997.
        Net cash provided by financing activities was $242 million during 1998 as compared with a use of cash of $92 million during 1997. This change was due primarily to a reduction in common share repurchases, as well as net proceeds received from the issuance of commercial paper in 1998 versus net repayments in 1997.
        During 1998, total debt increased $352 million, primarily as a result of increased spending on acquisitions. Short-term debt was 33% of total debt at year end, compared to 17% at the end of 1997. The change in this percentage was principally attributable to the use of short-term debt to finance a portion of the MDD acquisition.
        Return on equity decreased to 15.8% in 1998, from 22.1% in 1997, primarily due to the impact of special and other charges and the purchased in-process research and development charge.

--------------------------------------------------------------------------------
Forward-Looking Statements
--------------------------------------------------------------------------------

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements (as defined under Federal securities laws) made by or on behalf of BD. BD and its representatives from time to time may make certain verbal or written forward-looking statements regarding BD's performance (including future revenues, products and income), or events or developments that BD expects to occur or anticipates occurring in the future. All such statements are based upon current expectations of BD and involve a number of business risks and uncertainties. Actual results could vary materially from anticipated results described in any forward-looking statement. Factors that could cause actual results to vary materially include, but are not limited to, competitive factors, changes in regional, national or foreign economic conditions, changes in interest or foreign currency exchange rates, delays in product introductions, Year 2000 issues, and changes in health care or other governmental practices or regulation, as well as other factors discussed herein and in other of BD's filings with the Securities Exchange Commission.

                                                   Becton, Dickinson and Company

-----------------------------------------------------------------------------------------------------------------
    Eight-Year Summary of Selected Financial Data
    Years Ended September 30
    Dollars in millions,
    except per-share amounts       1999      1998      1997      1996      1995      1994      1993      1992
-----------------------------------------------------------------------------------------------------------------
Operations
 Revenues                      $3,418.4  $3,116.9  $2,810.5  $2,769.8  $2,712.5  $2,559.5  $2,465.4  $2,365.3
 Research and Development
   Expense                        254.0     217.9     180.6     154.2     144.2     144.2     139.1     125.2
 Operating Income                 445.2     405.4     450.5     431.2     396.7     325.0     270.4     328.6
 Interest Expense, Net             72.1      56.3      39.4      37.4      42.8      47.6      53.4      49.1
 Income Before Income Taxes
   and Cumulative Effect
   of Accounting Changes          372.7     340.9     422.6     393.7     349.6     296.2     222.9     269.5
 Income Tax Provision              96.9     104.3     122.6     110.2      97.9      69.0      10.1      68.7
 Net Income                       275.7     236.6     300.1     283.4     251.7     227.2      71.8(A)  200.8
 Basic Earnings Per Share          1.09       .95      1.21      1.10       .92       .77       .22(A)    .65
 Diluted Earnings Per Share        1.04       .90      1.15      1.05       .89       .76       .22(A)    .63
 Dividends Per Common Share         .34       .29       .26       .23       .21       .19       .17       .15

Financial Position
 Current Assets                $1,683.7  $1,542.8  $1,312.6  $1,276.8  $1,327.5  $1,326.6  $1,150.7  $1,221.2
 Current Liabilities            1,329.3   1,091.9     678.2     766.1     720.0     678.3     636.1     713.3
 Property, Plant and
   Equipment, Net               1,431.1   1,302.7   1,250.7   1,244.1   1,281.0   1,376.3   1,403.1   1,429.5
 Total Assets                   4,437.0   3,846.0   3,080.3   2,889.8   2,999.5   3,159.5   3,087.6   3,177.7
 Long-Term Debt                   954.2     765.2     665.4     468.2     557.6     669.2     680.6     685.1
 Shareholders' Equity           1,768.7   1,613.8   1,385.4   1,325.2   1,398.4   1,481.7   1,457.0   1,594.9
 Book Value Per Common Share       7.05      6.51      5.68      5.36      5.37      5.27      4.88      5.25

Financial Relationships
 Gross Profit Margin               49.9%     50.6%     49.7%     48.4%     47.0%     45.3%     44.5%     45.0%
 Return on Revenues                 8.1%      7.6%     10.7%     10.2%      9.3%      8.9%      8.6%(C)   8.5%
 Return on Total Assets (B)        10.9%     11.7%     15.9%     15.2%     13.3%     11.5%      9.2%(C)  11.1%
 Return on Equity                  16.3%     15.8%     22.1%     20.8%     17.5%     15.5%     13.3%(C)  13.6%
 Debt to Capitalization (D)        47.2%     41.4%     36.3%     34.3%     35.2%     36.1%     37.8%     36.1%

Additional Data
 Number of Employees             24,000    21,700    18,900    17,900    18,100    18,600    19,000    19,100
 Number of Shareholders          11,433     9,784     8,944     8,027     7,712     7,489     7,463     7,086
 Average Common and
   Common Equivalent Shares
   Outstanding-Assuming
   Dilution (millions)            264.6     262.1     259.6     267.6     280.4     298.6     313.2     313.4
 Depreciation and
   Amortization                  $258.9    $228.7    $209.8    $200.5    $207.8    $203.7    $189.8    $169.6
 Capital Expenditures             311.5     181.4     170.3     145.9     123.8     123.0     184.2     185.6

(A) Includes cumulative effect of accounting changes of $141.1 ($.47 per basic share; $.45 per diluted share).

(B) Earnings before interest expense and taxes as a percent of average total assets.

(C) Excludes the cumulative effect of accounting changes.

(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

Report of Management

        The following consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.
        In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures. This control structure is further reinforced by a program of internal audits, including a policy that requires responsive action by management.
        The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows. Their audits were conducted in accordance with generally accepted auditing standards and included a review and evaluation of the Company's internal accounting controls to the extent they considered necessary for the purpose of expressing an opinion on the consolidated financial statements. This, together with other audit procedures and tests, was sufficient to provide reasonable assurance as to the fairness of the information included in the consolidated financial statements and to support their opinion thereon.
        The Board of Directors monitors the internal control system, including internal accounting controls, through its Audit Committee which consists of five outside Directors. The Audit Committee meets periodically with the independent auditors, internal auditors and financial management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with its members, with and without financial management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

/s/ Clateo Castellini
Clateo Castellini
Chairman of the Board
and Chief Executive Officer

/s/ Edward J. Ludwig
Edward J. Ludwig
President

/s/ Richard M. Hyne
Richard M. Hyne
Vice President and Controller

Report of Ernst & Young, LLP
Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company
        We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 1999 and 1998, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP

New York,New York
November 4, 1999

                                                   Becton, Dickinson and Company

-----------------------------------------------------------------------------------------------------------
    Consolidated Statements of Income
    Years Ended September 30
    Thousands of dollars, except per-share amounts               1999             1998             1997
-----------------------------------------------------------------------------------------------------------
Operations

Revenues                                                   $3,418,412       $3,116,873       $2,810,523

Cost of products sold                                       1,711,666        1,541,032        1,413,311
Selling and administrative expense                            931,929          861,564          766,071
Research and development expense                              254,016          217,900          180,626
Special charges                                                75,553           90,945                -
-----------------------------------------------------------------------------------------------------------

Total Operating Costs and Expenses                          2,973,164        2,711,441        2,360,008
-----------------------------------------------------------------------------------------------------------

Operating Income                                              445,248          405,432          450,515

Interest expense, net                                         (72,052)         (56,340)         (39,373)
Other (expense) income, net                                      (541)          (8,226)          11,498
-----------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                    372,655          340,866          422,640
Income tax provision                                           96,936          104,298          122,566
-----------------------------------------------------------------------------------------------------------
Net Income                                                 $  275,719       $  236,568       $  300,074
===========================================================================================================

Earnings Per Share

Basic                                                      $     1.09       $      .95       $     1.21
Diluted                                                    $     1.04       $      .90       $     1.15
===========================================================================================================

See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------------------------------
    Consolidated Statements of Comprehensive Income
    Years Ended September 30
    Thousands of dollars                                        1999             1998             1997
--------------------------------------------------------------------------------------------------------
Net Income                                                $  275,719       $  236,568       $  300,074
--------------------------------------------------------------------------------------------------------

Other Comprehensive Income, Net of Tax
 Foreign currency translation adjustments                    (96,548)           3,654          (71,911)
 Unrealized losses on investments                             (2,879)               -                -
--------------------------------------------------------------------------------------------------------

Other Comprehensive Income                                   (99,427)           3,654          (71,911)
--------------------------------------------------------------------------------------------------------

Comprehensive Income                                      $  176,292       $  240,222       $  228,163
========================================================================================================

See notes to consolidated financial statements.

                                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------------------------------
     Consolidated Balance Sheets
     September 30
     Thousands of dollars, except per-share amounts                             1999              1998
--------------------------------------------------------------------------------------------------------
Assets
Current Assets
 Cash and equivalents                                                     $   59,932        $   83,251
 Short-term investments                                                        4,660             7,390
 Trade receivables, net                                                      812,544           726,558
 Inventories                                                                 642,533           536,791
 Prepaid expenses, deferred taxes and other                                  164,056           188,772
--------------------------------------------------------------------------------------------------------
   Total Current Assets                                                    1,683,725         1,542,762
Property, Plant and Equipment, Net                                         1,431,149         1,302,650
Goodwill, Net                                                                526,942           412,070
Core and Developed Technology, Net                                           329,460           214,167
Other Intangibles, Net                                                       178,285           120,108
Other                                                                        287,397           254,281
--------------------------------------------------------------------------------------------------------
Total Assets                                                              $4,436,958        $3,846,038
========================================================================================================
Liabilities
Current Liabilities
 Short-term debt                                                          $  631,254        $  385,162
 Accounts payable                                                            209,365           208,500
 Accrued expenses                                                            284,097           278,964
 Salaries, wages and related items                                           181,203           180,854
 Income taxes                                                                 23,403            38,433
--------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                               1,329,322         1,091,913
Long-Term Debt                                                               954,169           765,176
Long-Term Employee Benefit Obligations                                       344,068           326,620
Deferred Income Taxes and Other                                               40,711            48,509
Commitments and Contingencies                                                      -                 -

Shareholders' Equity
ESOP convertible preferred stock-$1 par value: authorized-
 1,016,949 shares; issued and outstanding-791,821 shares in 1999
 and 829,815 shares in 1998                                                   46,717            48,959
Preferred stock, series A-$1 par value: authorized-500,000 shares;
 none issued                                                                       -                 -
Common stock-$1 par value: authorized-640,000,000 shares;
 issued-332,662,160 shares in 1999 and 1998                                  332,662           332,662
Capital in excess of par value                                                44,626                 -
Retained earnings                                                          2,539,020         2,350,781
Unearned ESOP compensation                                                   (20,310)          (24,463)
Deferred compensation                                                          5,949             4,903
Common shares in treasury-at cost-81,864,329 shares in 1999
  and  84,818,944 shares in 1998                                            (997,333)       (1,015,806)
Accumulated other comprehensive income                                      (182,643)          (83,216)
--------------------------------------------------------------------------------------------------------
  Total Shareholders' Equity                                               1,768,688         1,613,820
--------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                $4,436,958        $3,846,038
========================================================================================================

See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

-------------------------------------------------------------------------------------------------------------------
    Consolidated Statements of Cash Flows
    Years Ended September 30
    Thousands of dollars                                                    1999              1998           1997
-------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                             $ 275,719         $ 236,568       $300,074
Adjustments to net income to derive net cash
 provided by operating activities:
   Depreciation and amortization                                         258,863           228,749        209,771
   Non-cash special charges                                               57,538            58,445             -
   Deferred income taxes                                                   4,575           (32,332)       (29,695)
   Purchased in-process research and development                          48,800            30,000         14,750
   Change in operating assets (excludes impact of acquisitions):
    Trade receivables                                                    (94,371)          (77,649)       (30,014)
    Inventories                                                         (131,592)          (54,066)       (24,074)
    Prepaid expenses, deferred taxes and other                           (24,520)          (42,378)         8,301
    Accounts payable, income taxes and other liabilities                  17,009           133,500        (11,760)
   Other, net                                                             19,771            19,925          5,394
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                431,792           500,762        442,747
-------------------------------------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                                    (311,547)         (181,416)      (170,349)
Acquisitions of businesses, net of cash acquired                        (374,221)         (536,501)      (200,832)
Proceeds from dispositions of businesses                                       -                 -         24,343
Proceeds (purchases) of short-term investments, net                        3,452            (3,197)         2,544
Proceeds from sales of long-term investments                                   -            26,709         31,307
Purchases of long-term investments                                       (25,065)          (18,925)        (6,000)
Capitalized internal-use software                                        (65,036)          (25,605)             -
Other, net                                                               (43,431)          (30,833)       (45,079)
-------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                  (815,848)         (769,768)      (364,066)
-------------------------------------------------------------------------------------------------------------------

Financing Activities
Change in short-term debt                                                346,772           127,802        (77,687)
Proceeds of long-term debt                                               197,534           190,639        292,168
Payment of long-term debt                                               (118,332)           (2,951)      (118,686)
Issuance of common stock                                                  26,803            46,013         29,393
Repurchase of common stock                                                     -           (44,476)      (150,003)
Dividends paid                                                           (88,050)          (75,332)       (67,161)
-------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing Activities                     364,727           241,695        (91,976)
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                   (3,990)           (2,077)        (9,217)
-------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Equivalents                                     (23,319)          (29,388)       (22,512)
-------------------------------------------------------------------------------------------------------------------
Opening Cash and Equivalents                                              83,251           112,639        135,151
-------------------------------------------------------------------------------------------------------------------
Closing Cash and Equivalents                                           $  59,932         $  83,251       $112,639
===================================================================================================================

See notes to consolidated financial statements

Notes to Consolidated                              Becton, Dickinson and Company
Financial Statements
Thousands of dollars, except per-share amounts

Index
Note  Subject                                           Page
------------------------------------------------------------
 1     Summary of Significant Accounting Policies         32
 2     Acquisitions                                       33
 3     Employee Stock Ownership Plan/Savings
       Incentive Plan                                     34
 4     Benefit Plans                                      35
 5     Special and Other Charges                          37
 6     Other (Expense) Income, Net                        38
 7     Income Taxes                                       38
 8     Supplemental Balance Sheet Information             39
 9     Debt                                               40
10     Financial Instruments                              41
11     Shareholders' Equity                               42
12     Comprehensive Income                               43
13     Commitments and Contingencies                      43
14     Stock Plans                                        45
15     Earnings Per Share                                 46
16     Segment Data                                       47


------------------------------------------------------------
1       Summary of Significant Accounting Policies
------------------------------------------------------------

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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and three to 20 years for leasehold improvements. Depreciation expense was $158,202, $149,957, and $148,007 in fiscal 1999, 1998, and 1997, respectively.

Intangibles
Goodwill and core and developed technology arise from acquisitions. Goodwill is amortized over periods principally ranging from 10 to 40 years, using the straight-line method. Core and developed technology is amortized over periods ranging from 15 to 20 years, using the straight-line method. Other intangibles, which include patents and other, are amortized over periods principally ranging from three to 40 years, using the straight-line method. Intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results.

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

Earnings Per Share
Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

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

      The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term debt and investments. In connection with issuances of long-term debt, the Company may also enter into forward rate agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged.
      The Company accounts for derivative financial instruments using the deferral method of accounting when such instruments are intended to hedge an identifiable firm foreign currency commitment and are designated as, and effective as, hedges. Foreign exchange exposures arising from certain receivables, payables, and short-term borrowings that do not meet the criteria for the deferral method are marked to market. Resulting gains and losses are recognized currently in Other (expense) income, net, largely offsetting the respective losses and gains recognized on the underlying exposures.
      The Company designates its interest rate hedge agreements as hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under such hedge agreements.
      Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resultant gain or loss would be recognized in income.

Stock-Based Compensation
Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price.

Start-up Costs
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." The Company is required to adopt the provisions of this Statement no later than its fiscal year 2000. This Statement provides guidance on the financial reporting of start-up and organization costs and requires such costs, as defined, to be expensed as incurred. Adoption of this Statement is not expected to have a material impact on the Company's results of operations or financial condition.


------------------------------------------------------------
2       Acquisitions
------------------------------------------------------------

During fiscal year 1999, the Company acquired 10 businesses for an aggregate of $381,530 and 357,522 shares of the Company's stock. The Company also granted options to purchase 73,074 shares of the Company's common stock to eligible employees of one of the acquired companies. The 1999 results of operations included charges of $48,800 for purchased in-process research and development in connection with three of these acquisitions. These charges represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and do not have alternative future uses. Unaudited pro forma consolidated results after giving effect to the businesses acquired during fiscal 1999 would not have been materially different from the reported amounts for either 1999 or 1998.
      Included in 1999 acquisitions is the purchase of Clontech Laboratories, Inc. ("Clontech"), which was completed in August, for approximately $201,000 in cash, subject to certain post-closing adjustments. In connection with this acquisition, a charge of $32,000 for purchased in-process research and development was included in the results of operations for the Biosciences segment, as noted above. The estimated fair value of assets acquired and liabilities assumed relating to the Clontech acquisition, which is subject to further refinement, is summarized below, after giving effect to the write-off of purchased in-process research and development:

-------------------------------------------
Working capital                    $12,518
Property, plant and equipment        7,364
Goodwill                            97,336
Core and developed technology       67,940
Other intangibles                   21,660
Other assets                         3,630
Deferred income taxes and other    (41,821)
-------------------------------------------

      Intangibles related to Clontech are being amortized on a straight-line basis over their useful lives, which range from 10 to 15 years.
      During fiscal year 1998, the Company acquired six businesses for an aggregate of $545,603 in cash and 595,520 shares of the Company's common stock, or 297,760 shares on a pre-split basis.Included in 1998 acquisitions is the purchase of the Medical Devices Division ("MDD") of The BOC Group for approximately $457,000 in cash. In connection with this acquisition, a charge of $30,000 for purchased in-process research and development was included in the 1998 results of operations. This charge represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and do not have alternative future uses. Intangibles related to MDD are being amortized on a straight-line basis over their useful lives, which range from 15 to 25 years.

The assumed liabilities for the MDD acquisition included approximately $14,300 for severance and exit costs associated with the integration of certain MDD administrative functions. As of September 30, 1999, approximately $2,200 of these reserves remained, which are expected to be substantially paid over the next six months.
      The following unaudited pro forma data summarize the results of operations for the years ended September 30, 1998 and 1997 as if the MDD acquisition had been completed as of the beginning of the periods presented. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles and income taxes. The 1998 pro forma data include the $30,000 for purchased in-process research and development. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

                                1998             1997
------------------------------------------------------
Revenues                  $3,206,837       $3,005,634
Net income                   227,664          284,806
Earnings per share:
  Basic                          .91             1.15
  Diluted                        .86             1.09
                           ===========================

      In May 1997, the Company acquired PharMingen, a manufacturer of reagents for biomedical research, and Difco Laboratories Incorporated ("Difco"), a manufacturer of microbiology media and supplies, for an aggregate of $217,370 in cash. Goodwill related to PharMingen and Difco is being amortized on a straight-line basis over 15 and 20 years, respectively. In connection with the Difco and PharMingen acquisitions, a charge of $14,750 for purchased in-process research and development was included in the 1997 results of operations. This charge represented the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and do not have alternative future uses. The assumed liabilities for these acquisitions included approximately $17,500 for severance and other exit costs associated with the closing of certain Difco facilities. As of September 30, 1999, approximately $6,100 of these reserves remained, which are expected to be substantially paid over the next six months.
      All acquisitions were recorded under the purchase method of accounting and, therefore, the purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations for the acquired companies were included in the consolidated results of the Company from their respective acquisition dates.


------------------------------------------------------------
3       Employee Stock Ownership Plan
        Savings Incentive Plan
------------------------------------------------------------

The Company has an Employee Stock Ownership Plan ("ESOP") as part of its voluntary defined contribution plan (Savings Incentive Plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company's obligation to match 50% of employees' contributions, up to a maximum of 3% of each participant's salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company's ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company's common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company's contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it is reflected on the consolidated balance sheet as short-term and long-term debt with a related amount shown in the shareholders' equity section as Unearned ESOP compensation.
      The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock.
      For the plan year ended June 30, 1999, preferred shares accumulated in the trust in excess of the Company's matching obligation due to the favorable performance of the Company's common stock over the past several years. As a result, the Company matched up to an additional 1% of each eligible participant's salary. This increase in the Company's contribution was distributed in September 1999.
      Selected financial data pertaining to the ESOP/Savings Incentive Plan follow:

                                             1999          1998          1997
------------------------------------------------------------------------------
Total expense of the Savings
  Incentive Plan                           $3,851        $4,183        $4,257
Compensation expense
  (included in total expense above)        $1,845        $1,975        $2,087
Dividends on ESOP shares used
  for debt service                         $3,114        $3,235        $3,366
Number of preferred shares
  allocated at September 30               411,727       373,884       357,465
                                          ===================================

      The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $88,304 at September 30, 1999.

------------------------------------------------------------
4       Benefit Plans
------------------------------------------------------------

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement health care and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.
      In January 1999, the Compensation and Benefits Committee of the Company's Board of Directors approved design changes to the U.S. pension plan to reflect a pension equity formula. As a result, the U.S. pension plan was remeasured as of January 31, 1999, and the net periodic pension cost in 1999 and the benefit obligations at September 30, 1999 reflect the adoption of this change. No changes were made in the revaluation to the economic assumptions established at September 30, 1998.
      The change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets at September 30, 1999 and 1998 for these plans were as follows:

                                                                                                     Other Postretirement
                                                                        Pension Plans                      Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                                           1999         1998         1999         1998
-------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                             $ 648,526    $ 560,264    $ 183,633    $ 166,140
  Service cost                                                           33,204       27,912        3,147        2,239
  Interest cost                                                          41,007       40,242       11,935       12,015
  Plan amendments                                                       (22,933)       1,573          -          3,435
  Benefits paid                                                         (63,003)     (44,318)     (12,294)     (11,267)
  Actuarial (gain) loss                                                 (18,480)      42,948       (4,591)      11,071
  Acquisitions                                                              -         17,894          -            -
  Curtailment gain                                                       (1,917)         -            -            -
  Other, primarily translation                                           (1,813)       2,011          -            -
                                                                      -------------------------------------------------
  Benefit obligation at end of year                                   $ 614,591    $ 648,526    $ 181,830    $ 183,633
                                                                      =================================================

Change in plan assets:
  Fair value of plan assets at beginning of year                      $ 583,963    $ 572,190    $     -      $     -
  Actual return on plan assets                                           66,804       33,480          -            -
  Employer contribution                                                  13,789        8,917          -            -
  Benefits paid                                                         (63,003)     (44,318)         -            -
  Acquisitions                                                              -         11,199          -            -
  Other, primarily translation                                           (3,044)       2,495          -            -
                                                                      -------------------------------------------------
  Fair value of plan assets at end of year                            $ 598,509    $ 583,963    $     -      $     -
                                                                      =================================================

Funded status:
  Unfunded benefit obligation                                         $ (16,082)   $ (57,724)   $(181,830)   $(183,633)
  Unrecognized net transition obligation (asset)                            952         (373)         -            -
  Unrecognized prior service cost                                       (22,213)         677      (53,664)     (59,685)
  Unrecognized net actuarial (gain) loss                                (58,866)     (27,795)      19,812       31,577
                                                                      -------------------------------------------------
  Accrued benefit cost                                                $ (96,209)   $ (85,215)   $(215,682)   $(211,741)
                                                                      =================================================

Amounts recognized in the consolidated balance sheets consisted of:
  Prepaid benefit cost                                                $  11,161    $   8,533    $      -     $     -
  Accrued benefit cost                                                 (107,370)     (93,748)    (215,682)    (211,741)
                                                                      -------------------------------------------------
  Net amount recognized                                               $ (96,209)   $ (85,215)   $(215,682)   $(211,741)
                                                                      =================================================

      Foreign pension plan assets at fair value included in the preceding table were $124,099 and $112,845 at September 30, 1999 and 1998, respectively. The foreign pension plan projected benefit obligations were $137,836 and $130,921 at September 30, 1999 and 1998, respectively.

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $48,635, $39,809 and $20,519, respectively as of September 30, 1999, and $38,847, $33,380 and $11,389, respectively as of September 30, 1998.
      Net pension and postretirement expense included the following components:

                                                              Pension Plans                          Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------------------
                                                   1999        1998            1997            1999            1998            1997
-----------------------------------------------------------------------------------------------------------------------------------
Components of net pension and
postretirement costs:
Service cost                                   $ 33,204    $ 27,912        $ 26,303         $ 3,147         $ 2,239         $ 2,154
Interest cost                                    41,007      40,242          37,370          11,935          12,015          11,467
Expected return on plan assets                  (60,837)    (54,300)        (44,071)            -               -               -
Amortization of prior service cost                 (687)         86             118          (6,021)         (6,312)         (6,312)
Amortization of loss (gain)                        (306)     (2,331)            (34)          1,460             721             (52)
Amortization of net obligation                     (598)       (626)           (773)            -               -               -
Curtailment charges                              (1,917)        -               -               -               -               -
                                               ------------------------------------------------------------------------------------
Net pension and postretirement costs           $  9,866    $ 10,983        $ 18,913         $10,521         $ 8,663         $ 7,257
                                               ====================================================================================

      Net pension expense attributable to foreign plans included in the preceding table was $8,721, $4,902 and $5,741 in 1999, 1998 and 1997, respectively.
      As discussed in Note 5, the Company recorded special charges in 1999 relating to an enhanced voluntary retirement incentive program. These charges included $7,828 and $5,412 of special termination benefits relating to pension benefits and postretirement benefits, respectively.
      The assumptions used in determining benefit obligations were as follows:

                                                                          Other Postretirement
                                           Pension Plans                        Benefits
-----------------------------------------------------------------------------------------------
                                       1999           1998                1999           1998
-----------------------------------------------------------------------------------------------
Discount rate:
  U.S. plans                           7.75%          6.75%               7.75%         6.75%
  Foreign plans (average)              6.18%          6.10%                 -             -
Expected return on plan assets:
  U.S. plans                          11.00%         10.00%                 -             -
  Foreign plans (average)              7.31%          7.23%                 -             -
Rate of compensation increase:
  U.S. plans                           4.25%          5.25%               4.25%         5.25%
  Foreign plans (average)              3.85%          3.80%                 -             -

      At September 30, 1999 and 1998, health care cost trends of 9% and 10%, respectively, pre-age 65 and 6% and 7%, respectively, post-age 65 were assumed in the valuation of postretirement health care benefits. These rates were assumed to decrease gradually to an ultimate rate of 6% beginning in 2003 for pre-age 65 and 2000 for post-age 65. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 1999 by $6,265 and the aggregate of the service cost and interest cost components of 1999 annual expense by $489. A one percentage point decrease in the health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 1999 by $5,928 and the aggregate of the 1999 service cost and interest cost by $462.
      The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits", for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. In 1997, the Company recorded a $5,963 curtailment loss for severance in connection with productivity programs in the United States and Europe. Postemployment benefit costs were $22,842, $24,015, and $25,532 in 1999, 1998 and 1997, respectively.

------------------------------------------------------------
5       Special and Other Charges
------------------------------------------------------------


The Company recorded special charges in fiscal 1999 and 1998 associated with two restructuring programs, primarily designed to improve the Company's cost structure, refocus certain businesses, and write down impaired assets.
      During the third quarter of 1999, the Company recorded special charges of $75,553. Of these charges, $46,125 were associated with the write-off of intangibles, as well as other costs relating to the Company's decision to exit certain product lines, primarily in the area of home health care within the BD Medical Systems segment. The Company had completed its implementation of the exit plans by year-end. The Company also reversed $6,300 of 1998 special charges in 1999 as a result of the decision not to exit certain activities as had originally been planned.
      Fiscal 1999 special charges also included $17,857, primarily for the write-down of certain investment assets related to various product development ventures, primarily in the BD Medical Systems segment, that the Company will no longer pursue. The Company's decision to refocus certain businesses and the continued decline in sales volume for selected products indicated impairment, which required a reassessment of the recoverability of the underlying assets. An impairment loss was recorded as a result of the carrying amounts of these assets exceeding their recoverable values, based on discounted future cash flow estimates.
      Special charges in 1999 also included $17,871 in special termination and severance benefits associated with an enhanced retirement incentive program. This program was offered in April 1999 to 176 employees meeting certain age and service requirements at selected locations. Responses to this offer were due by May 25, 1999. The related expenses for separation pay and enhanced pension and retirement benefits were recorded to special charges upon acceptance by 133 participants.

      The Company also recorded $26,868 of charges in Cost of products sold in 1999, to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines discussed earlier.
      During 1998, the Company recorded special charges of $90,945, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. The restructuring plan included approximately $35,000 in special charges related primarily to severance and other termination costs and losses from the disposal of assets. As discussed earlier, the Company reversed $6,300 of these charges in 1999 as a result of the decision not to exit certain activities as had originally been planned. As of September 30, 1999, approximately 95 positions have been eliminated, and the Company expects that an additional 150 people will be affected by this plan. The plan for restructuring the Company's manufacturing operations included the closure of a surgical blade plant in the United States, scheduled for the latter part of fiscal year 2001. The remaining 1998 restructuring accruals related to this closure consist primarily of severance.
      The write-down of assets in 1998 included approximately $38,000 in special charges to recognize an impairment loss related primarily to goodwill associated with prior acquisitions in the BD Biosciences segment. The sustained decline in sales volume of manual microbiology products within this segment, combined with the Company's increased focus on new and developing alternative technologies, created an impairment indicator that required a reassessment of recoverability. An impairment loss was recorded as a result of the carrying value of these assets exceeding their fair value, calculated on the basis of discounted estimated future cash flows. The remaining special charges of approximately $18,000 consisted of various other one-time charges.
      A summary of the activity for the accruals and other components of special charges follows:

                                                 Accrual Activity                Special                  Total
                                         ----------------------------------- Termination       Asset    Special
                                         Severance  Restructuring      Other    Benefits  Writedowns    Charges
---------------------------------------------------------------------------------------------------------------
1998 Special Charges                       $13,000         $4,500    $15,100      $2,400     $55,945    $90,945
Payments                                      (500)           (50)    (2,400)     =============================
                                         -----------------------------------
Accrual Balance at September 30, 1998       12,500          4,450     12,700

1999 Special Charges(A)                      5,600         11,700      2,500     $13,200     $42,553    $75,553
Payments                                    (5,000)        (6,900)    (9,100)    ==============================
                                         -----------------------------------
Accrual Balance at September 30, 1999      $13,100         $9,250     $6,100
                                         ===================================

(A) Includes reversals of 1998 special charges of $1,500 for severance and $4,800 for asset writedowns.

      The Company also recorded $22,000 of charges in 1998 associated with the reengineering of business processes relating to the enterprise wide program to upgrade its business systems. The majority of these charges were included in Selling and administrative expense. This program will develop a platform of common business practices for the Company and will coordinate the installation of a global software system to provide more efficient access to worldwide business information.


------------------------------------------------------------
6         Other (Expense) Income, Net
------------------------------------------------------------

Other (expense), net in 1999 included foreign exchange losses of $9,154, including hedging costs. Other (expense), net also included $2,654 of gains on the sale of assets and income of $2,610 associated with settlements.
      Other (expense), net in 1998 included foreign exchange losses of $11,038, including hedging costs, and a gain of $2,909 on the sale of an investment.
      Other income, net in 1997 included $8,191 of gains from the dispositions of non-core business lines and a gain of $5,763 on the sale of an investment. Also included in Other income, net were foreign exchange losses of $5,021, including hedging costs.


------------------------------------------------------------
7         Income Taxes
------------------------------------------------------------

The provision for income taxes is composed of the following charges (benefits):


                                      1999         1998         1997
--------------------------------------------------------------------
Current:
  Domestic:
    Federal                        $27,303     $ 67,740     $ 81,588
    State and local, including
      Puerto Rico                   12,127       35,078       34,442
  Foreign                           52,931       33,812       36,231
                                   ----------------------------------
                                    92,361      136,630      152,261
                                   ----------------------------------
Deferred:
  Domestic                          15,138      (30,349)     (15,798)
  Foreign                          (10,563)      (1,983)     (13,897)
                                   ----------------------------------
                                     4,575      (32,332)     (29,695)
                                   ----------------------------------
                                   $96,936     $104,298     $122,566
                                   ==================================

      In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 1999 and 1998, net current deferred tax assets of $60,119 and $70,490, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $3,890 and $53,712, respectively, were included in Other non-current assets. Net current deferred tax liabilities of $1,067 and $3,613, respectively, were included in Current Liabilities-Income taxes. Net non-current deferred tax liabilities of $4,003 and $13,527, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 1999, the cumulative amount of such undistributed earnings approximated $1,152,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.
      Deferred income taxes at September 30 consisted of:

                                                   1999                    1998                      1997
-------------------------------------------------------------------------------------------------------------------
                                              Assets  Liabilities      Assets  Liabilities    Assets    Liabilities
-------------------------------------------------------------------------------------------------------------------
Compensation and benefits                   $150,214     $     -     $144,719     $     -     $143,665     $    -
Property and equipment                           -         92,608         -        100,741         -        100,169
Purchase acquisition
   adjustments                                   -        104,269         -         29,618         -         21,822
Other                                        187,626       70,867     147,449       44,408     131,319       52,341
                                            -----------------------------------------------------------------------
                                             337,840      267,744     292,168      174,767     274,984      174,332
Valuation allowance                          (11,157)         -       (10,339)         -       (12,606)         -
                                            -----------------------------------------------------------------------
                                            $326,683     $267,744    $281,829     $174,767    $262,378     $174,332
                                            =======================================================================

      A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                         1999       1998       1997
-------------------------------------------------------------------
Federal statutory tax rate               35.0%      35.0%      35.0%
State and local income taxes,
  net of federal tax benefit               .4         .1        1.3
Effect of foreign and Puerto Rican
  income and foreign tax credits        (10.8)      (6.1)      (7.6)
Research tax credit                      (2.5)      (1.6)       (.3)
Purchased in-process research and
  development                             4.6        3.1        1.2
Other, net                                (.7)        .1        (.6)
                                         ---------------------------
                                         26.0%      30.6%      29.0%
                                         ===========================

      The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 1999-$30,400 and $.11; 1998-$18,000 and $.07; and 1997-$17,400 and $.07.
The tax holidays expire at various dates through 2010.
      The Company made income tax payments, net of refunds, of $80,334 in 1999, $117,321 in 1998, and $151,050 in 1997.
      The components of Income Before Income Taxes follow:

                                          1999           1998           1997
----------------------------------------------------------------------------
Domestic, including Puerto Rico       $177,520       $238,109       $264,910
Foreign                                195,135        102,757        157,730
                                      --------------------------------------
                                      $372,655       $340,866       $422,640
                                      ======================================

------------------------------------------------------------
8         Supplemental Balance Sheet Information
------------------------------------------------------------


Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $49,036 and $35,518 at September 30, 1999 and 1998, respectively.

Inventories                                   1999          1998
----------------------------------------------------------------
Materials                                 $160,332      $122,232
Work in process                             94,627        86,239
Finished products                          387,574       328,320
                                          ----------------------
                                          $642,533      $536,791
                                          ======================

      Inventories valued under the LIFO method were $354,071 in 1999 and $285,384 in 1998. Inventories valued under the LIFO method would have been higher by approximately $17,000 in 1999 and $18,900 in 1998, if valued on a current cost basis.

Property, Plant and Equipment             1999         1998
-----------------------------------------------------------
Land                                $   64,497   $   72,158
Buildings                              938,859      916,353
Machinery, equipment and fixtures    1,888,169    1,703,788
Leasehold improvements                  41,279       34,724
                                    -----------------------
                                     2,932,804    2,727,023
Less allowances for depreciation
 and amortization                    1,501,655    1,424,373
                                    -----------------------
                                    $1,431,149   $1,302,650
                                    =======================

Goodwill                                  1999         1998
-----------------------------------------------------------
Goodwill                            $  636,362   $  498,012
Less accumulated amortization          109,420       85,942
                                    -----------------------
                                    $  526,942   $  412,070
                                    =======================

Core and Developed Technology             1999         1998
-----------------------------------------------------------
Core and developed technology       $  353,207   $  222,800
Less accumulated amortization           23,747        8,633
                                    -----------------------
                                    $  329,460   $  214,167
                                    =======================

Other Intangibles                         1999         1998
-----------------------------------------------------------
Patents and other                   $  337,871   $  266,069
Less accumulated amortization          159,586      145,961
                                    -----------------------
                                    $  178,285   $  120,108
                                    =======================

--------------------------------------------------------------------------------
9         Debt
--------------------------------------------------------------------------------

The components of Short-term debt follow:

                                        1999       1998
-------------------------------------------------------
Loans payable:
  Domestic                          $572,810   $204,875
  Foreign                             51,289     72,038
Current portion of long-term debt      7,155    108,249
                                    -------------------
                                    $631,254   $385,162
                                    ===================

      Domestic loans payable consists of commercial paper. Foreign loans payable consists of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 5.3% and 5.9% at September 30, 1999 and 1998, respectively. The Company has available a $500,000 syndicated and committed revolving credit facility, which expires in November 2001. In August 1999, the Company entered into a 364-day $300,000 committed facility. In March 1999, the Company renewed a 364-day $100,000 committed facility. All of these facilities support the Company's commercial paper borrowing program and can also be used for other general corporate purposes. Restrictive covenants under these agreements include a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at September 30, 1999. In addition, the Company had unused short-term foreign lines of credit pursuant to informal arrangements of approximately $243,000 and $193,000 at September 30, 1999 and 1998, respectively.

      The components of Long-Term Debt follow:

                                                    1999       1998
-------------------------------------------------------------------
Domestic notes due through 2015
  (average year-end interest rate: 5.5%-1999;
  5.8%-1998)                                    $ 16,596   $ 17,003
Foreign notes due through 2011
  (average year-end interest rate: 4.6%-1999;
  6.9%-1998)                                      14,435     19,692
8.80% Notes due March 1, 2001                    100,000    100,000
9.45% Guaranteed ESOP Notes due through
  July 1, 2004                                    23,138     28,481
6.90% Notes due October 1, 2006                  100,000    100,000
7.15% Debentures due October 1, 2009             200,000          -
8.70% Debentures due January 15, 2025            100,000    100,000
7.00% Debentures due August 1, 2027              200,000    200,000
6.70% Debentures due August 1, 2028              200,000    200,000
                                                -------------------
                                                $954,169   $765,176
                                                ===================

      In September 1999, the Company issued $200,000 of 7.15% debentures due on October 1, 2009, with an effective yield including the results of an interest rate hedge and other financing costs of 7.34%. In July 1998, the Company issued $200,000 of 6.70% debentures due on August 1, 2028. The effective yield of the debentures including the results of an interest rate hedge and other financing costs was 7.08%.
      The Company has available $100,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.
      The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2001 to 2004 are as follows: 2001-$107,223; 2002-$7,509;
2003-$7,740; 2004-$4,371.
      The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                           1999      1998      1997
---------------------------------------------------
Charged to operations   $76,738   $65,584   $51,134
Capitalized              14,655    10,011     6,469
                        ---------------------------
                        $91,393   $75,595   $57,603
                        ===========================

      Interest paid, net of amounts capitalized, was $77,681 in 1999, $64,160 in 1998, and $48,573 in 1997.

--------------------------------------------------------------------------------
10      Financial Instruments
--------------------------------------------------------------------------------

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value.
      The estimated fair values of the Company's financial instruments at September 30, 1999 and 1998 were as follows:

                                                 1999                  1998
---------------------------------------------------------------------------------
                                        Carrying       Fair   Carrying       Fair
                                           Value      Value      Value      Value
Assets:                                 -----------------------------------------
  Other investments (non-current) (A)   $ 15,413   $ 10,534   $ 17,125   $  6,115
  Currency options (B)                       106         65         51        101
  Forward exchange contracts (B)             148        158        -          -
Liabilities:
  Long-term debt                        $954,169   $928,809   $765,176   $832,250
  Forward exchange contracts (C)             -          -          948        393
  Interest rate swaps                        -          -           77        498
                                        =========================================

(A) Included in Other non-current assets.

(B) Included in Prepaid expenses, deferred taxes and other.

(C) Included in Accrued  expenses.

Off-Balance Sheet Risk

The Company has certain receivables, payables and short-term borrowings denominated in currencies other than the functional currency of the Company and its subsidiaries. During the year, the Company hedged substantially all of these exposures by entering into forward exchange contracts and currency options. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, Brazil and Mexico.
      At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and currency options, classified as held for purposes other than trading, were as follows:

                                 1999       1998
------------------------------------------------
Forward exchange contracts   $396,981   $742,995
Currency options               22,000      8,500
================================================

      At September 30, 1999, $346,762 of the forward exchange contracts mature within 90 days and $50,219 at various other dates in fiscal 2000. The currency options at September 30, 1999 expire within 30 days.
      The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the related non-functional currency denominated receivables, payables and short-term borrowings.
      The Company enters into interest rate swap and interest rate cap agreements, classified as held for purposes other than trading, in order to reduce the impact of fluctuating interest rates on its short-term third-party and intercompany debt and investments outside the United States. At September 30, 1998, the Company had foreign interest rate swap agreements with maturities at various dates through 1999. Under these agreements, the Company agreed with other parties to pay or receive fixed rate payments, generally on an annual basis, in exchange for paying or receiving variable rate payments, generally on a quarterly basis, calculated on an agreed-upon notional amount. The notional amounts of the Company's outstanding interest rate swap agreements were $12,000 at September 30, 1998. The Company had no interest rate swap agreements outstanding at September 30, 1999.
      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company is in the process of evaluating this Statement and has not yet determined the future impact on its consolidated financial statements. The Company is required to adopt the provisions of this Statement no later than the beginning of its fiscal year 2001.

Concentration Of Credit Risk

Substantially all of the Company's trade receivables are due from public and private entities involved in health care. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. The Company minimizes exposure to such risk, however, by dealing only with major international banks and financial institutions.

--------------------------------------------------------------------------------
11      Shareholders' Equity
--------------------------------------------------------------------------------

Changes in certain components of shareholders' equity were as follows:

                                      Series B,
                                           ESOP
                                      Preferred        Common        Capital in                          Unearned
                                          Stock         Stock         Excess of          Retained            ESOP
                                         Issued        Issued         Par Value          Earnings    Compensation
-----------------------------------------------------------------------------------------------------------------
Balance at October 1, 1996              $52,927      $170,484          $58,378         $2,160,279        $(32,787)
  Net income                                                                              300,074
  Cash dividends:
    Common ($.26 per share)                                                               (63,768)
    Preferred ($3.835 per share),
      net of tax benefits                                                                  (2,647)
  Common stock issued for
    employee stock plans, net                                           26,942
  Repurchase of common stock
  Common stock held in trusts
  Retirement of common stock                           (3,239)          (2,289)          (144,475)
  Reduction in unearned ESOP
    compensation for the year                                                                               4,167
  Adjustment for redemption
    provisions                           (1,816)                           391
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997            51,111       167,245           83,422          2,249,463         (28,620)
  Net income                                                                              236,568
  Cash dividends:
    Common ($.29 per share)                                                               (71,265)
    Preferred ($3.835 per share),
      net of tax benefits                                                                  (2,592)
    Common stock issued for:
      Employee stock plans, net                                         49,303
      Business acquisition                                              15,314
    Repurchase of common stock
    Common stock held in trusts
    Retirement of common stock                           (914)            (730)           (42,832)
    Reduction in unearned ESOP
      compensation for the year                                                                             4,157
    Adjustment for redemption
      provisions                         (2,152)                           461
    Two-for-one stock split                           166,331         (147,770)           (18,561)
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998            48,959       332,662                -          2,350,781         (24,463)
  Net income                                                                              275,719
  Cash dividends:
    Common ($.34 per share)                                                               (84,936)
    Preferred ($3.835 per share),
      net of tax benefits                                                                  (2,544)
  Common stock issued for:
    Employee stock plans, net                                           33,134
    Business acquisitions                                               11,008
  Common stock held in trusts
  Reduction in unearned ESOP
    compensation for the year                                                                               4,153
  Adjustment for redemption provisions   (2,242)                           484
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999           $46,717      $332,662          $44,626         $2,539,020        $(20,310)
=================================================================================================================



                                         Deferred                 Treasury Stock
                                       Compensation            Shares        Amount
-------------------------------------------------------------------------------------
Balance at October 1, 1996               $   -            (46,873,585)    $(1,069,139)
  Net income
  Cash dividends:
    Common ($.26 per share)
    Preferred ($3.835 per share),
      net of tax benefits
  Common stock issued for
    employee stock plans, net                               1,683,547          20,513
  Repurchase of common stock                               (3,239,500)       (150,003)
  Common stock held in trusts                                 (69,473)         (3,117)
  Retirement of common stock                                3,239,500         150,003
  Reduction in unearned ESOP
    compensation for the year
  Adjustment for redemption
    provisions                                                 98,420           1,425
-------------------------------------------------------------------------------------
Balance at September 30, 1997                   -         (45,161,091)     (1,050,318)
  Net income
  Cash dividends:
    Common ($.29 per share)
    Preferred ($3.835 per share),
      net of tax benefits
    Common stock issued for:
      Employee stock plans, net                             2,469,852          29,817
      Business acquisition                                    297,760           3,886
    Repurchase of common stock                               (913,500)        (44,476)
    Common stock held in trusts           4,903               (14,769)           (882)
    Retirement of common stock                                913,500          44,476
    Reduction in unearned ESOP
      compensation for the year
    Adjustment for redemption
      provisions                                              130,845           1,691
    Two-for-one stock split                               (42,541,541)
-------------------------------------------------------------------------------------
Balance at September 30, 1998             4,903           (84,818,944)     (1,015,806)
  Net income
  Cash dividends:
    Common ($.34 per share)
    Preferred ($3.835 per share),
      net of tax benefits
  Common stock issued for:
    Employee stock plans, net                               2,382,641          15,428
    Business acquisitions                                     357,522           2,333
  Common stock held in trusts             1,046               (28,670)         (1,046)
  Reduction in unearned ESOP
    compensation for the year
  Adjustment for redemption provisions                        243,122           1,758
-------------------------------------------------------------------------------------
Balance at September 30, 1999            $5,949           (81,864,329)    $  (997,333)
=====================================================================================

      Common stock held in trusts represents rabbi trusts in connection with the Company's employee salary and bonus deferral plan and Directors' deferral plan.
      In 1998, the Board of Directors authorized a two-for-one stock split. Par value remained at $1.00 per common share, and the number of authorized common shares increased from 320,000,000 to 640,000,000 shares. The stock split was recorded by reclassifying $166,331, the par value of the additional shares resulting from the split, from Capital in excess of par value and Retained earnings to Common stock.

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


--------------------------------------------------------------------------------
12      Comprehensive Income
--------------------------------------------------------------------------------

Effective October 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." This Statement specifies the reporting requirements for comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income includes foreign currency translation adjustments and unrealized gains (losses) on investments. In accordance with the provisions of this Statement, Consolidated Statements of Comprehensive Income have been included in the fiscal 1999 consolidated financial statements.

      Accumulated other comprehensive income has been reported as a separate component of Shareholders' Equity, in accordance with the requirements of this Statement. The components of Accumulated other comprehensive income are as follows:

                                        1999         1998
---------------------------------------------------------
Cumulative currency translation
  adjustments                      $(179,764)   $ (83,216)
Unrealized losses on investments      (2,879)         -
                                   ----------------------
                                   $(182,643)   $ (83,216)
                                   ======================

      Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive income.
      The tax benefit on Unrealized losses on investments for 1999 was $2,000. The income taxes related to Foreign currency translation adjustments were not significant in any year presented, as income taxes were generally not provided for translation adjustments.


--------------------------------------------------------------------------------
13      Commitments and Contingencies
--------------------------------------------------------------------------------

Commitments

Rental expense for all operating leases amounted to $46,000 in 1999, $44,800 in 1998, and $48,200 in 1997. Future minimum rental commitments on noncancelable leases are as follows: 2000-$29,300; 2001-$26,000; 2002-$20,700; 2003-$12,600;
2004-$11,000 and an aggregate of $53,000 thereafter.
      As of September 30, 1999, the Company has certain future capital commitments aggregating approximately $104,700, which will be expended over the next several years.

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

Notes                                             Becton, Dickinson and Company

      The Company, along with a number of other manufacturers, has been named as a defendant in approximately 300 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufac-tured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company is vigorously defending these lawsuits.
      The Company, along with another manufacturer and several medical product distributors, has been named as a defendant in eleven product liability lawsuits relating to health care workers who allegedly sustained accidental needle sticks, but have not become infected with any disease. The case brought in California under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998 was dismissed in a judgment filed March 19, 1999 which has been appealed by plaintiffs. The case brought in Florida under the caption Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on July 24, 1998 was voluntarily withdrawn by the plaintiffs on March 8,1999. Cases have been filed on behalf of an unspecified number of health care workers in nine other states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The nine remaining actions are pending in state court in Texas, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in Pennsylvania, under the caption Brown vs. Becton Dickinson et al. (Case No. 03474, Philadelphia County Court of Common Pleas), filed on November 27, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998; and in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New York), filed on June 1, 1999.
      Generally, these remaining actions allege that health care workers have sustained needle sticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the health care workers have sustained mental anguish. Plaintiffs seek money damages in all remaining actions.
      In June 1999, a class certification hearing was held in the matter of Usrey vs. Becton Dickinson et al., which was first filed in Texas state court on April 9, 1998, under the caption Calvin vs. Becton Dickinson et al. The Court had advised the parties by letter received on October 27, 1999 that it believes that it is appropriate to address the issues in the case by way of a class action under Texas procedural law.
      The Company continues to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.
      The Company, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, has been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that the Company's contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that the Company has conspired with other manufacturers to maintain its market share in these products. Plaintiff seeks money damages. The pending action is in preliminary stages. The Company intends to mount a vigorous defense in this action.
      The Company is also involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.
      In the opinion of the Company, the results of the above matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.

--------------------------------------------------------------------------------
14      Stock Plans
--------------------------------------------------------------------------------

Stock Option Plans

The Company has stock option plans under which employees have been granted options to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1990, 1995 and 1998 Stock Option Plans made available 16,000,000, 24,000,000 and 10,000,000 shares of the Company's common stock for the granting of options, respectively. At September 30, 1999, shares available for future grant under the 1990, 1995, and 1998 Plans were 175,767, 3,336,391, and 9,950,000, respectively.
All stock plan data has been retroactively restated to reflect the two-for-one stock splits in 1998, 1996 and 1993, where applicable.
      A summary of changes in outstanding options is as follows:

                                                                1999                               1998
--------------------------------------------------------------------------------------------------------------------
                                                       Options           Weighted        Options            Weighted
                                                           for            Average            for             Average
                                                        Shares     Exercise Price         Shares      Exercise Price
--------------------------------------------------------------------------------------------------------------------
Balance at October 1                                29,904,859             $18.22     30,168,526              $15.20
Granted                                              3,170,821(A)           34.83      4,843,750               29.64
Exercised                                           (2,281,727)             11.37     (4,593,739)               9.92
Forfeited, canceled or expired                        (671,679)             25.29       (513,678)              23.05
--------------------------------------------------------------------------------------------------------------------
Balance at September 30                             30,122,274             $20.33     29,904,859              $18.22
====================================================================================================================
Exercisable at September 30                         26,426,344             $18.37     23,266,773              $15.90
====================================================================================================================
Weighted average fair value of options granted     $     12.77                       $      9.40
====================================================================================================================
Available for grant at September 30                 13,462,158                        15,961,300
====================================================================================================================
                                                                 1997
                                                       Options            Weighted
                                                           for             Average
                                                        Shares      Exercise Price
----------------------------------------------------------------------------------
Balance at October 1                                27,051,424              $12.15
Granted                                              6,590,144               24.72
Exercised                                           (3,258,458)               9.05
Forfeited, canceled or expired                        (214,584)              16.36
----------------------------------------------------------------------------------
Balance at September 30                             30,168,526              $15.20
==================================================================================
Exercisable at September 30                         19,100,330              $11.92
==================================================================================
Weighted average fair value of options granted     $      7.08
==================================================================================
Available for grant at September 30                 10,291,372
==================================================================================

   The maximum term of options is ten years. Options outstanding as of September 30, 1999 expire on various dates from May 2000 through March 2009.

(A) The Company granted 73,074 of options to purchase shares of the Company's common stock to eligible employees of a business acquired in fiscal 1999.

                                                                September 30, 1999
-------------------------------------------------------------------------------------------------------------------------
                                            Options Outstanding                                  Options Exercisable
                                                                   Weighted
                                                Weighted            Average                                      Weighted
Range Of                         Number          Average          Remaining                     Number            Average
Option Exercise Price       Outstanding   Exercise Price   Contractual Life                Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------------
$  7.89 - $12.55             11,183,224           $10.25          4.2 Years                 11,183,224             $10.25
  17.36 -  24.81             11,349,243            22.51          6.9 Years                 11,337,395              22.51
  29.35 -  41.56              7,589,807            31.91          8.8 Years                  3,905,725              29.60
                            ---------------------------------------------------------------------------------------------
                             30,122,274           $20.33          7.1 Years                 26,426,344             $18.37
                            =============================================================================================

      As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.
      The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 1999, 1998 or 1997.
      Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.
      The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to three years. The pro forma effect on net income for 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

                                      1999                              1998                             1997
-----------------------------------------------------------------------------------------------------------------------
                          As Reported      Pro Forma        As Reported      Pro Forma        As Reported     Pro Forma
-----------------------------------------------------------------------------------------------------------------------
Net Income                   $275,719       $247,224           $236,568        $216,680          $300,074      $290,697
Earnings Per Share:
  Basic                          1.09            .98                .95             .87              1.21          1.17
  Diluted                        1.04            .93                .90             .82              1.15          1.11
=======================================================================================================================

      The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997: risk free interest rates of 4.79%, 5.55%, and 6.51%, respectively; expected dividend yields of 1.09%, 1.28%, and 1.42%, respectively; expected volatility of 31.0%, 24.4%, and 18.0%, respectively; and expected lives of 6 years for each year presented.

Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 1999, 104,448 shares were distributed. No awards were granted in 1999, 1998 or 1997. At September 30, 1999, 2,532,816 shares were reserved for future issuance, of which awards for 431,428 shares have been granted.
      The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. In 1997, 1,560 restricted shares were issued in accordance with the provisions of the plan. No restricted shares were issued in 1999 or 1998.
      In November 1996, in connection with the discontinuation of pension benefits that otherwise would have been accrued and provided to directors of the Company, the Company established the 1996 Directors' Deferral Plan. This Plan allowed members of the Board of Directors to defer receipt of the lump sum present value of all their accrued and unpaid past service pension benefits as of December 1, 1996, in the form of shares of the Company's common stock or cash. In addition, the Plan provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 1999, 138,003 shares were held in trust, of which 11,373 shares represented Directors' compensation in 1999, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.


--------------------------------------------------------------------------------
15      Earnings Per Share
--------------------------------------------------------------------------------

For the years ended September 30, 1999, 1998, and 1997, the following table sets forth the computations of basic and diluted earnings per share, restated to reflect the 1998 two-for-one stock split (shares in thousands):

                                        1999         1998         1997
----------------------------------------------------------------------
Net income                          $275,719     $236,568     $300,074
Preferred stock dividends             (3,114)      (3,235)      (3,366)
                                   -----------------------------------
Income available to common
  shareholders(A)                    272,605      233,333      296,708
Preferred stock dividends-using
  "if converted" method                3,114        3,235        3,366
Additional ESOP contribution-
  using "if converted" method           (821)      (1,000)      (1,124)
                                   -----------------------------------
Income available to common
  shareholders after assumed
  conversions(B)                    $274,898     $235,568     $298,950
                                   ===================================
Average common shares
  outstanding(C)                     249,595      245,700      245,230
Dilutive stock equivalents from
  stock plans                          9,917       11,117        8,812
Shares issuable upon conversion
  of preferred stock                   5,068        5,311        5,544
                                   -----------------------------------
Average common and common
  equivalent shares outstanding-
  assuming dilution(D)               264,580      262,128      259,586
                                   ===================================
Basic earnings per share(A/C)       $   1.09     $    .95     $   1.21
                                   ===================================
Diluted earnings per share(B/D)     $   1.04     $    .90     $   1.15
                                   ===================================

--------------------------------------------------------------------------------
16      Segment Data
--------------------------------------------------------------------------------


On September 30, 1999, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes a new method for the reporting of operating segment information based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. Segment data has been restated to conform to the SFAS No. 131 requirements for all periods presented.
      The Company's organizational structure is based upon its three principal business segments: BD Medical Systems ("Medical"), BD Biosciences ("Biosciences"), and BD Preanalytical Solutions ("Preanalytical"). The Company's segments are managed separately because each requires different technology and marketing strategies.
      The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Biosciences segment are clinical and industrial microbiology products, flow cytometry systems for cellular analysis, tissue culture labware, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. The major products in the Preanalytical segment are sample collection products and specimen management systems. This segment also includes consulting services and customized, automated bar-code systems.
      The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accor-dance with the accounting policies described in Note 1.
      Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 1999, 11% in 1998 and 10% of revenues in 1997, and were made from each of the Company's segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues                                1999              1998              1997
--------------------------------------------------------------------------------
Medical Systems                   $1,923,865        $1,714,952        $1,510,881
Biosciences                          985,821           924,157           853,893
Preanalytical Solutions              508,726           477,764           445,749
                                  ----------------------------------------------
Total (A)                         $3,418,412        $3,116,873        $2,810,523
                                  ==============================================
Segment Operating Income
--------------------------------------------------------------------------------
Medical Systems                   $  343,433(B)     $  320,184(B)     $  349,613
Biosciences                           76,278(C)         77,046(C)         76,071
Preanalytical Solutions              123,890(D)        116,019(D)        118,540
                                  ----------------------------------------------
Total Segment Operating Income       543,601           513,249           544,224

Unallocated Expenses(E)             (170,946)         (172,383)         (121,584)
                                  ----------------------------------------------
Income Before Income Taxes        $  372,655        $  340,866        $  422,640
                                  ==============================================
Segment Assets
--------------------------------------------------------------------------------
Medical Systems                   $2,258,779        $2,092,828        $1,324,035
Biosciences                        1,455,744         1,085,980         1,073,512
Preanalytical Solutions              431,271           388,521           350,100
                                  ----------------------------------------------
Total Segment Assets               4,145,794         3,567,329         2,747,647
Corporate and All Other(F)           291,164           278,709           332,605
                                  ----------------------------------------------
Total Assets                      $4,436,958        $3,846,038        $3,080,252
                                  ==============================================
Capital Expenditures
--------------------------------------------------------------------------------
Medical Systems                   $  187,868        $  105,417        $  106,298
Biosciences                           41,704            37,797            30,586
Preanalytical Solutions               53,822            28,073            19,804
Corporate and All Other               28,153            10,129            13,661
                                  ----------------------------------------------
Total                             $  311,547        $  181,416        $  170,349
                                  ==============================================
Depreciation and Amortization
--------------------------------------------------------------------------------
Medical Systems                   $  122,804        $  104,684        $   88,603
Biosciences                           97,764            87,018            83,992
Preanalytical Solutions               30,013            26,370            24,979
Corporate and All Other                8,282            10,677            12,197
                                  ----------------------------------------------
Total                             $  258,863        $  228,749        $  209,771
                                  ==============================================

(A) Intersegment revenues are not material.

(B) Includes $60,933 in 1999 and $43,181 in 1998 for special charges discussed in Note 5, as well as a charge of $30,000 in 1998 for purchased in-process research and development discussed in Note 2.
(C) Includes $4,962 in 1999 and $43,314 in 1998 for special charges discussed in
    Note 5, as well as $48,800 in 1999 for purchased in-process research and development charges discussed in Note 2.
(D) Includes $4,429 in 1999 and $2,238 in 1998 for special charges discussed in
    Note 5.
(E) Includes interest, net, foreign exchange, and corporate expenses. Also includes special charges of $5,229 and $2,212 in 1999 and 1998, respectively, as discussed in Note 5.
(F) Includes cash and investments and corporate assets.

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico, and International, which is composed of Europe, Canada, Latin America, Japan and Asia Pacific.
      Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location. Intangible assets are not included since, by their nature, they do not have a physical or geographic location.

                          1999         1998         1997
--------------------------------------------------------
Revenues
  United States     $1,747,785   $1,690,282   $1,486,701
  International      1,670,627    1,426,591    1,323,822
                    ------------------------------------
  Total             $3,418,412   $3,116,873   $2,810,523
                    ====================================
Long-Lived Assets
  United States     $  758,929   $  683,658   $  690,336
  International        550,588      480,252      419,334
  Corporate            121,632      138,740      141,035
                    ------------------------------------
  Total             $1,431,149   $1,302,650   $1,250,705
                    ====================================


Quarterly Data (Unaudited)
Thousands of dollars, except per-share amounts

                                                                   1999
-----------------------------------------------------------------------------------------------------
                                          1st          2nd          3rd              4th         Year
                                     ----------------------------------------------------------------
Revenues                             $768,966     $873,964     $873,002         $902,480   $3,418,412
Gross Profit                          383,256      444,704      411,679          467,107    1,706,746
Net Income                             76,158       90,114       33,124           76,323      275,719(A)
Earnings Per Share:
   Basic                                  .30          .36          .13              .30         1.09
   Diluted                                .29          .34          .12              .29         1.04
                                     ================================================================
                                                                   1998
-----------------------------------------------------------------------------------------------------
                                          1st          2nd          3rd              4th         Year
                                     ----------------------------------------------------------------
Revenues                             $701,640     $738,433     $833,561         $843,239   $3,116,873
Gross Profit                          346,837      374,353      414,554          440,097    1,575,841
Net Income (Loss)                      64,321       92,335       (9,985)(B)       89,897      236,568(B)
Earnings (Loss) Per Share:
   Basic                                  .26          .37         (.04)             .36          .95
   Diluted                                .25          .35         (.04)             .34          .90
                                     ================================================================

(A) Includes $75,553 of special charges in the third quarter and $48,800 for purchased in-process research and development charges.

(B) Includes $90,945 of special charges and a charge of $30,000 for purchased in-process research and development.

Corporate Information                              Becton, Dickinson and Company

Board of Directors
--------------------------------------------------------------------------------
Harry N. Beaty, M.D.(1,4)

Emeritus Dean-Northwestern University Medical School, and Chairman of the Board and President-Northwestern University Medical Faculty Foundation

Henry P. Becton, Jr.(2,3,6)
President and General Manager - WGBH Educational Foundation

Clateo Castellini(3,5)
Chairman of the Board and Chief Executive Officer - BD

Albert J. Costello(1,6)
Retired Chairman of the Board, President and Chief Executive Officer - W.R. Grace & Co.

Gerald M. Edelman, M.D., Ph.D.(4,5)
Director - The Neurosciences Institute, Member - The Scripps Research Institute

John W. Galiardo(5)
Vice Chairman of the Board and General Counsel - BD

Richard W. Hanselman(1,3,5)
Corporate Director

Edward J. Ludwig(5)
President - BD

Frank A. Olson(2,4,5)
Chairman of the Board and Chief Executive Officer - The Hertz Corporation

Willard J. Overlock, Jr.(1,2,6)
Retired Partner - Goldman, Sachs & Co.

James E. Perrella(2,3,6)
Chairman of the Board - Ingersoll-Rand Company

Alfred Sommer(3,4)
Dean of the Johns Hopkins School of Hygiene and Public Health, and Professor of Ophthalmology, Epidemiology and International Health

Raymond S. Troubh(2,3,6)
Financial Consultant

Margaretha af Ugglas(1,4)
Member of the Board - Stockholm University and Jarl Hjalmarson Foundation

Committees Appointed by the Board of Directors

1 - Audit Committee
2 - Compensation and Benefits Committee
3 - Corporate Governance Committee
4 - Corporate Responsibility Committee
5 - Executive Committee
6 - Finance and Investment Committee

Corporate Officers
--------------------------------------------------------------------------------
Clateo Castellini
Chairman of the Board and Chief Executive Officer

Edward J. Ludwig
President

John W. Galiardo
Vice Chairman of the Board and General Counsel

Richard K. Berman
Vice President and Treasurer

Mark H. Borofsky
Vice President - Taxes

Richard O. Brajer
President - Worldwide Preanalytical Solutions

Gary M. Cohen
President - Worldwide Medical Systems

David T. Durack
Vice President - Corporate Medical Affairs

Vincent A. Forlenza
Senior Vice President - Technology, Strategy and Development

Bridget M. Healy
Vice President and Secretary

Richard M. Hyne
Vice President and Controller

James V. Jerbasi
Vice President - Human Resources

William A. Kozy
Senior Vice President - Company Manufacturing

Deborah J. Neff
President - Worldwide Biosciences

Patricia B. Shrader
Vice President - Regulatory Affairs

Corporate Data
--------------------------------------------------------------------------------
Annual Meeting
2:30 p.m.
Tuesday, February 8, 2000
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Direct Stock Purchase Plan
The Direct Stock Purchase Plan established through First Chicago Trust Company of New York, enhances the services provided to existing shareholders and facili-tates initial investments in Becton Dickinson shares. Additional information may be obtained by calling First Chicago Trust Company of New York at 1-800-955-4743.

NYSE Symbol
BDX

Transfer Agent and Registrar
First Chicago Trust Company of New York, P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: fctc@em.fcnbd.com
Internet: http://www.fctc.com

Shareholder Information
Shareholders may receive, without charge, a copy of the company's 1999 Annual Report to the Securities and Exchange Commission on Form 10-K by contacting:

Investor Relations
Becton Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: http://www.bd.com

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019-6085
Phone: (212) 773-3000
Internet: http://www.ey.com

The trademarks indicated by
Italics are the property of, licensed
to, promoted or distributed by
BD, its subsidiaries or related
companies.

Photo page 14: S. Shankar/
U.S. Committee for UNICEF

Common Stock Prices and Dividends
-----------------------------------------------------------------------------------------------------------------------
By Quarter                           1999                                                    1998
                   -----------------------------------------------------------------------------------------------------
                   High              Low              Dividends            High              Low              Dividends
First           $49  5/8        $36 15/16              $.08 1/2        $26 11/16        $20 15/16            $.07 1/4
Second           44 3/16         31 1/2                 .08 1/2         35 11/16         24   3/8             .07 1/4
Third            42              29                     .08 1/2         39  9/32         33 13/16             .07 1/4
Fourth           30 1/16         25 1/8                 .08 1/2         43 13/16         33  1/16             .07 1/4

49