Form 10-K405, Exhibit 13
period 2000-09-30
BECTON DICKINSON & CO
filed 2000-12-21
CIK 10795

                                                                      EXHIBIT 13

                         Becton, Dickinson and Company

Summary

 ------------------------------------------------------------------------------
 Nine-Year Summary of Selected Financial Data
 Years Ended September 30
 Dollars in millions, except per-share amounts

                                                                      2000            1999             1998
--------------------------------------------------------------------------------------------------------------
Operations
   Revenues                                                      $  3,618.3       $  3,418.4       $  3,116.9
   Research and Development Expense                                   223.8            254.0            217.9
   Operating Income                                                   514.8            445.2            405.4
   Interest Expense, Net                                               74.2             72.1             56.3
   Income Before Income Taxes and Cumulative
     Effect of Accounting Changes                                     519.9            372.7            340.9
   Income Tax Provision                                               127.0             96.9            104.3
   Net Income                                                         392.9            275.7            236.6
   Basic Earnings Per Share                                            1.54             1.09              .95
   Diluted Earnings Per Share                                          1.49             1.04              .90
   Dividends Per Common Share                                           .37              .34              .29

--------------------------------------------------------------------------------------------------------------
Financial Position
   Current Assets                                                $  1,660.7       $  1,683.7       $  1,542.8
   Current Liabilities                                              1,353.5          1,329.3          1,091.9
   Property, Plant and Equipment, Net                               1,576.1          1,431.1          1,302.7
   Total Assets                                                     4,505.1          4,437.0          3,846.0
   Long-Term Debt                                                     779.6            954.2            765.2
   Shareholders' Equity                                             1,956.0          1,768.7          1,613.8
   Book Value Per Common Share                                         7.72             7.05             6.51

--------------------------------------------------------------------------------------------------------------
Financial Relationships
   Gross Profit Margin                                                 48.9%            49.9%            50.6%
   Return on Revenues                                                  10.9%             8.1%             7.6%
   Return on Total Assets (B)                                          13.6%            10.9%            11.7%
   Return on Equity                                                    21.1%            16.3%            15.8%
   Debt to Capitalization (D)                                          41.4%            47.2%            41.4%

--------------------------------------------------------------------------------------------------------------
Additional Data
   Number of Employees                                               25,000           24,000           21,700
   Number of Shareholders                                            10,822           11,433            9,784
   Average Common and Common Equivalent Shares Outstanding-
     Assuming Dilution (millions)                                     263.2            264.6            262.1
   Depreciation and Amortization                                 $    288.3       $    258.9       $    228.7
   Capital Expenditures                                               376.4            311.5            181.4


(A) Includes cumulative effect of accounting changes of $141.1 ($.47 per basic share; $.45 per diluted share).

(B) Earnings before interest expense and taxes as a percent of average total assets.

(C)  Excludes the cumulative effect of accounting changes.

(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

                                                   Becton, Dickinson and Company

    1997             1996             1995             1994             1993               1992
---------------------------------------------------------------------------------------------------
$  2,810.5       $  2,769.8       $  2,712.5       $  2,559.5       $  2,465.4          $  2,365.3
     180.6            154.2            144.2            144.2            139.1               125.2
     450.5            431.2            396.7            325.0            270.4               328.6
      39.4             37.4             42.8             47.6             53.4                49.1

     422.6            393.7            349.6            296.2            222.9               269.5
     122.6            110.2             97.9             69.0             10.1                68.7
     300.1            283.4            251.7            227.2             71.8(A)            200.8
      1.21             1.10              .92              .77              .22(A)              .65
      1.15             1.05              .89              .76              .22(A)              .63
       .26              .23              .21              .19              .17                 .15

---------------------------------------------------------------------------------------------------

$  1,312.6       $  1,276.8       $  1,327.5       $  1,326.6       $  1,150.7          $  1,221.2
     678.2            766.1            720.0            678.3            636.1               713.3
   1,250.7          1,244.1          1,281.0          1,376.3          1,403.1             1,429.5
   3,080.3          2,889.8          2,999.5          3,159.5          3,087.6             3,177.7
     665.4            468.2            557.6            669.2            680.6               685.1
   1,385.4          1,325.2          1,398.4          1,481.7          1,457.0             1,594.9
      5.68             5.36             5.37             5.27             4.88                5.25

---------------------------------------------------------------------------------------------------

      49.7%            48.4%            47.0%            45.3%            44.5%               45.0%
      10.7%            10.2%             9.3%             8.9%             8.6%(C)             8.5%
      15.9%            15.2%            13.3%            11.5%             9.2%(C)            11.1%
      22.1%            20.8%            17.5%            15.5%            13.3%(C)            13.6%
      36.3%            34.3%            35.2%            36.1%            37.8%               36.1%

---------------------------------------------------------------------------------------------------

    18,900           17,900           18,100           18,600           19,000              19,100
     8,944            8,027            7,712            7,489            7,463               7,086

     259.6            267.6            280.4            298.6            313.2               313.4
$    209.8       $    200.5       $    207.8       $    203.7       $    189.8          $    169.6
     170.3            145.9            123.8            123.0            184.2               185.6

                          Becton, Dickinson and Company

Financial Review

--------------------------------------------------------------------------------
Company Overview

Becton, Dickinson and Company ("BD") is a medical technology company that manufactures and sells a broad range of supplies, devices and systems for use by healthcare professionals, medical research institutions, industry and the general public. We focus strategically on achieving growth in three worldwide business segments-BD Medical Systems ("Medical"), BD Biosciences ("Biosciences") and BD Preanalytical Solutions ("Preanalytical"). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users, and by sales representatives. The following references to years relate to our fiscal year, which ends on September 30.

     We now generate close to 50% of our revenues outside the United States. While demand for healthcare products and services continues to be strong worldwide, the ongoing focus on healthcare cost containment around the world, as well as competition in the healthcare marketplace and consolidation in our customer base, have resulted in pricing pressures, particularly in the Medical segment. We will continue to manage these issues by capitalizing on our market-leading positions in many of our product offerings and by leveraging our cost structure.

     In the Medical segment, we believe the introduction of new products and the pursuit of other new opportunities provide avenues for continued growth in the healthcare environment. In particular, the U.S. market is poised for broadscale conversion to advanced protection devices due to the growing awareness of benefits of protecting healthcare workers against accidental needlesticks and recently-enacted state and federal legislation requiring use of safety-engineered devices.

     The global bioscience business is emerging as a leading growth industry for the new century, as evidenced by recent advances such as sequencing the human genome. Biosciences is a cutting edge toolmaker for science and medicine. Our products serve researchers and laboratories around the world. We are a leader in a number of platforms in the Biosciences segment. In the last few years, we made key acquisitions in the areas of immunology, cell biology, molecular biology and gene cloning. Growth in research products is driven by the expansion in genomic research and increased pharmaceutical and government spending in this area.

     In the Preanalytical segment, we have strong market-leading positions. We also have opportunities for further growth in this segment from the U.S. market conversion to advanced protection devices. In addition, there is potential for further growth within our core business. For example, we estimate that only half of the world is converted to evacuated blood collection systems, one of our principal products in this segment.

--------------------------------------------------------------------------------
Revenues and Earnings

Worldwide revenues in 2000 were $3.6 billion, an increase of 6% over 1999. Unfavorable foreign currency translation impacted revenue growth by 2%. Underlying revenue growth was 5%, excluding the effects of foreign currency translation and acquisitions and resulted primarily from volume increases in all segments. During the fourth quarter of 2000, we discontinued certain incentive programs with distributors in order to improve supply chain and manufacturing efficiencies, reduce costs and establish closer links with customers. The discontinuance of these incentive programs resulted in an estimated reduction in revenues in 2000 of approximately $50 million.

     Medical revenues in 2000 increased 2% over 1999 to $2.0 billion, with acquisitions contributing 1%. Unfavorable foreign currency translation impacted revenue growth by an estimated 3%. The underlying revenue growth was 6%, excluding the estimated impact of the discontinuance of certain distributor incentive programs and the effect of product lines exited in 1999. Conversion of the U.S. market to advanced protection devices, increased sales of auto-destruct syringes to world health organizations and strong sales of prefillable syringes to pharmaceutical companies contributed to this growth.

     Medical operating income in 2000 was $371 million. Medical operating income in 2000 and 1999 was negatively impacted by special and other charges which are discussed below. Excluding these items in both years and the incremental impact of acquisitions, Medical operating income decreased 4% over the prior year reflecting lower sales in the United States resulting from the impact of the discontinuance of certain distributor incentive programs, cost containment pricing pressures, and the unfavorable impact of foreign currency translation. We also experienced slightly lower gross profit margins on our newer advanced protection devices, reflecting a not yet fully automated manufacturing process.

     Biosciences revenues in 2000 increased 13% over 1999 to $1.1 billion, with acquisitions contributing 7%. Unfavorable foreign currency translation impacted revenues by an estimated 2%. The underlying revenue growth of 8% was led by strong sales of BD FACS brand flow cytometry systems and BD PharMingen brand reagents. Tissue culture products also exhibited good revenue growth. Although infectious disease product revenues continue to be adversely affected by cost containment in testing, revenues grew at a faster rate in 2000 than in 1999 due to strong sales of clinical immunology products.

     Biosciences operating income in 2000 was $128 million. Excluding the impact in both years of special charges, purchased in-process research and development charges and the incremental impact of acquisitions, Biosciences operating income increased 9% over the prior year. This performance primarily reflects an improved sales mix, partially offset by increased research and development spending in the area of genomic research and charges of $5 million for product notification costs and inventory write-offs in the fourth quarter of 2000.
These costs were associated with the temporary market withdrawal of certain products acquired in 1999 that are being redesigned for re-introduction.

                                                   Becton, Dickinson and Company

     Preanalytical revenues in 2000 rose 5% to $535 million. Unfavorable foreign currency translation impacted revenues by an estimated 3%. The underlying revenue growth of 8% was led by strong sales of advanced protection products and geographic expansion, offset in part by the impact of the discontinuance of certain distributor incentive programs and continued cost containment pricing pressures.

     Preanalytical operating income was $123 million in 2000. Excluding special charges in both years, Preanalytical operating income decreased 1% over the prior year, reflecting the impact of the lower sales in the United States resulting from the discontinuance of certain distributor incentive programs and the unfavorable impact of foreign currency translation.

     On a geographic basis, revenues outside the United States in 2000 increased 5% to $1.8 billion. Excluding the estimated impact of unfavorable foreign currency translation of 5%, primarily in Europe, revenues outside the United States grew 10%, with acquisitions contributing 2%. The underlying revenue growth was led by strong sales of prefillable syringes, BD FACS brand flow cytometry systems in Europe and clinical immunology products in Japan. In addition, increased revenues in the Asia Pacific and Latin America regions contributed to the growth. Continued healthcare cost containment initiatives and certain other pricing pressures in Europe negatively impacted Medical segment revenues.

     Revenues in the United States in 2000 were $1.9 billion, an increase of 7%, with acquisitions contributing 4%. Excluding acquisitions and the unfavorable effect of discontinuing certain distributor incentive programs, revenues in the United States grew 6%, reflecting strong sales in advanced protection devices and BD FACS brand flow cytometry systems. Revenue growth of infectious disease diagnostic products was 3%, an improvement from prior periods due to strong clinical immunology product performance, primarily in the area of respiratory testing.

     Special charges of $58 million were recorded in 2000. These charges included $32 million relating to severance costs and $6 million of impaired assets and other exit costs associated with a worldwide organizational restructuring, which resulted in the termination of approximately 600 employees. Special charges in 2000 also included $20 million for estimated litigation defense costs associated with our divested latex gloves business. See "Litigation" section below for additional discussion. We also recorded other charges of $13 million in cost of products sold in the second quarter of 2000 relating to the recall of certain manufacturing lots of the BD Insyte Autoguard Shielded IV Catheter. These charges consisted primarily of costs associated with product returns, disposal of the affected product, and other direct recall costs. We have since adjusted our Insyte Autoguard manufacturing process to address the situation, and shipments of this product resumed at the beginning of the third quarter. During 1999, we recorded special charges of $76 million associated with the exiting of product lines and other activities, primarily in the area of home healthcare, the impairment of assets and an enhanced voluntary retirement incentive program. We also recorded other charges of $27 million in cost of products sold in 1999 to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines. For additional discussion of these charges, see Note 5 of the Notes to Consolidated Financial Statements.

     Gross profit margin was 48.9% in 2000, compared with 49.9% last year. Excluding the unfavorable impact of the previously discussed other charges in both years, gross profit margin would have been 49.3% and 50.7% in 2000 and 1999, respectively. This decline reflects a less profitable mix of products sold, pricing pressures in certain markets, higher costs associated with the production scale-up of advanced protection devices. Modest gross profit margin improvement is expected in 2001 as we increase automation of our advanced protection manufacturing processes.

     Selling and administrative expense of $974 million in 2000 was 26.9% of revenues, compared to the prior year's ratio of 27.3%. Savings achieved through spending controls and productivity improvements more than offset increased investment relating to advanced protection programs, the impact of acquisitions, and additional expense relating to the enterprise-wide program to upgrade our business information systems ("Genesis").

     Investment in research and development in 2000 was $224 million, or 6.2% of revenues, including a current year $5 million charge for purchased in-process research and development. This charge represented the fair value of certain acquired research and development projects in the area of cancer diagnostics which were determined not to have reached technological feasibility and which do not have alternative future uses. Research and development expense in 1999 also included in-process research and development charges of $49 million in connection with business acquisitions. Excluding these charges in both years, research and development would have been 6% of revenues in both 2000 and 1999.

     Operating income in 2000 was $515 million, compared to last year's $445 million. Excluding special and other charges and purchased in-process research and development charges in both years, operating income would have been 16.3% and 17.4% of revenues in 2000 and 1999, respectively. This decline primarily reflects the decrease in gross profit margin partially offset by selling and administrative expense leverage.

     Net interest expense of $74 million in 2000 was $2 million higher than in 1999. The impact in 2000 of additional 1999 borrowings to fund acquisitions was partially offset by interest refunds received in connection with the recent conclusion of a number of tax examinations.

     Gains on investments included $73 million in 2000 relating to the sale of two equity investments, which are described more fully in Note 6 in the "Notes to Consolidated Financial Statements."

     "Other income (expense), net" in 2000 was $4 million higher compared to the prior year. The favorable effect of lower foreign exchange losses, settlements and a gain on an investment hedge in 2000 were partially offset by net losses relating to assets held for sale.

Financial Review       Becton, Dickinson and Company
--------------------------------------------------------------------------------

     The effective tax rate in 2000 was 24.4%, compared to 26.0% in 1999. The lower tax rate resulted principally from adjustments relating to the recent conclusion of a number of tax examinations.

     Net income in 2000 was $393 million, compared to $276 million in 1999. Diluted earnings per share were $1.49 in 2000, compared to $1.04 in 1999. Excluding special and other charges and purchased in-process research and development charges in both years, as well as the investment gains and favorable tax effect discussed above, earnings per share would have been unchanged from last year.

--------------------------------------------------------------------------------
Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions, and we do not have significant exposure to any one counterparty. We do not enter into financial instruments for trading or speculative purposes.

     Our foreign currency exposure is primarily in Western Europe; Asia Pacific; Japan; South Latin America, including Brazil; and North Latin America, including Mexico. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We began to purchase option contracts at the end of 2000 to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. With respect to the derivative instruments outstanding at September 30, 2000, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $46 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $7 million. Comparatively, considering our derivative instruments outstanding at September 30, 1999, a 10% appreciation or depreciation of the U.S. dollar over a one-year period would not have had a material effect on our earnings. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

     Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. Based on our overall interest rate exposure at September 30, 2000 and 1999, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt at September 30, 2000 and 1999 by approximately $46 million and $54 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt at September 30, 2000 and 1999 by approximately $52 million and $61 million, respectively.

--------------------------------------------------------------------------------
Liquidity and Capital Resources

     Cash provided by operations continued to be our primary source of funds to finance operating needs and capital expenditures. In 2000, net cash provided by operating activities was $615 million, compared to $432 million in 1999. This increase primarily reflects lower trade receivables compared with last year.

     Capital expenditures were $376 million in 2000, compared to $312 million in the prior year. Medical and Preanalytical capital spending, which totaled $247 million and $47 million, respectively in 2000, included spending for capital expansion for advanced protection devices. Biosciences capital spending, which totaled $53 million in 2000, included spending on new manufacturing facilities. Funds expended outside the above segments included amounts related to Genesis.

     Net cash used for financing activities was $219 million in 2000 as compared to net cash provided of $365 million during 1999. During 2000, total debt decreased $168 million, primarily as a result of increased funds from operations and improved working capital management, particularly in the area of accounts receivable. Short-term debt was 45% of total debt at year end, compared to 40% at the end of 1999. Our weighted average cost of total debt at the end of 2000 was 7.0%, compared to 6.5% at the end of last year. Debt to capitalization at year end improved to 41.4%, from 47.2% last year, reflecting the reduction in total debt discussed above. We anticipate generating excess cash in 2001 which could be available to repay debt.

     In 2000, we renewed the 364-day $300 million syndicated line of credit and an additional $100 million credit line for 364 days, both of which supplement our existing five-year, $500 million syndicated and committed revolving credit facility. There were no borrowings outstanding under any of these facilities at September 30, 2000. These facilities can be used to support our commercial paper program, under which $478 million was outstanding at September 30, 2000, and for other general corporate purposes. In addition, we have informal lines of credit outside the United States. Our long-term debt rating at September 30, 2000 was "A2" by Moody's and "A+" by Standard and Poor's. Our commercial paper rating at September 30, 2000 was "P-1" by Moody's and "A-1" by Standard and Poor's. We continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

     Return on equity increased to 21.1% in 2000, from 16.3% in 1999.

                                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------
Other Matters

On January 1, 1999, eleven member countries of the European Union began the transition to the euro as a common currency. Prior to the full implementation of the new currency on January 1, 2002, there is a transition period during which parties may use either their national currencies or the euro. We have completed the necessary system modifications to accommodate euro-denominated transactions with suppliers and customers. On October 1, 2000, we converted our accounting systems from the national currencies to the euro. While adoption of a common European currency has resulted in some changes in competitive practices, product pricing and marketing strategies, it has not significantly changed our foreign exchange market risk. Therefore, the euro conversion has not had a materially adverse impact on our results of operations, financial condition or cash flows.

     We believe that the fundamentally noncyclical nature of our core products, our international diversification and our ability to meet the needs of the worldwide healthcare industry for cost-effective and innovative products will continue to cushion the long-term impact on BD of economic and political dislocations in the countries in which we do business, including the effects of possible healthcare system reforms. In 2000, inflation did not have a material impact on our overall operations.

--------------------------------------------------------------------------------
Litigation

We, along with a number of other manufacturers, have been named as a defendant in approximately 390 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, we acquired a business which manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We are vigorously defending these lawsuits.

     We, along with another manufacturer and several medical product distributors, have been named as a defendant in eleven product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. The case brought in California under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998, was dismissed in a judgment filed March 19, 1999. On August 29, 2000, the appellate court affirmed the dismissal of the product liability claims, leaving only a pending statutory claim for which the court has stated the plaintiff cannot recover damages. The case brought in Florida under the caption Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on July 24, 1998, was voluntarily withdrawn by the plaintiffs on March 8, 1999. Cases have been filed on behalf of an unspecified number of healthcare workers in nine other states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The nine remaining actions are pending in state court in Texas, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in Pennsylvania, under the caption Brown vs. Becton Dickinson et al. (Case No. 03474, Philadelphia County Court of Common Pleas), filed on November 27, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998; and in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New
York), filed on June 1, 1999. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all remaining actions.

     In June 1999, a class certification hearing was held in the matter of Usrey vs. Becton Dickinson et al., which first was filed in Texas state court on April 9, 1998, under the caption Calvin vs. Becton Dickinson et al. The Court has advised the parties by letter received on October 27, 1999, that it believes it is appropriate to address the issues in the case by way of a class action under Texas procedural law. We have filed an interlocutory appeal from that ruling. This appeal is currently pending.

     We continue to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

     BD has insurance policies in place, and believes that a substantial portion of defense costs and potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect its rights to coverage, we have filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. We have established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

Financial Review        Becton, Dickinson and Company
--------------------------------------------------------------------------------

    We, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, have been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that our contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that we have conspired with other manufacturers to maintain our market share in these products. Plaintiff seeks money damages. This action is in preliminary stages. We intend to mount a vigorous defense in this action.

     We, along with another patent holder, have filed an action for patent infringement under the caption Becton Dickinson and Company et al. vs. B. Braun Medical, Inc. (Case No. 2:99-CV-00987J, United States District Court for the District of Utah) on December 15, 1999. The defendant has filed a counterclaim against us, and alleges, among other things, that our contacts with group purchasing organizations exclude defendant from the market in IV catheters, in violation of the Sherman, Clayton, and Lanham Acts. Defendant also alleges that we have conspired with other manufacturers to maintain our market share in these products. Defendant seeks money damages. The pending action is in preliminary stages. We intend to prosecute our claim and vigorously defend against this counterclaim.

     In the patent infringement litigation under the caption Critikon, Inc. vs. Becton Dickinson Vascular Access, Inc. (Civ. 93-108 (JJF), United States District Court for the District of Delaware) the Court, on May 19, 2000, entered judgment in favor of the plaintiff in the aggregate amount of $5.7 million, excluding any potential interest charges. We have filed pending postjudgment motions seeking recalculation of damages on the basis of perceived error in the calculation of damages, in both amount and duration. We will continue to vigorously defend this lawsuit. We have established reserves to cover liabilities, if any, in this matter, based upon our best estimate within the range of probable losses.

     We also are involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.

     While it is not possible to predict or determine the outcome of the patent, product liability, antitrust or other legal actions brought against BD, upon resolution of such matters, BD may incur charges in excess of presently established reserves. While such future charges, individually and in the aggregate, could have a material adverse impact on our net income and net cash flows in the period in which they are recorded or paid, in our opinion, the results of the above matters, individually and in the aggregate, are not expected to have a material adverse effect on our consolidated financial condition.

--------------------------------------------------------------------------------
Environmental Matters

    We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. Upon resolution of these proceedings, BD may incur charges in excess of presently established accruals. While such future costs could have a material adverse impact on our net income and net cash flows in the period in which they are recorded or paid, in our opinion, the results of the above matters are not expected to have a material adverse effect on our consolidated financial condition.

--------------------------------------------------------------------------------
Adoption of New Accounting Standards

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in fiscal years beginning after June 15, 2000. We will adopt the provisions of this Statement effective October 1, 2000. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. We began to purchase option contracts at the end of 2000 to mitigate foreign currency translation exposure. The cumulative effect of adoption of this Statement will not be material to our results of operations or financial condition.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB provides the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. We are required to adopt the provisions of this SAB no later than our fourth quarter of fiscal 2001. The SEC issued additional guidance on this SAB in October 2000. We are in the process of evaluating this additional guidance and have not yet determined the future impact on our consolidated financial statements.

                                                   Becton, Dickinson and Company
--------------------------------------------------------------------------------
Reorganization of Reporting Segments

In June 2000, we initiated a plan to change the structure of our internal organization in a manner that, beginning October 1, 2000, will cause the composition of our reportable segments to change. During the first quarter of fiscal year 2001, execution of the planned changes will be finalized so that for the quarter ending December 31, 2000, decisions about resource allocation and performance assessment will be made separately for the reorganized Medical Systems segment, the new Clinical Laboratory Solutions segment and the reorganized Biosciences segment. As of December 31, 2000, financial reporting for these three segments will be presented and the corresponding information for earlier periods will be restated to reflect the new segment reporting structure.

--------------------------------------------------------------------------------
1999 Compared with 1998

Worldwide revenues in 1999 were $3.4 billion, an increase of 10% over 1998, with acquisitions contributing 5%. The impact of foreign currency translation on revenue growth was not significant. Underlying revenue growth, which excludes the effects of foreign currency translation and acquisitions, resulted primarily from volume increases in all segments. Medical revenues in 1999 increased 12% over 1998 to $1.9 billion with acquisitions contributing 8%. Underlying revenue growth was led by strong sales of pre-fillable syringes to pharmaceutical companies and increased sales of infusion therapy products, particularly advanced protection devices. Underperformance of home healthcare products unfavorably affected revenue growth in 1999. Biosciences revenues in 1999 increased 7% over 1998 to $986 million with acquisitions contributing 2%. Underlying revenue growth was led by market share gains in flow cytometry products fueled by the continued introduction of innovative new products. Infectious disease product revenues continued to be adversely affected by cost containment in testing in the United States. Preanalytical revenues in 1999 increased 6% over 1998 to $509 million. Significant volume increases in advanced protection devices were partially offset by cost containment pricing pressures in several markets.

      Gross profit margin was 49.9% in 1999, compared with 50.6% in 1998. Excluding the impact of other charges relating to the exited product lines, as discussed earlier, gross profit margin was 50.7% in 1999.

      Selling and administrative expense of $932 million in 1999 was 27.3% of revenues. Excluding reengineering and other charges relating to Genesis, as discussed below, selling and administrative expense in 1999 was 26.8% of revenues. The 1998 ratio was 27.6%, or 27.0% excluding reengineering charges for Genesis. Savings achieved through spending controls and productivity improvements offset increased investment relating to advanced protection programs and the impact of acquisitions.

      Investment in research and development in 1999 increased to $254 million, or 7.4% of revenues, including the $49 million charge for purchased in-process research and development related to 1999 acquisitions. In 1998, we recorded a charge of $30 million for purchased in-process research and development associated with an acquisition. Excluding the effect of purchased in-process research and development in both years, investment in research and development was 6% of revenues, or an increase of 9% over 1998. This increase included additional funding directed toward the development of advanced protection devices and new diagnostic platforms.

      We recorded special charges of $76 million during 1999, as discussed earlier. In 1998, we recorded special charges of $91 million, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. The plan for restructuring our manufacturing operations included the closure of a surgical blade plant in the United States, scheduled for the first half of fiscal year 2002. We also recorded $22 million of charges in 1998 associated with the reengineering component of Genesis. The majority of these charges were included in selling and administrative expense.

      Operating income in 1999 was $445 million, compared to $405 million in 1998. Excluding the impact of special and other charges and purchased in-process research and development charges, operating income would have been 17.4% of revenues in 1999. Operating income of $405 million in 1998 also included certain charges, as discussed above.

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

      Capital expenditures were $312 million, compared to $181 million in 1998, reflecting additional spending for capacity expansion for advanced protection devices. Medical, Biosciences and Preanalytical capital spending totaled $188 million, $42 million and $54 million, respectively, in 1999.

      Net cash provided by financing activities was $365 million during 1999, as compared to $242 million during 1998. This change was primarily due to the elimination of common share repurchases and to increased issuance of commercial paper in 1999, compared with 1998, offset by the repayment of long-term debt.

      During 1999, total debt increased $435 million, primarily as a result of increased spending on acquisitions. Short-term debt was 40% of total debt at year end, compared to

Financial Review         Becton, Dickinson and Company

33% at the end of 1998. The change in this percentage was principally attributable to the use of short-term debt to finance a portion of our acquisition activities. In September 1999, we issued to the public $200 million of 10-year 7.15% notes at an effective yield of 7.34%. We utilized the proceeds to repay commercial paper.

     Return on equity increased to 16.3% in 1999, from 15.8% in 1998.

--------------------------------------------------------------------------------
Cautionary Statement Pursuant to Private Securities Litigation
Reform Act of 1995-"Safe Harbor" for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly-released materials, both written and oral, including statements contained in this report and filings with the SEC and in our other reports to shareholders. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements which address operating performance or events or developments that we expect or anticipate will occur in the future-including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results-are forward-looking statements within the meaning of the Act.

     Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

     The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

o Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.

o Competitive product and pricing pressures and our ability to gain or maintain market share in the global market as a result of actions by competitors, including technological advances achieved and patents attained by competitors as patents on our products expire. While we believe our opportunities for sustained, profitable growth are considerable, actions of competitors could impact our earnings, share of sales and volume growth.

o Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment, and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.

o Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.

o Government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, price controls, licensing and regulatory approval of new products.

o Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.

o Significant litigation adverse to BD, including product liability claims, patent infringement claims, and antitrust claims, as well as other risks and uncertainties detailed from time to time in our SEC filings.

o Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve a projected level or mix of product sales.

o Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the Federal Drug Administration (or foreign counterparts) or declining sales.

o Economic and political conditions in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.

o Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.

o The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally in the healthcare industry.

o Issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the FASB or the SEC.

     The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

                                                   Becton, Dickinson and Company

Report of Management

The following consolidated financial statements have been prepared by management in conformity with accounting principles generally accepted in the United States and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.

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

     The consolidated financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows. Their audits were conducted in accordance with auditing standards generally accepted in the United States and included a review and evaluation of the Company's internal accounting controls to the extent they considered necessary for the purpose of expressing an opinion on the consolidated financial statements. This, together with other audit procedures and tests, was sufficient to provide reasonable assurance as to the fairness of the information included in the consolidated financial statements and to support their opinion thereon.

     The Board of Directors monitors the internal control system, including internal accounting controls, through its Audit Committee which consists of four outside Directors. The Audit Committee meets periodically with the independent auditors, internal auditors and financial management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with its members, with and without financial management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

/s/ Edward J. Ludwig          /s/ John R. Considine         /s/ Richard M. Hyne

Edward J. Ludwig              John R. Considine             Richard M. Hyne
President and Chief           Executive Vice President      Vice President and
Executive Officer             and Chief Financial           Controller
                              Officer

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2000 and 1999, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ Ernst & Young LLP

New York, New York
November 7, 2000

                         Becton, Dickinson and Company

Financial Statements

--------------------------------------------------------------------------------
Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

                                            2000              1999              1998
-----------------------------------------------------------------------------------------
Operations
Revenues                                $ 3,618,334       $ 3,418,412       $ 3,116,873

Cost of products sold                     1,848,332         1,711,666         1,541,032
Selling and administrative expense          973,902           931,929           861,564
Research and development expense            223,782           254,016           217,900
Special charges                              57,514            75,553            90,945
-----------------------------------------------------------------------------------------

Total Operating Costs and Expenses        3,103,530         2,973,164         2,711,441
-----------------------------------------------------------------------------------------
Operating Income                            514,804           445,248           405,432

Interest expense, net                       (74,197)          (72,052)          (56,340)
Gains on investments, net                    76,213                --                --
Other income (expense), net                   3,114              (541)           (8,226)
-----------------------------------------------------------------------------------------
Income Before Income Taxes                  519,934           372,655           340,866

Income tax provision                        127,037            96,936           104,298
-----------------------------------------------------------------------------------------
Net Income                              $   392,897       $   275,719       $   236,568
=========================================================================================
Earnings Per Share

Basic                                   $      1.54       $      1.09       $       .95
Diluted                                 $      1.49       $      1.04       $       .90
=========================================================================================



See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------
Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

                                                                             2000            1999           1998
--------------------------------------------------------------------------------------------------------------------
Net Income                                                                $ 392,897       $ 275,719       $ 236,568
--------------------------------------------------------------------------------------------------------------------
Other Comprehensive (Loss) Income, Net of Tax
   Foreign currency translation adjustments                                (161,304)        (96,548)          3,654
   Unrealized gains (losses) on investments, net of amounts realized          2,558          (2,879)             --
--------------------------------------------------------------------------------------------------------------------
Other Comprehensive (Loss) Income                                          (158,746)        (99,427)          3,654
--------------------------------------------------------------------------------------------------------------------

Comprehensive Income                                                      $ 234,151       $ 176,292       $ 240,222
====================================================================================================================





See notes to consolidated financial statements

Statements               Becton, Dickinson and Company

--------------------------------------------------------------------------------
Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts

                                                                                        2000              1999
-------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and equivalents                                                             $    49,196       $    59,932
   Short-term investments                                                                 5,561             4,660
   Trade receivables, net                                                               751,720           812,544
   Inventories                                                                          678,676           642,533
   Prepaid expenses, deferred taxes and other                                           175,524           164,056
-------------------------------------------------------------------------------------------------------------------
     Total Current Assets                                                             1,660,677         1,683,725
Property, Plant and Equipment, Net                                                    1,576,058         1,431,149
Goodwill, Net                                                                           466,343           526,942
Core and Developed Technology, Net                                                      309,061           329,460
Other Intangibles, Net                                                                  172,720           178,285
Other                                                                                   320,237           287,397
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                                        $ 4,505,096       $ 4,436,958
-------------------------------------------------------------------------------------------------------------------

Liabilities
Current Liabilities
   Short-term debt                                                                  $   637,735       $   631,254
   Accounts payable                                                                     183,967           209,365
   Accrued expenses                                                                     282,672           284,097
   Salaries, wages and related items                                                    216,884           181,203
   Income taxes                                                                          32,280            23,403
-------------------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                       1,353,538         1,329,322
Long-Term Debt                                                                          779,569           954,169
Long-Term Employee Benefit Obligations                                                  329,497           344,068
Deferred Income Taxes and Other                                                          86,494            40,711
Commitments and Contingencies                                                                --                --

Shareholders' Equity
ESOP convertible preferred stock-$1 par value:
   authorized-1,016,949 shares; issued and outstanding-738,472 shares in
   2000 and 791,821 shares in 1999                                                       43,570            46,717
Preferred stock, series A-$1 par value: authorized-500,000 shares; none issued               --                --
Common stock-$1 par value: authorized-640,000,000 shares;
     issued-332,662,160 shares in 2000 and 1999                                         332,662           332,662
Capital in excess of par value                                                           75,075            44,626
Retained earnings                                                                     2,835,908         2,539,020
Unearned ESOP compensation                                                              (16,155)          (20,310)
Deferred compensation                                                                     6,490             5,949
Common shares in treasury-at cost-79,165,708 shares in 2000
   and 81,864,329 shares in 1999                                                       (980,163)         (997,333)
Accumulated other comprehensive loss                                                   (341,389)         (182,643)
-------------------------------------------------------------------------------------------------------------------
     Total Shareholders' Equity                                                       1,955,998         1,768,688
-------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                          $ 4,505,096       $ 4,436,958
===================================================================================================================


See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

                                                                           2000            1999            1998

------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                              $ 392,897       $ 275,719       $ 236,568
Adjustments to net income to derive net cash
  provided by operating activities:
     Depreciation and amortization                                        288,255         258,863         228,749
     Non-cash special charges                                               4,543          57,538          58,445
     Deferred income taxes                                                 37,246           4,575         (32,332)
     Gains on investments, net                                            (76,213)             --              --
     Purchased in-process research and development from
        business combinations                                                  --          48,800          30,000
     Change in operating assets (excludes impact of acquisitions):
        Trade receivables                                                  11,688         (94,371)        (77,649)
        Inventories                                                       (64,663)       (131,592)        (54,066)
        Prepaid expenses, deferred taxes and other                        (12,106)        (24,520)        (42,378)
        Accounts payable, income taxes and other liabilities               44,854          17,009         133,500
        Other, net                                                        (11,008)         19,771          19,925
------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                 615,493         431,792         500,762
------------------------------------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                                     (376,372)       (311,547)       (181,416)
Acquisitions of businesses, net of cash acquired                          (21,272)       (374,221)       (536,501)
Proceeds (purchases) of short-term investments, net                         1,299           3,452          (3,197)
Proceeds from sales of long-term investments                              101,751              --          26,709
Purchases of long-term investments                                         (9,273)        (25,065)        (18,925)
Capitalized internal-use software                                         (50,397)        (65,036)        (25,605)
Other, net                                                                (49,135)        (43,431)        (30,833)
------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                   (403,399)       (815,848)       (769,768)
------------------------------------------------------------------------------------------------------------------

Financing Activities
Change in short-term debt                                                 (98,496)        346,772         127,802
Proceeds of long-term debt                                                    948         197,534         190,639
Payment of long-term debt                                                 (60,923)       (118,332)         (2,951)
Issuance of common stock                                                   34,724          26,803          46,013
Repurchase of common stock                                                     --              --         (44,476)
Dividends paid                                                            (95,749)        (88,050)        (75,332)
------------------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                     (219,496)        364,727         241,695
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                    (3,334)         (3,990)         (2,077)
------------------------------------------------------------------------------------------------------------------
Net Decrease in Cash and Equivalents                                      (10,736)        (23,319)        (29,388)
Opening Cash and Equivalents                                               59,932          83,251         112,639
------------------------------------------------------------------------------------------------------------------
Closing Cash and Equivalents                                            $  49,196       $  59,932       $  83,251
==================================================================================================================

See notes to consolidated financial statements

                          Becton, Dickinson and Company

Notes to Consolidated
Financial Statements
Thousands of dollars, except per-share amounts

Index
Note       Subject                                         Page
 1         Summary of Significant Accounting Policies        32
 2         Acquisitions                                      33
 3         Employee Stock Ownership Plan/Savings
           Incentive Plan                                    34
 4         Benefit Plans                                     34
 5         Special and Other Charges                         36
 6         Gains on Investments, Net                         38
 7         Other Income (Expense), Net                       38
 8         Income Taxes                                      38
 9         Supplemental Balance Sheet Information            39
10         Debt                                              40
11         Financial Instruments                             41
12         Shareholders' Equity                              42
13         Comprehensive Income                              43
14         Commitments and Contingencies                     43
15         Stock Plans                                       45
16         Earnings Per Share                                46
17         Segment Data                                      47


1
--------------------------------------------------------------------------------
Summary of Significant Accounting Policies

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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment, and three to 20 years for leasehold improvements. Depreciation expense was $168,846, $158,202, and $149,957 in fiscal 2000, 1999, and 1998, respectively.

Intangibles
Goodwill and core and developed technology arise from acquisitions. Goodwill is amortized over periods principally ranging from 10 to 40 years, using the straight-line method. Core and developed technology is amortized over periods ranging from 15 to 20 years, using the straight-line method. Other intangibles, which include patents, are amortized over periods principally ranging from three to 40 years, using the straight-line method. Intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results.

Revenue Recognition
Substantially all revenue is recognized when products are shipped to customers. In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." This SAB provides the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company is required to adopt the provisions of this SAB no later than its fourth quarter of fiscal 2001. The SEC issued additional guidance on this SAB in October 2000. The Company is in the process of evaluating this additional guidance and has not yet determined the future impact on its consolidated financial statements.

Warranty
Estimated future warranty obligations related to applicable products are provided by charges to operations in the period in which the related revenue is recognized.

Income Taxes
United States income taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

Earnings Per Share
Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                                                   Becton, Dickinson and Company

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

     The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term debt and investments. In connection with issuances of long-term debt, the Company may also enter into forward rate agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged. The Company also occasionally enters into forward contracts in order to reduce the impact of fluctuating market values on its available-for-sale securities as defined by Statement of Financial Accounting Standards ("SFAS") No. 115.

     At the end of fiscal 2000, the Company began to purchase option contracts to hedge anticipated sales from the United States to foreign customers. The contracts are designated and effective as hedges of those future transactions.

     The Company accounts for derivative financial instruments using the deferral method of accounting when such instruments are intended to hedge identifiable firm foreign currency commitments or anticipated transactions and are designated as, and effective as, hedges. Foreign exchange exposures arising from certain receivables, payables, and short-term borrowings that do not meet the criteria for the deferral method are marked to market. Resulting gains and losses are recognized currently in Other income (expense), net, largely offsetting the respective losses and gains recognized on the underlying exposures.

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

2
--------------------------------------------------------------------------------
Acquisitions

During fiscal year 1999, the Company acquired 10 businesses for an aggregate of $381,530 and 357,522 shares of the Company's stock. The Company also granted options to purchase 73,074 shares of the Company's common stock to eligible employees of one of the acquired companies. The 1999 results of operations included charges of $48,800 for purchased in-process research and development in connection with three of these acquisitions. Included in 1999 acquisitions is the purchase of Clontech Laboratories, Inc. ("Clontech"), for approximately $201,000 in cash. In connection with this acquisition, a charge of $32,000 for purchased in-process research and development was included in the results of operations for the Biosciences segment. Intangibles related to Clontech are being amortized on a straight-line basis over their useful lives, which range from 10 to 15 years. Unaudited pro forma consolidated results, after giving effect to the businesses acquired during fiscal 1999, would not have been materially different from the reported amounts for either 1999 or 1998.

     During fiscal year 1998, the Company acquired six businesses for an aggregate of $545,603 in cash and 595,520 shares of the Company's common stock, or 297,760 shares on a pre-split basis. Included in 1998 acquisitions is the purchase of the Medical Devices Division ("MDD") of The BOC Group for approximately $457,000 in cash. In connection with this acquisition, a charge of $30,000 for purchased in-process research and development was included in the 1998 results of operations. Intangibles related to MDD are being amortized on a straight-line basis over their useful lives, which range from 15 to 25 years. The assumed liabilities for the MDD acquisition included approximately $14,300 for severance and exit costs associated with the integration of certain MDD administrative functions. These liabilities were fully paid by the second quarter of fiscal 2000.

Notes                    Becton, Dickinson and Company

     The following unaudited pro forma data summarizes the results of operations for the year ended September 30, 1998 as if the MDD acquisition had been completed as of the beginning of the period. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles, income taxes and the charge for purchased in-process research and development noted earlier. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the period presented or that may be obtained in the future. Unaudited pro forma consolidated revenues, net income, basic earnings per share, and diluted earnings per share would have been $3,206,837, $227,664, $.91, and $.86 for fiscal 1998, respectively.

     In connection with the acquisition of Difco Laboratories Incorporated in 1997, the Company assumed liabilities for severance and other exit costs associated with the closing of certain facilities of approximately $17,500, which were paid as of September 30, 2000.

     All acquisitions were recorded under the purchase method of accounting and, therefore, the purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates. In-process research and development charges represent the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and do not have alternative future uses.

3
--------------------------------------------------------------------------------
Employee Stock Ownership Plan/Savings Incentive Plan

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

     For the plan year ended June 30, 1999, preferred shares accumulated in the trust in excess of the Company's matching obligation due to the favorable performance of the Company's common stock in previous years. As a result, the Company matched up to an additional 1% of each eligible participant's salary. This increase in the Company's contribution was distributed in September 1999.

     Selected financial data pertaining to the ESOP/Savings Incentive Plan follow:

                                           2000          1999          1998
--------------------------------------------------------------------------------
Total expense of the
  Savings Incentive Plan                 $  3,442      $  3,851      $  4,183
Compensation expense
  (included in total expense above)      $  2,017      $  1,845      $  1,975
Dividends on ESOP shares used
  for debt service                       $  2,916      $  3,114      $  3,235
Number of preferred shares
   allocated at September 30              441,530       411,727       373,884
                                         =======================================

     The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $88,826 at September 30, 2000.

4
--------------------------------------------------------------------------------
Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.

     In September 2000, the Compensation and Benefits Committee of the Company's Board of Directors rescinded its January 1999 approval for design changes to the U.S. pension plan to reflect a pension equity formula. The U.S. pension plan had been remeasured as of January 31, 1999, and the net periodic pension cost in 1999 and the benefit obligations at September 30, 1999 reflected the approval of this change. As a result of the September 2000 rescission, the U.S. pension plan benefit obligations at September 30, 2000 reflect the previous "final average pay" plan.

                                                   Becton, Dickinson and Company

      The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2000 and 1999 for these plans were as follows:

                                                                                          Other Postretirement
                                                               Pension Plans                     Benefits
-----------------------------------------------------------------------------------------------------------------
                                                          2000            1999            2000            1999
-----------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year             $ 614,591       $ 648,526       $ 181,830       $ 183,633
   Service cost                                           32,743          33,204           2,236           3,147
   Interest cost                                          43,213          41,007          13,505          11,935
   Plan amendments                                        17,351         (22,933)             45              --
   Benefits paid                                         (55,196)        (63,003)        (15,967)        (12,294)
   Actuarial loss (gain)                                  20,465         (18,480)          3,776          (4,591)
   Curtailment gain                                       (1,887)         (1,917)             --              --
   Other, primarily translation                          (16,692)         (1,813)             --              --
                                                       ----------------------------------------------------------
   Benefit obligation at end of year                   $ 654,588       $ 614,591       $ 185,425       $ 181,830
                                                       ==========================================================

Change in plan assets:
   Fair value of plan assets at beginning of year      $ 598,509       $ 583,963       $      --       $      --
   Actual return on plan assets                           48,454          66,804              --              --
   Employer contribution                                  16,787          13,789              --              --
   Benefits paid                                         (55,196)        (63,003)             --              --
   Other, primarily translation                          (15,719)         (3,044)             --              --
                                                       ----------------------------------------------------------
   Fair value of plan assets at end of year            $ 592,835       $ 598,509       $      --       $      --
                                                       ==========================================================

Funded status:
   Unfunded benefit obligation                         $ (61,753)      $ (16,082)      $(185,425)      $(181,830)
   Unrecognized net transition obligation                  1,601             952              --              --
   Unrecognized prior service cost                        (4,536)        (22,213)        (47,602)        (53,664)
   Unrecognized net actuarial (gain) loss                (27,003)        (58,866)         22,893          19,812
                                                       ----------------------------------------------------------
   Accrued benefit cost                                $ (91,691)      $ (96,209)      $(210,134)      $(215,682)
                                                       ==========================================================

Amounts recognized in the consolidated
 balance sheets consisted of:

   Prepaid benefit cost                                $  13,519       $  11,161       $      --       $      --
   Accrued benefit cost                                 (105,210)       (107,370)       (210,134)       (215,682)
                                                       ----------------------------------------------------------
   Net amount recognized                               $ (91,691)      $ (96,209)      $(210,134)      $(215,682)
                                                       ==========================================================


     Foreign pension plan assets at fair value included in the preceding table were $131,938 and $124,099 at September 30, 2000 and 1999, respectively. The foreign pension plan projected benefit obligations were $137,360 and $137,836 at September 30, 2000 and 1999, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $38,960, $33,169 and $18,539, respectively as of September 30, 2000, and $48,635, $39,809 and $20,519, respectively as of September 30, 1999.

     Net pension and postretirement expense included the following components:

                                                    Pension Plans                                Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------------------
                                                 2000           1999           1998           2000            1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
Components of net pension and
  postretirement costs:
     Service cost                              $ 32,743       $ 33,204       $ 27,912       $  2,237       $  3,147       $  2,239
     Interest cost                               43,213         41,007         40,242         13,505         11,935         12,015
     Expected return on plan assets             (58,880)       (60,837)       (54,300)            --             --             --
     Amortization of prior service cost          (1,212)          (687)            86         (6,017)        (6,021)        (6,312)
     Amortization of (gain) loss                   (659)          (306)        (2,331)           694          1,460            721
     Amortization of net obligation                (575)          (598)          (626)            --             --             --
     Curtailment gain                            (1,528)        (1,917)            --             --             --             --
     Special termination benefits                   143             --             --             --             --             --
                                               ------------------------------------------------------------------------------------
     Net pension and postretirement costs      $ 13,245       $  9,866       $ 10,983       $ 10,419       $ 10,521       $  8,663
                                               ====================================================================================

Notes                    Becton, Dickinson and Company

     Net pension expense attributable to foreign plans included in the preceding table was $8,580, $8,721 and $4,902 in 2000, 1999 and 1998, respectively.

     As discussed in Note 5, the Company recorded special charges in 1999 relating to an enhanced voluntary retirement incentive program. These charges included $7,828 and $5,412 of special termination benefits relating to pension benefits and postretirement benefits, respectively.

     The assumptions used in determining benefit obligations were as follows:

                                                                     Other
                                       Pension Plans        Postretirement Benefits
------------------------------------------------------------------------------------
                                      2000        1999          2000       1999
------------------------------------------------------------------------------------
Discount rate:
  U.S. plans                          7.75%       7.75%         7.75%      7.75%
  Foreign plans (average)             6.07%       6.18%           --         --
Expected return on plan assets:
  U.S. plans                         11.00%      11.00%           --         --
  Foreign plans (average)             7.14%       7.31%           --         --
Rate of compensation increase:
  U.S. plans                          4.25%       4.25%         4.25%      4.25%
  Foreign plans (average)             3.56%       3.85%           --         --

     Healthcare cost trends of 9% pre-age 65 and 6% post-age 65 were assumed in the valuation of postretirement healthcare benefits at both September 30, 2000 and 1999. These rates were assumed to decrease to an ultimate rate of 6% beginning in 2003 for pre-age 65 and 2001 for post-age 65. A one percentage point increase in healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2000 by $10,180 and the aggregate of the service cost and interest cost components of 2000 annual expense by $789. A one percentage point decrease in the healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2000 by $8,647 and the aggregate of the 2000 service cost and interest cost by $671.

     The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $22,364, $22,842, and $24,015 in 2000, 1999 and 1998, respectively.

5
--------------------------------------------------------------------------------
Special and Other Charges

During the fourth quarter of 2000, the Company recorded special charges of $57,514. Of these charges, $31,700 related to severance costs associated with a worldwide organizational restructuring which will result in the termination of approximately 600 employees from various functions worldwide. The Company expects the majority of these terminations to occur within the first half of the coming year and the remainder by the end of fiscal 2001. Special charges in 2000 also included $5,800 for the write-down of impaired fixed assets held for sale in the BD Medical Systems segment and other exit costs related to this restructuring program, as well as $20,000 for estimated litigation defense costs associated with the Company's divested latex glove business.

     The Company also recorded $13,100 of charges in Cost of products sold in the second quarter of fiscal 2000, associated with a product recall. These charges consisted primarily of costs associated with product returns, disposal of affected product, and other direct recall costs.

     The Company recorded special charges in fiscal years 1999 and 1998 associated with restructuring programs, primarily designed to improve the Company's cost structure, refocus certain businesses, and write down impaired assets.

     During 1999, the Company recorded special charges of $75,553. Of these charges, $46,125 were associated with the write-off of intangibles, as well as other costs relating to the Company's decision to exit certain product lines, primarily in the area of home healthcare within the BD Medical Systems segment. The Company completed its implementation of the exit plans in 1999. The Company also reversed $6,300 of 1998 special charges in 1999 as a result of the decision not to exit certain activities as had originally been planned.

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

                                                   Becton, Dickinson and Company

     Special charges in 1999 also included $17,871 in special termination and severance benefits associated with an enhanced retirement incentive program. This program was offered to 176 employees meeting certain age and service requirements at selected locations. The related expenses for separation pay and enhanced pension and retirement benefits were recorded to special charges upon acceptance by 133 participants.

     The Company also recorded $26,868 of charges in Cost of products sold in 1999, to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines discussed earlier.

     During 1998, the Company recorded special charges of $90,945, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. The restructuring plan included approximately $35,000 in special charges related primarily to severance and other termination costs and losses from the disposal of assets. As discussed earlier, the Company reversed $6,300 of these charges in 1999 as a result of the decision not to exit certain activities as had originally been planned. As of September 30, 2000, approximately 100 employees were terminated, and the Company expects that an additional 150 people will be affected by this plan, upon the closure of a surgical blade plant in the United States, scheduled for the first half of fiscal year 2002. The remaining 1998 restructuring accruals related to this closure consist primarily of severance.

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

     A summary of the activity for the accruals and other components of special charges follows:

                                                                                         Special                       Total
                                                  Accrual Activity                   Termination         Asset       Special
                                          -------------------------------------------
                                          Severance  Restructuring          Other       Benefits   Write Downs       Charges
                                          ------------------------------------------------------------------------------------
1998 Special Charges                       $ 13,000       $  4,500       $ 15,100       $  2,400      $ 55,945      $ 90,945
Payments                                       (500)           (50)        (2,400)     ===========================================
                                          -------------------------------------------
Accrual Balance at September 30, 1998        12,500          4,450         12,700


1999 Special Charges (A)                      5,600         11,700          2,500       $ 13,200      $ 42,553      $ 75,553
Payments                                     (5,000)        (6,900)        (9,100)     ===========================================
                                          -------------------------------------------
Accrual Balance at September 30, 1999        13,100          9,250          6,100


2000 Special Charges                         31,700          1,300         20,000             --      $  4,514      $ 57,514
Payments                                     (4,800)        (7,500)        (4,500)     ===========================================
                                          -------------------------------------------
Accrual Balance at September 30, 2000      $ 40,000       $  3,050       $ 21,600
                                          ===========================================

(A) Includes reversals of 1998 special charges of $1,500 for severance and $4,800 for asset write downs.

     The Company also recorded $22,000 of charges in 1998 associated with the reengineering of business processes relating to the enterprise-wide program to upgrade its business systems. The majority of these charges were included in Selling and administrative expense.

Notes                    Becton, Dickinson and Company

6
--------------------------------------------------------------------------------
Gains on Investments, Net

Gains on investments, net in 2000 related primarily to transactions involving two equity investments.

     The Company sold portions of an investment in the second and fourth quarters for net gains of $33,159 and $11,349 before taxes, respectively. The proceeds from these sales were $37,992 and $14,514, respectively. The cost of this investment was determined based upon the specific identification method. The Company had entered into a forward sale contract to hedge the proceeds from the anticipated sale in the fourth quarter.

     During the third quarter, the Company received 480,000 shares of common stock in a publicly traded company (parent) in exchange for its shares in a majority-owned subsidiary of the parent company. The total value of the stock received by the Company was $50,820. Based upon the fair value of the parent common stock at the date of the exchange and the cost basis of subsidiary stock, the Company recorded a gain upon the exchange of the shares. The Company also entered into forward sale contracts to hedge the proceeds from the anticipated sale of the parent common stock. During the third quarter, the Company sold the parent common stock and settled the forward sale contracts. As a result of these transactions, the Company recorded a net gain of $28,810 before taxes.

7
--------------------------------------------------------------------------------
Other Income (Expense), Net

Other income, net in 2000 included income of $7,089 associated with settlements and a $2,517 gain on an investment hedge. Also included in Other income, net were foreign exchange losses of $5,849, including hedging costs, and a net loss of $2,735 relating to assets held for sale.

     Other (expense), net in 1999 included foreign exchange losses of $9,154, including hedging costs. Other (expense), net also included $2,654 of gains on the sale of assets and income of $2,610 associated with settlements.

     Other (expense), net in 1998 included foreign exchange losses of $11,038, including hedging costs, and a gain of $2,909 on the sale of an asset.

8
--------------------------------------------------------------------------------
Income Taxes

The provision for income taxes is composed of the following charges (benefits):

                                       2000          1999             1998
----------------------------------------------------------------------------
Current:
  Domestic:
   Federal                         $  20,201      $  27,303       $  67,740
   State and local, including
     Puerto Rico                      13,843         12,127          35,078
  Foreign                             55,747         52,931          33,812
                                   -----------------------------------------
                                      89,791         92,361         136,630
                                   -----------------------------------------
Deferred:
  Domestic                            35,029         15,138         (30,349)
  Foreign                              2,217        (10,563)         (1,983)
                                   -----------------------------------------
                                      37,246          4,575         (32,332)
                                   -----------------------------------------
                                   $ 127,037      $  96,936       $ 104,298
                                   =========================================

     In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2000 and 1999, net current deferred tax assets of $65,731 and $60,119, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $917 and $3,890, respectively, were included in Other non-current assets. Net current deferred tax liabilities of $991 and $1,067, respectively, were included in Current Liabilities-Income taxes. Net non-current deferred tax liabilities of $51,117 and $4,003, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign and Puerto Rican subsidiaries. At September 30, 2000, the cumulative amount of such undistributed earnings approximated $1,335,000 against which United States tax-free liquidation provisions or substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

     Deferred income taxes at September 30 consisted of:

                                               2000                            1999                          1998
------------------------------------------------------------------------------------------------------------------------------
                                         Assets     Liabilities          Assets    Liabilities         Assets     Liabilities
------------------------------------------------------------------------------------------------------------------------------
Compensation and benefits             $ 158,167       $      --      $ 150,214       $      --      $ 144,719       $      --
Property and equipment                       --         109,419             --          92,608             --         100,741
Purchase acquisition adjustments             --          98,472             --         104,269             --          29,618
Other                                   199,726         118,186        187,626          70,867        147,449          44,408
                                      ----------------------------------------------------------------------------------------
                                        357,893         326,077        337,840         267,744        292,168         174,767
Valuation allowance                     (17,276)             --        (11,157)             --        (10,339)             --
                                      ----------------------------------------------------------------------------------------
                                      $ 340,617       $ 326,077      $ 326,683       $ 267,744      $ 281,829       $ 174,767
                                      ========================================================================================

                                                   Becton, Dickinson and Company

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                        2000        1999        1998
---------------------------------------------------------------------
Federal statutory tax rate              35.0%       35.0%       35.0%
State and local income taxes,
  net of federal tax benefit              .9          .4          .1
Effect of foreign and Puerto Rican
  income and foreign tax credits        (8.7)       (10.8)      (6.1)
Research tax credit                     (1.6)       (2.5)       (1.6)
Purchased in-process research
  and development                         .3         4.6         3.1
Adjustments to estimated liability
  for prior years' taxes                (2.0)         --          --
Other, net                                .5         (.7)         .1
                                       ------------------------------
                                        24.4%       26.0%       30.6%
                                       ==============================

     The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2000-$40,500 and $.15; 1999-$30,400 and $.11; and 1998-$18,000 and $.07.
The tax holidays expire at various dates through 2018.

     The Company made income tax payments, net of refunds, of $51,010 in 2000, $80,334 in 1999, and $117,321 in 1998.

     The components of Income Before Income Taxes follow:

                                         2000          1999          1998
-------------------------------------------------------------------------
Domestic, including Puerto Rico      $285,228      $177,520      $238,109
Foreign                               234,706       195,135       102,757
                                     ------------------------------------
                                     $519,934      $372,655      $340,866
                                     ====================================

9
--------------------------------------------------------------------------------
Supplemental Balance Sheet Information

Trade Receivables
Allowances for doubtful accounts and cash discounts netted against trade receivables were $43,642 and $49,036 at September 30, 2000 and 1999, respectively.

Inventories                2000          1999
---------------------------------------------
Materials              $156,918      $160,332
Work in process         110,843        94,627
Finished products       410,915       387,574
                       ----------------------
                       $678,676      $642,533
                       ======================

     Inventories valued under the LIFO method were $437,254 in 2000 and $354,071 in 1999. Inventories valued under the LIFO method would have been higher by approximately $9,500 in 2000 and $17,000 in 1999, if valued on a current cost basis.

Property, Plant and Equipment                2000            1999
-----------------------------------------------------------------
Land                                   $   61,550      $   64,497
Buildings                                 960,889         938,859
Machinery, equipment and fixtures       2,094,178       1,888,169
Leasehold improvements                     46,483          41,279
                                       --------------------------
                                        3,163,100       2,932,804
Less allowances for depreciation
  and amortization                      1,587,042       1,501,655
                                       --------------------------
                                       $1,576,058      $1,431,149
                                       ==========================

Goodwill                                     2000            1999
-----------------------------------------------------------------
Goodwill                               $  599,850      $  636,362
Less accumulated amortization             133,507         109,420
                                       --------------------------
                                       $  466,343      $  526,942
                                       ==========================

Core and Developed Technology                2000            1999
-----------------------------------------------------------------
Core and developed technology          $  353,207      $  353,207
Less accumulated amortization              44,146          23,747
                                       --------------------------
                                       $  309,061      $  329,460
                                       ==========================

Other Intangibles                            2000            1999
-----------------------------------------------------------------
Patents and other                      $  351,250      $  337,871
Less accumulated amortization             178,530         159,586
                                       --------------------------
                                       $  172,720      $  178,285
                                       ==========================

Notes                    Becton, Dickinson and Company

10
--------------------------------------------------------------------------------
Debt

The components of Short-term debt follow:

                                           2000          1999
-------------------------------------------------------------
Loans payable:
  Domestic                             $478,236      $572,810
  Foreign                                50,662        51,289
Current portion of long-term debt       108,837         7,155
                                       ----------------------
                                       $637,735      $631,254
                                       ======================

     Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 6.5% and 5.3% at September 30, 2000 and 1999, respectively. The Company has available committed credit facilities of $100,000 expiring in March 2001, $300,000 expiring in August 2001 and $ 500,000 expiring in November 2001. All of these facilities support the Company's commercial paper borrowing program and can also be used for other general corporate purposes. Restrictive covenants under these agreements include a minimum interest coverage ratio. There were no borrowings outstanding under these facilities at September 30, 2000. In addition, the Company had unused short-term foreign lines of credit pursuant to informal arrangements of approximately $202,000 and $243,000 at September 30, 2000 and 1999, respectively.

     The components of Long-Term Debt follow:

                                                 2000          1999
-------------------------------------------------------------------
Domestic notes due through 2015
(average year-end interest rate:
   5.7%-2000; 5.5%-1999)                     $ 16,674      $ 16,596
Foreign notes due through 2011
  (average year-end interest rate:
   4.7%-2000; 4.6%-1999)                       10,580        14,435
8.80% Notes due March 1, 2001                      --       100,000
9.45% Guaranteed ESOP Notes due through
  July 1, 2004                                 17,265        23,138
6.90% Notes due October 1, 2006               100,000       100,000
7.15% Notes due October 1, 2009               200,000       200,000
8.70% Debentures due January 15, 2025         100,000       100,000
7.00% Debentures due August 1, 2027           168,000       200,000
6.70% Debentures due August 1, 2028           167,050       200,000
                                             ----------------------
                                             $779,569      $954,169
                                             ======================

     In September 1999, the Company issued $200,000 of 7.15% notes due on October 1, 2009. The effective yield of the notes including the results of an interest rate hedge and other financing costs was 7.34%.

     The Company has available $100,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.

     The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2002 to 2005 are as follows: 2002-$8,838; 2003-$8,981;
2004-$5,553; 2005-$956.

     The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                               2000          1999          1998
---------------------------------------------------------------
Charged to operations      $ 86,511      $ 76,738      $ 65,584
Capitalized                  24,946        14,655        10,011
                           ------------------------------------
                           $111,457      $ 91,393      $ 75,595
                           ====================================

     Interest paid, net of amounts capitalized, was $78,272 in 2000, $77,681 in 1999 and $64,160 in 1998.

                                                   Becton, Dickinson and Company

11
--------------------------------------------------------------------------------
Financial Instruments

Fair Value of Financial Instruments
Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Fair values were estimsted based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value.


The estimated fair values of the Company's financial instruments at September 30, 2000 and 1999 were as follows:

                                2000                   1999
-----------------------------------------------------------------
                        Carrying      Fair    Carrying       Fair
                           Value     Value       Value      Value
                        -----------------------------------------
 Other investments
   (non-current)(A)     $  9,125  $  8,582    $ 15,413   $ 10,534
 Currency options(B)       9,785     9,797         106         65
 Forward exchange
   contracts(B)            1,438       730         148        158
 Long-term debt          779,569   737,225     954,169    928,809
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

     On September 29, 2000, the Company began to purchase option contracts to hedge anticipated sales from the United States to foreign customers, primarily in Western Europe and Japan.

     At September 30, the stated or notional amounts of the Company's outstanding forward exchange contracts and currency options, classified as held for purposes other than trading, were as follows:

                                                           2000         1999
----------------------------------------------------------------------------
 Forward exchange contracts                            $467,474     $396,981
 Currency options                                       410,072       22,000
                                                       ---------------------
                                                       $877,546     $418,981
                                                       =====================

     At September 30, 2000, $564,963 of the forward exchange contracts and currency options mature within 90 days and $312,583 at various other dates in fiscal 2001.

     The Company's foreign exchange hedging activities do not generally create exchange rate risk since gains and losses on these contracts generally offset losses and gains on the underlying positions.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in fiscal years beginning after June 15, 2000. The Company will adopt the provisions of this Statement effective October 1, 2000. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company began to purchase option contracts at the end of fiscal 2000 to partially protect against foreign currency translation exposure. The cumulative effect of adoption of this Statement will not be material to our results of operations or financial condition.

Concentration Of Credit Risk
Substantially all of the Company's trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. The Company minimizes exposure to such risk, however, by dealing only with major international banks and financial institutions.

Notes               Becton, Dickinson and Company

12
================================================================================
Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                              Series B,
                                ESOP
                             Preferred    Common    Capital in                Unearned
                               Stock       Stock    Excess of   Retained        ESOP        Deferred           Treasury Stock
                                                                                                               --------------
                               Issued     Issued    Par Value   Earnings    Compensation  Compensation     Shares         Amount
------------------------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1997     $51,111   $167,245  $  83,422   $2,249,463       $(28,620)       $   --  (45,161,091)    $(1,050,318)
  Net income                                                      236,568
  Cash dividends:
   Common ($.29 per share)                                        (71,265)
   Preferred ($3.835 per
    share), net of tax benefits                                    (2,592)
  Common stock issued for:
   Employee stock plans, net                          49,303                                              2,469,852          29,817
   Business acquisition                               15,314                                                297,760           3,886
  Repurchase of common
   stock                                                                                                   (913,500)        (44,476)
  Common stock held in
   trusts                                                                                        4,903      (14,769)           (882)
  Retirement of common
   stock                                     (914)      (730)     (42,832)                                  913,500          44,476
  Reduction in unearned
   ESOP compensation for
    the year                                                                       4,157
  Adjustment for
   redemption provisions        (2,152)                  461                                                130,845           1,691
  Two-for-one stock split                 166,331   (147,770)     (18,561)                              (42,541,541)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1998                           48,959    332,662         --    2,350,781        (24,463)        4,903  (84,818,944)     (1,015,806)
  Net income                                                      275,719
  Cash dividends:
   Common ($.34 per share)                                        (84,936)
   Preferred ($3.835 per
    share), net of tax benefits                                    (2,544)
  Common stock issued for:
   Employee stock plans,
    net                                               33,134                                              2,382,641          15,428
   Business acquisitions                              11,008                                                357,522           2,333
  Common stock held in
   trusts                                                                                        1,046      (28,670)         (1,046)
  Reduction in unearned
   ESOP compensation for
    the year                                                                       4,153
  Adjustment for
   redemption provisions        (2,242)                  484                                                243,122           1,758
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1999                           46,717    332,662     44,626    2,539,020        (20,310)        5,949  (81,864,329)       (997,333)
  Net income                                                      392,897
  Cash dividends:
   Common ($.37 per share)                                        (93,544)
   Preferred ($3.835 per
    share), net of tax benefits                                    (2,465)
  Common stock issued for:
   Employee stock plans,
    net                                               29,581                                              2,357,340          15,220
   Business acquisitions                                 189                                                  3,480              23
  Common stock held in
   trusts                                                                                          541       (3,592)           (541)
  Reduction in unearned
   ESOP compensation for
    the year                                                                       4,155
  Adjustment for
   redemption provisions        (3,147)                  679                                                341,393           2,468
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000  $43,570   $332,662  $  75,075   $2,835,908       $(16,155)       $6,490  (79,165,708)    $  (980,163)
====================================================================================================================================

                                                   Becton, Dickinson and Company

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

Preferred Stock Purchase Rights
In accordance with the Company's shareholder rights plan, each certificate representing a share of outstanding common stock of the Company also represents one Preferred Stock Purchase Right (a "Right"). Each whole Right entitles the registered holder to purchase from the Company one eight-hundredths of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $67.50. The Rights will not become exercisable unless and until, among other things, a third party acquires 15% or more of the Company's outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which has been issued.

13
================================================================================
Comprehensive Income

The components of Accumulated other comprehensive loss are as follows:


                                                          2000        1999
--------------------------------------------------------------------------
Cumulative currency translation
 adjustments                                         $(341,068)  $(179,764)
Unrealized losses on investments                          (321)     (2,879)
                                                     ---------------------
                                                     $(341,389)  $(182,643)
                                                     =====================

     Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

     The income taxes related to Other Comprehensive (Loss) Income were not significant in any year presented, as income taxes were generally not provided for translation adjustments.

     The unrealized gains (losses) on investments included in other comprehensive loss for 2000 are net of reclassification adjustments of $28,000, net of tax, for realized gains on sales of available-for-sale securities as defined by SFAS No. 115. The tax expense associated with the reclassification adjustments was $19,500.

14
================================================================================
Commitments and Contingencies

Commitments
Rental expense for all operating leases amounted to $49,200 in 2000, $46,000 in 1999, and $44,800 in 1998. Future minimum rental commitments on noncancelable leases are as follows: 2001-$31,500; 2002-$25,800; 2003-$18,700; 2004-$15,000;
2005-$12,100 and an aggregate of $39,100 thereafter.

     As of September 30, 2000, the Company has certain future capital commitments aggregating approximately $142,500, which will be expended over the next several years.

Contingencies
The Company, along with a number of other manufacturers, has been named as a defendant in approximately 390 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company is vigorously defending these lawsuits.

     The Company, along with another manufacturer and several medical product distributors, has been named as a defendant in eleven product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. The case brought in California under the caption Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998 was dismissed in a judgment filed March 19, 1999. On August 29, 2000, the appellate court affirmed the dismissal of the product liability claims, leaving only a pending statutory claim for which the court has stated the plaintiff cannot recover damages. The case brought in Florida under the caption Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on July 24, 1998, was voluntarily withdrawn by the plaintiffs on March 8, 1999. Cases have been filed on behalf of an unspecified number of healthcare workers in nine other states, seeking class action certification under the laws of these states. To date, no class has been certified in any of these cases. The nine remaining actions are pending in state court in Texas, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998; in Federal court in Ohio, under the caption Grant vs. Becton Dickinson et al. (Case No. C2 98-844, Southern District of Ohio), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in

Notes               Becton, Dickinson and Company

Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in Pennsylvania, under the caption Brown vs. Becton Dickinson et al. (Case No. 03474, Philadelphia County Court of Common Pleas), filed on November 27, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998; and in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New York), filed on June 1, 1999. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all remaining actions.

     In June 1999, a class certification hearing was held in the matter of Usrey vs. Becton Dickinson et al., which first was filed in Texas state court on April 9, 1998 under the caption Calvin vs. Becton Dickinson et al. The Court has advised the parties by letter received on October 27, 1999, that it believes it is appropriate to address the issues in the case by way of a class action under Texas procedural law. The Company has filed an interlocutory appeal from that ruling. This appeal is currently pending.

     The Company continues to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

     The Company has insurance policies in place, and believes that a substantial portion of defense costs and potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect its rights to coverage, the Company has filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company also has established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

     The Company, along with another manufacturer, a group purchasing organization ("GPO") and three hospitals, has been named as a defendant in an antitrust action brought pursuant to the Texas Free Enterprise Act ("TFEA"). The action is pending in state court in Texas, under the caption Retractable Technologies Inc. vs. Becton Dickinson and Company et al. (Case No. 5333*JG98, Brazoria County District Court), filed on August 4, 1998. Plaintiff, a manufacturer of retractable syringes, alleges that our contracts with GPOs exclude plaintiff from the market in syringes and blood collection products, in violation of the TFEA. Plaintiff also alleges that the Company has conspired with other manufacturers to maintain its market share in these products. Plaintiff seeks money damages. This action is in preliminary stages. The Company intends to mount a vigorous defense in this action.

     The Company, along with another patent holder, has filed an action for patent infringement under the caption Becton Dickinson and Company et al. vs. B. Braun Medical, Inc. (Case No. 2:99-CV-00987J, United States District Court for the District of Utah), on December 15, 1999. The defendant has filed a counterclaim against us, and alleges, among other things, that its contacts with group purchasing organizations exclude defendant from the market in IV catheters, in violation of the Sherman, Clayton, and Lanham Acts. Defendant also alleges that the Company has conspired with other manufacturers to maintain its market share in these products. Defendant seeks money damages. The pending action is in preliminary stages. The Company intends to prosecute its claim, and vigorously defend against this counterclaim.

   In the patent infringement litigation under the caption Critikon, Inc. vs. Becton Dickinson Vascular Access, Inc. (Civ. 93-108 (JJF), United States District Court for the District of Delaware) the Court, on May 19, 2000, entered judgment in favor of the plaintiff in the aggregate amount of $5,700, excluding any potential interest charges. The Company has filed pending postjudgment motions seeking recalculation of damages on the basis of perceived error in the calculation of damages, in both amount and duration. The Company will continue to vigorously defend this lawsuit. The Company has established reserves to cover liabilities, if any, in this matter, based upon its best estimate within the range of possible losses.

   The Company also is involved in other legal proceedings and claims which arise in the ordinary course of business, both as a plaintiff and a defendant.

   While it is not possible to predict or determine the outcome of the patent, product liability, antitrust or other legal actions brought against the Company, upon resolution of such matters, the Company may incur charges in excess of presently established reserves. While such future charges, individually and in the aggregate, could have a material adverse impact on the Company's net income and net cash flows in the period in which they are recorded or paid, in the Company's opinion, the results of the above matters, individually and in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial condition.

   The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites,

                                                   Becton, Dickinson and Company

there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for estimated environmental liabilities based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. Upon resolution of these proceedings, the Company may incur charges in excess of presently established accruals. While such future costs could have a material adverse impact on the Company's net income and net cash flows in the period in which they are recorded or paid, in the Company's opinion, the results of the above matters are not expected to have a material adverse effect on its consolidated financial condition.

15
--------------------------------------------------------------------------------
Stock Plans

Stock Option Plans

The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995 and 1998 Stock Option Plans made available 24,000,000 and 10,000,000 shares of the Company's common stock for the granting of options to employees, respectively. At September 30, 2000, shares available for future grant under the 1995 and 1998 Plans were 1,166,458 and 9,418,000, respectively. The Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 970,660 remained available for future grant as of September 30, 2000. All stock plan data has been retroactively restated to reflect the two-for-one stock splits in 1998, 1996 and 1993, where applicable.

   A summary of changes in outstanding options is as follows:

                                                     2000                         1999                          1998
----------------------------------------------------------------------------------------------------------------------------------
                                             Options         Weighted       Options         Weighted      Options         Weighted
                                                 for          Average           for          Average          for          Average
                                              Shares   Exercise Price        Shares   Exercise Price       Shares   Exercise Price
                                        ------------------------------------------------------------------------------------------
Balance at October 1                      30,122,274     $      20.33    29,904,859        $   18.22   30,168,526       $    15.20
Granted                                    3,727,955            27.94     3,170,821(A)         34.83    4,843,750            29.64
Exercised                                 (2,287,523)           15.09    (2,281,727)           11.37   (4,593,739)            9.92
Forfeited, canceled or expired            (1,046,391)           30.80      (671,679)           25.29     (513,678)           23.05
                                        ------------------------------------------------------------------------------------------
Balance at September 30                   30,516,315     $      21.29    30,122,274         $  20.33   29,904,859       $    18.22
                                        ==========================================================================================
Exercisable at September 30               26,641,132     $      20.23    26,426,344         $  18.37   23,266,773       $    15.90
                                        ==========================================================================================
Weighted average fair value of
 options granted                         $     11.53                   $      12.77                    $     9.40
                                        ==========================================================================================
Available for grant at September 30       11,555,118                     13,462,158                    15,961,300
                                        ==========================================================================================

The maximum term of options is ten years. Options outstanding as of September 30, 2000 expire on various dates from May 2001 through September 2010.

(A) The Company granted 73,074 of options to purchase shares of the Company's common stock to eligible employees of a business acquired in fiscal 1999.

                                                                 September 30, 2000
---------------------------------------------------------------------------------------------------------------------------
                                          Options Outstanding                                 Options Exercisable
                         -------------------------------------------------------------------------------------------------
                                                                    Weighted
                                               Weighted              Average                                      Weighted
Range of                      Number            Average            Remaining                Number                 Average
Option Exercise Price    Outstanding     Exercise Price     Contractual Life           Exercisable          Exercise Price
                         -------------------------------------------------------------------------------------------------
  $7.89 - $12.55           9,841,198            $ 10.32            3.2 Years              9,841,198               $  10.32
  17.36 -  25.63          10,387,139              22.53            6.0 Years             10,312,755                  22.51
  27.25 -  41.56          10,287,978              30.54            8.3 Years              6,487,179                  31.64
                         -------------------------------------------------------------------------------------------------
                          30,516,315            $ 21.29            6.6 Years             26,641,132               $  20.23
                         =================================================================================================

   As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

   The 1990 Stock Option Plan, which expired in May 2000, had a provision whereby unqualified options could be granted at, below, or above market value of the Company's stock. If the option price was less than the market value of the Company's stock on the date of grant, the discount would be recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2000, 1999 or 1998.

Notes     Becton, Dickinson and Company

   Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

   The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period, which generally ranges from zero to three years. The pro forma effect on net income for 2000, 1999 and 1998 is not representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

                                     2000                               1999                                  1998
-----------------------------------------------------------------------------------------------------------------------------
                         As Reported       Pro Forma       As Reported          Pro Forma         As Reported       Pro Forma
-----------------------------------------------------------------------------------------------------------------------------
Net Income               $   392,897       $ 361,639          $ 275,719         $ 247,224          $  236,568       $ 216,680
Earnings Per Share:
 Basic                          1.54            1.42               1.09               .98                  .95            .87
 Diluted                        1.49            1.38               1.04               .93                  .90            .82
                         ====================================================================================================

   The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998: risk free interest rates of 6.64%, 4.79% and 5.55%, respectively; expected dividend yields of 1.09%, 1.09% and 1.28%, respectively; expected volatility of 35.4%, 31.0% and 24.4%, respectively; and expected lives of 6 years for each year presented.

Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2000, 76,798 shares were distributed. No awards were granted in 2000, 1999 or 1998. At September 30, 2000, 2,456,018 shares were reserved for future issuance, of which awards for 354,630 shares have been granted.

   The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2000, 1999 or 1998.

   The Company has a Directors' Deferral Plan which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2000, 144,054 shares were held in trust, of which 16,042 shares represented directors' compensation in 2000, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

16
--------------------------------------------------------------------------------
Earnings Per Share

For the years ended September 30, 2000, 1999 and 1998, the following table sets forth the computations of basic and diluted earnings per share (shares in thousands):

                                       2000       1999       1998
------------------------------------------------------------------
Net income                         $392,897   $275,719   $236,568
Preferred stock dividends            (2,916)    (3,114)    (3,235)
                                   -------------------------------
Income available to
   common shareholders(A)           389,981    272,605    233,333
Preferred stock dividends-using
   "if converted" method              2,916      3,114      3,235
Additional ESOP contribution-
   using "if converted" method         (689)      (821)    (1,000)
                                   -------------------------------
Income available to common
   shareholders after assumed
   conversions(B)                  $392,208   $274,898   $235,568
                                   ===============================
Average common shares
   outstanding(C)                   252,454    249,595    245,700
Dilutive stock equivalents
   from stock plans                   6,059      9,917     11,117
Shares issuable upon conversion
   of preferred stock                 4,726      5,068      5,311
                                   -------------------------------
Average common and
   common equivalent
   shares outstanding-
   assuming dilution(D)             263,239    264,580    262,128
                                   ===============================
Basic earnings per share(A/C)      $   1.54   $   1.09   $    .95
                                   ===============================
Diluted earnings per share(B/D)    $   1.49   $   1.04   $    .90
                                   ===============================

Becton, Dickinson and Company

17
--------------------------------------------------------------------------------
Segment Data


The Company's organizational structure is based upon its three principal business segments: BD Medical Systems ("Medical"), BD Biosciences
("Biosciences"), and BD Preanalytical Solutions ("Preanalytical"). The Company's segments are managed separately because each requires different technology and marketing strategies.

   The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles and surgical blades. The major products in the Biosciences segment are clinical and industrial microbiology products, flow cytometry systems for cellular analysis, tissue culture labware, hematology instruments and other diagnostic systems, including immunodiagnostic test kits. The major products in the Preanalytical segment are sample collection products and specimen management systems. This segment also includes consulting services and customized, automated bar-code systems.

   In June 2000, the Company initiated a plan to change the structure of its internal organization in a manner that, beginning October 1, 2000, will cause the composition of the reportable segments to change. During the first quarter of fiscal 2001, execution of the planned changes will be finalized so that for the quarter ending December 31, 2000, decisions about resource allocation and performance assessment will be made separately for the reorganized Medical segment, the new Clinical Laboratory Solutions segment and the reorganized Biosciences segment. As of December 31, 2000, financial reporting for these three segments will be presented and the corresponding information for earlier periods will be restated to reflect the new segment reporting structure.

   The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1.

   Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company's products to many end users accounted for approximately 10% of revenues in 2000, 11% in 1999 and 11% in 1998, and included products from each of the Company's segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues                                             2000                         1999                     1998
-----------------------------------------------------------------------------------------------------------------
Medical Systems                          $      1,966,039                $   1,923,865     $          1,714,952
Biosciences                                     1,117,529                      985,821                  924,157
Preanalytical Solutions                           534,766                      508,726                  477,764
                                         ------------------------------------------------------------------------
Total(A)                                 $      3,618,334                $   3,418,412     $          3,116,873
                                         ========================================================================

Segment Operating Income
-----------------------------------------------------------------------------------------------------------------
Medical Systems                          $        370,829(B)            $      343,433(B)  $            320,184(B)
Biosciences                                       128,008(C)                    76,278(C)                77,046(C)
Preanalytical Solutions                           123,461(D)                   123,890(D)               116,019(D)
                                         ------------------------------------------------------------------------
Total Segment Operating Income                    622,298                      543,601                  513,249
Unallocated Expenses(E)                          (102,364)                    (170,946)                (172,383)
                                         ------------------------------------------------------------------------
Income Before Income Taxes               $        519,934                $     372,655     $            340,866
                                         ========================================================================

Segment Assets
-----------------------------------------------------------------------------------------------------------------
Medical Systems                          $      2,289,304                $   2,258,779     $          2,092,828
Biosciences                                     1,415,535                    1,455,744                1,085,980
Preanalytical Solutions                           454,690                      431,271                  388,521
                                         ------------------------------------------------------------------------
Total Segment Assets                            4,159,529                    4,145,794                3,567,329
Corporate and All Other(F)                        345,567                      291,164                  278,709
                                         ------------------------------------------------------------------------
Total Assets                             $      4,505,096                $   4,436,958     $          3,846,038
                                         ========================================================================

Capital Expenditures
-----------------------------------------------------------------------------------------------------------------
Medical Systems                          $        246,928                $     187,868     $            105,417
Biosciences                                        53,371                       41,704                   37,797
Preanalytical Solutions                            46,780                       53,822                   28,073
Corporate and All Other                            29,293                       28,153                   10,129
                                         ------------------------------------------------------------------------
Total                                    $        376,372                $     311,547     $            181,416
                                         ========================================================================

Depreciation and Amortization
-----------------------------------------------------------------------------------------------------------------
Medical Systems                          $        133,787                $     122,804     $            104,684
Biosciences                                       113,866                       97,764                   87,018
Preanalytical Solutions                            30,781                       30,013                   26,370
Corporate and All Other                             9,821                        8,282                   10,677
                                         ------------------------------------------------------------------------
Total                                    $        288,255                $     258,863     $            228,749
                                         ========================================================================

(A) Intersegment revenues are not material.

(B) Includes $39,844 in 2000, $60,933 in 1999 and $43,181 in 1998 for special charges discussed in Note 5, as well as a charge of $30,000 in 1998 for purchased in-process research and development discussed in Note 2.

(C) Includes $9,314 in 2000, $4,962 in 1999 and $43,314 in 1998 for special charges discussed in Note 5, as well as $48,800 in 1999 for purchased in-process research and development charges discussed in Note 2.

(D) Includes $2,959 in 2000, $4,429 in 1999 and $2,238 in 1998 for special charges discussed in Note 5.

(E) Includes interest, net, foreign exchange and corporate expenses. Also includes special charges of $5,397, $5,229 and $2,212 in 2000, 1999 and 1998, respectively, as discussed in Note 5.

(F) Includes cash and investments and corporate assets.

Notes                     Becton, Dickinson and Company



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

Revenues                                       2000             1999             1998
--------------------------------------------------------------------------------------
United States                        $    1,863,555   $    1,747,785   $    1,690,282
International                             1,754,779        1,670,627        1,426,591
                                     -------------------------------------------------
Total                                $    3,618,334   $    3,418,412   $    3,116,873
                                     =================================================

Long-Lived Assets
--------------------------------------------------------------------------------------
United States                        $      866,125   $      758,929   $      683,658
International                               578,741          550,588          480,252
Corporate                                   131,192          121,632          138,740
                                     -------------------------------------------------
Total                                $    1,576,058   $    1,431,149   $    1,302,650
                                     =================================================

Quarterly Data (Unaudited)

Thousands of dollars, except per-share amounts
                                                                    2000
-----------------------------------------------------------------------------------------------------------
                                     1st             2nd             3rd             4th              Year
                             ------------------------------------------------------------------------------
Revenues                     $   859,164    $    925,132    $    914,140    $    919,898    $    3,618,334
Gross Profit                     409,213         451,145         460,302         449,342         1,770,002
Net Income                        75,294         119,171         114,418          84,014           392,897(A)
Earnings Per Share:
 Basic                               .30             .47             .45             .33              1.54
 Diluted                             .29             .45             .43             .32              1.49
                             ==============================================================================

                                                                    1999
-----------------------------------------------------------------------------------------------------------
                                     1st             2nd             3rd             4th              Year
                             ------------------------------------------------------------------------------
Revenues                     $   768,966    $    873,964    $    873,002    $    902,480    $    3,418,412
Gross Profit                     383,256         444,704         411,679         467,107         1,706,746
Net Income                        76,158          90,114          33,124          76,323           275,719(B)
Earnings Per Share:
 Basic                               .30             .36             .13             .30              1.09
 Diluted                             .29             .34             .12             .29              1.04
                             ==============================================================================

(A) Includes $57,514 of special charges in the fourth quarter.

(B) Includes $75,553 of special charges in the third quarter and $48,800 for purchased in-process research and development charges.

                                                   Becton, Dickinson and Company

Corporate Information

Board of Directors

----------------------------------------------------------------------------------------------------------------------------------
Harry N. Beaty, M.D./1,4/         Albert J. Costello/1,6/        Frank A. Olson/2,5,6/            James E. Perrella/2,3,5/
Emeritus Dean--Northwestern       Retired Chairman of the Board, Chairman of the Board            Retired Chairman of the Board-
University Medical School, and    President and Chief Executive  and Retired Chief Executive      Ingersoll-Rand Company
Chairman of the Board and         Officer--W.R. Grace & Co.      Officer--The Hertz Corporation   Alfred Sommer/1,3/
President--Northwestern           Gerald M. Edelman,             James F. Orr/1,4/                Dean of the Johns Hopkins
University Medical Faculty        M.D., Ph.D./4,5,6/             Chairman, President and          School of Hygiene and Public
Foundation                        Director--The Neurosciences    Chief Executive Officer--        Health, and Professor of
Henry P. Becton, Jr./2,3,4/       Institute, Member--The Scripps Convergys Corporation            Ophthalmology, Epidemiology
President and General Manager--   Research Institute             Willard J. Overlock, Jr./2,5,6/  and International Health
WGBH Educational Foundation       Edward J. Ludwig/5/            Retired Partner--Goldman,        Margaretha af Ugglas/1,4/
Clateo Castellini/3,5/            President and Chief            Sachs & Co.                      Member of the Board--
Chairman of the Board--BD         Executive Officer--BD                                           Stockholm University and
                                                                                                  Jarl Hjalmarson Foundation

Committees Appointed by the       1 - Audit Committee            3 - Corporate Governance Committee   5 - Executive Committee
Board of Directors                2 - Compensation and Benefits  4 - Corporate Affairs                6 - Finance and Investment
                                      Committee                      Committee                            Committee

Corporate Officers
----------------------------------------------------------------------------------------------------------------------------------
Edward J. Ludwig                James R. Brown                    A. John Hanson                  Stephen J. Mock
President and Chief             Vice President-Quality            President-BD Europe             Vice President--Investor
Executive Officer               Management                        Bridget M. Healy                and Public Relations
Richard K. Berman               Gary M. Cohen                     Vice President, General         Deborah J. Neff
Vice President and Treasurer    President--BD Medical Systems     Counsel and Secretary           President--BD Biosciences
Mark H. Borofsky                John R. Considine                 Richard M. Hyne                 Patricia B. Shrader
Vice President--Taxes           Executive Vice President and      Vice President and Controller   Vice President--Regulatory Affairs
Richard O. Brajer               Chief Financial Officer           James V. Jerbasi                Rex C. Valentine
President--BD Clinical          David T. Durack                   Vice President--Human Resources President--BD Japan
Laboratory Solutions            Vice President--Corporate         William A. Kozy                 James R. Wessel
Gilberto D. Bulcao              Medical Affairs                   Senior Vice President--         President--BD Asia-Pacific
President--North and South      Vincent A. Forlenza               Company Operations
Latin America                   Senior Vice President--Technology,
                                Strategy and Development


Corporate Data
----------------------------------------------------------------------------------------------------------------------------------
Annual Meeting                  Additional information may be     Shareholder Information         Independent Auditors
2:00 p.m.                       obtained by calling First         Shareholders may receive,       Ernst & Young LLP
Tuesday, February 13, 2001      Chicago Trust Company at          without charge, a copy of       787 Seventh Avenue
Woodcliff Lake Hilton           1-800-955-4743.                   the Company's 2000 Annual       New York, NY 10019-6085
200 Tice Boulevard                                                Report to the Securities and    Phone: 212-773-3000
Woodcliff Lake, NJ 07675        NYSE Symbol                       Exchange Commission on          Internet: http://www.ey.com
                                BDX                               Form 10-K by contacting:

Direct Stock Purchase Plan      Transfer Agent and Registrar      Investor Relations              The trademarks indicated by
The Direct Stock Purchase       First Chicago Trust Company       BD                              Italics are the property of,
Plan established through        P.O. Box 2500                     1 Becton Drive                  licensed to, promoted or
First Chicago Trust Company,    Jersey City, NJ 07303-2500        Franklin Lakes, NJ 07417-1880   distributed by BD, its
enhances the services           Phone: 1-800-519-3111             Phone: 1-800-284-6845           subsidiaries or related companies.
provided to existing            E-mail: fctc@em.fcnbd.com         Internet: http://www.bd.com
shareholders and facilitates    Internet: http://www.fctc.com
initial investments in BD
shares.

Common Stock Prices and Dividends
----------------------------------------------------------------------------------------------------------
By Quarter                           2000                                        1999
                   ---------------------------------------------------------------------------------------
                      High           Low           Dividends        High         Low            Dividends
First              $ 30 5/16      $ 22 3/8        $ .09 1/4      $ 49 5/8     $ 36 15/16       $ .08 1/2
Second               34 7/16        24              .09 1/4        44 3/16      31 1/2           .08 1/2
Third                30             24 15/16        .09 1/4        42           29               .08 1/2
Fourth               30 15/16       21 3/4          .09 1/4        30 1/16      25 1/8           .08 1/2