Form 10-K, Exhibit 13
period 2001-09-30
BECTON DICKINSON & CO
filed 2001-12-21
CIK 10795

                                                                      Exhibit 13


                                                   Becton, Dickinson and Company


                                   Financials

Financial Table of Contents                                   Page
------------------------------------------------------------------
Ten-Year Summary of Selected Financial Data                   18
Financial Review                                              20
Report of Management                                          27
Report of Independent Auditors                                27
Consolidated Statements of Income                             28
Consolidated Statements of Comprehensive Income               29
Consolidated Balance Sheets                                   30
Consolidated Statements of Cash Flows                         31
Notes to Consolidated Financial Statements                    32


              97       98       99       00       01
            ------   ------   ------   ------   ------
            1486.7   1690.3   1747.8   1863.6   2016.5

U.S. Revenues
(Millions of Dollars)



              97       98       99       00       01
            ------   ------   ------   ------   ------
            1323.8   1426.6   1670.6   1754.8   1737.8

Non-U.S. Revenues
(Millions of Dollars)



              97       98       99       00       01
            ------   ------   ------   ------   ------
            450.52   405.43   445.25    514.8   645.88

Operating Income*
(Millions of Dollars)
* Includes special charges in 2000, 1999 and 1998 and in-process research and development charges in 2000, 1999, 1998 and 1997.


              97       98       99       00       01
            ------   ------   ------   ------   ------
              36.3     41.4     47.2     41.4     34.1

Debt to Capitalization
(Percent)



              97       98       99       00       01
            ------   ------   ------   ------   ------
           180.626    217.9  254.016  223.782  211.834

Research and
Development Expense*
(Millions of Dollars)
* In-process research and development charges of $5 million, $49 million, $30 million and $15 million were recorded in 2000, 1999, 1998 and 1997, respectively.



              97       98       99       00       01
            ------   ------   ------   ------   ------
              22.1     15.8     16.3     21.1     18.7

Return on Equity*
(Percent)
* Includes cumulative effect of accounting change in 2001, as well as special charges in 2000, 1999 and 1998 and in-process research and development charges in 2000, 1999, 1998 and 1997.

                                                   Becton, Dickinson and Company

Summary

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per-share amounts


                                              2001            2000       1999         1998
--------------------------------------------------------------------------------------------
Operations
  Revenues                                 $3,754.3        $3,618.3    $3,418.4     $3,116.9
  Research and Development Expense            211.8           223.8       254.0        217.9
  Operating Income                            645.9           514.8       445.2        405.4
  Interest Expense, Net                        55.4            74.2        72.1         56.3
  Income Before Income Taxes
     and Cumulative Effect of Accounting
     Changes                                  576.8           519.9       372.7        340.9
  Income Tax Provision                        138.3           127.0        96.9        104.3
  Net Income                                  401.7(A)        392.9       275.7        236.6
  Basic Earnings Per Share                     1.55(A)         1.54        1.09          .95
  Diluted Earnings Per Share                   1.49(A)         1.49        1.04          .90
  Dividends Per Common Share                    .38             .37         .34          .29
Financial Position
  Current Assets                           $1,762.9        $1,660.7    $1,683.7     $1,542.8
  Current Liabilities                       1,264.7         1,353.5     1,329.3      1,091.9
  Property, Plant and Equipment, Net        1,716.0         1,576.1     1,431.1      1,302.7
  Total Assets                              4,802.3         4,505.1     4,437.0      3,846.0
  Long-Term Debt                              783.0           779.6       954.2        765.2
  Shareholders' Equity                      2,328.8         1,956.0     1,768.7      1,613.8
  Book Value Per Common Share                  8.98            7.72        7.05         6.51
Financial Relationships
  Gross Profit Margin                          49.0%           48.9%       49.9%        50.6%
  Return on Revenues                           11.7%(D)        10.9%        8.1%         7.6%
  Return on Total Assets(C)                    13.7%           13.6%       10.9%        11.7%
  Return on Equity                             20.3%(D)        21.1%       16.3%        15.8%
  Debt to Capitalization(E)                    34.1%           41.4%       47.2%        41.4%
Additional Data
  Number of Employees                        24,800          25,000      24,000       21,700
  Number of Shareholders                     10,329          10,822      11,433        9,784
  Average Common and Common
    Equivalent Shares Outstanding-
    Assuming Dilution (millions)              268.8           263.2       264.6        262.1
  Depreciation and Amortization            $  305.7        $  288.3    $  258.9     $  228.7
  Capital Expenditures                        370.8           376.4       311.5        181.4

(A) Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B) Includes cumulative effect of accounting changes of $141.1 ($.47 per basic share; $.45 per diluted share).

(C) Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(D)  Excludes the cumulative effect of accounting changes.

(E) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

                                                   Becton, Dickinson and Company

        1997         1996         1995         1994         1993         1992
-------------------------------------------------------------------------------
    $2,810.5     $2,769.8     $2,712.5     $2,559.5     $2,465.4     $2,365.3
       180.6        154.2        144.2        144.2        139.1        125.2
       450.5        431.2        396.7        325.0        270.4        328.6
        39.4         37.4         42.8         47.6         53.4         49.1

       422.6        393.7        349.6        296.2        222.9        269.5
       122.6        110.2         97.9         69.0         10.1         68.7
       300.1        283.4        251.7        227.2         71.8(B)     200.8
        1.21         1.10          .92          .77          .22(B)       .65
        1.15         1.05          .89          .76          .22(B)       .63
         .26          .23          .21          .19          .17          .15

    $1,312.6     $1,276.8     $1,327.5     $1,326.6     $1,150.7     $1,221.2
       678.2        766.1        720.0        678.3        636.1        713.3
     1,250.7      1,244.1      1,281.0      1,376.3      1,403.1      1,429.5
     3,080.3      2,889.8      2,999.5      3,159.5      3,087.6      3,177.7
       665.4        468.2        557.6        669.2        680.6        685.1
     1,385.4      1,325.2      1,398.4      1,481.7      1,457.0      1,594.9
        5.68         5.36         5.37         5.27         4.88         5.25

        49.7%        48.4%        47.0%        45.3%        44.5%        45.0%
        10.7%        10.2%         9.3%         8.9%         8.6%(D)      8.5%
        15.9%        15.2%        13.3%        11.5%         9.2%        11.1%
        22.1%        20.8%        17.5%        15.5%        13.3%(D)     13.6%
        36.3%        34.3%        35.2%        36.1%        37.8%        36.1%

      18,900       17,900       18,100       18,600       19,000       19,100
       8,944        8,027        7,712        7,489        7,463        7,086


       259.6        267.6        280.4        298.6        313.2        313.4
    $  209.8     $  200.5     $  207.8     $  203.7     $  189.8     $  169.6
       170.3        145.9        123.8        123.0        184.2        185.6

Financial Review                                   Becton, Dickinson and Company
-------------------------------------------------------------------------------
Company Overview

Becton, Dickinson and Company ("BD") is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products. We focus strategically on achieving growth in three worldwide business segments-BD Medical Systems ("Medical"), BD Clinical Laboratory Solutions ("Clinical Lab") and BD Biosciences ("Biosciences"). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users and by sales representatives. The following references to years relate to our fiscal year, which ends on September 30.


-------------------------------------------------------------------------------
Accounting Change

We adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"), in the fourth quarter of 2001 and, as a result, recorded the following accounting changes, described below, effective October 1, 2000. SAB 101 provides the SEC's views on the timing of revenue recognition for certain transactions for which explicit guidance had not previously been available. We changed our method of accounting for revenue related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. We concluded that the preferable method is to defer revenue recognition until such product is sold by the distributor to the end customer. We also changed our accounting method for Biosciences instruments to defer revenue from these products until completion of installation at the customer's site. As a result of these accounting changes, we recorded a total cumulative effect of change in accounting principle of $37 million, net of tax. The impact of the adoption of SAB 101 on revenues and net income before the cumulative effect was immaterial. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion of these accounting changes.


-------------------------------------------------------------------------------
Revenues and Earnings

Worldwide revenues in 2001 were $3.8 billion, an increase of 4% over 2000. Unfavorable foreign currency translation impacted revenue growth by 3%. Underlying revenue growth, which excludes the effects of foreign currency translation, resulted primarily from volume increases in all segments.

     Medical revenues in 2001 increased 2% over 2000 to $2.0 billion. Excluding unfavorable foreign currency translation of an estimated 4%, underlying revenue growth was 6%. The primary growth drivers were the conversion to advanced protection devices, which contributed approximately 4% to the underlying revenue growth and prefillable syringes and other related devices, which contributed approximately 2%. Medical revenue growth also benefited from a favorable comparison with the prior year, which reflected the impact of the discontinuance of U.S. medical surgical distributor incentive programs in fiscal 2000. In addition, revenue growth was offset by a $28 million decline in sales of consumer healthcare products compared with the prior year, primarily as a result of our beginning to redirect promotional efforts toward branded syringe sales at the retail level.

     Medical operating income was $447 million in 2001 compared with $395 million in 2000. Medical operating income in 2000 was negatively impacted by special charges, which are discussed below. Excluding these charges, Medical operating income grew 3%. This growth was primarily driven by the factors discussed above.

     Clinical Lab revenues in 2001 rose 5% to $1.2 billion. Excluding unfavorable foreign currency translation of an estimated 3%, underlying revenue growth was 8%. The conversion to advanced protection products in the United States was the primary growth driver, contributing approximately 3% to underlying revenue growth. In addition, increased worldwide sales of the molecular diagnostic platform, BD ProbeTec ET, contributed 1% to underlying revenue growth. Clinical Lab revenue growth also benefited from a favorable comparison with the prior year, which reflected the impact of the discontinuance of U.S. distributor incentive programs in 2000.

     Clinical Lab operating income was $213 million in 2001 compared with $170 million last year. Excluding the impact of special charges and a $5 million purchased in-process research and development charge in 2000, Clinical Lab operating income increased 17% over the prior year. This growth reflects the higher gross profit margin from our advanced protection products.

     Biosciences revenues in 2001 increased 8% over 2000 to $592 million. Excluding unfavorable foreign currency translation of an estimated 3%, underlying revenue growth was 11%. Such growth was led by sales of immunocytometry products, particularly the BD FACS flow cytometry systems, which contributed 5% to the underlying revenue growth. In addition, sales of BD Pharmingen and BD Clontech reagents contributed 4% to the underlying revenue growth. We believe that the events of September 11 adversely affected fourth quarter 2001 revenues by as much as $5 million due to disruptions to air shipments and research and business activities at several private and government sector customers.

     Biosciences operating income in 2001 was $97 million in 2001 compared with $73 million in 2000. Biosciences operating income grew 25%, excluding 2000 special charges. This performance reflects increased sales of products in 2001 with higher gross profit margins than the mix of products sold in 2000, as well as certain manufacturing and operational productivity gains. These gains were partially offset by increased research and development spending in the area of genomics research.

Financial Review                                   Becton, Dickinson and Company

     On a geographic basis, revenues outside the United States in 2001 were relatively the same as last year. Excluding the estimated impact of unfavorable foreign currency translation, revenues outside the United States grew 7%. Revenue growth in Europe accounted for approximately 4% of the underlying revenue growth and was led by strong sales of prefillable syringes, BD FACS flow cytometry systems and clinical immunology products. Revenues were adversely impacted by economic conditions in Latin America and by a decline in sales performance in Asia Pacific.

     Revenues in the United States in 2001 of $2 billion increased 8%, primarily from strong sales of advanced protection devices. Revenue growth benefited from a favorable comparison due to the impact of the discontinuance of certain distributor incentive programs in 2000. Revenue growth was offset by lower sales of consumer healthcare products compared with the prior year, as discussed above.

     Special charges of $58 million were recorded in 2000. These charges included $32 million relating to severance costs and $6 million of impaired assets and other exit costs associated with a worldwide organizational restructuring, which was approved in September 2000. The plan provides for the termination of approximately 600 employees, of which 540 employees have been severed as of September 30, 2001. The remaining terminations and related accrued severance are expected to be substantially completed and paid no later than the second quarter of 2002. The annual savings from the reduction in salaries and wages expense were estimated to be $30 million. As anticipated, these savings, beginning in 2001, offset incremental costs relating to programs, such as advanced protection technologies, blood glucose monitoring, molecular oncology and our enterprise-wide program to upgrade our business information systems, known internally as Genesis. Special charges in 2000 also included $20 million for estimated litigation defense costs associated with our divested latex gloves business. See "Litigation" section below for additional discussion. We also recorded other charges of $13 million in cost of products sold in 2000 relating to a product recall. These charges consisted primarily of costs associated with product returns, disposal of the affected product and other direct recall costs. For additional discussion of these charges, see Note 5 of the Notes to Consolidated Financial Statements.

     Gross profit margin was 49.0% in 2001, compared with 48.9% last year. Excluding the unfavorable impact of the previously discussed other charges in 2000, gross profit margin would have been 49.3% in 2000. Gross profit margin in 2001 reflects the impact of lower sales of consumer healthcare products and unfavorable foreign exchange, offset largely by the higher gross margin from our advanced protection products. We are considering actions, beginning in 2002, to increase our operating efficiency. These actions may include a smaller scale restructuring of manufacturing facilities in the Medical segment.

     Selling and administrative expense of $983 million in 2001 was 26.2% of revenues, compared to $974 million in 2000, or 26.9% of revenues. Incremental spending for growth initiatives was offset, in part, by favorable foreign currency translation and savings associated with the 2000 worldwide rganizational restructuring plan.

     Investment in research and development in 2001 was $212 million, or 5.6% of revenues. Research and development expense in 2000 was $219 million, or 6% of revenues, excluding an in-process research and development charge of $5 million. This charge represented the fair value of certain acquired research and development projects in the area of cancer diagnostics which were determined not to have reached technological feasibility and which do not have alternative future uses. Incremental spending was primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring. Investment in research and development in 2001 reflects lower spending than in the prior year, which included clinical trial costs for the BD Phoenix instrument platform and costs relating to the transdermal business unit that was divested in the first quarter of this year.

     Operating margin in 2001 was 17.2% of revenues. Excluding special and other charges and purchased in-process research and development charges in 2000, operating margin would have been 16.3% in 2000. The increase in operating margin reflects the revenue growth, along with the favorable effect of continued control over costs.

     Net interest expense of $55 million in 2001 was $19 million lower than in 2000, primarily due to lower debt levels and lower short-term interest rates.

     Other expense, net in 2001 of $14 million included foreign exchange losses of $9 million, including net hedging costs, and write-downs of equity investments to market value of $6 million. Other income, net in 2000 of $3 million included the favorable effect of legal settlements and a gain on an investment hedge that more than offset foreign exchange losses and net losses relating to assets held for sale.

     The effective tax rate in 2001 was 24% compared to 24.4% in 2000, reflecting a favorable mix in income among tax jurisdictions.

     Net income and diluted earnings per share before the cumulative effect of accounting change in 2001 were $438 million, or $1.63, respectively, compared with $393 million, or $1.49 in 2000. Earnings per share in 2000 would have remained $1.49, excluding special and other charges, purchased in-process research and development charges, investment gains and a favorable tax benefit from the conclusion of a number of tax examinations in 2000.

     As discussed above in "Accounting Change," we adopted SAB 101, effective October 1, 2000, and recorded a cumulative effect of change in accounting principle of $37 million, net of income tax benefit of $25 million. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion.

     Net income in 2001 was $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

Financial Review                                   Becton, Dickinson and Company
-------------------------------------------------------------------------------
Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions, and we do not have significant exposure to any one counterparty. We do not enter into financial instruments for trading or speculative purposes.

     Our foreign currency exposure is concentrated in Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option's fair value. With respect to the derivative instruments outstanding at September 30, 2001, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $34 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $15 million. Comparatively, considering our derivative instruments outstanding at September 30, 2000, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $46 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $7 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

     Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt portfolio at September 30, 2001, is primarily U.S. dollar-denominated and is not subject to transaction or translation exposure, with less than 3% being foreign denominated. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on market prices, when available, or dealer quotes. A change in interest rates on short-term debt is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest rates are fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2001 and 2000, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt at September 30, 2001 and 2000 by approximately $45 million and $46 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt at September 30, 2001 and 2000 by approximately $50 million and $52 million, respectively.

     See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2001.

-------------------------------------------------------------------------------
Liquidity and Capital Resources

Cash provided by operations continues to be our primary source of funds to finance operating needs and capital expenditures. In 2001, net cash provided by operating activities was $779 million, compared to $615 million in 2000. The major source of funds in 2001 was net income adjusted for non-cash items.

     Capital expenditures were $371 million in 2001, compared to $376 million in the prior year. Medical and Clinical Lab capital spending, which in 2001 totaled $266 million and $62 million, respectively, included continued spending for advanced protection devices as well as various capacity expansions. Biosciences capital spending, which totaled $24 million in 2001, included spending on new manufacturing facilities. Funds expended outside the above segments included amounts related to Genesis.

     Net cash used for financing activities was $201 million in 2001 as compared to $219 million during 2000. During 2001, total debt decreased $180 million, primarily as a result of increased funds from operations which were used to pay down short-term debt. Short-term debt was 37% of total debt at year end, compared to 45% at the end of 2000. Our weighted average cost of total debt at the end of 2001 was 4.8%, down from 7.0% at the end of last year due to the reduction in interest rates of short-term borrowings and the impact of interest rate swaps entered into in 2001. Debt to capitalization at year end improved to 34.1%, from 41.4% last year, reflecting the reduction in total debt discussed above. We anticipate generating excess cash in 2002, which could be available to further repay debt. Under a September 2001 Board of Directors' resolution, we are authorized to repurchase up to 10 million common shares, none of which were repurchased as of September 30, 2001. In November 2001, the Company made a $100 million cash contribution to the U.S. pension plan, which was funded by commercial paper.

     In 2001, we negotiated a new $900 million syndicated line of credit, $450 million of which matures in five years, and $450 million of which matures in 364 days. There were no borrowings outstanding under this facility at September 30, 2001. This facility can be used to support our commercial paper program, under which $416 million was outstanding at September 30, 2001, and for other general corporate purposes. In addition, we have informal lines of credit outside the United States. Our long-term debt rating at September 30, 2001 was "A2" by Moody's and "A+" by Standard & Poor's.

Financial Review                                   Becton, Dickinson and Company

Our commercial paper rating at September 30, 2001 was "P-1" by Moody's and "A-1" by Standard & Poor's. We continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

     Return on equity was 18.7% in 2001 or, 20.3%, excluding the 2001 cumulative effect of change in accounting principle, compared with 21.1% in 2000.

     We are considering the divestiture of some business units with combined revenues of less than $200 million in 2002.

--------------------------------------------------------------------------------
Other Matters

We believe that our core products, our international diversification and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products will continue to cushion the long-term impact on BD of potential economic and political dislocations in the countries in which we do business, including the effects of possible healthcare system reforms. In 2001, inflation did not have a material impact on our overall operations.

--------------------------------------------------------------------------------
Litigation

We, along with a number of other manufacturers, have been named as a defendant in approximately 482 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal Court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, we acquired a business which manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We are vigorously defending these lawsuits.

     We, along with another manufacturer and several medical product distributors, have been named as a defendant in 11 product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease.

o In California, Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998, was dismissed in a judgment filed March 19, 1999. On August 29, 2000, the appellate court affirmed the dismissal of the product liability claims, leaving only a pending statutory claim for which the court has stated the plaintiff cannot recover damages. On September 10, 2001, the parties reached a final settlement of this remaining cause of action.

o In Florida, Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court) filed on July 24, 1998, was voluntarily withdrawn by the plaintiffs on March 8, 1999.

o In Pennsylvania, McGeehan vs. Becton Dickinson (Case No. 3474, Court of Common Pleas, Philadelphia County) filed on November 27, 1998, was dismissed without leave to amend in an order dated December 18, 2000.

     Cases have been filed on behalf of an unspecified number of healthcare workers in eight other states, seeking class action certification under the laws of these states. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions, which are pending in Ohio state court, under the caption Grant vs. Becton Dickinson et al. (Case No. 98 CVB075616, Franklin County Court), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998; in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New York), filed on June 1, 1999, and in Texas state court, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998.

     In Texas state court, in the matter of Usrey vs. Becton Dickinson et al., the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001 reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.

     We continue to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

     BD has insurance policies in place, and believes that a substantial portion of defense costs and potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect our rights to coverage, we have filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have established reserves to cover reasonably-anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

     On January 29, 2001, Retractable Technologies, Inc. ("RTI") filed an action under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Case No. CA510V036, United States District Court, Eastern District of Texas), against BD, another manufacturer and two group purchasing organizations ("GPOs").

Financial Review                                   Becton, Dickinson and Company

RTI (a manufacturer of retractable syringes) alleges that we and other defendants conspired to exclude them from the market and maintain our market share by entering into long-term contracts with GPOs in violation of state and Federal antitrust laws. Plaintiff seeks money damages. This action is in preliminary stages. Discovery commenced in October, 2001, and we are vigorously defending this action.

     On May 11, 2001, CalOSHA issued a Citation and Notification of Penalty to the Kaiser Permanente Sunset facility in Los Angeles, alleging that the BD Eclipse blood collection device used in the laboratory at that facility did not meet the California regulatory standard for a needle with engineered sharp injury protection. The Citation did not state the factual basis of the allegation or the relief sought. Kaiser has appealed this Citation and we have intervened in the proceeding. Subsequent to the Citation, CalOSHA issued a public statement that "We are not making an announcement per se that the Eclipse device is unacceptable, but that the way it was used may be a problem. We are not saying at this time that employers should not be using this device."

     We also are involved both as a plaintiff and a defendant in other legal proceedings and claims which arise in the ordinary course of business, including product liability and environmental matters.

     While it is not possible to predict or determine the outcome of the above or other legal actions brought against the Company, upon resolution of such matters, BD may incur charges in excess of currently established reserves. While such future charges, individually and in the aggregate, could have a material adverse impact on our net income and net cash flows in the period in which they are recorded or paid, in the opinion of management, the results of the above matters, individually and in the aggregate, are not expected to have a material adverse effect on our consolidated financial condition.

-------------------------------------------------------------------------------
Environmental Matters

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. Upon resolution of these proceedings, BD may incur charges in excess of presently established accruals. While such future costs could have a material adverse impact on our net income and net cash flows in the period in which they are recorded or paid, we believe that any reasonably possible losses in excess of accruals would not have a material adverse effect on our consolidated financial position.

-------------------------------------------------------------------------------
Adoption of New Accounting Standards

The Financial Accounting Standards Board issued, in June 2001, SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets" and in August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after July 1, 2001, and clarifies the criteria for recognizing intangible assets apart from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS No. 142 stipulates that goodwill and indefinite-lived intangible assets will no longer be amortized, but instead will be periodically reviewed for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the provisions of SFAS No. 142 are effective upon adoption. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement. We are required to adopt the provisions of these Statements no later than October 1, 2002. We are in the process of evaluating these Statements and have not yet determined the future impact on our consolidated financial statements, although the adoption of SFAS No. 142 is expected to result in additional earnings per share of approximately $.09 relating to the elimination of goodwill amortization.

-------------------------------------------------------------------------------
2000 Compared With 1999

Worldwide revenues in 2000 were $3.6 billion, an increase of 6% over 1999. Unfavorable foreign currency translation impacted revenue growth by 2%. Underlying revenue growth was 5%, excluding the effects of foreign currency translation and acquisitions and resulted primarily from volume increases in all segments.

     Beginning October 1, 2000, we revised our reporting segments. The microbiology product line was moved from Biosciences and combined with the segment formerly known as Preanalytical Solutions to form Clinical Lab.

     Medical revenues in 2000 increased 2% over 1999 to $2.0 billion, with acquisitions contributing 1%. Unfavorable foreign currency translation impacted revenue growth by an estimated 3%. The underlying revenue growth of 4% was primarily due to the conversion of the U.S. market to advanced protection devices. Such growth was unfavorably affected by the impact of the discontinuance of certain distributor incentive programs in 2000 and the effect of product lines exited in 1999.

Financial Review                                   Becton, Dickinson and Company

     Clinical Lab revenues in 2000 rose 4% over 1999 to $1.1 billion. Unfavorable foreign currency translation impacted revenues by an estimated 2%. The underlying revenue growth of 6% was primarily due to the conversion of the U.S. market to advanced protection devices. Such growth was unfavorably affected by the impact of the discontinuance of certain distributor incentive programs and continued cost containment pricing pressures in 2000. Although infectious disease product revenues continued to be adversely affected by cost containment in testing, revenues grew at a faster rate in 2000 than in 1999 due to strong sales of clinical immunology products.

     Biosciences revenues in 2000 increased 27% over 1999 to $550 million, with acquisitions contributing 15%. Unfavorable foreign currency translation impacted revenues by an estimated 2%. The underlying revenue growth of 14% was primarily from strong sales of BD FACS flow cytometry systems and BD Pharmingen reagents.


     During 1999, we recorded special charges of $76 million associated with the exiting of product lines and other activities, primarily in the area of home healthcare, the impairment of assets and an enhanced voluntary retirement incentive program. We also recorded other charges of $27 million in cost of products sold in 1999 to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines. The annual savings of $6 million for the 1999 restructuring plan primarily related to a reduction in salaries and wages expense resulting from the voluntary retirement program. As anticipated, these benefits, beginning in 2000, offset incremental costs relating to Genesis. In 1998, we recorded special charges of $91 million, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. For the 1998 restructuring plan, the estimated annual benefits of $4 million related to reduced manufacturing costs and tax savings associated with the move of a surgical blade plant are expected to be realized following the closure of the facility. Beginning in 1999, we realized a reduction in amortization expense of $5 million, resulting from the write-down of certain assets, which offset incremental costs associated with Genesis. For additional discussion of these charges, see Note 5 of the Notes to Consolidated Financial Statements.

     Gross profit margin was 48.9% in 2000, compared with 49.9% in 1999. Excluding the unfavorable impact of the previously discussed other charges in both years, gross profit margin would have been 49.3% and 50.7% in 2000 and 1999, respectively. Gross profit margin in 2000 was adversely affected by a decline in sales of higher margin products. This decline also reflects pricing pressures in certain markets and higher costs associated with the production scale-up of advanced protection devices.

     Selling and administrative expense of $974 million in 2000 was 26.9% of revenues, compared to the 1999 ratio of 27.3%. Savings achieved through spending controls and productivity improvements more than offset increased investment relating to advanced protection programs, the impact of acquisitions and additional expense relating to Genesis.

     Investment in research and development in 2000 was $224 million, or 6.2% of revenues, including a $5 million charge for purchased in-process research and development in the area of cancer diagnostics. Research and development expense in 1999 also included in-process research and development charges of $49 million in connection with business acquisitions. These charges represented the fair value of certain acquired research and development projects which were determined not to have alternative future uses. Excluding these charges in both years, research and development would have been 6% of revenues in both 2000 and 1999.

     Operating income in 2000 was $515 million, compared to $445 million in 1999. Excluding special and other charges and purchased in-process research and development charges in both years, operating income would have been 16.3% and 17.4% of revenues in 2000 and 1999, respectively. This decline primarily reflects the decrease in gross profit margin, partially offset by selling and administrative expense leverage.

     Net interest expense of $74 million in 2000 was $2 million higher in 1999. The impact in 2000 of additional 1999 borrowings to fund acquisitions was partially offset by interest refunds received in connection with the conclusion of a number of tax examinations.

     Gains on investments included $73 million in 2000 relating to the sale of two equity investments, which are described more fully in Note 8 of the Notes to Consolidated Financial Statements.

     Other income, net in 2000 was $4 million higher compared to 1999. The favorable effect of lower foreign exchange losses, legal settlements and a gain on an investment hedge in 2000 were partially offset by net losses relating to assets held for sale.

     The effective tax rate in 2000 was 24.4%, compared to 26.0% in 1999. The lower tax rate resulted principally from adjustments relating to the conclusion of a number of tax examinations.

     Net income in 2000 was $393 million, compared to $276 million in 1999. Diluted earnings per share were $1.49 in 2000, compared to $1.04 in 1999. Excluding special and other charges and purchased in-process research and development charges in both years, as well as the investment gains and favorable tax effect discussed above, earnings per share would have been unchanged from 1999.

     Capital expenditures were $376 million in 2000, compared to $312 million in 1999, reflecting additional spending for capital expansion for advanced protection devices. Medical, Clinical Lab and Biosciences capital spending totaled $247 million, $66 million and $34 million, respectively, in 2000. Funds expended outside the above segments included amounts related to Genesis.

     Net cash provided by financing activities was $219 million in 2000 as compared to net cash provided of $365 million during 1999. During 2000, total debt decreased $168 million, primarily as a result of increased funds from operations and a decline in accounts receivable. This decline was primarily the result of foreign currency translation and stepped up enforcement of agreed upon terms with customers. Short-term debt was 45% of total debt at year end, compared to 40% at the end of 1999.

     Return on equity increased to 21.1% in 2000, from 16.3% in 1999.

Financial Review                                   Becton, Dickinson and Company
-------------------------------------------------------------------------------
Cautionary Statement Pursuant to Private Securities
Litigation Reform Act of 1995--"Safe Harbor" for
Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly-released materials, both written and oral, including statements contained in this report and filings with the SEC and in our other reports to shareholders. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements which address operating performance or events or developments that we expect or anticipate will occur in the future--including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results--are forward-looking statements within the meaning of the Act.

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

o Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.

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

o Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.

o Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the U.S. Food and Drug Administration (or foreign counterparts) or declining sales.

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


Edward J. Ludwig         John R. Considine              Richard M. Hyne

Edward J. Ludwig         John R. Considine              Richard M. Hyne
President and Chief      Executive Vice President       Vice President and
Executive Officer        and Chief Financial            Controller
                         Officer


Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2001 and 2000, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the financial statements, in fiscal year 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."


                                                               Ernst & Young LLP

New York, New York
November 7, 2001

                                                   Becton, Dickinson and Company


Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

                                                                       2001            2000            1999
--------------------------------------------------------------------------------------------------------------
Operations
Revenues                                                             $3,754,302     $3,618,334     $3,418,412
Cost of products sold                                                 1,913,292      1,848,332      1,711,666
Selling and administrative expense                                      983,296        973,902        931,929
Research and development expense                                        211,834        223,782        254,016
Special charges                                                            --           57,514         75,553
--------------------------------------------------------------------------------------------------------------

Total Operating Costs and Expenses                                    3,108,422      3,103,530      2,973,164
--------------------------------------------------------------------------------------------------------------

Operating Income                                                        645,880        514,804        445,248
Interest expense, net                                                   (55,414)       (74,197)       (72,052)
Gains on investments, net                                                  --           76,213           --
Other (expense) income, net                                             (13,716)         3,114           (541)
--------------------------------------------------------------------------------------------------------------

Income Before Income Taxes and Cumulative
        Effect of Change in Accounting Principle                        576,750        519,934        372,655
Income tax provision                                                    138,348        127,037         96,936
--------------------------------------------------------------------------------------------------------------

Income Before Cumulative Effect of Change in Accounting Principle       438,402        392,897        275,719

Cumulative effect of change in accounting principle, net of tax         (36,750)          --             --
--------------------------------------------------------------------------------------------------------------
Net Income                                                           $  401,652     $  392,897     $  275,719
==============================================================================================================

Basic Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle           $     1.69     $     1.54     $     1.09
Cumulative effect of change in accounting principle, net of tax           (0.14)          --             --
--------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                             $     1.55     $     1.54     $     1.09
==============================================================================================================

Diluted Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle           $     1.63     $     1.49     $     1.04
Cumulative effect of change in accounting principle, net of tax           (0.14)          --             --
--------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                           $     1.49     $     1.49     $     1.04
==============================================================================================================

See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars


                                                                                2001       2000         1999
------------------------------------------------------------------------------------------------------------------
Net Income                                                                   $401,652    $ 392,897     $275,719
------------------------------------------------------------------------------------------------------------------

Other Comprehensive Loss, Net of Tax
        Foreign currency translation adjustments                              (38,704)    (161,304)     (96,548)
        Unrealized (losses) gains on investments, net of amounts realized      (3,616)       2,558       (2,879)
        Unrealized losses on currency options, net of amounts realized         (4,013)        --           --
------------------------------------------------------------------------------------------------------------------

Other Comprehensive Loss                                                      (46,333)    (158,746)     (99,427)
------------------------------------------------------------------------------------------------------------------

Comprehensive Income                                                         $355,319    $ 234,151     $176,292
==================================================================================================================

See notes to consolidated financial statements

Statements                                         Becton, Dickinson and Company


Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts

                                                                                     2001            2000
------------------------------------------------------------------------------------------------------------
Assets
Current Assets
        Cash and equivalents                                                      $   82,129     $   49,196
        Short-term investments                                                         4,571          5,561
        Trade receivables, net                                                       768,047        751,720
        Inventories                                                                  707,744        678,676
        Prepaid expenses, deferred taxes and other                                   200,451        175,524
------------------------------------------------------------------------------------------------------------
                Total Current Assets                                               1,762,942      1,660,677
Property, Plant and Equipment, Net                                                 1,716,023      1,576,058
Goodwill, Net                                                                        431,452        466,343
Core and Developed Technology, Net                                                   304,688        309,061
Other Intangibles, Net                                                               164,643        172,720
Other                                                                                422,539        320,237
------------------------------------------------------------------------------------------------------------
Total Assets                                                                      $4,802,287     $4,505,096
============================================================================================================

Liabilities
Current Liabilities
        Short-term debt                                                           $  454,012     $  637,735
        Accounts payable                                                             205,046        183,967
        Accrued expenses                                                             352,589        282,672
        Salaries, wages and related items                                            202,900        216,884
        Income taxes                                                                  50,129         32,280
------------------------------------------------------------------------------------------------------------
                Total Current Liabilities                                          1,264,676      1,353,538

Long-Term Debt                                                                       782,996        779,569
Long-Term Employee Benefit Obligations                                               335,731        329,497
Deferred Income Taxes and Other                                                       90,117         86,494
Commitments and Contingencies                                                             --             --

Shareholders' Equity
ESOP convertible preferred stock--$1 par value:
        authorized--1,016,949 shares; issued and outstanding--686,922 shares in
        2001 and 738,472 shares in 2000                                               40,528         43,570
Preferred stock, series A--$1 par value: authorized--500,000 shares; none issued          --             --
Common stock--$1 par value: authorized--640,000,000 shares;
        issued--332,662,160 shares in 2001 and 2000                                  332,662        332,662
Capital in excess of par value                                                       148,690         75,075
Retained earnings                                                                  3,137,304      2,835,908
Unearned ESOP compensation                                                           (12,001)       (16,155)
Deferred compensation                                                                  7,096          6,490
Common shares in treasury--at cost--73,425,478 shares in 2001
        and 79,165,708 shares in 2000                                               (937,790)      (980,163)
Accumulated other comprehensive loss                                                (387,722)      (341,389)
------------------------------------------------------------------------------------------------------------
                Total Shareholders' Equity                                         2,328,767      1,955,998
------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                        $4,802,287     $4,505,096
============================================================================================================


See notes to consolidated financial statements

                                                   Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars


                                                                                  2001         2000         1999
----------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                   $ 401,652    $ 392,897    $ 275,719
Adjustments to net income to derive net cash
  provided by operating activities:
    Depreciation and amortization                                              305,700      288,255      258,863
    Cumulative effect of change in accounting principle, net of tax             36,750           --           --
    Non-cash special charges                                                        --        4,543       57,538
    Deferred income taxes                                                       37,400       37,246        4,575
    Gains on investments, net                                                       --      (76,213)          --
    Purchased in-process research and development
      from business combinations                                                    --           --       48,800
    Change in operating assets (excludes impact of acquisitions):
      Trade receivables                                                        (34,063)      11,688      (94,371)
      Inventories                                                              (32,290)     (64,663)    (131,592)
      Prepaid expenses, deferred taxes and other                               (18,652)     (12,106)     (24,520)
      Accounts payable, income taxes and other liabilities                      67,519       44,854       17,009
    Other, net                                                                  14,629      (11,008)      19,771
----------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                      778,645      615,493      431,792
----------------------------------------------------------------------------------------------------------------
Investing Activities
Capital expenditures                                                          (370,754)    (376,372)    (311,547)
Acquisitions of businesses, net of cash acquired                               (30,953)     (21,272)    (374,221)
(Purchases) proceeds of short-term investments, net                               (530)       1,299        3,452
Proceeds from sales of long-term investments                                     7,632      101,751           --
Purchases of long-term investments                                             (24,938)      (9,273)     (25,065)
Capitalized software                                                           (72,231)     (50,397)     (65,036)
Other, net                                                                     (50,155)     (49,135)     (43,431)
----------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                        (541,929)    (403,399)    (815,848)
----------------------------------------------------------------------------------------------------------------
Financing Activities
Change in short-term debt                                                      (82,600)     (98,496)     346,772
Proceeds of long-term debt                                                       2,987          948      197,534
Payment of long-term debt                                                     (103,104)     (60,923)    (118,332)
Issuance of common stock                                                        82,925       34,724       26,803
Dividends paid                                                                (101,329)     (95,749)     (88,050)
----------------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                          (201,121)    (219,496)     364,727
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                         (2,662)      (3,334)      (3,990)
----------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                                 32,933      (10,736)     (23,319)
Opening Cash and Equivalents                                                    49,196       59,932       83,251
----------------------------------------------------------------------------------------------------------------
Closing Cash and Equivalents                                                 $  82,129    $  49,196    $  59,932
================================================================================================================

See notes to consolidated financial statements

Notes                                              Becton, Dickinson and Company


Notes to Consolidated
Financial Statements
Thousands of dollars, except per-share amounts

Index

Note    Subject                                                Page
1       Summary of Significant Accounting Policies               32
2       Accounting Changes                                       33
3       Employee Stock Ownership Plan/Savings
        Incentive Plan                                           34
4       Benefit Plans                                            34
5       Special and Other Charges                                36
6       Acquisitions                                             38
7       Income Taxes                                             39
8       Supplemental Financial Information                       39
9       Debt                                                     40
10      Financial Instruments                                    41
11      Shareholders' Equity                                     42
12      Comprehensive Income                                     43
13      Commitments and Contingencies                            43
14      Stock Plans                                              45
15      Earnings Per Share                                       46
16      Segment Data                                             46

1
--------------------------------------------------------------------------------
Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries after the elimination of intercompany transactions.

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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and three to 20 years for leasehold improvements. Depreciation expense was $179,411, $168,846 and $158,202 in fiscal 2001, 2000 and 1999, respectively.

Intangibles
Goodwill and core and developed technology arise from acquisitions. Goodwill is amortized over periods principally ranging from 10 to 40 years, using the straight-line method. Core and developed technology is amortized over periods ranging from 15 to 20 years, using the straight-line method. Other intangibles, which include patents, are amortized over periods principally ranging from three to 40 years, using the straight-line method. Intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. See Note 2 for discussion of the pending adoption of new accounting standards.

Revenue Recognition
In the fourth quarter of 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") retroactive to October 1, 2000. Upon adoption of this SAB, the Company changed its accounting method for recognizing revenue on the sale of instruments in the Biosciences segment. Revenue will now be recognized for these instruments upon completion of installation at the customer's site. The Company also changed its accounting method for revenue recognition related to branded insulin syringe products sold under incentive programs to distributors in the U.S. consumer trade channel. Revenue will now be recognized for these sales upon the sell-through of such product from the distribution channel partner to the end customer. See Note 2 for additional discussion of the accounting change. Substantially all other revenue is recognized when products are shipped to customers.

Shipping and Handling Costs
Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $164,401, $148,571 and $135,209 in fiscal 2001, 2000 and
1999, respectively.

Warranty
Estimated future warranty obligations related to applicable products are provided by charges to operations in the period in which the related revenue is recognized.

Income Taxes
United States income taxes are not provided on substantially all undistributed earnings of foreign subsidiaries since the subsidiaries reinvest such earnings or remit them to the Company without tax consequence. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

Earnings Per Share
Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                                                   Becton, Dickinson and Company

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the financial statements. Actual results could differ from these estimates.

Derivative Financial Instruments
The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective October 1, 2000, as discussed in Note 10. This Statement requires that all derivatives be recorded in the balance sheet at fair value and that changes in fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The cumulative effect of adoption was not material to the Company's results of operations or financial condition.

         Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company also occasionally enters into interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements in order to reduce the impact of fluctuating interest rates on its short-term debt and investments. In connection with issuances of long-term debt, the Company may also enter into forward rate agreements in order to protect itself from fluctuating interest rates during the period in which the sale of the debt is being arranged. The Company also occasionally enters into forward contracts in order to reduce the impact of fluctuating market values on its available-for-sale securities as defined by SFAS No. 115. The Company does not use derivative financial instruments for trading or speculative purposes.

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

2
--------------------------------------------------------------------------------
Accounting Changes

In December 1999, the Securities and Exchange Commission ("SEC") issued SAB 101, "Revenue Recognition in Financial Statements." SAB 101 provided the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues for which explicit guidance had not previously been available. The Company adopted the provisions of this SAB in the fourth quarter of 2001, retroactive to October 1, 2000, and as a result, recorded the following accounting changes.

         The Company changed its accounting method for revenue recognition related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. These partners have implied rights of return on unsold merchandise held by them. The Company previously recognized all incentive program revenue upon shipment to these customers, net of appropriate allowances for sales returns. Effective October 1, 2000, the Company changed its method of accounting for revenue related to these product sales to recognize such revenues upon the sell-through of the respective product from the distribution channel partner to the end customer. The Company believes this change in accounting principle is the preferable method. The cumulative effect of this change in accounting method was a charge of $52,184 or $30,789, net of taxes.

         The Company also changed its accounting method for recognizing revenue on instruments in the Biosciences segment. Prior to the adoption of SAB 101, the Company's accounting policy was to recognize revenue upon delivery of instruments to customers but prior to installation at the customer's site. The Company had routinely completed such installation services successfully in the past, but a substantive effort is required for the installation of these instruments and only the Company can perform the service. Therefore, effective October 1, 2000, the Company recognizes revenues for these instruments upon completion of installation at the customer's site. The cumulative effect of this change in accounting method was a charge of $9,772, or $5,961, net of taxes.

         The total cumulative effect of these accounting changes on prior years resulted in a charge to income of $36,750 for the year ended September 30, 2001. Of the $80,700 of revenues included in the cumulative effect adjustment, $44,300 and $28,500 were included in the restated revenues for the first and second quarters of fiscal 2001, respectively, with the remainder substantially recognized by the end of the third quarter. The adoption of SAB 101 increased Biosciences revenues for the year by approximately $3,400 and decreased Medical Systems revenues for the year by about $3,100. Consequently, the adoption of SAB 101 had an immaterial effect on revenues for the year ended September 30, 2001.


         As of September 30, 2001, the deferred profit balance recorded as Accrued Expenses was $62,100.

Notes                                              Becton, Dickinson and Company

         The following pro forma data summarize the results of operations for the years ended September 30, 2000 and 1999 as if the accounting change was made retroactively.


                                           2000                       1999
--------------------------------------------------------------------------------
                                       As         Pro            As          Pro
                                 Reported       Forma      Reported        Forma
--------------------------------------------------------------------------------
Net Income                       $392,897     $385,721     $275,719     $269,906
Earnings Per Share
        Basic                        1.54         1.52         1.09         1.07
        Diluted                      1.49         1.46         1.04         1.02
                                 -----------------------------------------------

         The Company restated its results for the first three quarters of the year ended September 30, 2001, as reflected in the Quarterly Data on page 48.

Adoption of New Accounting Standards
In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after July 1, 2001, and clarifies the criteria for recognizing intangible assets apart from goodwill. The requirements of SFAS No. 141 are effective for any business combination accounted for by the purchase method that is completed after June 30, 2001. SFAS No. 142 stipulates that goodwill and indefinite-lived intangible assets will no longer be amortized, but instead will be periodically reviewed for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the provisions of Statement 142 are effective upon adoption. The Company recorded goodwill amortization of $32,000 in 2001.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement.

         The Company is required to adopt the provisions of these statements no later than October 1, 2002. The Company is in the process of evaluating these Statements and has not yet determined the future impact on its consolidated financial statements.

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

         Selected financial data pertaining to the ESOP/Savings Incentive Plan follow:


                                                  2001         2000         1999
--------------------------------------------------------------------------------
Total expense of the
  Savings Incentive Plan                        $2,989       $3,442       $3,851
Compensation expense
  (included in total expense above)             $1,855       $2,017       $1,845
Dividends on ESOP shares used
  for debt service                              $2,721       $2,916       $3,114
Number of preferred shares allocated
  at September 30                              457,921      441,530      411,727
                                              ----------------------------------


         The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $96,454 at September 30, 2001.

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

         In September 2000, the Compensation and Benefits Committee of the Company's Board of Directors rescinded its January 1999 approval for design changes to the U.S. pension plan to reflect a pension equity formula. The U.S. pension plan had been remeasured as of January 31, 1999 and the net periodic pension cost in 1999 and the benefit obligations at September 30, 1999 reflected the approval of this change. As a result of the September 2000 rescission, the U.S. pension plan benefit obligations at September 30, 2000 reflect the previous "final average pay" plan.

                                                   Becton, Dickinson and Company


         The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2001 and 2000 for these plans were as follows:



                                                                                                       Other Postretirement
                                                                        Pension Plans                         Benefits
----------------------------------------------------------------------------------------------------------------------------
                                                                   2001               2000              2001            2000
----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year                     $ 654,588          $ 614,591         $ 185,425       $ 181,830
  Service cost                                                   33,121             32,743             2,418           2,236
  Interest cost                                                  46,344             43,213            13,841          13,505
  Plan amendments                                                 2,503             17,351            (2,500)             45
  Benefits paid                                                 (51,660)           (55,196)          (16,031)        (15,967)
  Actuarial loss                                                 25,914             20,465            16,858           3,776
  Curtailment gain                                                   --             (1,887)               --              --
  Settlement                                                     (4,335)                --                --              --
  Other, primarily translation                                      917            (16,692)               --              --
                                                              --------------------------------------------------------------
  Benefit obligation at end of year                           $ 707,392          $ 654,588         $ 200,011       $ 185,425
                                                              ==============================================================
Change in plan assets:
  Fair value of plan assets at beginning of year              $ 592,835          $ 598,509         $      --       $      --
  Actual return on plan assets                                  (62,126)            48,454                --              --
  Employer contribution                                          14,697             16,787                --              --
  Benefits paid                                                 (51,660)           (55,196)               --              --
  Settlement                                                     (4,335)                --                --              --
  Other, primarily translation                                    1,502            (15,719)               --              --
                                                              --------------------------------------------------------------
  Fair value of plan assets at end of year                    $ 490,913          $ 592,835         $      --       $      --
                                                              ==============================================================
Funded status:
  Unfunded benefit obligation                                 $(216,479)         $ (61,753)        $(200,011)      $(185,425)
  Unrecognized net transition obligation                          1,325              1,601                --              --
  Unrecognized prior service cost                                (1,646)            (4,536)          (44,084)        (47,602)
  Unrecognized net actuarial loss (gain)                        119,662            (27,003)           39,495          22,893
                                                              --------------------------------------------------------------
  Accrued benefit cost                                        $ (97,138)         $ (91,691)        $(204,600)      $(210,134)
                                                              ==============================================================
Amounts recognized in the consolidated balance
sheets consisted of:
  Prepaid benefit cost                                        $  17,410          $  13,519         $      --       $      --
  Accrued benefit liability                                    (114,548)          (105,210)         (204,600)       (210,134)
                                                              --------------------------------------------------------------
  Net amount recognized                                       $ (97,138)         $ (91,691)        $(204,600)      $(210,134)
                                                              ==============================================================

         Foreign pension plan assets at fair value included in the preceding table were $125,568 and $131,938 at September 30, 2001 and 2000, respectively. The foreign pension plan projected benefit obligations were $147,283 and $137,360 at September 30, 2001 and 2000, respectively.

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $35,257, $29,653 and $18,349, respectively as of September 30, 2001 and $38,960, $33,169 and $18,539, respectively as of September 30, 2000.

         Net pension and postretirement expense included the following components:

                                                                   Pension Plans                Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------------------
                                                          2001        2000        1999          2001         2000        1999
-----------------------------------------------------------------------------------------------------------------------------
Components of net pension and postretirement costs:
  Service cost                                        $ 33,121    $ 32,743    $ 33,204       $ 2,418      $ 2,237     $ 3,147
  Interest cost                                         46,344      43,213      41,007        13,841       13,505      11,935
  Expected return on plan assets                       (58,203)    (58,880)    (60,837)           --           --          --
  Amortization of prior service cost                      (282)     (1,212)       (687)       (6,017)      (6,017)     (6,021)
  Amortization of (gain) loss                             (268)       (659)       (306)          363          694       1,460
  Amortization of net obligation                            22        (575)       (598)           --           --          --
  Curtailment gain                                          --      (1,528)     (1,917)           --           --          --
  Special termination benefits                              --         143          --            --           --          --
                                                      -----------------------------------------------------------------------
  Net pension and postretirement costs                $ 20,734    $ 13,245    $  9,866       $10,605      $10,419     $10,521
                                                      =======================================================================

Notes                                              Becton, Dickinson and Company

         Net pension expense attributable to foreign plans included in the preceding table was $7,189, $8,580 and $8,721 in 2001, 2000 and 1999, respectively.

         As discussed in Note 5, the Company recorded special charges in 1999 relating to an enhanced voluntary retirement incentive program. These charges included $7,828 and $5,412 of special termination benefits relating to pension benefits and postretirement benefits, respectively.

         The assumptions used in determining benefit obligations were as follows:


--------------------------------------------------------------------------------------
                                          Pension Plans        Postretirement Benefits
                                           2001    2000            2001     2000
--------------------------------------------------------------------------------------
Discount rate:
  U.S. plans                               7.50%   7.75%           7.50%     7.75%
  Foreign plans (average)                  5.74%   6.07%             --        --
Expected return on plan assets:
  U.S. plans                              10.75%  11.00%             --        --
  Foreign plans (average)                  7.37%   7.14%             --        --
Rate of compensation increase:
  U.S. plans                               4.25%   4.25%           4.25%     4.25%
  Foreign plans (average)                  3.51%   3.56%             --        --


         Health care cost trends of 7% and 9%, respectively, pre-age 65 and 6% post-age 65 were assumed in the valuation of postretirement healthcare benefits at September 30, 2001 and 2000. The pre-age 65 rates were assumed to decrease to an ultimate rate of 6% beginning in 2003. A one percentage point increase in health-care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2001 by $10,545 and the aggregate of the service cost and interest cost components of 2001 annual expense by $791. A one percentage point decrease in the healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2001 by $9,686 and the aggregate of the 2001 service cost and interest cost by $727.

         The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $15,107, $22,364 and $22,842, in 2001, 2000 and 1999, respectively.


5
-------------------------------------------------------------------------------
Special and Other Charges

The Company recorded special charges of $57,514, $75,553 and $90,945 in fiscal years 2000, 1999 and 1998, respectively.

Fiscal Year 2000
The Company developed a worldwide organizational restructuring plan to align its existing infrastructure with its projected growth programs. This plan included the elimination of open positions and employee terminations from all businesses, functional areas and regions for the sole purpose of cost reduction. As a result of the approval of this plan in September 2000, the Company recorded $33,000 of exit costs, of which $31,700 related to severance costs. This plan provides for the termination of approximately 600 employees. As of September 30, 2001, approximately 540 of the targeted 600 had been severed. The remaining terminations and related accrued severance are expected to be substantially completed and paid no later than the second quarter of 2002.

         Asset impairments relating to this restructuring plan totaled $4,514 and represented the write-down to fair value less cost to sell of assets held for sale or disposal in the Medical Systems segment. Also included in special charges in 2000 was $20,000 for estimated litigation defense costs associated with the Company's latex glove business, which was divested in 1995. Further discussion of legal proceedings is included in Note 13.

         A summary of the 2000 special charge accrual activity follows:

                                             Severance  Restructuring   Other
-----------------------------------------------------------------------------
Accrual Balance at
  September 30, 2000                          $ 31,700     $1,300    $20,000
Payments                                       (25,400)      (100)    (8,300)
                                              ------------------------------
Accrual Balance at
  September 30, 2001                          $  6,300     $1,200    $11,700
                                              ==============================

         The Company also recorded $13,100 of charges in Cost of products sold in the second quarter of fiscal 2000, associated with a product recall. These charges consisted primarily of costs associated with product returns, disposal of affected product, and other direct recall costs.

Fiscal Year 1999
In an effort to better focus its business and improve its future financial performance, the Company decided in the third quarter of fiscal 1999 to exit certain product lines and other activities, primarily in the Medical Systems segment. The product lines were in the area of home healthcare and represented new products that included self-monitoring devices for blood pressure, ear and heart. These products did not gain the expected market acceptance and the Company decided to discontinue these products due to poor performance.

                                                   Becton, Dickinson and Company


Included in 1999 special charges were exit costs relating to this plan of $21,000. Such costs included approximately $11,500 for the settlement of contractual obligations with suppliers, $6,800 for the write-off of prepaid expenses associated with contractual obligations to purchase laboratory services and inventory to be manufactured by third parties in the future, and $2,700 of severance costs. This exit plan, which involved the termination of 61 employees, was completed and substantially all accrued liabilities were paid within one year, as anticipated. Also included in 1999 special charges were the write-off of impaired assets relating to the plan of $25,100. Such write-offs included $14,800 related to goodwill, $9,000 to licenses and $1,300 to molds, all of which were written down to zero. Assets were taken out of service immediately after the write-down occurred and were subsequently scrapped.

         The Company also reversed $6,300 of 1998 special charges in 1999 as a result of the decision not to exit certain activities as had originally been planned.

         Also included in special charges in 1999 were costs associated with a voluntary retirement program offered to 176 employees meeting certain age and service requirements at selected locations. A total of 133 participants accepted the program, resulting in a $17,900 charge for special termination benefits, of which $4,400 related to severance. This program was completed within one year, as anticipated.


         Special charges for 1999 also included $17,853 of other charges. Of this amount, $8,153 related to the write-down of three equity investments whose decline in fair value was deemed other than temporary. Also included was $7,200 relating to three intangible assets that were deemed impaired. The decision to exit certain product development ventures and realign the Company's direction in other areas in the third quarter of fiscal 1999 resulted in the need to review for impairments. At that time, it was determined that an impairment loss existed for these assets. The impairment loss, which related primarily to the Medical Systems segment, represented the excess carrying values over the fair values for these assets, based on discounted cash flow estimates. This charge also included a $2,500 settlement payment relating to the exiting of a joint venture agreement with a pump manufacturer.

         A summary of the 1999 special charge accrual activity follows:

                                   Severance       Restructuring         Other
------------------------------------------------------------------------------
1999 Special Charges                 $ 7,100             $11,700       $ 2,500
Payments                              (3,300)             (6,600)       (2,500)
                                     -----------------------------------------
Accrual Balance at
  September 30, 1999                   3,800               5,100            --
Payments                              (2,900)             (5,100)           --
                                     -----------------------------------------
Accrual Balance at
  September 30, 2000                     900                  --            --
Payments                                (900)                 --            --
                                     -----------------------------------------
Accrual Balance at
   September 30, 2001                $    --             $    --       $    --
                                     =========================================

         The Company also recorded $26,868 of charges in Cost of products sold in 1999, to reflect the write-off of inventories and to provide appropriate reserves for expected future returns relating to the exited product lines.

Fiscal Year 1998
In an effort to improve manufacturing efficiencies at certain locations, the Company initiated in 1998 two restructuring plans: the closing of a surgical blade plant in Hancock, New York and the consolidation of other production functions in Brazil, Spain, Australia and France. Total charges of $35,300 were recorded in 1998 relating to these restructuring plans, primarily in the Medical Systems segment, and consisted of $15,400 relating to severance and other employee termination costs, $15,400 relating to manufacturing equipment write-offs and $4,500 relating to remaining lease obligations.

         The original anticipated completion date for the Hancock facility closing was May 2000. The Company had estimated that approximately 200 employees would be terminated and recorded a $9,900 charge relating to severance and a $2,400 charge relating to other employee termination costs. Severance was originally estimated based on the severance arrangement communicated to employees in June 1998. The shutdown of the Hancock facility involved the transfer of three major production lines to new locations. Two of these production moves occurred in September 1999, as planned. At that time, a total of 50 employees were terminated and severance was paid and charged against the reserve. The move of the remaining production line for surgical blades has been delayed due to the following events:

         1. The original plan did not anticipate the need for safety stock to serve the blade market during the move since the Company planned to use a new blade grinding technology that would allow for parallel production of blades during the eventual wind down and phase out of the old technology in Hancock. Problems arose with this new technology during fiscal 1999, which resulted in the Company's decision to maintain the existing technology. In addition, the blade business experienced a surge in demand for surgical blades around the world, particularly in Europe, between October 1998 and June 1999. This increased demand seriously hampered the Company's ability to build the required inventory levels to enable a move by May 2000. As a result, the Hancock closure date was revised to the latter part of fiscal 2001.

         2. During the latter part of fiscal 1999 and early fiscal 2000, the U.S. healthcare marketplace experienced increased activity in the area of healthcare worker safety and sharp device injuries. In response to this significant shift in the marketplace and the enactment of state laws and the expected enactment of federal law requiring the use of safety-engineered products, the Company re-prioritized its efforts to deliver safety surgical blades to the marketplace. This decision resulted in an extension of the timeline necessary to enable the blade production move and the closure of the Hancock facility.

         The Company now expects the Hancock restructuring plan to be completed and the related accruals to be substantially paid by December 2002. The severance estimates have increased as a result of the extension of the Hancock final closing date. The impact of the estimated increase in severance costs was offset by savings from certain other factors, including lower actual salary increases, and lower outplacement fees than were originally anticipated. The remaining 150 employees will be terminated upon closure of the plant.

Notes                                              Becton, Dickinson and Company

         The Company originally scheduled to complete the consolidation of the other production facilities within twelve to eighteen months from the date the plans were finalized. Approximately 150 employees were estimated to be affected by these consolidations. Exit costs of approximately $23,000 associated with these activities included $3,100 of severance costs, with the remainder primarily related to write-offs of manufacturing equipment with a fair value of zero. At the time, the Company expected to remove all such assets, with the exception of Brazil and Spain manufacturing assets, from operations by September 1998. The Company reversed $6,300 of the charges relating to the Brazil and Spain restructuring plans in fiscal 1999 as a result of the decision not to exit certain production activities as had originally been planned. The Company also recorded a catch-up adjustment to cost of sales for depreciation not taken since the initial write-off of assets relating to these locations. The remaining consolidation activities in Australia and France were completed as planned, with a total of approximately 30 employees terminated.

         The Company also recorded $37,800 of special charges to recognize impairment losses on other non-manufacturing assets. Approximately $25,600 of this charge related to the write-down of goodwill and other assets associated with prior acquisitions in the area of manual microbiology. The impairment loss was recorded as a result of the carrying value of these assets exceeding their fair value, calculated on the basis of discounted estimated future cash flows. The carrying amount of such goodwill and other intangibles was $24,000. The balance of the impairment loss of $1,600 was recognized as a write-down of related fixed assets. Also included in the $37,800 charge was a $4,700 write-down of a facility held for sale, which was subsequently sold in fiscal 2000 at its adjusted book value.

         The remaining special charges of $17,845 primarily consisted of $12,300 of estimated litigation defense costs associated with the Company's latex glove business, which was divested in 1995, as well as a number of miscellaneous asset write-downs.

         A summary of the 1998 special charge accrual activity follows:


                                    Severance     Restructuring           Other
--------------------------------------------------------------------------------
1998 Special Charges                  $13,000          $ 4,500          $15,100
Payments                                 (500)             (50)          (2,400)
                                     -------------------------------------------
Accrual Balance at
  September 30, 1998                   12,500            4,450           12,700
Reversals                              (1,500)              --               --
Payments                               (1,700)            (300)          (6,600)
                                     -------------------------------------------
Accrual Balance at
  September 30, 1999                    9,300            4,150            6,100
Payments                               (1,900)          (2,400)          (4,500)
                                     -------------------------------------------
Accrual Balance at
September 30, 2000                      7,400            1,750            1,600
Payments                                 (500)            (250)            (300)
                                     -------------------------------------------
Accrual Balance at
September 30, 2001                    $ 6,900          $ 1,500          $ 1,300
                                     ===========================================

     Other accruals of $15,100 primarily represented the estimated litigation defense costs, as discussed above.

6
--------------------------------------------------------------------------------
Acquisitions

In January 2001, the Company completed its acquisition of Gentest Corporation, a privately-held company serving the life sciences market in the areas of drug metabolism and toxicology testing of pharmaceutical candidates. The purchase price was approximately $29,000 in cash, subject to certain post-closing adjustments. Unaudited pro forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for either 2001 or 2000.

         During fiscal year 1999, the Company acquired 10 businesses for an aggregate of $381,530 and 357,522 shares of the Company's stock. The Company also granted options to purchase 73,074 shares of the Company's common stock to eligible employees of one of the acquired companies. Included in 1999 acquisitions is the purchase of Clontech Laboratories, Inc. ("Clontech") for approximately $201,000 in cash. Intangibles related to Clontech are being amortized on a straight-line basis over their useful lives, which range from 10 to 15 years. Unaudited pro forma consolidated results, after giving effect to the businesses acquired during fiscal 1999, would not have been materially different from the reported amounts for 1999.

         The 1999 results of operations included charges of $48,800 for purchased in-process research and development in connection with three of these acquisitions, including a $32,000 charge related to the Clontech acquisition. These charges represent the fair value of certain acquired research and development projects that were determined to have not reached technological feasibility and did not have alternative future uses. For the acquisition of Clontech, the charge for purchased in-process research and development represented the value of several projects relating to gene chip technology, gene expression and gene cloning and reporter tools. These charges represented the fair value for all such projects based on discounted net cash flows. These cash flows were based on management's estimates of future revenues and expected profitability of each product/technology. The rate used to discount these projected cash flows accounts for both the time value of money, as well as the risks of realization of the cash flows.

         The aggregate fair value of assets acquired and liabilities assumed for 1999 acquisitions is summarized below, after giving effect to the write-off of purchased in-process research and development:


Working capital                                                       $  31,669
Property, plant and equipment                                            10,044
Goodwill                                                                195,938
Core and developed technology                                           130,406
Other intangibles                                                        51,643
Other assets                                                              2,308
Deferred income taxes and other                                         (75,937)

         All acquisitions were recorded under the purchase method of accounting and, therefore, the purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates.

                                                   Becton, Dickinson and Company


7
--------------------------------------------------------------------------------
Income Taxes

The provision for income taxes is composed of the following charges (benefits):

                                           2001           2000             1999
--------------------------------------------------------------------------------
Current:
 Domestic:
   Federal                             $ 49,053        $ 20,201        $ 27,303
   State and local,
   including Puerto Rico                  7,728          13,843          12,127
 Foreign                                 44,167          55,747          52,931
                                      ------------------------------------------
                                        100,948          89,791          92,361
                                      ------------------------------------------
Deferred:
 Domestic                                29,342          35,029          15,138
 Foreign                                  8,058           2,217         (10,563)
                                      ------------------------------------------
                                         37,400          37,246           4,575
                                      ------------------------------------------
                                       $138,348        $127,037        $ 96,936
                                      ==========================================


         In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2001 and 2000, net current deferred tax assets of $64,121 and $65,731, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2001. Net non-current deferred tax assets of $917 in 2000 were included in Other non-current assets. Net current deferred tax liabilities of $744 and $991, respectively, were included in Current Liabilities- Income taxes. Net non-current deferred tax liabilities of $57,318 and $51,117, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2001, the cumulative amount of such undistributed earnings approximated $1,428,000 against which substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

         Deferred income taxes at September 30 consisted of:


                                               2001                         2000                         1999
------------------------------------------------------------------------------------------------------------------------
                                        Assets    Liabilities        Assets    Liabilities        Assets     Liabilities
------------------------------------------------------------------------------------------------------------------------
Compensation and benefits             $155,889       $     --      $158,167       $     --      $150,214       $     --
Property and equipment                      --        118,223            --        109,419            --         92,608
Purchase acquisition adjustments            --         87,603            --         98,472            --        104,269
Other                                  172,981        110,338       199,726        118,186       187,626         70,867
                                      ---------------------------------------------------------------------------------
                                       328,870        316,164       357,893        326,077       337,840        267,744
Valuation allowance                     (6,647)            --       (17,276)            --       (11,157)            --
                                      ---------------------------------------------------------------------------------
                                      $322,223       $316,164      $340,617       $326,077      $326,683       $267,744
                                      =================================================================================

         A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:


                                                  2001         2000         1999
--------------------------------------------------------------------------------
Federal statutory tax rate                        35.0%        35.0%        35.0%
State and local income taxes,
  net of federal tax benefit                        .6           .9           .4
Effect of foreign and Puerto Rican
  income and foreign tax credits                  (8.2)        (8.7)       (10.8)
Research tax credit                               (2.0)        (1.6)        (2.5)
Purchased in-process research
and development                                     --           .3          4.6
Adjustments to estimated liability
  for prior years' taxes                            --         (2.0)          --
Other, net                                        (1.4)          .5          (.7)
                                                  -------------------------------
                                                  24.0%        24.4%        26.0%
                                                  ===============================

         The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2001-$43,275 and $.16; 2000-$40,500 and $.15; and 1999-$30,400 and $.11.
The tax holidays expire at various dates through 2018.

         The Company made income tax payments, net of refunds, of $53,498 in 2001, $51,010 in 2000, and $80,334 in 1999.

         The components of Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle follow:


                                                2001          2000          1999
--------------------------------------------------------------------------------
Domestic, including Puerto Rico             $340,073      $285,228      $177,520
Foreign                                      236,677       234,706       195,135
                                            ------------------------------------
                                            $576,750      $519,934      $372,655
                                            ====================================


8
--------------------------------------------------------------------------------
Supplemental Financial Information

Gains on Investments, Net
Gains on investments, net in 2000 related primarily to transactions involving two equity investments. In fiscal 2000, the Company sold portions of an investment for net gains of $44,508 before taxes and proceeds of $52,506. The cost of this investment was determined based upon the specific identification method. The Company had entered into a forward sale contract to hedge a portion of the proceeds.

         Also during fiscal 2000, the Company received 480,000 shares of common stock in a publicly traded company (parent) in exchange for its shares in a majority-owned subsidiary of the parent company. The total value of the stock received by the Company was $50,820. Based upon the fair value of the parent common stock at the date of the exchange and the cost basis of subsidiary stock, the Company recorded a gain upon the exchange of the shares. The Company also entered into forward sale contracts to hedge the proceeds from the anticipated sale of the parent common stock.

Notes                                              Becton, Dickinson and Company


The Company subsequently sold the parent common stock and settled the forward sale contracts. As a result of these transactions, the Company recorded a net gain of $28,810 before taxes.

Other (Expense) Income, Net
Other expense, net in 2001 included foreign exchange losses of $8,762, including net hedging costs, and write-downs of investments to market value of $6,401.

         Other income, net in 2000 included a $2,517 gain on an investment hedge, along with $7,089 of gains relating to settlements of legal claims brought against third parties for patent infringement. Also included in Other income, net were foreign exchange losses of $5,849, including net hedging costs and a net loss of $2,735 relating to assets held for sale.

         Other expense, net in 1999 included foreign exchange losses of $9,154, including hedging costs. Other expense, net also included $2,654 of gains on the sale of assets and income of $2,610 associated with settlements.

Trade Receivables
Allowances for doubtful accounts and cash discounts netted against trade receivables were $42,292 and $43,642 at September 30, 2001 and 2000, respectively.


Inventories                                                  2001           2000
--------------------------------------------------------------------------------
Materials                                              $  160,208     $  156,918
Work in process                                           115,257        110,843
Finished products                                         432,279        410,915
                                                       -------------------------
                                                       $  707,744     $  678,676
                                                       =========================


         Inventories valued under the LIFO method were $422,805 in 2001 and $437,254 in 2000. Inventories valued under the LIFO method would have been higher by approximately $9,500 in 2000, if valued on a current cost basis. At September 30, 2001, inventories valued under the LIFO method approximated current cost.

Property, Plant and Equipment                                2001           2000
--------------------------------------------------------------------------------
Land                                                   $   60,752     $   61,550
Buildings                                               1,022,908        960,889
Machinery, equipment and fixtures                       2,278,919      2,094,178
Leasehold improvements                                     57,715         46,483
                                                       -------------------------
                                                        3,420,294      3,163,100
Less allowances for depreciation and amortization       1,704,271      1,587,042
                                                       -------------------------
                                                       $1,716,023     $1,576,058
                                                       =========================

Goodwill                                                     2001           2000
--------------------------------------------------------------------------------
Goodwill                                               $  594,695     $  599,850
Less accumulated amortization                             163,243        133,507
                                                       -------------------------
                                                       $  431,452     $  466,343
                                                       =========================

Core and Developed Technology                                2001           2000
--------------------------------------------------------------------------------
Core and developed technology                          $  370,044     $  353,207
Less accumulated amortization                              65,356         44,146
                                                       -------------------------
                                                       $  304,688     $  309,061
                                                       ==========================

Other Intangibles                                            2001           2000
--------------------------------------------------------------------------------
Patents and other                                      $  358,604     $  351,250
Less accumulated amortization                             193,961        178,530
                                                       -------------------------
                                                       $  164,643     $  172,720
                                                       =========================

Supplemental Cash Flow Information
Noncash investing activities for the years ended September 30:


                                                    2001        2000        1999
--------------------------------------------------------------------------------
Exchange of an investment
  in common stock                                  $  --     $35,800     $    --
Stock issued for business acquisitions               243         212      13,341


9
--------------------------------------------------------------------------------
Debt

The components of Short-Term Debt follow:

                                                          2001              2000
--------------------------------------------------------------------------------
Loans payable:
  Domestic                                             $416,395         $478,236
  Foreign                                                25,836           50,662
Current portion of long-term debt                        11,781          108,837
                                                       -------------------------
                                                       $454,012         $637,735
                                                       =========================

         Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 3.8% and 6.5% at September 30, 2001 and 2000, respectively. During the year, the Company replaced three credit facilities totaling $900,000 with two new syndicated credit facilities, consisting of a $450,000 line of credit expiring in August 2002 and a $450,000 line of credit expiring in August 2006. These facilities are available to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under either of these facilities at September 30, 2001. In addition, the Company had unused short-term foreign lines of credit pursuant to informal arrangements of approximately $299,000 at September 30, 2001.

         The components of Long-Term Debt follow:


                                                            2001            2000
--------------------------------------------------------------------------------
Domestic notes due through 2015
  (average year-end interest rate:
  5.6%-2001; 5.7%-2000)                                 $ 15,126        $ 16,674
Foreign notes due through 2011
  (average year-end interest rate:
  4.6%-2001; 4.7%-2000)                                    9,897          10,580
9.45% Guaranteed ESOP Notes
  due through July 1, 2004                                10,810          17,265
6.90% Notes due October 1, 2006                           98,977         100,000
7.15% Notes due October 1, 2009                          211,075         200,000
8.70% Debentures due January 15, 2025                    102,061         100,000
7.00% Debentures due August 1, 2027                      168,000         168,000
6.70% Debentures due August 1, 2028                      167,050         167,050
                                                        ------------------------
                                                        $782,996        $779,569
                                                        ========================


         Long-term debt balances as of September 30, 2001 have been impacted by interest rate swaps entered into during fiscal 2001, as discussed in Note 10.

                                                   Becton, Dickinson and Company


         The Company has available $100,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.

         The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2003 to 2006 are as follows: 2003-$8,355; 2004-$5,602; 2005-$5,780; 2006-$871.

         The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                                     2001              2000              1999
-----------------------------------------------------------------------------
Charged to operations             $61,585          $ 86,511           $76,738
Capitalized                        28,625            24,946            14,655
                                  -------------------------------------------
                                  $90,210          $111,457           $91,393
                                  ===========================================

         Interest paid, net of amounts capitalized, was $63,760 in 2001, $78,272 in 2000, and $77,681 in 1999.


10
-------------------------------------------------------------------------------
Financial Instruments

Foreign Exchange Contracts and Currency Options
The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan and Latin America.

         The Company hedges a significant portion of its transactional foreign exchange exposures, primarily intercompany payables and receivables, through the use of forward contracts and currency options with maturities of less than 12 months. Gains or losses on these contracts are largely offset by gains and losses of the underlying hedged items. These foreign exchange contracts do not qualify for hedge accounting under SFAS No. 133.

         In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company's cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is reclassified from accumulated other comprehensive income to revenues. The Company recorded net hedge gains of $10,628 to revenues in fiscal 2001. In April 2001, the Company re-designated its cash flow hedges pursuant to Statement 133 implementation guidance released by the Derivatives Implementation Group of the FASB. This interpretation allows changes in time value of options to be included in effectiveness testing. Prior to the release of this guidance and the re-designation of these hedges, the Company recorded the change in the time value of options in other expense. The Company recorded other expense of $7,127 in fiscal 2001 related to derivative losses excluded from the assessment of hedge effectiveness.

         All outstanding contracts that were designated as cash flow hedges as of September 30, 2001 will mature by September 30, 2002. Included in other comprehensive income in fiscal 2001 is an unrealized loss of $4,013, net of tax and amounts realized, for contracts outstanding as of September 30, 2001.

         During fiscal 2001, the Company entered into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded a gain of $2,321 in fiscal 2001 to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Swaps
The Company's policy is to manage interest cost using a mix of fixed and floating rate debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as fair value hedges, as defined by SFAS No. 133. Changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. As such, there was no ineffective portion to the hedges recognized in earnings during the period.

Fair Value of Financial Instruments
Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported in comprehensive income, net of taxes. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company's financial instruments at September 30, 2001 and 2000 were as follows:




                                                               2001                  2000
------------------------------------------------------------------------------------------------
                                                        Carrying     Fair      Carrying    Fair
                                                           Value    Value         Value   Value
------------------------------------------------------------------------------------------------
Assets:
  Other investments
  (non-current)(A)                                       $ 20,299 $ 13,627     $  9,125 $  8,582
  Currency options(B)                                       6,833    6,833        9,785    9,797
  Forward exchange contracts(B)                                --       --        1,438      730
  Interest rate swaps(B)                                   12,113   12,113           --       --
Liabilities:
  Forward exchange contracts(C)                             1,635    1,635           --       --
  Long-term debt                                          782,996  806,337      779,569  737,225
                                                        ----------------------------------------


(A) Included in Other non-current assets.

(B) Included in Prepaid expenses, deferred taxes and other.

(C) Included in Accrued Expenses.

Notes                                             Becton, Dickinson and Company


Concentration Of Credit Risk
Substantially all of the Company's trade receivables are due from public and private entities involved in the health care industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing only with major international banks and financial institutions.

11
-------------------------------------------------------------------------------
Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                                         Series B,
                                              ESOP
                                         Preferred       Common     Capital in
                                             Stock        Stock      Excess of        Retained
                                            Issued       Issued      Par Value        Earnings
----------------------------------------------------------------------------------------------------
Balance at October 1, 1998                 $48,959     $332,662      $      --      $2,350,781
  Net income                                                                           275,719
  Cash dividends:
    Common ($.34 per share)                                                            (84,936)
    Preferred ($3.835 per share),
      net of tax benefits                                                               (2,544)
  Common stock issued for:
    Employee stock plans, net                                           33,134
    Business acquisitions                                               11,008
  Common stock held in trusts
  Reduction in unearned ESOP
    compensation for the year
  Adjustment for redemption provisions      (2,242)                        484
----------------------------------------------------------------------------------------------------
Balance at September 30, 1999               46,717      332,662         44,626       2,539,020
  Net income                                                                           392,897
  Cash dividends:
    Common ($.37 per share)                                                            (93,544)
    Preferred ($3.835 per share),
      net of tax benefits                                                               (2,465)
  Common stock issued for:
    Employee stock plans, net                                           29,581
    Business acquisitions                                                  189
  Common stock held in trusts
  Reduction in unearned ESOP
    compensation for the year
  Adjustment for redemption provisions      (3,147)                        679
----------------------------------------------------------------------------------------------------
Balance at September 30, 2000               43,570      332,662         75,075       2,835,908
  Net income                                                                           401,652
  Cash dividends:
    Common ($.38 per share)                                                            (97,897)
    Preferred ($3.835 per share),
      net of tax benefits                                                               (2,359)
  Common stock issued for:
    Employee stock plans, net                                           72,745
    Business acquisitions                                                  215
  Common stock held in trusts
  Reduction in unearned ESOP
    compensation for the year
  Adjustment for redemption provisions      (3,042)                        655
----------------------------------------------------------------------------------------------------
Balance at September 30, 2001              $40,528     $332,662       $148,690      $3,137,304
====================================================================================================


                                                 Unearned                          Treasury Stock
                                                     ESOP        Deferred   ---------------------------
                                             Compensation    Compensation        Shares          Amount
-------------------------------------------------------------------------------------------------------
Balance at October 1, 1998                       $(24,463)         $4,903   (84,818,944)    $(1,015,806)
  Net income
  Cash dividends:
    Common ($.34 per share)
    Preferred ($3.835 per share),
      net of tax benefits
  Common stock issued for:
    Employee stock plans, net                                                 2,382,641          15,428
    Business acquisitions                                                       357,522           2,333
  Common stock held in trusts                                       1,046       (28,670)         (1,046)
  Reduction in unearned ESOP
    compensation for the year                       4,153
  Adjustment for redemption provisions                                          243,122           1,758
-------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                     (20,310)          5,949   (81,864,329)       (997,333)
  Net income
  Cash dividends:
    Common ($.37 per share)
    Preferred ($3.835 per share),
      net of tax benefits
  Common stock issued for:
    Employee stock plans, net                                                 2,357,340          15,220
    Business acquisitions                                                         3,480              23
  Common stock held in trusts                                         541        (3,592)           (541)
  Reduction in unearned ESOP
    compensation for the year                       4,155
  Adjustment for redemption provisions                                          341,393           2,468
-------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                     (16,155)          6,490   (79,165,708)       (980,163)
  Net income
  Cash dividends:
    Common ($.38 per share)
    Preferred ($3.835 per share),
      net of tax benefits
  Common stock issued for:
    Employee stock plans, net                                                 5,423,069          40,564
    Business acquisitions                                                         3,630              28
  Common stock held in trusts                                         606       (16,346)           (606)
  Reduction in unearned ESOP
    compensation for the year                       4,154
  Adjustment for redemption provisions                                          329,877           2,387
-------------------------------------------------------------------------------------------------------
Balance at September 30, 2001                    $(12,001)         $7,096   (73,425,478)    $  (937,790)
=======================================================================================================

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

12
-------------------------------------------------------------------------------
Comprehensive Income

The components of Accumulated other comprehensive loss are as follows:

                                                             2001           2000
--------------------------------------------------------------------------------
Foreign currency translation adjustments                $(379,772)     $(341,068)
Unrealized losses on investments                           (3,937)          (321)
Unrealized losses on currency options                      (4,013)            --
                                                        ------------------------
                                                        $(387,722)     $(341,389)
                                                        ========================


         Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

         The income tax benefit amounts recorded in fiscal 2001 for the unrealized losses on investments and currency options were $2,500 and $2,800, respectively. The income taxes related to Other Comprehensive Loss were not significant in 2000 or 1999. Income taxes are generally not provided for translation adjustments.

         The unrealized losses on currency options included in other comprehensive loss for 2001 are net of reclassification adjustments of $5,000, net of tax, for realized hedge gains recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax expense associated with these reclassification adjustments was $3,500.

         The unrealized gains on investments included in Other Comprehensive Loss for 2000 are net of reclassification adjustments of $28,000, net of tax, for realized gains on sales of available-for-sale securities as defined by SFAS No. 115. The tax expense associated with the reclassification adjustments was $19,500. Reclassification adjustments related to investments were not significant in fiscal 2001 or 1999.


13
-------------------------------------------------------------------------------
Commitments and Contingencies

Commitments
Rental expense for all operating leases amounted to $49,600 in 2001, $49,200 in 2000 and $46,000 in 1999. Future minimum rental commitments on noncancelable leases are as follows: 2002-$31,100; 2003-$24,300; 2004-$20,200; 2005-$15,400;
2006-$13,000 and an aggregate of $29,400 thereafter.

         As of September 30, 2001, the Company has certain future capital commitments aggregating approximately $93,100, which will be expended over the next several years.

Contingencies
The Company, along with a number of other manufacturers, has been named as a defendant in approximately 482 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. In 1986, the Company acquired a business which manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company is vigorously defending these lawsuits.

         The Company, along with another manufacturer and several medical product distributors, has been named as a defendant in 11 product liability lawsuits relating to health care workers who allegedly sustained accidental needlesticks, but have not become infected with any disease.

o In California, Chavez vs. Becton Dickinson (Case No. 722978, San Diego County Superior Court), filed on August 4, 1998, was dismissed in a judgment filed March 19, 1999. On August 29, 2000, the appellate court affirmed the dismissal of the product liability claims, leaving only a pending statutory claim for which the court has stated the plaintiff cannot recover damages. On September 10, 2001, the parties reached a final settlement of this remaining cause of action.

o In Florida, Delgado vs. Becton Dickinson et al. (Case No. 98-5608, Hillsborough County Circuit Court), filed on July 24, 1998, was voluntarily withdrawn by the plaintiffs on March 8, 1999.

o In Pennsylvania, McGeehan vs. Becton Dickinson (Case No. 3474, Court of Common Pleas, Philadelphia County) filed on November 27, 1998, was dismissed without leave to amend in an order dated December 18, 2000.

Notes                                              Becton, Dickinson and Company


     Cases have been filed on behalf of an unspecified number of health care workers in eight other states, seeking class action certification under the laws of these states. Generally, these remaining actions allege that health care workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the health care workers have sustained mental anguish. Plaintiffs seek money damages in all of these remaining actions, which are pending in Ohio state court, under the caption Grant vs. Becton Dickinson et al. (Case No. 98 CVB075616, Franklin County Court), filed on July 22, 1998; in state court in Illinois, under the caption McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), filed on August 13, 1998; in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in Alabama, under the caption Daniels vs. Becton Dickinson et al. (Case No. CV 1998 2757, Montgomery County Circuit Court), filed on October 30, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; in state court in New Jersey, under the caption Pollak, Swartley vs. Becton Dickinson et al. (Case No. L-9449-98, Camden County Superior Court), filed on December 7, 1998; in state court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99-111372, Supreme Court of the State of New York), filed on June 1, 1999; and in Texas state court, under the caption Usrey vs. Becton Dickinson et al. (Case No. 342-173329-98, Tarrant County District Court), filed on April 9, 1998.

     In Texas state court in the matter of Usrey vs. Becton Dickinson et al., the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001, reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.

     The Company continues to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

     The Company has insurance policies in place, and believes that a substantial portion of defense costs and potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect its rights to coverage, the Company has filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company also has established reserves to cover reasonably-anticipated defense costs in all product liability lawsuits, including the latex and needlestick class action matters.

     On January 29, 2001, Retractable Technologies, Inc. ("RTI") filed an action under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Case No. CA510V036, United States District Court, Eastern District of Texas), against the Company, another manufacturer and two group purchasing organizations ("GPOs"). RTI (a manufacturer of retractable syringes) alleges that the Company and the other defendants conspired to exclude them from the market and maintain the Company's market share by entering into long-term contracts with GPOs in violation of state and Federal antitrust laws. Plaintiff seeks money damages. This action is in preliminary stages. Discovery commenced in October, 2001 and the Company is vigorously defending this action.

     On May 11, 2001, CalOSHA issued a Citation and Notification of Penalty to the Kaiser Permanente Sunset facility in Los Angeles, alleging that the BD Eclipse blood collection device used in the laboratory at that facility did not meet the California regulatory standard for a needle with engineered sharp injury protection. The Citation did not state the factual basis of the allegation or the relief sought. Kaiser has appealed this citation and the Company has intervened in the proceeding. Subsequent to the Citation, CalOSHA issued a public statement that "We are not making an announcement per se that the Eclipse device is unacceptable, but that the way it was used may be a problem. We are not saying at this time that employers should not be using this device."

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

     The Company also is involved both as a plaintiff and a defendant in other legal proceedings and claims which arise in the ordinary course of business, including product liability and environmental matters.

     While it is not possible to predict or determine the outcome of the above or other legal actions brought against the Company, upon resolution of such matters, the Company may incur charges in excess of currently established reserves. While such future charges, individually or in the aggregate, could have a material adverse impact on the Company's net income and net cash flows in the period in which they are recorded or paid, in the opinion of management, the results of the above matters, individually or in the aggregate, are not expected to have a material adverse effect on the Company's consolidated financial condition.

                                                   Becton, Dickinson and Company


14
-------------------------------------------------------------------------------
Stock Plans


Stock Option Plans
The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995 and 1998 Stock Option Plans made available 24,000,000 and 10,000,000 shares of the Company's common stock for the granting of options to employees, respectively. At September 30, 2001, shares available for future grant under the 1995 and 1998 Plans were 193,210 and 7,105,263, respectively. The Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 947,989 remained available for future grant as of September 30, 2001. All stock plan data has been retroactively restated to reflect the two-for-one stock splits in prior years, where applicable.

A summary of changes in outstanding options is as follows:

                                                   2001                        2000                             1999
------------------------------------------------------------------------------------------------------------------------------
                                                       Weighted                    Weighted                            Weighted
                                            Options     Average         Options     Average           Options          Average
                                                for    Exercise             for    Exercise               for         Exercise
                                             Shares       Price          Shares       Price            Shares            Price
                                         --------------------------------------------------------------------------------------
Balance at October 1                     30,516,315      $21.29      30,122,274      $20.33        29,904,859           $18.22
Granted                                   4,635,232       31.90       3,727,955       27.94         3,170,821 (A)        34.83
Exercised                                (5,354,447)      15.34      (2,287,523)      15.09        (2,281,727)           11.37
Forfeited, canceled or expired           (1,525,771)      28.20      (1,046,391)      30.80          (671,679)           25.29
                                         --------------------------------------------------------------------------------------
Balance at September 30                  28,271,329      $23.80      30,516,315      $21.29        30,122,274           $20.33
                                         ======================================================================================
Exercisable at September 30              20,534,073      $21.30      26,641,132      $20.23        26,426,344           $18.37
                                         ======================================================================================
Weighted average fair value of
options granted                         $     12.08                 $     11.53                   $     12.77
                                         ======================================================================================
Available for grant at September 30       8,246,462                  11,555,118                    13,462,158
                                         ======================================================================================

The maximum term of options is ten years. Options outstanding as of September 30, 2001 expire on various dates from May 2002 through September 2011.

(A) The Company granted 73,074 of options to purchase shares of the Company's common stock to eligible employees of a business acquired in fiscal 1999.

                                                             September 30, 2001
----------------------------------------------------------------------------------------------------------------------
                                       Options Outstanding                                   Options Exercisable
----------------------------------------------------------------------------------------------------------------------
                                                                Weighted
                                             Weighted            Average                                      Weighted
Range Of                     Number           Average          Remaining                    Number             Average
Option Exercise Price   Outstanding    Exercise Price   Contractual Life               Exercisable      Exercise Price
                        ----------------------------------------------------------------------------------------------
$ 8.64-$12.55             6,436,291            $10.55          2.6 Years                 6,436,291              $10.55
$17.36- 25.63             8,585,565             22.59          5.0 Years                 8,529,993               22.58
$27.25- 41.56            13,249,473             31.03          7.9 Years                 5,567,789               31.76
                        ----------------------------------------------------------------------------------------------
                         28,271,329            $23.80          6.5 Years                20,534,073              $21.30
                        ==============================================================================================


         As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

     The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2001, 2000 or 1999.

     Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

     The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to three years. The pro forma effect on net income for 2001, 2000 and 1999 is not representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

Notes                                              Becton, Dickinson and Company


                                     2001                           2000                             1999
---------------------------------------------------------------------------------------------------------------------
                         As Reported      Pro Forma     As Reported       Pro Forma     As Reported         Pro Forma
---------------------------------------------------------------------------------------------------------------------
Net Income                  $401,652       $368,135        $392,897        $361,639        $275,719          $247,224
Earnings Per Share:
 Basic                          1.55           1.42            1.54            1.42            1.09               .98
 Diluted                        1.49           1.37            1.49            1.38            1.04               .93
                            -----------------------------------------------------------------------------------------

     The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: risk free interest rates of 5.57%, 6.64% and 4.79%, respectively; expected volatility of 32.8%, 35.4% and 31.0%, respectively; expected dividend yields of 1.09%; and expected lives of 6 years for each year presented.

Other Stock Plans
The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Com-mencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2001, 70,030 shares were distributed. No awards were granted in 2001, 2000 or 1999. At September 30, 2001, 2,385,988 shares were reserved for future issuance, of which awards for 284,600 shares have been granted.

     The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2001, 2000 or 1999.

     The Company has a Directors' Deferral Plan which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2001, 142,405 shares were held in trust, of which 9,951 shares represented Directors' compensation in 2001, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.


15
--------------------------------------------------------------------------------
Earnings Per Share

For the years ended September 30, 2001, 2000 and 1999, the following table sets forth the computations of basic and diluted earnings per share (shares in thousands):


                                         2001            2000            1999
-----------------------------------------------------------------------------
Net income                           $401,652        $392,897        $275,719
Preferred stock dividends              (2,721)         (2,916)         (3,114)
                                     ----------------------------------------
Income available to common
 shareholders(A)                     398,931         389,981         272,605
Preferred stock dividends-using
 "if converted" method                  2,721           2,916           3,114
Additional ESOP contribution-
 using "if converted" method             (645)           (689)           (821)
                                     ----------------------------------------
Income available to common
 shareholders after assumed
 conversions(B)                      $401,007        $392,208        $274,898
                                     ========================================
Average common shares
 outstanding(C)                       257,128         252,454         249,595
Dilutive stock equivalents from
 stock plans                            7,309           6,059           9,917
Shares issuable upon conversion
 of preferred stock                     4,396           4,726           5,068
                                     ----------------------------------------
Average common and common
 equivalent shares outstanding-
 assuming dilution(D)                 268,833         263,239         264,580
                                     ========================================
Basic earnings per share(A/C)        $   1.55        $   1.54        $   1.09
                                     ========================================
Diluted earnings per share(B/D)      $   1.49        $   1.49        $   1.04
                                     ========================================

16
--------------------------------------------------------------------------------
Segment Data

On October 1, 2000, the Company changed the structure of its internal organization, which caused the composition of its reportable segments to change. For the year ended September 30, 2001, decisions about resource allocation and performance assessment will be made separately for the Medical Systems ("Medical") segment, the new Clinical Laboratory Solutions ("Clinical Lab") segment, and the reorganized Biosciences segment. Prior year information has been reclassified to conform to current year presentation.

     The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles and surgical blades. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware. The major products in the Clinical Lab segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated bar-code systems.

     The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1. During fiscal 2001, the Company refined its methodology for allocating indirect expenses for purposes of reporting segment operating income to the chief

                                                   Becton, Dickinson and Company

operating decision maker. In the past, the Company allocated consolidated amounts using reasonable allocation methods. These consolidated amounts are now reported locally by the various regions, which allocate these expenses to the appropriate operating segment. The Company believes this new approach is a more preferable method for allocating shared expenses as the allocations are now being performed at a more detailed level of reporting. As a result of this change in methodology, segment operating income has been restated for all periods presented. Restated segment operating income for the first three quarters of fiscal 2001 and 2000 are as follows:


                                                First Quarter                Second Quarter                  Third Quarter
----------------------------------------------------------------------------------------------------------------------------
                                             2001*          2000           2001*          2000           2001*          2000
----------------------------------------------------------------------------------------------------------------------------
Medical Systems                          $ 90,625       $ 99,044       $110,937       $ 98,414       $118,062       $122,215
Clinical Lab                               45,877         40,463         57,441         56,452         53,779         41,191
Biosciences                                13,410         13,749         26,914         25,077         26,614         17,602
                                         -----------------------------------------------------------------------------------
Total Segment Operating Income            149,912        153,256        195,292        179,943        198,455        181,008
Unallocated Expenses                      (48,054)       (51,507)       (46,688)       (14,836)       (45,392)       (19,500)
                                         -----------------------------------------------------------------------------------
Income Before Taxes and Cumulative
  Effect of Accounting Change            $101,858       $101,749       $148,604       $165,107       $153,063       $161,508
                                         ===================================================================================


* Restated to reflect the adoption of SAB 101.

         Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 2001, 10% in 2000, and 11% in 1999, and included products from the Medical and Clinical Lab segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues                                     2001             2000                1999
--------------------------------------------------------------------------------------
 Medical Systems                       $2,007,540       $1,966,039          $1,923,865
 Clinical Lab                           1,154,752        1,102,352           1,061,235
 Biosciences                              592,010          549,943             433,312
                                       -----------------------------------------------
 Total(A)                              $3,754,302       $3,618,334          $3,418,412
                                       ===============================================

Segment Operating Income(B)
--------------------------------------------------------------------------------------
 Medical Systems                       $  446,940       $  394,858(C)       $  351,390(C)
 Clinical Lab                             212,837          169,880(D)          182,718(D)
 Biosciences                               97,293           73,173(E)           12,581(E)
                                       -----------------------------------------------
 Total Segment Operating Income           757,070          637,911             546,689
 Unallocated Expenses(F)                 (180,320)        (117,977)           (174,034)
                                       -----------------------------------------------
 Income Before Income Taxes
   and Cumulative Effect of
   Change in Accounting Principle      $  576,750       $  519,934          $  372,655
                                       ===============================================

Segment Assets
--------------------------------------------------------------------------------------
 Medical Systems                       $2,432,709       $2,289,304          $2,258,779
 Clinical Lab                           1,093,735        1,059,144           1,109,385
 Biosciences                              830,550          811,081             777,630
                                       -----------------------------------------------
 Total Segment Assets                   4,356,994        4,159,529           4,145,794
 Corporate and All Other(G)               445,293          345,567             291,164
                                       -----------------------------------------------
 Total Assets                          $4,802,287       $4,505,096          $4,436,958
                                       ===============================================


Capital Expenditures                         2001             2000                1999
--------------------------------------------------------------------------------------
 Medical Systems                       $  265,531       $  246,928          $  187,868
 Clinical Lab                              62,009           66,270              75,537
 Biosciences                               24,083           33,881              19,989
 Corporate and All Other                   19,131           29,293              28,153
                                       -----------------------------------------------
 Total                                 $  370,754       $  376,372          $  311,547
                                       ===============================================

Depreciation and Amortization
--------------------------------------------------------------------------------------
 Medical Systems                       $  145,702       $  133,787          $  122,804
 Clinical Lab                              89,117           81,577              82,363
 Biosciences                               58,204           63,070              45,414
 Corporate and All Other                   12,677            9,821               8,282
                                       -----------------------------------------------
 Total                                 $  305,700       $  288,255          $  258,863
                                       ===============================================


(A)  Intersegment revenues are not material.
(B)  Restated, as described above.
(C) Includes $39,844 in 2000 and $60,933 in 1999 for special charges discussed in Note 5.
(D)  Includes $7,697 in 2000 and $5,886 in 1999 for special charges discussed in
     Note 5.
(E)  Includes $4,576 in 2000 and $3,505 in 1999 for special charges discussed in
     Note 5, as well as $48,800 in 1999 for purchased in-process research and development charges discussed in Note 6.
(F) Includes interest, net; foreign exchange; corporate expenses; and gains on sales of investments. Also includes special charges of $5,397 and $5,229 in 2000 and 1999, respectively, as discussed in Note 5.
(G)  Includes cash, investments and corporate assets.

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


                                        2001              2000              1999
--------------------------------------------------------------------------------
Revenues
 United States                    $2,016,523        $1,863,555        $1,747,785
 International                     1,737,779         1,754,779         1,670,627
                                  ----------------------------------------------
 Total                            $3,754,302        $3,618,334        $3,418,412
                                  ==============================================

Long-Lived Assets
 United States                    $  956,138        $  866,125        $  758,929
 International                       633,671           578,741           550,588
 Corporate                           126,214           131,192           121,632
                                  ----------------------------------------------
 Total                            $1,716,023        $1,576,058        $1,431,149
                                  ==============================================



Quarterly Data (Unaudited)
Thousands of dollars, except per-share amounts


                                                                        2001
-----------------------------------------------------------------------------------------------------------------
                                           1st(A)          2nd(A)          3rd(A)             4th            Year
-----------------------------------------------------------------------------------------------------------------
Revenues                              $870,320        $953,167        $943,290           $987,525      $3,754,302
Gross Profit                           416,402         466,429         468,399            489,780       1,841,010
Income Before Cumulative
  Effect of Accounting Change           73,698         114,165         118,129            132,410         438,402
Net Income                              36,948(B)      114,165         118,129            132,410         401,652(B)
Basic Earnings Per Share:
  Income Before Cumulative Effect          .29             .44             .46                .51            1.69
  Net Income                               .15(B)          .44             .46                .51            1.55(B)
Diluted Earnings Per Share:
  Income Before Cumulative Effect          .28             .42             .44                .49            1.63
  Net Income                               .14(B)          .42             .44                .49            1.49(B)
                                       --------------------------------------------------------------------------



                                                                        2000
-----------------------------------------------------------------------------------------------------------------
                                           1st             2nd             3rd                4th            Year
-----------------------------------------------------------------------------------------------------------------
Revenues                              $859,164        $925,132        $914,140           $919,898      $3,618,334
Gross Profit                           409,213         451,145         460,302            449,342       1,770,002
Net Income                              75,294         119,171         114,418             84,014         392,897(C)
Earnings Per Share:
  Basic                                    .30             .47             .45                .33            1.54
  Diluted                                  .29             .45             .43                .32            1.49
                                       --------------------------------------------------------------------------


(A) Restated to reflect the adoption of SAB 101.
(B) Include an after-tax charge of $36,750, or $.14 per share, for the cumulative effect of accounting change.
(C) Includes $57,514 of special charges in the fourth quarter.