Form 10-K, Exhibit 13
period 2002-09-30
BECTON DICKINSON & CO
filed 2002-12-20
CIK 10795

                                                   Becton, Dickinson and Company

Summary

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per-share amounts
                                                     2002             2001                2000             1999
---------------------------------------------------------------------------------------------------------------
Operations
Revenues                                         $4,033.1         $3,746.2            $3,618.3         $3,418.4
Research and Development Expense                    220.2            211.8               223.8            254.0
Operating Income                                    675.7            637.8               514.8            445.2
Interest Expense, Net                                33.3             55.4                74.2             72.1
Income Before Income Taxes and
  Cumulative Effect of Accounting Changes           628.6            576.8               519.9            372.7
Income Tax Provision                                148.6            138.3               127.0             96.9
Net Income                                          480.0            401.7(A)            392.9            275.7
Basic Earnings Per Share                             1.85             1.55(A)             1.54             1.09
Diluted Earnings Per Share                           1.79             1.49(A)             1.49             1.04
Dividends Per Common Share                            .39              .38                 .37              .34

Financial Position
Current Assets                                   $1,928.7         $1,762.9            $1,660.7         $1,683.7
Current Liabilities                               1,252.5          1,264.7             1,353.5          1,329.3
Property, Plant and Equipment, Net                1,765.7          1,716.0             1,576.1          1,431.1
Total Assets                                      5,040.5          4,802.3             4,505.1          4,437.0
Long-Term Debt                                      803.0            783.0               779.6            954.2
Shareholders' Equity                              2,488.0          2,328.8             1,956.0          1,768.7
Book Value Per Common Share                          9.74             8.98                7.72             7.05

Financial Relationships
Gross Profit Margin                                  48.3%            48.9%               48.9%            49.9%
Return on Revenues                                   11.9%            11.7%(D)            10.9%             8.1%
Return on Total Assets(C)                            13.6%            13.7%               13.6%            10.9%
Return on Equity                                     19.9%            20.3%(D)            21.1%            16.3%
Debt to Capitalization(E)                            32.5%            34.1%               41.4%            47.2%

Additional Data
Number of Employees                                25,200           24,800              25,000           24,000
Number of Shareholders                             10,050           10,329              10,822           11,433
Average Common and Common
  Equivalent Shares Outstanding-
  Assuming Dilution (millions)                      268.2            268.8               263.2            264.6
Depreciation and Amortization                    $  304.6         $  305.7            $  288.3         $  258.9
Capital Expenditures                                259.7            370.8               376.4            311.5

(A) Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B) Includes cumulative effect of accounting changes of $141.1 ($.47 per basic share; $.45 per diluted share).

(C) Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(D)  Excludes the cumulative effect of accounting changes.

(E) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

                                                   Becton, Dickinson and Company

            1998             1997             1996             1995             1994             1993
-----------------------------------------------------------------------------------------------------
        $3,116.9         $2,810.5         $2,769.8         $2,712.5         $2,559.5         $2,465.4
           217.9            180.6            154.2            144.2            144.2            139.1
           405.4            450.5            431.2            396.7            325.0            270.4
            56.3             39.4             37.4             42.8             47.6             53.4

           340.9            422.6            393.7            349.6            296.2            222.9
           104.3            122.6            110.2             97.9             69.0             10.1
           236.6            300.1            283.4            251.7            227.2             71.8(B)
             .95             1.21             1.10              .92              .77              .22(B)
             .90             1.15             1.05              .89              .76              .22(B)
             .29              .26              .23              .21              .19              .17

        $1,542.8         $1,312.6         $1,276.8         $1,327.5         $1,326.6         $1,150.7
         1,091.9            678.2            766.1            720.0            678.3            636.1
         1,302.7          1,250.7          1,244.1          1,281.0          1,376.3          1,403.1
         3,846.0          3,080.3          2,889.8          2,999.5          3,159.5          3,087.6
           765.2            665.4            468.2            557.6            669.2            680.6
         1,613.8          1,385.4          1,325.2          1,398.4          1,481.7          1,457.0
            6.51             5.68             5.36             5.37             5.27             4.88

            50.6%            49.7%            48.4%            47.0%            45.3%            44.5%
             7.6%            10.7%            10.2%             9.3%             8.9%             8.6%(D)
            11.7%            15.9%            15.2%            13.3%            11.5%             9.2%
            15.8%            22.1%            20.8%            17.5%            15.5%            13.3%(D)
            41.4%            36.3%            34.3%            35.2%            36.1%            37.8%

          21,700           18,900           17,900           18,100           18,600           19,000
           9,784            8,944            8,027            7,712            7,489            7,463

           262.1            259.6            267.6            280.4            298.6            313.2
       $   228.7        $   209.8        $   200.5        $   207.8        $   203.7        $   189.8
           181.4            170.3            145.9            123.8            123.0            184.2

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

--------------------------------------------------------------------------------
Adoption of New Accounting Standards

Effective October 1, 2001, we adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," as more fully discussed in Note 2 of the Notes to Consolidated Financial Statements. As a result of the adoption of these Statements, we are no longer amortizing goodwill and indefinite-lived intangible assets, and have reclassified certain assets to Goodwill, Net from Other Intangibles, Net that did not meet the criteria for recognition apart from goodwill.

--------------------------------------------------------------------------------
Revenues and Earnings

Worldwide revenues in 2002 were $4 billion, an increase of 8% over 2001 and resulted primarily from volume increases in all segments. Sales of safety-engineered devices grew 38% to $573 million. As more fully discussed in
Note 10 of the Notes to Consolidated Financial Statements, $8 million of hedging costs relating to currency option contracts that were originally recorded in Other Expense, Net in 2001 have been reclassified as a reduction of revenues to conform to the current year presentation.

         Medical revenues in 2002 of $2.2 billion increased 7% over 2001, or 8% excluding unfavorable foreign currency translation. The primary growth drivers were the conversion to safety-engineered devices, which accounted for $353 million in revenues compared with $253 million in the prior year. Also contributing to the growth of this segment were sales of worldwide prefillable drug delivery devices, which grew $48 million or 17%. Medical revenue growth was partially offset by reduced sales of conventional devices in the United States due to the transition to safety-engineered devices and, to a lesser extent, by lower U.S. sales of consumer healthcare products, reflecting the impact of redirecting promotional efforts toward branded insulin syringe sales at the retail level. See discussion on revenue recognition in "Critical Accounting Policies" below.

         Medical operating income was $470 million in 2002 compared with $447 million in 2001. Medical operating income in 2002 was negatively impacted by special charges and related manufacturing restructuring costs, as discussed below. Excluding these charges, Medical operating income grew 8%, when compared to 2001, adjusted to exclude goodwill amortization recorded in 2001 prior to the adoption of SFAS Nos. 141 and 142, as discussed above. This increase reflects the gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. Medical operating income was negatively impacted by economic conditions in Latin America and the redirection of promotional efforts, as noted above.

         Clinical Lab revenues in 2002 of $1.2 billion rose 7% over 2001, or 8% excluding unfavorable foreign currency translation. Major elements comprising this underlying revenue growth were the continued conversion to safety-engineered products in the Preanalytical Solutions component of the segment, which accounted for $220 million in revenues compared with $163 million in the prior year. Clinical Lab revenue growth was partially offset by reduced sales of conventional devices in the United States. Revenue growth was favorably impacted by incremental BD ProbeTecET System sales of $19 million over 2001 in the Diagnostic Systems component of the segment.

         Clinical Lab operating income was $251 million in 2002 compared with $213 million last year. Excluding goodwill amortization in 2001, Clinical Lab operating income grew 14%. This increase reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products and the improved profitability of the BD ProbeTecET platform.

         Biosciences revenues in 2002 of $645 million increased 9% over 2001, or 10% excluding unfavorable foreign currency translation. This growth was led by sales of immunocytometry products, particularly the BD FACS brand flow cytometry systems, which contributed approximately 5% of the underlying revenue growth. In addition, sales of discovery labware products and immunology/cell biology reagents each contributed about 3% of the underlying revenue growth. Molecular biology reagent revenues decreased about $6 million from the prior year due to continued weakness in some portions of the molecular biology market, largely due to a softness in pharmaceutical/biotech research and development spending, and a shift in pharmaceutical focus from early stage drug target identification to later stage drug development. As a result, we are refocusing our research and development efforts in the area of molecular biology toward producing a product portfolio aligned with changing customer focus, as well as streamlining our operations.

         Biosciences operating income in 2002 was $117 million compared with $97 million in 2001. Excluding goodwill amortization in 2001, Biosciences operating income grew 6%. Profit margins on immunology/cell biology reagents and discovery labware products improved due to lower manufacturing costs and shifts to sales of products with higher gross profit margins than the mix of products sold in 2001. Biosciences operating income was negatively impacted primarily by lower margins on molecular biology reagents due to the market weakness described above and to a lesser extent by lower margins on flow cytometry products.

Financial Review                                   Becton, Dickinson and Company

         On a geographic basis, revenues outside the United States in 2002 increased 8% to $1.9 billion. Excluding the estimated impact of unfavorable foreign currency translation, underlying revenue growth outside the United States was 9%. Revenues in Europe accounted for 5% of the underlying revenue growth and were led by strong sales of prefillable syringes, BD FACS brand flow cytometry systems and hypodermic products. Revenues in the Asia Pacific region contributed 2% of the underlying revenue growth and were led by strong sales growth of immunocytometry products and I.V. catheters. As indicated earlier, revenues were adversely impacted by economic conditions in Latin America.

         Revenues in the United States in 2002 of $2.2 billion increased 8%, primarily from strong sales of safety-engineered devices. Revenue growth was partially offset by lower sales of diabetes healthcare products and molecular biology reagent revenues, as discussed above.

         Gross profit margin was 48.3% in 2002, compared with 48.9% last year. Excluding costs related to the restructuring program discussed below, gross profit margin would have been 48.5% compared with 49% in 2001, adjusted to exclude goodwill amortization. Higher gross margins from sales of our safety-engineered products were more than offset by lower sales of products with overall higher gross profit margins, including insulin syringes and molecular biology products in the Biosciences segment, as discussed earlier.

         Selling and administrative expense of $1 billion in 2002 was 25.6% of revenues, compared to $983 million in 2001, or 26.2% of revenues. Excluding goodwill amortization in 2001, the prior year's selling and administrative expense as a percent of revenues would have been 25.4%.

         Investment in research and development in 2002 was $220 million, or 5.5% of revenues, compared with $212 million, or 5.7% of revenues in 2001. Incremental spending was concentrated primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring.

         Included in the 2002 special charges were $26 million of charges related to a manufacturing restructuring program in the Medical segment, as more fully described in Note 5 of the Notes to Consolidated Financial Statements. Special charges were net of the reversal of $4 million of fiscal 2000 special charges, primarily due to lower-than-anticipated employee severance and lease cancellation costs. Fiscal 2002 results also reflect $7 million of other manufacturing restructuring costs, primarily accelerated depreciation, related to the restructuring program that are included in cost of products sold. For 2003, we expect manufacturing restructuring costs to be fully offset by related cost savings. For 2004, we expect to achieve total savings of approximately $8 million relating to this restructuring program.

         Operating margin in 2002 was 16.8% of revenues, compared with 17% in 2001. Excluding the aforementioned impact of special charges and related other manufacturing restructuring costs in the current year and goodwill amortization in the prior year, operating margin as a percent of revenue would have been 17.5% in 2002 compared with 18% in 2001. This decline primarily reflects the decrease in gross profit margin.

         Net interest expense of $33 million in 2002 was $22 million lower than in 2001. This decline is primarily due to lower interest rates, partially offset by lower capitalized interest in 2002.

         Other Expense, Net of $14 million in 2002 included net losses on equity investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in Other Expense, Net in 2002 were foreign exchange gains of $16 million that were substantially offset by other asset write-downs of $14 million. Other Expense, Net in 2001 of $6 million included write-downs of equity investments to fair value of $6 million.

         The effective tax rate in 2002 was 23.6% compared to 24% in 2001.

         Net income and diluted earnings per share in 2002 were $480 million, or $1.79, respectively, compared with $438 million, or $1.63 in 2001, before the cumulative effect of accounting change, as described below. Excluding the impact of special charges in 2002 and goodwill amortization in 2001, net income and diluted earnings per share before the cumulative effect of accounting change in 2002 were $497 million, or $1.85, respectively, compared with $466 million, or $1.73, in 2001.

         We adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements,"("SAB 101") in the fourth quarter of 2001 and, as a result, recorded the following accounting changes, described below, effective October 1, 2000 (beginning of fiscal 2001). We changed our method of accounting for revenue related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and we concluded that the preferable method is to defer revenue recognition until such product is sold by the distributor to the end customer. We also changed our accounting method for Biosciences instruments to defer revenue from these products until completion of installation at the customer's site. As a result of these accounting changes, we recorded a total cumulative effect of change in accounting principle of $37 million, net of tax in 2001. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion of the accounting change. Net income and diluted earnings per share in 2001 were $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

--------------------------------------------------------------------------------
Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are a diversified group of major financial institutions. We do not have significant exposure to any one counterparty. We do not enter into financial instruments for trading or speculative purposes.

         Our foreign currency exposure is concentrated in Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency

Financial Review                                   Becton, Dickinson and Company

options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the losses or gains on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option's fair value. With respect to the derivative instruments outstanding at September 30, 2002, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by approximately $27 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by approximately $15 million. Comparatively, considering our derivative instruments outstanding at September 30, 2001, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by approximately $34 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by approximately $15 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would be offset, in part, by the results of the derivative instruments.

         Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt portfolio at September 30, 2002, is primarily U.S. dollar-denominated, with less than 2% being foreign denominated. Therefore, transaction and translation exposure relating to our debt portfolio is minimal. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on market prices, when available, or dealer quotes. A change in interest rates on short-term debt is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest rates are fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2002 and 2001, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2002 and 2001 by approximately $27 million and $26 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at both September 30, 2002 and 2001 by approximately $30 million.

         See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2002.

--------------------------------------------------------------------------------
Liquidity and Capital Resources

Cash provided by operations, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $836 million in 2002 compared to $779 million in 2001. In fiscal 2002, net cash provided by operating activities was reduced by a $100 million cash contribution to the U.S pension plan. An additional cash contribution of $100 million was made to the U.S. pension plan early in fiscal 2003. We made these contributions because of the decline in the market value of pension assets during 2001 and 2002. The increase in cash provided by changes in working capital reflects lower trade receivables and inventory levels in 2002.

         Capital expenditures were $260 million in 2002, compared to $371 million in the prior year. This decline reflects an overall reduction of spending from the peak period of capital expenditures relating to the conversion of safety-engineered devices. Medical capital spending, which totaled $182 million in 2002, included spending for safety-engineered devices and capacity expansion for prefillable syringes in Columbus, Nebraska. Clinical Lab capital spending, which totaled $42 million in 2002, included spending for safety-engineered devices and various capacity expansions. Biosciences capital spending, which totaled $23 million in 2002, included spending on various production expansions. Funds expended outside the above segments included amounts related to our enterprise-wide program to upgrade our business information systems, known internally as Genesis. We expect capital expenditures to be approximately $275 million in 2003.

         Net cash used for financing activities was $314 million in 2002 as compared to $201 million during 2001. The increase in cash used for financing activities was due primarily to the repurchase of 6.6 million shares of our common stock for $224 million during 2002. At September 30, 2002, 3.4 million shares remained under a September 2001 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. Total debt at September 30, 2002 remained virtually unchanged from the prior year. Short-term debt was 35% of total debt at year-end, compared to 37% at the end of 2001. Floating rate debt was 59% of total debt at the end of 2002 and 69% of total debt at the end of 2001. Our weighted average cost of total debt at the end of 2002 was 4%, down from 4.8% at the end of last year due to lower short-term interest rates. Debt to capitalization at year-end improved to 32.5% from 34.1% last year, reflecting an increase in shareholder's equity, while debt remained virtually unchanged. Cash and equivalents were $243 million and $82 million at September 30, 2002 and 2001, respectively. We anticipate generating excess cash in 2003, which could be used to repay debt and repurchase additional common shares.

Financial Review                                   Becton, Dickinson and Company

         In August 2001, we negotiated a $900 million syndicated credit facility, consisting of a $450 million five-year line of credit and a $450 million 364-day line of credit. In August 2002, the 364-day line of credit was renewed and extended for an additional 364-day period. There were no borrowings outstanding under this syndicated credit facility at September 30, 2002. It can be used to support our commercial paper program, under which $415 million was outstanding at September 30, 2002, and for other general corporate purposes. In addition, we have informal lines of credit outside the United States. At September 30, 2002, our long-term debt was rated "A2" by Moody's and "A+" by Standard and Poor's and our commercial paper ratings were "P-1" by Moody's and "A-1" by Standard and Poor's. We continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

         Return on equity was 19.9% in 2002 compared with 18.7% in 2001 or 20.5%, excluding the cumulative effect of change in accounting principle and goodwill amortization in 2001.

--------------------------------------------------------------------------------
Other Matters

We believe that our core products, our international diversification and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products will continue to cushion the long-term impact on BD of potential economic and political disruptions in the countries in which we do business, including the effects of possible healthcare system reforms. In 2002, inflation did not have a material impact on our overall operations.

         On April 8, 2002, we entered into a non-binding letter of intent with AorTech International plc ("AorTech") to sell our critical care product line. During the fourth quarter of 2002, AorTech announced that it would not proceed with the acquisition of this product line. We will, therefore, continue to manage and support the critical care product line and, accordingly, will not incur a loss on the sale, as originally anticipated. As of September 30, 2002, we have no plans to divest any other product line.

--------------------------------------------------------------------------------
Litigation-Other than Environmental

In 1986, we acquired a business that manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We, along with a number of other manufacturers, have been named as a defendant in approximately 519 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 227 of these cases have been closed with no liability to BD (166 of which were closed with prejudice), and 14 cases have been settled for an aggregate de minimis amount. We are vigorously defending these remaining lawsuits.

         We, along with another manufacturer and several medical product distributors, are named as a defendant in six product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. We had previously been named as a defendant in five similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the six pending suits:

o In Texas, Usrey vs. Becton Dickinson et al., the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001, reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.

o In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the court issued a decision on July 17, 2002, certifying a class. We have filed an appeal of the court's ruling with the Ohio Court of Appeals for the 10th Appellate Judicial District.

o In Illinois, McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the appeals court issued a decision on March 6, 2002, denying plaintiff's petition for review of the trial court's January 11, 2002 decision to deny class certification. On July 30, 2002, the plaintiff filed a motion with the trial court to reopen the issue of certification based on the Ohio decision in the Grant case. On November 22, 2002, the court issued an order denying plaintiff's renewed motion for class certification.

o In New York, Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions, which are pending in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; and in Federal court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99Civ 4798[WHP]), filed on June 1, 1999.

         We continue to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

Financial Review                                   Becton, Dickinson and Company

         BD has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect our rights to additional coverage, we filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. We have established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

         On January 18, 2002, Retractable Technologies, Inc. ("plaintiff") filed a second amended complaint against BD, another manufacturer, and two group purchasing organizations ("GPOs") under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that BD and other defendants conspired to exclude it from the market and to maintain BD's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On February 22, 2002, BD filed a motion to dismiss the second amended complaint. On August 2, 2002, the court issued a Memorandum Opinion and Order denying that motion. Discovery is proceeding, and a trial date has been set for April 8, 2003. We continue to vigorously defend this matter.

         We also are involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

         We currently are engaged in discovery or are otherwise in the early stages with respect to certain of the litigation to which we are a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against BD present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, we are not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. While we believe that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, we could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. We continue to believe that we have a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

--------------------------------------------------------------------------------
Environmental Matters

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Superfund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. While we believe that, upon resolution, the environmental claims against BD should not have a material adverse effect on BD, we could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

--------------------------------------------------------------------------------
2001 Compared With 2000

Worldwide revenues in 2001 were $3.7 billion, an increase of 4% over 2000. Unfavorable foreign currency translation impacted revenue growth by 3%. Underlying revenue growth of 7%, which excludes the effects of foreign currency translation, resulted primarily from volume increases in all segments.

         Medical revenues in 2001 increased 2% over 2000 to $2.0 billion. Excluding unfavorable foreign currency translation of an estimated 4%, underlying revenue growth was 6%. The primary growth drivers were the conversion to safety-engineered devices, which contributed approximately 4% to the underlying revenue growth, and prefillable syringes and other related devices, which contributed approximately 2%. Medical revenue growth also benefited from a favorable comparison with 2000, which reflected the impact of the discontinuance of U.S. medical surgical distributor incentive programs in that year. In addition, revenue growth was offset by a $28 million decline in sales of consumer healthcare products compared with 2000, primarily as a result of our beginning to redirect promotional efforts in the United States toward branded syringe sales at the retail level.

         Clinical Lab revenues in 2001 rose 5% over 2000 to $1.2 billion. Excluding unfavorable foreign currency translation of an estimated 3%, underlying revenue growth was 8%. The conversion to safety-engineered products in the United States was the primary growth driver, contributing approximately 3% to underlying revenue growth. In addition, increased worldwide sales of the molecular diagnostic platform, the BD ProbeTecET System, contributed 1% to underlying revenue growth. Clinical Lab revenue growth also benefited from a favorable comparison with 2000, which reflected the impact of the discontinuance of U.S. distributor incentive programs in that year.

Financial Review                                   Becton, Dickinson and Company

         Biosciences revenues in 2001 increased 7% over 2000 to $590 million. Excluding unfavorable foreign currency translation of an estimated 4%, underlying revenue growth was 11%. Such growth was led by sales of immunocytometry products, particularly the BD FACS brand flow cytometry systems, which contributed 5% of the underlying revenue growth. In addition, sales of immunology/cell biology and molecular biology reagents contributed 4% of the underlying revenue growth. We believe that the events of September 11 adversely affected fourth quarter 2001 revenues by as much as $5 million due to disruptions to air shipments and research and business activities at several private and government sector customers.

         Special charges of $58 million were recorded in 2000. These charges included $32 million relating to severance costs and $6 million of impaired assets and other exit costs associated with a worldwide organizational restructuring plan to align our existing infrastructure with our projected growth programs. The annual savings from the reduction in salaries and wages expense were estimated to be $30 million. As anticipated, these savings, beginning in 2001, offset incremental costs relating to programs, such as advanced protection technologies, blood glucose monitoring, molecular oncology and Genesis. Special charges in 2000 also included $20 million for estimated litigation defense costs associated with our divested latex gloves business. See "Litigation-Other than Environmental" section above for additional discussion. We also recorded other charges of $13 million in cost of products sold in 2000 relating to the recall of certain manufacturing lots of the BD Insyte Autoguard Shielded IV catheter. These charges consisted primarily of costs associated with product returns, disposal of the affected product and other direct recall costs. In 1998, we recorded special charges of $91 million, primarily associated with the restructuring of certain manufacturing operations and the write-down of impaired assets. For the 1998 restructuring plan, the estimated annual benefits of $4 million related to reduced manufacturing costs and tax savings associated with the move of a surgical blade plant are expected to be realized in 2003. Beginning in 1999, we realized a reduction in amortization expense of $5 million, resulting from the write-down of certain assets, which offset incremental costs associated with Genesis. For additional discussion of these charges, see Note 5 of the Notes to Consolidated Financial Statements.

         Gross profit margin was 48.9% in 2001. Excluding the unfavorable impact of the previously discussed other charges in 2000, gross profit margin would have been 49.3% in 2000. Gross profit margin in 2001 reflects the impact of lower sales of consumer healthcare products and unfavorable foreign exchange, offset largely by the higher gross margin from our safety-engineered products.

         Selling and administrative expense of $983 million in 2001 was 26.2% of revenues, compared to $974 million in 2000, or 26.9% of revenues. Incremental spending for growth initiatives was offset, in part, by favorable foreign currency translation and savings associated with the 2000 worldwide organizational restructuring plan.

         Investment in research and development in 2001 was $212 million, or 5.7% of revenues. Research and development expense in 2000 was $219 million, or 6% of revenues, excluding an in-process research and development charge of $5 million. This charge represented the fair value of certain acquired research and development projects in the area of cancer diagnostics, which were determined not to have reached technological feasibility and which do not have alternative future uses. Incremental spending was primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring. Investment in research and development in 2001 reflects lower spending than in 2000, which included clinical trial costs for the BD Phoenix instrument platform and costs relating to the transdermal business unit that was divested in the first quarter of 2001.

         Operating margin in 2001 was 17% of revenues. Excluding special and other charges and purchased in-process research and development charges in 2000, operating margin would have been 16.3% in 2000. The increase in operating margin reflects the revenue growth, along with the favorable effect of continued control over costs.

         Net interest expense of $55 million in 2001 was $19 million lower than in 2000, primarily due to lower debt levels and lower short-term interest rates.

         Other income, net in 2000 of $79 million included gains on investments of $73 million relating to the sale of two equity investments, which are described more fully in Note 8 of the Notes to Consolidated Financial Statements. Other income, net in 2000 also included the favorable effect of legal settlements and a gain on an investment hedge that more than offset foreign exchange losses and net losses relating to assets held for sale.

         The effective tax rate in 2001 was 24% compared to 24.4% in 2000, reflecting a favorable mix in income among tax jurisdictions.

         Net income and diluted earnings per share before the cumulative effect of accounting change in 2001 were $438 million, or $1.63, respectively, compared with $393 million, or $1.49 in 2000. Earnings per share in 2000 would have remained about the same, excluding special and other charges, purchased in-process research and development charges, investment gains and a favorable tax benefit from the conclusion of a number of tax examinations in 2000.

         As discussed above, we adopted SAB 101, effective October 1, 2000 and recorded a cumulative effect of change in accounting principle of $37 million, net of income tax benefit of $25 million. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion.

         Net income in 2001 was $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

Financial Review                                   Becton, Dickinson and Company

         Capital expenditures were $371 million in 2001, compared to $376 million in 2000, reflecting continued spending for safety-engineered devices. Medical, Clinical Lab and Biosciences capital spending totaled $266 million, $62 million and $24 million, respectively, in 2001. Funds expended outside the above segments included amounts related to Genesis.

         Net cash used for financing activities was $201 million in 2001 as compared to $219 million during 2000. During 2001, total debt decreased $180 million, primarily as a result of increased funds from operations that were used to pay down short-term debt. Short-term debt was 37% of total debt at year end, compared to 45% at the end of 2000. Our weighted average cost of total debt at the end of 2001 was 4.8%, down from 7.0% at the end of 2000 due to the reduction in interest rates of short-term borrowings and the impact of interest rate swaps entered into in 2001.

         Return on equity was 18.7% in 2001, or 20.3% excluding the 2001 cumulative effect of change in accounting principle, compared with 21.1% in 2000.

--------------------------------------------------------------------------------
Future Impact of Currently Known Trends

Pension Plan Assets and Assumptions-We have experienced a reduction in the market value of assets held by our U.S. pension plan primarily as a result of the decline in the U.S. equity markets. Our pension plan assets also were reduced by normally scheduled benefit payments to plan participants. As previously discussed, because of these declines, we made a $100 million funding contribution to the U.S. pension plan early in fiscal 2003, in addition to the $100 million contribution made in fiscal 2002. The market value decline is expected to negatively impact pension expense in 2003. In addition, based on an annual internal study of actuarial assumptions, the expected long-term rate of return on plan assets was reduced to 8.00% from 9.75%, the discount rate was reduced to 6.75% from 7.50% and the salary rate was reduced to 4% from 4.25%. As a result of these developments, the 2003 net periodic benefit cost for the U.S. pension plan is anticipated to be approximately $24 million higher than in 2002.

Pending Adoption of New Accounting Standards-The Financial Accounting Standards Board (FASB) issued, in August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions.The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement. We have adopted the provisions of this Statement effective October 1, 2002, and do not expect that the Statement will have a material impact on our consolidated financial position or results of operations in 2003.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance had required that liabilities for exit costs be recognized at the date of an entity's commitment to an exit plan. We are required to adopt the provisions of this Statement for any exit or disposal activities that are initiated after December 31, 2002, and do not expect that this Statement will have a material impact on our consolidated financial position or results of operations in 2003.

--------------------------------------------------------------------------------
Critical Accounting Policies

The Financial Review discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. However, we believe that given the current facts and circumstances, it is unlikely that applying any such alternative judgments would materially impact the accompanying financial statements. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of BD's consolidated financial statements.

Revenue Recognition-We recognize revenue for instruments sold from the Biosciences segment upon installation at the customer's site, due to the fact that a substantive installation effort is required and only we can perform the service. We also defer revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and these distributors have implied rights of return on unsold merchandise held by them. We recognize revenue on these products upon the sell-through of the respective product from the distribution channel partner to its end customer. In determining the amount of sales to record each quarter, we rely on independent sales and inventory data provided to us from distribution channel partners. Substantially all other revenue is recognized when products are shipped to customers.

Financial Review                                   Becton, Dickinson and Company

Investments-We hold minority interests in companies having operations or technology in areas within or adjacent to BD's strategic focus. Some of these companies are publicly traded for which share prices are available, and some are non-publicly traded whose value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Restructuring-During the current year, we recorded reserves in connection with our Medical manufacturing restructuring program. These reserves include estimates pertaining to employee separation costs. In fiscal years 2000 and 1998, we also recorded reserves related to restructuring programs. These reserves included estimates pertaining to employee separation costs, as well as litigation defense costs associated with our latex glove business, which was divested in 1995. See "Litigation-Other than Environmental" section above and "Contingencies" section below for further discussion. Although we do not anticipate significant changes, the actual costs may differ from these estimates. As discussed earlier, the accounting for certain restructuring costs will change upon the future adoption of SFAS No. 146; however, it is not expected to impact charges already recorded.

Contingencies-We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 13 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The reserves may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Benefit Plans-We have significant pension and post-retirement benefit costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related pension and post-retirement benefit costs may occur in the future due to changes in the assumptions. See additional discussion above concerning our U.S. pension plan.

Stock-Based Compensation-As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently account for stock options by the disclosure-only provision of this Statement, and therefore we use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years.

         If we had elected to account for our stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method, the estimated fair value of awards would have been charged against income on a straight-line basis over the vesting period. For the year ended September 30, 2002, our net income and diluted earnings per share would have been lower by an estimated $35 million and 13 cents, respectively, under the fair value method. This effect may not be representative of the pro forma effect on net income in future years.

--------------------------------------------------------------------------------
Cautionary Statement Pursuant to Private Securities
Litigation Reform Act of 1995-"Safe Harbor" for
Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareholders. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements which address operating performance or events or developments that we expect or anticipate will occur in the future-including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results-are forward-looking statements within the meaning of the Act.

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

Financial Review                                   Becton, Dickinson and Company

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

o The effects, if any, of governmental and media activities relating to U.S. Congressional hearings regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.

o Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.

o Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.

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

o Significant litigation adverse to BD, including product liability claims, patent infringement claims, and antitrust claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

o The effects, if any, of adverse media exposure or other publicity regarding allegations made or related to litigation pending against BD.

o Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.

o The effect of market fluctuations on the value of assets in BD's pension plans and the possibility that BD may need to make additional contributions to the plans as a result of any decline in the value of such assets.

o Our ability to effect infrastructure enhancements and incorporate new systems technologies into our operations.

o Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the Food and Drug Administration (or foreign counterparts) or declining sales.

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

o The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally, in the health-care industry.

o Issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board or the Securities and Exchange Commission.

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



Edward J. Ludwig              John R. Considine               William A. Tozzi
Edward J. Ludwig              John R. Considine               William A. Tozzi
Chairman, President           Executive Vice President        Vice President
and Chief Executive Officer   and Chief Financial Officer     and Controller

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2002 and 2001, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 2 to the financial statements, in fiscal year 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."


                                                               Ernst & Young LLP

New York, New York
November 6, 2002

                                                   Becton, Dickinson and Company

Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts


                                                                                   2002           2001           2000
---------------------------------------------------------------------------------------------------------------------
Operations
Revenues                                                                     $4,033,069    $ 3,746,182    $ 3,618,334
Cost of products sold                                                         2,083,669      1,913,292      1,848,332
Selling and administrative expense                                            1,032,043        983,296        973,902
Research and development expense                                                220,186        211,834        223,782
Special charges                                                                  21,508             --         57,514
---------------------------------------------------------------------------------------------------------------------
Total Operating Costs and Expenses                                            3,357,406      3,108,422      3,103,530
---------------------------------------------------------------------------------------------------------------------

Operating Income                                                                675,663        637,760        514,804

Interest expense, net                                                           (33,304)       (55,414)       (74,197)
Other (expense) income, net                                                     (13,770)        (5,596)        79,327
---------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative
  Effect of Change in Accounting Principle                                      628,589        576,750        519,934

Income tax provision                                                            148,607        138,348        127,037
---------------------------------------------------------------------------------------------------------------------

Income Before Cumulative Effect of Change in Accounting Principle               479,982        438,402        392,897

Cumulative effect of change in accounting principle, net of tax                      --        (36,750)            --
---------------------------------------------------------------------------------------------------------------------

Net Income                                                                   $  479,982      $ 401,652      $ 392,897
=====================================================================================================================
Basic Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle                   $     1.85      $    1.69      $    1.54
Cumulative effect of change in accounting principle, net of tax                      --          (0.14)            --
---------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                                     $     1.85      $    1.55      $    1.54
=====================================================================================================================
Diluted Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle                   $     1.79      $    1.63      $    1.49
Cumulative effect of change in accounting principle, net of tax                      --          (0.14)            --
---------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                                   $     1.79      $    1.49      $    1.49
=====================================================================================================================


See Notes to Consolidated Financial Statements

Statements                                         Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

                                                                               2002                2001                2000
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                 $479,982            $401,652           $ 392,897
---------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Loss, Net of Tax

  Foreign currency translation adjustments                                   16,472             (38,704)           (161,304)
  Minimum pension liability adjustment                                      (77,661)                 --                  --
  Unrealized gains (losses) on investments, net of amounts recognized         4,005              (3,616)              2,558
  Unrealized losses on cash flow hedges, net of amounts realized               (380)             (4,013)                 --
---------------------------------------------------------------------------------------------------------------------------

Other Comprehensive Loss                                                    (57,564)            (46,333)           (158,746)
---------------------------------------------------------------------------------------------------------------------------

Comprehensive Income                                                       $422,418            $355,319           $ 234,151
===========================================================================================================================


See Notes to Consolidated Financial Statements

Statements                                         Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts and numbers of shares

                                                                                      2002                 2001
---------------------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and equivalents                                                         $   243,115          $    82,129
  Short-term investments                                                             1,850                4,571
  Trade receivables, net                                                           745,998              768,047
  Inventories                                                                      697,696              707,744
  Prepaid expenses, deferred taxes and other                                       240,048              200,451
---------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                         1,928,707            1,762,942
Property, Plant and Equipment, Net                                               1,765,730            1,716,023
Goodwill, Net                                                                      492,327              431,452
Core and Developed Technology, Net                                                 283,166              304,688
Other Intangibles, Net                                                             126,758              164,643
Capitalized Software, Net                                                          284,109              231,123
Other                                                                              159,663              191,416
---------------------------------------------------------------------------------------------------------------
Total Assets                                                                   $ 5,040,460          $ 4,802,287
===============================================================================================================
Liabilities
Current Liabilities
  Short-term debt                                                              $   434,642          $   454,012
  Accounts payable                                                                 224,645              205,046
  Accrued expenses                                                                 310,238              352,589
  Salaries, wages and related items                                                225,694              202,900
  Income taxes                                                                      57,234               50,129
---------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                    1,252,453            1,264,676
Long-Term Debt                                                                     802,967              782,996
Long-Term Employee Benefit Obligations                                             391,607              335,731
Deferred Income Taxes and Other                                                    105,459               90,117

Shareholders' Equity
ESOP convertible preferred stock-$1 par value:
  authorized-1,016,949 shares; issued and outstanding-639,262 shares
  in 2002 and 686,922 shares in 2001                                                37,945               40,528
Preferred stock, series A-$1 par value: authorized-500,000 shares; none issued          --                   --
Common stock-$1 par value: authorized-640,000,000 shares;
  issued-332,662,160 shares in 2002 and 2001                                       332,662              332,662
Capital in excess of par value                                                     185,122              148,690
Retained earnings                                                                3,514,465            3,137,304
Unearned ESOP compensation                                                          (7,847)             (12,001)
Deferred compensation                                                                8,496                7,096
Common shares in treasury-at cost-77,132,248 shares in 2002
  and 73,425,478 shares in 2001                                                 (1,137,583)            (937,790)
Accumulated other comprehensive loss                                              (445,286)            (387,722)
---------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                                   2,487,974            2,328,767
---------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                     $ 5,040,460          $ 4,802,287
===============================================================================================================


See Notes to Consolidated Financial Statements

Statements                                         Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

                                                                              2002                2001                2000
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                               $ 479,982           $ 401,652           $ 392,897
Adjustments to net income to derive net cash
 provided by operating activities:
  Depreciation and amortization                                            304,865             305,700             288,255
  Pension contribution                                                    (100,000)                 --                  --
  Cumulative effect of change in accounting principle, net of tax               --              36,750                  --
  Non-cash special charges                                                   6,526                  --               4,543
  Deferred income taxes                                                     57,202              37,400              37,246
  Losses (gains) on investments, net                                        18,576                  --             (76,213)
  Change in operating assets (excludes impact of acquisitions):
   Trade receivables                                                        32,585             (34,063)             11,688
   Inventories                                                              21,112             (32,290)            (64,663)
   Prepaid expenses, deferred taxes and other                                 (222)            (18,652)            (12,106)
   Accounts payable, income taxes and other liabilities                     (1,241)             67,519              44,854
  Other, net                                                                16,648              14,629             (11,008)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                  836,033             778,645             615,493
--------------------------------------------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                                      (259,703)           (370,754)           (376,372)
Acquisitions of businesses, net of cash acquired                                --             (30,953)            (21,272)
Proceeds (purchases) of short-term investments, net                          3,054                (530)              1,299
Proceeds from sales of long-term investments                                 4,598               7,632             101,751
Purchases of long-term investments                                          (3,397)            (24,938)             (9,273)
Capitalized software                                                       (81,376)            (72,231)            (50,397)
Other, net                                                                 (24,297)            (50,155)            (49,135)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                    (361,121)           (541,929)           (403,399)
--------------------------------------------------------------------------------------------------------------------------

Financing Activities
Change in short-term debt                                                  (18,819)            (82,600)            (98,496)
Proceeds of long-term debt                                                   4,526               2,987                 948
Payment of long-term debt                                                  (11,096)           (103,104)            (60,923)
Repurchase of common stock                                                (223,961)                 --                  --
Issuance of common stock                                                    38,069              82,925              34,724
Dividends paid                                                            (102,459)           (101,329)            (95,749)
--------------------------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                      (313,740)           (201,121)           (219,496)
--------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                       (186)             (2,662)             (3,334)
--------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Equivalents                            160,986              32,933             (10,736)
Opening Cash and Equivalents                                                82,129              49,196              59,932
--------------------------------------------------------------------------------------------------------------------------
Closing Cash and Equivalents                                             $ 243,115           $  82,129           $  49,196
===========================================================================================================================


See Notes to Consolidated Financial Statements

                                                   Becton, Dickinson and Company

Notes to Consolidated
Financial Statements
Thousands of dollars, except per-share amounts and numbers of shares

Index
Note    Subject                                                 Page
 1      Summary of Significant Accounting Policies                38
 2      Accounting Changes                                        40
 3      Employee Stock Ownership Plan/
        Savings Incentive Plan                                    41
 4      Benefit Plans                                             42
 5      Special and Other Charges                                 43
 6      Acquisitions                                              45
 7      Income Taxes                                              45
 8      Supplemental Financial Information                        46
 9      Debt                                                      47
10      Financial Instruments                                     47
11      Shareholders' Equity                                      49
12      Comprehensive Income                                      50
13      Commitments and Contingencies                             50
14      Stock Plans                                               52
15      Earnings Per Share                                        54
16      Segment Data                                              54


1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries ("Company") after the elimination of inter-company transactions.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and three to 20 years for leasehold improvements. Depreciation expense was $201,558, $179,411, and $168,846 in fiscal 2002, 2001, and 2000, respectively.

Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, as discussed in Note 2. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of the Statement. Core and developed technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions.

          Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from three to 40 years, using the straight-line method. These intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment.

Notes                                              Becton, Dickinson and Company

Capitalized Software

Capitalized software primarily represents costs associated with our enterprise-wide program to upgrade our business information systems, known internally as "Genesis". The costs associated with the Genesis program will be fully amortized by 2009, with amortization expense being primarily reported as Selling and administrative expense.

Revenue Recognition

Revenue is recognized on the sale of instruments in the Biosciences segment upon completion of installation at the customer's site. The Company also defers revenue recognition related to branded insulin syringe products sold to distributors in the U.S. consumer trade channel. Revenue is recognized for these sales upon the sell-through of such product from the distribution channel partner to the end customer. See Note 2 for additional discussion.
Substantially all other revenue is recognized when products are shipped to customers.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $174,942, $164,401, and $148,571 in fiscal 2002, 2001, and
2000, respectively.

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

Derivative Financial Instruments

In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. See Note 10 for additional discussion on financial instruments.

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

Notes                                              Becton, Dickinson and Company

2. Accounting Changes

Goodwill and Other Intangible Assets

Effective October 1, 2001, the Company adopted the provisions of SFAS
No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, among other things, changes the criteria for recognizing intangible assets apart from goodwill. SFAS No. 142 stipulates that goodwill and indefinite-lived intangible assets will no longer be amortized, but instead will be periodically reviewed for impairment. Diluted earnings per share for fiscal 2002 reflect an approximate ten-cent benefit from the adoption of SFAS No. 142.

          Upon adoption of these Statements, the Company reclassified approximately $28,500 of assets from Other Intangibles, Net to Goodwill, Net, primarily related to assembled workforce. These assets did not meet the criteria for recognition apart from goodwill under SFAS No. 141. Of this amount, approximately $18,400 related to the Biosciences segment and approximately $10,100 related to the Medical segment. The Company also ceased amortizing certain trademarks that were deemed to have indefinite lives as they are expected to generate cash flows indefinitely. The following table reconciles reported net income to that which would have been reported if the current method of accounting for goodwill and indefinite-lived asset amortization was used for the years ended September 30, 2001, and 2000:


                                      2002          2001            2000
------------------------------------------------------------------------
Reported Net Income               $479,982      $401,652        $392,897
Goodwill Amortization                   --        25,943          25,590
Amortization of Indefinite-Lived
 Intangible Assets                      --         1,307           1,311
                                  --------------------------------------
Adjusted Net Income               $479,982      $428,902        $419,798
                                  ======================================
Basic Earnings Per Share          $   1.85      $   1.55        $   1.54
Goodwill Amortization                   --           .10             .10
Amortization of Indefinite-Lived
 Intangible Assets                      --           .01             .01
                                  --------------------------------------
Adjusted Basic Earnings
 Per Share                        $   1.85      $   1.66        $   1.65
                                  ======================================
Diluted Earnings Per Share        $   1.79      $   1.49        $   1.49
Goodwill Amortization                   --           .10             .10
Amortization of Indefinite-Lived
 Intangible Assets                      --            --              --
                                  --------------------------------------
Adjusted Diluted Earnings
Per Share                         $   1.79      $   1.59        $   1.59
                                  ======================================

          Intangible amortization expense was $37,753 in fiscal 2002. The estimated aggregate amortization expense for the fiscal years ending September 30, 2003 to 2007 are as follows: 2003-$37,500; 2004-$36,900; 2005-$35,200;
2006-$32,200; 2007-$32,100.

          Intangible assets at September 30 consisted of:

                                               2002                                2001
-----------------------------------------------------------------------------------------------
                                       Gross                           Gross
                                    Carrying      Accumulated       Carrying        Accumulated
                                      Amount     Amortization         Amount       Amortization
-----------------------------------------------------------------------------------------------
Amortized intangible assets
Core and Developed Technology       $370,044         $ 86,878     $  370,044           $ 65,356
Patents, Trademarks, & Other         308,202          199,065        358,604            193,961
Goodwill                                  --               --        594,695            163,243
                                    -----------------------------------------------------------
Total                               $678,246         $285,943     $1,323,343           $422,560
                                    ===========================================================
Unamortized intangible assets
Goodwill(A)                         $492,327                              --
Trademarks(B)                         17,621                              --
                                    -----------------------------------------------------------
Total                               $509,948                      $       --
                                    ===========================================================

(A) Net of accumulated amortization of $175,903.

(B) Net of accumulated amortization of $6,175.

         On March 31, 2002, the Company completed its goodwill impairment assessment as required by SFAS No. 142. The adoption of this aspect of SFAS No. 142 did not result in a goodwill impairment and therefore had no impact on the results of operations or financial condition of the Company.

         Revenue Recognition

         Effective October 1, 2000, the Company changed its method of revenue recognition for certain products in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). As a result, the Company recorded the following accounting changes.

Notes                                              Becton, Dickinson and Company

          The Company changed its accounting method for revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominantly sold under incentive programs and these distributors have implied rights of return on unsold merchandise held by them. The Company previously recognized this revenue upon shipment to these distributors, net of appropriate allowances for sales returns. Effective October 1, 2000, the Company changed its method of accounting for revenue related to these product sales to recognize such revenues upon the sell-through of the respective product from the distribution channel partner to the end customer. The Company believes this change in accounting principle is the preferable method. The cumulative effect of this change in accounting method was a charge of $52,184 or $30,789, net of taxes.

          The Company also changed its accounting method for recognizing revenue on certain instruments in the Biosciences segment. Prior to the adoption of SAB 101, the Company's accounting policy was to recognize revenue upon delivery of instruments to customers but prior to installation at the customer's site. The Company had routinely completed such installation services successfully in the past, but a substantive effort is required for the installation of these instruments and only the Company can perform the service. Therefore, effective October 1, 2000, the Company recognizes revenues for these instruments upon completion of installation at the customer's site. The cumulative effect of this change in accounting method was a charge of $9,772, or $5,961 net of taxes.

          The total cumulative effect of these accounting changes on prior years resulted in an after-tax charge to income of $36,750 for the year ended September 30, 2001. Of the $80,700 of revenues included in the cumulative effect adjustment, $44,300 and $28,500 were included in the restated revenues for the first and second quarters of fiscal 2001, respectively, with the remainder substantially recognized by the end of the third quarter. The adoption of SAB 101 increased Biosciences revenues for 2001 by approximately $3,400 and decreased Medical Systems revenues for 2001 by about $3,100. Consequently, the adoption of SAB 101 had an immaterial effect on revenues for the year ended September 30, 2001.

          As of September 30, 2002 and 2001, the deferred profit balances recorded as Accrued Expenses were $10,807 and $62,100, respectively.

          If the accounting change were made retroactively, the unau-dited pro forma consolidated net income, basic earnings per share, and diluted earnings per share for the year ended September 30, 2000, would have been $385,721, $1.52, and $1.46, respectively.

Adoption of New Accounting Standards

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement requires that one accounting model be used for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions relating to long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated by a commitment to a plan after the effective date of the Statement. The Company will adopt the provisions of this Statement effective October 1, 2002, and does not expect that this Statement will have a material impact on its consolidated financial position or results of operations in 2003.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Previous guidance had required that liabilities for exit costs be recognized at the date of an entity's commitment to an exit plan. The Company is required to adopt the provisions of this Statement for any exit or disposal activities that are initiated after December 31, 2002, and does not expect that this Statement will have a material impact on its consolidated financial position or results of operations in 2003.

3. Employee Stock Ownership Plan/
Savings Incentive Plan

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

          Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

                                           2002         2001          2000
--------------------------------------------------------------------------
Total expense of the
 Savings Incentive Plan                 $ 2,737       $2,989        $3,442
Compensation expense
 (included in total expense above)      $ 1,863       $1,855        $2,017
Dividends on ESOP shares used
 for debt service                       $ 2,553       $2,721        $2,916
Number of preferred shares
 allocated at September 30              476,938      457,921       441,530
                                        ==================================


          The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $105,879 at September 30, 2002.

Notes                                              Becton, Dickinson and Company

4. Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.

          In November 2001, the Company made a $100 million cash contribution to the U.S. pension plan. The Company made an additional $100 million cash contribution to this plan in the first quarter of fiscal year 2003. The Company made these contributions because of the decline in the market value of pension assets during fiscal years 2002 and 2001.

          The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2002 and 2001 for these plans were as follows:


                                                                Pension Plans       Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------
                                                            2002             2001            2002            2001
Change in benefit obligation:
Benefit obligation at beginning of year                 $707,392         $654,588        $200,011        $185,425
Service cost                                              35,702           33,121           2,609           2,418
Interest cost                                             49,095           46,344          14,419          13,841
Plan amendments                                            4,220            2,503              --          (2,500)
Benefits paid                                            (41,064)         (51,660)        (18,497)        (16,031)
Actuarial loss                                            84,547           25,914          23,832          16,858
Settlement                                                    --           (4,335)             --              --
Other, includes translation                               13,030              917              --              --
                                                        ---------------------------------------------------------
Benefit obligation at end of year                       $852,922         $707,392        $222,374        $200,011
                                                        =========================================================

Change in plan assets:
Fair value of plan assets at beginning of year          $490,913        $592,835         $     --        $     --
Actual return on plan assets                             (50,215)        (62,126)              --              --
Employer contribution                                    110,325          14,697               --              --
Benefits paid                                            (41,064)        (51,660)              --              --
Settlement                                                    --          (4,335)              --              --
Other, includes translation                                9,202           1,502               --              --
                                                        ---------------------------------------------------------
Fair value of plan assets at end of year                $519,161        $490,913         $     --        $     --
                                                        =========================================================
Funded status:
Unfunded benefit obligation                            $(333,761)      $(216,479)       $(222,374)      $(200,011)
Unrecognized net transition obligation                     1,241           1,325               --              --
Unrecognized prior service cost                            2,992          (1,646)         (37,919)        (44,084)
Unrecognized net actuarial loss                          307,067         119,662           61,904          39,495
                                                       ----------------------------------------------------------
Accrued benefit cost                                   $ (22,461)      $ (97,138)       $(198,389)      $(204,600)
                                                       ==========================================================

Amounts recognized in the consolidated balance
sheets consisted of:
Prepaid benefit cost                                   $  13,258       $  17,410        $      --       $      --
Accrued benefit liability                               (168,907)       (114,548)        (198,389)       (204,600)
Intangible asset                                           2,918              --               --              --
Accumulated other comprehensive income,
 before income taxes                                     130,270              --               --              --
                                                       ----------------------------------------------------------
Net amount recognized                                  $ (22,461)      $ (97,138)       $(198,389)      $(204,600)
                                                       ==========================================================


         Foreign pension plan assets at fair value included in the preceding table were $134,300 and $125,568 at September 30, 2002 and 2001, respectively. The foreign pension plan projected benefit obligations were $189,066 and $147,283 at September 30, 2002 and 2001, respectively.

         The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $771,060, $613,018, and $446,908, respectively as of September 30, 2002, and $35,257, $29,653, and $18,349,
respectively as of September 30, 2001.

Notes                                              Becton, Dickinson and Company

         Net pension and postretirement expense included the following components:

                                                        Pension Plans                        Other Postretirement Benefits
--------------------------------------------------------------------------------------------------------------------------
                                                2002         2001          2000            2002        2001           2000
--------------------------------------------------------------------------------------------------------------------------
Components of net pension and postretirement costs:
Service cost                                $ 35,702     $ 33,121      $ 32,743         $ 2,609     $ 2,418        $ 2,237
Interest cost                                 49,095       46,344        43,213          14,419      13,841         13,505
Expected return on plan assets               (52,560)     (58,203)      (58,880)             --          --             --
Amortization of prior service cost              (136)        (282)       (1,212)         (6,233)     (6,017)        (6,017)
Amortization of (gain) loss                    3,064         (268)         (659)          1,626         363            694
Amortization of net obligation                    12           22          (575)             --          --             --
Curtailment gain                                  --           --        (1,528)             --          --             --
Special termination benefits                      --           --           143              --          --             --
                                            ------------------------------------------------------------------------------
Net pension and postretirement costs        $ 35,177     $ 20,734      $ 13,245         $12,421     $10,605        $10,419
                                            ==============================================================================

         Net pension expense attributable to foreign plans included in the preceding table was $8,478, $7,189, and $8,580 in 2002, 2001, and 2000,
respectively.

         The assumptions used in determining benefit obligations were as follows:

                                                                                               Other
                                                   Pension Plans                       Postretirement Benefits
--------------------------------------------------------------------------------------------------------------
                                                 2002         2001                         2002           2001
--------------------------------------------------------------------------------------------------------------
Discount rate:
U.S. plans                                      6.75%         7.50%                        6.75%          7.50%
Foreign plans (average)                         5.18%         5.74%                          --             --
Expected return on plan assets:(A)
U.S. plans                                      8.00%         9.75%                          --             --
Foreign plans (average)                         7.15%         7.37%                          --             --
Rate of compensation increase:
U.S. plans                                      4.00%         4.25%                        4.00%          4.25%
Foreign plans (average)                         3.17%         3.51%                          --             --

(A) Used in the determination of the subsequent year's net pension expense.

         At September 30, 2002, the healthcare trend rates were 10% pre- and post-age 65, deceasing to an ultimate rate of 5% beginning in 2008. At September 30, 2001, the corresponding healthcare trend rates were 7% pre-age 65, 6% post-age 65 and an ultimate rate of 6% beginning in 2003. A one percentage point increase in healthcare cost trend rates in each year would increase the accumulated postre-tirement benefit obligation as of September 30, 2002, by $10,455 and the aggregate of the service cost and interest cost components of 2002 annual expense by $710. A one percentage point decrease in the health-care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2002, by $9,009 and the aggregate of the 2002 service cost and interest cost by $611.

         The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $13,599, $15,107, and $22,364 in 2002, 2001, and 2000, respectively.

5. Special and Other Charges

The Company recorded special charges of $21,508, $57,514, and $90,945 in fiscal years 2002, 2000, and 1998, respectively.

Fiscal Year 2002

The Company recorded special charges of $9,937 and $15,760 during the second and third quarters of fiscal 2002, respectively, related to a manufacturing restructuring program in the BD Medical Systems ("Medical") segment that is aimed at optimizing manufacturing efficiencies and improving the Company's competitiveness in the different markets in which it operates. Of these charges, $19,171 represented exit costs, which included $18,533 related to severance costs. This program involves the termination of 533 employees in China, France, Germany, Ireland, Mexico, and the United States. As of September 30, 2002, 268 of the targeted employees had been severed. The Company expects these terminations to be completed and the related accrued severance to be substantially paid by the end of fiscal 2003. Also included in current year special charges were asset write-downs of $6,526. Included in this amount were asset impairments in China of $5,109 that represented the excess carrying values over the fair values of machinery and equipment, based on discounted cash flow estimates. The depreciation of the remaining carrying value of these assets is being accelerated over the period remaining until the completion of the exit plan. The remaining asset write-downs recorded in the special charge included machinery and equipment, which were written down to zero. These assets were taken out of service immediately after the write-down occurred and will be scrapped.

         Offsetting special charges in the third quarter of 2002 were $4,189 of reversals of fiscal 2000 special charges. These charges primarily related to a manufacturing restructuring that took place in

Notes                                         Becton, Dickinson and Company

Europe and includes excess reserves primarily related to severance and lease cancellation costs. The lower severance costs were due to the ability to sever individuals at a lower cost. The lower lease cancellation cost was due to the decision not to exit a leased facility as originally planned. These changes primarily resulted from further analysis of our European manufacturing structure and a modified restructuring plan approved in the third quarter of 2002. These reversals, the majority of which related to the Medical segment, were recorded to Special Charges, consistent with the original accounting treatment.

          A summary of the 2002 special charge accrual activity follows:


                                        Severance        Restructuring
-----------------------------------------------------------------------
2002 Special Charges                      $18,500            $600
Payments                                   (5,100)             --
                                          -----------------------
Accrual Balance at September 30, 2002     $13,400            $600
                                          =======================

Fiscal Year 2000

The Company developed a worldwide organizational restructuring plan to align its existing infrastructure with its projected growth programs. This plan included the elimination of open positions and employee terminations from all businesses, functional areas and regions for the sole purpose of cost reduction. As a result of the approval of this plan in September 2000, the Company recorded $33,000 of exit costs, of which $31,700 related to severance costs. As discussed earlier, the Company reversed $4,189 of these charges in the third quarter of fiscal 2002 primarily related to severance and lease cancellation costs. Of the 600 employees originally targeted for termination under this plan, approximately 15 remained to be severed as of September 30, 2002. The remaining terminations and related accrued severance are expected to be substantially completed and paid by the first half of 2003.

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

          A summary of the 2000 special charge accrual activity follows:


                                  Severance      Restructuring           Other
-------------------------------------------------------------------------------
Accrual Balance at
  September 30, 2000              $ 31,700        $ 1,300               $20,000
Payments                           (25,400)          (100)               (8,300)
                                  ----------------------------------------------
Accrual Balance at
  September 30, 2001                 6,300          1,200                11,700
Reversals                           (3,000)        (1,200)                   --
Payments                            (2,600)            --                (9,300)
                                  ----------------------------------------------
Accrual Balance at
  September 30, 2002              $    700        $    --               $ 2,400
                                  ==============================================

          The Company recorded $13,100 of charges in Cost of products sold in the second quarter of fiscal 2000, associated with a product recall. These charges consisted primarily of costs associated with product returns, disposal of affected product, and other direct recall costs.

Fiscal Year 1998

In an effort to improve manufacturing efficiencies at certain locations, the Company initiated in 1998 two restructuring plans: the closing of a surgical blade plant in Hancock, New York and the consolidation of other production functions in Brazil, Spain, Australia and France. Total charges of $35,300 were recorded in 1998 relating to these restructuring plans, primarily in the Medical segment, and consisted of $15,400 relating to severance and other employee termination costs; $15,400 relating to manufacturing equipment write-offs; and $4,500 relating to remaining lease obligations.

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

     2. During the latter part of fiscal 1999 and early fiscal 2000, the U.S. healthcare marketplace experienced increased activity in the area of healthcare worker safety and sharp device injuries. In response to this significant shift in the marketplace and the enactment of state laws and the expected enactment of Federal law requiring the use of safety-engineered products, the Company reprioritized its efforts to deliver safety surgical blades to the marketplace. This decision resulted in an extension of the timeline necessary to enable the blade production move and the closure of the Hancock facility.

          The severance estimates increased as a result of the extension of the Hancock final closing date. The impact of the estimated increase in severance costs was offset by savings from certain other factors, including lower actual salary increases, and lower out-placement fees than were originally anticipated. Production at the Hancock facility ceased in September 2002, and approximately 28 employees remain to be terminated upon completion of remaining shutdown activities. The Company expects the accruals related to this restructuring plan to be substantially paid by December 2002.

Notes                                          Becton, Dickinson and Company

          The Company originally scheduled to complete the consolidation of the other production facilities within 12 to 18 months from the date the plans were finalized. Approximately 150 employees were estimated to be affected by these consolidations. Exit costs of approximately $23,000 associated with these activities included $3,100 of severance costs, with the remainder primarily related to write-offs of manufacturing equipment with a fair value of zero. At the time, the Company expected to remove all such assets, with the exception of Brazil and Spain manufacturing assets, from operations by September 1998. The Company reversed $6,300 of the charges relating to the Brazil and Spain restructuring plans in fiscal 1999 as a result of the decision not to exit certain production activities as originally planned. The Company also recorded a catch-up adjustment to cost of sales for depreciation not taken since the initial write-off of assets relating to these locations. The remaining consolidation activities in Australia and France were completed as planned, with a total of approximately 30 employees terminated.

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

          A summary of the 1998 special charge accrual activity follows:

                           Severance     Restructuring            Other
------------------------------------------------------------------------
Special Charges              $13,000           $ 4,500          $15,100
Payments                        (500)              (50)          (2,400)
                            --------------------------------------------
Accrual Balance at
  September 30, 1998          12,500             4,450           12,700
Reversals                     (1,500)               --               --
Payments                      (1,700)             (300)          (6,600)
                            --------------------------------------------

Accrual Balance at
  September 30, 1999           9,300             4,150            6,100
Payments                      (1,900)           (2,400)          (4,500)
                            --------------------------------------------
Accrual Balance at
  September 30, 2000           7,400             1,750            1,600
Payments                        (500)             (250)            (300)
                            --------------------------------------------
Accrual Balance at
  September 30, 2001           6,900             1,500            1,300
Payments                      (1,100)           (1,100)            (300)
                            --------------------------------------------
Accrual Balance at
  September 30, 2002         $ 5,800           $   400          $ 1,000
                            ============================================


          Other accruals of $15,100 primarily represented the estimated litigation defense costs, as discussed above.

6. Acquisitions

In January 2001, the Company completed its acquisition of Gentest Corporation, a privately held company serving the life sciences market in the areas of drug metabolism and toxicology testing of pharmaceutical candidates. The purchase price was approximately $29,000 in cash. Unaudited pro forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for either 2001 or 2000.

          This acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired company was included in the consolidated results of the Company from the acquisition date.

7. Income Taxes

The provision for income taxes is composed of the following charges (benefits):


                                2002              2001             2000
------------------------------------------------------------------------
Current:
Domestic:
 Federal                    $ 33,016          $ 49,053         $ 20,201
 State and local, including
 Puerto Rico                   7,900             7,728           13,843
Foreign                       50,489            44,167           55,747
                            --------------------------------------------
                              91,405           100,948           89,791
                            --------------------------------------------
Deferred:
 Domestic                     57,651            29,342           35,029
 Foreign                        (449)            8,058            2,217
                            --------------------------------------------
                              57,202            37,400           37,246
                            --------------------------------------------
                            $148,607          $138,348         $127,037
                            ============================================

          In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2002 and 2001, net current deferred tax assets of $71,362 and $64,121, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2002 and 2001. Net current deferred tax liabilities of $4,635 and $744, respectively, were included in Current Liabilities-Income taxes. Net non-current deferred tax liabilities of $77,249 and $57,318, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2002, the cumulative amount of such undistributed earnings approximated $1,614,000 against which substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Notes                                              Becton, Dickinson and Company

         Deferred income taxes at September 30 consisted of:

                                           2002                   2001                   2000
-----------------------------------------------------------------------------------------------------
                                     Assets Liabilities     Assets Liabilities     Assets Liabilities
-----------------------------------------------------------------------------------------------------
Compensation and benefits          $161,574    $     --   $155,889    $     --   $158,167    $     --
Property and equipment                   --     124,718         --     118,223         --     109,419
Purchase acquisition adjustments         --      70,656         --      87,603         --      98,472
Other                               159,546     134,182    172,981     110,338    199,726     118,186
                                   ------------------------------------------------------------------
                                    321,120     329,556    328,870     316,164    357,893     326,077
Valuation allowance                  (2,086)         --     (6,647)         --    (17,276)         --
                                   ------------------------------------------------------------------
                                   $319,034    $329,556   $322,223    $316,164   $340,617    $326,077
                                   ==================================================================

         A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                       2002    2001    2000
------------------------------------------------------------
Federal statutory tax rate             35.0%   35.0%   35.0%
State and local income taxes,
 net of federal tax benefit             1.2      .6      .9
Effect of foreign and Puerto Rican
 income and foreign tax credits        (9.3)   (8.2)   (8.7)
Research tax credit                    (1.4)   (2.0)   (1.6)
Purchased in-process research
 and development                         --      --      .3
Adjustments to estimated liability
 for prior years' taxes                  --      --    (2.0)
Other, net                             (1.9)   (1.4)     .5
                                       ---------------------
                                       23.6%   24.0%   24.4%
                                       =====================

         The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2002-$40,860 and $.15; 2001-$43,275 and $.16; and 2000-$40,500 and $.15.
The tax holidays expire at various dates through 2018.

         The Company made income tax payments, net of refunds, of $52,603 in 2002, $53,498 in 2001, and $51,010 in 2000.

         The components of Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle follow:

                            2002          2001          2000
------------------------------------------------------------
Domestic, including
 Puerto Rico            $336,596      $340,073      $285,228
Foreign                  291,993       236,677       234,706
                        ------------------------------------
                        $628,589      $576,750      $519,934
                        ====================================

8. Supplemental Financial Information

Other (Expense) Income, Net

         Other expense, net in 2002 included net losses on equity investments of $18,576. Included in these charges was a $9,725 loss on an equity investment in a publicly traded company. This investment had been trading below its original cost basis of $15,350 since the end of January 2002. As a result, the Company has deemed this decline in value as being other than temporary and has written down this investment to its fair value as of September 30, 2002. Other expense, net in 2002 also included other asset write-downs of $14,149, which includes $7,257 relating to assets held for sale. These charges were partially offset by foreign exchange gains of $15,596, net of hedging costs.

         Other expense, net in 2001 included foreign exchange losses of $8,762, including net hedging costs, and write-downs of investments to market value of $6,401. As discussed in Note 10, hedging costs of $8,121 related to option contracts, originally recorded in other income, net, have been reclassified as a reduction in revenues to conform with current year presentation.

         Other income, net in 2000 included net gains on investments of $76,213 related primarily to transactions involving two equity investments. In fiscal 2000, the Company sold portions of an investment for net gains of $44,508 before taxes and proceeds of $52,506. The cost of this investment was determined based upon the specific identification method. The Company had entered into a forward sale contract to hedge a portion of the proceeds. Also during fiscal 2000, the Company received 480,000 shares of common stock in a publicly traded company (parent) in exchange for its shares in a majority-owned subsidiary of the parent company. The total value of the stock received by the Company was $50,820. Based upon the fair value of the parent common stock at the date of the exchange and the cost basis of subsidiary stock, the Company recorded a gain upon the exchange of the shares. The Company also entered into forward sale contracts to hedge the proceeds from the anticipated sale of the parent common stock. The Company subsequently sold the parent common stock and settled the forward sale contracts. As a result of these transactions, the Company recorded a net gain of $28,810 before taxes.

Notes                                              Becton, Dickinson and Company

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $39,875 and $42,292 at September 30, 2002 and 2001, respectively.

Inventories              2002        2001
-----------------------------------------
Materials            $137,688    $160,208
Work in process       132,051     115,257
Finished products     427,957     432,279
                     --------------------
                     $697,696    $707,744
                     ====================

         Inventories valued under the LIFO method were $440,994 in 2002 and $422,805 in 2001. At September 30, 2002 and 2001, inventories valued under the LIFO method approximated current cost.

Property, Plant and Equipment            2002            2001
-------------------------------------------------------------
Land                               $   61,756      $   60,752
Buildings                           1,071,799       1,022,908
Machinery, equipment and fixtures   2,430,456       2,278,919
Leasehold improvements                 57,350          57,715
                                   --------------------------
                                    3,621,361       3,420,294
Less allowances for depreciation
 and amortization                   1,855,631       1,704,271
                                   --------------------------
                                   $1,765,730      $1,716,023
                                   ==========================

Supplemental Cash Flow Information

Noncash investing activities for the years ended September 30:

                            2002    2001       2000
---------------------------------------------------
Exchange of an investment
 in common stock            $ --    $ --    $35,800
Stock issued for
 business acquisitions      $241    $243    $   212

9. Debt

The components of Short-Term Debt follow:

                                           2002          2001
-------------------------------------------------------------
Loans payable:
 Domestic                              $415,131      $416,395
 Foreign                                  9,280        25,836
 Current portion of long-term debt       10,231        11,781
                                       ----------------------
                                       $434,642      $454,012
                                       ======================

         Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 2.0% and 3.8% at September 30, 2002 and 2001, respectively. In 2001, the Company put in place a $900 million syndicated credit facility, consisting of a $450 million 364-day line of credit expiring in August 2002 and a $450 million five-year line of credit expiring in August 2006. In August 2002, the 364-day line was renewed and extended for an additional 364-day period. The facility is available to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2002. In addition, the Company had unused short-term foreign lines of credit pursuant to informal arrangements of approximately $267,000 at September 30, 2002.

         The components of Long-Term Debt follow:

                                               2002          2001
-----------------------------------------------------------------
Domestic notes due through 2015
 (average year-end interest rate:
 4.8% - 2002; 5.6% - 2001)                 $ 17,923      $ 15,126
Foreign notes due through 2011
 (average year-end interest rate:
 4.8% - 2002; 4.6% - 2001)                    9,965         9,897
9.45% Guaranteed ESOP Notes
 due through July 1, 2004                     3,715        10,810
6.90% Notes due October 1, 2006             104,945        98,977
7.15% Notes due October 1, 2009             225,686       211,075
8.70% Debentures due January 15, 2025       105,683       102,061
7.00% Debentures due August 1, 2027         168,000       168,000
6.70% Debentures due August 1, 2028         167,050       167,050
                                           ----------------------
                                           $802,967      $782,996
                                           ======================

         Long-term debt balances as of September 30, 2002 and 2001 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 10.

         The Company has available $100,000 under a $500,000 shelf registration statement filed in October 1997 for the issuance of debt securities.

         The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2004 to 2007 are as follows: 2004-$6,065; 2005-$6,075; 2006-$1,294; 2007-$101,357.

         The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                                 2002             2001             2000
-----------------------------------------------------------------------
Charged to operations         $40,269          $61,585         $ 86,511
Capitalized                    17,952           28,625           24,946
                              -----------------------------------------
                              $58,221          $90,210         $111,457
                              =========================================

         Interest paid, net of amounts capitalized, was $39,153 in 2002, $63,760 in 2001, and $78,272 in 2000.

10. Financial Instruments

Foreign Exchange Contracts and Currency Options

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third-party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset

Notes                                              Becton, Dickinson and Company

gains and losses on the hedged transaction. The Company's foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, and Latin America.

         The Company hedges substantially all of its transactional foreign exchange exposures, primarily intercompany payables and receivables, through the use of forward contracts and currency options with maturities of less than 12 months. Gains or losses on these contracts are largely offset by gains and losses on the underlying hedged items. These foreign exchange contracts do not qualify for hedge accounting under SFAS No. 133.

         In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company's cash flows from certain third-party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is reclassified from accumulated other comprehensive income to revenues. The Company recorded hedge net gains of $3,502 and $12,368 to revenues in fiscal 2002 and 2001, respectively.

         Fiscal 2002 and 2001 revenues included hedging costs of $10,612 and $9,861, respectively, related to the purchased option contracts. In April 2001, the Company re-designated its cash flow hedges pursuant to Statement 133 implementation guidance released by the Derivatives Implementation Group of the FASB. This interpretation allows changes in time value of options to be included in effectiveness testing. Prior to the release of this guidance and the re-designation of these hedges, the Company recorded the change in the time value of options in Other expense, net. Hedging costs related to the option contracts of $8,121 in 2001 that had been recorded in Other expense, net have been reclassified as a reduction in revenues, to conform with current year presentation. The Company continues to record to Other expense, net the premium on the forward contracts, which is excluded from the assessment of hedge effectiveness. This premium was $2,209 and $994 in fiscal 2002 and 2001, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2002, will mature by September 30, 2003.

         The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded a loss of $1,071 in fiscal 2002 and a gain of $2,321 in fiscal 2001, to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Swaps

The Company's policy is to manage interest cost using a mix of fixed and floating debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swap are offset by changes in other comprehensive income. There was no ineffective portion to the hedges recognized in earnings during the period.

         As of September 30, 2002, other comprehensive income included an unrealized loss of $4,393, net of tax, relating to cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company's financial instruments at September 30, 2002 and 2001 were as follows:

                                                   2002                             2001
--------------------------------------------------------------------------------------------------
                                       Carrying             Fair         Carrying             Fair
                                          Value            Value            Value            Value
--------------------------------------------------------------------------------------------------
Assets:
 Other investments
 (non-current)(A)                      $  6,431         $  6,337         $ 20,299         $ 13,627
 Currency options(B)                      6,878            6,878            6,833            6,833
 Forward exchange contracts(B)            3,480            3,480               --               --
 Interest rate swaps(B)                  36,314           36,314           12,113           12,113
Liabilities:
 Forward exchange contracts(C)               --               --            1,635            1,635
 Long-term debt                         802,967          855,331          782,996          806,337
 Interest rate swaps(C)                   1,677            1,677               --               --
==================================================================================================

(A) Included in Other non-current assets.

(B) Included in Prepaid expenses, deferred taxes and other.

(C) Included in Accrued Expenses.

Concentration of Credit Risk

Substantially all of the Company's trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company's customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Notes                                              Becton, Dickinson and Company

11. Shareholders' Equity

    Changes in certain components of shareholders' equity were as follows:

                                       Series B,
                                            ESOP        Common
                                       Preferred         Stock    Capital in                     Unearned
                                           Stock     Issued at     Excess of        Retained         ESOP     Deferred
                                          Issued     Par Value     Par Value        Earnings Compensation Compensation
----------------------------------------------------------------------------------------------------------------------
Balance at October 1, 1999               $46,717      $332,662      $ 44,626      $2,539,020     $(20,310)      $5,949
 Net income                                                                          392,897
 Cash dividends:
  Common ($.37 per share)                                                            (93,544)
  Preferred ($3.835 per share),
   net of tax benefits                                                                (2,465)
 Common stock issued for:
  Employee stock plans, net                                           29,581
  Business acquisitions                                                  189
 Common stock held in trusts                                                                                       541
 Reduction in unearned ESOP
  compensation for the year                                                                         4,155
 Adjustment for redemption provisions     (3,147)                        679
----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000             43,570       332,662        75,075       2,835,908      (16,155)       6,490
 Net income                                                                          401,652
 Cash dividends:
  Common ($.38 per share)                                                            (97,897)
  Preferred ($3.835 per share),
   net of tax benefits                                                                (2,359)
 Common stock issued for:
  Employee stock plans, net                                           72,745
  Business acquisitions                                                  215
 Common stock held in trusts                                                                                       606
 Reduction in unearned ESOP
  compensation for the year                                                                         4,154
 Adjustment for redemption provisions     (3,042)                        655
----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001             40,528       332,662       148,690       3,137,304      (12,001)       7,096
 Net income                                                                          479,982
 Cash dividends:
  Common ($.39 per share)                                                           (100,521)
  Preferred ($3.835 per share),
   net of tax benefits                                                                (2,300)
 Common stock issued for:
  Employee stock plans, net                                           35,679
  Business acquisitions                                                  198
 Common stock held in trusts                                                                                     1,400
 Reduction in unearned ESOP
  compensation for the year                                                                         4,154
 Repurchase of common stock
 Adjustment for redemption provisions     (2,583)                        555
----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002            $37,945      $332,662      $185,122      $3,514,465     $ (7,847)      $8,496
======================================================================================================================




                                                Treasury Stock
                                        ----------------------------
                                            Shares            Amount
---------------------------------------------------------------------
Balance at October 1, 1999             (81,864,329)      $  (997,333)
 Net income
 Cash dividends:
  Common ($.37 per share)
  Preferred ($3.835 per share),
   net of tax benefits
 Common stock issued for:
  Employee stock plans, net              2,357,340            15,220
  Business acquisitions                      3,480                23
 Common stock held in trusts                (3,592)             (541)
 Reduction in unearned ESOP
  compensation for the year
 Adjustment for redemption provisions      341,393             2,468
---------------------------------------------------------------------
Balance at September 30, 2000          (79,165,708)         (980,163)
 Net income
 Cash dividends:
  Common ($.38 per share)
  Preferred ($3.835 per share),
   net of tax benefits
 Common stock issued for:
  Employee stock plans, net              5,423,069            40,564
  Business acquisitions                      3,630                28
 Common stock held in trusts               (16,346)             (606)
 Reduction in unearned ESOP
  compensation for the year
 Adjustment for redemption provisions      329,877             2,387
---------------------------------------------------------------------
Balance at September 30, 2001          (73,425,478)         (937,790)
 Net income
 Cash dividends:
  Common ($.39 per share)
  Preferred ($3.835 per share),
   net of tax benefits
 Common stock issued for:
  Employee stock plans, net              2,634,109            23,497
  Business acquisitions                      4,767                43
 Common stock held in trusts               (42,141)           (1,400)
 Reduction in unearned ESOP
  compensation for the year
 Repurchase of common stock             (6,607,800)         (223,961)
 Adjustment for redemption provisions      304,295             2,028
---------------------------------------------------------------------
Balance at September 30, 2002          (77,132,248)      $(1,137,583)
=====================================================================

Notes                                              Becton, Dickinson and Company

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

12. Comprehensive Income

The components of Accumulated other comprehensive loss are as follows:

                                                      2002           2001
--------------------------------------------------------------------------
Foreign currency translation adjustments         $(363,300)     $(379,772)
Minimum pension liability adjustment               (77,661)            --
Unrealized gains (losses) on investments                68         (3,937)
Unrealized losses on cash flow hedges               (4,393)        (4,013)
                                                 -------------------------
                                                 $(445,286)     $(387,722)
                                                 =========================

         Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

         The income tax provision recorded in fiscal year 2002 for the unrealized gains on investments was $2,800, while in fiscal year 2001 there was an income tax benefit of $2,500 on the unrealized losses on investments. The income tax benefits recorded in fiscal years 2002 and 2001 for cash flow hedges were $1,900 and $2,800, respectively. The income tax benefit amounts recorded in fiscal year 2002 for the minimum pension liability adjustment were $52,600. Income taxes are generally not provided for translation adjustments.

         The unrealized gains on investments included in other comprehensive loss for 2002 are net of reclassification adjustments of $8,000, net of tax, for recognized losses as defined by SFAS No. 115. The tax expense associated with these reclassification adjustments was $5,600. Reclassification adjustments related to investments were not significant in fiscal 2001.

         The unrealized losses on cash flow hedges included in other comprehensive loss for 2002 and 2001 are net of reclassification adjustments of $4,200 and $5,000, net of tax, respectively, for realized hedge gains recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax expense associated with these reclassification adjustments was $2,900 and $3,500, respectively.

13. Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $52,600 in 2002; $49,600 in 2001; and $49,200 in 2000. Future minimum rental commitments on noncancelable leases are as follows: 2003-$35,500; 2004-$31,500; 2005-$30,000; 2006-$18,900;
2007-$16,800 and an aggregate of $43,200 thereafter.

         As of September 30, 2002, the Company has certain future capital commitments aggregating approximately $84,400, which will be expended over the next several years.

Contingencies

Litigation-Other than Environmental

In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 519 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 227 of these cases have been closed with no liability to the Company (166 of which were closed with prejudice), and 14 cases have been settled for an aggregate de minimis amount. The Company is vigorously defending these remaining lawsuits.

         The Company, along with another manufacturer and several medical product distributors, is named as a defendant in six product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. The Company had previously been named as a defendant in five similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the six pending suits:

o In Texas, Usrey vs. Becton Dickinson et al., the Court of Appeals for the Second District of Texas filed an Opinion on August 16, 2001, reversing the trial court's certification of a class, and remanding the case to the trial court for further proceedings consistent with that opinion. Plaintiffs petitioned the appellate court for rehearing, which the Court of Appeals denied on October 25, 2001.

Notes                                              Becton, Dickinson and Company

o In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the court issued a decision on July 17, 2002, certifying a class. We have filed an appeal of the court's ruling with the Ohio Court of Appeals for the 10th Appellate Judicial District.

o In Illinois, McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the appeals court issued a decision on March 6, 2002, denying plaintiff's petition for review of the trial court's January 11, 2002 decision to deny class certification. On July 30, 2002, the plaintiff filed a motion with the trial court to reopen the issue of certification based on the Ohio decision in the Grant case. On November 22, 2002, the court issued an order denying plaintiff's renewed motion for class certification.

o In New York, Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states. Generally, these remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions, which are pending in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998; in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998; and in Federal court in New York, under the caption Benner vs. Becton Dickinson et al. (Case No. 99Civ 4798[WHP]), filed on June 1, 1999.

         The Company continues to oppose class action certification in these cases and will continue vigorously to defend these lawsuits, including pursuing all appropriate rights of appeal.

         The Company has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect its rights to additional coverage, the Company has filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company has withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. The Company has established reserves to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters.

         On January 18, 2002, Retractable Technologies, Inc. ("plaintiff") filed a second amended complaint against the Company, another manufacturer, and two group purchasing organizations ("GPOs") under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that the Company and other defendants conspired to exclude it from the market and to maintain the Company's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On February 22, 2002, the Company filed a motion to dismiss the second amended complaint. On August 2, 2002, the court issued a Memorandum Opinion and Order denying that motion. Discovery is proceeding, and a trial date has been set for April 8, 2003. The Company continues to vigorously defend this matter.

         The Company also is involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

         The Company currently is engaged in discovery or is otherwise in the early stages with respect to certain of the litigation to which it is a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against the Company present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, the Company is not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. While the Company believes that the claims against it are without merit and, upon resolution, should not have a material adverse effect on the Company, in view of the uncertainties discussed above, the Company could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. The Company continues to believe that it has a number of valid defenses to each of the suits pending against it and is engaged in a vigorous defense of each of these matters.

Environmental Matters

The Company also is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as "Super-fund," and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for estimated environmental liabilities based upon its best estimate within the range of probable losses, without considering possible third-party recoveries. While the Company believes that, upon resolution of such matters, the claims against it should not have a material adverse effect on it, the Company could incur charges in excess of presently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

Notes                                              Becton, Dickinson and Company

14. Stock Plans

Stock Option Plans

The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995, 1998 and 2002 Stock Option Plans made available 24,000,000; 10,000,000; and 12,500,000 shares of the Company's common stock for the granting of options to employees, respectively. At September 30, 2002, shares available for future grant under the 1995, 1998 and 2002 Plans were 545,119; 2,050,548; and
12,500,000, respectively. The Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 924,719 remained available for future grant as of September 30, 2002. All stock plan data has been retroactively restated to reflect the two-for-one stock splits in prior years, where applicable.

         A summary of changes in outstanding options is as follows:

                                                    2002                       2001                      2000
-----------------------------------------------------------------------------------------------------------------------
                                                         Weighted                   Weighted                   Weighted
                                             Options      Average       Options      Average       Options      Average
                                                 for     Exercise           for     Exercise           for     Exercise
                                              Shares        Price        Shares        Price        Shares        Price
                                         ------------------------------------------------------------------------------
Balance at October 1                      28,271,329       $23.80    30,516,315       $21.29    30,122,274       $20.33
Granted                                    5,460,162        32.45     4,635,232        31.90     3,727,955        27.94
Exercised                                 (2,570,626)       13.53    (5,354,447)       15.34    (2,287,523)       15.09
Forfeited, canceled or expired              (772,247)       31.98    (1,525,771)       28.20    (1,046,391)       30.80
                                         ------------------------------------------------------------------------------
Balance at September 30                   30,388,618       $26.02    28,271,329       $23.80    30,516,315       $21.29
                                         ==============================================================================
Exercisable at September 30               19,682,329       $22.92    20,534,073       $21.30    26,641,132       $20.23
                                         ==============================================================================
Weighted average fair value of
 options granted                         $     11.59                $     12.08                $     11.53
                                         ==============================================================================
Available for grant at September 30       16,020,386                  8,246,462                 11,555,118
                                         ==============================================================================

The maximum term of options is ten years. Options outstanding as of September 30, 2002, expire on various dates from January 2003 through September 2012.

                                                           September 30, 2002
-----------------------------------------------------------------------------------------------------------
                                          Options Outstanding                        Options Exercisable
-----------------------------------------------------------------------------------------------------------
                                               Weighted          Weighted                          Weighted
                                                Average           Average                           Average
Range Of                          Number       Exercise         Remaining             Number       Exercise
Option Exercise Price        Outstanding          Price  Contractual Life        Exercisable          Price
                             ------------------------------------------------------------------------------
$8.64-$12.55                   4,481,658         $10.81         2.8 Years          4,481,658         $10.81
18.83- 25.63                   8,255,582          22.63         5.0 Years          8,231,162          22.62
27.25- 34.96                  15,281,174          30.89         8.5 Years          4,720,346          29.12
35.06- 41.56                   2,370,204          35.19         7.4 Years          2,249,163          35.09
                             ------------------------------------------------------------------------------
                              30,388,618         $26.02         7.2 Years         19,682,329         $22.92
                             ==============================================================================

Notes                                              Becton, Dickinson and Company

         As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

         The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2002, 2001, or 2000.

         Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

         The following pro forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period, which generally ranges from zero to four years. The pro forma effect on net income for 2002, 2001, and 2000 may not be representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extend beyond the reported years.

                                       2002                             2001                              2000
-------------------------------------------------------------------------------------------------------------------------
                         As Reported        Pro Forma      As Reported        Pro Forma      As Reported        Pro Forma
-------------------------------------------------------------------------------------------------------------------------
Net Income                  $479,982         $445,092         $401,652         $368,135         $392,897         $361,639
Earnings Per Share:
  Basic                         1.85             1.72             1.55             1.42             1.54             1.42
  Diluted                       1.79             1.66             1.49             1.37             1.49             1.38
                            =============================================================================================

         The pro forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000: risk free interest rates of 4.50%, 5.57%, and 6.64%, respectively; expected volatility of 33.0%, 32.8%, and 35.4%, respectively; expected dividend yields of 1.16%; and expected lives of 6 years for each year presented.

Other Stock Plans

The Company has a compensatory Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2002, 64,915 shares were distributed. No awards were granted in 2002, 2001, or 2000. At September 30, 2002, 2,321,073 shares were reserved for future issuance, of which awards for 219,685 shares have been granted.

         The Company has a compensatory Restricted Stock Plan for Non-Employee Directors, which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2002, 2001, or 2000.

         The Company has a Directors' Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2002, 155,801 shares were held in trust, of which 11,323 shares represented Directors' compensation in 2002, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

Notes                                              Becton, Dickinson and Company

15. Earnings Per Share

For the years ended September 30, 2002, 2001, and 2000, the following table sets forth the computations of basic and diluted earnings per share, before the cumulative effect of accounting change (shares in thousands):

                                                  2002               2001               2000
---------------------------------------------------------------------------------------------
Income before cumulative
 effect of accounting change                  $479,982           $438,402           $392,897
Preferred stock dividends                       (2,553)            (2,721)            (2,916)
                                              -----------------------------------------------
Income available to common
 shareholders(A)                               477,429            435,681            389,981
Preferred stock dividends-
 using "if converted" method                     2,553              2,721              2,916
Additional ESOP contribution-
 using "if converted" method                      (613)              (645)              (689)
                                              -----------------------------------------------
Income available to common
 shareholders after assumed
 conversions(B)                               $479,369           $437,757           $392,208
                                              ===============================================
Average common shares
 outstanding(C)                                258,016            257,128            252,454
Dilutive stock equivalents from
 stock plans                                     6,076              7,309              6,059
Shares issuable upon conversion
 of preferred stock                              4,091              4,396              4,726
                                              -----------------------------------------------
Average common and common
 equivalent shares outstanding-
 assuming dilution(D)                          268,183            268,833            263,239
                                              ===============================================
Basic earnings per share before
 cumulative effect of change
 in accounting principle(A/C)                 $   1.85           $   1.69           $   1.54
                                              ===============================================
Diluted earnings per share
 before cumulative effect of
 change in accounting principle(B/D)          $   1.79           $   1.63           $   1.49
                                              ===============================================

16. Segment Data

The Company's organizational structure is based upon its three principal business segments: BD Medical Systems ("Medical"), BD Clinical Laboratory Solutions ("Clinical Lab") and BD Biosciences ("Biosciences"). Fiscal 2000 information has been reclassified to conform to current year presentation.

         The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware. The major products in the Clinical Lab segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated bar-code systems.

         The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1. During fiscal 2001, the Company refined its methodology for allocating indirect expenses for purposes of reporting segment operating income to the chief operating decision maker. The Company had previously allocated consolidated amounts using reasonable allocation methods. These consolidated amounts are now reported locally by the various regions, which allocate these expenses to the appropriate operating segment. The Company believes this approach is a more preferable method for allocating shared expenses as the allocations are being performed at a more detailed level of reporting. As a result of this change in methodology, fiscal 2000 segment operating income was restated to conform to current year presentation.

         Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor, which supplies the Company's products to many end users, accounted for approximately 11% of revenues in 2002, 11% in 2001, and 10% in 2000, and included products from the Medical and Clinical Lab segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues                      2002               2001               2000
------------------------------------------------------------------------
Medical Systems         $2,151,374         $2,004,626         $1,966,039
Clinical Lab             1,236,319          1,151,517          1,102,352
Biosciences                645,376            590,039            549,943
                        ------------------------------------------------
Total(A)                $4,033,069         $3,746,182         $3,618,334
                        ================================================

Segment Operating Income(B)
--------------------------------------------------------------------------------------------
Medical Systems                         $470,168(C)           $446,940           $394,858(C)
Clinical Lab                             251,004(D)            212,837            169,880(D)
Biosciences                              116,926(E)             97,293             73,173(E)
                                        ----------------------------------------------------
Total Segment Operating Income           838,098               757,070            637,911
Unallocated Expenses(F)                 (209,509)             (180,320)          (117,977)
                                        ----------------------------------------------------
Income Before Income Taxes and
 Cumulative Effect of Change in
 Accounting Principle                   $628,589              $576,750           $519,934
                                        =====================================================

Segment Assets
-----------------------------------------------------------------------------------
Medical Systems                    $2,537,185         $2,432,709         $2,289,304
Clinical Lab                        1,190,382          1,093,735          1,059,144
Biosciences                           938,641            830,550            811,081
                                  -------------------------------------------------
Total Segment Assets                4,666,208          4,356,994          4,159,529
Corporate and All Other(G)            374,252            445,293            345,567
                                  -------------------------------------------------
Total Assets                       $5,040,460         $4,802,287         $4,505,096
                                  =================================================

Notes                                              Becton, Dickinson and Company

Capital Expenditures                2002             2001             2000
--------------------------------------------------------------------------
Medical Systems                 $182,479         $265,531         $246,928
Clinical Lab                      41,774           62,009           66,270
Biosciences                       22,747           24,083           33,881
Corporate and All Other           12,703           19,131           29,293
                                ------------------------------------------
Total                           $259,703         $370,754         $376,372
                                ==========================================


Depreciation and Amortization
--------------------------------------------------------------------------------
Medical Systems                       $150,849         $145,702         $133,787
Clinical Lab                            89,275           89,117           81,577
Biosciences                             50,587           58,204           63,070
Corporate and All Other                 14,154           12,677            9,821
                                      ------------------------------------------
Total                                 $304,865         $305,700         $288,255
                                      ==========================================

(A)  Intersegment revenues are not material.

(B)  Restated, as described above.

(C) Includes $22,600 in 2002 and $39,844 in 2000 for special charges discussed in Note 5.

(D)  Includes $(468) in 2002 and $7,697 in 2000 for special charges discussed in
     Note 5.

(E)  Includes $(447) in 2002 and $4,576 in 2000 for special charges discussed in
     Note 5.

(F) Includes interest, net; foreign exchange; corporate expenses; gains on sales of investments; and certain legal costs. Also includes special charges of $(177) in 2002 and $5,397 in 2000, respectively, as discussed in
     Note 5.

(G)  Includes cash and investments and corporate assets.

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

                                2002               2001               2000
--------------------------------------------------------------------------
Revenues
--------------------------------------------------------------------------
United States             $2,172,894         $2,016,523         $1,863,555
International              1,860,175          1,729,659          1,754,779
                          ------------------------------------------------
Total                     $4,033,069         $3,746,182         $3,618,334
                          ================================================

Long-Lived Assets
--------------------------------------------------------------------------
United States             $  974,797         $  956,138         $  866,125
International                653,464            633,671            578,741
Corporate                    137,469            126,214            131,192
                          ------------------------------------------------
Total                     $1,765,730         $1,716,023         $1,576,058
                          ================================================

Quarterly Data (Unaudited)
Thousands of dollars, except per-share amounts

                                                                            2002
-----------------------------------------------------------------------------------------------------------------------
                                           1st              2nd              3rd              4th               Year
-----------------------------------------------------------------------------------------------------------------------
Revenues                              $944,946       $1,012,971         $998,460       $1,076,692         $4,033,069
Gross Profit                           445,184          489,838          484,389          529,989          1,949,400
Net Income                              99,673          129,188          119,725          131,396            479,982(A)
Earnings Per Share:
  Basic                                    .38              .50              .46              .51               1.85
  Diluted                                  .37              .48              .44              .50               1.79
                                      =================================================================================


                                                                            2001
-----------------------------------------------------------------------------------------------------------------------
                                           1st              2nd              3rd              4th               Year
-----------------------------------------------------------------------------------------------------------------------
Revenues                              $864,418         $950,949         $943,290         $987,525         $3,746,182
Gross Profit                           410,500          464,211          468,399          489,780          1,832,890
Income Before Cumulative
 Effect of Accounting Change            73,698          114,165          118,129          132,410            438,402
 Net Income                             36,948(B)       114,165          118,129          132,410            401,652(B)
Basic Earnings Per Share:
 Income Before Cumulative Effect           .29              .44              .46              .51               1.69
 Net Income                                .15(B)           .44              .46              .51               1.55(B)
Diluted Earnings Per Share:
 Income Before Cumulative Effect           .28              .42              .44              .49               1.63
 Net Income                                .14(B)           .42              .44              .49               1.49(B)
                                      =================================================================================

(A) Includes $9,937 and $11,571 of special charges in the second and third quarters, respectively.

(B) Includes an after-tax charge of $36,750, or $.14 per share, for the cumulative effect of accounting change.

                                                   Becton, Dickinson and Company

Corporate Information

Annual Meeting
2:00 p.m.
Tuesday, February 11, 2003
Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, NJ 07675

Direct Stock Purchase Plan
The Direct Stock Purchase Plan
established through EquiServe
Trust Company, N.A., enhances
the services provided to existing
shareholders and facilitates
initial investments in BD shares.
Additional information may
be obtained by calling EquiServe
Trust Company, N.A. at
1-800-955-4743.

NYSE Symbol
BDX

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: equiserve@equiserve.com
Internet:www.equiserve.com

Shareholder Information
BD's Statement of Corporate
Governance Principles, BD's
Business Conduct and Compliance
Guide, the charters of BD's Audit,
Compensation and Benefits,
and Corporate Governance and
Nominating Committees of the
Board of Directors, and BD's
reports and statements filed
with or furnished to the Securities
and Exchange Commission, are
posted on BD's Web site at
www.bd.com/investors/.

Shareholders may receive,
without charge, printed copies
of these documents, including
BD's 2002 Annual Report to
the Securities and Exchange
Commission on Form 10-K,
by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019-6085
Phone: 212-773-3000
Internet: www.ey.com

The trademarks indicated by italics
are the property of, licensed to,
promoted or distributed by
Becton, Dickinson and Company,
its subsidiaries or related compa-
nies. All other brands are trade-
marks of their respective holders.

Certain BD Biosciences products
are intended for research use
only, and not for use in diagnostic
or therapeutic procedures.

'c' 2002 BD

Common Stock Prices and Dividends
-----------------------------------------------------------------------------------
By Quarter                   2002                                 2001
               --------------------------------------------------------------------
                 High         Low      Dividends      High         Low    Dividends
First          $38.11      $32.02        $0.0975    $35.13      $26.56       $0.095
Second          37.72       32.15         0.0975     39.00       31.31        0.095
Third           38.47       33.66         0.0975     36.00       30.14        0.095
Fourth          33.78       25.01         0.0975     37.55       33.49        0.095