Form 10-K, Exhibit 13
period 2003-09-30
BECTON DICKINSON & CO
filed 2003-12-23
CIK 10795

                                                   Becton, Dickinson and Company

Summary

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per-share amounts

                                               2003       2002         2001              2000
-----------------------------------------------------------------------------------------------
Operations
Revenues                                     $4,527.9   $4,033.1     $3,746.2         $3,618.3
Research and Development Expense                235.1      220.2        211.8            223.8
Operating Income                                749.1      675.7        637.8            514.8
Interest Expense, Net                            36.6       33.3         55.4             74.2
Income Before Income Taxes and
   Cumulative Effect of Accounting Changes      709.7      628.6        576.8            519.9
Income Tax Provision                            162.7      148.6        138.3            127.0
Net Income                                      547.1      480.0        401.7(A)         392.9
Basic Earnings Per Share                         2.14       1.85         1.55(A)          1.54
Diluted Earnings Per Share                       2.07       1.79         1.49(A)          1.49
Dividends Per Common Share                        .40        .39          .38              .37

Financial Position
Current Assets                               $2,338.6   $1,917.2(E)  $1,751.4(E)      $1,660.7
Current Liabilities                           1,043.4    1,248.1(E)   1,260.3(E)       1,353.5
Property, Plant and Equipment, Net            1,844.8    1,765.7      1,716.0          1,576.1
Total Assets                                  5,572.3    5,029.0(E)   4,790.8(E)       4,505.1
Long-Term Debt                                1,184.0      803.0        783.0            779.6
Shareholders' Equity                          2,897.0    2,480.9(E)   2,321.7(E)       1,956.0
Book Value Per Common Share                     11.54       9.71(E)      8.96(E)          7.72

Financial Relationships
Gross Profit Margin                              48.4%      48.3%        48.9%            48.9%
Return on Revenues                               12.1%      11.9%        11.7%(C)         10.9%
Return on Total Assets(B)                        14.2%      13.6%(E)     13.8%(E)         13.6%
Return on Equity                                 20.3%      20.0%(E)     20.4%(C)(E)      21.1%
Debt to Capitalization(D)                        30.4%      32.6%(E)     33.9%(E)         41.4%

Additional Data
Number of Employees                            24,800     25,200       24,800           25,000
Number of Shareholders                          9,868     10,050       10,329           10,822
Average Common and Common
   Equivalent Shares Outstanding-
      Assuming Dilution (millions)              263.6      268.2        268.8            263.2
Depreciation and Amortization                $  344.5   $  304.6     $  305.7         $  288.3
Capital Expenditures                            261.0      259.7        370.8            376.4

(A) Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B) Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(C)  Excludes the cumulative effect of accounting changes.

(D) Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.

(E) Restated to reflect the change from the LIFO to FIFO inventory valuation method in 2003.

                                                   Becton, Dickinson and Company

  1999       1998       1997       1996       1995        1994
---------------------------------------------------------------
$3,418.4   $3,116.9   $2,810.5   $2,769.8   $2,712.5   $2,559.5
   254.0      217.9      180.6      154.2      144.2      144.2
   445.2      405.4      450.5      431.2      396.7      325.0
    72.1       56.3       39.4       37.4       42.8       47.6

   372.7      340.9      422.6      393.7      349.6      296.2
    96.9      104.3      122.6      110.2       97.9       69.0
   275.7      236.6      300.1      283.4      251.7      227.2
    1.09        .95       1.21       1.10        .92        .77
    1.04        .90       1.15       1.05        .89        .76
     .34        .29        .26        .23        .21        .19

$1,683.7   $1,542.8   $1,312.6   $1,276.8   $1,327.5   $1,326.6
 1,329.3    1,091.9      678.2      766.1      720.0      678.3
 1,431.1    1,302.7    1,250.7    1,244.1    1,281.0    1,376.3
 4,437.0    3,846.0    3,080.3    2,889.8    2,999.5    3,159.5
   954.2      765.2      665.4      468.2      557.6      669.2
 1,768.7    1,613.8    1,385.4    1,325.2    1,398.4    1,481.7
    7.05       6.51       5.68       5.36       5.37       5.27

    49.9%      50.6%      49.7%      48.4%      47.0%      45.3%
     8.1%       7.6%      10.7%      10.2%       9.3%       8.9%
    10.9%      11.7%      15.9%      15.2%      13.3%      11.5%
    16.3%      15.8%      22.1%      20.8%      17.5%      15.5%
    47.2%      41.4%      36.3%      34.3%      35.2%      36.1%

  24,000     21,700     18,900     17,900     18,100     18,600
  11,433      9,784      8,944      8,027      7,712      7,489

   264.6      262.1      259.6      267.6      280.4      298.6
$  258.9   $  228.7   $  209.8   $  200.5   $  207.8   $  203.7
   311.5      181.4      170.3      145.9      123.8      123.0

                                                   Becton, Dickinson and Company

Financial Review

Company Overview

Becton, Dickinson and Company ("BD") is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products. We focus strategically on achieving growth in three worldwide business segments-BD Medical ("Medical"), formerly BD Medical Systems; BD Diagnostics ("Diagnostics"), formerly BD Clinical Laboratory Solutions; and BD Biosciences ("Biosciences"). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users and by sales representatives. The following references to years relate to our fiscal year, which ends on September 30.

Accounting Change

During the fourth quarter, we changed our method of determining cost for inventory previously determined under the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. As further discussed in Note 2 of the Notes to Consolidated Financial Statements, the change to the FIFO method has been retroactively applied by restating the accompanying financial statements.

Revenues and Earnings

Worldwide revenues in 2003 were $4.5 billion, an increase of 12% over 2002. Underlying revenue growth of 8%, which excludes the estimated favorable impact of foreign currency translation of 4%, resulted primarily from volume increases in all segments.

     Medical revenues in 2003 of $2.5 billion increased 14% over 2002 or 10%, excluding the estimated impact of favorable foreign currency translation of 4%. Revenue growth in the Medical Surgical Systems unit of this segment accounted for approximately 4 points of the underlying growth and included U.S. safety-engineered product sales of $407 million compared with $353 million in the prior year. This growth was partly offset by reduced sales of conventional devices in the United States. Revenue growth in the Pharmaceutical Systems unit contributed approximately 3 points of the underlying growth rate. Sales of BD Bifurcated Needles used in the administration of smallpox vaccines and auto-disable devices to non-U.S. governments also contributed to the growth rate of these units, representing approximately 1 point of the overall underlying growth rate of the Medical segment. Revenue growth in the Diabetes Care unit, which accounted for approximately 2 points of the underlying growth, benefited from a favorable comparison with the prior year. Prior year revenues reflected the unfavorable effects of redirecting promotional efforts towards branded insulin syringe sales at the retail level for U.S. Diabetes Care products and revisions to sales and inventory estimates provided to us from distribution channel partners. See additional discussion on revenue recognition in "Critical Accounting Policies" below. Revenue growth in this unit included sales of $15 million related to the launch of blood glucose monitoring meters, test strips, and related disposables, in the United States and Canada.

     Medical operating income was $556 million in 2003 compared with $470 million in 2002. The increase in Medical operating income reflected gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. The Medical operating income growth rate also benefited from a favorable comparison to the prior year, which included $23 million of special charges, net of reversals, and $7 million of other manufacturing restructuring costs, as discussed below, as well as the impact of the above-mentioned factors affecting the Diabetes Care unit. Partially offsetting the growth in Medical operating income was higher incremental spending for the launch of the blood glucose monitoring product line.

     Diagnostics revenues in 2003 of $1.4 billion rose 11% over 2002, or 7% excluding the estimated impact of favorable foreign currency translation of 4%. Revenues in the Preanalytical Systems unit and the Diagnostic Systems unit each contributed about one-half of the underlying revenue growth. Revenues in the Preanalytical Systems unit included U.S. safety-engineered device sales of $272 million compared with $220 million in the prior year. This growth was partly offset by reduced sales of conventional devices in the United States. Revenues in the Diagnostics Systems unit reflected strong worldwide sales of its molecular diagnostic platform, BD ProbeTec ET, which reported incremental sales of $29 million over 2002, and good worldwide performance in the more traditional infectious disease categories.

     Diagnostics operating income was $302 million in 2003 compared with $251 million in 2002. This increase reflected gross profit margin improvement resulting from increased sales of products that have higher overall gross profit margins, including safety-engineered products and the BD ProbeTec ET platform.

     Biosciences revenues in 2003 of $697 million increased 8% over 2002, or 3% excluding the estimated impact of favorable foreign currency translation of 5%. The primary growth driver was Immunocytometry Systems unit revenues, which included sales of the BD FACSAria cell sorter, which replaced the BD FACSVantage cell sorter upon launch in March 2003. Clontech revenues declined due to continued weakness in demand for certain reagent products and the shift of research spending away from gene identification programs to gene function and other related studies.

     Biosciences operating income was $89 million in 2003 compared with $117 million in 2002. Excluding the $27 million of impairment charges, as discussed below, operating income was slightly below the prior year. Higher gross profit margins from strong sales of flow cytometry reagents and instruments, compared to the prior year, was offset by inventory writedowns, as discussed below.

   On a geographic basis, revenues outside the United States in 2003 increased 17% to $2.2 billion. Excluding the estimated impact of favorable foreign currency translation of 9%, underlying revenue growth outside the United States was 8%. Revenues in Europe accounted for approximately 4 points of the underlying revenue growth, led by strong sales of prefillable syringes, BD Bifurcated Needles and hypodermic products.

Financial Review                                   Becton, Dickinson and Company

Revenues in Japan contributed approximately 2 points of the underlying revenue growth, led by strong sales growth of prefillable syringes. Revenue growth was adversely impacted by unfavorable economic conditions in Latin America.

     Revenues in the United States in 2003 of $2.3 billion increased 8%, primarily from strong sales of safety-engineered devices. This growth was partly upset by reduced sales of conventional devices. Revenue growth in the Diabetes Care unit included sales of $13 million related to the launch of blood glucose monitoring meters, test strips, and related disposables, and benefited from a favorable comparison with the prior year, which reflected the impact of the above-mentioned factors affecting the Diabetes Care unit. U.S. revenue growth was partially offset by lower sales of Clontech reagent revenues, as discussed above.

     We recorded non-cash charges of $34 million in the third quarter of 2003 in cost of products sold. The majority of these charges resulted from the decision to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, we recorded an impairment charge of $27 million for the related intangible assets and inventory. In addition, as the result of a review of under-performing portions of its Clontech product line, the Biosciences segment also wrote down the value of related inventory and intellectual property by $7 million. See Note 2 of the Notes to Consolidated Financial Statements for further discussion of the write-down of the intangible assets.

     Gross profit margin was 48.4% in 2003 compared with 48.3% in 2002. Excluding the aforementioned impairment charges of $27 million in 2003, the increase in gross profit margin primarily reflected increased sales of safety-engineered products, which have higher overall gross profit margins, compared to the prior year. Such increase was unfavorably impacted by increased costs associated with our blood glucose monitoring products.

     Selling and administrative expense of $1.2 billion in 2003 was 26.7% of revenues, compared to $1 billion in 2002, or 25.6% of revenues. This increase was primarily the result of incremental spending on key initiatives, including our enterprise-wide program to upgrade our business information systems and processes, and the launch of our blood glucose monitoring products.

     Investment in research and development in 2003 was $235 million, or 5.2% of revenues, compared with $220 million, or 5.5% of revenues, in 2002. Incremental spending was concentrated primarily in key initiatives, including blood glucose monitoring, ophthalmic systems and advanced drug delivery systems.

     We recorded special charges of $22 million in 2002. Included in these charges were $26 million of charges related to a manufacturing restructuring program in the Medical segment, as more fully described in Note 5 of the Notes to Consolidated Financial Statements. Special charges were net of the reversal of $4 million of fiscal 2000 special charges, primarily due to lower than anticipated employee severance and lease cancellation costs. Fiscal 2002 results also reflect $7 million of other manufacturing costs, primarily accelerated depreciation related to the restructuring program that are included in cost of products sold. Beginning in 2004, we expect to achieve annual savings of approximately $15 million related to this restructuring program.

     Operating margin in 2003 was 16.5% of revenues, compared with 16.8% in 2002. Operating income in 2003 of $749 million included $34 million of non-cash charges, as discussed earlier. Operating income in 2002 of $676 million included $22 million of special charges, as discussed earlier. Excluding these charges, operating margin was about the same in both years.

     Net interest expense was $37 million in 2003, compared with $33 million in 2002. This increase was primarily due to higher long-term debt levels and a reduction in capitalized interest, partially offset by lower short-term interest rates.

     Other expense, net of $3 million in 2003 consisted primarily of write-downs of investments and intangible assets of $5 million, which were partially offset by foreign exchange gains of $2 million. Other expense, net of $14 million in 2002 included net losses on investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in other expense, net in 2002 were foreign exchange gains of $16 million that were substantially offset by write-downs of assets held for sale and asset abandonments of $14 million.

     The effective tax rate in 2003 was 22.9%, which includes the impact from the 2003 non-cash charges, compared to 23.6% in 2002, which includes the impact from the 2002 special charges.

     Net income and diluted earnings per share in 2003 were $547 million and $2.07 respectively. Non-cash charges in 2003, as discussed earlier, reduced net income by $20 million and diluted earnings per share by 8 cents. Net income and diluted earnings per share in 2002 were $480 million and $1.79, respectively. Special charges reduced net income by $17 million and diluted earnings per share by 6 cents in 2002.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly-rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

     Our foreign currency exposure is concentrated in Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed one-time

Financial Review                                   Becton, Dickinson and Company

change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option's fair value. With respect to the derivative instruments outstanding at September 30, 2003, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $73 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $37 million. Comparatively, considering our derivative instruments outstanding at September 30, 2002, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $27 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $15 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would partially offset the results of the derivative instruments.

     Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt portfolio at September 30, 2003, is primarily U.S. dollar-denominated, with less than 2% being foreign denominated. Therefore, transaction and translation exposure relating to our debt portfolio is minimal. In an effort to manage interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate debt and may enter into interest rate swaps to help maintain that balance. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed one-time change in interest rates across all maturities. Fair values were estimated based on dealer quotes. A change in interest rates on short-term debt is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest rates are fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2003 and 2002, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2003 and 2002 by approximately $35 million and $27 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at both September 30, 2003 and 2002 by approximately $39 million and $30 million, respectively.

     See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2003.

Liquidity and Capital Resources

Cash provided by operations, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $906 million in 2003 compared to $836 million in 2002. Cash provided by operations was reduced by $100 million in both 2003 and 2002, reflecting the impact of cash contributions to the U.S. pension plan. Inventories increased by $109 million during 2003 to $795 million, due primarily to foreign currency translation adjustments and inventory of blood glucose monitoring products in anticipation of future sales.

     Capital expenditures were $261 million in 2003, compared to $260 million in the prior year. Medical and Diagnostics capital spending, which totaled $167 million and $62 million, respectively in 2003, included spending for various capacity expansions as well as safety-engineered devices. Biosciences capital spending, which totaled $22 million in 2003, included spending on new products and manufacturing capacity expansions.

     Net cash used for financing activities was $292 million in 2003 as compared to $314 million during 2002. At September 30, 2003, 3.6 million common shares remained under a January 2003 Board of Directors' resolution that authorized the repurchase of up to 10 million common shares. Total debt at September 30, 2003, was $1.3 billion compared with $1.2 billion at September 30, 2002. Short-term debt declined to 9% of total debt at year-end, from 35% at the end of 2002. This change was attributable to the issuance to the public in April 2003 of $200 million of 10-year 4.55% Notes and $200 million of 15-year 4.9% Notes, the net proceeds from which were used to repay commercial paper. Floating rate debt was 55% of total debt at the end of 2003 and 59% of total debt at the end of 2002. Our weighted average cost of total debt at the end of 2003 was 3.8%, down slightly from 4% at the end of last year due to lower short-term interest rates. Debt-to-capitalization at year-end improved to 30.4% from 32.6% last year. Cash and equivalents were $520 million and $243 million at September 30, 2003 and 2002, respectively.

     We use commercial paper to meet our short-term financing needs, including working capital requirements. We have available a $900 million syndicated credit facility, consisting of a $450 million five-year line of credit maturing in August 2006 and a $450 million 364-day line of credit maturing in August 2004. The facility contains a single financial covenant relating to our interest coverage ratio. It can be used to support our commercial paper program, under which there was $100 million outstanding at September 30, 2003, or for other general corporate purposes. There were no borrowings outstanding under the facility at September 30, 2003. In addition, we have informal lines of credit outside the United States. At September 30, 2003, our long-term debt was rated "A2" by Moody's and "A+" by Standard and Poor's and our commercial paper ratings were "P-1" by Moody's and "A-1" by Standard and Poor's. Given the availability of these facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

     Return on equity was 20.3% in 2003 compared with 20.0% in 2002.

Other Matters

We believe that the non-discretionary nature of our core products, our international diversification, and our ability to meet

Financial Review                                   Becton, Dickinson and Company

the needs of the worldwide healthcare industry with cost-effective and innovative products will continue to cushion the long-term impact on BD of potential economic and political dislocations in the countries in which we do business, including the effects of possible healthcare system reforms. In 2003, inflation did not have a material impact on our overall operations.

Use of Non-GAAP Financial Measures

When discussing our financial performance, we at times will present certain non-GAAP (generally accepted accounting principles) financial measures, as follows:

o We present revenue growth rates at constant foreign exchange rates. We believe that presenting growth rates at constant foreign exchange rates allows investors to view the actual operating results of BD and of its segments without the impact of fluctuations in foreign currency exchange rates, thereby facilitating comparisons to prior periods.

o We present earnings per share and other financial measures after excluding the impact of significant charges, and the impact of unusual or non-recurring items. We believe that excluding such impact from these financial measures allows investors to more easily compare BD's financial performance to prior periods and to understand the operating results of BD without the effects of these significant charges and unusual or non-recurring items.

     BD's management considers these non-GAAP financial measures internally in evaluating BD's performance. Investors should consider these non-GAAP measures in addition to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Litigation-Other than Environmental

In 1986, we acquired a business that manufactured, among other things, latex surgical gloves. In 1995, we divested this glove business. We, along with a number of other manufacturers, have been named as a defendant in approximately 523 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 367 of these cases have been closed with no liability to BD (313 of which were closed with prejudice), and 28 cases have been settled for an aggregate de minimis amount. We are vigorously defending these remaining lawsuits.

     We, along with another manufacturer and several medical product distributors, are named as a defendant in four product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. We had previously been named as a defendant in seven similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the four pending suits:

o In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court's granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed.

o In Illinois, McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the court issued an order on November 22, 2002, denying plaintiff's renewed motion for class certification. The plaintiff has voluntarily dismissed the action without prejudice and with leave to re-file within one year.

o In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states, in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

     We continue to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

     BD has insurance policies in place, and believes that a substantial portion of potential liability, if any, in the latex and class action matters will be covered by insurance. In order to protect our rights to additional coverage, we filed an action for declaratory judgement under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have withdrawn this action, with the right to re-file, so that settlement discussions with the insurance companies may proceed. We have established reserves to cover reasonably anticipated legal defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, we recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. We do not anticipate incurring significant one-time charges, similar to 2000 and 1998, relating to the latex matters in future years.

     On November 6, 2003, a class action complaint was filed against BD in the Supreme Court of British Columbia under the caption Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company (Civil

Financial Review                                   Becton, Dickinson and Company

Action No. S83059) alleging personal injury to all persons in British Columbia that received test results generated by the BD ProbeTec ET instrument. Plaintiffs seek money damages in an as yet undisclosed amount. We are assessing this action, and intend to vigorously defend this matter.

     On January 17, 2003, Retractable Technologies, Inc. ("RTI" or "plaintiff") filed a third amended complaint against BD, another manufacturer and two group purchasing organizations ("GPO's") under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that BD and other defendants conspired to exclude it from the market and to maintain BD's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On October 6, 2003, BD filed a motion for summary judgment. Argument of that motion has been scheduled for December 11, 2003, and a trial date has been set for February 3, 2004. We continue to vigorously defend this matter.

     We also are involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

     We currently are engaged in discovery or are otherwise in the early stages with respect to certain of the litigation to which we are a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against BD present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, we are not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. While we believe that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, we could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. We continue to believe that we have a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

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

2002 Compared With 2001

Worldwide revenues in 2002 were $4 billion, an increase of 8% over 2001 and resulted primarily from volume increases in all segments. Sales of safety-engineered devices grew 38% to $573 million.

     Medical revenues in 2002 of $2.2 billion increased 7% over 2001 or 8%, excluding the effect of unfavorable foreign currency translation of 1%. The primary growth drivers were the conversion to safety-engineered devices, which accounted for $353 million in revenues compared with $253 million in the prior year. Also contributing to the growth of this segment were sales of worldwide prefillable drug delivery devices, which grew $48 million or 17%. Medical revenue growth was partly offset by reduced sales of conventional devices in the United States due to the transition to safety-engineered devices and, to a lesser extent, by lower U.S. sales of Diabetes Care products, reflecting the unfavorable effects of redirecting promotional efforts toward branded insulin syringe sales at the retail level and revisions to sales and inventory estimates provided to us from distribution channel partners.

     Medical operating income was $470 million in 2002 compared with $447 million in 2001. Medical operating income in 2002 included $23 million of special charges, net of reversals, and $7 million of related manufacturing restructuring costs, as discussed above. Medical operating income in 2001 included $17 million of goodwill amortization recorded prior to the adoption of SFAS Nos. 141 and 142, as discussed below. Excluding these items in both years, the increase in Medical operating income reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products. Medical operating income was negatively impacted by economic conditions in Latin America and the impact of the above-mentioned factors affecting the Diabetes Care unit.

   Diagnostics revenues in 2002 of $1.2 billion rose 7% over 2001 or 8%, excluding the effect of unfavorable foreign currency translation of 1%. Major elements comprising this underlying revenue growth were the continued conversion to safety-engineered products in the Preanalytical Systems unit of the segment, which accounted for $220 million in revenues compared with $163 million in 2001. Diagnostics revenue growth was

Financial Review                                   Becton, Dickinson and Company

partly offset by reduced sales of conventional devices in the United States. Revenue growth was favorably impacted by incremental BD ProbeTec ET system sales of $19 million over 2001 in the Diagnostic Systems unit of the segment.

     Diagnostics operating income was $251 million in 2002 compared with $213 million in 2001. Excluding goodwill amortization of $6 million in 2001, the increase in Diagnostics operating income reflects gross profit margin improvement resulting from continued conversion to safety-engineered devices from conventional products and the improved profitability of the BD ProbeTec ET platform.

     Biosciences revenues in 2002 of $645 million increased 9% over 2001 or 10%, excluding the effect of unfavorable foreign currency translation of 1%. This growth was led by sales of Immunocytometry Systems products, particularly BD FACS flow cytometry systems, which contributed approximately 5 points of the underlying revenue growth. In addition, sales in the Discovery Labware and Pharmingen units each contributed about 3 points of the underlying revenue growth. Clontech unit revenues decreased about $6 million from 2001 due to continued weakness in some portions of the molecular biology market, largely due to a softness in pharmaceutical/biotech research and development spending, and a shift in pharmaceutical focus from early stage drug target identification to later stage drug development.

     Biosciences operating income in 2002 was $117 million compared with $97 million in 2001. Excluding goodwill amortization of $13 million in 2001, the increase in Biosciences operating income reflects improved gross profit margins on Pharmingen reagents and Discovery Labware products due to lower manufacturing costs and shifts to sales of products with higher gross profit margins than the mix of products sold in 2001. Biosciences operating income was negatively impacted primarily by lower margins on Clontech reagents due to the market weakness described above and to a lesser extent by lower margins on flow cytometry products due to competitive pricing pressures and higher manufacturing costs.

     On a geographic basis, revenues outside the United States in 2002 increased 7% to $ 1.9 billion. Excluding the estimated impact of unfavorable foreign currency translation of 2%, underlying revenue growth outside the United States was 9%. Revenues in Europe accounted for approximately 5 points of the underlying revenue growth and were led by strong sales of prefillable syringes, BD FACS flow cytometry systems and hypodermic products. Revenues in the Asia Pacific region contributed about 2 points of the underlying revenue growth and were led by strong sales growth of Immunocytometry Systems products and I.V. catheters. As indicated earlier, revenues were adversely impacted by economic conditions in Latin America.

     Revenues in the United States in 2002 of $2.2 billion increased 8%, primarily from strong sales of safety-engineered devices. This growth was partly offset by reduced sales of conventional devices. Revenue growth was offset by lower sales of Diabetes Care products and Clontech reagent revenues, as discussed above.

     Gross profit margin was 48.3% in 2002, compared with 48.9% in 2001. Higher gross margins from sales of our safety-engineered products were more than offset by lower sales of products with overall higher gross profit margins, including insulin syringes and products in the Biosciences segment, as discussed earlier.

     Selling and administrative expense of $1 billion in 2002 was 25.6% of revenues, compared to $983 million in 2001, or 26.2% of revenues. Selling and administrative expense in 2001 included $32 million of goodwill amortization.

     Investment in research and development in 2002 was $220 million, or 5.5% of revenues, compared with $212 million, or 5.7% of revenues in 2001. Incremental spending was concentrated primarily in the Biosciences segment and in key initiatives, including blood glucose monitoring.

     Operating margin in 2002 was 16.8% of revenues, compared with 17% in 2001. Operating income in 2002 of $676 million included $22 million of special charges and $7 million of other manufacturing restructuring charges. Operating income in 2001 of $638 million included $36 million of goodwill amortization. Excluding these items, the decline in operating margin reflected the decrease in gross profit margin.

     Net interest expense of $33 million in 2002 was $22 million lower than in 2001, primarily due to lower interest rates.

     Other expense, net of $14 million in 2002 included net losses on investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in other expense, net in 2002 were foreign exchange gains of $16 million that were substantially offset by write-downs of assets held for sale and asset abandonments of $14 million. Other expense, net in 2001 of $6 million, included write-downs of equity investments to fair value of $6 million.

     The effective tax rate in 2002 was 23.6% compared to 24.0% in 2001.

     Net income and diluted earnings per share in 2002 were $480 million, or $1.79, respectively, compared with $438 million, or $1.63 in 2001, before the cumulative effect of accounting change, as described below. Special charges in 2002 reduced net income and diluted earnings per share, before the cumulative effect of accounting change by $17 million and 6 cents, respectively. In 2001, goodwill amortization reduced net income and diluted earnings per share, before the cumulative effect of accounting change by $28 million and 10 cents, respectively.

     We adopted the provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") in the fourth quarter of 2001 and, as a result, recorded the following accounting changes, described below, effective October 1, 2000. We changed our method of accounting for revenue related to branded insulin syringe products that were sold under incentive programs to distributors in the U.S. consumer trade channel. We concluded that the preferable method is to defer revenue recognition until such product is sold by the distributor to the end customer using inventories reported by such distributors. We also changed our accounting method for certain Biosciences instruments to defer revenue from these products until completion of installation at the customer's site. As a result of these accounting changes, we recorded a total cumulative effect of change in accounting principle of $37 million, net of tax in 2001. See Note 2 of the Notes to Consolidated

Financial Review                                   Becton, Dickinson and Company

Financial Statements for additional discussion of the accounting change. Net income and diluted earnings per share in 2001 were $402 million, or $1.49 per share, after reflecting the after-tax cumulative effect of accounting change of $.14 per share.

     Cash provided by operations, which continued to be our primary source of funds to finance operating needs and capital expenditures, was $836 million compared to $779 million in 2001. The increase in cash provided by changes in working capital reflects lower trade receivables and inventory levels in 2002.

     Capital expenditures were $260 million in 2002, compared to $371 million in 2001. This decline reflects an overall reduction of spending relative to the peak period of capital intensity relating to the conversion of safety-engineered devices. Medical, Diagnostics and Biosciences capital spending totaled $182 million, $42 million and $23 million, respectively in 2002.

     Net cash used for financing activities was $314 million in 2002 as compared to $201 million during 2001. The increase in cash used for financing activities was due primarily to the repurchase of 6.6 million shares of our common stock for $224 million during 2002. Total debt at September 30, 2002, remained virtually unchanged from the prior year. Short-term debt was 35% of total debt at year-end, compared to 37% at the end of 2001. Floating rate debt was 59% of total debt at the end of 2002 and 69% of total debt at the end of 2001. Our weighted average cost of total debt at the end of 2002 was 4%, down from 4.8% at the end of 2001 due to lower short-term interest rates.

Future Impact of Currently Known Trends

Pension Plan Assets and Assumptions-In order to mitigate a reduction in the market value of assets held by our U.S. pension plan during fiscal years 2002 and 2001, resulting from overall declines in the U.S. equity markets, we made funding contributions of $100 million in both fiscal 2003 and 2002 to this plan. Despite these contributions, such market value decline is expected to continue to negatively impact pension expense in 2004. In addition, based on an annual internal study of actuarial assumptions, the discount rate was reduced to 6.25% from 6.75% and the rate of compensation was increased to 4.25% from 4.00%. As a result of these and other developments, the 2004 net periodic benefit cost for the U.S. pension plan is anticipated to be approximately $18 million higher than in 2003.

Pending Adoption of New Accounting Standards-In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. The Interpretation introduces a new consolidation model, "the variable interests model," which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. Under FIN 46, variable interest entities are to be consolidated if certain conditions are met. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the variable interest entity. Variable interests include equity investments, leases, derivatives, guarantees and other instruments whose values change with changes in the variable interest entity's assets. The provisions of the Interpretation, as amended by FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," are effective for BD as of March 31, 2004, for variable interest entities acquired before February 1, 2003 and immediately for any variable interest entities acquired after January 31, 2003. We are in the process of evaluating the applicability and impact of FIN 46 to certain interests entered into prior to February 1, 2003, although we do not expect that FIN 46 will have a material impact on our consolidated financial position or results of operations in 2004.

     On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 includes decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The provisions of Statement No. 149 that relate to Statement No. 133 implementation issues and that have been effective for fiscal quarters that began prior to June 15, 2003, will continue to be applied in accordance with their respective effective dates. This Statement did not impact our consolidated financial position or result of operations in 2003.

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

Financial Review                                   Becton, Dickinson and Company

Revenue Recognition-We defer revenue recognition related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. These distributors have implied rights of return on unsold merchandise held by them. We recognize revenue on these products upon the sell-through of the respective product from the distribution channel partner to its end customer. In determining the amount of sales to record each quarter, we rely on independent sales and inventory data provided to us from distribution channel partners. We recognize revenue for certain instruments sold from the Biosciences segment upon installation at the customer's site. In other instances in the Biosciences segment, based upon terms of the sales agreements, we recognize revenue in accordance with Emerging Issues Task Force No. 00-21 "Revenue Arrangements with Multiple Deliverables." These sales agreements have multiple deliverables and as such, are divided into separate units of accounting. Revenue is recognized at the completion of each deliverable. Substantially all other revenue is recognized when products are shipped to customers.

Impairment of Assets-Pursuant to FASB Statement No. 142, goodwill is subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets other than goodwill and other long-lived assets are reviewed for impairment in accordance with FASB Statement No. 144. Refer to Note 1 of the Notes to Consolidated Financial Statements for further information. Impairment reviews are based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with BD's business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to BD's results of operations. Actual results may differ from management's estimates.

Investments-We hold minority interests in companies having operations or technology in areas within or adjacent to BD's strategic focus. Some of these companies are publicly traded, and for them share prices are available. Some, however, are non-publicly traded and their value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Contingencies-We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 13 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. A determination of the amount of reserves, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The reserves may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Benefit Plans-We have significant pension and post-retirement benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future due to changes in the assumptions. See additional discussion above concerning our U.S. pension plan.

Stock-Based Compensation-As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," we currently account for stock options by the disclosure-only provision of this Statement, and, therefore, we use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years.

     If we had elected to account for our stock-based compensation awards issued subsequent to October 1, 1995, using the fair value method, the estimated fair value of awards would have been charged against income on a straight-line basis over the vesting period which generally ranges from zero to four years. For the year ended September 30, 2003, our net income and diluted earnings per share would have been lower by an estimated $36 million and 12 cents, respectively, under the fair value method. This effect may not be representative of the pro forma effect on net income in future years.

Cautionary Statement Pursuant to Private Securities Litigation Reform Act of 1995-"Safe Harbor" for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly-released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareowners. Forward-looking statements may be identified by the use of words like "plan," "expect," "believe," "intend," "will," "anticipate," "estimate" and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and

Financial Review                                   Becton, Dickinson and Company

expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future-including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results-are forward-looking statements within the meaning of the Act.

     Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management's then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

     The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

o Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.

o Competitive product and pricing pressures and our ability to gain or maintain market share in the global market as a result of actions by competitors, including technological advances achieved and patents attained by competitors, particularly as patents on our products expire. While we believe our opportunities for sustained, profitable growth are considerable, actions of competitors could impact our earnings, share of sales and volume growth.

o Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers; trends toward managed care and healthcare cost containment; and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.

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

o Our ability to obtain the anticipated benefits of any restructuring programs that we may undertake.

o Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.

o The effects, if any, of the Severe Acute Respiratory Syndrome ("SARS") epidemic.

o Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, as well as the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.

o Significant litigation adverse to BD, including product liability claims, patent infringement claims and antitrust claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

o The effects, if any, of adverse media exposure or other publicity regarding BD's business, operations or allegations made or related to litigation pending against BD.

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

o The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally, in the healthcare industry.

o Issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board.

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

     The Board of Directors monitors the internal control system, including internal accounting controls, through its Audit Committee which consists of five independent Directors. The Audit Committee meets periodically with the independent auditors, internal auditors and financial management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee and meet with its members, with and without financial management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.


Edward J. Ludwig

Edward J. Ludwig
Chairman, President
and Chief Executive Officer


John R. Considine

John R. Considine
Executive Vice President
and Chief Financial Officer


William A. Tozzi

William A. Tozzi
Vice President
and Controller

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Directors
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2003 and 2002, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," (SFAS No. 142) to change its method of accounting for goodwill and other intangible assets.

     As discussed in Note 2 to the financial statements, in fiscal year 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."


Ernst & Young LLP

New York, New York
November 6, 2003

                                                   Becton, Dickinson and Company

Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

                                                                       2003         2002          2001
---------------------------------------------------------------------------------------------------------
Operations
Revenues                                                            $4,527,940   $4,033,069   $3,746,182

Cost of products sold                                                2,336,290    2,083,669    1,913,292
Selling and administrative expense                                   1,207,464    1,032,043      983,296
Research and development expense                                       235,060      220,186      211,834
Special charges                                                             --       21,508           --
---------------------------------------------------------------------------------------------------------

Total Operating Costs and Expenses                                   3,778,814    3,357,406    3,108,422
---------------------------------------------------------------------------------------------------------

Operating Income                                                       749,126      675,663      637,760

Interest expense, net                                                  (36,560)     (33,304)     (55,414)
Other expense, net                                                      (2,860)     (13,770)      (5,596)
---------------------------------------------------------------------------------------------------------

Income Before Income Taxes and Cumulative
   Effect of Change in Accounting Principle                            709,706      628,589      576,750

Income tax provision                                                   162,650      148,607      138,348
---------------------------------------------------------------------------------------------------------

Income Before Cumulative Effect of Change in Accounting Principle      547,056      479,982      438,402

Cumulative effect of change in accounting principle, net of tax             --           --      (36,750)
---------------------------------------------------------------------------------------------------------

Net Income                                                          $  547,056   $  479,982   $  401,652
=========================================================================================================

Basic Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle          $     2.14   $     1.85   $     1.69
Cumulative effect of change in accounting principle, net of tax             --           --        (0.14)
---------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                            $     2.14   $     1.85   $     1.55
=========================================================================================================

Diluted Earnings Per Share

Before Cumulative Effect of Change in Accounting Principle          $     2.07   $     1.79   $     1.63
Cumulative effect of change in accounting principle, net of tax             --           --        (0.14)
---------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share                                          $     2.07   $     1.79   $     1.49
=========================================================================================================

See notes to consolidated financial statements

Statements                                         Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

                                                                           2003       2002       2001
--------------------------------------------------------------------------------------------------------
Net Income                                                               $547,056   $479,982   $401,652
--------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss), Net of Tax
   Foreign currency translation adjustments                               207,107     16,472    (38,704)
   Minimum pension liability adjustment                                    (9,248)   (77,661)        --
   Unrealized gains (losses) on investments, net of amounts recognized      9,653      4,005     (3,616)
   Unrealized losses on cash flow hedges, net of amounts realized          (5,499)      (380)    (4,013)
--------------------------------------------------------------------------------------------------------

Other Comprehensive Income (Loss), Net of Tax                             202,013    (57,564)   (46,333)
--------------------------------------------------------------------------------------------------------

Comprehensive Income                                                     $749,069   $422,418   $355,319
========================================================================================================

See notes to consolidated financial statements

Statements                                         Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts and numbers of shares

                                                                                     2003          2002
-----------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and equivalents                                                          $   519,886   $   243,115
   Short-term investments                                                                 --         1,850
   Trade receivables, net                                                            781,342       745,998
   Inventories                                                                       795,014       686,219
   Prepaid expenses, deferred taxes and other                                        242,327       240,048
-----------------------------------------------------------------------------------------------------------
      Total Current Assets                                                         2,338,569     1,917,230
Property, Plant and Equipment, Net                                                 1,844,771     1,765,730
Goodwill, Net                                                                        536,788       492,327
Core and Developed Technology, Net                                                   242,683       283,166
Other Intangibles, Net                                                               111,713       126,758
Capitalized Software, Net                                                            305,608       284,109
Other                                                                                192,121       159,663
-----------------------------------------------------------------------------------------------------------
Total Assets                                                                     $ 5,572,253   $ 5,028,983
===========================================================================================================

Liabilities
Current Liabilities
   Short-term debt                                                               $   121,920   $   434,642
   Accounts payable                                                                  221,462       224,645
   Accrued expenses                                                                  362,862       310,238
   Salaries, wages and related items                                                 262,144       225,694
   Income taxes                                                                       74,986        52,873
-----------------------------------------------------------------------------------------------------------
      Total Current Liabilities                                                    1,043,374     1,248,092
Long-Term Debt                                                                     1,184,031       802,967
Long-Term Employee Benefit Obligations                                               328,807       391,607
Deferred Income Taxes and Other                                                      119,087       105,459

Commitments and Contingencies                                                             --            --

Shareholders' Equity
ESOP convertible preferred stock-$1 par value:
   authorized-1,016,949 shares; issued and outstanding-583,753 shares
   in 2003 and 639,262 shares in 2002                                                 34,448        37,945
Preferred stock, series A-$1 par value: authorized-500,000 shares; none issued            --            --
Common stock-$1 par value: authorized-640,000,000 shares;
   issued-332,662,160 shares in 2003 and 2002                                        332,662       332,662
Capital in excess of par value                                                       257,178       185,122
Retained earnings                                                                  3,950,592     3,507,349
Unearned ESOP compensation                                                            (3,693)       (7,847)
Deferred compensation                                                                  8,974         8,496
Common shares in treasury-at cost-81,528,882 shares in 2003
   and 77,132,248 shares in 2002                                                  (1,439,934)   (1,137,583)
Accumulated other comprehensive loss                                                (243,273)     (445,286)
-----------------------------------------------------------------------------------------------------------
   Total Shareholders' Equity                                                      2,896,954     2,480,858
-----------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                       $ 5,572,253   $ 5,028,983
===========================================================================================================

See notes to consolidated financial statements

Statements                                         Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

                                                                           2003        2002        2001
----------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                              $ 547,056   $ 479,982   $ 401,652
Adjustments to net income to derive net cash
   provided by operating activities:
      Depreciation and amortization                                       344,456     304,865     305,700
      Pension contribution                                               (100,000)   (100,000)         --
      Deferred income taxes                                                (1,029)     57,202      37,400
      Losses on investments                                                 4,116      18,576          --
      Impairment of intangible assets                                      30,138          --          --
      Cumulative effect of change in accounting principle, net of tax          --          --      36,750
      Non-cash special charges                                                 --       6,526          --
      Change in operating assets (excludes impact of acquisitions):
         Trade receivables                                                 33,168      32,585     (34,063)
         Inventories                                                      (43,818)     21,112     (32,290)
         Prepaid expenses, deferred taxes and other                        10,160        (222)    (18,652)
         Accounts payable, income taxes and other liabilities              64,454      (1,241)     67,519
      Other, net                                                           16,999      16,648      14,629
----------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                 905,700     836,033     778,645
----------------------------------------------------------------------------------------------------------

Investing Activities
Capital expenditures                                                     (261,043)   (259,703)   (370,754)
Capitalized software                                                      (64,776)    (81,376)    (72,231)
Proceeds (purchases) of short-term investments, net                         1,975       3,054        (530)
Purchases of long-term investments                                         (4,399)     (3,397)    (24,938)
Acquisitions of businesses, net of cash acquired                               --          --     (30,953)
Proceeds from sales of long-term investments                                   --       4,598       7,632
Other, net                                                                (21,112)    (24,297)    (50,155)
----------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                   (349,355)   (361,121)   (541,929)
----------------------------------------------------------------------------------------------------------

Financing Activities
Change in short-term debt                                                (320,765)    (18,819)    (82,600)
Proceeds of long-term debt                                                404,683       4,526       2,987
Payment of long-term debt                                                  (8,055)    (11,096)   (103,104)
Repurchase of common stock                                               (349,998)   (223,961)         --
Issuance of common stock                                                   86,618      38,069      82,925
Dividends paid                                                           (104,148)   (102,459)   (101,329)
----------------------------------------------------------------------------------------------------------
Net Cash Used for Financing Activities                                   (291,665)   (313,740)   (201,121)
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents                    12,091        (186)     (2,662)
----------------------------------------------------------------------------------------------------------
Net Increase in Cash and Equivalents                                      276,771     160,986      32,933
Opening Cash and Equivalents                                              243,115      82,129      49,196
----------------------------------------------------------------------------------------------------------
Closing Cash and Equivalents                                            $ 519,886   $ 243,115   $  82,129
==========================================================================================================

See notes to consolidated financial statements

Notes                                              Becton, Dickinson and Company

Notes to Consolidated Financial Statements

Thousands of dollars, except per-share amounts and numbers of shares

Index
Note    Subject                                      Page
-----   ------------------------------------------   ----
 1      Summary of Significant Accounting Policies    38
 2      Accounting Changes                            40
 3      Employee Stock Ownership Plan/
        Savings Incentive Plan                        42
 4      Benefit Plans                                 43
 5      Special Charges                               44
 6      Acquisitions                                  45
 7      Income Taxes                                  45
 8      Supplemental Financial Information            46
 9      Debt                                          47
10      Financial Instruments                         47
11      Shareholders' Equity                          49
12      Other Comprehensive Income (Loss)             50
13      Commitments and Contingencies                 50
14      Stock Plans                                   52
15      Earnings Per Share                            53
16      Segment Data                                  54

1    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries ("Company") after the elimination of intercompany transactions.

Reclassifications

The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. During the fourth quarter of 2003, the Company changed its method of determining cost for inventory previously determined under the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method, as discussed in Note 2.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 20 years for leasehold improvements. Depreciation expense was $221,235, $201,558, and $179,411 in fiscal 2003, 2002, and 2001, respectively.

Intangibles

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective October 1, 2001, as discussed in Note 2. As a result, goodwill is no longer amortized, but instead is reviewed annually for impairment in accordance with the provisions of the Statement. In reviewing goodwill for impairment, potential impairment is identified by comparing the fair value of a reporting unit with its carrying value. Core and developed technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed to assess recoverability from future operations using undiscounted

Notes                                              Becton, Dickinson and Company

cash flows in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." To the extent carrying value exceeds fair value, an impairment loss is recognized in operating results. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment. See Note 2 for further discussion.

Capitalized Software

Capitalized software primarily represents costs associated with our enterprise-wide program to upgrade our business information systems, known internally as ("Genesis"). The costs associated with the Genesis program will be fully amortized by 2009, with amortization expense being primarily reported as Selling and administrative expense. Amortization expense was $52,642, $31,330 and $18,525 for 2003, 2002 and 2001, respectively.

Foreign Currency Translation

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the cumulative currency translation adjustments in Accumulated other comprehensive loss.

Revenue Recognition

Revenue is recognized on the sale of certain instruments in the Biosciences segment upon completion of installation at the customer's site. In other instances in the Biosciences segment, based upon the terms of sales arrangements entered into beginning in the fourth quarter of 2003, the Company began to recognize revenue in accordance with Emerging Issues Task Force ("EITF") No. 00-21 "Revenue Arrangements with Multiple Deliverables." These sales arrangements have multiple deliverables and, as such, are divided into separate units of accounting. Revenue and cost of products sold is recognized at the completion of each deliverable.

     The Company defers revenue recognition related to branded insulin syringe products that are sold under incentive programs to distributors in the U.S. consumer trade channel. These distributors have implied rights of return on unsold merchandise held by them. Revenue is recognized for these sales upon the sell-through of such product from the distribution channel partner to the end customer. See Note 2 for additional discussion.

     Substantially all other revenue is recognized when products are shipped to customers.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $191,048, $174,942, and $164,401 in 2003, 2002, and 2001,
respectively.

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

     Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company utilizes interest rate swaps, interest rate caps, interest rate collars, and forward rate agreements to manage its exposure to fluctuating interest rates. The Company does not use derivative financial instruments for trading or speculative purposes.

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

Notes                                              Becton, Dickinson and Company

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

     The following pro-forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued subsequent to October 1, 1995 using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period which generally ranges from zero to four years. The pro-forma effect on net income for 2003, 2002, and 2001 may not be representative of the pro-forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

                                Twelve months ended September 30
----------------------------------------------------------------
                                   2003       2002        2001
----------------------------------------------------------------
Net Income, as reported          $547,056   $479,982   $401,652
Less stock-based compensation
   expense, net of tax             35,941     34,890     33,517
----------------------------------------------------------------
Pro-forma net income             $511,115   $445,092   $368,135
================================================================
Reported earnings per share:
   Basic                         $   2.14   $   1.85   $   1.55
   Diluted                       $   2.07   $   1.79   $   1.49
Pro-forma earnings per share:
   Basic                         $   2.00   $   1.72   $   1.42
   Diluted                       $   1.95   $   1.66   $   1.37

     The pro-forma amounts and fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: risk free interest rates of 3.66%, 4.50%, and 5.57%, respectively; expected volatility of 33.2%, 33.0%, and 32.8%, respectively; expected dividend yields of 1.21%, 1.16% and 1.09%, respectively; and expected lives of six years for each year presented.

2    Accounting Changes

Inventories

During the fourth quarter of 2003, the Company changed its method of determining cost for its inventory previously determined under the LIFO method to the FIFO method. As a result of operating efficiencies and cost reductions, the Company believes that the FIFO method is preferable because it better measures the current cost of such inventories and provides a more appropriate matching of revenues and expenses. The change to the FIFO method has been retroactively applied by restating the accompanying financial statements. There was no impact to the Consolidated Statements of Income for all periods presented. The Consolidated Balance Sheets have been restated to reflect a reduction in inventories of $11,477, a reduction in retained earnings of $7,116 and a reduction in deferred tax liabilities of $4,361 for all periods presented.

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

     Upon adoption of these Statements, the Company reclassified approximately $28,500 of assets from Other Intangibles, Net to Goodwill, Net, primarily related to assembled workforce. These assets did not meet the criteria for recognition apart from goodwill under SFAS No. 141. Of this amount, approximately $18,400 related to the Biosciences segment and approximately $10,100 related to the Medical segment. The Company also ceased amortizing certain trademarks that were deemed to have indefinite lives as they are expected to generate cash flows indefinitely. The following table reconciles reported net income to that which would have been reported if the current method of accounting for goodwill and indefinite-lived asset amortization was used for the year ended September 30, 2001:

                                     2003       2002       2001
------------------------------------------------------------------
Reported Net Income                $547,056   $479,982   $401,652
Goodwill Amortization                    --         --     25,943
Amortization of Indefinite-Lived
   Intangible Assets                     --         --      1,307
------------------------------------------------------------------
Adjusted Net Income                $547,056   $479,982   $428,902
==================================================================
Basic Earnings Per Share           $   2.14   $   1.85   $   1.55
Goodwill Amortization                    --         --        .10
Amortization of Indefinite-Lived
   Intangible Assets                     --         --        .01
Adjusted Basic Earnings
   Per Share                       $   2.14   $   1.85   $   1.66
==================================================================
Diluted Earnings Per Share         $   2.07   $   1.79   $   1.49
Goodwill Amortization                    --         --        .10
Amortization of Indefinite-Lived
   Intangible Assets                     --         --         --
Adjusted Diluted Earnings
   Per Share                       $   2.07   $   1.79   $   1.59
==================================================================

Notes                                              Becton, Dickinson and Company

     Intangible amortization expense was $36,388, $37,753 and $73,985 in 2003, 2002 and 2001, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2004 to 2008 are as follows: 2004-$34,100; 2005-$32,700; 2006-$30,000; 2007-$29,800; 2008-$28,900.

     Intangible assets at September 30 consisted of:

                                          2003                      2002
---------------------------------------------------------------------------------
                                 Gross                     Gross
                                Carrying   Accumulated    Carrying   Accumulated
                                 Amount    Amortization    Amount    Amortization
---------------------------------------------------------------------------------
Amortized intangible assets
Core and Developed Technology   $352,372     $109,689     $370,044     $ 86,878
Patents, Trademarks, & Other     314,211      217,635      308,202      199,065
---------------------------------------------------------------------------------
Total                           $666,583     $327,324     $678,246     $285,943
=================================================================================
Unamortized intangible assets
Goodwill(a)                     $536,788                  $492,327
Trademarks(b)                     15,137                    17,621
---------------------------------------------------------------------------------
Total                           $551,925                  $509,948
=================================================================================

(a)  Net of accumulated amortization of $187,340 in 2003 and $175,903 in 2002

(b)  Net of accumulated amortization of $6,175 in 2003 and 2002

     The change in the carrying amount of goodwill for the year ended September 30, 2003 relates to foreign currency translation adjustments.

     During the third quarter of fiscal 2003, the Company decided to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, the Company recorded an impairment loss of $26,717 in cost of products sold. This loss included the write-down of $25,230 of core and developed technology, $960 of indefinite-lived trademarks, and $527 of licenses. The impairment loss was calculated in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." During 2003, additional asset impairment losses of indefinite-lived trademarks amounted to $1,524.

Revenue Recognition

Effective October 1, 2000, the Company changed its method of revenue recognition for certain products in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). As a result, the Company recorded the following accounting changes.

     The Company changed its accounting method for revenue recognition related to branded insulin syringe products that are sold to distributors in the U.S. consumer trade channel. These products were predominately sold under incentive programs, and these distributors have implied rights of return on unsold merchandise held by them. The Company previously recognized this revenue upon shipment to these distributors, net of appropriate allowances for sales returns. Effective October 1, 2000, the Company changed its method of accounting for revenue related to these product sales to recognize such revenues upon the sell-through of the respective product from the distribution channel partner to the end customer using inventories reported by such distributors. The Company believes this change in accounting principle is the preferable method. The cumulative effect of this change in accounting method was a charge of $52,184 or $30,789, net of taxes.

     The Company also changed its accounting method for recognizing revenue on certain instruments in the Biosciences segment. Prior to the adoption of SAB 101, the Company's accounting policy was to recognize revenue upon delivery of instruments to customers but prior to installation at the customer's site. The Company had routinely completed such installation services successfully in the past, but a substantive effort is required for the installation of these instruments and only the Company can perform the service. Therefore, effective October 1, 2000, the Company began to recognize revenues for these instruments upon completion of installation at the customer's site. The cumulative effect of this change in accounting method was a charge of $9,772, or $5,961 net of taxes.

     The total cumulative effect of these accounting changes on prior years resulted in an after-tax charge to income of $36,750 for the year ended September 30, 2001. Of the $80,700 of revenues included in the cumulative effect adjustment, $44,300 and $28,500 were included in the restated revenues for the first and second quarters of fiscal 2001, respectively, with the remainder substantially recognized by the end of the third quarter. The adoption of SAB 101 increased Biosciences revenues for 2001 by approximately $3,400 and decreased Medical revenues for 2001 by about $3,100. Consequently, the adoption of SAB 101 did not have a material effect on revenues for the year ended September 30, 2001.

     As of September 30, 2003 and 2002, the deferred profit balances recorded as Accrued Expenses were $14,474 and $10,807, respectively.

Notes                                              Becton, Dickinson and Company

Adoption of New Accounting Standards

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies the financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 149 includes decisions made as part of the Derivatives Implementation Group process that effectively required amendments to Statement No. 133. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The provisions of Statement No. 149 that relate to Statement No. 133 implementation issues and that have been effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. This Statement had no impact on the Company's consolidated financial position or results of operations in 2003.

     In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. The Interpretation introduces a new consolidation model, "the variable interests model," which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. Under FIN 46, variable interest entities are to be consolidated if certain conditions are met. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the variable interest entity. Variable interests include equity investments, leases, derivatives, guarantees and other instruments whose values change with changes in the variable interest entity's assets. The provisions of the Interpretation, as amended by FIN 46-6 "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," are effective for the Company as of March 31, 2004, for variable interest entities acquired before February 1, 2003 and immediately for any variable interest entities acquired after January 31, 2003. The Company is in the process of evaluating the applicability and impact of FIN 46 to certain interests entered into prior to February 1, 2003, although the Company does not expect that FIN 46 will have a material impact on its consolidated financial position or results of operations in 2004.

3    Employee Stock Ownership Plan/ Savings Incentive Plan

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

     Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

                                         2003       2002        2001
----------------------------------------------------------------------
Total expense of the
   Savings Incentive Plan              $  2,626   $  2,737   $  2,989
Compensation expense
   (included in total expense above)   $  2,168   $  1,863   $  1,855
Dividends on ESOP shares used
   for debt service                    $  2,344   $  2,553   $  2,721
Number of preferred shares
   allocated at September 30            500,807    476,938    457,921
======================================================================

     The Company guarantees employees' contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $120,961 at September 30, 2003.

Notes                                              Becton, Dickinson and Company

4    Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement benefit plans in foreign countries are not material.

     The Company made a $100 million cash contribution to the U.S. pension plan in both 2003 and 2002. The Company made these contributions to offset the impact of the decline in the market value of pension assets during fiscal years 2002 and 2001.

     The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2003 and 2002 for these plans were as follows:

                                                     Pension Plans        Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------
                                                    2003         2002           2003        2002
-------------------------------------------------------------------------------------------------------
Change in benefit obligation:
Benefit obligation at beginning of year          $  852,922   $ 707,392      $ 222,374   $ 200,011
Service cost                                         44,798      35,702          3,159       2,609
Interest cost                                        54,072      49,095         14,484      14,419
Plan amendments                                         894       4,220             --          --
Benefits paid                                       (49,891)    (41,064)       (15,449)    (18,497)
Actuarial loss                                      129,493      84,547         30,538      23,832
Other, includes translation                          26,357      13,030             --          --
-------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                $1,058,645   $ 852,922      $ 255,106   $ 222,374
=======================================================================================================

Change in plan assets:
Fair value of plan assets at beginning of year   $  519,161   $ 490,913             --   $      --
Actual return on plan assets                         82,973     (50,215)            --          --
Employer contribution                               112,132     110,325             --          --
Benefits paid                                       (49,891)    (41,064)            --          --
Other, includes translation                          21,210       9,202             --          --
-------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year         $  685,585   $ 519,161             --   $      --
=======================================================================================================

Funded status:
Unfunded benefit obligation                      $ (373,060)  $(333,761)     $(255,106)  $(222,374)
Unrecognized net transition obligation                1,308       1,241             --          --
Unrecognized prior service cost                       3,236       2,992        (31,619)    (37,919)
Unrecognized net actuarial loss                     392,912     307,067         88,297      61,904
-------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                   $   24,396   $ (22,461)     $(198,428)  $(198,389)
=======================================================================================================

Amounts recognized in the consolidated
   balance sheets consisted of:
Prepaid benefit cost                             $   13,684   $  13,258      $      --   $      --
Accrued benefit liability                          (132,220)   (168,907)      (198,428)   (198,389)
Intangible asset                                      3,156       2,918             --          --
Accumulated other comprehensive income
   before income taxes                              139,776     130,270             --          --
-------------------------------------------------------------------------------------------------------
Net amount recognized                            $   24,396   $ (22,461)     $(198,428)  $(198,389)
=======================================================================================================

     Foreign pension plan assets at fair value included in the preceding table were $169,473 and $134,300 at September 30, 2003 and 2002, respectively. The foreign pension plan projected benefit obligations were $232,560 and $189,066 at September 30, 2003 and 2002, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,058,645, $798,059, and $685,585, respectively as of September 30, 2003 and $771,060, $613,018, and $446,908, respectively as of September 30, 2002.

Notes                                              Becton, Dickinson and Company

     Net pension and postretirement expense included the following components:

                                                 Pension Plans          Other Postretirement Benefits
-----------------------------------------------------------------------------------------------------
                                         2003       2002       2001       2003       2002      2001
-----------------------------------------------------------------------------------------------------
Components of net pension and
   postretirement costs:
Service cost                           $ 44,798   $ 35,702   $ 33,121    $ 3,159   $ 2,609   $ 2,418
Interest cost                            54,072     49,095     46,344     14,484    14,419    13,841
Expected return on plan assets          (47,190)   (52,560)   (58,203)        --        --        --
Amortization of prior service cost           85       (136)      (282)    (6,233)   (6,233)   (6,017)
Amortization of (gain) loss              13,121      3,064       (268)     3,342     1,626       363
Amortization of net obligation               11         12         22         --        --        --
Net curtailment gain                       (147)        --         --         --        --        --
-----------------------------------------------------------------------------------------------------
Net pension and postretirement costs   $ 64,750   $ 35,177   $ 20,734    $14,752   $12,421   $10,605
=====================================================================================================

     Net pension expense attributable to foreign plans included in the preceding table was $13,302, $8,478, and $7,189 in 2003, 2002, and 2001, respectively.

     The assumptions used in determining benefit obligations were as follows:

                                     Pension Plans   Other Postretirement Benefits
----------------------------------------------------------------------------------
                                      2003   2002             2003   2002
----------------------------------------------------------------------------------
Discount rate:
U.S. plans                            6.25%  6.75%            6.25%  6.75%
Foreign plans (average)               4.90%  5.18%              --     --

Expected return on plan assets(A):
U.S. plans                            8.00%  8.00%              --     --
Foreign plans (average)               6.72%  7.15%              --     --

Rate of compensation increase:
U.S. plans                            4.25%  4.00%            4.25%  4.00%
Foreign plans (average)               2.92%  3.17%              --     --

(A)  Used in the determination of the subsequent year's net pension expense.

     At September 30, 2003 the assumed healthcare trend rates were 9% pre and post age 65, decreasing to an ultimate rate of 5% beginning in 2008. At September 30, 2002 the corresponding assumed healthcare trend rates were 10% pre and post age 65 and an ultimate rate of 5% beginning in 2008. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretire-ment benefit obligation as of September 30, 2003 by $11,865 and the aggregate of the service cost and interest cost components of 2003 annual expense by $782. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2003 by $10,226 and the aggregate of the 2003 service cost and interest cost by $676.

     The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, "Employers' Accounting For Postemployment Benefits," for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $13,974, $13,599, and $15,107 in 2003, 2002, and 2001, respectively.

5    Special Charges

The Company recorded special charges of $21,508, $57,514, and $90,945 in fiscal years 2002, 2000, and 1998, respectively.

Fiscal Year 2002

The Company recorded special charges of $9,937 and $15,760 during the second and third quarters of fiscal 2002, respectively, related to a manufacturing restructuring program in the BD Medical ("Medical") segment that is aimed at optimizing manufacturing efficiencies and improving the Company's competitiveness in the different markets in which it operates. Offsetting special charges in the third quarter of 2002 were $4,189 of reversals of fiscal 2000 special charges. Of these charges, $19,171 represented exit costs, which included $18,533 related to severance costs. This program involves the termination of 533 employees in China, France, Germany, Ireland, Mexico, and the United States. As of September 30, 2003, 15 employees remain to be severed. The Company expects the remaining terminations to be completed and the related accrued severance to be substantially paid by June 2004.

Notes                                              Becton, Dickinson and Company

     A summary of the 2002 special charge accrual activity follows:

                                        Severance   Restructuring
-----------------------------------------------------------------
Accrual Balance at September 30, 2002    $ 13,400       $ 600
Payments                                  (11,600)       (500)
-----------------------------------------------------------------
Accrual Balance at September 30, 2003    $  1,800       $ 100
=================================================================

Fiscal Year 2000

The Company developed a worldwide organizational restructuring plan to align its existing infrastructure with its projected growth programs. This plan included the elimination of open positions and employee terminations from all businesses, functional areas and regions for the sole purpose of cost reduction. As a result of the approval of this plan in September 2000, the Company recorded $33,000 of exit costs, of which $31,700 related to severance costs. At September 30, 2003, all employee terminations have been completed and accruals have been paid relating to the 2000 special charge.

Fiscal Year 1998

In an effort to improve manufacturing efficiencies at certain of its locations, the Company initiated in 1998 two restructuring plans: the closing of a surgical blade plant in Hancock, New York and the consolidation of other production functions in Brazil, Spain, Australia and France. Total charges of $35,300 were recorded in 1998 relating to these restructuring plans, primarily in the Medical segment, and consisted of $15,400 relating to severance and other employee termination costs, $15,400 relating to manufacturing equipment write-offs and $4,500 relating to remaining lease obligations.

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

     As of September 30, 2003, all employee terminations have been completed and all accruals have been paid relating to the 1998 special charge.

6    Acquisitions

In January 2001, the Company completed its acquisition of Gentest Corporation, a privately-held company serving the life sciences market in the areas of drug metabolism and toxicology testing of pharmaceutical candidates. The purchase price was approximately $29,000 in cash. Unaudited pro-forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for 2001.

     This acquisition was recorded under the purchase method of accounting and, therefore, the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of the acquired company were included in the consolidated results of the Company from the acquisition date.

7    Income Taxes

The provision for income taxes is composed of the following charges (benefits):

                                     2003       2002       2001
------------------------------------------------------------------
Current:
   Domestic:
      Federal                      $103,469   $ 33,016   $ 49,053
      State and local, including
         Puerto Rico                  3,880      7,900      7,728
   Foreign                           56,330     50,489     44,167
------------------------------------------------------------------
                                    163,679     91,405    100,948
==================================================================
Deferred:
   Domestic                            (741)    57,651     29,342
   Foreign                             (288)      (449)     8,058
------------------------------------------------------------------
                                     (1,029)    57,202     37,400
------------------------------------------------------------------
                                   $162,650   $148,607   $138,348
==================================================================

     In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2003 and 2002, net current deferred tax assets of $85,068 and $71,362, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2003 and 2002. Net current deferred tax liabilities of $3,385 and $4,635, respectively, were included in Current Liabilities-Income taxes. Net non-current deferred tax liabilities of $91,088 and $77,249, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2003, the cumulative amount of such undistributed earnings approximated $1,798,581 against which substantial tax credits are available. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Notes                                              Becton, Dickinson and Company

     Deferred income taxes at September 30 consisted of:

                                            2003                     2002
-----------------------------------------------------------------------------------
                                    Assets    Liabilities    Assets    Liabilities
-----------------------------------------------------------------------------------
Compensation and benefits          $149,470      $     --   $161,574      $     --
Property and equipment                   --       136,633         --       124,718
Purchase acquisition adjustments         --        46,013         --        70,656
Other                               130,551       104,694    159,546       134,182
-----------------------------------------------------------------------------------
                                    280,021       287,340    321,120       329,556
Valuation allowance                  (2,086)           --     (2,086)           --
-----------------------------------------------------------------------------------
                                   $277,935      $287,340   $319,034      $329,556
===================================================================================

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                          2003   2002   2001
-------------------------------------------------------------
Federal statutory tax rate                35.0%  35.0%  35.0%
State and local income taxes,
   net of federal tax benefit               .4    1.2     .6
Effect of foreign and Puerto Rican
   income and foreign tax credits         (8.5)  (9.3)  (8.2)
Effect of Research, Empowerment
   Zone, Foreign Sales Corporation/
   Extraterritorial Income tax benefits   (3.0)  (2.2)  (3.0)
Other, net                                (1.0)  (1.1)   (.4)
-------------------------------------------------------------
                                          22.9%  23.6%  24.0%
-------------------------------------------------------------

     The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2003-$42,050 and $.16; 2002-$40,860 and $.15; and 2001-$43,275 and $.16.
The tax holidays expire at various dates through 2018.

     The Company made income tax payments, net of refunds, of $110,739 in 2003, $52,603 in 2002, and $53,498 in 2001.

     The components of Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle follow:

                        2003       2002        2001
-----------------------------------------------------
Domestic, including
   Puerto Rico        $334,806   $336,596   $340,073
Foreign                374,900    291,993    236,677
-----------------------------------------------------
                      $709,706   $628,589   $576,750
=====================================================

8    Supplemental Financial Information

Other (Expense) Income, Net

Other expense, net in 2003 totaled $2,860 which included write-downs of certain investments of $3,030 and the write-off of intangible assets of $1,841. These charges were partially offset by foreign exchange gains of $1,875 (net of hedging costs).

     Other expense, net in 2002 included net losses on investments of $18,576. Included in these charges was a $9,725 loss on an equity investment in a publicly traded company. This investment had been trading below its original cost basis of $15,350 since the end of January 2002. As a result, the Company had deemed this decline in value as being other than temporary and had written down this investment to its fair value as of September 30, 2002. Other expense, net in 2002 also included write-down of assets held for sale and asset abandonments of $14,149. These charges were partially offset by foreign exchange gains of $15,596, net of hedging costs.

     Other expense, net in 2001 included foreign exchange losses of $8,762, including net hedging costs, and write-downs of investments to market value of $6,401.

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $47,160 and $38,019 at September 30, 2003 and 2002, respectively.

Inventories                             2003       2002
----------------------------------------------------------
Materials                             $129,958   $137,688
Work in process                        145,500    132,051
Finished products                      519,556    416,480
----------------------------------------------------------
                                      $795,014   $686,219
==========================================================

Property, Plant and Equipment           2003         2002
------------------------------------------------------------
Land                                $   62,442   $   61,756
Buildings                            1,135,177    1,071,799
Machinery, equipment and fixtures    2,636,475    2,430,456
Leasehold improvements                  71,061       57,350
------------------------------------------------------------
                                     3,905,155    3,621,361

Less allowances for depreciation
   and amortization                  2,060,384    1,855,631
------------------------------------------------------------
                                    $1,844,771   $1,765,730
============================================================

Supplemental Cash Flow Information

Noncash investing activities for the years ended September 30:

                                         2003   2002   2001
------------------------------------------------------------
Stock issued for business acquisitions    $97   $241   $243

Notes                                              Becton, Dickinson and Company

9    Debt

The components of Short-term debt follow:

                                      2003       2002
--------------------------------------------------------
Loans payable:
   Domestic                         $100,000   $415,131
   Foreign                             5,015      9,280
Current portion of long-term debt     16,905     10,231
--------------------------------------------------------
                                    $121,920   $434,642
========================================================

     Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 1.6% and 2.0% at September 30, 2003 and 2002, respectively. The Company has in place a $900 million syndicated credit facility, consisting of a $450 million 364-day line of credit expiring in August 2004 and a $450 million five-year line of credit expiring in August 2006. The facility is available to support the Company's commercial paper borrowing program and for other general corporate purposes. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2003. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $225,000 at September 30, 2003, of which $222,000 was unused.

     The components of Long-Term Debt follow:

                                           2003         2002
--------------------------------------------------------------
Domestic notes due through 2015
   (average year-end interest rate:
   4.4%-2003; 4.8%-2002)                $   16,389   $ 17,923
Foreign notes due through 2011
   (average year-end interest rate:
   19.1%-2003; 4.8%-2002)                       47      9,965
9.45% Guaranteed ESOP Notes
   due through July 1, 2004                     --      3,715
6.90% Notes due October 1, 2006            105,073    104,945
7.15% Notes due October 1, 2009            226,092    225,686
4.55% Notes due April 15, 2013             198,032         --
4.90% Notes due April 15, 2018             198,124         --
8.70% Debentures due January 15, 2025      105,224    105,683
7.00% Debentures due August 1, 2027        168,000    168,000
6.70% Debentures due August 1, 2028        167,050    167,050
--------------------------------------------------------------
                                        $1,184,031   $802,967
==============================================================

     In April 2003, the Company issued $200,000 of 4.55% Notes due on April 15, 2013 and $200,000 of 4.9% Notes due on April 15, 2018. The effective yields of these note issues were 4.71% and 5.03%, respectively, including the results of interest rate hedging activity and other financing costs.

     The April 2003 note issues were offered under a registration statement filed in March 2003 with the Securities and Exchange Commission using a "shelf" registration process. This registration was for one or more offerings of debt securities, common stock, warrants, purchase contracts and units, up to a total dollar amount of $750,000, including $100,000 of securities carried forward from a registration filed in October 1997. The remaining availability under the March 2003 shelf registration is $350,000.

     Long-term debt balances as of September 30, 2003 and 2002 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 10.

     The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2005 to 2008 are as follows: 2005-$5,252; 2006-$384;
2007-$100,405; 2008-$427.

     The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

                          2003      2002      2001
----------------------------------------------------
Charged to operations   $43,488   $40,269   $61,585
Capitalized              10,346    17,952    28,625
----------------------------------------------------
                        $53,834   $58,221   $90,210
====================================================

     Interest paid, net of amounts capitalized, was $32,649 in 2003, $39,153 in 2002, and $63,760 in 2001.

10   Financial Instruments

Foreign Exchange Derivatives

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

     In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company's cash flows from certain

Notes                                              Becton, Dickinson and Company

third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from accumulated other comprehensive income to revenues. The Company recorded hedge net losses of $1,732 and net gains of $3,502 to revenues in fiscal 2003 and 2002, respectively.

     Fiscal 2003, 2002 and 2001 revenues are net of hedging costs of $9,876, $10,612 and $8,121, respectively, related to the purchased option contracts. The Company records in Other expense, net, the premium on the forward contracts, which is excluded from the assessment of hedge effectiveness. This premium was $993 and $2,209 in fiscal 2003 and 2002, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2003 will mature by September 30, 2004. As of September 30, 2003, Other Comprehensive Income included an unrealized loss of $7,883, net of tax relating to foreign exchange derivatives that have been designated as cash flow hedges.

     The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded losses of $15,304 and $1,071 in fiscal 2003 and 2002, respectively, to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Derivatives

The Company's policy is to manage interest cost using a mix of fixed and floating debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by changes in other comprehensive income. There was no ineffective portion to the hedges recognized in earnings during the period.

     In addition, the Company entered into forward rate agreements in order to reduce its exposure to changing interest rates during the period leading up to the issuance of long term debt. These transactions were designated as "highly effective" cash flow hedges, as defined by SFAS No. 133. Upon issuance of the long term debt, a realized loss was recorded in other comprehensive income, which will be reclassified into Interest expense, net over the life of the hedged debt issues. The amount of the loss to be reclassified into earnings within the next 12 months is $59.

     For the year ended September 30, 2003, other comprehensive income included an unrealized loss of $2,009, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company's financial instruments at September 30, 2003 and 2002 were as follows:

                                             2003                    2002
---------------------------------------------------------------------------------
                                    Carrying       Fair      Carrying     Fair
                                      Value        Value       Value      Value
---------------------------------------------------------------------------------
Assets:
   Other investments
      (non-current)(A)             $    5,706   $   22,194   $  6,431   $  6,337
   Currency options(B)                  9,394        9,394      6,878      6,878
   Forward exchange contracts(B)           --           --      3,480      3,480
   Interest rate swaps(B)              36,881       36,881     36,314     36,314
Liabilities:
   Forward exchange contracts(C)       22,474       22,474         --         --
   Long-term debt                   1,184,031    1,252,785    802,967    855,331
   Interest rate swaps(C)               2,569        2,569      1,677      1,677
=================================================================================

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

11   Shareholders' Equity

Changes in certain components of shareholders' equity were as follows:

                                  Series B,
                                    ESOP       Common
                                  Preferred     Stock     Capital in                  Unearned
                                    Stock     Issued at   Excess of     Retained        ESOP         Deferred
                                   Issued     Par Value   Par Value     Earnings    Compensation   Compensation
----------------------------------------------------------------------------------------------------------------
Balance at October 1, 2000          $43,570    $332,662     $ 75,075   $2,835,908       $(16,155)        $6,490
Restatement (see Note 2)                                                   (7,116)
----------------------------------------------------------------------------------------------------------------
Balance at October 1, 2000
   (restated)                        43,570     332,662       75,075    2,828,792        (16,155)         6,490
   Net income                                                             401,652
   Cash dividends:
      Common ($.38 per share)                                             (97,897)
      Preferred ($3.835 per
         share), net of tax
         benefits                                                          (2,359)
   Common stock issued for:
      Employee stock plans, net                               72,745
      Business acquisitions                                      215
   Common stock held in
      trusts                                                                                                606
   Reduction in unearned
      ESOP compensation for
      the year                                                                             4,154
   Adjustment for
      redemption provisions          (3,042)                     655
----------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001        40,528     332,662      148,690    3,130,188        (12,001)         7,096
   Net income                                                             479,982
   Cash dividends:
      Common ($.39 per share)                                            (100,521)
      Preferred ($3.835 per
         share), net of tax
         benefits                                                          (2,300)
   Common stock issued for:
      Employee stock plans, net                               35,679
      Business acquisitions                                      198
   Common stock held in
      trusts                                                                                              1,400
   Reduction in unearned
      ESOP compensation for
      the year                                                                             4,154
   Repurchase of common
      stock
   Adjustment for
      redemption provisions          (2,583)                     555
----------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002        37,945     332,662      185,122    3,507,349         (7,847)         8,496
   Net income                                                             547,056
   Cash dividends:
      Common ($.40 per share)                                            (101,612)
      Preferred ($3.835 per
         share), net of tax
         benefits                                                          (2,201)
   Common stock issued for:
      Employee stock plans, net                               71,206
      Business acquisitions                                       97
   Common stock held in
      trusts                                                                                                478
   Reduction in unearned
      ESOP compensation for
      the year                                                                             4,154
   Repurchase of common
      stock
   Adjustment for
      redemption provisions          (3,497)                     753
----------------------------------------------------------------------------------------------------------------
Balance at September 30, 2003       $34,448    $332,662     $257,178   $3,950,592        $(3,693)        $8,974
================================================================================================================

                                       Treasury Stock
                                  --------------------------
                                     Shares         Amount
------------------------------------------------------------
Balance at October 1, 2000        (79,165,708)  $  (980,163)
Restatement (see Note 2)
------------------------------------------------------------
Balance at October 1,
   2000 (restated)                (79,165,708)     (980,163)
   Net income
   Cash dividends:
      Common ($.38 per share)
      Preferred ($3.835 per
         share), net of tax
         benefits
   Common stock issued for:
      Employee stock plans, net     5,423,069        40,564
      Business acquisitions             3,630            28
   Common stock held in
      trusts                          (16,346)         (606)
   Reduction in unearned
      ESOP compensation for
      the year
   Adjustment for
      redemption provisions           329,877         2,387
------------------------------------------------------------
Balance at September 30, 2001     (73,425,478)     (937,790)
   Net income
   Cash dividends:
      Common ($.39 per share)
      Preferred ($3.835 per
         share), net of tax
         benefits
   Common stock issued for:
      Employee stock plans, net     2,634,109        23,497
      Business acquisitions             4,767            43
   Common stock held in
      trusts                          (42,141)       (1,400)
   Reduction in unearned
      ESOP compensation for
      the year
   Repurchase of common
      stock                        (6,607,800)     (223,961)
   Adjustment for
      redemption provisions           304,295         2,028
------------------------------------------------------------
Balance at September 30, 2002     (77,132,248)   (1,137,583)
   Net income
   Cash dividends:
      Common ($.40 per share)
      Preferred ($3.835 per
         share), net of tax
         benefits
   Common stock issued for:
      Employee stock plans, net     5,048,394        45,841
      Business acquisitions             2,487
   Common stock held in
      trusts                          (18,440)         (478)
   Reduction in unearned
      ESOP compensation for
      the year
   Repurchase of common
      stock                        (9,784,200)     (349,998)
   Adjustment for
      redemption provisions           355,125         2,284
------------------------------------------------------------
Balance at September 30, 2003     (81,528,882)  $(1,439,934)
============================================================

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

12   Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive loss are as follows:

                                              2003        2002
-----------------------------------------------------------------
Foreign currency translation adjustments   $(156,193)  $(363,300)
Minimum pension liability adjustment         (86,909)    (77,661)
Unrealized gains on investments                9,721          68
Unrealized losses on cash flow hedges         (9,892)     (4,393)
-----------------------------------------------------------------
                                           $(243,273)  $(445,286)
=================================================================

     The income tax provision recorded in fiscal year 2003 and 2002 for the unrealized gains on investments was $6,700 and $2,800. The income tax benefits recorded in fiscal years 2003 and 2002 for cash flow hedges were $5,500 and $1,900, respectively. The income tax benefit amounts recorded in fiscal years 2003 and 2002 for the minimum pension liability adjustment was $300 and $52,600, respectively. Income taxes are generally not provided for translation adjustments.

     The unrealized gains on investments included in other comprehensive loss for 2002 are net of reclassification adjustments of $8,000, net of tax, for recognized losses as defined by SFAS No. 115. The tax expense associated with these reclassification adjustments was $5,600.

     The unrealized losses on cash flow hedges included in other comprehensive loss for 2003 and 2002 are net of reclassification adjustments of $6,800 and $4,200, net of tax, respectively, for realized hedge gains recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax expense associated with these reclassification adjustments in 2003 and 2002 was $4,800 and $2,900, respectively.

13   Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $56,400 in 2003, $52,600 in 2002, and $49,600 in 2001. Future minimum rental commitments on noncancelable leases are as follows: 2004-$38,900; 2005-$32,500; 2006-$27,500; 2007-$21,100;
2008-$13,800 and an aggregate of $30,900 thereafter.

     As of September 30, 2003, the Company has certain future capital commitments aggregating approximately $82,300, which will be expended over the next several years.

Contingencies

Litigation-Other Environmental-In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 523 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 367 of these cases have been closed with no liability to the Company (313 of which were closed with prejudice), and 28 cases have been settled for an aggregate de minimis amount. The Company is vigorously defending these remaining lawsuits.

     The Company, along with another manufacturer and several medical product distributors, is named as a defendant in four product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. The Company had previously been named as a defendant in seven similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the four pending suits:

Notes                                              Becton, Dickinson and Company

o In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court's granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed.

o In Illinois, McCaster vs. Becton Dickinson et al. (Case No. 98L09478, Cook County Circuit Court), which was filed on August 13, 1998, the court issued an order on November 22, 2002, denying plaintiff's renewed motion for class certification. The plaintiff has voluntarily dismissed the action without prejudice and with leave to re-file within one year.

o In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states, in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

     The Company continues to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

     The Company has insurance policies in place, and believes that a substantial portion of the potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect its rights to additional coverage, the Company has filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99 MT, Middlesex County Superior Court) in New Jersey state court. The Company has withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed. The Company has established reserves to cover reasonably anticipated legal defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, we recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. We do not anticipate incurring significant one-time charges, similar to 2000 and 1998, relating to the latex matters in future years.

     On November 6, 2003, a class action complaint was filed against the Company in the Supreme Court of British Columbia under the caption Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company (Civil Action No. S83059) alleging personal injury to all persons in British Columbia that received test results generated by the BD ProbeTec ET instrument. Plaintiffs seek money damages in an as yet undisclosed amount. The Company is assessing this action, and intends to vigorously defend this matter.

     On January 17, 2003, Retractable Technologies, Inc. ("plaintiff") filed a third amended complaint against the Company, another manufacturer and two group purchasing organizations ("GPOs") under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company, et al. (Civil Action No. 501 CV 036, United States District Court, Eastern District of Texas). Plaintiff alleges that the Company and other defendants conspired to exclude it from the market and to maintain the Company's market share by entering into long-term contracts in violation of state and Federal antitrust laws. Plaintiff also has asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. Plaintiff seeks money damages in an as yet undisclosed amount. On October 6, 2003, the Company filed a motion for summary judgment. Argument of that motion has been scheduled for December 11, 2003, and a trial date has been set for February 3, 2004. The Company continues to vigorously defend this matter.

     The Company also is involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

     The Company currently is engaged in discovery or is otherwise in the early stages with respect to certain of the litigation to which it is a party, and therefore, it is difficult to predict the outcome of such litigation. In addition, given the uncertain nature of litigation generally and of the current litigation environment, it is difficult to predict the outcome of any litigation regardless of its stage. A number of the cases pending against the Company present complex factual and legal issues and are subject to a number of variables, including, but not limited to, the facts and circumstances of each particular case, the jurisdiction in which each suit is brought, and differences in applicable law. As a result, the Company is not able to estimate the amount or range of loss that could result from an unfavorable outcome of such matters. In accordance with generally accepted accounting principles, we establish reserves to the extent probable future losses are estimable. While the Company believes that the claims against it are without merit and, upon resolution, should not have a material adverse effect on the Company, in view of the uncertainties discussed above, the Company could incur charges in excess of currently established reserves and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company's consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. The Company continues to believe that it has a number of valid defenses to each of the suits pending against it and is engaged in a vigorous defense of each of these matters.

Notes                                              Becton, Dickinson and Company

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

14   Stock Plans

Stock Option Plans

The Company has stock option plans under which options have been granted to purchase shares of the Company's common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. The 1995, 1998 and 2002 Stock Option Plans made available 24,000,000, 10,000,000 and 12,500,000 shares, respectively, of the Company's common stock for the granting of options to employees. At September 30, 2003, shares available for future grant under the 1995, 1998 and 2002 Plans were 664,970, 476,730 and 9,248,366, respectively. The
Non-Employee Directors 2000 Stock Option Plan made available 1,000,000 common shares for the granting of options, of which 899,690 remained available for future grant as of September 30, 2003.

     A summary of changes in outstanding options is as follows:

                                               2003                    2002                      2001
--------------------------------------------------------------------------------------------------------------
                                                    Weighted                 Weighted                 Weighted
                                        Options      Average     Options      Average     Options      Average
                                           for      Exercise       for       Exercise       for       Exercise
                                         Shares       Price      Shares       Price       Shares        Price
--------------------------------------------------------------------------------------------------------------
Balance at October 1                   30,388,618    $26.02     28,271,329    $23.80     30,516,315    $21.29
Granted                                 5,391,172     30.02      5,460,162     32.45      4,635,232     31.90
Exercised                              (5,004,027)    17.26     (2,570,626)    13.53     (5,354,447)    15.34
Forfeited, canceled or expired           (659,462)    31.59       (772,247)    31.98     (1,525,771)    28.20
--------------------------------------------------------------------------------------------------------------
Balance at September 30                30,116,301    $28.07     30,388,618    $26.02     28,271,329    $23.80
==============================================================================================================
Exercisable at September 30            19,389,311    $26.33     19,682,329    $22.92     20,534,073    $21.30
==============================================================================================================
Weighted average fair value of
   options granted                    $     10.20              $     11.59              $     12.08
==============================================================================================================
Available for grant at September 30    11,289,756               16,020,386                8,246,462
==============================================================================================================

The maximum term of options is ten years. Options outstanding as of September 30, 2003 expire on various dates from January 2004 through September 2013.

                                                 September 30, 2003
-------------------------------------------------------------------------------------------
                                  Options Outstanding                 Options Exercisable
-------------------------------------------------------------------------------------------
                                      Weighted       Weighted                     Weighted
                                      Average        Average                      Average
Range Of                  Number      Exercise      Remaining          Number     Exercise
Option Exercise Price   Outstanding    Price     Contractual Life   Exercisable     Price
-------------------------------------------------------------------------------------------
$ 8.64-$12.55             1,791,082    $11.47        1.1 Years        1,791,082     $11.47
 18.83- 25.63             6,942,444     22.91        3.0 Years        6,942,444      22.91
 27.25- 34.96            19,172,717     30.66        7.4 Years        8,533,370      30.04
 35.03- 41.56             2,210,058     35.19        5.5 Years        2,122,415      35.12
-------------------------------------------------------------------------------------------
                         30,116,301    $28.07        6.3 Years       19,389,311     $26.33
===========================================================================================

Notes                                              Becton, Dickinson and Company

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has adopted the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans.

     The 1990 Plan has a provision whereby unqualified options may be granted at, below, or above market value of the Company's stock. If the option price is less than the market value of the Company's stock on the date of grant, the discount is recorded as compensation expense over the service period in accordance with the provisions of APB Opinion No. 25. There was no such compensation expense in 2003, 2002, or 2001.

     Under certain circumstances, the stock option plans permit the optionee the right to receive cash and/or stock at the Company's discretion equal to the difference between the market value on the date of exercise and the option price. This difference would be recorded as compensation expense over the vesting period.

Other Stock Plans

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award, as elected by the grantee, is deferred until after retirement or involuntary termination. Commencing on the first anniversary of a grant following retirement, the remainder is distributable in five equal annual installments. During 2003, 60,684 shares were distributed. No awards were granted in 2003, 2002, or 2001. At September 30, 2003, 2,260,389 shares were reserved for future issuance, of which awards for 159,001 shares have been granted.

     The Company has a compensatory Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company's common stock. No restricted shares were issued in 2003, 2002, or 2001.

     The Company has a Directors' Deferral Plan which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2003, 149,996 shares were held in trust, of which 9,049 shares represented Directors' compensation in 2003, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary and annual incentive awards. As of September 30, 2003, 165,100 shares were issuable under this plan.

15   Earnings Per Share

For the years ended September 30, 2003, 2002, and 2001, the following table sets forth the computations of basic and diluted earnings per share, before the cumulative effect of accounting change (shares in thousands):

                                           2003       2002       2001
------------------------------------------------------------------------
Income before cumulative
   effect of accounting change           $547,056   $479,982   $438,402
Preferred stock dividends                  (2,344)    (2,553)    (2,721)
------------------------------------------------------------------------
Income available to common
   shareholders(A)                        544,712    477,429    435,681
Preferred stock dividends-using
   "if converted" method                    2,344      2,553      2,721
Additional ESOP contribution-
   using "if converted" method               (502)      (613)      (645)
------------------------------------------------------------------------
Income available to common
   shareholders after assumed
   conversions(B)                        $546,554   $479,369   $437,757
========================================================================
Average common shares
   outstanding(C)                         254,497    258,016    257,128
Dilutive stock equivalents
   from stock plans                         5,402      6,076      7,309
Shares issuable upon conversion
   of preferred stock                       3,736      4,091      4,396
------------------------------------------------------------------------
Average common and common
   equivalent shares outstanding-
   assuming dilution(D)                   263,635    268,183    268,833
========================================================================
Basic earnings per share before
   cumulative effect of change
   in accounting principle(A/C)          $   2.14   $   1.85   $   1.69
========================================================================
Diluted earnings per share
   before cumulative effect of
   change in accounting principle(B/D)   $   2.07   $   1.79   $   1.63
========================================================================

Notes                                              Becton, Dickinson and Company

16   Segment Data

The Company's organizational structure is based upon its three principal business segments: BD Medical (formerly "BD Medical Systems") ("Medical"), BD Diagnostics (formerly "BD Clinical Laboratory Solutions") ("Diagnostics"), and BD Biosciences ("Biosciences").

     The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Diagnostics segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated barcode systems for use in laboratories. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware.

     The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses. The calculations of segment operating income and assets are in accordance with the accounting policies described in Note 1.

     Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company's products to many end users accounted for approximately 11% of revenues in 2003, 2002 and 2001, respectively, and included products from the Medical and Diagnostics segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues                            2003           2002           2001
--------------------------------------------------------------------------
Medical                          $2,456,876     $2,151,374     $2,004,626
Diagnostics                       1,373,651      1,236,319      1,151,517
Biosciences                         697,413        645,376        590,039
--------------------------------------------------------------------------
Total(A)                         $4,527,940     $4,033,069     $3,746,182
==========================================================================

Segment Operating Income
--------------------------------------------------------------------------
Medical                          $  556,284     $  470,168(C)  $  446,940
Diagnostics                         302,071        251,004(D)     212,837
Biosciences                          88,885(B)     116,926(E)      97,293
--------------------------------------------------------------------------
Total Segment Operating Income      947,240        838,098        757,070
Unallocated Expenses(F)            (237,534)      (209,509)      (180,320)
--------------------------------------------------------------------------
Income Before Income Taxes and
   Cumulative Effect of Change
   in Accounting Principle       $  709,706     $  628,589     $  576,750
==========================================================================

Segment Assets
--------------------------------------------------------------------------
Medical                          $2,738,082     $2,536,185     $2,431,709
Diagnostics                       1,128,878      1,187,710      1,091,063
Biosciences                         912,758(B)     930,836        822,745
--------------------------------------------------------------------------
Total Segment Assets              4,779,718      4,654,731      4,345,517
Corporate and All Other(G)          792,535        374,252        445,293
--------------------------------------------------------------------------
Total                            $5,572,253     $5,028,983     $4,790,810
==========================================================================

Capital Expenditures
--------------------------------------------------------------------------
Medical                          $  167,165     $  182,479     $  265,531
Diagnostics                          61,589         41,774         62,009
Biosciences                          22,116         22,747         24,083
Corporate and All Other              10,173         12,703         19,131
--------------------------------------------------------------------------
Total                            $  261,043     $  259,703     $  370,754
==========================================================================

Depreciation and Amortization
--------------------------------------------------------------------------
Medical                          $  174,701     $  150,849     $  145,702
Diagnostics                          86,879         89,275         89,117
Biosciences                          64,605         50,587         58,204
Corporate and All Other              18,271         14,154         12,677
--------------------------------------------------------------------------
Total                            $  344,456     $  304,865     $  305,700
==========================================================================

(A)  Intersegment revenues are not material.

(B)  Includes $26,717 in 2003 of impairment charges discussed in Note 2.

(C)  Includes $22,600 in 2002 for special charges discussed in Note 5.

(D)  Includes $(468) in 2002 for special charge reversals discussed in Note 5.

(E)  Includes $(447) in 2002 for special charge reversals discussed in Note 5.

(F) Includes interest, net; foreign exchange; corporate expenses; gains on sales of investments; and certain legal defense costs. Also includes special charge reversals of $(177) in 2002, as discussed in Note 5.

(G)  Includes cash and investments and corporate assets.

Notes                                              Becton, Dickinson and Company

Revenues by
Organizational Units             2003         2002         2001
-------------------------------------------------------------------
BD Medical
   Medical Surgical Systems   $1,426,202   $1,299,229   $1,192,340
   Diabetes Care                 542,327      473,825      483,053
   Pharmaceutical Systems        435,624      326,346      278,309
   Ophthalmic Systems             52,723       51,974       50,924
-------------------------------------------------------------------
                              $2,456,876   $2,151,374   $2,004,626
-------------------------------------------------------------------
BD Diagnostics
   Preanalytical Systems      $  707,079   $  637,194   $  584,277
   Diagnostic Systems            666,572      599,125      567,240
-------------------------------------------------------------------
                              $1,373,651   $1,236,319   $1,151,517
-------------------------------------------------------------------
BD Biosciences
   Immunocytometry Systems    $  332,505   $  294,718   $  265,365
   Clontech                       64,312       72,710       78,607
   Pharmingen                    121,173      110,125       94,776
   Discovery Labware             179,423      167,823      151,291
-------------------------------------------------------------------
                              $  697,413   $  645,376   $  590,039
-------------------------------------------------------------------
Total                         $4,527,940   $4,033,069   $3,746,182
===================================================================

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

                       2003         2002          2001
---------------------------------------------------------
Revenues
   United States    $2,328,246   $2,158,275   $2,001,341
   International     2,199,694    1,874,794    1,744,841
---------------------------------------------------------
   Total            $4,527,940   $4,033,069   $3,746,182
=========================================================

Long-Lived Assets
   United States    $  979,735   $  974,797   $  956,138
   International       724,100      653,464      633,671
   Corporate           140,936      137,469      126,214
---------------------------------------------------------
Total               $1,844,771   $1,765,730   $1,716,023
=========================================================

Quarterly Data (Unaudited)
Thousands of dollars, except per-share amounts

                                                     2003
---------------------------------------------------------------------------------------
                         1st          2nd          3rd          4th           Year
---------------------------------------------------------------------------------------
Revenues              $1,051,648   $1,134,041   $1,165,369   $1,176,882   $4,527,940
Gross Profit             501,609      555,613      542,982      591,446    2,191,650(B)
Net Income               113,638      142,040      130,018      161,360      547,056(B)
Earnings Per Share:
   Basic                     .44          .56          .51          .64         2.14
   Diluted                   .43          .54          .49          .61         2.07
=======================================================================================

                                                     2002
---------------------------------------------------------------------------------------
                         1st          2nd          3rd          4th           Year
---------------------------------------------------------------------------------------
Revenues               $944,946    $1,012,971    $998,460    $1,076,692   $4,033,069
Gross Profit            445,184       489,838     484,389       529,989    1,949,400
Net Income               99,673       129,188     119,725       131,396      479,982(A)
Earnings Per Share:
   Basic                    .38           .50         .46           .51         1.85
   Diluted                  .37           .48         .44           .50         1.79
=======================================================================================

(A) Includes $9,937 and $11,571 of special charges in the second and third quarters, respectively, as discussed in Note 5.

(B) Includes $26,717 of impairment charges in the third quarter, as discussed in Note 2.

                                                   Becton, Dickinson and Company

Corporate Information

Annual Meeting

2:00 p.m.
Wednesday, February 11, 2004
Woodcliff Lake Hilton
200 Tice Boulevard
Woodcliff Lake, NJ 07675

Direct Stock Purchase Plan

The Direct Stock Purchase Plan established through EquiServe Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Additional information may be obtained by calling EquiServe Trust Company, N.A. at 1-866-238-5345.

NYSE Symbol

BDX

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: equiserve@equiserve.com
Internet: www.equiserve.com

Shareholder Information

BD's Statement of Corporate Governance Principles, BD's Business Conduct and Compliance Guide, the charters of BD's Committees of the Board of Directors, and BD's reports and statements filed with or furnished to the Securities and Exchange Commission, are posted on BD's Web site at www.bd.com/investors/.

Shareholders may receive, without charge, printed copies of these documents, including BD's 2003 Annual Report to the Securities and Exchange Commission on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10086-6530
Phone: 212-773-3000
Internet: www.ey.com

The trademarks indicated by italics are the property of, licensed to, promoted or distributed by Becton, Dickinson and Company, its subsidiaries or related companies. All other brands are trademarks of their respective holders.

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures.

'c'2003 BD

Common Stock Prices and Dividends

By Quarter              2003                          2002
-----------------------------------------------------------------------
              High     Low     Dividends    High     Low     Dividends
-----------------------------------------------------------------------
First        $31.70   $28.56    $0.100     $38.11   $32.02     $0.0975
Second        35.77    29.45     0.100      37.72    32.15      0.0975
Third         40.43    31.90     0.100      38.47    33.66      0.0975
Fourth        40.00    35.49     0.100      33.78    25.01      0.0975

                           STATEMENT OF DIFFERENCES

The copyright symbol shall be expressed as...............................    'c'