Form 10-K, Exhibit 13
period 2004-09-30
BECTON DICKINSON & CO
filed 2004-12-13
CIK 10795

Becton, Dickinson and Company
Summary

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per-share amounts

	2004	2003	2002		2001

Operations
Revenues	$4,934.7	$4,463.5	$3,960.4		$3,667.6
Research and Development Expense	235.6	224.2	207.2		199.6
Operating Income	787.3	761.2	674.5		632.5
Interest Expense, Net	29.6	36.5	33.2		55.3
Income From Continuing Operations Before Income Taxes	752.9	722.0	627.5		535.2	(C)
Income Tax Provision	170.4	167.0	148.1		134.2
Net Income	467.4	547.1	480.0		401.7	(A)
Basic Earnings Per Share	1.85	2.14	1.85		1.55	(A)
Diluted Earnings Per Share	1.77	2.07	1.79		1.49	(A)
Dividends Per Common Share	.60	.40	.39		.38

Financial Position
Current Assets	$2,641.3	$2,503.5	$2,091.4	(E)	$1,930.1	(E)
Current Liabilities	1,050.1	1,059.4	1,271.5	(E)	1,285.4	(E)
Property, Plant and Equipment, Net	1,881.0	1,831.8	1,750.4		1,701.3
Total Assets	5,752.6	5,572.3	5,029.0	(E)	4,790.8	(E)
Long-Term Debt	1,171.5	1,184.0	803.0		782.8
Shareholders’ Equity	3,067.9	2,897.0	2,480.9	(E)	2,321.7	(E)
Book Value Per Common Share	12.30	11.54	9.71	(E)	8.96	(E)

Financial Relationships
Gross Profit Margin	49.3%	48.5%	48.3%		48.7%
Return on Revenues(F)	11.8%	12.4%	12.1%		11.9	%(C)
Return on Total Assets(B) (F)	14.1%	14.4%	13.6	%(E)	13.6	%(E)
Return on Equity(F)	19.5%	20.6%	20.0	%(E)	20.3	%(C)(E)
Debt to Capitalization(D) (F)	28.1%	30.5%	32.7	%(E)	34.0	%(E)

Additional Data
Number of Employees	25,000	24,800	25,200		24,800
Number of Shareholders	9,654	9,868	10,050		10,329
Average Common and Common
Equivalent Shares Outstanding– Assuming Dilution (millions)	263.3	263.6	268.2		268.8
Depreciation and Amortization	$357.2	$335.8	$296.6		$293.2
Capital Expenditures	265.7	259.2	255.7		364.1

(A)	Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).
(B)	Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.
(C)	Excludes the cumulative effect of accounting changes.
(D)	Total debt as a percent of the sum of total debt, shareholders’ equity and net non-current deferred income tax liabilities.
(E)	Restated to reflect the change from the LIFO to FIFO inventory valuation method in 2003.
(F)	Excludes discontinued operations in 1999 to 2004.

Becton, Dickinson and Company

2000	1999	1998	1997	1996	1995

$3,544.7	$3,412.6	$3,116.9	$2,810.5	$2,769.8	$2,712.5
212.8	220.7	217.9	180.6	154.2	144.2
507.4	477.3	405.4	450.5	431.2	396.7
74.2	72.0	56.3	39.4	37.4	42.8

512.7	404.8	340.9	422.6	393.7	349.6
122.0	96.9	104.3	122.6	110.2	97.9
392.9	275.7	236.6	300.1	283.4	251.7
1.54	1.09	.95	1.21	1.10	.92
1.49	1.04	.90	1.15	1.05	.89
.37	.34	.29	.26	.23	.21

$1,847.6	$1,843.0	$1,542.8	$1,312.6	$1,276.8	$1,327.5
1,382.4	1,358.6	1,091.9	678.2	766.1	720.0
1,565.5	1,423.9	1,302.7	1,250.7	1,244.1	1,281.0
4,505.1	4,437.0	3,846.0	3,080.3	2,889.8	2,999.5
778.5	954.0	765.2	665.4	468.2	557.6
1,956.0	1,768.7	1,613.8	1,385.4	1,325.2	1,398.4
7.72	7.05	6.51	5.68	5.36	5.37

48.6%	49.9%	50.6%	49.7%	48.4%	47.0%
11.0%	9.0%	7.6%	10.7%	10.2%	9.3%
13.4%	11.6%	11.7%	15.9%	15.2%	13.3%
21.0%	18.2%	15.8%	22.1%	20.8%	17.5%
41.7%	47.6%	41.4%	36.3%	34.3%	35.2%

25,000	24,000	21,700	18,900	17,900	18,100
10,822	11,433	9,784	8,944	8,027	7,712

263.2	264.6	262.1	259.6	267.6	280.4
$273.7	$257.8	$228.7	$209.8	$200.5	$207.8
371.0	311.4	181.4	170.3	145.9	123.8

Becton, Dickinson and Company
Financial Review

Company Overview

Becton, Dickinson and Company (“BD”) is a medical technology company that serves healthcare institutions, life science researchers, clinical laboratories, industry and the general public. BD manufactures and sells a broad range of medical supplies, devices, laboratory equipment and diagnostic products. Our business is divided into three worldwide business segments–BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”). Our products are marketed in the United States and internationally through independent distribution channels, directly to end users and by sales representatives. References to years throughout this discussion relate to our fiscal year, which ends on September 30.

BD management operates the business consistent with the following core strategies:

Consistent with our strategy to provide products that deliver greater benefits to healthcare workers, and recognizing the issues surrounding sharps-related injuries, BD has developed a wide array of safety-engineered devices that are designed to reduce the incidence of needlestick injuries and exposure to bloodborne pathogens. These products are offered through our Medical and Diagnostics segments. Sales in the United States of safety-engineered devices grew 13% to $765 million in 2004, compared with $679 million in 2003. International sales of safety-engineered devices were approximately $200 million in 2004. In 2005, we expect U.S. sales of safety-engineered devices to increase about 10% to 11%. We are also anticipating growth of international safety sales in the range of 15% to 20%.

Our financial position remains strong with net cash provided by continuing operations (see discussion below regarding discontinued operations) of approximately $1.1 billion for 2004 and our debt-to-capitalization ratio from continuing operations (total debt as a percentage of the sum of shareholders’ equity, net non-current deferred income tax liabilities and total debt) having improved to 28.1% at September 30, 2004, from 30.4% at September 30, 2003.

Our ability to sustain our long-term growth will depend on a number of factors, including our ability to expand our core business (including geographical expansion), develop innovative new products with higher gross profit margins across our business segments, and continue to improve operating efficiency and organizational effectiveness. Numerous factors can affect our ability to achieve these goals, including without limitation, U.S. and global economic conditions, increased competition and healthcare cost containment initiatives. We believe that there are several important factors relating to our business that tend to reduce the impact on BD of any potential economic or political events in countries in which we do business, including the effects of possible healthcare system reforms. These include the non-discretionary nature of the demand for many of our core products which reduces the impact of economic downturns, our international diversification, and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products.

In 2004, inflation did not have a material impact on our overall operations. However, it is possible that inflation rates will rise in 2005 and beyond, and will have a greater impact on worldwide economies and consequently, the way companies operate. For example, BD currently expends approximately $120 to $150 million per year to purchase supplies of resins, which are oil-based components used in the manufacture of certain BD products. We anticipate that our resin purchase costs will increase during 2005 in part, as a result of recent increases in world oil prices. To offset the potential of increasing costs, we strive to maintain our profit margins through cost reduction programs, productivity improvements and, to a lesser extent, periodic price increases.

• To increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers;
• To improve operating effectiveness and balance sheet productivity; and,
• To strengthen organizational and associate capabilities in the ever-changing healthcare environment.

In assessing the outcomes of these strategies and BD’s financial condition and operating performance, management generally reviews quarterly forecast data, monthly actual results, segment sales and other similar information. We also consider trends related to certain key financial data, including gross profit margin, selling and administrative expense and cash flows.

The results of our strategies are reflected in our fiscal 2004 financial and operational performance. Revenues in 2004 of $4.9 billion increased 11% from the prior year, which includes the estimated favorable impact of foreign currency translation of 5%. Underlying revenue growth (defined as growth excluding the impact of foreign currency translation) of 6% resulted primarily from volume increases in all segments. For 2005, we expect underlying revenue growth for the full year to be about 7%. International revenue growth of 15% in 2004 was favorably affected by foreign currency translation, primarily the Euro. After excluding the estimated favorable impact of foreign currency translation of 9%, international revenues grew approximately 6%. For a discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we attempt to mitigate such impact, see “Financial Instrument Market Risk” below.

Financial Review Becton, Dickinson and Company

Our anticipated revenue growth over the next three years is expected to come from the following:

Medical operating income was $567 million in 2004, which includes $45 million of BGM charges as discussed below, compared with $556 million in 2003. The increase in Medical operating income, excluding the BGM charges, reflected gross profit margin improvement resulting from the continued conversion to safety-engineered devices from conventional products and the benefits of the 2002 manufacturing restructuring program, as discussed in Note 5 of the Notes to Consolidated Financial Statements. Partially offsetting the growth in Medical operating income was higher research and development spending to support several new product initiatives.

Diagnostics Segment

Diagnostics revenues in 2004 of $1.5 billion increased 12% over 2003, or 7% excluding the estimated impact of favorable foreign currency translation of 5%. Revenues in the Preanalytical Systems unit and the Diagnostic Systems unit each contributed about one-half of the underlying revenue growth. Revenues in the Preanalytical Systems unit included U.S. safety-engineered device sales of $317 million compared with $272 million in the prior year. Revenues in the Diagnostic Systems unit reflected strong worldwide sales of respiratory and flu diagnostic tests in Japan and the United States, which on a combined basis resulted in incremental sales of $22 million over 2003. This unit also experienced strong worldwide sales of its molecular diagnostic platform, BD ProbeTec ET, which reported incremental sales of $18 million over 2003, and good worldwide performance in the more traditional infectious disease categories. For 2005, we expect the full year underlying revenue growth for the Diagnostics Segment to be about 6% to 7%.

Diagnostics operating income was $359 million in 2004 compared with $302 million in 2003. This increase reflected gross profit margin improvement resulting from increased sales of products that have higher overall gross profit margins, including safety-engineered products and the BD ProbeTec ETplatform.

Biosciences Segment

Biosciences revenues in 2004 of $723 million increased 14% over 2003, or 9% excluding the estimated impact of favorable foreign currency translation of 5%. Revenue growth in the Immunocytometry Systems unit accounted for approximately 7 points of the underlying growth. Revenue growth in that unit was driven by sales of the newly introduced BD FACSCanto and BD FACSArray analyzers and continued strong market acceptance of the BD FACSAria cell sorter, as well as strong growth of cell analysis reagents. For 2005, we expect the full year underlying revenue growth for the Biosciences Segment to be about 7% to 8%.

• Core business growth and expansion, including blood glucose monitoring (“BGM”) products and the continued transition to safety-engineered devices;
• Expanding the sale of our high-quality products around the globe; and
• Development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers.

We are currently in the process of evaluating our internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. We have a detailed plan in place and expect to have this process completed by September 30, 2005, as required.

As further discussed below and in Note 18 of the Notes to Consolidated Financial Statements, in September 2004, our Board of Directors approved a plan to sell the Clontech operations, a unit of the Biosciences segment. In connection with this decision, we recorded a pre-tax charge in 2004 of $124 million to write down the net assets of Clontech to fair value in connection with the planned sale. For financial reporting purposes, the operating results of Clontech, including this charge, have been classified as discontinued operations for all periods presented.

Results of Continuing Operations

Medical Segment

Medical revenues in 2004 of $2.7 billion increased 9% over 2003 or 4%, excluding the estimated impact of favorable foreign currency translation of 5%. Revenue growth in the Medical Surgical Systems unit of this segment accounted for approximately 3 points of the underlying growth and included U.S. safety-engineered product sales of $448 million compared with $407 million in the prior year. Revenue growth in the Pharmaceutical Systems unit contributed approximately 1 point of the underlying growth rate. Such revenue growth reflects the adverse impact of customer buying patterns to support product launches in 2003. Revenue growth in the Diabetes Care unit contributed approximately 1 point of the underlying growth. Revenues in this unit included sales of BGM meters, test strips, and related disposables in the United States and Canada of $42 million compared with $15 million in 2003. We expect revenues of BGM products to be about $75 million in 2005. Growth in the Diabetes Care unit was negatively affected by the decline in the home healthcare product area. Revenue growth in the Medical Surgical Systems unit and the Pharmaceutical Systems unit reflected lower sales of BD Bifurcated Needles used in the administration of smallpox vaccines, which were $2 million and $26 million in 2004 and 2003, respectively. For 2005, we expect the full year underlying revenue growth for the Medical Segment to be about 7%.

Financial Review   Becton, Dickinson and Company

Biosciences operating income was $156 million in 2004 compared with $101 million in 2003, which included non-cash charges of $27 million, as discussed in the 2003 Compared With 2002 section below. The increase in Biosciences 2004 operating income, excluding the non-cash charges in 2003, was driven by sales growth resulting from new instrument introductions and increased sales of cell analysis reagents, as well as the fact that expenses grew at a lower rate than the revenue growth rate.

Geographic Revenues

On a geographic basis, revenues outside the United States in 2004 increased 15% to $2.5 billion. Excluding the estimated impact of favorable foreign currency translation of 9%, underlying revenue growth outside the United States was 6%. Sales of safety-engineered devices were approximately $200 million in 2004. Revenues in Europe accounted for approximately 3 points of the underlying revenue growth, led by strong sales of immunocytometry systems reagents and instruments as well as prefillable syringes. Revenues in Japan contributed approximately 1 point of the underlying revenue growth, led by strong sales of respiratory and flu diagnostic tests in the Diagnostic Systems unit.

Revenues in the United States in 2004 of $2.4 billion increased 6%, primarily from strong sales of safety-engineered devices and prefillable syringes. Sales in the Diabetes Care unit included $40 million related to BGM meters, test strips and related dis-posables. The Diagnostic Systems unit reported incremental sales of $10 million over 2003 of the BD ProbeTec ET in the United States.

BGM Charges

We recorded a pre-tax charge of $45 million to cost of products sold in 2004 related to our BGM products. The charge included a reserve of $6 million in connection with the voluntary product recall of certain lots of BGM test strips and the write-off of $30 million of certain test strip inventories. In addition, the charge reflected our decision to focus sales and marketing efforts on the BD Logic and Paradigm Link® blood glucose meters in the United States and to discontinue support of the BD Latitude system product offering in the United States, which decision resulted in a write-off of $9 million of related blood glucose meters and fixed assets. See Note 20 of the Notes to Consolidated Financial Statements for further discussion.

Gross Profit Margin

Gross profit margin was 49.3% in 2004 compared with 48.5% in 2003. Excluding the 2004 BGM charges discussed above and the 2003 non-cash charges, as discussed below, the increase in gross profit margin primarily reflected increased sales of products with higher gross profit margins, including safety-engineered products, BGM products and the BD ProbeTec ET instrument platform. In addition, gross profit margin benefited from approximately $15 million of savings achieved from the 2002 Medical restructuring plan.

Operating Expenses

Selling and administrative expense (“SSG&A”) of $1.3 billion in 2004 was 26.6% of revenues, compared to $1.2 billion in 2003, or 26.5% of revenues. This increase was primarily the result of increased investment in various strategic initiatives, in particular, blood glucose monitoring products, as well as a weaker U.S. dollar. In 2005, SSG&A as a percentage of revenues is expected to decrease by 75 to 100 basis points.

Research and development (“R&D”) in 2004 was $236 million, or 4.8% of revenues, compared with $224 million, or 5% of revenues, in 2003. Substantially all R&D efforts are in the United States and therefore are not impacted by foreign currency translation. However, the revenue increase attributable to foreign currency translation had the effect of decreasing R&D expenses as a percentage of sales. In 2005, we expect our year on year investment in R&D to grow 12% to 15%.

The litigation settlement of $100 million in 2004, as discussed in Note 17 of the Notes to Consolidated Financial Statements, related to the pre-tax charge to record the settlement of the litigation brought by Retractable Technologies, Inc.

Operating margin in 2004 was 16% of revenues, compared with 17.1% in 2003. Operating income of $787 million in 2004 included the $45 million of BGM charges and the $100 million litigation settlement, both discussed earlier. Operating income in 2003 of $761 million included $27 million of non-cash charges, as discussed in the 2003 Compared With 2002 section below.

Non-Operating Income and Expenses

Net interest expense was $30 million in 2004, compared with $37 million in 2003. This decrease was due primarily to interest income arising from tax refunds received in connection with the conclusion of certain tax examinations during 2004, as well as higher levels of interest-bearing investments.

Other expense, net was $5 million in 2004, primarily related to the write down of investments. Other expense, net of $3 million in 2003 consisted of write downs of investments and intangible assets of $5 million, which were partially offset by foreign exchange gains of $2 million.

Financial Review   Becton, Dickinson and Company

Income Taxes

The effective tax rate in 2004 was 22.6% and reflects about a 1% reduction resulting from the deductibility of the BGM charges, and about a 1.5% reduction from the deductibility of the litigation settlement. See Note 7 of the Notes to Consolidated Financials Statements for additional discussion. In 2005, we expect our effective tax rate to be about 26%. The American Jobs Creation Act of 2004, which was signed into law on October 22, 2004, provides corporate taxpayers with an election to claim a deduction equal to 85% of cash dividends in excess of a base-period amount received from controlled foreign corporations if the dividends are invested in the United States under a properly approved domestic investment plan. As a result of the passage of the American Jobs Creation Act, during 2005 we will revisit our policy of indefinite reinvestment of foreign earnings. We expect that for every $100 million repatriated, our expected full year tax rate would increase by approximately .6 to .8 percentage points in 2005.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2004 were $583 million and $2.21, respectively, and included the impact of the BGM charges and litigation settlement in 2004, as discussed earlier, which reduced income from continuing operations in the aggregate by $90 million and diluted earnings per share from continuing operations in 2004 by 35 cents. Income from continuing operations and diluted earnings per share from continuing operations in 2003 were $555 million and $2.10, respectively. Non-cash charges in 2003, as discussed earlier, reduced income from continuing operations by $16 million and diluted earnings per share from continuing operations in 2003 by 6 cents.

Discontinued Operations

Loss and diluted earnings per share from discontinued operations in 2004 were $115 million and 44 cents, respectively. Loss from discontinued operations in 2004 reflected an after-tax charge of approximately $116 million in connection with the planned sale of Clontech, as further discussed in Note 18 of the Notes to Consolidated Financial Statements. This charge related to the write down of Clontech net assets to estimated fair value. Loss and diluted earnings per share from discontinued operations in 2003 were $8 million and 3 cents, respectively. The discontinued operations of Clontech in 2003 included an after-tax charge of $4 million relating to the write down of certain inventory and intellectual property.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

We have foreign currency exposures throughout Western Europe, Asia Pacific, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of the period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option’s fair value. With respect to the derivative instruments outstanding at September 30, 2004, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $39 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $6 million. Comparatively, considering our derivative instruments outstanding at September 30, 2003, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $73 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $37 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would substantially offset the results of the derivative instruments.

Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2004, are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate instruments.

Financial Review   Becton, Dickinson and Company

We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. Fair values are estimated based on dealer quotes. A change in interest rates on short-term debt and interest-bearing investments is assumed to impact earnings and cash flow but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest on such obligations is fixed. See Note 9 of the Notes to Consolidated Financial Statements for additional discussion of our debt portfolio. Based on our overall interest rate exposure at September 30, 2004 and 2003, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2004 and 2003 by approximately $42 million and $33 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2004 and 2003 by approximately $46 million and $41 million, respectively.

See Note 10 of the Notes to Consolidated Financial Statements for additional discussion of our outstanding forward exchange contracts, currency options and interest rate swaps at September 30, 2004.

Liquidity and Capital Resources

Cash Flows from Continuing Operating Activities

Cash provided by continuing operations, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $1.1 billion in 2004 compared to $903 million in 2003. Cash provided by continuing operations was reduced by $37 million and $112 million in cash contributions to BD pension plans during 2004 and 2003, respectively. Additional discretionary cash contributions of $68 million were made to BD pension plans in fiscal 2005 (October 2004). In 2005, we expect to generate in excess of $1.1 billion in cash flows from continuing operating activities.

Cash Flows from Continuing Investing Activities

Capital expenditures were $266 million in 2004, compared to $259 million in the prior year. Medical and Diagnostics capital spending, which totaled $159 million and $80 million, respectively in 2004, included spending for various capacity expansions as well as safety devices. Biosciences capital spending, which totaled $17 million in 2004, included spending on manufacturing capacity expansions. In 2005, capital expenditures are expected to be in the $300 to $325 million range and will include spending for new capacity expansion for push button blood collection sets.

In the fourth quarter of 2004, we spent approximately $24 million, net of cash acquired to purchase Atto Bioscience, Inc. See Note 6 of the Notes to Consolidated Financial Statements for additional discussion.

Cash Flows from Continuing Financing Activities

Net cash used for continuing financing activities was $504 million in 2004 as compared to $289 million during 2003 and included the repurchase of shares of our common stock for approximately $450 million, compared to approximately $350 million in 2003. At September 30, 2004, 4.1 million common shares remained available for purchase under a January 2004 Board of Directors’ authorization to repurchase up to 10 million common shares. In 2005, we expect to continue to repurchase common shares of $400 to $450 million. Total debt at September 30, 2004, was $1.2 billion compared with $1.3 billion at September 30, 2003. Short-term debt declined to 4% of total debt at year-end, from 9% at the end of 2003. Floating rate debt was 55% of total debt at the end of both 2004 and 2003. Our weighted average cost of total debt at the end of 2004 was 4.3%, up from 3.8% at the end of 2003 due to higher short-term interest rates. Debt-to-capitalization at year-end improved to 28.1% from 30.4% last year. Cash and equivalents were $719 million and $520 million at September 30, 2004 and 2003, respectively.

We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $33 million at September 30, 2004. At the end of 2003, we had in place two syndicated credit facilities totaling $900 million. These consisted of a $450 million five-year credit agreement maturing in August 2004 and a $450 million 364-day credit agreement maturing in August 2006.

Financial Review   Becton, Dickinson and Company

In August 2004, we amended and restated the five-year credit agreement, increasing the amount available from $450 million to $900 million and extending the expiration date from August 2006 to August 2009. At the same time, we terminated the $450 million 364-day credit agreement due to expire in August 2004. These changes did not impact the total amount of syndicated credit facilities, which remain at $900 million. The amended and restated facility contains a single financial covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio has ranged from 18-to-1 to 21-to-1. The facility, under which there were no borrowings outstanding at September 30, 2004, can be used to support the commercial paper program or for general corporate purposes. In addition, we have informal lines of credit outside the United States.

At September 30, 2004, our long-term debt was rated “A2” by Moody’s and “A+” by Standard and Poor’s and our commercial paper ratings were “P-1” by Moody’s and “A-1” by Standard and Poor’s. Given the availability of the various credit facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments, which obligate us to make payments in the future. The table below sets forth BD’s significant contracted obligations and related scheduled payments:

Use of Non-GAAP Financial Measures

We prepare BD’s financial statements in accordance with U.S. generally accepted accounting principals (GAAP). When discussing our financial performance, we at times will present certain non-GAAP financial measures, as follows:

•         We present revenue growth rates at constant foreign exchange rates. We believe that presenting growth rates at constant foreign exchange rates allows investors to view the actual operating results of BD and of its segments without the impact of fluctuations in foreign currency exchange rates, thereby facilitating comparisons to prior periods.

•         We present earnings per share and other financial measures after excluding the impact of significant charges, and the impact of unusual or non-recurring items. We believe that excluding such impact from these financial measures allows investors to more easily compare BD’s financial performance to prior periods and to understand the operating results of BD without the effects of these significant charges and unusual or non-recurring items.

BD’s management considers these non-GAAP financial measures internally in evaluating BD’s performance. Investors should consider these non-GAAP measures in addition to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP.

Litigation–Other Than Environmental

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

(in millions)	Total	2005	2006 to 2007	2008 to 2009	2010 and Thereafter
Short-term debt	$49	$49	$—	$—	$—
Long-term debt	$1,172	$—	$103	$1	$1,068
Operating leases	$163	$43	$68	$31	$21
Purchase obligations(A)	$175	$115	$56	$4	$—
Total(B)	$1,559	$207	$227	$36	$1,089
(A)Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.
(B)Excludes employee benefit obligations. See Note 4 of the Notes to Consolidated Financial Statements for
disclosures relating to these plans.

Financial Review   Becton, Dickinson and Company

No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 415 of these cases have been closed with no liability to BD (411 of which were closed with prejudice), and 45 cases have been settled for an aggregate de minimis amount. We are vigorously defending the remaining lawsuits.

We, along with another manufacturer and several medical product distributors, are named as a defendant in four product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. We had previously been named as a defendant in seven similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the four pending suits:

•          In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court’s granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed. A new motion for certification of a class has been filed in the trial court, with briefing to be completed in November 2004, and argument expected to be scheduled in the first part of 2005.

•          In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

•          In Illinois, the matter of McCaster vs. Becton Dickinson (Case No. 04L 012544), which had previously been withdrawn without prejudice when the plaintiff failed to overturn the trial court’s denial of class certification, was refiled in the Circuit Court of Cook County on November 5, 2004. This matter must be tried as an individual personal injury case in the trial court before the issue of class certification can be raised on appeal. No trial date has been set at this time.

We continue to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

BD has insurance policies in place, and believes that a substantial portion of potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect our rights to additional coverage, we filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. We have withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed.

We have established accruals to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, we recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. We do not anticipate incurring significant one-time charges, similar to those recorded in 2000 and 1998, relating to the latex matters in future years.

On November 6, 2003, a class action complaint was filed against BD in the Supreme Court of British Columbia under the caption Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company (Civil Action No. S 83059) alleging personal injury to all persons in British Columbia that received test results generated by a BD ProbeTec ET instrument. The complaint seeks money damages in an unspecified amount. No additional or related claims have been filed against BD. We are assessing this action, and intend to vigorously defend this matter.

We have been informed by the Civil Division of the U.S. Department of Justice (the “Civil Division”) that a private party has filed a qui tam complaint against BD alleging violations of the Federal False Claims Act (“FCA”). Qui tam is a provision of the FCA that allows private citizens to file a lawsuit in the name of the U.S. government. Under the FCA, the Civil Division has a certain period of time in which to decide whether to join the claim against BD as an additional plaintiff; if not, the private plaintiff is free to pursue the claim on its own. To BD’s knowledge, no decision has yet been made by the Civil Division whether to join this claim. As of this date, no complaint has been served upon BD, and this matter is currently under seal by the Court. We believe that our business practices have complied with all applicable laws.

On August 3, 2004, BD was served with an administrative subpoena issued by the United States Attorney’s Office in Dallas, Texas (the “U.S. Attorney”) in connection with an investigation which the U.S. Attorney is conducting of transactions between another company and certain of its suppliers, including BD. BD believes that its transactions with the other company have fully complied with the law and that BD is not currently a target of the investigation. BD is cooperating fully in responding to the subpoena.

Financial Review   Becton, Dickinson and Company

On January 23, 2004, a suit was brought by C.A. Greiner & Soehne GmbH (“Greiner”) against BD UK Limited in the Patent Court of the Central London County Court in London, England. The plaintiff asserts that the BD Hemogard cap products and the BD Vacutainer Plus Plastic Citrate Tubes infringe certain European patents owned by Greiner. A trial date has been set for May 9, 2005. BD believes these allegations are without merit and intends to vigorously defend this lawsuit.

On May 28, 2004, Therasense, Inc. (“Therasense”) filed suit against BD in the U.S. District Court for the Northern District of California (Case Number: C 04-02123 WDB) asserting that BD’s BGM products infringe certain Therasense patents. On August 10, 2004, in response to a motion filed by Therasense in the U.S. District Court for the District of Massachusetts, the court transferred to the court in California an action previously filed by BD against Therasense requesting a declaratory judgment that BD’s products do not infringe the Therasense patents and that the Therasense patents are invalid. BD believes that Therasense’s infringement allegations are without merit and intends to vigorously defend the lawsuit.

We also are involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

Given the uncertain nature of litigation generally, we are not able to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable. While we believe that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, we could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. We continue to believe that we have a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

Environmental Matters

We believe that our operations comply in all material respects with applicable laws and regulations. We are a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as “Superfund,” and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs.

We accrue costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. While we believe that, upon resolution, the environmental claims against BD should not have a material adverse effect on BD, we could incur charges in excess of presently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

2003 Compared With 2002

Worldwide revenues in 2003 were $4.5 billion, an increase of 13% over 2002. Underlying revenue growth of 8%, which excludes the estimated favorable impact of foreign currency translation of 5%, resulted primarily from volume increases in all segments.

Medical Segment

Medical revenues in 2003 of $2.5 billion increased 14% over 2002 or 10%, excluding the estimated impact of favorable foreign currency translation of 4%. Revenue growth in the Medical Surgical Systems unit of this segment accounted for approximately 4 points of the underlying growth and included U.S. safety-engineered product sales of $407 million compared with $353 million in the prior year. Revenue growth in the Pharmaceutical Systems unit contributed approximately 3 points of the underlying growth rate. Sales of BD Bifurcated Needles used in the administration of smallpox vaccines and auto-disable devices to non-U.S. governments also contributed to the growth rate of these units, representing approximately 1 point of the overall underlying growth rate of the Medical segment. Revenue growth in the Diabetes Care unit, which accounted for approximately 2 points of the underlying growth, benefited from a favorable comparison with 2002 since 2002 reflected the unfavorable effects of redirecting promotional efforts toward branded insulin syringe sales at the retail level for U.S. Diabetes Care products. Revenue growth in this unit in 2003 included sales of $15 million related to the launch of blood glucose monitoring meters, test strips and related dispos-ables in the United States and Canada.

Medical operating income was $556 million in 2003 compared with $470 million in 2002. The increase in Medical operating income reflected gross profit margin improvement resulting from continued conversion to safety-engineered

Financial Review    Becton, Dickinson and Company

devices from conventional products. The Medical operating income growth rate also benefited from a favorable comparison to 2002, which included $23 million of special charges, net of reversals, and $7 million of other manufacturing restructuring costs, as discussed below, as well as the impact of the above-mentioned factors affecting the Diabetes Care unit. Partially offsetting the growth in Medical operating income was higher incremental spending for the launch of the blood glucose monitoring product line.

Diagnostics Segment

Diagnostics revenues in 2003 of $1.4 billion rose 11% over 2002, or 7% excluding the estimated impact of favorable foreign currency translation of 4%. Revenues in the Preanalytical Systems unit and the Diagnostic Systems unit each contributed about one-half of the underlying revenue growth. Revenues in the Preanalytical Systems unit included U.S. safety-engineered device sales of $272 million compared with $220 million in the prior year. Revenues in the Diagnostic Systems unit reflected strong worldwide sales of its molecular diagnostic platform, BD ProbeTec ET, which reported incremental sales of $29 million over 2002, and good worldwide performance in the more traditional infectious disease categories.

Diagnostics operating income was $302 million in 2003 compared with $251 million in 2002. This increase reflected gross profit margin improvement resulting from increased sales of products that have higher overall gross profit margins, including safety-engineered products and the BD ProbeTec ET platform.

Biosciences Segment

Biosciences revenues in 2003 of $633 million increased 11% over 2002, or 5% excluding the estimated impact of favorable foreign currency translation of 6%. The primary growth driver was Immunocytometry Systems unit revenues, which included sales of the BD FACSAria cell sorter, which replaced the BD FACSVantage cell sorter upon launch in March 2003.

Biosciences operating income was $101 million in 2003 compared with $116 million in 2002. Excluding the $27 million of non-cash charges in 2003 discussed below, the increase in operating income reflected higher gross profit margins from strong sales of flow cytometry reagents and instruments, compared to 2002.

Geographic Revenues

On a geographic basis, revenues outside the United States in 2003 increased 18% to $2.2 billion. Excluding the estimated impact of favorable foreign currency translation of 10%, underlying revenue growth outside the United States was 8%. This growth was led by strong sales of prefillable syringes, BD Bifurcated Needles and hypodermic products in Europe and prefillable syringes in Japan. Revenue growth was adversely impacted by unfavorable economic conditions in Latin America.

Revenues in the United States in 2003 of $2.3 billion increased 8%, primarily from strong sales of safety-engineered devices. Revenue growth in the Diabetes Care unit included sales of $13 million related to the launch of blood glucose monitoring meters, test strips and related disposables, and benefited from a favorable comparison with 2002, which reflected the impact of the above mentioned factors affecting the Diabetes Care unit.

Non-Cash Charges

We recorded non-cash charges of $27 million in the third quarter of 2003 in cost of products sold. These charges resulted from the decision to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, we recorded an impairment charge of $27 million for the related intangible assets and inventory. See Note 3 of the Notes to Consolidated Financial Statements for further discussion of the write down of the intangible assets.

Gross Profit Margin

Gross profit margin was 48.5% in 2003 compared with 48.3% in 2002. Excluding the aforementioned non-cash charges of $27 million in 2003, the increase in gross profit margin primarily reflected increased sales of safety-engineered products, which have higher overall gross profit margins, compared to the prior year. Such increase was unfavorably impacted by increased costs associated with our blood glucose monitoring products.

Operating Expenses

Selling and administrative expense of $1.2 billion in 2003 was 26.5% of revenues, compared to $1 billion in 2002, or 25.4% of revenues. This increase was primarily the result of incremental spending on key initiatives, including our enterprise-wide program to upgrade our business information systems and processes, and the launch of our blood glucose monitoring products.

Research and development in 2003 was $224 million, or 5.0% of revenues, compared with $207 million, or 5.2% of revenues, in 2002. Incremental spending was concentrated primarily in key initiatives, including blood glucose monitoring, ophthalmic systems and advanced drug delivery systems.

We recorded special charges of $22 million in 2002. Included in these charges were $26 million of charges related to a manufacturing restructuring program in the Medical segment, as more fully described in Note 5 of the Notes to Consolidated Financial Statements. Special charges were net of the reversal of $4 million of fiscal 2000 special charges, primarily due to lower than anticipated employee severance and lease cancellation costs. Fiscal 2002 results also reflect $7 million of other manufacturing costs, primarily accelerated depreciation related to the restructuring program, that are included in cost of products sold. Beginning in 2004, we have achieved annual savings of approximately $15 million related to this restructuring program.

Financial Review    Becton, Dickinson and Company

Operating margin in 2003 was 17.1% of revenues, compared with 17.0% in 2002. Operating income in 2003 of $761 million included $27 million of non-cash charges, as discussed earlier. Operating income in 2002 of $674 million included $22 million of special charges, as discussed earlier. Excluding these charges, operating margin was about the same in both years.

Non-Operating Income and Expenses

Net interest expense was $37 million in 2003, compared with $33 million in 2002. This increase was primarily due to higher long-term debt levels and a reduction in capitalized interest, partially offset by lower short-term interest rates and lower short-term debt levels.

Other expense, net of $3 million in 2003 consisted primarily of write downs of investments and intangible assets of $5 million, which were partially offset by foreign exchange gains of $2 million. Other expense, net of $14 million in 2002 included net losses on investments of $19 million, which reflect declines in fair values that were deemed other than temporary. Also included in other expense, net in 2002 were foreign exchange gains of $16 million that were substantially offset by write downs of assets held for sale and asset abandonments of $14 million.

Income Taxes

The effective tax rate in 2003 was 23.1%, which includes the impact from the 2003 non-cash charges, compared to 23.6% in 2002, which includes the impact from the 2002 special charges.

Income and Diluted Earnings per Share from Continuing Operations

Income and diluted earnings per share from continuing operations in 2003 were $555 million and $2.10 respectively. Non-cash charges in 2003, as discussed earlier, reduced income from continuing operations by $16 million and diluted earnings per share from continuing operations by 6 cents. Income and diluted earnings per share from continuing operations in 2002 were $479 million and $1.79, respectively. Special charges reduced income from continuing operations by $17 million and diluted earnings per share from continuing operations by 6 cents in 2002.

Discontinued Operations

Loss and diluted earnings per share from discontinued operations in 2003 were $8 million and 3 cents, respectively. Fiscal 2003 results included a $4 million after-tax charge relating to the write down of certain inventory and intellectual property. Income from discontinued operations in 2002 was $.6 million, which was less than 1 cent per diluted share.

Liquidity and Capital Resources

Cash Flows from Continuing Operating Activities

Cash provided by continuing operations was $903 million in 2003 compared to $829 million in 2002. Cash provided by continuing operations was reduced by $112 million and $110 million in 2003 and 2002, respectively, reflecting the impact of cash contributions to pension plans. Inventories increased by $114 million during 2003 to $776 million, due primarily to foreign currency translation adjustments and increases in inventory of blood glucose monitoring products in anticipation of future sales.

Cash Flows from Continuing Investing Activities

Capital expenditures were $259 million in 2003, compared to $256 million in 2002. Medical and Diagnostics capital spending, which totaled $167 million and $62 million, respectively in 2003, included spending for various capacity expansions as well as safety-engineered devices. Biosciences capital spending, which totaled $20 million in 2003, included spending on new products and manufacturing capacity expansions.

Cash Flows from Continuing Financing Activities

Net cash used for continuing financing activities was $289 million in 2003 as compared to $313 million during 2002. Total debt at September 30, 2003, was $1.3 billion compared with $1.2 billion at September 30, 2002. Short-term debt declined to 9% of total debt at the end of 2003, from 35% at the end of 2002. This change was attributable to the issuance to the public in April 2003 of $200 million of 10-year 4.55% Notes and $200 million of 15-year 4.9% Notes, the net proceeds from which were used to repay commercial paper. Floating rate debt was 55% of total debt at the end of 2003 and 59% of total debt at the end of 2002. Our weighted average cost of total debt at the end of 2003 was 3.8%, down slightly from 4% at the end of 2002 due to lower short-term interest rates. Debt-to-capitalization at September 30, 2003, improved to 30.4% from 32.6% in 2002. Cash and equivalents were $520 million and $243 million at September 30, 2003 and 2002, respectively.

Long-Term Incentive Program

In February 2004, our shareholders approved a long-term incentive program for employees consisting of stock options, restricted stock units, and stock appreciation rights. Restricted stock units represent the right to receive a share of BD’s common stock upon vesting and, in 2005, are expected to be awarded in three varieties: time-vested restricted stock units, which vest after three years from the date of grant; performance restricted stock units which vest after three years from the date of grant and whose award value is directly linked to BD’s three-year financial performance in certain areas; and career restricted stock units, which vest one year after the employee’s retirement.

Financial Review    Becton, Dickinson and Company

In addition, beginning in our first quarter of fiscal 2005, we plan to voluntarily adopt the recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” We expect to use the modified prospective method as described in SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,” to adopt this accounting. Under this method, stock-based employee compensation cost will be recognized from the beginning of fiscal 2005 as if the fair value based accounting method had been used to account for all unvested stock options.

We expect compensation expense associated with the long-term incentive plan and the SFAS No. 123 adoption to impact the full year fiscal 2005 diluted earnings per share from continuing operations by approximately $.15 to $.17.

Critical Accounting Policies

The Financial Review discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. However, we believe that given the current facts and circumstances, it is unlikely that applying any such alternative judgments would materially impact the accompanying financial statements. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of BD’s consolidated financial statements.

Revenue Recognition

We recognize revenue for certain instruments sold from the Biosciences segment upon installation at a customer’s site. Based upon terms of the sales agreements, the Biosciences segment recognizes revenue in accordance with Emerging Issues Task

Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales agreements have multiple deliverables, and as such are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable. Substantially all other revenue is recognized when products are shipped and title passes to customers.

A large part of BD’s domestic businesses sell products to distributors who resell the products to the end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between BD and the end-user customer or distributor. We estimate the amount of the rebate that will be paid, and record the liability as a reduction of revenues when we record the sale of the product.

Impairment of Assets

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets other than goodwill and indefinite-lived intangible assets and other long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Refer to Note 1 of the Notes to Consolidated Financial Statements for further information. Impairment reviews are based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with BD’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to BD’s results of operations. Actual results may differ from management’s estimates.

Investments

We hold minority interests in companies having operations or technology in areas within or adjacent to BD’s strategic focus. Some of these companies are publicly traded, and for them market prices are available. Some, however, are non-publicly traded and their fair value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Financial Review   Becton, Dickinson and Company

Tax Valuation Allowances

BD maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Contingencies

We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 13 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable. A determination of the amount of accruals, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The accruals may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

Benefit Plans

We have significant pension and postretirement benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions.

Stock-Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” we currently account for stock options by the disclosure-only provision of this Statement, and, therefore, we use the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” for accounting for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of the option grant over the exercise price. We have not incurred any such compensation expense during the last three fiscal years.

If we had elected to account for our stock-based compensation awards issued subsequent to October 1, 1995, using the fair value method, the estimated fair value of awards would have been charged against income on a straight-line basis over the vesting period, which generally ranges from zero to four years. For the year ended September 30, 2004, our net income and diluted earnings per share would have been lower by an estimated $32 million and 11 cents, respectively, under the fair value method. This effect may not be representative of the pro forma effect on net income in future years. See discussion above regarding our planned adoption of the recognition provisions of SFAS No. 123 in fiscal 2005.

Cautionary Statement Pursuant to Private Securities Litigation Reform Act of 1995–“Safe Harbor” for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareowners. Forward-looking statements may be identified by the use of words like “plan,” “expect,” “believe,” “intend,” “will,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future–including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results–are forward-looking statements within the meaning of the Act.

Forward-looking statements are based on current expectations of future events. The forward-looking statements are and will be based on management’s then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

Financial Review   Becton, Dickinson and Company

The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:		•

Pending and potential litigation or other proceedings adverse to BD, including product liability claims, patent infringement claims and antitrust claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission filings.

•

Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.

		•	The effects, if any, of adverse media exposure or other publicity regarding BD’s business or operations.
•

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

•

Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.

•

The effect of market fluctuations on the value of assets in BD’s pension plans and the possibility that BD may need to make additional contributions to the plans as a result of any decline in the value of such assets.

•

Changes in domestic and foreign healthcare resulting in pricing pressures, including the continued consolidation among healthcare providers; trends toward managed care and healthcare cost containment; and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.

		•	Our ability to effect infrastructure enhancements and incorporate new systems technologies into our operations.
		•	Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the Federal Food and Drug Administration (or foreign counterparts) or declining sales.
•

The effects, if any, of governmental and media activities relating to U.S. Congressional hearings regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.

		•	Economic and political conditions in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.
•	Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships.
•

Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.

•	Our ability to obtain the anticipated benefits of restructuring programs, if any, that we may undertake.
•

Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.

		•	The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally in the healthcare industry.
		•	Our ability to successfully complete the divestiture of Clontech within the expected timeframe.
•

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

		•	The structure of any transaction involving the divestiture of Clontech and the sales price and other terms relating thereto.
		•	Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the Securities and Exchange Commission.

The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Becton, Dickinson and Company
Report of Management

The following financial statements have been prepared by management in conformity with U.S. generally accepted accounting principles and include, where required, amounts based on the best estimates and judgments of management. The integrity and objectivity of data in the financial statements and elsewhere in this Annual Report are the responsibility of management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company’s assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company’s assets are protected and that transactions are appropriately authorized, recorded and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures. This control structure is further reinforced by a program of internal audits, including a policy that requires responsive action by management.

The financial statements have been audited by Ernst & Young LLP, independent auditors, whose report follows. Their audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included a review and evaluation of the Company’s internal accounting controls to the extent they considered necessary for the purpose of expressing an opinion on the consolidated financial statements. This, together with other audit procedures and tests, was sufficient to provide reasonable assurance as to the fairness of the information included in the financial statements and to support their opinion thereon.

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

Edward J. Ludwig Chairman, President and Chief Executive Officer	John R. Considine Executive Vice President and Chief Financial Officer	William A. Tozzi Vice President and Controller

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2004 and 2003, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

New York, New York November 3, 2004

Becton, Dickinson and Company
Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

	2004	2003	2002
Operations
Revenues	$4,934,745	$4,463,509	$3,960,359

Cost of products sold	2,500,362	2,296,637	2,049,475
Selling and administrative expense	1,311,467	1,181,403	1,007,696
Research and development expense	235,649	224,237	207,204
Special charges	—	—	21,508
Litigation settlement	100,000	—	—

Total Operating Costs and Expenses	4,147,478	3,702,277	3,285,883

Operating Income	787,267	761,232	674,476

Interest expense, net	(29,607)	(36,549)	(33,243)
Other expense, net	(4,792)	(2,725)	(13,766)

Income From Continuing Operations
Before Income Taxes	752,868	721,958	627,467

Income tax provision	170,364	167,028	148,115

Income from Continuing Operations	582,504	554,930	479,352

(Loss) income from Discontinued Operations
Net of income tax (benefit) provision of ($7,961), ($4,378) and $492	(115,102)	(7,874)	630

Net Income	$467,402	$547,056	$479,982

Basic Earnings Per Share

Income from Continuing Operations	$2.30	$2.17	$1.85
Loss from Discontinued Operations	$(0.46)	$(0.03)	$—
Basic Earnings Per Share	$1.85	$2.14	$1.85

Diluted Earnings Per Share

Income from Continuing Operations	$2.21	$2.10	$1.79
Loss from Discontinued Operations	$(0.44)	$(0.03)	$—
Diluted Earnings Per Share	$1.77	$2.07	$1.79

See notes to consolidated financial statements

Financial Statements    Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2004	2003	2002

Net Income	$467,402	$547,056	$479,982

Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustments	83,522	207,107	16,472
Minimum pension liability adjustment	(6,730)	(9,248)	(77,661)
Unrealized gains on investments, net of amounts recognized	242	9,653	4,005
Unrealized losses on cash flow hedges, net of amounts realized	(2,461)	(5,499)	(380)

Other Comprehensive Income (Loss), Net of Tax	74,573	202,013	(57,564)

Comprehensive Income	$541,975	$749,069	$422,418

See notes to consolidated financial statements

Financial Statements   Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per-share amounts and numbers of shares

	2004	2003
Assets
Current Assets
Cash and equivalents	$719,378	$519,886
Short-term investments	32,119	—
Trade receivables, net	807,380	772,067
Inventories	738,778	776,220
Prepaid expenses, deferred taxes and other	279,985	239,983
Assets held for sale	63,694	195,303
Total Current Assets	2,641,334	2,503,459
Property, Plant and Equipment, Net	1,880,997	1,831,791
Goodwill, Net	473,211	445,854
Core and Developed Technology, Net	188,541	193,238
Other Intangibles, Net	93,466	102,538
Capitalized Software, Net	283,918	305,536
Other	191,112	189,837
Total Assets	$5,752,579	$5,572,253

Liabilities
Current Liabilities
Short-term debt	$49,289	$121,858
Accounts payable	206,941	219,804
Accrued expenses	384,936	358,931
Salaries, wages and related items	307,996	258,749
Income taxes	86,739	74,986
Liabilities held for sale	14,181	25,114
Total Current Liabilities	1,050,082	1,059,442
Long-Term Debt	1,171,506	1,184,016
Long-Term Employee Benefit Obligations	374,222	328,254
Deferred Income Taxes and Other	88,906	103,587

Commitments and Contingencies	—	—

Shareholders’ Equity
ESOP convertible preferred stock–$1 par value: authorized – 1,016,949 shares; issued and outstanding – 527,819 shares in 2004 and 583,753 shares in 2003	31,142	34,448
Preferred stock, series A–$1 par value: authorized – 500,000 shares; none issued	—	—
Common stock – $1 par value: authorized – 640,000,000 shares; issued – 332,662,160 shares in 2004 and 2003	332,662	332,662
Capital in excess of par value	414,515	257,178
Retained earnings	4,264,778	3,950,592
Unearned ESOP compensation	—	(3,693)
Deferred compensation	10,222	8,974
Common shares in treasury – at cost – 83,327,295 shares in 2004 and 81,528,882 shares in 2003	(1,816,756)	(1,439,934)
Accumulated other comprehensive loss	(168,700)	(243,273)
Total Shareholders’ Equity	3,067,863	2,896,954
Total Liabilities and Shareholders’ Equity	$5,752,579	$5,572,253

See notes to consolidated financial statements

Financial Statements   Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2004	2003	2002

Operating Activities
Net income	$467,402	$547,056	$479,982
Loss (income) from discontinued operations, net	115,102	7,874	(630)
Income from continuing operations, net	582,504	554,930	479,352
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities:
Depreciation and amortization	357,224	335,759	296,576
Pension contributions	(37,468)	(112,132)	(110,325)
Deferred income taxes	(31,345)	5,921	58,372
Losses on investments	4,918	4,116	32,777
Impairment of intangible assets	—	29,154	—
Non-cash special charges	—	—	6,526
BGM charges	38,551	—	—
Change in operating assets (excludes impact of acquisitions):
Trade receivables	(15,854)	31,450	31,086
Inventories	30,096	(49,854)	22,610
Prepaid expenses, deferred taxes and other	(2,466)	8,596	(419)
Accounts payable, income taxes and other liabilities	99,447	65,500	(498)
Other, net	74,653	29,493	13,226
Net Cash Provided by Continuing Operating Activities	1,100,260	902,933	829,283

Investing Activities
Capital expenditures	(265,718)	(259,218)	(255,705)
Capitalized software	(39,190)	(64,782)	(81,376)
(Purchases) proceeds of short-term investments, net	(31,298)	1,975	3,054
Purchases of long-term investments	(10,149)	(4,399)	(3,397)
Acquisitions of businesses, net of cash acquired	(24,251)	—	—
Other, net	(24,628)	(21,987)	(19,902)
Net Cash Used for Continuing Investing Activities	(395,234)	(348,411)	(357,326)

Financing Activities
Change in short-term debt	(56,509)	(319,608)	(18,756)
Proceeds of long-term debt	—	404,683	3,827
Payment of long-term debt	(21,682)	(6,386)	(9,543)
Repurchase of common stock	(449,930)	(349,998)	(223,961)
Issuance of common stock	176,072	86,618	38,069
Dividends paid	(152,376)	(104,148)	(102,459)
Net Cash Used for Continuing Financing Activities	(504,425)	(288,839)	(312,823)
Net Cash (Used for) Provided by Discontinued Operations	(2,726)	(1,003)	2,038
Effect of exchange rate changes on cash and equivalents	1,617	12,091	(186)
Net Increase in Cash and Equivalents	199,492	276,771	160,986
Opening Cash and Equivalents	519,886	243,115	82,129
Closing Cash and Equivalents	$719,378	$519,886	$243,115

See notes to consolidated financial statements

Notes to Consolidated Financial Statements	Becton, Dickinson and Company

Thousands of dollars, except per-share amounts and numbers of shares

Index Note	Subject	Page	1	Summary of Significant Accounting Policies
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20

Summary of Significant Accounting Policies
Accounting Changes
Goodwill and Other Intangible Assets
Benefit Plans
Special Charges
Acquisitions
Income Taxes
Supplemental Financial Information
Debt
Financial Instruments
Shareholders’ Equity
Other Comprehensive Income (Loss)
Commitments and Contingencies
Stock Plans
Earnings Per Share
Segment Data
Litigation Settlement
Discontinued Operations
Employee Stock Ownership Plan/Savings Incentive Plan
Blood Glucose Monitoring Charges

42 44 45 46 48 49 49 50 50 51 53 54 54 57 58 59 60 60 61 62

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries (“Company”) after the elimination of intercompany transactions.

Reclassifications

The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. During the fourth quarter of 2003, the Company changed its method of determining cost for inventory previously determined under the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method, as discussed in Note 2.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 17 years for leasehold improvements. Depreciation expense was $221,545, $217,553 and $198,244 in fiscal 2004, 2003, and 2002, respectively.

Intangibles

Goodwill is reviewed annually for impairment in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” as discussed in Note 3. In reviewing goodwill for impairment, potential impairment is identified by comparing the estimated fair value of a reporting unit with its carrying value. Core and developed technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” To the extent carrying value exceeds fair value, an impairment loss is recognized in operating results. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment. See Note 3 for further discussion.

Capitalized Software

Capitalized software includes approximately $173,600 and $203,914 of net costs as of September 30, 2004 and 2003, respectively, associated with our enterprise-wide program to upgrade our business information systems, known internally as “Genesis.” The costs associated with the Genesis program will be fully amortized by 2009, with amortization expense being primarily reported as Selling and administrative expense. Capitalized software also includes approximately $33,997 and $15,226 of net costs as of September 30, 2004 and 2003, respectively, associated with a business information systems upgrade within the Biosciences segment. This implementation is estimated to be completed by January 2005 and the related costs will be fully amortized by 2011. Similar to our accounting for the costs of Genesis, these costs are capitalized in accordance with theAICPA’s Statement of Position 98-1,” Accounting for Costs of Computer Software Developed or Obtained for Internal Use.” Amortization expense was $66,319, $52,602 and $31,330 for 2004, 2003 and 2002, respectively.

Foreign Currency Translation

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the foreign currency translation adjustments in Accumulated other comprehensive income (loss).

Revenue Recognition

Revenue is recognized on the sale of certain instruments in the Biosciences segment upon completion of installation at the customer’s site. Based upon the terms of sales arrangements entered into beginning in the fourth quarter of 2003, the Biosciences segment began to recognize revenue in accordance with Emerging Issues Task Force(“EITF”) No. 00-21,”Revenue Arrangements with Multiple Deliverables.” These sales arrangements have multiple deliverables and, as such, are divided into separate units of accounting. Revenue and cost of products sold are recognized at the completion of each deliverable. Substantially all other revenue is recognized when products are shipped and title passes to customers.

A large part of the Company’s domestic businesses sell products to distributors who resell the products to the end-user customers. The Company provides rebates to distributors that sell to end-user customers at prices determined under a contract between BD and the end-user customer or distributor.

The Company estimates the amount of the rebate that will be paid, and records the liability as a reduction of revenues when the Company records the sale of the product.

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $205,280, $190,472 and $174,466 in 2004, 2003, and 2002, respectively.

Warranty

Estimated future warranty obligations related to applicable products are provided by charges to operations in the period in which the related revenue is recognized.

Derivative Financial Instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. See Note 10 for additional discussion on financial instruments.

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options, when it deems appropriate. The Company utilizes interest rate swaps and forward rate agreements to manage its exposure to fluctuating interest rates. The Company does not use derivative financial instruments for trading or speculative purposes.

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

Income Taxes

United States income taxes are not provided on substantially all undistributed earnings of foreign subsidiaries since such undistributed earnings are indefinitely reinvested outside the United States. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

The Company maintains valuation allowances where it is likely that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Earnings Per Share

Basic earnings per share are computed based on the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates or assumptions affect reported assets, liabilities, revenues and expenses as reflected in the consolidated financial statements. Actual results could differ from these estimates.

Stock-Based Compensation

Under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the exercise price.

The following pro-forma net income and earnings per share information has been determined as if the Company had accounted for its stock-based compensation awards issued using the fair value method. Under the fair value method, the estimated fair value of awards would be charged against income on a straight-line basis over the vesting period, which generally ranges from zero to four years. The pro-forma effect on net income for 2004, 2003, and 2002 may not be representative of the pro forma effect on net income in future years since compensation cost is allocated on a straight-line basis over the vesting periods of the grants, which extends beyond the reported years.

The pro-forma amounts and fair value of each option grant are estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002: risk free interest rates of 3.85%, 3.66%, and 4.50%, respectively; expected volatility of 32.5%, 33.2%, and 33.0% respectively; expected dividend yields of 1.16%, 1.21%, and 1.16%, respectively; and expected lives of six years for each year presented.

The Company estimated the fair value of stock options using the Black-Scholes option-pricing model, modified for dividends and using certain assumptions for stock price volatility, risk free interest rates, dividend yields and expected terms until exercise. The value determined by the Black-Scholes option-pricing model is based on assumptions at the time of grant and subsequent modifications to such assumptions are not reflected in the value of prior grants. The Black-Scholes model is a trading option-pricing model that does not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company. Therefore, if the Company had used an option-pricing model other than Black-Scholes, pro-forma results different from those shown above may have been reported. See Note 2 regarding the Company’s planned adoption of the recognition provisions of SFAS No. 123 in fiscal 2005.

				2	Accounting Changes

Adoption of New Accounting Standards

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 significantly changes whether entities included in its scope are consolidated by their sponsors, transferors or investors. The Interpretation introduces a new consolidation model, “the variable interests model,” which determines control based on potential variability in gains and losses of the entity being evaluated for consolidation. Under FIN 46, variable interest entities are to be consolidated if certain conditions are met. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the variable interest entity. Variable interests include equity investments, leases, derivatives, guarantees and other instruments whose values change with changes in the variable interest entity’s assets. The Company adopted FIN 46 in the second quarter of 2004, as required, and such adoption had no impact on the Company’s consolidated financial position, results of operations or financial disclosures.

	2004	2003	2002
Net Income, as reported	$467,402	$547,056	$479,982
Less stock-based compensation
expense, net of tax	32,027	35,941	34,890
Pro-forma net income	$435,375	$511,115	$445,092
Reported earnings per share:
Basic	$1.85	$2.14	$1.85
Diluted	$1.77	$2.07	$1.79
Pro-forma earnings per share:
Basic	$1.72	$2.00	$1.72
Diluted	$1.66	$1.95	$1.66

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The Company adopted Financial Accounting Standards Board Staff Position (“FSP”) 106-2: “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” on a prospective basis effective January 1, 2004. This adoption resulted in a reduction of the Company’s accumulated postretirement benefit obligation of $26,409 at October 1, 2003 and a reduction of the net periodic benefit cost of $2,053 for the year ended September 30, 2004. See Note 4 for more information about the Company’s benefit plans.

Inventories

During the fourth quarter of 2003, the Company changed its method of determining cost for its inventory previously determined under the LIFO method to the FIFO method. As a result of operating efficiencies and cost reductions, the Company believed that the FIFO method was preferable because it better measures the current cost of such inventories and provides a more appropriate matching of revenues and expenses. The change to the FIFO method was retroactively applied by restating prior periods presented. There was no impact to the Consolidated Statements of Income for all prior periods presented. The Consolidated Balance Sheet at September 30, 2003 had been restated to reflect a reduction in inventories of $11,477, a reduction in retained earnings of $7,116 and a reduction in deferred tax liabilities of $4,361 for all periods presented.

Planned Accounting Change

Beginning in the first quarter of fiscal 2005, the Company plans to voluntarily adopt the recognition provisions of SFAS No. 123. The Company expects to use the modified prospective method as discussed in SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure,” to adopt this accounting. Under this method, stock-based employee compensation cost will be recognized from the beginning of fiscal 2005 as if the fair value based accounting method had been used to account for all unvested stock options. In February 2004, the Company’s shareholders approved a long-term incentive program for employees consisting of stock options, restricted stock units, and stock appreciation rights. The Company expects compensation expense associated with the long-term incentive plan and the SFAS No. 123 adoption to impact the full year 2005 diluted earnings per share from continuing operations by approximately $.15 – $.17.

3	Goodwill and Other Intangible Assets
Intangible assets at September 30 consisted of:

	2004		2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized
intangible assets
Core and Developed
Technology	$297,342	$108,801	$284,432	$91,194
Patents, Trademarks,
& Other	307,376	229,047	302,275	214,874
Total	$604,718	$337,848	$586,707	$306,068
Unamortized
intangible assets
Goodwill(A)	$473,211		$445,854
Trademarks(B)	15,137		15,137
Total	$488,348		$460,991
(A) Net of accumulated amortization of $176,058 and $172,909 in 2004 and 2003, respectively. (B) Net of accumulated amortization of $6,175 in 2004 and 2003.

The change in the carrying amount of goodwill for the year ended September 30, 2004 includes $17,341 related to goodwill recorded in the acquisition of Atto Bioscience, Inc. (see Note 6), as well as foreign currency translation adjustments.

Intangible amortization expense was $31,467, $31,413 and $32,778 in 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2005 to 2009 are as follows: 2005–$31,500; 2006–$28,700; 2007–$28,300; 2008–$27,100; 2009–$25,600.

During the third quarter of fiscal 2003, the Company decided to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, the Company recorded an impairment loss of $26,717 in cost of products sold. This loss included the write down of $25,230 of core and developed technology, $960 of indefinite-lived trademarks, and $527 of licenses. The impairment loss was calculated in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” During 2003, additional asset impairment losses on indefinite-lived trademarks amounted to $1,524 and are included in the loss from discontinued operations.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

4	Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain postretirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement healthcare and life insurance benefit plans in foreign countries are not material.

The measurement date used for the Company’s employee benefit plans is September 30.

The Company contributed $37,468 and $112,132 to increase the funding for its pension plans during fiscal 2004 and 2003, respectively.

The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at September 30, 2004 and 2003 for these plans were as follows:

	Pension Plans		Other Postretirement Benefits
	2004	2003	2004		2003
Change in benefit obligation:
Benefit obligation at beginning of year	$1,058,645	$852,922	$255,106		$222,374
Service cost	57,013	44,798	3,510		3,159
Interest cost	62,825	54,072	14,492		14,484
Plan amendments	761	894	—		—
Benefits paid	(55,401)	(49,891)	(18,282)		(15,449)
Actuarial loss	46,726	129,493	35,261		30,538
Other, includes translation	14,825	26,357	(26,409	)(A)	—
Benefit obligation at end of year	$1,185,394	$1,058,645	$263,678		$255,106

Change in plan assets:
Fair value of plan assets at beginning of year	$685,585	$519,161	$—		$—
Actual return on plan assets	56,018	82,973	—		—
Employer contribution	37,468	112,132	—		—
Benefits paid	(55,401)	(49,891)	—		—
Other, includes translation	11,497	21,210	—		—
Fair value of plan assets at end of year	$735,167	$685,585	$—		$—

Funded status:
Unfunded benefit obligation	$(450,227)	$(373,060)	$(263,678)		$(255,106)
Unrecognized net transition obligation	1,150	1,308	—		—
Unrecognized prior service cost	4,321	3,236	(25,386)		(31,619)
Unrecognized net actuarial loss	420,678	392,912	93,033		88,297
(Accrued) prepaid benefit cost	$(24,078)	$24,396	$(196,031)		$(198,428)

Amounts recognized in the consolidated balance sheets consisted of:
Prepaid benefit cost	$25,857	$13,684	$—		$—
Accrued benefit liability	(201,650)	(132,220)	(196,031)		(198,428)
Intangible asset	1,168	3,156	—		—
Accumulated other comprehensive loss
before income taxes	150,547	139,776	—		—
Net amount recognized	$(24,078)	$24,396	$(196,031)		$(198,428)

(A) Relates to the adoption of FSP 106-2 as discussed in Note 2.

Foreign pension plan assets at fair value included in the preceding table were $207,765 and $169,473 at September 30, 2004 and 2003, respectively. The foreign pension plan projected benefit obligations were $279,029 and $232,560 at September 30, 2004 and 2003, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,034,223, $796,256 and $597,155 respectively as of September 30, 2004 and $953,406, $721,805, and $591,921, respectively as of September 30, 2003.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Net pension and other postretirement expense included the following components:

	Pension Plans			Other Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Components of net pension and other postretirement costs:
Service cost	$57,013	$44,798	$35,702	$3,510	$3,159	$2,609
Interest cost	62,825	54,072	49,095	14,492	14,484	14,419
Expected return on plan assets	(51,923)	(47,190)	(52,560)	—	—	—
Amortization of prior service cost	180	85	(136)	(6,233)	(6,233)	(6,233)
Amortization of loss	17,586	13,121	3,064	4,116	3,342	1,626
Amortization of net obligation	132	11	12	—	—	—
Net curtailment gain	(300)	(147)	—	—	—	—
Net pension and postretirement costs	$85,513	$64,750	$35,177	$15,885	$14,752	$12,421

Net pension expense attributable to foreign plans included in the preceding table was $16,053, $13,302, and $8,478 in 2004, 2003, and 2002, respectively.

The assumptions used in determining benefit obligations were as follows:

	Pension Plans		Other Postretirement Benefits
	2004	2003	2004	2003
Discount rate:
U.S. plans	6.00%	6.25%	6.00%	6.25%
Foreign plans (average)	4.95%	4.90%	—	—
Expected return on plan assets(A)
U.S. plans	8.00%	8.00%	—	—
Foreign plans (average)	6.60%	6.72%	—	—
Rate of compensation increase:
U.S. plans	4.25%	4.25%	4.25%	4.25%
Foreign plans (average)	2.98%	2.92%	—	—

(A) Used in the determination of the subsequent year’s net pension expense.

At September 30, 2004 the assumed healthcare trend rates were 10% pre and post age 65, decreasing to an ultimate rate of 5% beginning in 2010. At September 30, 2003 the corresponding assumed healthcare trend rates were 9% pre and post age 65 and an ultimate rate of 5% beginning in 2008. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2004 by $13,993 and the aggregate of the service cost and interest cost components of 2004 annual expense by $863. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2004 by $12,359 and the aggregate of the 2004 service cost and interest cost by $762.

Benefit payments expected to be paid under the Company’s defined benefit pension plans in the next 10 years follows:
Expected Benefit Payments
2005	$ 48,592
2006	53,089
2007	58,232
2008	61,213
2009	68,066
2010–2014	410,075
Total	$699,267

Notes to Consolidated Financial Statements    Becton, Dickinson and Company

The Company’s asset allocation for its defined benefit pension plans as of September 30 follows:

The expected rate of return on plan assets is based upon management’s expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, management considers historical and expected rates of return for the asset classes in which the plan’s assets are invested, as well as current economic and capital market conditions.

The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” for most of its postemployment benefits. Such an approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $18,971, $13,974, and $13,599 in 2004, 2003, and 2002, respectively.

Asset Allocation
	2004	2003
Equity securities	66.9%	67.5%
Debt securities	30.1%	28.9%
Other	3.0%	3.6%
Total	100.0%	100.0%

Expected Funding

The Company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that management may determine to be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. While management expects that the Company will not be required to fund any of its pension plans in 2005, the Company expects to make discretionary funding contributions to its pension plans in 2005 of $68 million.

Investment Strategy			5	Special Charges

The Company’s investment objective is to achieve superior returns on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. The Company’s investments include a broad range of equity and fixed income securities. These investments are diversified in terms of U.S. and international equity securities, short-term and long-term securities, growth and value styles, as well as small and large capitalization stocks. The Company’s target allocation percentages are: U.S. equity securities (45%–50%), international securities (12%–18%), fixed-income securities (31%–39%) and cash (0%–3%). U.S. equity securities are held for their expected high return and excess return over inflation. International equity securities are held for their expected high return, as well as for diversification purposes. Fixed-income securities are held for diversification relative to equities. The plans may also hold cash to meet liquidity requirements. Due to short-term fluctuations in market conditions, allocation percentages may temporarily deviate from these target allocation percentages before a rebalancing occurs. Investment risks and returns are measured and monitored on an on-going basis through annual liability measurements and quarterly investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward. Investments within asset classes are to be diversified to achieve broad market participation and to reduce the impact of individual managers or investments.

The Company recorded special charges of $21,508 in fiscal year 2002.

The Company recorded special charges of $9,937 and $15,760 during the second and third quarters of fiscal 2002, respectively, related to a manufacturing restructuring program in the BD Medical (“Medical”) segment that is aimed at optimizing manufacturing efficiencies and improving the Company’s competitiveness in the different markets in which it operates. Offsetting special charges in the third quarter of 2002 were $4,189 of reversals of fiscal 2000 special charges. Of the 2002 charges, $19,171 represented exit costs, which included $18,533 related to severance costs. This program involves the termination of 533 employees in China, France, Germany, Ireland, Mexico, and the United States. As of September 30, 2004, one employee remains to be severed. The Company expects the remaining termination to be completed and the related accrued severance to be paid in the first quarter of 2005.

A summary of the 2002 special charge accrual activity follows:

				Severance	Restructuring
			Accrual Balance at September 30, 2003	$1,800	$100
			Payments	(1,000)	—
			Adjustments	(600)	(100)
			Accrual Balance at September 30, 2004	$200	$—

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

6		Acquisitions

In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2004 and 2003, net current deferred tax assets of $100,605 and $77,264, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2004 and 2003. Net current deferred tax liabilities of $1,346 and $3,385, respectively, were included in Current Liabilities–Income taxes. Net non-current deferred tax liabilities of $61,819 and $67,784, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries. At September 30, 2004, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $2,080,515. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Deferred income taxes at September 30 consisted of:

On July 1, 2004, the Company acquired all of the outstanding equity interests in Atto Bioscience, Inc., a privately-held company specializing in optical instrumentation, software, and reagents for real-time analysis of interactions taking place in living cells. The purchase price was approximately $25,800 in cash. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values as follows:

Inventories			$1,780
Property, plant and equipment			972
Core and developed technology			5,400
Goodwill			17,341
Other liabilities, net			(793)

In connection with this acquisition, a charge of $1,100 was recorded in connection with purchased in-process research and development. The results of operations of the acquired company were included in the consolidated results of the Company from the acquisition date. Unaudited proforma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts for 2004.

					2004		2003
					Assets	Liabilities	Assets	Liabilities
				Compensation and benefits	$170,148	$—	$148,253	$ —
				Property and equipment	—	141,382	—	137,013
				Purchase acquisition adjustments	—	11,205	—	22,513
				Other	133,397	113,518	124,148	104,694
					303,545	266,105	272,401	264,220
				Valuation allowance	—	—	(2,086)	—
					$303,545	$266,105	$270,315	$264,220
7	Income Taxes
The provision for income taxes is composed of the following charges (benefits):				A reconciliation of the federal statutory tax rate to the Company’s effective tax rate follows:

	2004	2003	2002			2004	2003	2002
Current:				Federal statutory tax rate		35.0%	35.0%	35.0%
Domestic:				State and local income taxes, net of federal tax benefit		.3	.4	1.2
Federal	$91,669	$103,825	$34,459
State and local, including Puerto Rico	3,362	3,880	7,900	Effect of foreign and Puerto Rican income and foreign tax credits		(9.9)	(8.4)	(9.3)
Foreign	106,678	53,402	47,384	Effect of Research, Empowerment Zone, Foreign Sales Corporation/Extraterritorial Income tax benefits		(2.5)	(3.0)	(2.2)
	201,709	161,107	89,743	Other, net		(.3)	(.9)	(1.1)
Deferred:						22.6%	23.1%	23.6%
Domestic	(4,308)	6,209	58,821
Foreign	(27,037)	(288)	(449)

The approximate dollar and diluted per-share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2004–$55,461 and $.21; 2003–$42,050 and $.16; and 2002–$40,860 and $.15. The tax holidays expire at various dates through 2018.

The Company made income tax payments, net of refunds, of $146,574 in 2004, $110,739 in 2003 and $52,603 in 2002.

	(31,345)	5,921	58,372
	$170,364	$167,028	$148,115

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

The components of Income From Continuing Operations Before Income Taxes follow:	Supplemental Cash Flow Information
Noncash investing activities for the years ended September 30:

2004	2003	2002	2004	2003	2002
Domestic, including Puerto Rico	$291,973	$355,032	$343,853	Stock issued for business acquisitions	$2	$97	$241
Foreign	460,895	366,926	283,614
$752,868	$721,958	$627,467
9	Debt
8	Supplemental Financial Information	The components of Short-term debt follow:

Other (Expense) Income, Net

Other expense, net in 2004 totaled $4,792 which included write downs and losses on certain investments of $6,951. These amounts were partially offset by gains on the sale of certain investments of $1,293.

Other expense, net in 2003 totaled $2,725 which included write downs of certain investments of $3,030 and the write-off of intangible assets of $1,841. These charges were partially offset by foreign exchange gains of $1,875 (net of hedging costs).

Other expense, net in 2002 included net losses on investments of $18,552. Included in these charges was a $9,725 loss on an equity investment in a publicly traded company. This investment had been trading below its original cost basis of $15,350 since the end of January 2002. As a result, the Company had deemed this decline in value as being other than temporary and had written down this investment to its fair value as of September 30, 2002. Other expense, net in 2002 also included write downs of assets held for sale and asset abandonments of $14,149. These charges were partially offset by foreign exchange gains of $15,576, net of hedging costs.

Trade Receivables

Allowances for doubtful accounts and cash discounts netted against trade receivables were $52,361 and $46,993 at September 30, 2004 and 2003, respectively.

2004	2003
Loans payable:	$33,100	$100,000
Domestic	15,729	5,015
Foreign	460	16,843
Current portion of long-term debt	$49,289	$121,858

Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 2.1% and 1.6% at September 30, 2004 and 2003, respectively. As of September 30, 2003, the Company had in place two syndicated credit facilities totaling $900 million in order to provide backup support for our commercial paper program and for other general corporate purposes. These consisted of a $450 million 364-day Credit Agreement expiring in August 2004 and a $450 million Five Year Credit Agreement expiring in August 2006. In August 2004, the Company amended and restated the Five Year Credit Agreement, increasing the amount available from $450 million to $900 million and extending the expiration date from August 2006 to August 2009. At the same time, the Company terminated the $450 million 364-day Credit Agreement due to expire in August 2004. Therefore, total syndicated credit facilities continue to be $900 million. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2004. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $203,000 at September 30, 2004, of which $188,000 was unused.

Inventories	2004	2003
Materials	$96,020	$108,810
Work in process	132,841	147,688
Finished products	509,917	519,722
$738,778	$776,220

Property, Plant and Equipment	2004	2003
Land	$62,039	$62,442
Buildings	1,162,327	1,135,177
Machinery, equipment and fixtures	2,811,679	2,622,249
Leasehold improvements	68,177	60,672
4,104,222	3,880,540
Less allowances for depreciation and amortization	2,223,225	2,048,749
$1,880,997	$1,831,791

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

The components of Long-Term Debt follow:	10	Financial Instruments
Foreign Exchange Derivatives
2004	2003

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company’s foreign currency risk exposure is primarily in Western Europe, Asia Pacific, Japan, and Latin America.

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

In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company’s cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from accumulated other comprehensive income to revenues. The Company recorded hedge net losses of $9,110 and $1,732 to revenues in fiscal 2004 and 2003, respectively.

Fiscal 2004, 2003 and 2002 revenues are net of hedging costs of $15,124, $9,876 and $10,612, respectively, related to the purchased option contracts. The Company records in Other expense, net, the net premium on the forward contracts, which is excluded from the assessment of hedge effectiveness. This net premium was $618, $993 and $2,209 in fiscal 2004, 2003 and 2002, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2004 will mature by September 30, 2005. As of September 30, 2004, Other Comprehensive Income included an unrealized loss of $5,106, net of tax relating to foreign exchange derivatives that have been designated as cash flow hedges.

Domestic notes due through 2015 (average year-end interest rate: 2.3%–2004; 4.4%–2003)	$10,415	$16,389
Foreign notes due through 2011 (average year-end interest rate:15.0% –2004; 19.1%–2003)	17	32
6.90% Notes due October 1, 2006	102,436	105,073
7.15% Notes due October 1, 2009	221,381	226,092
4.55% Notes due April 15, 2013	198,169	198,032
4.90% Notes due April 15, 2018	199,177	198,124
8.70% Debentures due January 15, 2025	104,861	105,224
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
$1,171,506	$1,184,016

In April 2003, the Company issued $200,000 of 4.55% Notes due on April 15, 2013 and $200,000 of 4.9% Notes due on April 15, 2018. The effective yields of these note issues were 4.71% and 5.03%, respectively, including the results of interest rate hedging activity and other financing costs.

The April 2003 note issues were offered under a registration statement filed in March 2003 with the Securities and Exchange Commission using a “shelf” registration process. This registration was for one or more offerings of debt securities, common stock, warrants, purchase contracts and units, up to a total dollar amount of $750,000, including $100,000 of securities carried forward from a registration filed in October 1997. The remaining availability under the March 2003 shelf registration is $350,000.

Long-term debt balances as of September 30, 2004 and 2003 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 10.

The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2006 to 2009 are as follows: 2006–$354; 2007–$102,809; 2008–$393; 2009–$414.

The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

2004	2003	2002
Charged to operations	$44,835	$43,488	$40,269
Capitalized	12,203	10,346	17,952
$57,038	$53,834	$58,221
Interest paid, net of amounts capitalized, was $40,730 in 2004, $32,649 in 2003 and $39,153 in 2002.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded losses of $3,690 and $15,304 in fiscal 2004 and 2003, respectively, to foreign currency translation adjustments in other comprehensive income for the change in the fair value of the contracts.

Interest Rate Derivatives

The Company’s policy is to manage interest cost using a mix of fixed and floating debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by changes in other comprehensive income. There was no ineffective portion to the hedges recognized in earnings during the period.

In addition, during 2003, the Company entered into forward rate agreements in order to reduce its exposure to changing interest rates during the period leading up to the issuance of long term debt. These transactions were designated as “highly effective” cash flow hedges, as defined by SFAS No. 133. Upon issuance of the long term debt, a realized loss was recorded in other comprehensive income, which will be reclassified into Interest expense, net over the life of the hedged debt issues. The amount of the loss to be reclassified into earnings within the next 12 months is $62.

For the year ended September 30, 2004, other comprehensive income included an unrealized loss of $7,247, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Other investments are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of

SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company’s financial instruments at September 30, 2004 and 2003 were as follows:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Other investments
(non-current)(A)	$9,706	$26,661	$5,706	$22,194
Currency options(B)	8,618	8,618	9,394	9,394
Forward exchange contracts(B)	5,805	5,805	—	—
Interest rate swaps(B)	30,142	30,142	36,881	36,881
Liabilities:
Forward exchange contracts(C)	—	—	22,474	22,474
Long-term debt	1,171,506	1,228,259	1,184,031	1,252,785
Interest rate swaps(C)	10,912	10,912	2,569	2,569

(A)  Included in Other non-current assets.

(B)  Included in Prepaid expenses, deferred taxes and other.

(C)  Included in Accrued Expenses.

Concentration of Credit Risk

Substantially all of the Company’s trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company’s customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

11	Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	Series B, ESOP Preferred Stock Issued	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Unearned ESOP Compensation	Deferred Compensation
							Treasury Stock
							Shares	Amount
Balance at September 30, 2001	$40,528	$332,662	$148,690	$3,130,188	$(12,001)	$7,096	(73,425,478)	$(937,790)
Net income				479,982
Cash dividends:
Common ($.39 per share)				(100,521)
Preferred ($3.835 per share), net of tax benefits				(2,300)
Common stock issued for:
Employee stock plans, net			35,679				2,634,109	23,497
Business acquisitions			198				4,767	43
Common stock held in trusts						1,400	(42,141)	(1,400)
Reduction in unearned ESOP compensation for the year					4,154
Repurchase of common stock							(6,607,800)	(223,961)
Adjustment for redemption provisions	(2,583)		555				304,295	2,028
Balance at September 30, 2002	$37,945	$332,662	$185,122	$3,507,349	$(7,847)	$8,496	(77,132,248)	$(1,137,583)
Net income				547,056
Cash dividends:
Common ($.40 per share)				(101,612)
Preferred ($3.835 per share), net of tax benefits				(2,201)
Common stock issued for:
Employee stock plans, net			71,206				5,048,394	45,357
Business acquisitions			97				2,487	24
Common stock held in trusts						478	(18,440)	(478)
Reduction in unearned ESOP compensation for the year					4,154
Repurchase of common stock							(9,784,200)	(349,998)
Adjustment for redemption provisions	(3,497)		753				355,125	2,744
Balance at September 30, 2003	$34,448	$332,662	$257,178	$3,950,592	$(3,693)	$8,974	(81,528,882)	$(1,439,934)
Net income				467,402
Cash dividends:
Common ($.60 per share)				(151,093)
Preferred ($3.835 per share), net of tax benefits				(2,123)
Common stock issued for:
Employee stock plans, net			156,478				7,408,051	71,725
Business acquisitions			149				3,545	35
Common stock held in trusts						1,248	(17,376)	(1,248)
Reduction in unearned ESOP compensation for the year					3,693
Repurchase of common stock							(9,551,286)	(449,930)
Adjustment for redemption provisions	(3,306)		710				358,653	2,596
Balance at September 30, 2004	$31,142	$332,662	$414,515	$4,264,778	$—	$10,222	(83,327,295)	$(1,816,756)

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Common stock held in trusts represents rabbi trusts in connection with the Company’s employee salary and bonus deferral plan and Directors’ deferral plan.

Preferred Stock Purchase Rights

In accordance with the Company’s shareholder rights plan, each certificate representing a share of outstanding common stock of the Company also represents one Preferred Stock Purchase Right (a “Right”). Each whole Right entitles the registered holder to purchase from the Company one eight-hundredths of a share of Preferred Stock, Series A, par value $1.00 per share, at a price of $67.50. The Rights will not become exercisable unless and until, among other things, a third party acquires 15% or more of the Company’s outstanding common stock. The Rights are redeemable under certain circumstances at $.01 per Right and will expire, unless earlier redeemed, on April 25, 2006. There are 500,000 shares of preferred stock designated Series A, none of which has been issued.

The unrealized gains on investments included in other comprehensive loss for 2002 are net of reclassification adjustments of $8,000, net of tax, for recognized losses as defined by SFAS No. 115. The tax expense associated with these reclassification adjustments was $5,600. Reclassification adjustments related to investments were not significant in 2004 or 2003.

The unrealized losses on cash flow hedges included in other comprehensive loss for 2004 and 2003 are net of reclassification adjustments of $15,000 and $6,800, net of tax, respectively, for realized net hedge losses recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax benefit associated with these reclassification adjustments in 2004 and 2003 was $9,200 and $4,800, respectively.

12	Other Comprehensive Income (Loss)		13	Commitments and Contingencies
The components of Accumulated other comprehensive loss are as follows:

Commitments

Rental expense for all operating leases amounted to $59,200 in 2004, $53,400 in 2003, and $50,500 in 2002. Future minimum rental commitments on noncancelable leases are as follows: 2005–$42,500; 2006–$37,100; 2007–$30,800; 2008– $18,800; 2009–$12,300 and an aggregate of $21,500 thereafter.

As of September 30, 2004, the Company has certain future capital commitments aggregating to approximately $100,257, which will be expended over the next several years.

Contingencies

Litigation–Other Than Environmental

	2004	2003
Foreign currency translation adjustments	$(72,671)	$(156,193)
Minimum pension liability adjustment	(93,639)	(86,909)
Unrealized gains on investments	9,963	9,721
Unrealized losses on cash flow hedges	(12,353)	(9,892)
	$(168,700)	$(243,273)

The income tax provision recorded in fiscal year 2004 and 2003 for the unrealized gains on investments was $285 and $6,700, respectively. The income tax benefits recorded in fiscal years 2004 and 2003 for cash flow hedges were $3,100 and $5,500, respectively. The income tax benefit amounts recorded in fiscal year 2004 and 2003 for the minimum pension liability adjustment were $4,000 and $300, respectively. Income taxes are generally not provided for translation adjustments.

In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 523 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to ana-phylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 415 of these cases have been closed with no liability to BD (411 of which were closed with prejudice), and 45 cases have been settled for an aggregate de minimis amount. The Company is vigorously defending the remaining lawsuits.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

The Company, along with another manufacturer and several medical product distributors, are named as a defendant in three product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, the remaining actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by BD and, as a result, require medical testing, counseling and/or treatment. Several actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. The Company had previously been named as a defendant in eight similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the three pending suits:

•          In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the Court of Appeals, by order dated June 3, 2003, reversed the trial court’s granting of class certification and remanded the case for a determination of whether the class can be redefined, or the action should be dismissed. A new motion for certification of a class has been filed in the trial court, with briefing to be completed in November 2004, and argument expected to be scheduled in the first part of 2005.

•          In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

•          In Illinois, the matter of McCaster vs. Becton Dickinson (Case No. 04L 012544), which had previously been withdrawn without prejudice when the plaintiff failed to overturn the trial court’s denial of class certification, was refiled in the Circuit Court of Cook County on November 5, 2004. This matter must be tried as an individual personal injury case in the trial court before the issue of class certification can be raised on appeal. No trial date has been set at this time.

The Company continues to oppose class action certification in these cases and will continue to vigorously defend these lawsuits, including pursuing all appropriate rights of appeal.

BD has insurance policies in place, and believes that a substantial portion of potential liability, if any, in the latex and class action matters would be covered by insurance. In order to protect our rights to additional coverage, the Company filed an action for declaratory judgment under the caption Becton Dickinson and Company vs. Adriatic Insurance Company et al. (Docket No. MID-L-3649-99MT, Middlesex County Superior Court) in New Jersey state court. The Company has withdrawn this action, with the right to refile, so that settlement discussions with the insurance companies may proceed.

The Company has established accruals to cover reasonably anticipated defense costs in all product liability lawsuits, including the needlestick class action and latex matters. With regard to the latex matters, the Company recorded special charges in 2000 and 1998 of $20 million and $12 million, respectively. Based on a review of available information at that time, these charges were recorded to reflect the minimum amount within the then most probable range of current estimates of litigation defense costs. The Company does not anticipate incurring sig-nificant one-time charges, similar to 2000 and 1998, relating to the latex matters in future years.

On November 6, 2003, a class action complaint was filed against BD in the Supreme Court of British Columbia under the caption Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company (Civil Action No. S 83059) alleging personal injury to all persons in British Columbia that received test results generated by a BD ProbeTec ET instrument. The complaint seeks money damages in an unspecified amount. No additional or related claims have been filed against BD. The Company is assessing this action, and intends to vigorously defend this matter.

The Company has been informed by the Civil Division of the U.S. Department of Justice (the “Civil Division”) that a private party has filed a qui tam complaint against BD alleging violations of the Federal False Claims Act (“FCA”). Qui tam is a provision of the FCA that allows private citizens to file a lawsuit in the name of the U.S. government. Under the FCA, the Civil Division has a certain period of time in which to decide whether to join the claim against BD as an additional plaintiff; if not, the private plaintiff is free to pursue the claim on its own. To BD’s knowledge, no decision has yet been made by the Civil Division whether to join this claim. As of this date, no complaint has been served upon BD, and this matter is currently under seal by the Court. The Company believes that our business practices have complied with all applicable laws.

On August 3, 2004, BD was served with an administrative subpoena issued by the United States Attorney’s Office in Dallas, Texas (the “U.S. Attorney”) in connection with an investigation which the U.S. Attorney is conducting of transactions between another company and certain of its suppliers, including BD. BD believes that its transactions with the other company have fully complied with the law and that BD is not currently a target of the investigation. BD is cooperating fully in responding to the subpoena.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

On January 23, 2004, a suit was brought by C.A. Greiner & Soehne GmbH (“Greiner”) against BD UK Limited in the Patent Court of the Central London County Court in London, England. The plaintiff asserts that the BD Hemogard cap products and the BD Vacutainer Plus Plastic Citrate Tubes infringe certain European patents owned by Greiner. A trial date has been set for May 9, 2005. BD believes these allegations are without merit and intends to vigorously defend this lawsuit.

On May 28, 2004, Therasense, Inc. (“Therasense”) filed suit against BD in the U.S. District Court for the Northern District of California (Case Number: C 04-02123 WDB) asserting that BD’s blood glucose monitoring products infringe certain Therasense patents. On August 10, 2004, in response to a motion filed by Therasense in the U.S. District Court for the District of Massachusetts, the court transferred to the court in California an action previously filed by BD against Therasense requesting a declaratory judgment that BD’s products do not infringe the Therasense patents and that the Therasense patents are invalid. BD believes that Therasense’s infringement allegations are without merit and intends to vigorously defend the lawsuit.

The Company is also involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

Given the uncertain nature of litigation generally, the Company is not able to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which the Company is a party. In accordance with U.S. generally accepted accounting principles, the Company establishes accruals to the extent probable future losses are estimable. While it believes that the claims against BD are without merit and, upon resolution, should not have a material adverse effect on BD, in view of the uncertainties discussed above, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid. The Company continues to believe that it has a number of valid defenses to each of the suits pending against BD and are engaged in a vigorous defense of each of these matters.

Environmental Matters

The Company believes that its operations comply in all material respects with applicable laws and regulations. The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as “Superfund,” and similar state laws. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs. The Company accrues costs for estimated environmental liabilities based upon our best estimate within the range of probable losses, without considering possible third-party recoveries. While the Company believes that, upon resolution, the environmental claims against BD should not have a material adverse effect on BD, the Company could incur charges in excess of presently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

14	Stock Plans

Stock Option Plans

The Company has employee stock option plans under which options have been granted to purchase shares of the Company’s common stock at prices established by the Compensation and Benefits Committee of the Board of Directors. In addition, the Non-Employee Directors 2000 Stock Option Plan made avail-

able common shares for the granting of options. Each of these plans was terminated with respect to future grants effective upon shareholder approval of the 2004 Employee and Director Equity-Based Compensation Plan in February 2004.

A summary of changes in outstanding options is as follows:

	2004		2003		2002
	Options for Shares	Weighted Average Exercise Price	Options for Shares	Weighted Average Exercise Price	Options for Shares	Weighted Average Exercise Price
Balance at October 1	30,116,301	$28.07	30,388,618	$26.02	28,271,329	$23.80
Granted	4,793,271	39.00	5,391,172	30.02	5,460,162	32.45
Exercised	(7,383,786)	23.55	(5,004,027)	17.26	(2,570,626)	13.53
Forfeited, canceled or expired	(598,981)	32.63	(659,462)	31.59	(772,247)	31.98
Balance at September 30	26,926,805	$31.15	30,116,301	$28.07	30,388,618	$26.02
Exercisable at September 30	16,626,316	$29.00	19,389,311	$26.33	19,682,329	$22.92
Weighted average fair value of options granted	$13.25		$10.20		$11.59
Available for grant at September 30	8,873,890		11,289,756		16,020,386

The maximum term of options is ten years. Options outstanding as of September 30, 2004 expire on various dates from January 2005 through August 2014.

	September 30, 2004
	Options Outstanding			Options Exercisable
Range Of Option Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$ 8.64 – $12.55	298,540	$12.55	0.3 Years	298,540	$12.55
18.83 –25.63	3,905,171	23.24	2.1 Years	3,905,171	23.24
27.25 –34.96	16,178,519	30.67	6.5 Years	10,599,435	30.53
35.03 –41.64	6,447,315	37.75	7.9 Years	1,823,170	35.15
47.61 –50.85	97,260	48.78	9.6 Years	—	—
	26,926,805	$31.15	6.4 Years	16,626,316	$29.00

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), the Company follows the disclosure-only provision of the Statement and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock plans. See Note 2 for more information about the SFAS No. 123 accounting treatment of equity-based compensation subsequent to September 30, 2004.	15	Earnings Per Share
	For the years ended September 30, 2004, 2003, and 2002, the following table sets forth the computations of basic and diluted earnings per share (shares in thousands):
		2004	2003	2002
	Income from continuing operations	$582,504	$554,930	$479,352
Other Stock Plans	Preferred stock dividends	(2,115)	(2,344)	(2,553)

In 2004, the Company adopted the 2004 Employee and Director Equity-Based Compensation Plan (the “2004 Plan”), which provides for long-term incentive compensation to employees and directors consisting of: stock options, stock appreciation rights, performance-based awards, restricted stock units and other stock awards. As of September 30, 2004, 8,873,890 shares remain available for award under the original 9,000,000 share authorization.

The Company has a compensatory Stock Award Plan which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. During 2004, 50,976 shares were distributed. In 2004, 213,106 shares were granted. No awards were granted in 2003 or 2002. At September 30, 2004, awards for 321,131 shares were outstanding. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan.

	Income from continuing operations available to common shareholders(A)	580,389	552,586	476,799
	Preferred stock dividends–using “if converted” method	2,115	2,344	2,553
	Additional ESOP contribution–using “if converted” method	(52)	(502)	(613)
	Income from continuing operations available to common shareholders after assumed conversions(B)	$582,452	$554,428	$478,739
	Average common shares outstanding(C)	252,011	254,497	258,016
	Dilutive stock equivalents from stock plans	7,948	5,402	6,076
	Shares issuable upon conversion of preferred stock	3,378	3,736	4,091
	Average common and common equivalent shares outstanding– assuming dilution(D)	263,337	263,635	268,183
	Basic earnings per share–income from continuing operations	$2.30	$2.17	$1.85
	(A divided by C)
	Diluted earnings per share–income from continuing operations	$2.21	$2.10	$1.79
The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company’s common stock. No restricted shares were issued in 2004, 2003, or 2002.	(B divided by D)
	7,384 common shares and 5,004 common shares were issued upon the exercise of stock options for the years ended September 30, 2004 and 2003, respectively.

The Company has a Directors’ Deferral Plan which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2004, 157,670 shares were held in trust, of which 11,576 shares represented Directors’ compensation in 2004, in accordance with the provisions of the Plan. Under the Plan, which is unfunded, directors have an unsecured contractual commitment from the Company to pay directors the amounts due to them under the Plan.

The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2004, 178,447 shares were issuable under this plan.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

16	Segment Data	Revenues	2004		2003		2002

The Company’s organizational structure is based upon its three principal business segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”), and BD Biosciences (“Biosciences”).

The major products in the Medical segment are hypodermic products, specially designed devices for diabetes care, prefillable drug delivery systems, infusion therapy products, elastic support products and thermometers. The Medical segment also includes disposable scrubs, specialty needles, and surgical blades. The major products in the Diagnostics segment are clinical and industrial microbiology products, sample collection products, specimen management systems, hematology instruments, and other diagnostic systems, including immunodiagnostic test kits. This segment also includes consulting services and customized, automated bar-code systems for use in laboratories. The major products in the Biosciences segment are flow cytometry systems for cellular analysis, reagents and tissue culture labware.

The Company evaluates performance based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses.

Distribution of products is both through distributors and directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company’s products to many end users accounted for approximately 11% of revenues in 2004, 2003 and 2002, respectively and included products from the Medical and Diagnostics segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

		Medical	$2,680,165		$2,456,876		$2,151,374
		Diagnostics	1,531,639		1,373,651		1,236,319
		Biosciences	722,941		632,982		572,666
		Total(A)	$4,934,745		$4,463,509		$3,960,359

		Segment Operating Income
		Medical	$566,582	(I)	$556,284		$470,168	(C)
		Diagnostics	359,370		302,071		251,004	(D)
		Biosciences	155,888		100,597	(B)	115,804	(E)
		Total Segment Operating Income	1,081,840		958,952		836,976
		Unallocated Expenses(F)	(328,972	)(H)	(236,994)		(209,509)
		Income From Continuing Operations
		Before Income Taxes	$752,868		$721,958		$627,467

		Segment Assets
		Medical	$2,703,643		$2,738,082		$2,536,185
		Diagnostics	1,217,620		1,128,878		1,187,710
		Biosciences	706,728		717,455	(B)	717,493
		Total Segment Assets	4,627,991		4,584,415		4,441,388
		Corporate and All Other(G)	1,060,894		792,535		374,252
		Discontinued Operations	63,694		195,303		213,343
		Total	$5,752,579		$5,572,253		$5,028,983

		Capital Expenditures
		Medical	$158,728		$167,168		$182,506
		Diagnostics	79,782		61,590		41,780
		Biosciences	16,560		20,287		18,716
		Corporate and All Other	10,648		10,173		12,703
		Total	$265,718		$259,218		$255,705

		Depreciation and Amortization
		Medical	$187,254		$174,711		$150,939
		Diagnostics	97,731		86,882		89,311
		Biosciences	55,878		55,896		42,172
		Corporate and All Other	16,361		18,270		14,154
		Total	$357,224		$335,759		$296,576
		(A)	Intersegment revenues are not material.
		(B)	Includes $26,717 in 2003 of impairment charges discussed in Note 3.
		(C)	Includes $22,600 in 2002 for special charges, net of reversals discussed in Note 5.
		(D)	Includes $(468) in 2002 for special charge reversals discussed in Note 5.
		(E)	Includes $(447) in 2002 for special charge reversals discussed in Note 5.
		(F)

Includes interest, net; foreign exchange; corporate expenses; gains on sales of investments; and certain legal defense costs. Also includes special charge reversals of $(177) in 2002, as discussed in Note 5.

		(G)	Includes cash and investments and corporate assets.
		(H)	Includes the litigation settlement of $100,000 as discussed in Note 17.
		(I)	Includes the $45,024 charge related to blood glucose monitoring products as discussed in Note 20.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Revenues by Organizational Units	2004	2003	2002	17	Litigation Settlement
BD Medical

On July 2, 2004, the Company entered into an agreement to settle the lawsuit filed against it by Retractable Technologies, Inc (“RTI”). RTI alleged that the Company and other defendants conspired to exclude it from the market and to maintain the Company’s market share by entering into long-term contracts in violation of state and Federal antitrust laws. RTI also asserted claims for business disparagement, common law conspiracy, and tortious interference with business relationships. The settlement was paid on July 6, 2004 and was in exchange for a general release of all claims (excluding certain patent matters) and a dismissal of the case with prejudice, which means this case cannot be re-filed. The Company recorded the related pretax charge of $100,000 ($63,000 after taxes and approximately 24 cents per diluted share) in the Company’s results of operations in the third quarter of 2004.

Medical Surgical Systems	$1,540,723	$1,426,202	$1,299,229
Diabetes Care	586,190	542,327	473,825
Pharmaceutical Systems	497,421	435,624	326,346
Ophthalmic Systems	55,831	52,723	51,974
	$2,680,165	$2,456,876	$2,151,374
BD Diagnostics
Preanalytical Systems	$787,996	$707,079	$637,194
Diagnostic Systems	743,643	666,572	599,125
	$1,531,639	$1,373,651	$1,236,319
BD Biosciences
Immunocytometry Systems	$397,151	$332,386	$294,718
Pharmingen	135,650	121,173	110,125
Discovery Labware	190,140	179,423	167,823
	$722,941	$632,982	$572,666
Total	$4,934,745	$4,463,509	$3,960,359

Geographic Information The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States, including Puerto Rico, and International, which is composed of Europe, Canada, Latin America, Japan and Asia Pacific. Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.				18	Discontinued Operations

On September 28, 2004, the Company’s Board of Directors approved a plan to sell the Clontech unit of the BD Biosciences segment. The Company recorded a charge of approximately $124 million ($115 million after taxes) in connection with the planned sale. The charge relates to the write down of Clontech net assets to their estimated fair value. Clontech’s results of operations are now reported as Discontinued Operations for all periods presented in the accompanying Consolidated Statements of Income. Clontech’s statement of financial position has been reclassified as Assets held for sale and Liabilities held for sale, respectively, in the accompanying Consolidated Balance Sheets for all periods presented.

Results of Discontinued Operations for the years ended September 30, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Revenues
United States	$2,435,889	$2,296,318	$2,118,691
International	2,498,856	2,167,191	1,841,668
Total	$4,934,745	$4,463,509	$3,960,359

Long-Lived Assets
United States	$1,687,276	$1,652,508	$1,651,927
International	1,203,632	1,188,509	1,069,533		2004	2003	2002
Corporate	220,337	227,777	216,141	Revenues	$60,513	$64,431	$72,710
Total	$3,111,245	$3,068,794	$2,937,601
				Income (loss) from operations	$1,037	$(5,278)	$1,122
				Loss on write down of net assets	(124,100)	(6,974)	—
				Loss (income) from discontinued operations before income taxes	(123,063)	(12,252)	1,122
				Income tax benefit (provision)	7,961	4,378	(492)
				Net (loss) income from discontinued operations	$(115,102)	$(7,874)	$630

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Assets held for sale included the following at September 30:				19	Employee Stock Ownership Plan/Savings Incentive Plan
		2004	2003

The Company has an Employee Stock Ownership Plan (“ESOP”) as part of its voluntary defined contribution plan (Savings Incentive Plan) covering most domestic employees. The ESOP is intended to satisfy all or part of the Company’s obligation to match 50% of employees’ contributions, up to a maximum of 3% of each participant’s salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to buy the Company’s ESOP convertible preferred stock. Each share of preferred stock has a guaranteed liquidation value of $59 per share and is convertible into 6.4 shares of the Company’s common stock. The preferred stock pays an annual dividend of $3.835 per share, a portion of which is used by the ESOP, together with the Company’s contributions, to repay the ESOP debt. Since the ESOP debt is guaranteed by the Company, it has been reflected on the consolidated balance sheet as debt with a related amount shown in the shareholders’ equity section as Unearned ESOP compensation. In July 2004, the Company repaid the remaining ESOP debt in full.

Current assets		$26,676	$30,413
Property, plant and equipment		9,562	12,980
Goodwill		—	90,934
Core and developed technology		15,256	49,445
Other intangible assets		8,785	9,175
Other assets		3,415	2,356
Assets held for sale		$63,694	$195,303
Liabilities held for sale included the following at September 30:
		2004	2003
Current liabilities		$13,522	$9,046
Long-term liabilities		659	16,068
Liabilities held for sale		$14,181	$25,114
The statutory tax rate of 35.0% is reduced in 2004 by 26.3% relating to the non-deductibility of the goodwill writeoff, and 2.2% of other items, net to arrive at the effective tax rate of 6.5%.

The (benefit) provision for income taxes related to discontinued operations is composed of the following charges (benefits):

The amount of ESOP expense recognized is equal to the cost of the preferred shares allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the preferred stock that are utilized by the plan to service the debt.

Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

2004		2003	2002		2004	2003	2002
Current:	$3,351	$(356)	$(1,443)	Total expense of the Savings Incentive Plan	$2,252	$2,626	$2,737
Domestic:				Compensation expense (included in total expense above)	$2,137	$2,168	$1,863
Federal				Dividends on ESOP shares used for debt service	$1,592	$2,344	$2,553
State and local, including				Number of preferred shares allocated at September 30	503,011	500,807	476,938
Puerto Rico	—	—	—	The Company guarantees employees’ contributions to the fixed income fund of the Savings Incentive Plan. The amount guaranteed was $127,979 at September 30, 2004.
Foreign	4,188	2,928	3,105
	7,539	2,572	1,662
Deferred:
Domestic	(15,500)	(6,950)	(1,170)
Foreign	—	—	—
	(15,500)	(6,950)	(1,170)
	$(7,961)	$(4,378)	$492
The components of (Loss) Income from Discontinued Operations Before Tax follow:
	2004	2003	2002
Domestic, including Puerto Rico	$(134,885)	$(20,226)	$(7,257)
Foreign	11,822	7,974	8,379
	$(123,063)	$(12,252)	$1,122

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

20	Blood Glucose Monitoring Charges

The Company recorded a pre-tax charge of $45,024 to cost of products sold in the Company’s results of operations during 2004 related to its blood glucose monitoring (“BGM”) products, which included a reserve of $6,473 in connection with the voluntary product recall of certain lots of BGM test strips and the write-off of $29,803 of certain test strip inventories. Based upon internal testing, it was determined that certain BGM test strip lots, produced by BD’s manufacturing partner, were not performing within BD’s specifications. As a result, the Company decided to recall the affected lots and dispose of the non-conforming product in inventory. In addition, the charge reflects BD’s decision to focus its sales and marketing efforts on the BD Logic and Paradigm Link® blood glucose meters in the United States, and to discontinue support of the BD Latitude system product offering in the United States, resulting in a write-off of $8,748 of related blood glucose meters and fixed assets. As of September 30, 2004, a $2,361 reserve remains for product to be returned related to this voluntary product recall, which is expected to be fully exhausted in 2005.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Quarterly Data (unaudited)
Thousands of dollars, except per-share amounts

	2004
	1st	2nd	3rd	4th	Year
Revenues	$1,185,120	$1,253,633	$1,242,714	$1,253,278	$4,934,745
Gross Profit	550,865	624,117	627,101	632,300	2,434,383	(B)
Income from Continuing Operations, Net of Tax	124,925	164,083	110,162	183,334	582,504	(B)(C)
Earnings Per Share:
Income from Continuing Operations	.49	.65	.43	.73	2.30
Loss from Discontinued Operations	—	—	—	(.46)	(.46)
Basic Earnings Per Share	.50	.65	.43	.27	1.85

Income from Continuing Operations	.48	.62	.42	.70	2.21
Loss from Discontinued Operations	—	—	—	(.44)	(.44)
Diluted Earnings Per Share	.48	.62	.41	.26	1.77

	2003
	1st	2nd	3rd	4th	Year
Revenues	$1,035,901	$1,116,715	$1,149,516	$1,161,377	$4,463,509
Gross Profit	492,664	549,297	541,139	583,772	2,166,872	(A)
Income from Continuing Operations, Net of Tax	114,319	143,571	134,779	162,261	554,930	(A)
Earnings Per Share:
Income from Continuing Operations	.45	.56	.53	.64	2.17
Loss from Discontinued Operations	—	(.01)	(.02)	—	(.03)
Basic Earnings Per Share	.44	.56	.51	.64	2.14

Income from Continuing Operations	.43	.54	.51	.62	2.10
Loss from Discontinued Operations	—	(.01)	(.02)	—	(.03)
Diluted Earnings Per Share	.43	.54	.49	.61	2.07

(A)	Includes $26,717 of impairment charges in the third quarter, as discussed in Note 2.
(B)	Includes the $45,024 charge related to blood glucose monitoring (BGM) products in the first quarter, as discussed in Note 20.
(C)	Includes the litigation settlement of $100,000 in the third quarter, as discussed in Note 17.

Becton, Dickinson and Company
Corporate Information

Annual Meeting

1:00 p.m.
Tuesday, February 1, 2005
Hilton Short Hills
41 John F. Kennedy Parkway
Short Hills, NJ 07078

Direct Stock Purchase Plan

The Direct Stock Purchase Plan established through EquiServe Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Additional information may be obtained by calling EquiServe Trust Company, N.A. at 1-866-238-5345.

NYSE Symbol

BDX

On March 18, 2004, Edward J. Ludwig, Chairman, President and Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by BD of NYSE Corporate Governance listing standards.

The certifications of Mr. Ludwig and John R. Considine, Executive Vice President and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of BD’s public disclosure, have been filed as exhibits to the Company’s 2004 Annual Report on Form 10-K.

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Phone: 1-800-519-3111
E-mail: equiserve@equiserve.com
Internet: www.equiserve.com

Shareholder Information

BD’s Statement of Corporate Governance Principles, BD’s Business Conduct and Compliance Guide, the charters of BD’s Committees of the Board of Directors, and BD’s reports and statements filed with or furnished to the Securities and Exchange Commission, are posted on BD’s website at www.bd.com/investors/. Shareholders may receive, without charge, printed copies of these documents, including BD’s 2004 Annual Report to the Securities and Exchange Commission on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Phone: 212-773-3000
Internet: www.ey.com

The trademarks indicated by italics are the property of, licensed to, promoted or distributed by Becton, Dickinson and Company, its subsidiaries or related companies. All other brands are trademarks of their respective holders.

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures.

©2004 BD

Common Stock Prices and Dividends (per common share)

By Quarter	2004			2003
	High	Low	Dividends	High	Low	Dividends
First	$41.45	$35.71	$0.15	$31.70	$28.56	$0.10
Second	49.89	41.03	0.15	35.77	29.45	0.10
Third	53.25	47.74	0.15	40.43	31.90	0.10
Fourth	51.81	46.41	0.15	40.00	35.49	0.10