Form 10-K, Exhibit 13
period 2005-09-30
BECTON DICKINSON & CO
filed 2005-12-09
CIK 10795

Becton, Dickinson and Company
Financials

U.S. Revenues
(Millions of Dollars)

Non-U.S. Revenues
(Millions of Dollars)

Net Income
(Millions of Dollars)

Return on Invested Capital
(Percent)

Earning Per Share-Diluted
(Dollars)

Dividends Per Common Share
(Dollars)

3000

2500

2000

1500

1000

500

0

3000

2500

2000

1500

1000

500

0

750

600

450

300

150

0

30

25

20

15

10

0

3.0

2.5

2.0

1.5

1.0

0.5

0.0

0.75

0.60

0.45

0.30

0.15

0.0

01

02

03

04

05

01

02

03

04

05

01

02

03

04

05

01

02

03

04

05

01

02

03

04

05

01

02

03

04

05

Becton, Dickinson and Company
Summary

Ten-Year Summary of Selected Financial Data Years Ended September 30 Dollars in millions, except per-share amounts

	2005	2004	2003	2002

Operations
Revenues	$5,414.7	$4,934.7	$4,463.5	$3,960.4
Research and Development Expense	271.6	235.6	224.2	207.2
Operating Income	1,031.2	787.3	761.2	674.5
Interest Expense, Net	19.3	29.6	36.5	33.2
Income From Continuing Operations
Before Income Taxes	1,004.9	752.9	722.0	627.5
Income Tax Provision	312.6	170.4	167.0	148.1
Net Income	722.3	467.4	547.1	480.0
Basic Earnings Per Share	2.87	1.85	2.14	1.85
Diluted Earnings Per Share	2.77	1.77	2.07	1.79
Dividends Per Common Share	.72	.60	.40	.39

Financial Position
Current Assets	$2,975.3	$2,641.3	$2,503.5	$2,091.4
Current Liabilities	1,299.4	1,050.1	1,059.4	1,271.5
Property, Plant and Equipment, Net	1,933.7	1,881.0	1,831.8	1,750.4
Total Assets	6,072.0	5,752.6	5,572.3	5,029.0
Long-Term Debt	1,060.8	1,171.5	1,184.0	803.0
Shareholders’ Equity	3,284.0	3,067.9	2,897.0	2,480.9
Book Value Per Common Share	13.26	12.30	11.54	9.71

Financial Relationships
Gross Profit Margin	50.8%	49.3%	48.5%	48.3%
Return on Revenues(E)	12.8%	11.8%	12.4%	12.1%
Return on Total Assets(B)(E)	17.9%	14.1%	14.4%	13.6%
Return on Equity(E)	21.8%	19.5%	20.6%	20.0%
Debt to Capitalization(D)(E)	27.3%	28.1%	30.5%	32.7%

Additional Data
Number of Employees	25,600	25,000	24,800	25,200
Number of Shareholders	9,442	9,654	9,868	10,050
Average Common and Common
Equivalent Shares Outstanding–
Assuming Dilution (millions)	260.7	263.3	263.6	268.2
Depreciation and Amortization	$387.5	$357.2	$335.8	$296.6
Capital Expenditures	317.6	265.7	259.2	255.7

(A)	Includes cumulative effect of accounting change of $36.8 ($.14 per basic and diluted share).

(B)	Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(C)	Excludes the cumulative effect of accounting changes.

(D)	Total debt as a percent of the sum of total debt, shareholders’ equity and net non-current deferred income tax liabilities.

(E)	Excludes discontinued operations in 1999 to 2005.

Becton, Dickinson and Company

	2001		2000	1999	1998	1997	1996

Operations
Revenues	$3,667.6		$3,544.7	$3,412.6	$3,116.9	$2,810.5	$2,769.8
Research and Development Expense	199.6		212.8	220.7	217.9	180.6	154.2
Operating Income	632.5		507.4	477.3	405.4	450.5	431.2
Interest Expense, Net	55.3		74.2	72.0	56.3	39.4	37.4
Income From Continuing Operations
Before Income Taxes	535.2	(A)	512.7	404.8	340.9	422.6	393.7
Income Tax Provision	134.2		122.0	96.9	104.3	122.6	110.2
Net Income	401.7	(A)	392.9	275.7	236.6	300.1	283.4
Basic Earnings Per Share	1.55	(A)	1.54	1.09	.95	1.21	1.10
Diluted Earnings Per Share	1.49	(A)	1.49	1.04	.90	1.15	1.05
Dividends Per Common Share	.38		.37	.34	.29	.26	.23

Financial Position
Current Assets	$1,930.1		$1,847.6	$1,843.0	$1,542.8	$1,312.6	$1,276.8
Current Liabilities	1,285.4		1,382.4	1,358.6	1,091.9	678.2	766.1
Property, Plant and Equipment, Net	1,701.3		1,565.5	1,423.9	1,302.7	1,250.7	1,244.1
Total Assets	4,790.8		4,505.1	4,437.0	3,846.0	3,080.3	2,889.8
Long-Term Debt	782.8		778.5	954.0	765.2	665.4	468.2
Shareholders’ Equity	2,321.7		1,956.0	1,768.7	1,613.8	1,385.4	1,325.2
Book Value Per Common Share	8.96		7.72	7.05	6.51	5.68	5.36

Financial Relationships
Gross Profit Margin	48.7%		48.6%	49.9%	50.6%	49.7%	48.4%
Return on Revenues(E)	11.9	%(C)	11.0%	9.0%	7.6%	10.7%	10.2%
Return on Total Assets(B)(E)	13.6%		13.4%	11.6%	11.7%	15.9%	15.2%
Return on Equity(E)	20.3	%(C)	21.0%	18.2%	15.8%	22.1%	20.8%
Debt to Capitalization(D)(E)	34.0%		41.7%	47.6%	41.4%	36.3%	34.3%

Additional Data
Number of Employees	24,800		25,000	24,000	21,700	18,900	17,900
Number of Shareholders	10,329		10,822	11,433	9,784	8,944	8,027
Average Common and Common
Equivalent Shares Outstanding–
Assuming Dilution (millions)	268.8		263.2	264.6	262.1	259.6	267.6
Depreciation and Amortization	$293.2		$273.7	$257.8	$228.7	$209.8	$200.5
Capital Expenditures	364.1		371.0	311.4	181.4	170.3	145.9

Becton, Dickinson and Company
Financial Review

Company Overview
Becton, Dickinson and Company (“BD”) is a medical technology company engaged principally in the manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, industry and the general public. Our business consists of three worldwide business segments–BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”). Our products are marketed in the United States and internationally through independent distribution channels, directly to end-users and by independent sales representatives. References to years throughout this discussion relate to our fiscal years, which end on September 30.

    BD management operates the business consistent with the following core strategies:

•	To increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers;
•	To improve operating effectiveness and balance sheet productivity; and,
•	To strengthen organizational and associate capabilities in the ever-changing healthcare environment.

    In assessing the outcomes of these strategies and BD’s financial condition and operating performance, management generally reviews quarterly forecast data, monthly actual results, segment sales and other similar information. We also consider trends related to certain key financial data, including gross profit margin, selling and administrative expense, investment in research and development, and cash flows.

    The results of our strategies are reflected in our fiscal 2005 financial and operational performance. Worldwide revenues in 2005 of $5.4 billion increased 10% from the prior year and reflected estimated volume increases of 6%, an estimated increase due to favorable foreign currency translation of 3%, and estimated price increases of less than 1%. U.S. revenues increased 6% to $2.6 billion. International revenues increased 13% to $2.8 billion. For a discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we attempt to mitigate such impact, see “Financial Instrument Market Risk” below.

    Consistent with our strategy to provide products that deliver greater benefits to healthcare workers, and recognizing the issues surrounding sharps-related injuries, BD has developed a wide array of safety-engineered devices that are designed to reduce the incidence of needlestick injuries and exposure to bloodborne pathogens. These products are offered through our Medical and Diagnostics segments. Sales in the United States of safety-engineered devices grew 9% to $842 million in 2005, compared with $775 million in 2004. International sales of safety-engineered devices were approximately $273 million in 2005 compared with $203 million in 2004. In 2006, we expect U.S. sales of safety-engineered devices to increase about 8%. We are also anticipating growth of international safety sales of about 20%.

    Income from Continuing Operations was $692 million, or $2.66 per diluted share, in 2005 as compared with $583 million, or $2.21 per diluted share, in 2004. Comparisons of Income from Continuing Operations between 2005 and 2004 are affected by the following significant items that are reflected in our financial results:

2005
•	We recorded share-based compensation expense of $70 million ($50 million after taxes), or $.19 per diluted share, in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123 (R)”). Prior periods were not restated.
•	We recorded a one-time tax charge of $77 million, or $.30 per diluted share, attributable to the planned repatriation of foreign earnings under the American Jobs Creation Act of 2004.

2004
•	We recorded a charge of $100 million ($63 million after taxes), or $.24 per diluted share, related to a litigation settlement.
•	We recorded a charge of $45 million ($28 million after taxes), or $.11 per diluted share, related to the voluntary recall and writeoff of certain blood glucose strip inventory and other actions taken with respect to our blood glucose monitoring (“BGM”) products.

Financial Review    Becton, Dickinson and Company

    Our financial position remains strong with net cash provided by continuing operating activities of approximately $1.2 billion for 2005 and our debt-to-capitalization ratio from continuing operations (total debt as a percentage of the sum of shareholders’ equity, net non-current deferred income tax liabilities and total debt) having improved to 27.3% at September 30, 2005, from 28.1% at September 30, 2004.

    Our ability to sustain our long-term growth will depend on a number of factors, including our ability to expand our core business (including geographical expansion), develop innovative new products with higher gross profit margins across our business segments, and continue to improve operating efficiency and organizational effectiveness. Numerous factors can affect our ability to achieve these goals, including without limitation, U.S. and global economic conditions, increased competition and healthcare cost containment initiatives. We believe that there are several important factors relating to our business that tend to reduce the impact on BD of any potential economic or political events in countries in which we do business, including the effects of possible healthcare system reforms. These include the non-discretionary nature of the demand for many of our core products, which reduces the impact of economic downturns, our international diversification and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products.

    In 2005, general inflation did not have a material impact on our overall operations. However, it is possible that general inflation rates will rise in 2006 and beyond, and could have a greater impact on worldwide economies and consequently, on BD. In 2005, we experienced higher resin purchase costs, primarily due to recent increases in world oil prices and shortages of supply. BD currently expends approximately $150 to $170 million per year to purchase supplies of resins, which are oil-based components used in the manufacture of certain BD products. However, we continue to strive to improve our profit margins through increased sales of products with higher margins, cost reduction programs, productivity improvements and, to a lesser extent, periodic price increases and adjustments. For example, in 2006, we expect our gross profit margin to improve by 30 to 40 basis points over 2005.

    Our anticipated revenue growth over the next three years is expected to come from the following:

•	Core business growth and expansion;
•	Expanding the sale of our high-quality products around the globe; and,
•	Development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers.

Accounting Change
Effective October 1, 2004, we adopted SFAS No. 123 (R). This statement requires compensation cost relating to share-based payment transactions to be recognized in net income using a fair-value measurement method. In November 2004, equity-based awards were granted to employees under a new long-term incentive program, which consisted of stock options and restricted stock awards. See Note 13 of the Notes Consolidated Financial Statements for a discussion of the valuation methodology used in estimating the fair value of these equity-based awards.

    In previous years, we had used stock options as our primary form of incentive compensation and such stock options were accounted for under the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees.” This method measured share-based compensation expense as the amount by which the market price of the stock on the date of grant exceeded the exercise price. Under APB No. 25, no share-based compensation expense was recognized for stock options since the exercise price equaled the market price of the underlying stock on the date of grant. We elected the modified prospective transition method for adopting SFAS No. 123(R) and therefore, prior periods were not restated. Under this method, the provisions of SFAS No. 123(R) were applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of October 1, 2004. See Note 2 of the Notes to Consolidated Financial Statements for additional discussion.

    As a result of the adoption of SFAS No. 123(R) and the granting of restricted stock unit awards in November 2004, we recorded share-based compensation expense in 2005 as follows:

(millions of dollars)	2005
Selling and administrative expense	$54
Cost of products sold	10
Research and development expense	6
Total	$70

    Share-based compensation expense was recorded in corporate unallocated expense for segment reporting purposes. For 2006, we estimate share-based compensation expense will reduce diluted earnings per share from continuing operations by about $.23, as compared with $.19 in 2005.

Financial Review    Becton, Dickinson and Company

Results of Continuing Operations

Medical Segment
Medical revenues in 2005 of $3.0 billion increased $278 million, or 10%, over 2004, which includes an estimated impact of favorable foreign currency translation of 3%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2005	2004	Total Change	Foreign Exchange Impact
Medical Surgical Systems	$1,661	$1,541	8%	3%
Diabetes Care	674	586	15%	2%
Pharmaceutical Systems	563	497	13%	4%
Ophthalmic Systems	60	56	7%	3%
Total Revenues	$2,958	$2,680	10%	3%

    Medical revenues reflect the continued conversion in the United States to safety-engineered products, which accounted for sales of $490 million, as compared with $459 million in the prior year. Included in Medical revenues were international sales of safety-engineered products of $81 million, as compared with $63 million in the prior year. Revenue growth in the Medical Surgical Systems unit of this segment was primarily driven by the growth in safety-engineered products and prefilled flush syringes. The Diabetes Care unit’s revenue growth reflected strong sales of BGM products in the United States and pen needles worldwide. Sales of BGM meters, test strips and related disposables in the United States and Canada were $76 million, as compared with $42 million in 2004. BGM products were introduced into the European market through the launch in Germany during the fourth quarter of 2005. We expect revenues of BGM products to be about $115 million in 2006. Revenue growth in the Pharmaceutical Systems unit was primarily attributable to a 19% increase in international sales. For 2006, we expect the full year revenue growth for the Medical Segment to be about 5% to 6%, which includes an estimated unfavorable impact of foreign currency of about 2%.

    Medical operating income was $711 million, or 24.0% of Medical revenues, in 2005, as compared with $567 million, or 21.1% in 2004, which included $45 million of BGM charges as further discussed below. Operating income as a percentage of revenues reflects gross margin improvement from increased sales of products that have higher overall gross profit margins, in particular, safety-engineered products and pen needles. See further discussion on gross profit margin improvement below.

Selling and administrative expense as a percent of Medical revenues in 2005 was slightly lower compared with 2004, primarily due to the favorable effects from a weaker U.S. dollar along with tight controls on base spending. Incremental investments to support the BGM initiative were about $14 million. Research and development expenses in 2005 increased $14 million, or 17%, reflecting continued investment in the development of new products.

Diagnostics Segment
Diagnostics revenues in 2005 of $1.7 billion increased $125 million, or 8%, over 2004, which includes an estimated favorable impact of foreign currency translation of 2%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2005	2004	Total Change	Foreign Exchange Impact
Preanalytical Systems	$855	$788	8%	2%
Diagnostic Systems	802	744	8%	2%
Total Revenues	$1,657	$1,532	8%	2%

    Revenue growth in the Preanalytical Systems unit reflected the continued conversion in the United States to safety-engineered products and accounted for sales of $352 million, compared with $317 million in 2004. Sales of the BD Vacutainer Push Button Collection Sets were key to this trend. Preanalytical Systems revenues included international sales of safety-engineered products of $192 million, compared with $140 million in 2004. Geographic expansion in the Middle East and Asia Pacific regions, particularly in China, also contributed to the growth in the Preanalytical Systems unit. The Diagnostic Systems unit experienced solid worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec ET, and the BD Phoenix Automated Microbiology System. These platforms reported combined incremental sales of $17 million over 2004. For 2006, we expect the full year revenue growth for the Diagnostics Segment to be about 5% to 6%, which includes an estimated unfavorable impact of foreign currency of about 2%.

    Diagnostics operating income was $414 million, or 25.0% of Diagnostics revenues, in 2005, compared with $359 million, or 23.5%, in 2004. The increase in operating income as a percentage of revenues reflects gross profit improvement from increased sales of products that have higher overall gross profit margins, in particular, safety-engineered products and the BD ProbeTec ET platform. See further discussion on gross profit margin improvement below. Selling and administrative expense as a percent of Diagnostics revenues in 2005 was slightly lower

Financial Review    Becton, Dickinson and Company

compared with 2004 primarily due to the favorable impact from a weaker U.S. dollar along with tight controls on spending. Research and development expenses in 2005 increased $6 million, or 8%, reflecting spending on new programs, and were partially offset by lower spending of $3 million, as a result of the completion of our cancer biomarker discovery program in 2004.

Biosciences Segment
Biosciences revenues in 2005 of $800 million increased $77 million, or 11%, over 2004, which includes an estimated impact of favorable foreign currency translation of 2%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2005	2004	Total Change	Foreign Exchange Impact
Immunocytometry Systems	$452	$397	14%	3%
Pharmingen	141	136	4%	2%
Discovery Labware	207	190	9%	3%
Total Revenues	$800	$723	11%	3%

    Revenue growth in the Immunocytometry Systems unit reflects strong sales of instruments and flow cytometry reagents, driven by increased demand for research and clinical analyzers. Revenue growth in the Immunocytometry Systems and Pharmingen units was adversely impacted by $1.8 million and $4.5 million, respectively, as a result of terminating a distribution agreement in 2005. Revenue growth in the Discovery Labware unit resulted primarily from market share gains. For 2006, we expect the full year revenue growth for the Biosciences Segment to be about 8% to 9%, which includes an estimated unfavorable impact of foreign currency of about 2%.

    Biosciences operating income was $175 million, or 21.9% of Biosciences revenues in 2005, compared with $156 million, or 21.6% in 2004. The increase in operating income as a percentage of revenues reflects gross profit improvement from increased sales of products that have higher overall gross profit margins, in particular, research instruments and reagents. See further discussion of gross profit margin improvement below. Selling and administrative expense as a percent of Biosciences revenues in 2005 was comparable with 2004. The favorable effects from a weaker U.S. dollar and tight controls on spending were offset by one-time costs of $8 million incurred in connection with the termination of a distribution agreement. Research and development expenses in 2005 increased $5 million, or 10%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit.

Geographic Revenues
On a geographic basis, revenues outside the United States in 2005 increased 13% to $2.8 billion. This increase includes an estimated impact of favorable foreign currency translation of 5%. International sales of safety-engineered devices were approximately $273 million in 2005, compared with $203 million in 2004. Our Asia Pacific/Japan, Canada, Europe, and Latin American regions contributed double-digit revenue growth in 2005.

    Revenues in the United States in 2005 of $2.6 billion increased 6%, primarily from strong sales of safety-engineered devices, prefilled flush syringes and diabetes care products, including BGM products. Revenues of immunocytometry instruments and reagents also demonstrated good growth.

Gross Profit Margin
Gross profit margin was 50.8% in 2005, compared with 49.3% in 2004. Gross profit margin in the current year included share-based compensation expense of $9.7 million, which reduced gross profit margin by 0.2%. Gross profit margin in 2004 included BGM charges of $45 million, as discussed below, which reduced gross profit margin by 0.9%. Gross profit margin in the current year reflected an estimated 0.6% improvement resulting from a weaker U.S. dollar, an estimated 0.6% improvement relating to increased sales of products with higher margins, with the remaining 0.5% improvement primarily related to productivity gains. These improvements more than offset an estimated 0.8% unfavor-able impact of higher raw material costs and intangible asset writedowns of 0.1%. We expect gross profit margin to improve by 30 to 40 basis points for fiscal 2006.

Operating Expenses
Selling and administrative expense (“SSG&A”) of $1.4 billion in 2005 was 26.8% of revenues, compared with $1.3 billion or 26.6% of revenues, in 2004. SSG&A in 2005 included $54 million of share-based compensation expense, which amounted to 1.0%. Aggregate expenses for 2005 reflect base spending increases of $49 million, in line with inflation. In 2006, SSG&A as a percentage of revenues is expected to decrease by 40 to 50 basis points.

Research and development (“R&D”) in 2005 was $272 million, or 5.0% of revenues, compared with $236 million, or 4.8% of revenues, in 2004. R&D in 2005 included $6 million of share-based compensation expense, which amounted to 0.1% of revenues. The increase in R&D expenditures also reflects spending for new programs in each of our segments, partially offset by reduced spending from molecular oncology diagnostics following the completion of our cancer biomarker discovery program in the third quarter of 2004. In 2006, we expect R&D to grow about 12%.

Financial Review    Becton, Dickinson and Company

Operating Income
Operating margin in 2005 was 19.0% of revenues, compared with 16.0% in 2004. Operating income of $1.0 billion in 2005 included $70 million of share-based compensation expense. Operating income of $787 million in 2004 included the $45 million of BGM charges and the $100 million litigation settlement, both discussed further below.

Non-Operating Expense and Income
Interest expense was $56 million in 2005 compared with $45 million in 2004 and reflects higher interest rates on floating rate debt and on fixed-to-floating interest rate swap transactions. Interest income was $36 million in 2005 compared with $15 million in 2004 and reflects increased interest income due to higher interest rates and cash balances.

Income Taxes
The effective tax rate in 2005 was 31.1% and reflected a 7.7% increase relating to the one-time charge in the fourth quarter of 2005 attributable to the planned repatriation of earnings in 2006 under the American Jobs Creation Act of 2004. In addition, the effective tax rate in 2005 reflected a 0.2% benefit relating to share-based compensation and a 1.0% benefit due to the reversal of tax accruals in connection with the conclusion of tax examinations in four non-U.S. jurisdictions. In 2004, the effective tax rate was 22.6% and reflected a 1.0% benefit relating to the BGM charges, and a 1.5% benefit relating to the litigation settlement. In 2006, we expect our effective tax rate to be about 26%.

Income and Diluted Earnings per
Share from Continuing Operations
Income from continuing operations and diluted earnings per share from continuing operations in 2005 were $692 million and $2.66, respectively. Share-based compensation expense and the tax repatriation charge decreased income from continuing operations in the aggregate by $127 million and diluted earnings per share from continuing operations by $.49 in 2005. Income from continuing operations and diluted earnings per share from continuing operations in 2004 were $583 million and $2.21, respectively. The BGM charges and the litigation settlement reduced income from continuing operations in the aggregate by $91 million and diluted earnings per share from continuing operations by $.35 in 2004.

Discontinued Operations
On August 31, 2005, we completed the sale of the Clontech unit of the Biosciences segment for $62 million. Clontech’s results of operations are reported as discontinued operations for all periods presented in the Consolidated Statements of Income. Income from discontinued operations in 2005 reflected a gain on sale of $13 million ($29 million after taxes). The loss from discontinued operations in 2004 reflected an after-tax charge of approximately $116 million to write down the net assets of Clontech to their estimated fair value. See Note 17 of the Notes to Consolidated Financial Statements for additional discussion.

Financial Instrument Market Risk
We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

    We have foreign currency exposures throughout Europe, Asia Pacific, Canada, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option’s fair value. With respect to the derivative instruments outstanding at September 30, 2005, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $29 million, while a 10% depreciation of the U.S. dollar would increase pre-tax earnings by $15 million. Comparatively, considering our derivative instruments outstanding at September 30, 2004, a

Financial Review    Becton, Dickinson and Company

10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $39 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $6 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would substantially offset the results of the derivative instruments.

    Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2005 are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate instruments. We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. Fair values are estimated based on dealer quotes. A change in interest rates on short-term debt and interest-bearing investments is assumed to impact earnings and cash flow, but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest on such obligations is fixed. Based on our overall interest rate exposure at September 30, 2005 and 2004, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2005 and 2004 by approximately $40 million and $42 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2005 and 2004 by approximately $34 million and $46 million, respectively.

Liquidity and Capital Resources

Cash Flows from Continuing Operating Activities
Cash provided by continuing operating activities, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $1.2 billion in 2005 compared with $1.1 billion in 2004.

Cash Flows from Continuing Investing Activities
Capital expenditures were $318 million in 2005, compared with $266 million in 2004. Medical capital spending of $185 million related primarily to various capacity expansions. Diagnostics capital spending, which totaled $100 million, included spending for various capacity expansions as well as for safety devices. Biosciences capital spending of $22 million included spending on manufacturing capacity expansions. In 2006, capital expenditures are expected to be in the $400 million range.

Cash Flows from Continuing Financing Activities
Net cash used for financing activities was $525 million in 2005, as compared with $507 million in 2004 and included the repurchase of shares of our common stock for approximately $550 million, compared to approximately $450 million in 2004. At September 30, 2005, 4.3 million common shares remained available for purchase under a November 2004 Board of Directors’ authorization to repurchase up to 10 million common shares. For 2006, we expect that cash used to repurchase common shares will be about $450 million. In 2005, the Company exercised the early redemption option available under the terms of our 8.7% Debentures, due January 15, 2025. Redemption, which is reflected in payments of long-term debt, was for the full $100 million in outstanding principal at a price of 103.949%. Total debt at September 30, 2005, was $1.3 billion compared with $1.2 billion at September 30, 2004. Short-term debt increased to 16% of total debt at year-end, from 4% at the end of 2004. Floating rate debt was 41% of total debt at the end of 2005 and 55% at the end of 2004. Our weighted average cost of total debt at the end of 2005 was 5.3%, up from 4.3% at the end of 2004 due to higher short-term interest rates. Debt-to-capitalization at year-end improved to 27.3% from 28.1% last year. Cash and equivalents were $1,043 million and $719 million at September 30, 2005 and 2004, respectively.

We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $200 million at September 30, 2005. We maintain a syndicated credit facility totaling $900 million in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in August 2009 and includes a single financial

 Financial Review    Becton, Dickinson and Company

covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio had ranged from 18-to-1 to 21-to-1. The facility, under which there were no borrowings outstanding at September 30, 2005, can be used to support the commercial paper program or for general corporate purposes. In addition, we have informal lines of credit outside the United States.

    At September 30, 2005, our long-term debt was rated “A2” by Moody’s and “A+” by Standard and Poor’s, and our commercial paper ratings were “P-1” by Moody’s and “A-1” by Standard and Poor’s. Given the availability of the various credit facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

    BD’s ability to generate cash flow from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected in the event there was a material decline in the demand for BD’s products, deterioration in BD’s key financial ratios or credit ratings or other significantly unfavorable changes in conditions. While a deterioration in the Company’s credit ratings would increase the costs associated with maintaining and borrowing under its existing credit arrangements, such a downgrade would not affect the Company’s ability to draw on these credit facilities, nor would it result in an acceleration of the scheduled maturities of any outstanding debt.

    The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law in October 2004. The AJCA creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, we revisited our policy of indefinite reinvestment of foreign earnings and determined that we will repatriate approximately $1.3 billion in fiscal 2006. As a result, we recorded a one-time tax charge of $77 million in the fourth quarter of 2005 attributable to the planned repatriation of these earnings. Uses of the repatriated funds include cash expenditures for compensation and benefits to existing and newly hired U.S. workers, U.S. infrastructure and capital investments and other activities as permitted under the AJCA.

Contractual Obligations
In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth BD’s significant contractual obligations and related scheduled payments:

(millions of dollars)	Total	2006	2007 to 2008	2009 to 2010	2011 and Thereafter
Short-term debt	$207	$207	$—	$—	$—
Long-term debt(A)	1,819	60	208	307	1,244
Operating leases	142	42	59	26	15
Purchase obligations(B)	216	183	28	5	—
Total(C)	$2,384	$492	$295	$338	$1,259

(A)	Long-term debt obligations include expected principal and interest obligations, including interest rate swaps. The interest rate forward curve at September 30, 2005 was used to compute the amount of the contractual obligation for variable rate debt instruments and swaps.

(B)	Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.

(C)	Required funding obligations for 2006 relating to pension plans are not expected to be material.

2004 Compared With 2003
Worldwide revenues in 2004 were $4.9 billion, an increase of 11% over 2003, and included the estimated favorable impact of foreign currency translation of 5%. The remainder of the growth resulted primarily from volume increases in all segments.

Medical Segment
Medical revenues in 2004 of $2.7 billion increased 9% over 2003, which includes an estimated impact of favorable foreign currency translation of 5%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2004	2003	Total Change	Foreign Exchange Impact
Medical Surgical Systems	$1,541	$1,426	8%	4%
Diabetes Care	586	542	8%	4%
Pharmaceutical Systems	497	436	14%	9%
Ophthalmic Systems	56	53	6%	6%
Total Revenues	$2,680	$2,457	9%	5%

 Financial Review    Becton, Dickinson and Company

    Revenue growth in the Medical Surgical Systems unit of this segment included U.S. safety-engineered product sales of $459 million compared with $412 million in 2003. Revenue growth in the Diabetes Care unit included sales of BGM meters, test strips, and related disposables in the United States and Canada of $42 million compared with $15 million in 2003. Growth in the Diabetes Care unit was negatively affected by the decline in the home healthcare product area. Revenue growth in the Pharmaceutical Systems unit reflects the adverse impact of customer buying patterns to support product launches in 2003. Revenue growth in the Medical Surgical Systems unit and Pharmaceutical Systems unit reflected lower sales of BD Bifurcated Needles used in the administration of smallpox vaccines, which were $2 million and $26 million in 2004 and 2003, respectively.

    Medical operating income was $567 million in 2004, which included $45 million of BGM charges, as discussed further below, compared with $556 million in 2003. Medical operating income in 2004 also reflected gross profit margin improvement resulting from the continued conversion to safety-engineered devices from conventional products and $15 million of benefits of the 2002 manufacturing restructuring program, partially offset by higher research and development spending to support several new product initiatives.

Diagnostics Segment
Diagnostics revenues in 2004 of $1.5 billion increased 12% over 2003, which includes an estimated impact of favorable foreign currency translation of 4%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2004	2003	Total Change	Foreign Exchange Impact
Preanalytical Systems	$788	$707	11%	4%
Diagnostic Systems	744	667	12%	4%
Total Revenues	$1,532	$1,374	12%	4%

    Revenues in the Preanalytical Systems unit included U.S. safety-engineered device sales of $317 million compared with $272 million in 2003. Revenues in the Diagnostic Systems unit reflected strong worldwide sales of its respiratory and flu diagnostic tests in Japan and the United States over 2003. This unit also experienced strong worldwide sales of its molecular diagnostic platform, BD ProbeTec ET, which reported incremental sales of $18 million over 2003, and good worldwide performance in the more traditional infectious disease categories.

    Diagnostics operating income was $359 million in 2004 compared with $302 million in 2003. This increase primarily reflected gross profit margin improvement resulting from increased sales of products that have higher overall gross profit margins, including safety-engineered products and the BD ProbeTec ET platform.

Biosciences Segment
Biosciences revenues in 2004 of $723 million increased 14% over 2003, which includes an estimated impact of favorable foreign currency translation of 5%.

    The following is a summary of revenues by organizational unit:

(millions of dollars)	2004	2003	Total Change	Foreign Exchange Impact
Immunocytometry Systems	$397	$332	20%	6%
Pharmingen	136	121	12%	5%
Discovery Labware	190	180	6%	4%
Total Revenues	$723	$633	14%	5%

    Revenue growth in the Immunocytometry Systems unit was driven by sales of the newly introduced BD FACSCanto and BD FACSArray analyzers and continued strong market acceptance of the BD FACSAria cell sorter, as well as strong growth of cell analysis reagents.

    Biosciences operating income was $156 million in 2004 compared with $101 million in 2003, which included non-cash charges of $27 million, as discussed below. Biosciences 2004 operating income reflected sales growth resulting from new instrument introductions and increased sales of cell analysis reagents.

Geographic Revenues
On a geographic basis, revenues outside the United States in 2004 increased 15% over 2003 to $2.5 billion. This increase includes an estimated impact of favorable foreign currency translation of 9%. International sales of safety-engineered devices were approximately $200 million in 2004. International sales growth was led by strong sales of immunocytometry systems reagents and instruments as well as prefillable syringes in Europe. Also contributing to the growth were strong sales of respiratory and flu diagnostic tests in the Diagnostic Systems unit in Japan.

 Financial Review    Becton, Dickinson and Company

    Revenues in the United States in 2004 of $2.4 billion increased 6% over 2003, primarily from strong sales of safety-engineered devices and prefillable syringes. Sales in the Diabetes Care unit included $40 million related to BGM meters, test strips and related disposables. The Diagnostic Systems unit reported incremental sales of $10 million over 2003 of the BD ProbeTec ET in the United States.

BGM Charges
We recorded a pre-tax charge of $45 million to Cost of prod-ucts sold in 2004 related to our BGM products. The charge included a reserve of $6 million in connection with the voluntary product recall of certain lots of BGM test strips and the write-off of $30 million of certain test strip inventories. In addition, the charge reflected our decision to focus sales and marketing efforts on the BD Logic and Paradigm Link® blood glucose meters in the United States and to discontinue support of the BD Latitude system product offering in the United States, which decision resulted in a write-off of $9 million of related blood glucose meters and fixed assets. See Note 19 of the Notes to Consolidated Financial Statements for further discussion.

Non-Cash Charges
We recorded non-cash charges of $27 million in 2003 in Cost of products sold. These charges resulted from the decision to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, we recorded an impairment charge of $27 million for the related intangible assets and inventory. See Note 3 of the Notes to Consolidated Financial Statements for further discussion.

Gross Profit Margin
Gross profit margin was 49.3% in 2004, which included $45 million of BGM charges, compared with 48.5% in 2003, which included $27 million of non-cash charges. Gross profit margin primarily reflected increased sales of products with higher gross profit margins, including safety-engineered products, BGM products and the BD ProbeTec ET instrument platform. In addition, gross profit margin benefited from approximately $15 million of savings achieved from the 2002 Medical restructuring plan.

Operating Expenses
SSG&A expense of $1.3 billion in 2004 was 26.6% of revenues, compared to $1.2 billion in 2003, or 26.5% of revenues. This increase was primarily the result of increased investment in various strategic initiatives, in particular, blood glucose monitoring products, as well as a weaker U.S. dollar.

    R&D in 2004 was $236 million, or 4.8% of revenues, compared with $224 million, or 5% of revenues, in 2003. Substantially all R&D efforts are in the United States and therefore are not impacted by foreign currency translation. However, the revenue increase attributable to foreign currency translation had the effect of decreasing R&D expenses as a percentage of sales.

    The litigation settlement of $100 million in 2004, as discussed in Note 16 of the Notes to Consolidated Financial Statements, related to the pre-tax charge to record the settlement of the litigation brought by Retractable Technologies, Inc.

Non-Operating Expense and Income
Interest expense was $45 million in 2004, compared with $43 million in 2003. Interest income was $15 million in 2004, compared with $7 million in 2003. This increase was due primarily to interest income arising from tax refunds received in connection with the conclusion of certain tax examinations during 2004, as well as higher levels of interest-bearing investments.

Income Taxes
The effective tax rate in 2004 was 22.6%, and reflected a 1% benefit relating to the BGM charges and a 1.5% benefit relating to the litigation settlement. The effective tax rate in 2003 was 23.1%, which included the impact from the 2003 non-cash charges.

Income and Diluted Earnings per Share
from Continuing Operations
Income from continuing operations and diluted earnings per share from continuing operations in 2004 were $583 million and $2.21, respectively, and included the impact of the BGM charges and litigation settlement in 2004, which reduced income from continuing operations in the aggregate by $91 million and diluted earnings per share from continuing operations in 2004 by $.35. Income from continuing operations and diluted earnings per share from continuing operations in 2003 were $555 million and $2.10, respectively. Non-cash charges in 2003 reduced income from continuing operations by $16 million and diluted earnings per share from continuing operations in 2003 by $.06.

Financial Review    Becton, Dickinson and Company

Liquidity and Capital Resources

Cash Flows from Continuing Operating Activities
Cash provided by continuing operations was $1.1 billion in 2004, compared to $903 million in 2003.

Cash Flows from Continuing Investing Activities
Capital expenditures were $266 million in 2004, compared to $259 million in 2003. Medical and Diagnostics capital spending, which totaled $159 million and $80 million, respectively, in 2004, included spending for various capacity expansions as well as for safety devices. Biosciences capital spending, which totaled $17 million in 2004, included spending on manufacturing capacity expansions.

    In the fourth quarter of 2004, we spent approximately $24 million, net of cash acquired, to purchase Atto Bioscience, Inc. See Note 5 of the Notes to Consolidated Financial Statements for additional discussion.

Cash Flows from Continuing Financing Activities
Net cash used for financing activities was $507 million in 2004, as compared with $289 million during 2003, and included the repurchase of shares of our common stock for approximately $450 million, compared with approximately $350 million in 2003. Total debt at September 30, 2004, was $1.2 billion compared with $1.3 billion at September 30, 2003. Short-term debt declined to 4% of total debt at the end of 2004, from 9% at the end of 2003. Floating rate debt was 55% of total debt at the end of both 2004 and 2003. Our weighted average cost of total debt at the end of 2004 was 4.3%, up from 3.8% at the end of 2003 due to higher short-term interest rates. Debt-to-capitalization at September 30, 2004 improved to 28.1% from 30.5% in 2003. Cash and equivalents were $719 million and $520 million at September 30, 2004 and 2003, respectively.

Critical Accounting Policies
The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. However, we believe that given the current facts and circumstances, it is unlikely that applying any such alternative judgments would materially impact our consolidated financial statements. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition
Revenue from product sales is recognized when title and riskof loss pass to the customer. We recognize revenue for certain instruments sold from the Biosciences segment upon installation at a customer’s site. Based upon terms of the sales agreements, the Biosciences segment recognizes revenue in accordance with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales agreements have multiple deliverables, and as such are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered.

    BD’s domestic businesses sell products primarily to distributors who resell the products to end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between BD and the end-user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of revenues when revenue is recognized.

Impairment of Assets
Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are subject to impairment reviews at least annually, or whenever indicators of impairment arise. Intangible assets other than goodwill and indefinite-lived intangible assets and other long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Impairment reviews are based on a cash flow approach that requires significant management judgment with respect to future volume, revenue and expense growth rates, changes in working capital use, appropriate discount rates and other assumptions and estimates. The estimates and assumptions used are consistent with BD’s business plans. The use of alternative estimates and assumptions could increase or decrease the estimated fair value of the asset, and potentially result in different impacts to BD’s results of operations. Actual results may differ from management’s estimates.

Financial Review    Becton, Dickinson and Company

Investments
We hold equity interests in companies having operations or technology in areas within or adjacent to BD’s strategic focus. For some of these companies that are publicly traded, market prices are available. However, for those companies that are not publicly traded, fair value is difficult to determine. We write down an investment when management believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of the underlying investments could result in an inability to recover the carrying value of the investments, thereby possibly requiring impairment charges in the future.

Tax Valuation Allowances
BD maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Contingencies
We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability and environmental matters, as further discussed in Note 12 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). A determination of the amount of accruals, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The accruals may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

    Given the uncertain nature of litigation generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In view of these uncertainties, we could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance.

Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

Benefit Plans
We have significant net pension and postretirement benefit costs that are measured using actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We evaluate these key assumptions at least annually on a plan- and country-specific basis. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related net pension and postretirement benefits costs may occur in the future due to changes in assumptions.

    The discount rate is selected to reflect the prevailing market rate on September 30 based on investment grade bonds and other factors. We reduced our discount rate for the U.S. pension and postretirement plans at September 30, 2005 from 6.0% to 5.50% and at September 30, 2004 from 6.25% to 6.0%.

    To determine the expected long-term rate of return on pension plan assets, we consider the historical and expected returns on various plan asset classes, as well as current and expected asset allocations. At September 30, 2005, the one-year rate of return on assets for our U.S. pension plans was 12.8%, the five-year rate of return was 3.2%, and the ten-year rate of return was 8.3%. We believe that these results, in connection with our current and expected asset allocation, support our assumed long-term return of 8.0% on those assets.

    Sensitivity to changes in key assumptions for our U.S. pension and postretirement plans are as follows:

•	Discount rate–A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $7 million favorable (unfavorable) impact on the total U.S. net pension and postretirement benefit plan cost.
•	Expected return on plan assets–A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $2 million favorable (unfavorable) impact on U.S. pension plan cost.

Stock-Based Compensation
Effective October 1, 2004, we adopted SFAS No. 123(R). This statement requires compensation cost relating to share-based payment transactions to be recognized in net income using a fair-value measurement method.

 Financial Review    Becton, Dickinson and Company

    Prior to October 1, 2004, we accounted for stock options using the intrinsic value method. This method measures share-based compensation expense as the amount by which the market price of the stock on the date of grant exceeds the exercise price. We had not recognized any share-based compensation expense under this method in recent years because we granted stock options at the market price as of the date of grant.

    See discussion in Note 13 of the Notes to Consolidated Financial Statements concerning the Company’s methodology for determining fair value for its share-based awards.

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

    The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

•	Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins.
•	We operate in a highly competitive environment. New product introductions by our current or future competitors could adversely affect our ability to compete in the global market. Patents attained by competitors, particularly as patents on our products expire, may also adversely impact our competitive position. While we believe our opportunities for sustained, profitable growth are considerable, actions of competitors could impact our revenue growth and earnings.
•	Recently, it has been reported that the U.S. Food and Drug Administration (“FDA”) advisory panel has recommended approval by the FDA of a new inhaled form of insulin, which, if approved, could adversely impact sales of our insulin injection devices. However, we believe that any impact would be mitigated by certain factors, including the convenience and efficacy of insulin injections, the high degree of satisfaction with insulin needles by patients who inject insulin, and our expectation that many insulin injectors would need to continue to inject at least once per day to control their blood sugar levels, even when inhaled insulin is used.
•	Changes in domestic and foreign healthcare industry practices and regulations resulting in increased pricing pressures, including the continued consolidation among healthcare providers; trends toward managed care and healthcare cost containment; and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.
•	The effects, if any, of governmental and media activities relating to U.S. Congressional hearings regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.
•	Fluctuations in the cost and availability of raw materials and the ability to maintain favorable supplier arrangements and relationships (particularly with respect to sole-source suppliers) and the potential adverse effects of any disruption in the availability of such raw materials.
•	Our ability to obtain the anticipated benefits of any restructuring programs that we may undertake.

 Financial Review    Becton, Dickinson and Company

•	Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, or changes in enforcement practices with respect to any such laws and regulations.
•	Fluctuations in U.S. and international governmental funding and policies for life science research.
•	Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, or gain and maintain market approval of products, as well as the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.
•	Pending and potential litigation or other proceedings adverse to BD, including antitrust claims, product liability claims, and patent infringement claims, as well as other risks and uncertainties detailed from time to time in our Securities and Exchange Commission (“SEC”) filings.
•	The effects, if any, of adverse media exposure or other publicity regarding BD’s business or operations.
•	Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve the projected level or mix of product sales.
•	The effect of market fluctuations on the value of assets in BD’s pension plans and the possibility that BD may need to make additional contributions to the plans as a result of any decline in the value of such assets.
•	Our ability to effect infrastructure enhancements and incorporate new systems technologies into our operations.
•	Product efficacy or safety concerns resulting in product recalls, regulatory action on the part of the FDA (or foreign counterparts) or declining sales.
•	Economic and political conditions in international markets, including civil unrest, governmental changes and restrictions on the ability to transfer capital across borders.
•	The effects of natural disasters, including hurricanes or pandemic diseases, on our ability to manufacture our products, particularly where production of a product line is concentrated in one or more plants, or on our ability to source components from suppliers that are needed for such manufacturing.
•	Our ability to penetrate developing and emerging markets, which also depends on economic and political conditions, and how well we are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities, distribution networks, sales equipment and technology.
•	The impact of business combinations, including acquisitions and divestitures, both internally for BD and externally in the healthcare industry.
•	Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the SEC.

    The foregoing list sets forth many, but not all, of the factors that could impact our ability to achieve results described in any forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

Becton, Dickinson and Company
Reports of Management

Management’s Responsibilities
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

    The Board of Directors monitors the internal control system, including internal accounting and financial reporting controls, through its Audit Committee, which consists of five independent Directors. The Audit Committee meets periodically with the independent registered public accounting firm, the internal auditors and management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee and meet with its members, with and without management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of September 30, 2005.

    The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young’s reports with respect to fairness of presentation of the statements, management’s assessment, and the effectiveness of internal control over financial reporting are included herein.

Edward J. Ludwig Chairman, President and Chief Executive Officer	John R. Considine Executive Vice President and Chief Financial Officer	William A. Tozzi Vice President and Controller

Becton, Dickinson and Company
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

    As discussed in Notes 2 and 13 to the consolidated financial statements, effective October 1, 2004, the Company adopted Financial Accounting Standard No. 123(R), “Share-Based Payment.”

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2005, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 18, 2005

Becton, Dickinson and Company
Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Becton, Dickinson and Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Becton, Dickinson and Company maintained effective internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Becton, Dickinson and Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

    We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

    A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

    Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    In our opinion, management’s assessment that Becton, Dickinson and Company maintained effective internal control over financial reporting as of September 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Becton, Dickinson and Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on the COSO criteria.

    We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended September 30, 2005 and our report dated November 18, 2005 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 18, 2005

Becton, Dickinson and Company
Financial Statements

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per-share amounts

	2005	2004	2003
Operations
Revenues	$5,414,681	$4,934,745	$4,463,509

Cost of products sold	2,662,029	2,500,362	2,296,637
Selling and administrative expense	1,449,856	1,311,467	1,181,403
Research and development expense	271,626	235,649	224,237
Litigation settlement	—	100,000	—

Total Operating Costs and Expenses	4,383,511	4,147,478	3,702,277

Operating Income	1,031,170	787,267	761,232
Interest expense	(55,673)	(44,832)	(43,477)
Interest income	36,421	15,225	6,928
Other expense, net	(7,064)	(4,792)	(2,725)

Income From Continuing Operations Before Income Taxes	1,004,854	752,868	721,958

Income tax provision	312,571	170,364	167,028

Income from Continuing Operations	692,283	582,504	554,930

Income (loss) from Discontinued Operations Net of income tax benefit of $14,439, $7,961 and $4,378	29,980	(115,102)	(7,874)

Net Income	$722,263	$467,402	$547,056

Basic Earnings Per Share

Income from Continuing Operations	$2.75	$2.30	$2.17
Income (loss) from Discontinued Operations	$0.12	$(0.46)	$(0.03)
Basic Earnings Per Share(A)	$2.87	$1.85	$2.14

Diluted Earnings Per Share
Income from Continuing Operations	$2.66	$2.21	$2.10
Income (loss) from Discontinued Operations	$0.11	$(0.44)	$(0.03)
Diluted Earnings Per Share	$2.77	$1.77	$2.07
(A)	Total per share amounts may not add due to rounding.
See notes to consolidated financial statements

Financial Statements  Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2005	2004	2003

Net Income	$722,263	$467,402	$547,056

Other Comprehensive (Loss) Income, Net of Tax
Foreign currency translation adjustments	(17,742)	83,522	207,107
Minimum pension liability adjustment	4,494	(6,730)	(9,248)
Unrealized (loss) gain on investments, net of amounts recognized	(1,112)	242	9,653
Unrealized loss on cash flow hedges, net of amounts realized	(135)	(2,461)	(5,499)

Other Comprehensive (Loss) Income, Net of Tax	(14,495)	74,573	202,013
Comprehensive Income	$707,768	$541,975	$749,069
See notes to consolidated financial statements

Financial Statements  Becton, Dickinson and Company.

Consolidated Balance Sheets
Years Ended September 30
Thousands of dollars, except per-share amounts and numbers of shares

	2005	2004
Assets
Current Assets
Cash and equivalents	$1,042,890	$719,378
Short-term investments	86,808	32,119
Trade receivables, net	842,806	807,380
Inventories	775,949	738,778
Prepaid expenses, deferred taxes and other	226,861	279,985
Assets held for sale	—	63,694
Total Current Assets	2,975,314	2,641,334
Property, Plant and Equipment, Net	1,933,718	1,880,997
Goodwill	470,049	473,211
Core and Developed Technology, Net	165,381	188,541
Other Intangibles, Net	101,558	93,466
Capitalized Software, Net	229,793	283,918
Other	196,156	191,112
Total Assets	$6,071,969	$5,752,579

Liabilities
Current Liabilities
Short-term debt	$206,509	$49,289
Accounts payable	252,262	206,941
Accrued expenses	439,894	384,936
Salaries, wages and related items	329,864	307,996
Income taxes	70,846	86,739
Liabilities held for sale	—	14,181
Total Current Liabilities	1,299,375	1,050,082
Long-Term Debt	1,060,833	1,171,506
Long-Term Employee Benefit Obligations	301,933	374,222
Deferred Income Taxes and Other	125,876	88,906

Commitments and Contingencies	—	—

Shareholders’ Equity
ESOP convertible preferred stock–$1 par value: authorized–1,016,949 shares; issued and outstanding–527,819 shares in 2004	—	31,142
Preferred stock, series A - $1 par value: authorized–500,000 shares; none issued	—	—
Common stock–$1 par value: authorized–640,000,000 shares; issued–332,662,160 shares in 2005 and 2004	332,662	332,662
Capital in excess of par value	615,846	414,515
Retained earnings	4,805,852	4,264,778
Deferred compensation	10,280	10,222
Common stock in treasury–at cost–84,977,933 shares in 2005 and 83,327,295 shares in 2004	(2,297,493)	(1,816,756)
Accumulated other comprehensive loss	(183,195)	(168,700)
Total Shareholders’ Equity	3,283,952	3,067,863
Total Liabilities and Shareholders’ Equity	$6,071,969	$5,752,579
See notes to consolidated financial statements

Financial Statements  Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2005	2004	2003
Operating Activities
Net income	$722,263	$467,402	$547,056
(Income) loss from discontinued operations, net	(29,980)	115,102	7,874
Income from continuing operations, net	692,283	582,504	554,930
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities:
Depreciation and amortization	387,496	357,224	335,759
Share-based compensation	70,199	2,466	—
Deferred income taxes	63,229	(31,345)	5,921
BGM charges	—	38,551	—
Change in operating assets:
Trade receivables	(41,618)	(15,854)	31,450
Inventories	(44,346)	30,096	(49,854)
Prepaid expenses, deferred taxes and other	12,636	(2,466)	8,596
Accounts payable, income taxes and other liabilities	142,254	99,447	65,500
Pension obligation	(58,842)	48,045	(47,382)
Other, net	638	(5,942)	(1,987)
Net Cash Provided by Continuing Operating Activities	1,223,929	1,102,726	902,933

Investing Activities
Capital expenditures	(317,628)	(265,718)	(259,218)
Capitalized software	(18,922)	(39,190)	(64,782)
Change in short-term investments	(43,775)	(31,298)	1,975
Purchases of long-term investments	(1,171)	(10,149)	(4,399)
Acquisition of business, net of cash acquired	—	(24,251)	—
Proceeds from discontinued operations	62,051	—	—
Other, net	(62,566)	(24,628)	(21,987)
Net Cash Used for Continuing Investing Activities	(382,011)	(395,234)	(348,411)

Financing Activities
Change in short-term debt	157,211	(56,509)	(319,608)
Proceeds of long-term debt	—	—	404,683
Payment of long-term debt	(104,522)	(21,682)	(6,386)
Repurchase of common stock	(549,999)	(449,930)	(349,998)
Issuance of common stock	123,494	173,606	86,618
Excess tax benefit from stock option exercises	31,545	—	—
Dividends paid	(182,236)	(152,376)	(104,148)
Net Cash Used for Continuing Financing Activities	(524,507)	(506,891)	(288,839)
Net Cash Provided by (Used for) Discontinued Operations	2,245	(2,726)	(1,003)
Effect of exchange rate changes on cash and equivalents	3,856	1,617	12,091
Net Increase in Cash and Equivalents	323,512	199,492	276,771
Opening Cash and Equivalents	719,378	519,886	243,115
Closing Cash and Equivalents	$1,042,890	$719,378	$519,886
See notes to consolidated financial statements

Becton, Dickinson and Company
Notes to Consolidated Financial Statements

Thousands of dollars, except per-share amounts
and numbers of shares

1	Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries (the “Company”) after the elimination of intercompany transactions. The Company has no material interests in variable interest entities and none that require consolidation.

Reclassifications
The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents
Cash equivalents are stated at cost plus accrued interest, which approximates market. The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents.

Inventories
Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amor-tization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 17 years for leasehold improvements. Depreciation expense was $243,355, $221,545 and $217,553 in fiscal 2005, 2004 and 2003, respectively.

Goodwill and Other Intangible Assets
Goodwill is reviewed annually for impairment in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” In reviewing goodwill for impairment, potential impairment is identified by comparing the estimated fair value of a reporting unit with its carrying value. Core and developed

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

technology continues to be amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” To the extent carrying value exceeds the undiscounted cash flows, an impairment loss is recognized in operating results based upon the excess of the carrying value over fair value. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with the provisions of SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment. See Note 3 for further discussion.

Capitalized Software
Capitalized software, including costs capitalized in accordance with the AICPA’s Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” is stated at cost, less accumulated amortization. Amortization expense is principally provided on the straight-line basis over estimated useful lives, which do not exceed 10 years. Amortization expense was $71,416, $66,319 and $52,602 for 2005, 2004 and 2003, respectively.

Foreign Currency Translation
Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the foreign currency translation adjustments in Accumulated other comprehensive loss.

Revenue Recognition
Revenue from product sales are recognized when title and risk of loss pass to the customer. For the sale of certain instruments in the Biosciences segment, revenue is recognized upon completion of installation at the customer’s site. Based upon the terms of sales arrangements entered into beginning in the fourth quarter of 2003, the Biosciences segment began to recognize revenue in accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales arrangements have multiple deliverables and, as such, are divided into separate units of accounting. Revenue and cost of products sold are recognized at the completion of each deliverable based on the relative fair values of items delivered.

    The Company’s domestic businesses sell products primarily to distributors who resell the products to end-user customers. Rebates are provided to distributors that sell to end-user customers at prices determined under a contract between the Company and the end-user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of revenues when revenue is recognized.

Shipping and Handling Costs
Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $219,617, $205,280 and $190,472 in 2005, 2004 and 2003, respectively.

Derivative Financial Instruments
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. See Note 9 for additional discussion on financial instruments.

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

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

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

Income Taxes
United States income taxes are not provided on undistributed earnings of foreign subsidiaries where such undistributed earnings are indefinitely reinvested outside the United States. Deferred taxes are provided for earnings of foreign subsidiaries when those earnings are not considered indefinitely reinvested. Income taxes are provided and tax credits are recognized based on tax laws enacted at the dates of the financial statements.

    The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

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

Share-Based Compensation
Effective October 1, 2004, the Company adopted SFAS No. 123 (revised 2004)–“Share-Based Payment” (“SFAS No. 123 (R)”). This statement requires compensation expense to be measured based on the estimated fair value of the share-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period. See Note 2 regarding the Company’s adoption of SFAS No. 123(R).

    Prior to October 1, 2004, the Company accounted for share-based compensation under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the exercise price. The Company had not recognized any stock compensation expense under this method in 2004 and 2003, as the exercise price of stock options equaled the market value of the Company’s stock on the date of grant.

2	Accounting Changes

Share-Based Compensation
The Company adopted SFAS No. 123(R) effective October 1, 2004. This statement requires compensation expense relating to share-based payments to be recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified prospective method as prescribed in SFAS No. 123(R) and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of October 1, 2004. The Company granted stock options and restricted stock unit awards in November 2004 under the 2004 Employee and Director Equity-Based Compensation Plan (the “2004 Plan”), its new long-term incentive program. See Note 13 for further discussion.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Share-based compensation expense in 2005 reduced the Company’s results of operations as follows:

2005
Income From Continuing Operations
Before Income Taxes	$70,199
Net Income(A)	$50,258
Basic Earnings Per Share(A)	$0.20
Diluted Earnings Per Share(A)	$0.19
(A)	Share-based compensation attributable to discontinued operations was not material.

    Prior to October 1, 2004, the Company accounted for share-based employee compensation under the provisions of SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equaled the market value of the Company’s stock on the date of grant. The following pro-forma net income and earnings per share information has been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2004 and 2003.

	2004		2003
Net Income, as reported	$467,402	(A)	$547,056
Less share-based compensation expense, net of tax	32,027		35,941
Pro-forma net income	$435,375		$511,115
Reported earnings per share:
Basic	$1.85		$2.14
Diluted	$1.77		$2.07
Pro-forma earnings per share:
Basic	$1.72		$2.00
Diluted	$1.66		$1.95
(A)	Includes $2,466 of share-based compensation expense relating to restricted stock units granted in November 2003.

    The pro-forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004 and 2003: risk-free interest rates of 3.85% and 3.66%, respectively; expected volatility of 32.5% and 33.2%, respectively; expected dividend yields of 1.16% and 1.21%, respectively; and expected lives of six years for each year presented. The Black-Scholes model is a trading pricing model that does not reflect either the non-traded nature of employee stock options or the limited transferability of such options. This model also does not consider restrictions on trading for all employees, including certain restrictions imposed on senior management of the Company. Therefore, if the Company had used an option pricing model other than Black-Scholes, pro-forma results different from those shown above may have been reported.

Other Postretirement Benefits
The Company adopted Financial Accounting Standards Board Staff Position (“FSP”) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”), on a prospective basis effective January 1, 2004. The Act introduces a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. This adoption resulted in a reduction of the Company’s accumulated postretirement benefit obligation of $26,409 at October 1, 2003 and a reduction of the net periodic benefit cost of $3,654 and $2,053 for the years ended September 30, 2005 and 2004, respectively. See Note 4 for more information about the Company’s benefit plans.

3	Other Intangible Assets

Other intangible assets at September 30 consisted of:

	2005		2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Core and developed
technology	$274,615	$109,234	$297,342	$108,801
Patents, trademarks,
and other	338,391	246,060	311,682	229,047
	$613,006	$355,294	$609,024	$337,848
Unamortized
intangible assets
Trademarks	$9,227		$10,831

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Intangible amortization expense was $33,405, $31,467 and $31,413 in 2005, 2004 and 2003, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2006 to 2010 are as follows: 2006–$32,600; 2007–$32,600; 2008–$31,500; 2009–$29,000; 2010–$27,700.

    During 2003, the Company decided to discontinue the development of certain products and product applications associated with the BD IMAGN instrument platform in the Biosciences segment. As a result, the Company recorded an impairment loss of $26,717 in Cost of products sold. This loss included the write down of $25,230 of core and developed technology, $960 of indefinite-lived trademarks and $527 of licenses.

4	Benefit Plans

The Company has defined benefit pension plans covering substantially all of its employees in the United States and certain foreign locations. The Company also provides certain post-retirement healthcare and life insurance benefits to qualifying domestic retirees. Postretirement healthcare and life insurance benefit plans in foreign countries are not material. The measurement date used for the Company’s employee benefit plans is September 30.

    Net pension and other postretirement cost included the following components:

	Pension Plans			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Service cost	$61,836	$57,013	$44,798	$3,657	$3,510	$3,159
Interest cost	66,837	62,825	54,072	15,321	14,492	14,484
Expected return on plan assets	(59,372)	(51,923)	(47,190)	—	—	—
Amortization of prior service cost	211	180	85	(6,233)	(6,233)	(6,233)
Amortization of loss	22,951	17,586	13,121	6,164	4,116	3,342
Amortization of net obligation	134	132	11	—	—	—
Net curtailment gain	—	(300)	(147)	—	—	—
Net pension and postretirement costs	$92,597	$85,513	$64,750	$18,909	$15,885	$14,752

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Net pension cost attributable to foreign plans included in the preceding table was $16,772, $16,053 and $13,302 in 2005, 2004 and 2003, respectively.

    The change in benefit obligation, change in plan assets, funded status and amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	Pension Plans		Other Postretirement Benefits
	2005	2004	2005	2004
Change in benefit obligation:
Benefit obligation at October 1	$1,185,394	$1,058,645	$263,678	$255,106
Service cost	61,836	57,013	3,657	3,510
Interest cost	66,837	62,825	15,321	14,492
Plan amendments	195	761	—	—
Benefits paid	(57,818)	(55,401)	(22,279)	(18,282)
Actuarial loss	164,161	46,726	20,820	35,261
Other, includes translation	(7,513)	14,825	—	(26,409	)(A)
Benefit obligation at September 30	$1,413,092	$1,185,394	$281,197	$263,678

Change in plan assets:
Fair value of plan assets at October 1	$735,167	$685,585	$—	$—
Actual return on plan assets	109,778	56,018	—	—
Employer contribution	151,439	37,468	—	—
Benefits paid	(57,818)	(55,401)	—	—
Other, includes translation	(4,646)	11,497	—	—
Fair value of plan assets at September 30	$933,920	$735,167	$—	$—

Funded status at September 30:
Unfunded benefit obligation	$(479,172)	$(450,227)	$(281,197)	$(263,678)
Unrecognized net transition obligation	(904)	1,150	—	—
Unrecognized prior service cost	6,154	4,321	(19,153)	(25,386)
Unrecognized net actuarial loss	509,765	420,678	106,811	93,033
Prepaid (accrued) benefit cost	$35,843	$(24,078)	$(193,539)	$(196,031)

Amounts recognized in the Consolidated Balance Sheets at September 30 are as follows:
Prepaid benefit cost	$39,005	$25,857	$—	$—
Intangible asset	1,327	1,168	—	—
Accrued benefit liability	(148,403)	(201,650)	(193,539)	(196,031)
Accumulated other comprehensive loss before income taxes	143,914	150,547	—	—
Net amount recognized	$35,843	$(24,078)	$(193,539)	$(196,031)
(A)	Relates to the adoption of FSP 106-2 as discussed in Note 2.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Foreign pension plan assets at fair value included in the preceding table were $261,841 and $207,765 at September 30, 2005 and 2004, respectively. The foreign pension plan projected benefit obligations were $339,466 and $279,029 at September 30, 2005 and 2004, respectively.

    The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,149,504, $840,405 and $695,635, respectively as of September 30, 2005 and $1,034,223, $796,256 and $597,155, respectively as of September 30, 2004.

    The assumptions used in determining pension plan information were as follows:

	2005	2004	2003
Net Cost
Discount rate:
U.S. plans(A)	6.00%	6.25%	6.75%
Foreign plans (average)	4.95	4.90	5.18
Expected return on plan assets: U.S. plans	8.00	8.00	8.00
Foreign plans (average)	6.60	6.72	7.15
Rate of compensation increase: U.S. plans(A)	4.25	4.25	4.00
Foreign plans (average)	2.98	2.92	3.17

Benefit Obligation
Discount rate:
U.S. plans(A)	5.50	6.00	6.25
Foreign plans (average)	4.19	4.95	4.90
Rate of compensation increase:
U.S. plans(A)	4.25	4.25	4.25
Foreign plans (average)	2.92	2.98	2.92
(A)	Also used to determine other postretirement benefit plan information.

    At September 30, 2005 the assumed healthcare trend rates were 10% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2011. At September 30, 2004 the corresponding assumed healthcare trend rates were 10% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2010. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2005 by $14,404 and the aggregate of the service cost and interest cost components of 2005 annual expense by $821. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2005 by $12,802 and the aggregate of the 2005 service cost and interest cost by $713.

Expected Funding
The Company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. While the Company will not be required to fund any of its pension plans in 2006, the Company made a discretionary contribution to its U.S. pension plan in October 2005 of $150 million.

    Expected benefit payments are as follows:

	Pension Plans	Other Postretirement Benefits
2006	$67,230	$21,652
2007	61,005	21,983
2008	66,919	22,316
2009	76,686	22,593
2010	83,315	22,848
2011–2015	562,418	113,917

    Expected receipts of the subsidy under the Act, as discussed in Note 2, which are not reflected in the expected other post-retirement benefit payments included in the preceding table, are as follows: 2006, $2,378; 2007, $2,275; 2008, $2,296; 2009, $2,287; 2010, $2,245; 2011–2015, $10,272.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    The Company’s asset allocation for its defined benefit pension plans at September 30 were as follows:

	2005	2004
Equity securities	63.0%	66.9%
Debt securities	34.1	30.1
Other	2.9	3.0
Total	100.0%	100.0%

Investment Strategy
The Company’s investment objective is to achieve superior returns on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. The Company’s investments include a broad range of equity and fixed income securities. These investments are diversified in terms of domestic and international equity securities, short-term and long-term securities, growth and value styles, as well as small and large capitalization stocks. The Company’s target allocation percentages are as follows: equity securities (58%–69%); fixed-income securities (31%–39%); and cash (0%–3%). Equity securities are held for their expected high return and excess return over inflation. Fixed-income securities are held for diversification relative to equities. The plans may also hold cash to meet liquidity requirements. Due to short-term fluctuations in market conditions, allocation percentages may temporarily deviate from these target allocation percentages before a rebalancing occurs. Investment risks and returns are measured and monitored on an on-going basis through annual liability measurements and quarterly investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward.

    The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers historical and expected rates of return for the asset classes in which the plan’s assets are invested, as well as current economic and capital market conditions.

    The Company utilizes a service-based approach in applying the provisions of SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” for most of its postemployment benefits. This approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $22,680, $17,295 and $11,561 in 2005, 2004 and 2003, respectively.

5	Acquisition

In July 2004, the Company acquired all of the outstanding equity interests in Atto Bioscience, Inc., a privately held company specializing in optical instrumentation, software and reagents for real-time analysis of interactions taking place in living cells. The purchase price was approximately $25,800 in cash. The purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair values as follows:

Inventories	$1,780
Property, plant and equipment	972
Core and developed technology	5,400
Goodwill	15,569
Other assets, net	979

    In connection with this acquisition, a charge of $1,100 was recorded in connection with purchased in-process research and development. The results of operations of the acquired company were included in the consolidated results of the Company from the acquisition date. Unaudited pro forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

6	Income Taxes

The provision for income taxes from continuing operations consisted of:

	2005	2004	2003
Current:
Federal	$120,172	$91,669	$103,825
State and local, including Puerto Rico	4,269	3,362	3,880
Foreign	124,901	106,678	53,402
	249,342	201,709	161,107
Deferred:
Domestic	75,948	(4,308)	6,209
Foreign	(12,719)	(27,037)	(288)
	63,229	(31,345)	5,921
	$312,571	$170,364	$167,028

    The components of Income From Continuing Operations Before Income Taxes consisted of:

	2005	2004	2003
Domestic, including Puerto Rico	$433,670	$291,973	$355,032
Foreign	571,184	460,895	366,926
	$1,004,854	$752,868	$721,958

    In accordance with SFAS No. 109, “Accounting for Income Taxes,” deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2005 and 2004, net current deferred tax assets of $75,382 and $100,605, respectively, were included in Prepaid expenses, deferred taxes and other. There were no net non-current deferred tax assets in 2005 and 2004. Net current deferred tax liabilities of $1,949 and $1,346, respectively, were included in Current Liabilities– Income taxes. Net non-current deferred tax liabilities of $98,007 and $61,819, respectively, were included in Deferred

Income Taxes and Other. Deferred taxes are not provided on substantially all undistributed earnings of foreign subsidiaries that are indefinitely reinvested. At September 30, 2005, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $655,617. Determining the tax liability that would arise if these earnings were remitted is not practicable. Deferred taxes are provided for earnings outside the United States when those earnings are not considered indefinitely reinvested.

    In October 2004, the American Jobs Creations Act of 2004 (the “AJCA”) was signed into law. The AJCA creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, the Company revisited its policy of indefinite reinvestment of foreign earnings and determined that it will repatriate approximately $1.3 billion in 2006. The Company recorded a one-time charge of $77,200 in the fourth quarter of 2005 attributable to the planned repatriation of these earnings.

    Deferred income taxes at September 30 consisted of:

	2005		2004
	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	$154,085	$—	$170,148	$—
Property and equipment	—	147,188	—	141,382
Repatriation of foreign
earnings under the AJCA	—	77,200	—	—
Loss and credit carryforwards	78,806	—	33,552	—
Other	178,244	139,205	127,200	124,723
	411,135	363,593	330,900	266,105
Valuation allowance	(72,116)	—	(27,355)	—
	$339,019	$363,593	$303,545	$266,105

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Valuation allowances have been established for capital loss carryforwards, state deferred tax assets, net of federal tax, related to net operating losses and credits and other deferred tax assets for which the Company has determined it is more likely than not that these benefits will not be realized. At September 30, 2005, the Company had deferred state tax assets for net state operating losses and credit carryforwards of $30,667 for which a valuation allowance has been established due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred tax assets before they principally expire between 2006 and 2012. The Company also has federal and state capital loss carryforward deferred tax assets of $37,626 for which a full valuation allowance has been established due to the uncertainty of recognizing the benefit from these losses before they principally expire in 2010.

    A reconciliation of the federal statutory tax rate to the Company’s effective tax rate was as follows:

	2005	2004	2003
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	0.6	0.3	0.4
Effect of foreign and Puerto Rico earnings and foreign tax credits	(10.3)	(9.9)	(8.4)
Effect of Research, Empowerment Zone, Extraterritorial Income tax benefits	(2.0)	(2.5)	(3.0)
Repatriation of foreign earnings under the AJCA	7.7	—	—
Other, net	0.1	(0.3)	(0.9)
	31.1%	22.6%	23.1%

    The approximate dollar and diluted earnings per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2005–$75,150 and $0.29; 2004–$55,461 and $0.21; and 2003–$42,050 and $0.16. The tax holidays expire at various dates through 2023.

    The Company made income tax payments, net of refunds, of $183,867 in 2005, $146,574 in 2004 and $110,739 in 2003.

7	Supplemental Financial Information

Other Expense, Net
Other expense, net in 2005 totaled $7,064, which included foreign exchange losses (net of hedging costs) of $3,976 and net write downs of certain investments of $3,519.

    Other expense, net in 2004 totaled $4,792, which included write downs and losses on certain investments of $6,951. These amounts were partially offset by gains on the sale of certain investments of $1,293.

    Other expense, net in 2003 totaled $2,725, which included write downs of certain investments of $3,030 and the write-off of intangible assets of $1,841. These charges were partially offset by foreign exchange gains of $1,875 (net of hedging costs).

Trade Receivables, Net
Allowances for doubtful accounts and cash discounts netted against trade receivables were $47,609 and $52,361 at September 30, 2005 and 2004, respectively.

Inventories

	2005	2004
Materials	$93,963	$96,020
Work in process	139,772	132,841
Finished products	542,214	509,917
	$775,949	$738,778

Property, Plant and Equipment, Net

	2005	2004
Land	$69,029	$62,039
Buildings	1,214,682	1,162,327
Machinery, equipment and fixtures	2,955,716	2,811,679
Leasehold improvements	65,702	68,177
	4,305,129	4,104,222
Less allowances for depreciation and amortization	2,371,411	2,223,225
	$1,933,718	$1,880,997

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

8	Debt

The components of Short-term debt consisted of:

	2005	2004
Loans payable:
Domestic	$200,000	$33,100
Foreign	6,125	15,729
Current portion of long-term debt	384	460
	$206,509	$49,289

    Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for loans payable were 3.8% and 2.1% at September 30, 2005 and 2004, respectively. The Company has in place a syndicated credit facility totaling $900 million in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in August 2009. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2005. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $207,000 at September 30, 2005, of which $198,000 was unused.

    Long-Term Debt consisted of:

	2005	2004
Domestic notes due through 2013 (average year-end interest rate: 3.2%–2005; 2.3%–2004)	$10,194	$10,415
Foreign notes due through 2007 (average year-end interest rate: 15.0%–2005 and 2004)	34	17
6.90% Notes due October 1, 2006	99,937	102,436
7.15% Notes due October 1, 2009	210,153	221,381
4.55% Notes due April 15, 2013	198,349	198,169
4.90% Notes due April 15, 2018	207,116	199,177
8.70% Debentures due January 15, 2025	—	104,861
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
	$1,060,833	$1,171,506

   On January 15, 2005, the Company exercised the early redemption option available under the terms of our 8.7% Debentures, due January 15, 2025. Redemption was for the full $100 million in outstanding principal at a price of 103.949%. The Company had utilized an interest rate swap (designated as a fair value hedge) to effectively convert the fixed rate of interest under the debentures to a floating rate. The swap was terminated during the first quarter of 2005, which resulted in a gain, which largely offset the early redemption premium on the debentures.

    In March 2003, the Company filed a registration statement with the Securities and Exchange Commission for one or more offerings of debt securities, common stock, warrants, purchase contracts and units, up to a total dollar amount of $750,000, including $100,000 of securities carried forward from a registration filed in October 1997. The remaining availability under the March 2003 registration statement is $350,000.

    Long-term debt balances as of September 30, 2005 and 2004 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 9.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2007 to 2010 are as follows: 2007–$100,344; 2008–$393; 2009–$414; 2010–$210,589.

    The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

	2005	2004	2003
Charged to operations	$55,673	$44,832	$43,477
Capitalized	14,770	12,203	10,346
	$70,443	$57,035	$53,823

    Interest paid, net of amounts capitalized, was $68,527 in 2005, $40,730 in 2004 and $32,649 in 2003.

9	Financial Instruments

Foreign Exchange Derivatives
The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third party product sales and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company’s foreign currency risk exposure is in Europe, Asia Pacific, Canada, Japan and Latin America.

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

    In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company’s cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from Accumulated other comprehensive loss to revenues. The Company recorded hedge net losses, exclusive of hedging costs, of $1,876, $9,110 and $1,732 to revenues in fiscal 2005, 2004 and 2003, respectively. Fiscal 2005, 2004 and 2003 revenues are net of hedging costs of $17,286, $15,124 and $9,876, respectively, related to the purchased option contracts. The Company records in Other expense, net, the premium or cost of the forward contracts, which is excluded from the assessment of hedge effectiveness. The net cost was $236 in fiscal 2005 and the net premium was $618 and $993 in fiscal 2004 and 2003, respectively. All outstanding contracts that were designated as cash flow hedges as of September 30, 2005 will mature by September 30, 2006. At September 30, 2005 and 2004, Accumulated other com-prehensive loss included an unrealized gain of $872 and an unrealized loss of $5,106, respectively, net of tax, relating to foreign exchange derivatives that have been designated as cash flow hedges.

    The Company enters into forward exchange contracts to hedge its net investments in certain foreign subsidiaries. These forward contracts are designated and effective as net investment hedges, as defined by SFAS No. 133. The Company recorded losses of $2,390, $3,690 and $15,304 in fiscal 2005, 2004 and 2003, respectively, to foreign currency translation adjustments in other Accumulated comprehensive loss for the change in the fair value of the contracts.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

Interest Rate Derivatives
The Company’s policy is to manage interest cost using a mix of fixed and floating rate debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges, as defined by SFAS No. 133. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by amounts recorded in other comprehensive (loss) income. There was no ineffective portion to the hedges recognized in earnings during the period. If interest rate derivatives designated as cash flow hedges mature or are terminated, then the balance in other comprehensive (loss) income attributable to those derivatives is reclassified into earnings over the remaining life of the hedged debt. The amount that will be reclassified and recorded in Interest expense, net within the next 12 months is $1,753.

    At September 30, 2005 and 2004, Accumulated other comprehensive loss included an unrealized loss of $13,360 and $7,247, respectively, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments
Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Equity investments, where a readily determinable market value exists, are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized. In accordance with the provisions of SFAS No. 133, forward exchange contracts and currency options are recorded at fair value. Fair values were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company’s financial instruments at September 30 were as follows:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Currency options(A)	$16,172	$16,172	$8,618	$8,618
Forward exchange contracts(A)	—	—	5,805	5,805
Interest rate swaps(A)	10,154	10,154	30,142	30,142
Equity investments(B)	24,918	24,918	26,661	26,661

Liabilities:
Forward exchange contracts(C)	5,558	5,558	—	—
Interest rate swaps(C)	63	63	10,912	10,912
Long-term debt	1,060,833	1,113,311	1,171,506	1,228,259

(A)	Included in Prepaid expenses, deferred taxes and other.

(B)	Included in Other non-current assets.

(C)	Included in Accrued Expenses.

Concentration of Credit Risk
Substantially all of the Company’s trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company’s customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. Short-term investments consist primarily of liquid investments with high quality financial institutions. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

10	Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	ESOP Preferred Stock Issued	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Unearned ESOP Compensation	Deferred Compensation	Treasury Stock
							Shares	Amount
Balance at September 30, 2002	$37,945	$332,662	$185,122	$3,507,349	$(7,847)	$8,496	(77,132,248)	$(1,137,583)
Net income				547,056
Cash dividends:
Common ($.40 per share)				(101,612)
Preferred ($3.835 per share),
net of tax benefits				(2,201)
Common stock issued for:
Employee stock plans, net			71,206				5,048,394	45,357
Business acquisitions			97				2,487	24
Common stock held in trusts, net						478	(18,440)	(478)
Reduction in unearned ESOP
compensation for the year					4,154
Repurchase of common stock							(9,784,200)	(349,998)
Adjustment for redemption provisions	(3,497)		753				355,125	2,744
Balance at September 30, 2003	$34,448	$332,662	$257,178	$3,950,592	$(3,693)	$8,974	(81,528,882)	$(1,439,934)
Net income				467,402
Cash dividends:
Common ($.60 per share)				(151,093)
Preferred ($3.835 per share),
net of tax benefits				(2,123)
Common stock issued for:
Employee stock plans, net			156,478				7,408,051	71,725
Business acquisitions			149				3,545	35
Common stock held in trusts, net						1,248	(17,376)	(1,248)
Reduction in unearned ESOP
compensation for the year					3,693
Repurchase of common stock							(9,551,286)	(449,930)
Adjustment for redemption provisions	(3,306)		710				358,653	2,596
Balance at September 30, 2004	$31,142	$332,662	$414,515	$4,264,778	$—	$10,222	(83,327,295)	$(1,816,756)
Net income				722,263
Cash dividends:
Common ($.72 per share)				(181,189)
Common stock issued for:
Employee stock plans, net			124,220				4,638,097	44,839
Business acquisitions			206				4,565	45
Share-based compensation			70,199
Common stock held in trusts, net						58	40,472	(58)
Repurchase of common stock							(9,711,800)	(549,999)
Conversion of ESOP preferred stock	(31,142)		6,706				3,378,028	24,436
Balance at September 30, 2005	$—	$332,662	$615,846	$4,805,852	$—	$10,280	(84,977,933)	$(2,297,493)

Notes to Consolidated Financial Statements   Becton, Dickinson and Company

    Common stock held in trusts represents rabbi trusts in connection with deferred compensation under the Company’s employee salary and bonus deferral plan and Directors’ deferral plan.

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

11	Other Comprehensive (Loss) Income

The components of Accumulated other comprehensive loss were as follows:

	2005	2004
Foreign currency translation adjustments	$(90,413)	$(72,671)
Minimum pension liability adjustment	(89,145)	(93,639)
Unrealized gains on investments	8,851	9,963
Unrealized losses on cash flow hedges	(12,488)	(12,353)
	$(183,195)	$(168,700)

    The income tax (benefit) provision recorded in fiscal years 2005 and 2004 for the unrealized gains on investments were $(631) and $285, respectively. The income tax provision (benefit) recorded in fiscal years 2005 and 2004 for cash flow hedges were $534 and $(3,130), respectively. The income tax provision (benefit) recorded in fiscal years 2005 and 2004 for the minimum pension liability adjustment were $2,139 and $(4,042), respectively. Income taxes are generally not provided for translation adjustments.

    The unrealized losses on cash flow hedges included in other comprehensive (loss) income for 2005 and 2004 are net of reclassification adjustments of $11,880 and $15,025, net of tax,

respectively, for realized net hedge losses recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax benefits associated with these reclassification adjustments in 2005 and 2004 were $7,282 and $9,209, respectively.

12	Commitments and Contingencies

Commitments
Rental expense for all operating leases amounted to $59,000 in 2005, $59,200 in 2004 and $53,400 in 2003. Future minimum rental commitments on noncancelable leases are as follows: 2006–$42,400; 2007–$34,500; 2008–$24,000; 2009–$15,600; 2010–$10,300 and an aggregate of $15,400 thereafter.

    As of September 30, 2005, the Company has certain future purchase commitments aggregating to approximately $216,100, which will be expended over the next several years.

Contingencies
In 1986, the Company acquired a business that manufactured, among other things, latex surgical gloves. In 1995, the Company divested this glove business. The Company, along with a number of other manufacturers, has been named as a defendant in approximately 524 product liability lawsuits related to natural rubber latex that have been filed in various state and Federal courts. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 463 of these cases have been closed with no liability to the Company (462 of which were closed with prejudice), and 45 cases have been settled for an aggregate de minimis amount.

    The Company, along with another manufacturer and several medical product distributors, is named as a defendant in three product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, these actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. In some cases, these actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money

 Notes to Consolidated Financial Statements   Becton, Dickinson and Company

damages in all of these actions. The Company had previously been named as a defendant in eight similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the three pending suits:

•	In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), which was filed on July 22, 1998, the trial court granted class certification on June 6, 2005. The Company has filed an appeal of the trial court’s ruling.
•	In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

    The Company continues to oppose class action certification in these cases, including pursuing all appropriate rights of appeal.

    In Illinois, the matter of McCaster vs. Becton Dickinson (Case No. 04L 012544) was settled on July 5, 2005 for an amount that is not material to the Company’s results of operations, financial condition or cash flows. This case was originally filed as a purported class action needlestick case in the Circuit Court of Cook County and had been refiled in November 2004 as an individual personal injury case.

    A purported class action suit was brought against the Company under the caption Danielle Cardozo, by her litigation guardian Darlene Cardozo v. Becton, Dickinson and Company (Civil Action No. S83059, Supreme Court, British Columbia) on November 6, 2003. The suit alleged personal injury to persons in British Columbia who received test results generated by the BD ProbeTec ET instrument, and sought money damages. The Company has reached a settlement in this case for an amount that is not material to the Company’s results of operations, financial condition or cash flows.

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

    On August 3, 2004, the Company was served with an administrative subpoena issued by the United States Attorney’s Office in Dallas, Texas (the “U.S. Attorney”) in connection with an investigation the U.S. Attorney is conducting of transactions between another company and certain of its suppliers, including the Company. The Company has fully responded to the subpoena. The Company believes that its transactions with the other company have fully complied with the law and that the Company is not currently a target of the investigation.

    On August 8, 2005, the Company received a subpoena issued by the Attorney General of the State of Connecticut, which seeks documents and information relating to the Company’s participation as a member of Healthcare Research & Development Institute, LLC. (“HRDI”), a healthcare trade organization (an independent member of the Company’s board of directors, Gary Mecklenburg, also serves as the non-executive chairman of HRDI). The subpoena indicates that it was issued as part of an investigation into possible violations of the antitrust laws. The Company believes that its participation in HRDI complies fully with the law and has no additional information regarding the investigation at this time. The Company is responding to the subpoena.

    The Company is named as a defendant in five purported class action suits brought on behalf of direct purchasers of the Company’s products, such as distributors, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Louisiana Wholesale Drug Company, Inc., et. al. vs. Becton Dickinson and Company (Civil Action No. 05-1602, U.S. District Court, Newark, New Jersey) filed on March 25, 2005; SAJ Distributors, Inc. et. al. vs. Becton Dickinson & Co. (Case 2:05-CV-04763-JD, United States District Court, Eastern District of Pennsylvania), filed on September 6, 2005; Dik Drug Company, et. al. vs. Becton, Dickinson and Company (Case No. 2:05-CV-04465, U.S. District Court, Newark, New Jersey) filed on September 12, 2005; American Sales Company, Inc. et. al. vs. Becton, Dickinson & Co. (Case No. 2:05-CV-05212-CRM, U.S. District Court, Eastern District of Pennsylvania), filed on October 3, 2005; and Park Surgical Co. Inc. et. al. vs. Becton, Dickinson and Company (Case 2:05-CV-05678-CMR, United States District Court, Eastern District of Pennsylvania), filed on October 26, 2005. The actions brought by Louisiana Wholesale Drug Company and Dik Drug Company in New Jersey have been consolidated under the caption “In re Hypodermic Products Antitrust Litigation.” On June 7, 2005, Jabo’s Pharmacy, Inc. filed a purported class action lawsuit against the Company under the caption Jabo’s Pharmacy, Inc., et. al. v. Becton Dickinson & Company (Case No. 2:05-CV-00162, United States District Court, Greenville, Tennessee)

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

seeking monetary damages. The complaint alleges that the Company violated federal and various state antitrust laws, resulting in the charging of higher prices for the Company’s products to plaintiff and other purported class members. Unlike the complaints described above, which were brought on behalf of direct purchasers of the Company’s products, the Jabo’s Pharmacy complaint is brought on behalf of indirect purchasers of the Company’s products. The plaintiffs in each of these cases seek monetary damages. The Company has made a motion before the Judicial Panel on Multidistrict Litigation to transfer all of the above actions for coordinated or consolidated pre-trial proceedings. The panel heard the Company’s motion on November 17, 2005, but has not yet issued a decision.

    On August 31, 2005, Daniels Sharpsmart filed suit against the Company, another manufacturer and three group purchasing organizations under the caption Daniels Sharpsmart, Inc. v. Tyco International, (US) Inc., et. al. (Civil Action No. 505CV169, United States District Court, Eastern District of Texas). The plaintiff alleges, among other things, that the Company and the other defendants conspired to exclude the plaintiff from the sharps-collection market by entering into long-term contracts in violation of federal and state antitrust laws, and seeks monetary damages.

    The Company was a defendant in the matter of Dynovation Medical, Inc. et al v. Becton Dickinson and Company (Civil Action No. 505CV73, U.S. District Court, Eastern District of Texas). The plaintiffs in the suit had alleged, among other things, that the Company materially breached its license agreement with Dynovation relating to the BD Insyte Autoguard IV catheter product, and that the Company’s safety blood collection sets infringed certain Dynovation patents. The suit was concluded in September 2005 resulting in the Company receiving a fully-paid up patent license from Dynovation.

    On May 28, 2004, Therasense, Inc. (“Therasense”) filed suit against the Company in the U.S. District Court for the Northern District of California (Case Number: C 04-02123 WDB) asserting that the Company’s blood glucose monitoring products infringe certain Therasense patents. On August 10, 2004, in response to a motion filed by Therasense in the U.S. District Court for the District of Massachusetts, the court transferred to the court in California an action previously filed by the Company against Therasense requesting a declaratory judgment that the Company’s products do not infringe the Therasense patents and that the Therasense patents are invalid.

    The Company believes that it has meritorious defenses to each of the above-mentioned suits pending against the Company and is engaged in a vigorous defense of each of these matters.

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

    Given the uncertain nature of litigation generally, the Company is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which the Company is a party. In accordance with U.S. generally accepted accounting principles, the Company establishes accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). In view of the uncertainties discussed above, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company’s consolidated results of operations and consolidated cash flows in the period or periods in which they are recorded or paid.

13	Share-Based Compensation

The Company grants share-based awards under the 2004 Plan, which provides for long-term incentive compensation to employees and directors consisting of: stock options, performance-based stock awards, stock appreciation rights, restricted stock units and other stock awards. The Company believes such awards align the interest of its employees and directors with those of its shareholders and encourage employees and directors to act as equity owners of the Company. Prior to the adoption of the 2004 Plan, the Company had employee and director stock option plans, which were terminated with respect to future grants effective upon shareholder approval of the 2004 Plan in February 2004. In 2005 and 2004, the compensation expense for these plans charged to income was $70,199 and $2,466, respectively, and the associated income tax benefit recognized was $19,941 and $937, respectively. No compensation expense was charged to income in 2003.

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

Stock options
All stock option grants are for a ten-year term. Stock options issued after November 2001 vest over a four-year period. Stock options issued prior to November 2001 vested over a three-year period. Beginning with the November 2004 (fiscal 2005) stock option grants, fair value was estimated on the date of grant using a lattice-based binomial option valuation model that uses the following weighted-average assumptions: risk-free interest rate of 3.93%; expected volatility of 29%; expected dividend yield of 1.28% and expected life of 6.5 years. Expected volatility is based upon historical volatility for the Company’s common stock and other factors. The expected term of options granted is derived from the output of the model, using assumed exercise rates based on historical exercise and termination patterns, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date.

    The weighted average grant date fair value of stock options granted during the years 2005, 2004 and 2003 was $17.16, $13.25 and $10.20, respectively. Stock options granted in 2004 and 2003 were valued based on the grant date fair value of those awards, using the Black-Scholes option pricing model. See Note 2 for further discussion.

    A summary of stock options outstanding as of September 30, 2005, and changes during the year then ended is as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at October 1	26,926,805	$31.15
Granted	1,808,715	54.44
Exercised	(4,607,210)	26.83
Forfeited, canceled or expired	(400,386)	35.92
Balance at September 30	23,727,924	$33.68	5.77	$444,811
Vested and expected to vest at September 30	22,898,297	$33.49	5.70	$433,730
Exercisable at September 30	15,431,655	$30.79	4.66	$334,002

    Cash received from the exercising of stock options in 2005, 2004 and 2003 was $123,613, $173,883 and $86,364, respectively. The actual tax benefit realized for tax deductions from stock option exercises totaled $44,958, $52,131 and $29,969, respectively. The total intrinsic value of stock options exercised during the years 2005, 2004 and 2003 was $134,342, $157,293 and $91,276, respectively.

Performance-Based Restricted Stock Units
Performance-based restricted stock units cliff vest three years after the date of grant, and are tied to the Company’s performance against pre-established targets, including its compound growth rate of consolidated revenues and average return on invested capital, over a three-year performance period. Under the Company’s long-term incentive program, the actual payout under these awards may vary from zero to 250% of an employee’s target payout, based on the Company’s actual performance over the three-year performance period. The fair value is based on the market price of the Company’s stock on the date of grant. Compensation cost initially recognized assumes that the target payout level will be achieved and is adjusted for subsequent changes in the expected outcome of performance-related conditions until the vesting date.

    A summary of performance-based restricted stock units outstanding as of September 30, 2005, and changes during the year then ended is as follows:

	Stock Units	Weighted Average Conversion Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at October 1	367,978	$38.93
Granted	1,404,033	54.41
Converted	(1,009)	54.41
Forfeited or canceled	(20,342)	54.41
Balance at September 30(A)	1,750,660	$51.16	1.94	$91,787
Expected to vest at at September 30(B)	994,973	$51.16	1.94	$52,166
(A)	Based on 250% of the target payout.

(B)	Net of expected forfeited units and units in excess of the expected performance payout of 175,066 and 580,621, respectively.

    The weighted average grant date fair value of performance-based restricted stock units granted during the years 2005 and 2004 was $54.41 and $38.93, respectively.

Time-Vested Restricted Stock Units
Time-vested restricted stock units generally cliff vest three years after the date of grant, except for certain key executives of the Company, including the executive officers, for which such units generally vest one year following the employee’s retirement. The related share-based compensation expense is recorded over the requisite service period, which is the vesting period or in the

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

case of certain key executives is based on an assumed average retirement age. The fair value of all time-vested restricted stock units is based on the market value of the Company’s stock on the date of grant.

    A summary of time-vested restricted stock units outstanding as of September 30, 2005, and changes during the year then ended is as follows:

	Stock Units	Weighted Average Conversion Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Balance at October 1	77,915	$38.78
Granted	571,669	54.48
Converted	(5,887)	54.41
Forfeited or canceled	(13,640)	54.41
Balance at September 30	630,057	$52.54	3.47	$33,034
Expected to vest at September 30	567,051	$52.54	3.47	$29,731

    The weighted average grant date fair value of time-vested restricted stock units granted during the years 2005 and 2004 was $54.48 and $38.78, respectively.

    The amount of unrecognized compensation expense for all non-vested share-based awards as of September 30, 2005 is approximately $125.4 million, which is expected to be recognized over a weighted-average remaining life of approximately 2.1 years. As of September 30, 2005, 5,931,893 shares remain available for award under the original 9,000,000 share authorization of the 2004 Plan.

    The Company has a policy of satisfying share-based payments through either open market purchases or shares held in treasury. At September 30, 2005, the Company estimates that it has sufficient shares held in treasury to satisfy these payments in 2006.

Other Stock Plans
The Company has a Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan. At September 30, 2005 and 2004, awards for 283,003 and 321,131 shares, respectively were outstanding.

    The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company’s common stock. No restricted shares were issued in 2005.

    The Company has a Directors’ Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2005, 111,868 shares were held in trust, of which 13,288 shares represented Directors’ compensation in 2005, in accordance with the provisions of the plan. Under this plan, which is unfunded, directors have an unsecured contractual commitment from the Company.

    The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2005, 183,205 shares were issuable under this plan.

14	Earnings Per Share

For the years ended September 30, 2005, 2004 and 2003, the computations of basic and diluted earnings per share (shares in thousands) were as follows:

	2005	2004	2003
Income from continuing operations	$692,283	$582,504	$554,930
Preferred stock dividends	(367)	(2,115)	(2,344)
Income from continuing operations available to common shareholders(A)	691,916	580,389	552,586
Preferred stock dividends–using “if converted” method	367	2,115	2,344
Additional ESOP contribution–using “ if converted” method	—	(52)	(502)
Income from continuing operations available to common shareholders after assumed conversions(B)	$692,283	$582,452	$554,428
Average common shares outstanding(C)	251,429	252,011	254,497
Dilutive stock equivalents from stock plans	8,671	7,948	5,402
Shares issuable upon conversion of preferred stock	612	3,378	3,736
Average common and common equivalent shares outstanding– assuming dilution(D)	260,712	263,337	263,635
Basic earnings per share–income from continuing operations	$2.75	$2.30	$2.17
(A divided by C)
Diluted earnings per share–income from continuing operations	$2.66	$2.21	$2.10
(B divided by D)

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

15	Segment Data

The Company’s organizational structure is based upon its three principal business segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”).

    The major product lines in the Medical segment include needles, syringes and intravenous catheters, including safety-engineered devices, for medication delivery; insulin injection devices and blood glucose monitors for the treatment of diabetes; prefillable drug delivery devices provided to pharmaceutical companies and sold to end-users as drug/device combinations; surgical blades and regional anesthesia needles; critical care monitoring devices; ophthalmic surgery devices; sharps disposal containers; and home healthcare products. The major products and services in the Diagnostics segment are integrated systems for evacuated blood collection; an extensive line of safety-engineered specimen collection products and systems; plated media; automated blood culturing; molecular testing systems for sexually transmitted diseases; microorganism identification and drug susceptibility systems; and rapid manual testing products. The major product lines in the Biosciences segment include fluorescence activated cell sorters and analyzers; cell imaging systems; monoclonal antibodies and kits; reagent systems for life sciences research; tools to aid in drug discovery and growth of tissue and cells; and diagnostic assays.

    The Company evaluates performance of its business segments based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses.

    Distribution of products is primarily through distributors, as well as directly to hospitals, laboratories and other end users. Sales to a distributor which supplies the Company’s products to many end users accounted for approximately 11% of revenues in 2005, 2004 and 2003, respectively and included products from the Medical and Diagnostics segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Revenues	2005		2004		2003
Medical	$2,958,088		$2,680,165		$2,456,876
Diagnostics	1,657,064		1,531,639		1,373,651
Biosciences	799,529		722,941		632,982
Total(A)	$5,414,681		$4,934,745		$4,463,509

Segment Operating Income
Medical	$710,551		$566,582	(B)	$556,284
Diagnostics	413,908		359,370		302,071
Biosciences	175,339		155,888		100,597	(C)
Total Segment Operating Income	1,299,798		1,081,840		958,952
Unallocated Expenses(D)	(294,944	)(E)	(328,972)	(F)	(236,994)
Income From Continuing Operations
Before Income Taxes	$1,004,854		$752,868		$721,958

Segment Assets
Medical	$2,656,320		$2,703,643		$2,738,082
Diagnostics	1,245,769		1,217,620		1,128,878
Biosciences	678,286		706,728		717,455	(C)
Total Segment Assets	4,580,375		4,627,991		4,584,415
Corporate and All Other(G)	1,491,594		1,060,894		792,535
Discontinued Operations	—		63,694		195,303
Total	$6,071,969		$5,752,579		$5,572,253

Capital Expenditures
Medical	$184,525		$158,728		$167,168
Diagnostics	99,742		79,782		61,590
Biosciences	22,218		16,560		20,287
Corporate and All Other	11,143		10,648		10,173
Total	$317,628		$265,718		$259,218

Depreciation and Amortization
Medical	$202,825		$187,254		$174,711
Diagnostics	102,882		97,731		86,882
Biosciences	64,599		55,878		55,896
Corporate and All Other	17,190		16,361		18,270
Total	$387,496		$357,224		$335,759
(A)	Intersegment revenues are not material.

(B)	Includes the $45,024 charge related to blood glucose monitoring products as discussed in Note 19.

(C)	Includes $26,717 in 2003 of impairment charges discussed in Note 3.

(D)	Includes interest, net; foreign exchange; corporate expenses; and certain legal defense costs.

(E)	Includes share-based compensation expense, as discussed further in Note 2.

(F)	Includes the litigation settlement of $100,000 as discussed in Note 16.

(G)	Includes cash and investments and corporate assets.

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

Revenues by Organizational Units	2005	2004	2003
BD Medical
Medical Surgical Systems	$1,661,150	$1,540,723	$1,426,202
Diabetes Care	674,020	586,190	542,327
Pharmaceutical Systems	563,271	497,421	435,624
Ophthalmic Systems	59,647	55,831	52,723
	$2,958,088	$2,680,165	$2,456,876
BD Diagnostic
Preanalytical Systems	$854,831	$787,996	$707,079
Diagnostic Systems	802,233	743,643	666,572
	$1,657,064	$1,531,639	$1,373,651
BD Biosciences
Immunocytometry Systems	$452,383	$397,151	$332,386
Pharmingen	140,585	135,650	121,173
Discovery Labware	206,561	190,140	179,423
	$799,529	$722,941	$632,982
Total	$5,414,681	$4,934,745	$4,463,509

Geographic Information
The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico), Europe and Other, which is composed of Canada, Latin America, Japan and Asia Pacific.

    Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.

	2005	2004	2003
Revenues
United States	$2,590,951	$2,435,889	$2,296,318
Europe	1,671,112	1,482,793	1,277,994
Other	1,152,618	1,016,063	889,197
Total	$5,414,681	$4,934,745	$4,463,509

Long-Lived Assets
United States	$1,687,808	$1,687,276	$1,652,508
Europe	776,681	805,179	778,375
Other	410,354	398,453	410,134
Corporate	221,812	220,337	227,777
Total	$3,096,655	$3,111,245	$3,068,794
16	Litigation Settlement

In July 2004, the Company entered into an agreement to settle the lawsuit filed against it by Retractable Technologies, Inc. (“RTI”). RTI alleged that the Company and other defendants conspired to exclude it from the market and to maintain the Company’s market share by entering into long-term contracts in violation of state and Federal antitrust laws. RTI also asserted claims for business disparagement, common law conspiracy and tortious interference with business relationships. The settlement was also paid in July 2004 and was in exchange for a general release of all claims (excluding certain patent matters) and a dismissal of the case with prejudice, which means this case cannot be re-filed. The Company recorded the related pretax charge of $100,000 ($63,000 after taxes and approximately 24 cents per diluted share) in the Company’s results of operations in 2004.

17	Discontinued Operations

On August 31, 2005, the Company completed the sale of the Clontech unit of the Biosciences segment for $62,100 and recognized a gain on sale of $13,336 ($28,533 after taxes). In September 2004, the Company recorded a charge of approximately $124 million ($116 million after taxes) to write down the net assets of Clontech to their estimated fair value. Clontech’s results of operations are reported as discontinued operations for all periods presented in the accompanying Consolidated Statements of Income. Clontech’s statement of financial position is reported separately as Assets held for sale and Liabilities held for sale, respectively, in the accompanying Consolidated Balance Sheet at September 30, 2004.

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

    Results of discontinued operations for the years ended September 30 were as follows:

	2005(A)	2004	2003
Revenues	$49,670	$60,513	$64,431
Income (loss) from discontinued operations before income taxes	15,541	(123,063)	(12,252)
Income tax benefit	14,439	7,961	4,378
Net income (loss) from discontinued operations	$29,980	$(115,102)	$(7,874)
(A)	Includes operations through August 31, 2005.

    In 2004, the statutory tax rate of 35.0% was reduced to an effective tax rate benefit of 6.5% as a result of the assumption of an asset sale, which reflected the tax impact of the non-deductibility of a goodwill write-off of 26.3%, as well as other items of 2.2%. In 2005, the effective tax rate benefit of 92.9% reflected the consummation of the sale of Clontech as a sale of stock. In aggregate, the effective tax rate benefit realized of 20.8% on the sale primarily reflected a valuation allowance related to the capital loss on the sale of stock of 35.0%, partially offset by the write-off of deferred tax liabilities of 17.1% associated with basis adjustments and other items of 3.7%.

    Assets held for sale at September 30 were as follows:

2004
Current assets	$26,676
Property, plant and equipment	9,562
Core and developed technology	15,256
Other intangibles	8,785
Other assets	3,415
$63,694

    Liabilities held for sale at September 30 were as follows:

2004
Current liabilities	$13,522
Other liabilities	659
$14,181
18	Employee Stock Ownership Plan/Savings Incentive Plan

The Company has an Employee Stock Ownership Plan (“ESOP”) as part of its voluntary defined contribution plan (Savings Incentive Plan) covering eligible employees in the United States. The ESOP was established to satisfy all or part of the Company’s obligation to match 50% of employees’ contributions, up to a maximum of 3% of each participant’s salary. To accomplish this, in 1990, the ESOP borrowed $60,000 in a private debt offering and used the proceeds to purchase from the Company an issue of ESOP convertible preferred stock (the “ESOP Preferred Stock”). The ESOP Preferred Stock paid an annual dividend of $3.835 per share, a portion of which was used by the ESOP, together with the Company’s contributions, to service the ESOP debt. Since the ESOP debt was guaranteed by the Company, it had been reflected on the Consolidated Balance Sheets as debt with a related amount shown in the Shareholders’ Equity as Unearned ESOP compensation. In July 2004, the Company repaid the ESOP debt in full. In December 2004, the Trustee of the ESOP converted all of the outstanding shares of ESOP Preferred Stock into BD common stock. This was done in response to the November 2004 dividend declaration, which reflected a 20% increase in the common dividend versus the preceding quarter and increased the difference between the common dividend and the fixed dividend payable on the ESOP Preferred Stock (on an equivalent share basis). The share conversion occurred at the rate of 6.4 BD common shares for each share of ESOP Preferred Stock. In April 2005, the shares in the ESOP were allocated to plan participants. As a result, the Company meets its matching obligation by contributing cash to the ESOP, which is used by the Trustee of the ESOP to purchase BD common stock at prevailing market prices.

    The amount of ESOP expense recognized is equal to the cost of shares allocated to plan participants. Prior to July 2004, the amount of ESOP expense recognized was equal to the cost of the ESOP Preferred Stock allocated to plan participants and the ESOP interest expense for the year, reduced by the amount of dividends paid on the ESOP Preferred Stock that were utilized by the plan to service the debt.

Notes to Consolidated Financial Statements  Becton, Dickinson and Company

    Selected financial data pertaining to the ESOP/Savings Incentive Plan follows:

	2005	2004	2003
Total expense of the Savings Incentive Plan	$6,905	$2,252	$2,626
Compensation expense (included in total expense above)	$6,905	$2,137	$2,168
Dividends on ESOP Preferred Stock used for debt service	$—	$1,592	$2,344
Number of shares allocated at September 30 ESOP Preferred Stock	—	503,011	500,807

    The Company guarantees employees’ contributions to the fixed income fund of the Savings Incentive Plan, which consists of diversified money market instruments. The amount guaranteed was $136,460 at September 30, 2005.

19	Blood Glucose Monitoring Charges

The Company recorded a pre-tax charge of $45,024 to Cost of products sold in its results of operations during 2004 related to its blood glucose monitoring (“BGM”) products, which included a reserve of $6,473 in connection with the voluntary product recall of certain lots of BGM test strips and the write-off of $29,803 of certain test strip inventories. Based upon internal testing, it was determined that certain BGM test strip lots, produced by the Company’s manufacturing partner, were not performing within the Company’s specifications. As a result, the Company decided to recall the affected lots and dispose of the non-conforming product in inventory. In addition, the charge reflects the Company’s decision to focus its sales and marketing efforts on the BD Logic and Paradigm Link® blood glucose meters in the United States, and to discontinue support of the BD Latitude system product offering in the United States, resulting in a write-off of $8,748 of related blood glucose meters and fixed assets. As of September 30, 2005, the accrual for product to be returned related to this product recall has been fully utilized and no further returns are anticipated.

Becton, Dickinson and Company

Quarterly Data (unaudited)
Thousands of dollars, except per-share amounts

	2005
	1st	(B)	2nd	(B)	3rd	(B)	4th	(B)	Year	(B)
Revenues	$1,288,369		$1,365,530		$1,381,306		$1,379,476		$5,414,681
Gross Profit	653,868		687,512		694,542		716,730		2,752,652
Income from Continuing Operations	194,398		186,509		189,801		121,575		692,283	(C)
Earnings Per Share:
Income from Continuing Operations	.77		.74		.75		.49		2.75
Income from Discontinued Operations	—		.01		—		.11		.12
Basic Earnings Per Share	.78		.74		.75		.60		2.87

Income from Continuing Operations(A)	.74		.71		.73		.47		2.66
Income from Discontinued Operations(A)	—		.01		—		.11		.11
Diluted Earnings Per Share(A)	.75		.72		.73		.58		2.77

	2004
	1st	2nd	3rd	4th	Year
Revenues	$1,185,120	$1,253,633	$1,242,714	$1,253,278	$4,934,745
Gross Profit	550,865	624,117	627,101	632,300	2,434,383	(D)
Income from Continuing Operations	124,925	164,083	110,162	183,334	582,504	(D)(E)
Earnings Per Share:
Income from Continuing Operations	.49	.65	.43	.73	2.30
Loss from Discontinued Operations	—	—	—	(.46)	(.46)
Basic Earnings Per Share	.50	.65	.43	.27	1.85

Income from Continuing Operations(A)	.48	.62	.42	.70	2.21
Loss from Discontinued Operations	—	—	—	(.44)	(.44)
Diluted Earnings Per Share	.48	.62	.41	.26	1.77
(A)	Total per share amounts may not add due to rounding.

(B)	Includes the impact of share-based compensation expense, as discussed further in Note 2.

(C)	Includes the tax charge of $77,200 in the fourth quarter related to the planned repatriation of foreign earnings in 2006 under the American Jobs Creation Act of 2004, as discussed in Note 6.

(D)	Includes the $45,024 charge in the first quarter related to blood glucose monitoring (BGM) products, as discussed in Note 19.

(E)	Includes the litigation settlement of $100,000 in the third quarter, as discussed in Note 16.

Becton, Dickinson and Company
Corporate Information

Annual Meeting
1:00 p.m.
Tuesday, January 31, 2006
Hilton Short Hills
41 John F. Kennedy Parkway
Short Hills, NJ 07078

Direct Stock Purchase Plan
The Direct Stock Purchase Plan established through Computershare Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Additional information may be obtained by calling Computershare Trust Company, N.A. at 1-866-238-5345.

NYSE Symbol
BDX

On March 2, 2005, Edward J. Ludwig, Chairman, President and Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by BD of NYSE Corporate Governance listing standards.

The certifications of Mr. Ludwig and John R. Considine, Executive Vice President and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of BD’s public disclosure, have been filed as exhibits to the Company’s 2005 Annual Report on Form 10-K.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-877-498-8861
International: 781-575-2726
E-mail: equiserve@equiserve.com
Internet: www.computershare.com/equiserve

Common Stock Prices and Dividends (per common share)
By Quarter		2005
	High	Low	Dividends
First	$57.83	$49.52	$0.18
Second	59.98	53.90	0.18
Third	59.65	51.27	0.18
Fourth	55.65	51.30	0.18

By Quarter		2004
	High	Low	Dividends
First	$41.45	$35.71	$0.15
Second	49.89	41.03	0.15
Third	53.25	47.74	0.15
Fourth	51.81	46.41	0.15

Shareholder Information

BD’s Statement of Corporate Governance Principles, BD’s Business Conduct and Compliance Guide, the charters of BD’s Committees of the Board of Directors and BD’s reports and statements filed with or furnished to the Securities and Exchange Commission, are posted on BD’s website at www.bd.com/investors/. Shareholders may receive, without charge, printed copies of these documents, including BD’s 2005 Annual Report to the Securities and Exchange Commission on Form 10-K, by contacting:

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

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures.

©2005 BD

Reconciliations to adjusted amounts (in millions)	2005	2004
Gross profit	$2,753	$2,434
Share-based compensation expense	10	—
BGM charges	—	45
Gross profit-adjusted	$2,762	$2,479
as a % of revenues	51.0%	50.2%
Research and development (R&D) expense	$272	$236
Share-based compensation expense	6	—
R&D expense-adjusted	$266	$236
% change from 2004	13.0%
Operating income	$1,031	$787
Share-based compensation expense	70	—
BGM charges	—	45
Litigation settlement	—	100
Operating income-adjusted	$1,101	$932
as a % of revenues	20.3%	18.9%
Amounts may not add due to rounding.