Form 10-K, Exhibit 13
period 2006-09-30
BECTON DICKINSON & CO
filed 2006-11-30
CIK 10795

Exhibit 13

Summary

Becton, Dickinson and Company

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per share amounts

	2006	2005	2004	2003
Operations
Revenues	$5,834.8	$5,414.7	$4,934.7	$4,463.5
Research and Development Expense	360.0	271.6	235.6	224.2
Operating Income	1,050.5	1,031.2	787.3	761.2
Interest Expense, Net	6.8	19.3	29.6	36.5
Income From Continuing Operations
Before Income Taxes	1,035.0	1,004.9	752.9	722.0
Income Tax Provision	279.4	312.6	170.4	167.0
Net Income	752.3	722.3	467.4	547.1
Basic Earnings per Share	3.04	2.87	1.85	2.14
Diluted Earnings per Share	2.93	2.77	1.77	2.07
Dividends per Common Share	.86	.72	.60	.40

Financial Position
Current Assets	$3,185.3	$2,975.3	$2,641.3	$2,503.5
Current Liabilities	1,576.3	1,299.4	1,050.1	1,059.4
Property, Plant and Equipment, Net	2,133.5	1,933.7	1,881.0	1,831.8
Total Assets	6,824.5	6,132.8	5,752.6	5,572.3
Long-Term Debt	957.0	1,060.8	1,171.5	1,184.0
Shareholders’ Equity	3,836.2	3,284.0	3,067.9	2,897.0
Book Value per Common Share	15.63	13.26	12.30	11.54

Financial Relationships
Gross Profit Margin	50.5%	50.8%	49.3%	48.5%
Return on Revenues(E)	12.9%	12.8%	11.8%	12.4%
Return on Total Assets(B)(E)	17.0%	17.9%	14.1%	14.4%
Return on Equity(E)	21.2%	21.8%	19.5%	20.6%
Debt to Capitalization(D)(E)	25.8%	27.1%	28.1%	30.5%

Additional Data
Number of Employees	27,000	25,600	25,000	24,800
Number of Shareholders	9,147	9,442	9,654	9,868
Average Common and Common
Equivalent Shares Outstanding –
Assuming Dilution (millions)	256.6	260.7	263.3	263.6
Depreciation and Amortization	$405.1	$387.5	$357.2	$335.8
Capital Expenditures	459.3	317.6	265.7	259.2

(A)	Includes cumulative effect of accounting change of $36.8 million ($.14 per basic and diluted share).

(B)	Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(C)	Excludes the cumulative effect of accounting changes.

(D)	Total debt as a percent of the sum of total debt, shareholders’ equity and net non-current deferred income tax liabilities.

(E)	Excludes discontinued operations in 1999 to 2006.

Becton, Dickinson and Company

2002	2001		2000	1999	1998	1997

$3,960.4	$3,667.6		$3,544.7	$3,412.6	$3,116.9	$2,810.5
207.2	199.6		212.8	220.7	217.9	180.6
674.5	632.5		507.4	477.3	405.4	450.5
33.2	55.3		74.2	72.0	56.3	39.4

627.5	535.2	(A)	512.7	404.8	340.9	422.6
148.1	134.2		122.0	96.9	104.3	122.6
480.0	401.7	(A)	392.9	275.7	236.6	300.1
1.85	1.55	(A)	1.54	1.09	.95	1.21
1.79	1.49	(A)	1.49	1.04	.90	1.15
.39	.38		.37	.34	.29	.26

$2,091.4	$1,930.1		$1,847.6	$1,843.0	$1,542.8	$1,312.6
1,271.5	1,285.4		1,382.4	1,358.6	1,091.9	678.2
1,750.4	1,701.3		1,565.5	1,423.9	1,302.7	1,250.7
5,029.0	4,790.8		4,505.1	4,437.0	3,846.0	3,080.3
803.0	782.8		778.5	954.0	765.2	665.4
2,480.9	2,321.7		1,956.0	1,768.7	1,613.8	1,385.4
9.71	8.96		7.72	7.05	6.51	5.68

48.3%	48.7%		48.6%	49.9%	50.6%	49.7%
12.1%	11.9%(C)		11.0%	9.0%	7.6%	10.7%
13.6%	13.6%		13.4%	11.6%	11.7%	15.9%
20.0%	20.3%(C)		21.0%	18.2%	15.8%	22.1%
32.7%	34.0%		41.7%	47.6%	41.4%	36.3%

25,200	24,800		25,000	24,000	21,700	18,900
10,050	10,329		10,822	11,433	9,784	8,944

268.2	268.8		263.2	264.6	262.1	259.6
$296.6	$293.2		$273.7	$257.8	$228.7	$209.8
255.7	364.1		371.0	311.4	181.4	170.3

Financial Review

Becton, Dickinson and Company

Company Overview

Becton, Dickinson and Company (“BD”) is a medical technology company engaged principally in the manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, industry and the general public. Our business consists of three worldwide business segments – BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”). Our products are marketed in the United States and internationally through independent distribution channels, directly to end-users and by independent sales representatives. References to years throughout this discussion relate to our fiscal years, which end on September 30.

     BD management operates the business consistent with the following core strategies:

  To increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers;
  To improve operating effectiveness and balance sheet productivity; and,
  To strengthen organizational and associate capabilities in the ever-changing healthcare environment.

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

     The results of our strategies are reflected in our fiscal 2006 financial and operational performance. Worldwide revenues in 2006 of $5.8 billion increased 8% from the prior year and reflected estimated volume increases of 8%, an estimated decrease due to unfavorable foreign currency translation of 1%, and estimated price increases of less than 1%. U.S. revenues increased 9% to $2.8 billion. International revenues increased 6% to $3 billion and reflected an estimated unfavorable impact from foreign currency translation of 2 percentage points. For a discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we attempt to mitigate such impact, see “Financial Instrument Market Risk” below.

     Consistent with our strategy to provide products that deliver greater benefits to healthcare workers, and recognizing the issues surrounding sharps-related injuries, BD has developed a wide array of safety-engineered devices that are designed to reduce the incidence of needlestick injuries and exposure to bloodborne pathogens. These products are offered through our Medical and Diagnostics segments. Sales in the United States of safety-engineered devices grew 9% to $917 million in 2006, compared with $842 million in 2005. International sales of safety-engineered devices grew 19% to $324 million in 2006 compared with $273 million in 2005. In 2007, we expect sales of safety-engineered devices to increase about 7% to 8% in the United States and 18% to 20% internationally.

     Income from Continuing Operations was $756 million, or $2.95 per diluted share, in 2006 as compared with $692 million, or $2.66 per diluted share, in 2005. Comparisons of Income from Continuing Operations between 2006 and 2005 are affected by the following significant items that are reflected in our financial results:

2006

  In February 2006, we acquired GeneOhm Sciences, Inc. (“GeneOhm”). In connection with the acquisition, we incurred a pre-tax charge of $53 million, or $.21 per diluted share, for acquired in-process research and development.
  In September 2006, we recorded a pre-tax charge of $63 million, or $.17 per diluted share, associated with our decision to exit the blood glucose monitoring (“BGM”) market.

2005

  We recorded a tax charge of $77 million, or $.30 per diluted share, attributable to the planned repatriation of foreign earnings under the American Jobs Creation Act of 2004.

     Our financial position remains strong, with net cash provided by continuing operating activities of approximately $1.1 billion for 2006 and our debt-to-capitalization ratio from continuing operations (total debt as a percentage of the sum of shareholders’ equity, net non-current deferred income tax liabilities and total debt) having improved to 25.8% at September 30, 2006, from 27.1% at September 30, 2005.

     Our ability to sustain our long-term growth will depend on a number of factors, including our ability to expand our core business (including geographical expansion), develop innovative new products with higher gross profit margins across our business segments, and continue to improve operating efficiency and organizational effectiveness. Numerous factors can affect our ability to achieve these goals including, without limitation, economic conditions in the United States and elsewhere, increased competition and healthcare cost containment initiatives. We believe that there are several important factors relating to our business that tend to reduce the impact on BD of any potential economic or political events in countries in which we do business, including the effects of possible healthcare system reforms. For example, since many of our products are used in essential medical care, demand

Financial Review Becton, Dickinson and Company

for such products tends not to be significantly affected by economic fluctuations. Other factors include the international nature of our business and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products.

     In 2006, general inflation did not have a material impact on our overall operations. However, it is possible that general inflation rates will rise in 2007 and beyond, and could have a greater impact on worldwide economies and, consequently, on BD. BD purchases supplies of resins, which are oil-based components used in the manufacture of certain products. During 2006, we continued to experience higher resin purchase costs, primarily due to increases in world oil prices and shortages of resin supply. Such increases did not have a significant impact on our 2006 operating results as we were able to offset them through productivity improvements and other cost reduction programs. Although world oil prices declined slightly toward the latter part of 2006, we do not anticipate a resulting decline in overall resin prices in the near term due to the continued shortage of supply for selected resins. Any further increases in resin purchase costs could impact future operating results.

     Our anticipated revenue growth over the next three years is expected to come from the following:

  Business growth and expansion among all segments, and
  Development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers.

     In February 2006, we acquired all the outstanding stock of GeneOhm Sciences, Inc. GeneOhm develops molecular diagnostic testing for the rapid detection of bacterial organisms, including these known to cause healthcare-associated infections. In connection with the acquisition, we incurred a charge of $53 million for acquired in-process research and development. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion.

     In September 2006, we signed a definitive agreement to acquire the 93.5% of the outstanding stock of TriPath Imaging, Inc. (“TriPath”) which we do not currently own, for a cash purchase price of $9.25 per share, or approximately $350 million. TriPath develops, manufactures, markets and sells innovative solutions to improve the clinical management of cancer, including detection, diagnosis, staging and treatment. Following the requisite approval by the TriPath shareholders, as well as the satisfaction of other closing conditions, the acquisition is expected to close by the end of BD’s first fiscal quarter 2007. We expect to record an in-process R&D charge of up to $120 million upon closing of the acquisition. Otherwise, the acquisition is expected to be minimally dilutive to BD’s 2007 earnings. We have not reflected the estimated impact of the acquisition in the 2007 guidance for revenues, gross profit margin and operating expenses, discussed below.

Results of Continuing Operations

Medical Segment

Medical revenues in 2006 of $3.2 billion increased $245 million, or 8%, over 2005, which reflected an estimated impact of unfavorable foreign currency translation of 1 percentage point.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change	Impact
Medical Surgical Systems	$1,749	$1,661	5%	—
Diabetes Care	753	674	12%	—
Pharmaceutical Systems	640	563	14%	(3%)
Ophthalmic Systems	62	60	3%	(2%)
Total Revenues*	$3,203	$2,958	8%	(1%)
*Amounts may not add due to rounding.

     Medical revenue growth was driven by the continued conversion to safety-engineered products, which accounted for sales of $613 million, as compared with $571 million in the prior year, reflecting growth of 6% in the United States and 16% internationally. Revenue growth in the Medical Surgical Systems unit of this segment was primarily driven by the growth in safety-engineered products and prefilled flush syringes. Revenue growth in the Pharmaceutical Systems unit was driven by a 26% increase in sales in the United States. The Diabetes Care unit’s revenue growth reflected strong sales of pen needles worldwide. On September 28, 2006, we announced a plan to exit the BGM market. This action will impact our placement of blood glucose meters as well as sales of related test strips, which will continue to be distributed until December 2007. Sales of affected BGM meters and test strips worldwide were $97 million, as compared with $74 million in 2005, and reflect a reserve for estimated sales returns of $5 million associated with the exit decision. The decision to exit the BGM market will not affect other Diabetes Care products, including insulin syringes, pen needles and lancets. See Note 3 of the Notes to Consolidated Financial Statements for further discussion. For 2007, we expect the full year revenue growth for the Medical Segment, on a reported basis, to be about 4% to 5%, which reflects the impact of exiting the BGM market. This estimate does not include any BGM sales made in connection with our commitment to provide test strips until patients find alternative BGM products.

Financial Review Becton, Dickinson and Company

     Medical operating income was $768 million, or 24.0% of Medical revenues, in 2006, as compared with $711 million, or 24.0% in 2005. BGM exit costs of $63 million reduced Medical operating income as a percentage of Medical revenues in 2006 by approximately 2 percentage points. The Segment’s gross profit margin in 2006 was unfavorably impacted by $51 million of BGM exit costs, which were partially offset by improvement associated with relatively higher sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and pen needles, as well as favorable manufacturing efficiencies associated with higher volumes. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Medical revenues in 2006 was slightly lower compared with 2005, primarily due to tight expense controls over base spending, which more than offset $12 million of BGM exit costs. Research and development expense in 2006 increased $10 million, or 10%, reflecting continued investment in the development of new products and platforms.

Diagnostics Segment

Diagnostics revenues in 2006 of $1.8 billion increased $98 million, or 6%, over 2005, which reflected an estimated unfavorable impact of foreign currency translation of about 1 percentage point.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change	Impact
Preanalytical Systems	$928	$855	9%	—
Diagnostic Systems	827	802	3%	(1%)
Total Revenues	$1,755	$1,657	6%	(1%)

     Revenue growth in the Preanalytical Systems unit was driven by the continued conversion to safety-engineered products, which accounted for sales of $627 million, as compared with $543 million in the prior year. Sales of safety-engineered products reflected growth of 13% in the United States, which benefited from BD Vacutainer Push Button Blood Collection Set conversion activity, and 20% internationally. The Diagnostic Systems unit experienced solid worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec ET, BD BACTEC, and the BD Phoenix Automated Microbiology System. These platforms reported combined incremental sales of $33 million over 2005. Revenues for GeneOhm, which was acquired in February 2006, totaled $8 million. Sales of flu diagnostic tests declined by approximately $11 million in fiscal 2006 compared with 2005 primarily due to a relatively mild flu season in both Japan and the United States. For 2007, we expect the full year revenue growth for the Diagnostics Segment to be about 8%.

     Diagnostics operating income was $399 million, or 22.7% of Diagnostics revenues, in 2006, compared with $414 million, or 25.0%, in 2005. Segment operating income for the current year includes the in-process research and development charge of $53 million as well as the operating results of GeneOhm, which in the aggregate, reduced operating income as a percentage of Diagnostics revenues by approximately 5%. The Diagnostics Segment experienced slight gross profit margin improvement reflecting higher prices and productivity, which was substantially offset by the impact of the recently acquired GeneOhm products, which have lower overall gross profit margins, and lower sales growth of flu diagnostic products, which have higher overall gross profit margins. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Diagnostics revenues in 2006 was lower compared with 2005 primarily due to tight controls on spending, which more than offset the incremental GeneOhm expenses. Research and development expense in 2006 increased $62 million, reflecting the in-process research and development charge of $53 million as well as new spending for product development associated with the GeneOhm acquisition.

Biosciences Segment

Biosciences revenues in 2006 of $877 million increased $77 million, or 10%, over 2005, which reflected an estimated impact of unfavorable foreign currency translation of 1 percentage point.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change*	Impact
Immunocytometry Systems	$503	$452	11%	(1%)
Pharmingen	157	141	12%	(1%)
Discovery Labware	216	207	5%	(1%)
Total Revenues*	$877	$800	10%	(1%)

     Revenue growth in the Immunocytometry Systems unit reflects strong sales of instruments and flow cytometry reagents, driven by increased demand for research and clinical analyzers. Revenue growth in the Immunocytometry Systems and Pharmingen units was favorably impacted by approximately $5 million and $12 million, respectively, due to the cancellation

Financial Review Becton, Dickinson and Company

of a distribution agreement in 2005. As a result of an inventory repurchase obligation to this distributor upon termination of the arrangement, certain sales made to this distributor in the latter part of 2005 were not recognized as revenue. In addition, sales in 2006 were favorably impacted by higher average selling prices as a result of terminating the arrangement. Revenue growth in the Discovery Labware unit resulted primarily from market share gains. For 2007, we expect the full year revenue growth for the Biosciences Segment to be about 8%.

     Biosciences operating income was $213 million, or 24.3% of Biosciences revenues in 2006, compared with $175 million, or 21.9% in 2005. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from the favorable impact of terminating a distribution agreement in 2005, increased operating efficiencies, as well as relatively higher sales growth of products that have higher overall gross profit margins. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Biosciences revenues was lower compared with 2005, primarily due to higher revenues and the absence of $8 million of costs incurred in 2005 associated with the termination of the distribution agreement, mentioned above. Research and development expense in 2006 increased $5 million, or 8%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit and BioImaging products.

Geographic Revenues

Revenues in the United States in 2006 of $2.8 billion increased 9%. U.S. sales of safety-engineered devices were approximately $917 million in 2006, compared with $842 million in 2005. Growth was also led by strong sales of diabetes care products, prefilled flush syringes and prefillable syringes. Revenues of immunocytometry instruments and reagents also demonstrated good growth.

     Revenues outside the United States in 2006 increased 6% to $3 billion, reflecting an estimated impact of unfavorable foreign currency translation of 2 percentage points. Growth was led by strong sales in our Asia Pacific, Canadian and European regions in 2006. International sales of safety-engineered devices were approximately $324 million in 2006, compared with $273 million in 2005.

Gross Profit Margin

Gross profit margin was 50.5% in 2006, compared with 50.8% in 2005. Gross profit margin in the current year included BGM exit costs of $51 million, which reduced gross profit margin by 0.9%. Gross profit margin in the current year also reflected an estimated 0.7% improvement relating to relatively higher sales growth of products with higher margins, and an estimated 0.5% improvement primarily related to productivity gains. These improvements were partially offset by an estimated 0.2% impact from foreign currency translation, an estimated 0.3% unfavorable impact of higher raw material costs and 0.1% relating to an increase in share-based compensation. We expect gross profit margin to increase, on a reported basis, by about 140 basis points for 2007. This expected growth reflects a favorable comparison to 2006, which includes the BGM exit costs.

Operating Expenses

Selling and administrative expense of $1.5 billion in 2006 was 26.4% of revenues, compared with $1.4 billion or 26.8% of revenues in 2005. Aggregate expenses for 2006 reflect base spending increases of $49 million, in line with inflation. Selling and administrative expense in 2006 also reflected increases primarily in share-based compensation expense of $25 million and in expenses related to BGM of $27 million, of which $12 million represented exit costs. These increases were partially offset by a favorable foreign exchange impact of $13 million and by proceeds from insurance settlements of $17 million received in connection with our previously-owned latex glove business. Selling and administrative expense as a percentage of revenues is expected to decrease, on a reported basis, by about 80 to 100 basis points for 2007, reflecting the favorable impact of exiting the BGM product line.

     Research and development (“R&D”) expense in 2006 was $360 million, or 6.2% of revenues, compared with $272 million, or 5.0% of revenues, in 2005, and included a charge of $53 million for acquired in-process research and development associated with the GeneOhm acquisition. See Note 3 of the Notes to Consolidated Financial Statements for further discussion. The increase in R&D expenditures also reflected spending for new programs in each of our segments, as previously discussed. On a reported basis, R&D is expected to be in the $345 to $350 million range for 2007.

Operating Income

Operating margin in 2006 was 18.0% of revenues, compared with 19.0% in 2005. Operating income of $1.0 billion in 2006 included $63 million of BGM exit costs and $53 million of GeneOhm acquired in-process R&D, partially offset by $17 million of insurance settlement proceeds, all of which are discussed further above.

Financial Review Becton, Dickinson and Company

Non-Operating Expense and Income

Interest expense was $66 million in 2006, compared with $56 million in 2005. The increase reflected higher debt levels and the impact of higher interest rates on floating rate debt and on fixed-to-floating interest rate swap transactions. Such swap transactions consist of fair value hedges of certain fixed-rate instruments under which the difference between fixed and floating interest rates is exchanged at specified intervals. Interest income was $59 million in 2006, compared with $36 million in 2005, and reflected higher interest rates and cash balances.

Income Taxes

The effective tax rate in 2006 was 27.0% and reflected the unfavorable impact of the non-deductibility of the acquired in-process R&D charge. The effective tax rate in 2005 was 31.1% and reflected a 7.7% increase relating to the charge in 2005 attributable to the planned repatriation of earnings in 2006 under the American Jobs Creation Act of 2004. In addition, the effective tax rate in 2005 reflected a 1.0% benefit due to the reversal of tax accruals in connection with the conclusion of tax examinations in four non-U.S. jurisdictions. In 2007, we expect our effective tax rate to be about 27%.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2006 were $756 million and $2.95, respectively. The in-process R&D charge and the BGM charges decreased income from continuing operations and diluted earnings per share from continuing operations in the aggregate by $96 million and by $.38, respectively, in 2006. Income from continuing operations and diluted earnings per share from continuing operations in 2005 were $692 million and $2.66, respectively. The tax repatriation charge decreased income from continuing operations by $77 million and diluted earnings per share from continuing operations by $.30 in 2005.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

     We have foreign currency exposures throughout Europe, Asia Pacific, Canada, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. We purchase option and forward contracts to partially protect against adverse foreign exchange rate movements. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option’s fair value. With respect to the derivative instruments outstanding at September 30, 2006, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $68 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $3 million. Comparatively, considering our derivative instruments outstanding at September 30, 2005, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $29 million, while a 10% depreciation of the U.S. dollar would have increased pre-tax earnings by $15 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would substantially offset the results of the derivative instruments.

     Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2006, are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate instruments. We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. Fair values are estimated based on dealer quotes. A change in interest rates on short-term debt and interest-bearing investments is assumed to impact earnings and cash flow, but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest on such obligations is fixed. Based on our overall interest rate exposure at September 30, 2006 and 2005, a change of

Financial Review Becton, Dickinson and Company

10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2006 and 2005 by approximately $39 million and $40 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2006 and 2005 by approximately $33 million and $34 million, respectively.

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $1.1 billion in 2006, reduced from $1.2 billion in 2005, reflecting higher inventory levels and higher income tax payments, including taxes associated with the repatriation of earnings, as discussed further below.

Net Cash Flows from Continuing Investing Activities

Net cash used for continuing investing activities in 2006 was $787 million, compared with $382 million in 2005. Acquisitions of businesses of $231 million in 2006, represented the net cash paid for the GeneOhm acquisition. Capital expenditures were $459 million in 2006, compared with $318 million in 2005. Medical capital spending of $271 million and Diagnostics capital spending of $105 million related primarily to various capacity expansions. Biosciences capital spending of $39 million, included spending on manufacturing capacity expansions. In 2007, capital expenditures are expected to be in the $600 to $650 million range, reflecting investments in various manufacturing capacity and facility expansions.

Net Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $342 million in 2006, as compared with $516 million in 2005, and included the repurchase of shares of our common stock for approximately $449 million, compared with approximately $550 million in 2005. At September 30, 2006, approximately 7.1 million common shares remained available for purchase under a November 2005 Board of Directors’ authorization to repurchase up to 10 million common shares. For 2007, we expect that cash used to repurchase common shares will be about $450 million. Total debt at September 30, 2006, was $1.4 billion compared with $1.3 billion at September 30, 2005. Short-term debt increased to 31% of total debt at year-end, from 16% at the end of 2005. Floating rate debt was 46% of total debt at the end of 2006 and 41% at the end of 2005. Our weighted average cost of total debt at the end of 2006 was 5.5%, up from 5.3% at the end of 2005, due to higher short-term interest rates. Debt-to-capitalization at year-end improved to 25.8% from 27.1% last year.

     We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $200 million at September 30, 2006. We maintain a syndicated credit facility totaling $900 million in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in August 2009 and includes a single financial covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio had ranged from 17-to-1 to 21-to-1. The facility, under which there were no borrowings outstanding at September 30, 2006, can be used to support the commercial paper program or for general corporate purposes. In addition, we have informal lines of credit outside the United States.

     At September 30, 2006, our long-term debt was rated “A2” by Moody’s and “A+” by Standard and Poor’s, and our commercial paper ratings were “P-1” by Moody’s and “A-1” by Standard and Poor’s. Given the availability of the various credit facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

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

     The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law in October 2004. The AJCA creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, we revisited our policy of indefinite reinvestment of foreign earnings and made a decision to repatriate approximately $1.3 billion in fiscal 2006 pursuant to

Financial Review Becton, Dickinson and Company

our approved repatriation plan. We recorded a charge of $77 million in 2005 attributable to the planned repatriation of these earnings. During 2006, we repatriated approximately $1.3 billion in accordance with our planned repatriation under the AJCA. The actual tax charge associated with the repatriation was $66 million. Uses of the repatriated funds include cash expenditures for compensation and benefits to existing and newly hired U.S. workers, U.S. infrastructure and capital investments and other activities as permitted under the AJCA.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth BD’s significant contractual obligations and related scheduled payments:

			2008	2010	2012 and
(millions of dollars)	Total	2007	to 2009	to 2011	Thereafter
Short-term debt	$427	$427	$—	$—	$—
Long-term debt (A)	1,762	159	110	291	1,202
Operating leases	146	48	59	28	11
Purchase obligations (B)	300	243	52	5	—
Total (C)	$2,635	$877	$221	$324	$1,213

(A)	Long-term debt obligations include expected principal and interest obligations, including interest rate swaps. The interest rate forward curve at September 30, 2006, was used to compute the amount of the contractual obligation for variable rate debt instruments and swaps.

(B)	Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.

(C)	Required funding obligations for 2007 relating to pension and other postretirement benefit plans are not expected to be material.

2005 Compared With 2004

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

2005

  We recorded share-based compensation expense of $70 million ($50 million after taxes), or $.19 per diluted share, in connection with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”). Prior periods were not restated.
  We recorded a tax charge of $77 million, or $.30 per diluted share, attributable to the planned repatriation of foreign earnings under the American Jobs Creation Act of 2004.

2004

  We recorded a charge of $100 million ($63 million after taxes), or $.24 per diluted share, related to a litigation settlement.
  We recorded a charge of $45 million ($28 million after taxes), or $.11 per diluted share, related to the voluntary recall and write-off of certain blood glucose strip inventory and other actions taken with respect to our BGM products.

Medical Segment

Medical revenues in 2005 of $3.0 billion increased $278 million, or 10%, over 2004, which reflected an estimated impact of favorable foreign currency translation of 3 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2005	2004	Change	Impact
Medical Surgical Systems	$1,661	$1,541	8%	3%
Diabetes Care	674	586	15%	2%
Pharmaceutical Systems	563	497	13%	4%
Ophthalmic Systems	60	56	7%	3%
Total Revenues	$2,958	$2,680	10%	3%

     Medical revenues reflect the continued conversion in the United States to safety-engineered products, which accounted for sales of $490 million, as compared with $459 million in the prior year. Included in Medical revenues were international sales of safety-engineered products of $81 million, as compared with $63 million in the prior year. Revenue growth in the Medical Surgical Systems unit of this segment was primarily driven by the growth in safety-engineered products and prefilled flush syringes. The Diabetes Care unit’s revenue growth reflected strong sales of BGM products in the United States and pen needles worldwide. Sales of BGM meters, test strips and related disposables in the United States and Canada were $76 million, as compared with $42 million in 2004. BGM products were introduced into the European market through the launch in

Financial Review Becton, Dickinson and Company

Germany during the fourth quarter of 2005. Revenue growth in the Pharmaceutical Systems unit was primarily attributable to a 19% increase in international sales.

     Medical operating income was $711 million, or 24.0% of Medical revenues, in 2005, as compared with $567 million, or 21.1% in 2004, which included $45 million of BGM charges as further discussed in Note 16 of the Notes to Consolidated Financial Statements. Operating income as a percentage of revenues reflects gross margin improvement from relatively higher sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and pen needles. See further discussion on gross profit margin improvement below. Selling and administrative expense as a percent of Medical revenues in 2005 was slightly lower compared with 2004, primarily due to the favorable effects from a weaker U.S. dollar along with tight controls on base spending. Incremental investments to support the BGM initiative were about $14 million. Research and development expense in 2005 increased $14 million, or 17%, reflecting continued investment in the development of new products.

Diagnostics Segment

Diagnostics revenues in 2005 of $1.7 billion increased $125 million, or 8%, over 2004, which reflected an estimated favorable impact of foreign currency translation of 2 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2005	2004	Change	Impact
Preanalytical Systems	$855	$788	8%	2%
Diagnostic Systems	802	744	8%	2%
Total Revenues	$1,657	$1,532	8%	2%

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

     Diagnostics operating income was $414 million, or 25.0% of Diagnostics revenues, in 2005, compared with $359 million, or 23.5%, in 2004. The increase in operating income as a percentage of revenues reflects gross profit improvement from relatively higher sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and the BD ProbeTec ET platform. See further discussion on gross profit margin improvement below. Selling and administrative expense as a percent of Diagnostics revenues in 2005 was slightly lower compared with 2004 primarily due to the favorable impact from a weaker U.S. dollar along with tight controls on spending. Research and development expense in 2005 increased $6 million, or 8%, reflecting spending on new programs, and was partially offset by lower spending of $3 million, as a result of the completion of our cancer biomarker discovery program in 2004.

Biosciences Segment

Biosciences revenues in 2005 of $800 million increased $77 million, or 11%, over 2004, which reflected an estimated impact of favorable foreign currency translation of 2 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2005	2004	Change	Impact
Immunocytometry Systems	$452	$397	14%	3%
Pharmingen	141	136	4%	2%
Discovery Labware	207	190	9%	3%
Total Revenues	$800	$723	11%	3%

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

     Biosciences operating income was $175 million, or 21.9% of Biosciences revenues in 2005, compared with $156 million, or 21.6%, in 2004. The increase in operating income as a percentage of revenues reflects gross profit improvement from relatively higher sales growth of products that have higher

Financial Review Becton, Dickinson and Company

overall gross profit margins, in particular, research instruments and reagents. See further discussion of gross profit margin improvement below. Selling and administrative expense as a percent of Biosciences revenues in 2005 was comparable with 2004. The favorable effects from a weaker U.S. dollar and tight controls on spending were offset by one-time costs of $8 million incurred in connection with the termination of a distribution agreement. Research and development expense in 2005 increased $5 million, or 10%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit.

Geographic Revenues

Revenues in the United States in 2005 of $2.6 billion increased 6%, primarily from strong sales of safety-engineered devices, prefilled flush syringes and diabetes care products, including BGM products. Revenues of immunocytometry instruments and reagents also demonstrated good growth.

     Revenues outside the United States in 2005 increased 13% to $2.8 billion. This increase includes an estimated impact of favorable foreign currency translation of 5%. International sales of safety-engineered devices were approximately $273 million in 2005, compared with $203 million in 2004. Our Asia Pacific, Japan, Canadian, European, and Latin American regions contributed double-digit revenue growth in 2005.

Gross Profit Margin

Gross profit margin was 50.8% in 2005, compared with 49.3% in 2004. Gross profit margin in 2005 included share-based compensation expense of $9.7 million, which reduced gross profit margin by 0.2%. Gross profit margin in 2004 included BGM charges of $45 million, which reduced gross profit margin by 0.9%. Gross profit margin in the current year reflected an estimated 0.6% improvement resulting from a weaker U.S. dollar, an estimated 0.6% improvement relating to relatively higher sales growth of products with higher margins, with the remaining 0.5% improvement primarily related to productivity gains. These improvements more than offset an estimated 0.8% unfavorable impact of higher raw material costs and intangible asset writedowns of 0.1%.

Operating Expenses

Selling and administrative expense of $1.4 billion in 2005 was 26.8% of revenues, compared with $1.3 billion or 26.6% of revenues, in 2004. Selling and administrative expense in 2005 included $54 million of share-based compensation expense, which amounted to 1.0%. Aggregate expenses for 2005 reflect base spending increases of $49 million, in line with inflation.

     R&D in 2005 was $272 million, or 5.0% of revenues, compared with $236 million, or 4.8% of revenues, in 2004, and included $6 million of share-based compensation expense, which amounted to 0.1% of revenues. The increase in expenditures also reflects spending for new programs in each of our segments, partially offset by reduced spending from molecular oncology diagnostics following the completion of our cancer biomarker discovery program in the third quarter of 2004.

Operating Income

Operating margin in 2005 was 19.0% of revenues, compared with 16.0% in 2004. Operating income of $1.0 billion in 2005 included $70 million of share-based compensation expense. Operating income of $787 million in 2004 included $45 million of BGM charges and a $100 million litigation settlement, as discussed further in Note 16 of the Notes to Consolidated Financial Statements.

Non-Operating Expense and Income

Interest expense was $56 million in 2005 compared with $45 million in 2004 and reflected higher interest rates on floating rate debt and on fixed-to-floating interest rate swap transactions. Interest income was $36 million in 2005 compared with $15 million in 2004 and reflected increased interest income due to higher interest rates and cash balances.

Income Taxes

The effective tax rate in 2005 was 31.1% and reflected a 7.7% increase relating to the one-time charge in the fourth quarter of 2005 attributable to the planned repatriation of earnings in 2006 under the American Jobs Creation Act of 2004. In addition, the effective tax rate in 2005 reflected a 1.0% benefit due to the reversal of tax accruals in connection with the conclusion of tax examinations in four non-U.S. jurisdictions. In 2004, the effective tax rate was 22.6% and reflected a 1.0% benefit relating to the BGM charges, and a 1.5% benefit relating to the litigation settlement.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2005 were $692 million and $2.66, respectively. Share-based compensation expense and the tax repatriation charge decreased income from continuing operations and diluted earnings per share from continuing operations in the aggregate by $127 million and by $.49,

Financial Review Becton, Dickinson and Company

respectively, in 2005. Income from continuing operations and diluted earnings per share from continuing operations in 2004 were $583 million and $2.21, respectively. The BGM charges and the litigation settlement reduced income from continuing operations in the aggregate by $91 million and diluted earnings per share from continuing operations by $.35 in 2004.

Discontinued Operations

On August 31, 2005, we completed the sale of the Clontech unit of the Biosciences segment for $62 million. Clontech’s results of operations are reported as discontinued operations for all periods presented in the Consolidated Statements of Income. Income from discontinued operations in 2005 reflected a gain on sale of $13 million ($29 million after taxes). The loss from discontinued operations in 2004 reflected an after-tax charge of approximately $116 million to write down the net assets of Clontech to their estimated fair value. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion.

Liquidity and Capital Resources

Cash Flows from Continuing Operating Activities

Cash provided by continuing operating activities was $1.2 billion in 2005 compared with $1.1 billion in 2004.

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

Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $525 million in 2005, as compared with $507 million in 2004, and included the repurchase of shares of our common stock for approximately $550 million, compared with approximately $450 million in 2004. In 2005, we exercised the early redemption option available under the terms of our 8.7% Debentures, due January 15, 2025. Redemption, which is reflected in payments of long-term debt, was for the full $100 million in outstanding principal at a price of 103.949%. Total debt at September 30, 2005, was $1.3 billion compared with $1.2 billion at September 30, 2004. Short-term debt increased to 16% of total debt at the end of 2005, from 4% at the end of 2004. Floating rate debt was 41% of total debt at the end of 2005 and 55% at the end of 2004. Our weighted average cost of total debt at the end of 2005 was 5.3%, up from 4.3% at the end of 2004 due to higher short-term interest rates. Debt-to-capitalization at year-end improved to 27.1% from 28.1% in 2004.

Critical Accounting Policies

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Some of those judgments can be subjective and complex and consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, there may also be other estimates or assumptions that are reasonable. Actual results that differ from management’s estimates could have an unfavorable effect on our consolidated financial statements. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss pass to the customer. We recognize revenue for certain instruments sold from the Biosciences segment upon installation at a customer’s site. Based upon terms of the sales agreements, the Biosciences segment recognizes revenue in accordance with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales agreements have multiple deliverables, and as such are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered.

     BD’s domestic businesses sell products primarily to distributors who resell the products to end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between BD and the end-user customer. Provisions for rebates, as well as sales discounts and returns, are accounted for as a reduction of revenues when revenue is recognized.

Financial Review Becton, Dickinson and Company

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

Benefit Plans

We have significant net pension and postretirement benefit costs that are measured using actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We evaluate these key assumptions at least annually on a plan- and country-specific basis. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related net pension and postretire-ment benefits costs may occur in the future due to changes in assumptions.

     The discount rate is selected to reflect the prevailing market rate on September 30 based on investment grade bonds and other factors. We increased our discount rate for the U.S. pension and postretirement plans at September 30, 2006, from 5.5% to 5.95% and reduced the rate at September 30, 2005, from 6.0% to 5.5%.

     To determine the expected long-term rate of return on pension plan assets, we consider the historical and expected returns on various plan asset classes, as well as current and expected asset allocations. At September 30, 2006, the one-year rate of return on assets for our U.S. pension plans was 9.3%, the five-year rate of return was 7.7%, and the ten-year rate of return was 7.7%. We believe that these results, in connection with our current and expected asset allocation, support our assumed long-term return of 8.0% on those assets.

Financial Review Becton, Dickinson and Company

     Sensitivity to changes in key assumptions for our U.S. pension and postretirement plans are as follows:

  Discount rate – A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $7 million favorable (unfavorable) impact on the total U.S. net pension and postretirement benefit plan cost.
  Expected return on plan assets – A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $2 million favorable (unfavorable) impact on U.S. pension plan cost.

Stock-Based Compensation

Compensation cost relating to share-based payment transactions is recognized in net income using a fair-value measurement method, in accordance with SFAS No. 123(R). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of certain share-based awards using a lattice-based binomial option valuation model that incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options.

     Prior to adopting SFAS No. 123(R), we accounted for stock options using the intrinsic value method. This method measures share-based compensation expense as the amount by which the market price of the stock on the date of grant exceeds the exercise price. We had not recognized any share-based compensation expense under this method in recent years because we granted stock options at the market price as of the date of grant.

     See Note 13 of the Notes to Consolidated Financial Statements for additional discussion.

Cautionary Statement Pursuant to Private Securities Litigation Reform Act of 1995 – “Safe Harbor” for Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by or on behalf of BD. BD and its representatives may from time to time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareholders. Forward-looking statements may be identified by the use of words like “plan,” “expect,” “believe,” “intend,” “will,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future – including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results – are forward-looking statements within the meaning of the Act.

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
  We operate in a highly competitive environment. New product introductions by our current or future competitors could adversely affect our ability to compete in the global market. For example, new forms of inhaled or other methods of insulin delivery, such as the new inhaled form of insulin approved by the U.S. Food and Drug Administration (“FDA”) and European authorities, could adversely impact sales of our insulin injection devices. Patents attained by competitors, particularly as patents on our products expire, may also adversely impact our competitive position.
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

Financial Review Becton, Dickinson and Company

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

Reports of Management
Becton, Dickinson and Company

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of September 30, 2006.

     The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young’s reports with respect to fairness of presentation of the statements, management’s assessment, and the effectiveness of internal control over financial reporting are included herein.

Edward J. Ludwig	John R. Considine	William A. Tozzi
Chairman, President and	Senior Executive Vice President	Vice President
Chief Executive Officer	and Chief Financial Officer	and Controller

Report of Independent Registered	Becton, Dickinson and Company
Public Accounting Firm

To the Shareholders and Board of Directors
of Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

     As discussed in Notes 2 and 13 to the consolidated financial statements, effective October 1, 2004, the Company adopted Financial Accounting Standard No. 123(R), “Share-Based Payment”.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 17, 2006, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 17, 2006

Report of Independent Registered	Becton, Dickinson and Company
Public Accounting Firm

To the Shareholders and Board of Directors of
Becton, Dickinson and Company

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Becton, Dickinson and Company maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Becton, Dickinson and Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

     In our opinion, management’s assessment that Becton, Dickinson and Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Becton, Dickinson and Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2006 and 2005, and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended September 30, 2006, and our report dated November 17, 2006, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 17, 2006

Financial Statements
Becton, Dickinson and Company

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per share amounts

	2006	2005	2004
Operations
Revenues	$5,834,827	$5,414,681	$4,934,745

Cost of products sold	2,886,853	2,662,029	2,500,362
Selling and administrative expense	1,537,494	1,449,856	1,311,467
Research and development expense	360,011	271,626	235,649
Litigation settlement	—	—	100,000

Total Operating Costs and Expenses	4,784,358	4,383,511	4,147,478

Operating Income	1,050,469	1,031,170	787,267
Interest expense	(66,046)	(55,673)	(44,832)
Interest income	59,296	36,421	15,225
Other expense, net	(8,762)	(7,064)	(4,792)

Income From Continuing Operations
Before Income Taxes	1,034,957	1,004,854	752,868

Income tax provision	279,366	312,571	170,364

Income from Continuing Operations	755,591	692,283	582,504

(Loss) income from Discontinued Operations
Net of income tax benefit of $1,397, $14,439 and $7,961	(3,311)	29,980	(115,102)

Net Income	$752,280	$722,263	$467,402

Basic Earnings per Share

Income from Continuing Operations	$3.06	$2.75	$2.30
(Loss) income from Discontinued Operations	$(0.01)	$0.12	$(0.46)
Basic Earnings per Share (A)	$3.04	$2.87	$1.85

Diluted Earnings per Share
Income from Continuing Operations	$2.95	$2.66	$2.21
(Loss) income from Discontinued Operations	$(0.01)	$0.11	$(0.44)
Diluted Earnings per Share (A)	$2.93	$2.77	$1.77
(A) Total per share amounts may not add due to rounding.
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2006	2005	2004

Net Income	$752,280	$722,263	$467,402

Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustments	77,396	(17,742)	83,522
Minimum pension liability adjustment	77,086	4,494	(6,730)
Unrealized gain (loss) on investments, net of amounts recognized	1,212	(1,112)	242
Unrealized loss on cash flow hedges, net of amounts realized	(1,307)	(135)	(2,461)

Other Comprehensive Income (Loss), Net of Tax	154,387	(14,495)	74,573
Comprehensive Income	$906,667	$707,768	$541,975
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per share amounts and numbers of shares

	2006	2005
Assets
Current Assets
Cash and equivalents	$1,000,289	$1,042,890
Short-term investments	106,386	86,808
Trade receivables, net	885,748	842,806
Inventories	875,738	775,949
Prepaid expenses, deferred taxes and other	317,092	226,861
Total Current Assets	3,185,253	2,975,314
Property, Plant and Equipment, Net	2,133,548	1,933,718
Goodwill	565,146	470,049
Core and Developed Technology, Net	244,811	165,381
Other Intangibles, Net	91,501	101,558
Capitalized Software, Net	189,355	229,793
Other	414,911	256,980
Total Assets	$6,824,525	$6,132,793

Liabilities
Current Liabilities
Short-term debt	$427,218	$206,509
Accounts payable	243,602	252,262
Accrued expenses	490,425	439,894
Salaries, wages and related items	380,478	329,864
Income taxes	34,606	70,846
Total Current Liabilities	1,576,329	1,299,375
Long-Term Debt	956,971	1,060,833
Long-Term Employee Benefit Obligations	270,495	340,938
Deferred Income Taxes and Other	184,526	147,695

Commitments and Contingencies	—	—

Shareholders’ Equity
Common stock – $1 par value: authorized – 640,000,000 shares;
issued – 332,662,160 shares in 2006 and 2005	332,662	332,662
Capital in excess of par value	873,535	615,846
Retained earnings	5,345,697	4,805,852
Deferred compensation	11,134	10,280
Common stock in treasury – at cost – 87,194,060 shares in
2006 and 84,977,933 shares in 2005	(2,698,016)	(2,297,493)
Accumulated other comprehensive loss	(28,808)	(183,195)
Total Shareholders’ Equity	3,836,204	3,283,952
Total Liabilities and Shareholders’ Equity	$6,824,525	$6,132,793
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2006	2005	2004
Operating Activities
Net income	$752,280	$722,263	$467,402
Loss (income) from discontinued operations, net	3,311	(29,980)	115,102
Income from continuing operations, net	755,591	692,283	582,504
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities, net of amounts acquired:
Depreciation and amortization	405,095	387,496	357,224
Share-based compensation	108,613	70,199	2,466
Deferred income taxes	(129,259)	63,229	(31,345)
Acquired in-process research and development related to GeneOhm	53,300	—	—
BGM related non-cash charges	63,414	—	38,551
Change in operating assets:
Trade receivables	(27,313)	(41,050)	(15,854)
Inventories	(103,897)	(53,319)	22,534
Prepaid expenses, deferred taxes and other	(118,371)	3,603	(10,028)
Accounts payable, income taxes and other liabilities	94,784	117,091	99,447
Pension obligation	(64,971)	(58,842)	48,045
Other, net	39,414	35,105	9,182
Net Cash Provided by Continuing Operating Activities	1,076,400	1,215,795	1,102,726

Investing Activities
Capital expenditures	(459,308)	(317,628)	(265,718)
Capitalized software	(22,793)	(18,922)	(39,190)
Change in short-term investments	(18,633)	(43,775)	(31,298)
Purchases of long-term investments	(9,672)	(1,171)	(10,149)
Acquisitions of businesses, net of cash acquired	(231,464)	—	(24,251)
Proceeds from discontinued operations	—	62,051	—
Other, net	(44,656)	(62,566)	(24,628)
Net Cash Used for Continuing Investing Activities	(786,526)	(382,011)	(395,234)

Financing Activities
Change in short-term debt	121,563	157,103	(56,509)
Payment of long-term debt	(828)	(104,522)	(21,682)
Repurchase of common stock	(448,882)	(549,999)	(449,930)
Issuance of common stock	147,796	123,494	173,606
Excess tax benefit from stock option exercises	50,609	40,594	—
Dividends paid	(212,431)	(182,236)	(152,376)
Net Cash Used for Continuing Financing Activities	(342,173)	(515,566)	(506,891)

Discontinued Operations (revised – see Note 3):
Net cash provided by (used for) operating activities	—	1,000	(1,063)
Net cash provided by (used for) investing activities	—	1,260	(1,601)
Net cash used for financing activities	—	(15)	(62)
Net Cash Provided by (Used for) Discontinued Operations	—	2,245	(2,726)
Effect of exchange rate changes on cash and equivalents	9,698	3,049	1,617
Net (Decrease) Increase in Cash and Equivalents	(42,601)	323,512	199,492
Opening Cash and Equivalents	1,042,890	719,378	519,886
Closing Cash and Equivalents	$1,000,289	$1,042,890	$719,378
See notes to consolidated financial statements

Notes to Consolidated	Becton, Dickinson and Company
Financial Statements

Thousands of dollars, except per share amounts and numbers of shares

Index
Note	Subject	Page
1	Summary of Significant Accounting Policies	40
2	Accounting Changes	42
3	Acquisitions and Divestitures	44
4	Other Intangible Assets	45
5	Benefit Plans	46
6	Income Taxes	49
7	Supplemental Financial Information	50
8	Debt	51
9	Financial Instruments	51
10	Shareholders’ Equity	53
11	Other Comprehensive Income (Loss)	54
12	Commitments and Contingencies	54
13	Share-Based Compensation	56
14	Earnings per Share	59
15	Segment Data	59
16	Litigation Settlement and Other Charges	61

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries (the “Company”) after the elimination of inter-company transactions. The Company has no material interests in variable interest entities and none that require consolidation.

Reclassifications

The Company has reclassified certain prior year information to conform with the current year presentation.

Cash Equivalents

Cash equivalents consist of all highly liquid investments with a maturity of three months or less when purchased.

Short-Term Investments

Short-term investments consist of certificates of deposit and repurchase agreements of government securities with maturities of less than one year when purchased.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 17 years for leasehold improvements. Depreciation expense was $264,462, $243,355 and $221,545 in fiscal 2006, 2005 and 2004, respectively.

Goodwill and Other Intangible Assets

Goodwill is reviewed annually for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. In reviewing goodwill for impairment, potential impairment is identified by comparing the fair value of a reporting unit, estimated using an income approach, with its carrying value. Core and developed technology is amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core

Notes to Consolidated Financial Statements Becton, Dickinson and Company

and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. To the extent carrying value exceeds the undiscounted cash flows, an impairment loss is recognized in operating results based upon the excess of the carrying value over fair value. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely. Therefore, in accordance with SFAS No. 142, these trademarks are no longer amortized but are reviewed annually for impairment.

Capitalized Software

Capitalized software, including costs capitalized in accordance with AICPA Statement of Position 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use,” is stated at cost, less accumulated amortization. Amortization expense is principally provided on the straight-line basis over estimated useful lives, which do not exceed 10 years. Amortization expense was $66,048, $71,416 and $66,319 for 2006, 2005 and 2004, respectively.

Foreign Currency Translation

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the foreign currency translation adjustments in Accumulated other comprehensive loss.

Revenue Recognition

Revenue from product sales are recognized when title and risk of loss pass to the customer. For the sale of certain instruments in the Biosciences segment, revenue is recognized upon completion of installation at the customer’s site. Based upon the terms of other sales arrangements, the Biosciences segment recognizes revenue in accordance with Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables”. These sales arrangements have multiple deliverables and, as such, are divided into separate units of accounting. Revenue and cost of products sold are recognized at the completion of each deliverable based on the relative fair values of items delivered.

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

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $221,825, $219,617 and $205,280 in 2006, 2005 and 2004, respectively.

Derivative Financial Instruments

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, all derivatives are recorded in the balance sheet at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

     Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company hedges its foreign currency exposures by entering into offsetting forward exchange contracts and currency options when it deems appropriate. The Company utilizes interest rate swaps and forward rate agreements to manage its exposure to fluctuating interest rates. The Company does not use derivative financial instruments for trading or speculative purposes.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

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

Share-Based Compensation

Effective October 1, 2004, the Company adopted SFAS No. 123 (revised 2004) – “Share-Based Payment” (“SFAS No. 123(R)”). This statement requires compensation expense to be measured based on the estimated fair value of the share-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period. See Note 2 regarding the Company’s adoption of SFAS No. 123(R).

     Prior to October 1, 2004, the Company accounted for share-based compensation under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation expense for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the exercise price. The Company had not recognized any stock compensation expense under this method in 2004, as the exercise price of stock options equaled the market value of the Company’s stock on the date of grant.

2 Accounting Changes

Share-Based Compensation

As a result of the adoption of SFAS No. 123(R), compensation expense relating to share-based payments is recognized in net income using a fair-value measurement method. Under the fair value method, the estimated fair value of awards to employees is charged to income on a straight-line basis over the requisite service period, which is the earlier of the employee’s retirement eligibility date or the vesting period of the award. The Company elected the modified prospective method of adoption as prescribed in SFAS No. 123(R) and therefore, prior periods were not restated. Under the modified prospective method, this statement was applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of October 1, 2004. The Company granted stock options and restricted stock unit awards in November 2004 under the 2004 Employee and Director Equity-Based Compensation Plan (the “2004 Plan”), its current long-term incentive program. See Note 13 for further discussion.

     Share-based compensation expense in 2006 and 2005 reduced the Company’s results of operations as follows:

	2006	2005
Selling and Administrative Expense	$79,211	$54,454
Cost of Products Sold	18,046	9,749
Research and Development Expense	11,356	5,996
Income From Continuing Operations
Before Income Taxes	$108,613	$70,199
Net Income (A)	$73,458	$50,258

(A) Share-based compensation attributable to discontinued operations was not material.

     The increase in share-based compensation is primarily attributable to higher expense associated with certain fiscal 2005 and fiscal 2006 grants. These grants include a higher percentage of restricted stock units that have a shorter vesting period than previous grants. In addition, these grants reflect a shortened requisite service period resulting from such awards being recognized through the period ending of the earlier of the employees’ retirement eligibility date or the vesting date. Prior to fiscal 2005, grants were recognized through the vesting date.

     In the fourth quarter of 2006, the Company adopted Financial Accounting Standards Board Staff Position 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”), which provides the Company an alternative method for calculating

Notes to Consolidated Financial Statements Becton, Dickinson and Company

the historical pool of tax benefits upon adopting SFAS No. 123(R). The adoption of FSP 123(R)-3 did not have a material e ffect on the presentation of the tax benefits in the Consolidated Statements of Cash Flows.

     Prior to October 1, 2004, the Company accounted for share-based employee compensation under SFAS No. 123 using the intrinsic value method prescribed by APB No. 25 and related interpretations. Under the intrinsic value method, no compensation expense was recognized for stock options, as the exercise price of employee stock options equaled the market value of the Company’s stock on the date of grant. The following pro-forma net income and earnings per share information has been determined as if the Company had accounted for its share-based compensation awards issued using the fair value method in 2004.

	2004
Net Income, as reported	$467,402	(A)
Less pro-forma share-based compensation expense, net of tax	32,027
Pro-forma net income	$435,375
Reported earnings per share:
Basic	$1.85
Diluted	$1.77

Pro-forma earnings per share:
Basic	$1.72
Diluted	$1.66
(A)	Includes $2,466 of share-based compensation expense relating to restricted stock units granted in November 2003.

     The 2004 pro-forma amounts and fair value of each option grant were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004: risk-free interest rate of 3.85%; expected volatility of 32.5%; expected dividend yield of 1.16%; and expected life of six years.

Adoption of New Accounting Standards

In March 2005, the Financial Accounting Standards Board (the “FASB”) issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. The Company adopted this interpretation in the fourth quarter of 2006, as required. The adoption of FIN 47 did not have a material impact on BD’s consolidated financial statements.

     In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes guidance for recognition, measurement, and disclosure of uncertain tax positions recognized in financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes”. The provisions of this interpretation will be applied to all tax positions upon its initial adoption. The Company is required to adopt this interpretation in fiscal year 2008 and the cumulative effect, if any, of applying this interpretation will be reported as an adjustment to the opening balance of retained earnings for such fiscal year. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postre t i re m e n t Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). This statement requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its consolidated balance sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan to be measured as of the balance sheet date and provides for additional disclosure requirements. As required, the Company will adopt the recognition and disclosure provision of this statement at the end of fiscal year 2007. Based on the underfunded status of the plans as of September 30, 2006, this provision is expected to be material to the Company’s consolidated balance sheet. See Note 5 for further discussion regarding benefit plans. The Company expects no impact to the measurement date of its plans, as the plans are currently measured at its fiscal year-end.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

3 Acquisitions and Divestitures

On February 14, 2006, the Company acquired all the outstanding stock of GeneOhm Sciences, Inc. (“GeneOhm”), a company that develops molecular diagnostic testing for the rapid detection of bacterial organisms, including those known to cause healthcare-associated infections. The acquisition provides the Company with expanded entry into the emerging field of healthcare-associated infections. The acquisition was accounted for as a business combination and the results of operations of GeneOhm were included in the Company’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price consisted of an up-front cash payment of $232,542, including transaction costs, and the purchase contract provides for additional contingent payments of up to $25,000, based on future events occurring on or before December 31, 2007. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation of the purchase price resulted in deferred tax assets of $34,346 consisting of net operating loss carry forwards and credits; other intangible assets, primarily core and developed technology, of $92,300; deferred tax liabilities of $31,400 associated with other intangible assets, and other net assets of $3,587. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $80,409 was recorded as goodwill, which was allocated to the Diagnostics segment. In connection with the acquisition, the Company also incurred a non-deductible charge of $53,300 for acquired in-process research and development, which was recorded as Research and development expense. This charge, based on fair value, is associated with several products that have not reached technological feasibility and do not have alternative future use at the acquisition date. The fair value of each product was determined based upon the present value of projected cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable technological and commercial risk of each product. These cash flows took into account the income and expenses associated with the further development and commercialization of the underlying products. The ongoing activity associated with each of these products is not material to the Company’s research and development expense.

     In July 2004, the Company acquired all of the outstanding equity interests in Atto Bioscience, Inc., a privately held company specializing in optical instrumentation, software, and reagents for real-time analysis of interactions taking place in living cells. The purchase price was approximately $25,800 in cash and has been allocated to assets acquired and liabilities assumed based on estimated fair values. The allocation of purchase price resulted in core and developed technology of $5,400 and other assets, principally inventory of $3,731. The excess of the purchase price over the fair value of the assets acquired of $15,569 was recorded as goodwill. In connection with this acquisition, a charge of $1,100 was also incurred for acquired in-process research and development. The results of operations of the acquisition were included in the Company’s results from the acquisition date. Unaudited pro forma consolidated results, after giving effect to this acquisition, would not have been materially different from the reported amounts.

     On September 28, 2006, the Company announced a plan to exit the blood glucose monitoring (“BGM”) market. In accordance with the plan, distribution of the BD Logic Blood Glucose Monitor was immediately discontinued. BD will continue to distribute test strips for its customers through December 2007. The decision to exit the BGM market was made following an evaluation of the future outlook for the product line. The Company recorded a pre-tax charge of $63,414, which was included in the Medical segment, in connection with its decision to exit the BGM product line. This charge consisted of $5,352 related to estimated customer sales returns, which were recorded as an adjustment to Revenues; $31,602 related to the write-off of inventory and related purchase commitments and $14,052 related to long-lived asset write-downs, which in total were recorded to Cost of products sold; and $12,408 related to severance and other exit costs, which were recorded to Selling and administrative expense. At September 30, 2006, an accrual of $32,408 was reported in current liabilities.

     In August 2005, the Company completed the sale of the Clontech unit of the Biosciences segment for $62,100 and recognized a gain on sale of $13,336 ($28,533 after taxes). In September 2004, the Company recorded a charge of approximately $124 million ($116 million after taxes) to write down the net assets of Clontech to their estimated fair value. Clontech’s results of operations were reported as discontinued operations for all periods presented in the accompanying Consolidated Statements of Income. The Company has separately presented operating, investing and financing cash flows attributable to discontinued operations, which in the prior year were reported on a combined basis.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Results of discontinued operations for the years ended September 30 were as follows:

	2006	(A)	2005	(B)	2004
Revenues	$—		$49,670		$60,513
(Loss) income from discontinued operations
before income taxes	(4,708)		15,541		(123,063)
Income tax benefit	1,397		14,439		7,961
Net (loss) income from
discontinued operations	$(3,311)		$29,980		$(115,102)
(A) Represents post-closing adjustments.
(B) Includes operations through August 31, 2005.

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

4 Other Intangible Assets

Other intangible assets at September 30 consisted of:

	2006		2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible
assets
Core and developed
technology	$377,633	$132,822	$274,615	$109,234
Patents, trademarks,
and other	337,176	254,717	338,575	246,060
	$714,809	$387,539	$613,190	$355,294
Unamortized intangible
assets

Trademarks	$9,042		$9,043

     Intangible amortization expense was $36,088, $33,405 and $31,467 in 2006, 2005 and 2004, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2007 to 2011 are as follows: 2007 – $41,600; 2008 – $36,800; 2009 – $33,900; 2010 – $31,500; 2011 – $29,800.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

5 Benefit Plans

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

     Net pension and other postretirement cost included the following components:

	Pension Plans			Other Postretirement Benefits
	2006	2005	2004	2006	2005	2004
Service cost	$74,111	$61,836	$57,013	$4,164	$3,657	$3,510
Interest cost	71,997	66,837	62,825	14,873	15,321	14,492
Expected return on plan assets	(80,063)	(59,372)	(51,923)	—	—	—
Amortization of prior service cost	309	211	180	(6,233)	(6,233)	(6,233)
Amortization of loss	27,932	22,951	17,586	7,127	6,164	4,116
Amortization of net obligation	(70)	134	132	—	—	—
Net curtailment gain	—	—	(300)	—	—	—
Net pension and postretirement costs	$94,216	$92,597	$85,513	$19,931	$18,909	$15,885

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Net pension cost attributable to foreign plans included in the preceding table was $18,639, $16,772 and $16,053 in 2006, 2005 and 2004, respectively.

     The change in benefit obligation, change in fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	Pension Plans		Other Postretirement Benefits
	2006	2005	2006	2005
Change in benefit obligation:
Beginning obligation	$1,413,092	$1,185,394	$281,197	$263,678
Service cost	74,111	61,836	4,164	3,657
Interest cost	71,997	66,837	14,873	15,321
Plan amendments	86	195	—	—
Benefits paid	(75,207)	(57,818)	(22,734)	(22,279)
Actuarial (gain) loss	(117,307)	164,161	(24,345)	20,820
Other, includes translation	17,895	(7,513)	2,571	—
Obligation at September 30	$1,384,667	$1,413,092	$255,726	$281,197

Change in fair value of plan assets:
Beginning fair value	$933,920	$735,167	$—	$—
Actual return on plan assets	91,569	109,778	—	—
Employer contribution	160,340	151,439	—	—
Benefits paid	(75,207)	(57,818)	—	—
Other, includes translation	13,943	(4,646)	—	—
Fair value at September 30	$1,124,565	$933,920	$—	$—

Funded status at September 30:
Unfunded benefit obligation	$(260,102)	$(479,172)	$(255,726)	$(281,197)
Unrecognized net transition obligation	(1,012)	(904)	—	—
Unrecognized prior service cost	6,193	6,154	(12,920)	(19,153)
Unrecognized net actuarial loss	356,968	509,765	77,392	106,811
Prepaid (accrued) benefit cost	$102,047	$35,843	$(191,254)	$(193,539)

Amounts recognized in the Consolidated
Balance Sheets at September 30 are as follows:
Prepaid benefit cost	$148,129	$39,005	$—	$—
Intangible asset	2,345	1,327	—	—
Accrued benefit liability	(67,996)	(148,403)	(191,254)	(193,539)
Accumulated other comprehensive loss before income taxes	19,569	143,914	—	—
Net amount recognized	$102,047	$35,843	$(191,254)	$(193,539)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Foreign pension plan assets at fair value included in the preceding table were $299,047 and $261,841 at September 30, 2006 and 2005, respectively. The foreign pension plan projected benefit obligations were $382,584 and $339,466 at September 30, 2006 and 2005, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $126,545, $100,473 and $41,576, respectively as of September 30, 2006, and $1,149,504, $840,405 and $695,635, respectively as of September 30, 2005.

     The assumptions used in determining pension plan information were as follows:

	2006	2005	2004
Net Cost
Discount rate:
U.S. plans(A)	5.50%	6.00%	6.25%
Foreign plans (average)	4.19	4.95	4.90
Expected return on plan assets:
U.S. plans	8.00	8.00	8.00
Foreign plans (average)	6.02	6.60	6.72
Rate of compensation increase:
U.S. plans(A)	4.25	4.25	4.25
Foreign plans (average)	2.92	2.98	2.92

Benefit Obligation
Discount rate:
U.S. plans(A)	5.95	5.50	6.00
Foreign plans (average)	4.65	4.19	4.95
Rate of compensation increase:
U.S. plans(A)	4.50	4.25	4.25
Foreign plans (average)	3.08	2.92	2.98
(A) Also used to determine other postretirement benefit plan information.

     At September 30, 2006 the assumed healthcare trend rates were 10% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2012. At September 30, 2005, the corresponding assumed healthcare trend rates were 10% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2011. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2006, by $14,259 and the aggregate of the service cost and interest cost components of 2006 annual expense by $885. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated post-retirement benefit obligation as of September 30, 2006, by $12,595 and the aggregate of the 2006 service cost and interest cost by $777.

Expected Funding

The Company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. While the Company will not be required to fund any of its pension plans in 2007, the Company made a discretionary contribution to its U.S. pension plan in October 2006 of $75 million.

     Expected benefit payments are as follows:

		Other
	Pension	Postretirement
	Plans	Benefits
2007	$73,821	$20,488
2008	63,096	21,219
2009	68,765	21,837
2010	72,010	22,470
2011	75,391	22,907
2012 – 2016	452,840	115,931

     Expected receipts of the subsidy under the Medicare Prescription Drug Improvement and Modernization Act of 2003, which are not reflected in the expected other post-retirement benefit payments included in the preceding table, are as follows: 2007, $1,838; 2008, $1,911; 2009, $1,964; 2010, $1,987; 2011, $1,982; 2012-2016, $9,107.

     The Company’s asset allocation for its defined benefit pension plans at September 30 were as follows:

	2006	2005
Equity securities	64.4%	63.0%
Debt securities	33.0	34.1
Other	2.6	2.9
	100.0%	100.0%

Investment Strategy

The Company’s investment objective is to achieve superior returns on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. The Company’s investments include a broad range of equity and fixed income securities. These investments are diversified in terms of domestic and international equity securities, short-term and long-term securities, growth and

Notes to Consolidated Financial Statements Becton, Dickinson and Company

value styles, as well as small and large capitalization stocks. The Company’s target allocation percentages are as follows: equity securities (58% – 69%); fixed-income securities (31% – 39%); and cash (0% – 3%). Equity securities are held for their expected high return and excess return over inflation. Fixed-income securities are held for diversification relative to equities. The plans may also hold cash to meet liquidity requirements. Due to short-term fluctuations in market conditions, allocation percentages may temporarily deviate from these target allocation percentages before a rebalancing occurs. Investment risks and returns are measured and monitored on an on-going basis through annual liability measurements and quarterly investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward.

     The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers historical and expected rates of return for the asset classes in which the plan’s assets are invested, as well as current economic and capital market conditions.

     The Company utilizes a service-based approach in applying SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” for most of its postemployment benefits. This approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions. Postemployment benefit costs were $25,296, $22,680 and $17,295 in 2006, 2005, and 2004, respectively.

Savings Incentive Plan

The Company has a voluntary defined contribution plan (“Savings Incentive Plan”) covering eligible employees in the United States. The Company matches 50% of employees’ contributions, up to a maximum of 3% of each employee’s salary. Beginning on September 1, 2006, the Savings Incentive Plan provides for matching contributions to be allocated in the same proportion as the employees’ contribution elections. Prior to that date, the matching contribution was in Company stock. All contributions in Company stock are held in an Employee Stock Ownership Plan (“ESOP”). See Note 10 for further discussion. The cost of the Savings Incentive Plan was $16,626 in 2006, $6,905 in 2005 and $2,252 in 2004. The Company guarantees employees’ contributions to the fixed income fund of the Savings Incentive Plan, which consists of diversified money market instruments. The amount guaranteed was $141,784 at September 30, 2006.

6 Income Taxes

The provision for income taxes from continuing operations consisted of:

	2006	2005	2004
Current:
Federal	$273,612	$120,172	$91,669
State and local, including Puerto Rico	11,304	4,269	3,362
Foreign	123,709	124,901	106,678
	408,625	249,342	201,709
Deferred:
Domestic	(118,938)	75,948	(4,308)
Foreign	(10,321)	(12,719)	(27,037)
	(129,259)	63,229	(31,345)
	$279,366	$312,571	$170,364

     The components of Income From Continuing Operations Before Income Taxes consisted of:

	2006	2005	2004
Domestic, including Puerto Rico	$397,634	$433,670	$291,973
Foreign	637,323	571,184	460,895
	$1,034,957	$1,004,854	$752,868

     Deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2006 and 2005, net current deferred tax assets of $181,406 and $75,382, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $32,582 and $21,819, respectively, were included in Other. Net current deferred tax liabilities of $2,184 and $1,949, respectively, were included in Current Liabilities– Income taxes. Net non-current deferred tax liabilities of $143,435 and $119,826, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. At September 30, 2006, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $1.0 billion. Determining the tax liability that would arise if these earnings were remitted is not practicable. Deferred taxes are provided for earnings outside the United States when those earnings are not considered indefinitely reinvested.

     In October 2004, the American Jobs Creations Act of 2004 (the “AJCA”) was signed into law. The AJCA creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, the Company revisited its policy of indefinite reinvestment of foreign earnings and made a decision to repatriate approximately $1.3 billion in 2006 pursuant to its approved repatriation plan. The Company recorded a charge of $77,200 in 2005 attributable to the

Notes to Consolidated Financial Statements Becton, Dickinson and Company

planned repatriation of these earnings. During 2006, the Company repatriated approximately $1.3 billion in accordance with its planned repatriation under the AJCA. The actual tax charge associated with this repatriation was $65,768.

     Deferred income taxes at September 30 consisted of:

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	$146,432	$—	$154,085	$—
Property and equipment	—	144,365	—	147,188
Repatriation of foreign
earnings under the AJCA	—	—	—	77,200
Loss and credit carryforwards	111,388	—	78,806	—
Other	199,997	159,853	176,583	137,544
	457,817	304,218	409,474	361,932
Valuation allowance	(85,230)	—	(72,116)	—
	$372,587	$304,218	$337,358	$361,932

     Valuation allowances have been established for capital loss carryforwards, state deferred tax assets, net of federal tax, related to net operating losses and credits and other deferred tax assets for which the Company has determined it is more likely than not that these benefits will not be realized. At September 30, 2006, the Company had deferred state tax assets for net state operating losses and credit carryforwards of $28,091 for which a valuation allowance has been established due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred tax assets before they principally expire between 2007 and 2012. The Company also has federal and state capital loss carryforward deferred tax assets of $51,428 for which a full valuation allowance has been established due to the uncertainty of recognizing the benefit from these losses before they principally expire in 2010.

     A reconciliation of the federal statutory tax rate to the Company’s effective tax rate was as follows:

	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes,
net of federal tax benefit	0.4	0.6	0.3
Effect of foreign and Puerto Rico earnings
and foreign tax credits	(7.8)	(10.3)	(9.9)
Effect of Research, Domestic
Production Activities, Extraterritorial
Income tax benefits	(1.3)	(2.0)	(2.5)
Repatriation of foreign earnings
under the AJCA	(1.1)	7.7	—
Acquired in-process research and
development related to GeneOhm	1.8	—	—
Other, net	—	0.1	(0.3)
	27.0%	31.1%	22.6%

     The approximate dollar and diluted earnings per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2006–$70,000 and $0.27; 2005 – $75,150 and $0.29; and 2004–$55,461 and $0.21. The tax holidays expire at various dates through 2023.

     The Company made income tax payments, net of refunds, of $398,808 in 2006, $183,867 in 2005 and $146,574 in 2004.

7 Supplemental Financial Information

Other Expense, Net

Other expense, net in 2006 total $8,762, which included net write downs of certain investments of $11,046 and foreign exchange losses (inclusive of hedging costs) of $5,142, partially offset by income from license and other agreements of $4,281.

     Other expense, net in 2005 totaled $7,064, which included foreign exchange losses (inclusive of hedging costs) of $3,976 and net write downs of certain investments of $3,519.

     Other expense, net in 2004 totaled $4,792, which included write downs and losses on certain investments of $6,951. These amounts were partially offset by gains on the sale of certain investments of $1,293.

Trade Receivables, Net

Allowances for doubtful accounts and cash discounts netted against trade receivables were $38,256 and $47,609 at September 30, 2006 and 2005, respectively.

Inventories
	2006	2005
Materials	$121,598	$93,963
Work in process	156,957	139,772
Finished products	597,183	542,214
	$875,738	$775,949

Property, Plant and Equipment, Net
	2006	2005
Land	$68,882	$69,029
Buildings	1,361,614	1,214,682
Machinery, equipment and fixtures	3,239,397	2,955,716
Leasehold improvements	73,064	65,702
	4,742,957	4,305,129
Less allowances for depreciation and amortization	2,609,409	2,371,411
	$2,133,548	$1,933,718

Notes to Consolidated Financial Statements Becton, Dickinson and Company

8 Debt

The components of Short-term debt consisted of:

	2006	2005
Loans payable:
Domestic	$200,000	$200,000
Foreign	126,121	6,125
Current portion of long-term debt	101,097	384
	$427,218	$206,509

     Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for Short-term debt were 4.6% and 3.8% at September 30, 2006 and 2005, respectively. The Company has in place a syndicated credit facility totaling $900 million in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in August 2009. Restrictive covenants include a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2006. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $200,000 at September 30, 2006, of which $175,000 was unused.

     Long-Term Debt consisted of:

	2006	2005
Domestic notes due through 2013
(average year-end interest rate:
4.2% – 2006; 3.2% – 2005)	$10,566	$10,194
Foreign notes (average year-end interest rate:
15.0% – 2005)	—	34
6.90% Notes due October 1, 2006	—	99,937
7.15% Notes due October 1, 2009	206,144	210,153
4.55% Notes due April 15, 2013	198,537	198,349
4.90% Notes due April 15, 2018	206,674	207,116
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
	$956,971	$1,060,833

     Long-term debt balances as of September 30, 2006 and 2005 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 9.

     The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2008 to 2011 are as follows: 2008– $1,133; 2009 – $414; 2010 – $206,580; 2011 – $460.

     The Company capitalizes interest costs as a component of the cost of construction in progress. The following is a summary of interest costs:

	2006	2005	2004
Charged to operations	$66,046	$55,673	$44,832
Capitalized	19,955	14,770	12,203
	$86,001	$70,443	$57,035

     Interest paid, net of amounts capitalized, was $62,514 in 2006, $68,527 in 2005 and $40,730 in 2004.

9 Financial Instruments

Foreign Exchange Derivatives

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables, third party product sales, and investments in foreign subsidiaries. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company’s foreign currency risk exposure is in Europe, Asia Pacific, Canada, Japan, and Latin America.

     The Company hedges substantially all of its transactional foreign exchange exposures, primarily intercompany payables and receivables, through the use of forward contracts and currency options with maturities of less than 12 months. Gains or losses on these contracts are largely offset by gains and losses on the underlying hedged items. These foreign exchange contracts do not qualify for hedge accounting.

     In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company’s cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from Accumulated other comprehensive loss to revenues. The Company recorded hedge net gains, exclusive of hedging costs, of $8,242 and net losses, exclusive of hedging costs, of $1,876 and $9,110 to revenues in 2006, 2005 and 2004, respectively. Revenues in 2006, 2005 and 2004 are net of hedging costs of $12,508, $17,286 and

Notes to Consolidated Financial Statements Becton, Dickinson and Company

$15,124, respectively, related to the purchased option contracts. The Company records in Other expense, net, the premium or cost of the forward contracts, which is excluded from the assessment of hedge effectiveness. The net premium was $562 in 2006, the net cost was $236 in 2005, and the net premium was $618 in 2004. All outstanding contracts that were designated as cash flow hedges as of September 30, 2006 will mature by September 30, 2007. At September 30, 2006, and 2005, Accumulated other comprehensive loss included an unrealized loss of $1,522 and an unrealized gain of $872, respectively, net of tax, relating to foreign exchange derivatives that have been designated as cash flow hedges.

     The Company entered into forward exchange contracts to hedge its net investments in certain foreign subsidiaries in fiscal 2005 and 2004. These forward contracts were designated effective as net investment hedges. The Company recorded losses of $2,390 and $3,690 in 2005 and 2004, respectively, to foreign currency translation adjustments in other comprehensive income (loss) for the change in the fair value of the contracts.

Interest Rate Derivatives

The Company’s policy is to manage interest cost using a mix of fixed and floating rate debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by amounts recorded in other comprehensive income (loss). There was no ineffective portion to the hedges recognized in earnings during the period. If interest rate derivatives designated as cash flow hedges mature or are terminated, then the balance in other comprehensive income (loss) attributable to those derivatives is reclassified into earnings over the remaining life of the hedged debt.The amount that will be reclassified and recorded in Interest expense, net within the next 12 months is $1,756.

     At September 30, 2006 and 2005, Accumulated other comprehensive loss included an unrealized loss of $12,273 and $13,360, respectively, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Equity securities, where a readily determinable market value exists, are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive income (loss), net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized.

     The fair value of forward exchange contracts and currency options were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company’s financial instruments at September 30 were as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Assets:
Currency options (A)	$12,471	$12,471	$16,172	$16,172
Forward exchange contracts (A)	3,156	3,156	—	—
Interest rate swaps (A)	6,144	6,144	10,154	10,154
Equity securities (B)	25,436	25,436	24,918	24,918
Liabilities:
Forward exchange contracts (C)	2,878	2,878	5,558	5,558
Long-term debt	956,971	976,404	1,060,833	1,113,311
(A) Included in Prepaid expenses, deferred taxes and other.

(B) Included in Other non-current assets and primarily represents equity securities in TriPath Imaging, Inc.

(C) Included in Accrued Expenses.

Concentration of Credit Risk

Substantially all of the Company’s trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company’s customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counter-party to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

10 Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	ESOP	Common
	Preferred	Stock	Capital in		Unearned
	Stock	Issued at	Excess of	Retained	ESOP	Deferred	Treasury Stock
	Issued	Par Value	Par Value	Earnings	Compensation	Compensation	Shares	Amount
Balance at September 30, 2003	$34,448	$332,662	$257,178	$3,950,592	$(3,693)	$8,974	(81,528,882)	$(1,439,934)
Net income				467,402
Cash dividends:
Common ($.60 per share)				(151,093)
Preferred, net of tax benefits				(2,123)
Common stock issued for:
Employee stock plans, net			156,478				7,408,051	71,725
Business acquisitions			149				3,545	35
Common stock held in trusts, net						1,248	(17,376)	(1,248)
Reduction in unearned ESOP
compensation for the year					3,693
Repurchase of common stock							(9,551,286)	(449,930)
Adjustment for redemption provisions	(3,306)		710				358,653	2,596
Balance at September 30, 2004	$31,142	$332,662	$414,515	$4,264,778	$—	$10,222	(83,327,295)	$(1,816,756)
Net income				722,263
Cash dividends:
Common ($.72 per share)				(181,189)
Common stock issued for:
Employee stock plans, net			124,220				4,638,097	44,839
Business acquisitions			206				4,565	45
Share-based compensation			70,199
Common stock held in trusts, net						58	40,472	(58)
Repurchase of common stock							(9,711,800)	(549,999)
Conversion of ESOP preferred stock	(31,142)		6,706				3,378,028	24,436
Balance at September 30, 2005	$ —	$332,662	$615,846	$4,805,852	$—	$10,280	(84,977,933)	$(2,297,493)
Net income				752,280
Cash dividends:
Common ($.86 per share)				(212,435)
Common stock issued for:
Employee stock plans, net			148,342				5,066,384	49,057
Business acquisitions			734				15,864	156
Share-based compensation			108,613
Common stock held in trusts, net						854	(17,275)	(854)
Repurchase of common stock							(7,281,100)	(448,882)
Balance at September 30, 2006	$ —	$332,662	$873,535	$5,345,697	$—	$11,134	(87,194,060)	$(2,698,016)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Common stock held in trusts represents rabbi trusts in connection with deferred compensation under the Company’s employee salary and bonus deferral plan and directors’ deferral plan.

Employee Stock Ownership Plan

The Company maintains an ESOP as part of its Savings Incentive Plan. The ESOP was initially established to satisfy all or part of the Company’s matching obligation. At inception, the ESOP purchased from the Company an issue of ESOP convertible preferred stock, which was subsequently allocated to plan participants. In December 2004, the remaining unallocated shares were converted to BD common stock and were fully utilized by April 2005. The Company’s matching obligation continues to be funded through the ESOP, which is used to purchase BD common stock at prevailing market prices. See Note 5 for further discussion.

11 Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive loss

were as follows:

	2006	2005
Foreign currency translation adjustments	$(13,017)	$(90,413)
Minimum pension liability adjustment	(12,059)	(89,145)
Unrealized gains on investments	10,063	8,851
Unrealized losses on cash flow hedges	(13,795)	(12,488)
	$(28,808)	$(183,195)

     The income tax provision (benefit) recorded in fiscal years 2006 and 2005 for the unrealized gains on investments were $743 and $(631), respectively. The income tax benefit recorded in fiscal years 2006 and 2005 for cash flow hedges were $800 and $426, respectively. The income tax provision recorded in fiscal years 2006 and 2005 for the minimum pension liability adjustment were $47,259 and $2,139, respectively. Income taxes are generally not provided for translation adjustments.

     The unrealized losses on cash flow hedges included in other comprehensive income (loss) for 2006 and 2005 are net of reclassification adjustments of $2,645 and $11,880, net of tax, respectively, for realized net hedge losses recorded to revenues. These amounts had been included in Accumulated other comprehensive loss in prior periods. The tax benefits associated with these reclassification adjustments in 2006 and 2005 were $1,621 and $7,282, respectively.

12 Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $63,400 in 2006, $59,000 in 2005, and $59,200 in 2004. Future minimum rental commitments on noncancelable leases are as follows: 2007 – $48,100; 2008 – $34,800; 2009 – $24,200; 2010 – $16,500; 2011 – $11,400 and an aggregate of $10,600 thereafter.

     As of September 30, 2006, the Company has certain future purchase commitments aggregating to approximately $299,600, which will be expended over the next several years.

Contingencies

The Company is named as a defendant in five purported class action suits brought on behalf of direct purchasers of the Company’s products, such as distributors, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Louisiana Wholesale Drug Company, Inc., et. al. vs. Becton Dickinson and Company (Civil Action No. 05-1602, U.S. District Court, Newark, New Jersey), filed on March 25, 2005; SAJ Distributors, Inc. et. al. vs. Becton Dickinson & Co. (Case 2:05-CV-04763-JD, United States District Court, Eastern District of Pennsylvania), filed on September 6, 2005; Dik Drug Company, et. al. vs. Becton, Dickinson and Company (Case No. 2:05-CV-04465, U.S. District Court, Newark, New Jersey), filed on September 12, 2005; American Sales Company, Inc. et. al. vs. Becton, Dickinson & Co. (Case No. 2:05-CV-05212-CRM, U.S. District Court, Eastern District of Pennsylvania), filed on October 3, 2005; and Park Surgical Co. Inc. et. al. vs. Becton, Dickinson and Company (Case 2:05-CV-05678-CMR, United States District Court, Eastern District of Pennsylvania), filed on October 26, 2005.

     The actions brought by Louisiana Wholesale Drug Company and Dik Drug Company in New Jersey have been consolidated under the caption “In re Hypodermic Products Antitrust Litigation.”

     The Company is also named as a defendant in three purported class action suits brought on behalf of indirect purchasers of the Company’s products, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Jabo’s Pharmacy, Inc., et. al. v. Becton Dickinson & Company (Case No. 2:05-CV-00162, United States District Court, Greenville, Tennessee) filed on June 7, 2005; Drug Mart Tallman, Inc., et al v. Becton Dickinson and

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Company, (Case No. 2:06-CV-00174, U.S. District Court, Newark, New Jersey), filed on January 17, 2006; and Medstar v. Becton Dickinson (Case No. 06-CV-03258-JLL (RJH), U.S. District Court, Newark, New Jersey), filed on May 18, 2006.

     The plaintiffs in each of the antitrust class action lawsuits seek monetary damages. All of the antitrust class action lawsuits have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in federal court in New Jersey.

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

     On June 6, 2006, UltiMed, Inc., a Minnesota company, filed suit against the Company in the United States District Court in Minneapolis, Minnesota (UltiMed, Inc. v. Becton, Dickinson and Company (06CV2266)). The plaintiff alleges, among other things, that the Company excluded the plaintiff from the market for home use insulin syringes by entering into anticompetitive contracts in violation of federal and state antitrust laws. The plaintiff seeks money damages and injunctive relief.

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

  In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), On September 21, 2006, the Ohio Court of Appeals reversed the trial court’s grant of class certification. The matter has been remanded to the trial court for a determination of whether the class can be redefined.
  In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et al. (Case No. CJ-98-685,Sequoyah County District Court), filed on October 27, 1998,and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et al. (Case No. 98-CP-40-4343,Richland County Court of Common Pleas), filed on November 25, 1998.

     The Company continues to oppose class action certification in these cases, including pursuing all appropriate rights of appeal.

     The Company, along with a number of other manufacturers, was named as a defendant in approximately 524 product liability lawsuits in various state and Federal courts related to natural rubber latex gloves which the Company ceased manufacturing in 1995. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 465 of these cases have been closed with no liability to the Company, and 46 cases have been settled for an aggregate de minimis amount.

     On August 8, 2005, the Company received a subpoena issued by the Attorney General of the State of Connecticut, which seeks documents and information relating to the Company’s participation as a member of Healthcare Research & Development Institute, LLC (“HRDI”), a healthcare trade organization. The subpoena indicates that it was issued as part of an investigation into possible violations of the antitrust laws. On August 21, 2006, the Company received a subpoena issued by the Attorney General of the State of Illinois which seeks documents and information relating to the Company’s participation as a member of HRDI. The subpoena indicates that it was issued as part of an investigation into possible violations of the Illinois Consumer Fraud and Deceptive Business Practices Act, Charitable Trust Act, and Solicitation for Charity Act. An independent member of the Company’s board of directors, Gary Mecklenburg, also served as a member and the non-executive chairman of HRDI until November 5, 2006. The Company believes that its participation in HRDI complies fully with the law and intends to cooperate fully in responding to these subpoenas.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

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

     Given the uncertain nature of litigation generally, the Company is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which the Company is a party. In accordance with U.S. generally accepted accounting principles, the Company establishes accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). In view of the uncertainties discussed above, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company’s consolidated results of operations and consolidated net cash flows in the period or periods in which they are recorded or paid.

13 Share-Based Compensation

The Company grants share-based awards under the 2004 Plan, which provides for long-term incentive compensation to employees and directors consisting of: stock appreciation rights (“SARs”), stock options, performance-based restricted stock units, time-vested restricted stock units and other stock awards. The Company believes such awards align the interest of its employees and directors with those of its shareholders. Prior to the adoption of the 2004 Plan, the Company had employee and director stock option plans, which were terminated with respect to future grants effective upon shareholder approval of the 2004 Plan in February 2004. In 2006, 2005 and 2004, the compensation expense for these plans charged to income was $108,613, $70,199 and $2,466, respectively, and the associated income tax benefit recognized was $35,155, $19,941 and $937, respectively.

Stock Appreciation Rights

Beginning with the annual share-based grant in November 2005, the Company granted SARs and discontinued the issuance of stock options. SARs represent the right to receive, upon exercise, shares of common stock having a value equal to the difference between the market price of common stock on the date of exercise and the exercise price on the date of grant. SARs vest over a four-year period and have a ten-year term, similar to the previously granted stock options. The fair value was estimated on the date of grant using a lattice-based binomial option valuation model that uses the following weighted-average assumptions: risk-free interest rate of 4.48%; expected volatility of 28%; expected dividend yield of 1.46% and expected life of 6.5 years. Expected volatility is based upon historical volatility for the Company’s common stock and other factors. The expected term of SARs granted is derived from the output of the model, using assumed exercise rates based on historical exercise and termination patterns, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date. The weighted average grant date fair value of SARs granted during 2006 was $18.43.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     A summary of SARs outstanding as of September 30, 2006, and changes during the year then ended is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	SARs	Price	Term (Years)	Value
Balance at October 1	—	$—
Granted	1,737,863	59.16
Exercised	(188)	59.16
Forfeited, canceled
or expired	(53,134)	59.16
Balance at
September 30	1,684,541	$59.16	9.14	$19,397
Vested and expected to
vest at September 30	1,517,533	$59.16	9.14	$17,474
Exercisable at
September 30	14,459	$59.16	9.14	$166

Stock options

All stock option grants are for a ten-year term. Stock options issued after November 2001 vest over a four-year period. Stock options issued prior to November 2001 vested over a three-year period. Stock options granted in 2005 were valued based on the grant date fair value of those awards, using a lattice-based binomial option valuation model that used the following weighted-average assumptions: risk-free interest rate of 3.93%; expected volatility of 29%; expected dividend yield of 1.28% and expected life of 6.5 years.

     The weighted average grant date fair value of stock options granted during the years 2005 and 2004 was $17.16 and $13.25, respectively. Stock options granted in 2004 were valued based on the grant date fair value of those awards, using the Black-Scholes option pricing model. See Note 2 for further discussion.

     A summary of stock options outstanding as of September 30, 2006, and changes during the year then ended is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Stock	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value
Balance at October 1	23,727,924	$33.68
Granted	—	—
Exercised	(5,060,992)	29.21
Forfeited, canceled
or expired	(412,942)	34.69
Balance at
September 30	18,253,990	$34.90	5.31	$652,923
Vested and expected to
vest at September 30	17,825,685	$34.75	5.26	$640,329
Exercisable at
September 30	13,970,936	$32.95	4.72	$527,027

     Cash received from the exercising of stock options in 2006, 2005 and 2004 was $147,831, $123,613 and $173,883, respectively. The actual tax benefit realized for tax deductions from stock option exercises totaled $48,751, $44,958 and $52,131, respectively. The total intrinsic value of stock options exercised during the years 2006, 2005 and 2004 was $168,752, $134,342 and $157,293, respectively.

Performance-Based Restricted Stock Units

Performance-based restricted stock units cliff vest three years after the date of grant, and are tied to the Company’s performance against pre-established targets, including its compound growth rate of consolidated revenues and average return on invested capital, over a three-year performance period. Under the Company’s long-term incentive program, the actual payout under these awards may vary from zero to 250% of an employee’s target payout, based on the Company’s actual performance over the three-year performance period. The fair value is based on the market price of the Company’s stock on the date of grant. Compensation cost initially recognized assumes that the target payout level will be achieved and is adjusted for subsequent changes in the expected outcome of performance-related conditions.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     A summary of performance-based restricted stock units outstanding as of September 30, 2006, and changes during the year then ended is as follows:

		Weighted
		Average
	Stock	Conversion
	Units	Price
Balance at October 1	1,750,660	$51.16
Granted	1,368,368	59.16
Converted	(1,500)	55.18
Forfeited or canceled	(104,415)	56.04
Balance at September 30(A)	3,013,113	$54.62
Expected to vest at September 30(B)	1,709,621	$53.87
(A) Based on 250% of the target payout.

(B) Net of expected forfeited units and units in excess of the expected performance payout of
264,514 and 1,038,978, respectively.

     The weighted average grant date fair value of performance-based restricted stock units granted during the years 2005 and 2004 was $54.41 and $38.93, respectively. At September 30, 2006, the weighted average remaining contractual term of performance-based restricted stock units is 1.47 years.

Time-Vested Restricted Stock Units

Time-vested restricted stock units generally cliff vest three years after the date of grant, except for certain key executives of the Company, including the executive officers, for which such units generally vest one year following the employee’s retirement. The related share-based compensation expense is recorded over the requisite service period, which is the vesting period or in the case of certain key executives is based on retirement eligibility. The fair value of all time-vested restricted stock units is based on the market value of the Company’s stock on the date of grant.

     A summary of time-vested restricted stock units outstanding as of September 30, 2006, and changes during the year then ended is as follows:

		Weighted
		Average
	Stock	Conversion
	Units	Price
Balance at October 1	630,057	$52.54
Granted	599,152	59.62
Converted	(8,330)	56.13
Forfeited or canceled	(54,161)	56.91
Balance at September 30	1,166,718	$55.95
Expected to vest at September 30	1,050,046	$55.95

     The weighted average grant date fair value of time-vested restricted stock units granted during the years 2005 and 2004 was $54.48 and $38.78, respectively. At September 30, 2006, the weighted average remaining contractual term of the time-vested restricted stock units is 2.55 years.

     The amount of unrecognized compensation expense for all non-vested share-based awards as of September 30, 2006, is approximately $120.7 million, which is expected to be recognized over a weighted-average remaining life of approximately 1.9 years. At September 30, 2006, 3,308,995 shares were authorized for future grants under the 2004 Plan.

     The Company has a policy of satisfying share-based payments through either open market purchases or shares held in treasury. At September 30, 2006, the Company estimates that it has sufficient shares held in treasury to satisfy these payments in 2007.

Other Stock Plans

The Company has a Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan. At September 30, 2006 and 2005, awards for 270,762 and 283,003 shares, respectively were outstanding.

     The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance 300,000 shares of the Company’s common stock. No restricted shares were issued in 2006.

     The Company has a Directors’ Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2006, 119,701 shares were held in trust, of which 9,979 shares represented Directors’ compensation in 2006, in accordance with the provisions of the plan. Under this plan, which is unfunded, directors have an unsecured contractual commitment from the Company.

     The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2006, 192,647 shares were issuable under this plan.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

14 Earnings per Share

For the years ended September 30, 2006, 2005 and 2004, the computations of basic and diluted earnings per share (shares in thousands) were as follows:

	2006	2005	2004
Income from continuing operations	$755,591	$692,283	$582,504
Preferred stock dividends	—	(367)	(2,115)
Income from continuing operations
available to common shareholders (A)	755,591	691,916	580,389
Preferred stock dividends – using
“if converted” method	—	367	2,115
Additional ESOP contribution – using
“if converted” method	—	—	(52)
Income from continuing operations
available to common shareholders
after assumed conversions (B)	$755,591	$692,283	$582,452
Average common shares outstanding (C)	247,067	251,429	252,011
Dilutive stock equivalents from stock plans	9,487	8,671	7,948
Shares issuable upon conversion
of preferred stock	—	612	3,378
Average common and common equivalent
shares outstanding – assuming dilution (D)	256,554	260,712	263,337
Basic earnings per share – income from
continuing operations	$3.06	$2.75	$2.30
(A divided by C)
Diluted earnings per share – income from
continuing operations	$2.95	$2.66	$2.21
(B divided by D)

15 Segment Data

The Company’s organizational structure is based upon its three principal business segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”).

     The major product lines in the Medical segment include needles, syringes and intravenous catheters, including safety-engineered devices, for medication delivery; syringes and pen needles for the self-injection of insulin and other drugs used in the treatment of diabetes; prefillable drug delivery devices provided to pharmaceutical companies and sold to end-users as drug/device combinations; surgical blades and regional anesthesia needles; critical care monitoring devices; ophthalmic surgical instruments; sharps disposal containers; and home healthcare products. The major products and services in the Diagnostics segment are integrated systems for specimen collection; an extensive line of safety-engineered specimen blood collection products and systems; plated media; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and healthcare-associated infections; microorganism identification and drug susceptibility systems; and rapid diagnostic assays. The major product lines in the Biosciences segment include fluorescence activated cell sorters and analyzers; cell imaging systems; monoclonal antibodies and kits; reagent systems for life sciences research; tools to aid in drug discovery and growth of tissue and cells; and diagnostic assays.

     The Company evaluates performance of its business segments based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses.

     Distribution of products is primarily through distributors, as well as directly to hospitals, laboratories and other end-users. Sales to a distributor which supplies the Company’s products to many end users accounted for approximately 11% of revenues in 2006, 2005 and 2004, respectively and included products from the Medical and Diagnostics segments. No other customer accounted for 10% or more of revenues in each of the three years presented.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Revenues (A)	2006		2005		2004
Medical	$3,203,456		$2,958,088		$2,680,165
Diagnostics	1,754,866		1,657,064		1,531,639
Biosciences	876,505		799,529		722,941
	$5,834,827		$5,414,681		$4,934,745

Segment Operating Income
Medical	$767,672	(B)	$710,551		$566,582	(D)
Diagnostics	399,212	(C)	413,908		359,370
Biosciences	213,068		175,339		155,888
Total Segment Operating Income	1,379,952		1,299,798		1,081,840
Unallocated Expenses(E)	(344,995	)(F)	(294,944	)(F)	(328,972	)(G)
Income From Continuing Operations
Before Income Taxes	$1,034,957		$1,004,854		$752,868

Segment Assets
Medical	$2,835,613		$2,656,320		$2,703,643
Diagnostics	1,485,959		1,245,769		1,217,620
Biosciences	727,634		678,286		706,728
Total Segment Assets	5,049,206		4,580,375		4,627,991
Corporate and All Other (H)	1,775,319		1,552,418		1,060,894
Discontinued Operations	—		—		63,694
	$6,824,525		$6,132,793		$5,752,579

Capital Expenditures
Medical	$270,910		$184,525		$158,728
Diagnostics	104,815		99,742		79,782
Biosciences	38,952		22,218		16,560
Corporate and All Other	44,631		11,143		10,648
	$459,308		$317,628		$265,718

Depreciation and Amortization
Medical	$212,807		$202,825		$187,254
Diagnostics	116,072		102,882		97,731
Biosciences	63,383		64,599		55,878
Corporate and All Other	12,833		17,190		16,361
	$405,095		$387,496		$357,224

(A)	Intersegment revenues are not material.

(B)	Includes the $63,414 charge related to BGM exit costs, as discussed in Note 3.

(C)	Includes the in-process research and development charge related to the GeneOhm acquisition, as discussed in Note 3.

(D)	Includes the $45,024 charge related to BGM products as discussed in Note 16.

(E)	Includes interest, net; foreign exchange; and corporate expenses.

(F)	Includes share-based compensation expense, as discussed in Note 2.

(G)	Includes the litigation settlement of $100,000 as discussed in Note 16.

(H)	Includes cash and investments and corporate assets.

Revenues by Organizational Units	2006	2005	2004
BD Medical
Medical Surgical Systems	$1,748,743	$1,661,150	$1,540,723
Diabetes Care	753,343	674,020	586,190
Pharmaceutical Systems	639,694	563,271	497,421
Ophthalmic Systems	61,676	59,647	55,831
	$3,203,456	$2,958,088	$2,680,165
BD Diagnostic
Preanalytical Systems	$927,759	$854,831	$787,996
Diagnostic Systems	827,107	802,233	743,643
	$1,754,866	$1,657,064	$1,531,639
BD Biosciences
Immunocytometry Systems	$502,847	$452,383	$397,151
Pharmingen	157,349	140,585	135,650
Discovery Labware	216,309	206,561	190,140
	$876,505	$799,529	$722,941
	$5,834,827	$5,414,681	$4,934,745

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico), Europe, and Other, which is composed of Canada, Latin America, Japan and Asia Pacific.

     Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.

	2006	2005	2004
Revenues
United States	$2,828,023	$2,590,951	$2,435,889
Europe	1,764,600	1,671,112	1,482,793
Other	1,242,204	1,152,618	1,016,063
	$5,834,827	$5,414,681	$4,934,745

Long-Lived Assets
United States	$1,934,994	$1,687,808	$1,687,276
Europe	893,495	823,694	805,179
Other	540,925	424,165	398,453
Corporate	269,858	221,812	220,337
	$3,639,272	$3,157,479	$3,111,245

Notes to Consolidated Financial Statements Becton, Dickinson and Company

16Litigation Settlement and Other Charges

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

Blood Glucose Monitoring Charges

The Company recorded a pre-tax charge of $45,024 to Cost of products sold in its results of operations during 2004 related to its blood glucose monitoring products, which included a reserve of $6,473 in connection with the voluntary product recall of certain lots of BGM test strips and the write-off of $29,803 of certain test strip inventories. Based upon internal testing, it was determined that certain BGM test strip lots, produced by the Company’s manufacturing partner, were not performing within the Company’s specifications. As a result, the Company decided to recall the affected lots and dispose of the non-conforming product in inventory. In addition, the charge reflected the Company’s decision to focus its sales and marketing efforts on the BD Logic and Paradigm Link® blood glucose meters in the United States, and to discontinue support of the BD Latitude system product offering in the United States, resulting in a write-off of $8,748 of related blood glucose meters and fixed assets. The accrual for product to be returned related to this product recall has been fully utilized.

Becton, Dickinson and Company

Quarterly Data (unaudited)
Thousands of dollars, except per share amounts

	2006
	1st	2nd		3rd	4th	(C)	Year	(C)
Revenues	$1,414,061	$1,449,317		$1,483,698	$1,487,751		$5,834,827
Gross Profit	738,320	738,682		750,755	720,217		2,947,974
Income from Continuing Operations	217,860	156,238	(B)	206,373	175,120		755,591	(B)
Earnings per Share:
Income from Continuing Operations	.88	.63		.84	.71		3.06
Loss from Discontinued Operations	—	(.01)		—	—		(.01)
Basic Earnings per Share(A)	.88	.62		.84	.71		3.04

Income from Continuing Operations	.85	.60		.81	.69		2.95
Loss from Discontinued Operations	—	(.01)		—	—		(.01)
Diluted Earnings per Share(A)	.85	.60		.81	.68		2.93

	2005
	1st	2nd		3rd	4th		Year
Revenues	$1,288,369	$1,365,530		$1,381,306	$1,379,476		$5,414,681
Gross Profit	653,868	687,512		694,542	716,730		2,752,652
Income from Continuing Operations	194,398	186,509		189,801	121,575		692,283	(D)
Earnings per Share:
Income from Continuing Operations	.77	.74		.75	.49		2.75
Income from Discontinued Operations	—	.01		—	.11		.12
Basic Earnings per Share(A)	.78	.74		.75	.60		2.87

Income from Continuing Operations(A)	.74	.71		.73	.47		2.66
Income from Discontinued Operations(A)	—	.01		—	.11		.11
Diluted Earnings per Share(A)	.75	.72		.73	.58		2.77
(A)	Total per share amounts may not add due to rounding.

(B)	Includes the in-process research and development charge related to the GeneOhm acquisition, as discussed in Note 3.

(C)	Includes the impact of the BGM exit costs, as discussed in Note 3.

(D)	Includes the tax charge of $77,200 in the fourth quarter related to the planned repatriation of foreign earnings in 2006 under the American Jobs Creation Act of 2004, as discussed in Note 6.

Corporate Information
Becton, Dickinson and Company

Annual Meeting
1:00 p.m.
Tuesday, January 30, 2007
Hilton Short Hills
41 John F. Kennedy Parkway
Short Hills, NJ 07078

This annual report is not a solicitation of proxies.

Direct Stock Purchase Plan

The Direct Stock Purchase Plan established through Computershare Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Plan documentation and additional information may be obtained by calling Computershare Trust Company, N.A., at 1-866-238-5345, or by accessing the “Buy Shares” feature located within the Investor Centre of Computershare’s website at www.computershare.com.

NYSE Symbol
BDX

On March 1, 2006, Edward J. Ludwig, Chairman, President and Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by BD of NYSE Corporate Governance listing standards.

The certifications of Mr. Ludwig and John R. Considine, Senior Executive Vice President and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of BD’s public disclosure, have been filed as exhibits to the Company’s 2006 Annual Report on Form 10-K.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-877-498-8861
International: 781-575-2726
Internet: www.computershare.com

Common Stock Prices and Dividends (per common share)
By Quarter	2006
	High	Low	Dividends
First	$60.72	$50.07	$0.215
Second	65.76	58.97	0.215
Third	65.28	58.31	0.215
Fourth	70.67	58.84	0.215

By Quarter	2005
	High	Low	Dividends
First	$57.83	$49.52	$0.180
Second	59.98	53.90	0.180
Third	59.65	51.27	0.180
Fourth	55.65	51.30	0.180

Shareholder Information

At November 15, 2006, there were approximately 9,102 shareholders of record. BD’s Statement of Corporate Governance Principles, BD’s Business Conduct and Compliance Guide, the charters of BD’s Committees of the Board of Directors, BD’s reports and statements filed with or furnished to the Securities and Exchange Commission and other information, are posted on BD’s website at www.bd.com/investors/. Shareholders may receive, without charge, printed copies of these documents, including BD’s 2006 Annual Report on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Phone: 212-773-3000
Internet: www.ey.com

The trademarks and service marks indicated by italics are the property of Becton, Dickinson and Company, its subsidiaries or related companies. Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures. ©2006 BD

SpongeBob, SpongeBob SquarePants and all related titles, logos and characters are trademarks of Viacom International Inc.

Interlink is a registered trademark of Baxter International Inc.

Reconciliations to adjusted amounts (in millions)	2006	2005
Revenues	$5,835	$5,415
BGM exit costs	5	—
Revenues – adjusted	$5,840	$5,415
Gross profit	$2,948	$2,753
BGM exit costs	51	—
Gross profit –adjusted	$2,999	$2,753
as a % of adjusted revenues	51.4%	50.8%
Research and development (R&D) expense	$360	$272
Acquired in-process R&D –GeneOhm	(53)	—
R&D expense –adjusted	$307	$272
% change from 2005	13%
Operating income	$1,050	$1,031
Insurance settlement	(17)	—
Acquired in-process R&D –GeneOhm	53	—
BGM exit costs	63	—
Operating income – adjusted	$1,150	$1,031
% change from 2005	12%
as a % of adjusted revenues	19.7%	19.0%
Amounts may not add due to rounding.