Form 10-K, Exhibit 13
period 2007-09-30
BECTON DICKINSON & CO
filed 2007-11-23
CIK 10795

Exhibit 13

Financials	Becton, Dickinson and Company

Summary	Becton, Dickinson and Company

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per share amounts

	2007	2006	2005	2004

Operations

Revenues	$6,359.7	$5,738.0	$5,340.8	$4,893.9

Research and Development Expense	360.1	301.9	267.7	230.8

Operating Income	1,203.2	1,141.4	1,063.8	878.2

Interest Expense, Net	.2	6.8	19.3	29.6

Income From Continuing Operations

Before Income Taxes	1,203.9	1,125.9	1,037.5	843.8

Income Tax Provision	347.8	310.8	325.0	204.9

Net Income	890.0	752.3	722.3	467.4

Basic Earnings per Share	3.63	3.04	2.87	1.85

Diluted Earnings per Share	3.49	2.93	2.77	1.77

Dividends per Common Share	.98	.86	.72	.60

Financial Position

Current Assets	$3,130.6	$3,185.3	$2,975.3	$2,641.3

Current Liabilities	1,478.8	1,576.3	1,299.4	1,050.1

Property, Plant and Equipment, Net	2,497.3	2,133.5	1,933.7	1,881.0

Total Assets	7,329.4	6,824.5	6,132.8	5,752.6

Long-Term Debt	955.7	957.0	1,060.8	1,171.5

Shareholders' Equity	4,362.0	3,836.2	3,284.0	3,067.9

Book Value per Common Share	17.89	15.63	13.26	12.30

Financial Relationships

Gross Profit Margin	51.7%	51.3%	50.9%	50.5
%

Return on Revenues(E)	13.5%	14.2%	13.3%	13.1
%

Return on Total Assets(B)(E)	17.7%	18.4%	18.4%	15.7
%

Return on Equity(E)	20.9%	22.9%	22.4%	21.4
%

Debt to Capitalization(D)(E)	20.9%	25.8%	27.1%	28.1
%

Additional Data

Number of Employees	28,000	27,000	25,600	25,000

Number of Shareholders	8,896	9,147	9,442	9,654

Average Common and Common

Equivalent Shares Outstanding–

Assuming Dilution (millions)	254.8	256.6	260.7	263.3

Depreciation and Amortization	$441.3	$402.3	$382.7	$351.1

Capital Expenditures	556.4	457.1	315.8	260.5

(A)	Includes cumulative effect of accounting change of $36.8 million ($.14 per basic and diluted share).
(B)	Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.
(C)	Excludes the cumulative effect of accounting changes.
(D)	Total debt as a percent of the sum of total debt, shareholders' equity and net non-current deferred income tax liabilities.
(E)	Excludes discontinued operations in 1999 to 2007.

Becton, Dickinson and Company

2003	2002	2001		2000	1999	1998

$4,449.1	$3,960.4	$3,667.6		$3,544.7	$3,412.6	$3,116.9
218.5	201.1	193.8		207.8	203.9	187.9
800.8	689.1	645.9		507.4	477.3	405.4
36.5	33.2	55.3		74.2	72.0	56.3

761.6	642.1	548.6	(A)	512.7	404.8	340.9
182.1	153.7	139.3		122.0	96.9	104.3
547.1	480.0	401.7	(A)	392.9	275.7	236.6
2.14	1.85	1.55	(A)	1.54	1.09	.95
2.07	1.79	1.49	(A)	1.49	1.04	.90
.40	.39	.38		.37	.34	.29

$2,503.5	$2,091.4	$1,930.1		$1,847.6	$1,843.0	$1,542.8
1,059.4	1,271.5	1,285.4		1,382.4	1,358.6	1,091.9
1,831.8	1,750.4	1,701.3		1,565.5	1,423.9	1,302.7
5,572.3	5,029.0	4,790.8		4,505.1	4,437.0	3,846.0
1,184.0	803.0	782.8		778.5	954.0	765.2
2,897.0	2,480.9	2,321.7		1,956.0	1,768.7	1,613.8
11.54	9.71	8.96		7.72	7.05	6.51

48.9%	48.3%	48.7%		48.6%	49.9%	50.6%
13.0%	12.3%	12.2	%(C)	11.0%	9.0%	7.6%
15.2%	13.9%	13.9%		13.4%	11.6%	11.7%
21.6%	20.3%	20.7	%(C)	21.0%	18.2%	15.8%
30.5%	32.7%	34.0%		41.7%	47.6%	41.4%

24,800	25,200	24,800		25,000	24,000	21,700
9,868	10,050	10,329		10,822	11,433	9,784

263.6	268.2	268.8		263.2	264.6	262.1
$332.8	$294.7	$292.0		$273.7	$257.8	$228.7
253.0	253.5	364.1		371.0	311.4	181.4

Financial Review	Becton, Dickinson and Company

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

     The results of our strategies are reflected in our fiscal 2007 financial and operational performance. Worldwide revenues in 2007 of $6.4 billion increased 11% from the prior year and reflected volume increases of approximately 8%, an estimated increase due to favorable foreign currency translation of 3%, and price increases of less than 1%. U.S. revenues increased 11% to $3.0 billion. International revenues increased 11% to $3.3 billion with an estimated 5 percentage points of such growth coming from the favorable impact from foreign currency. For a discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we attempt to mitigate such impact, see “Financial Instrument Market Risk” below.

     Consistent with our strategy to provide products that deliver greater benefits to healthcare workers, and recognizing the issues surrounding sharps-related injuries, BD has developed a wide array of safety-engineered devices that are designed to reduce the incidence of needlestick injuries and exposure to bloodborne pathogens. These products are offered through our Medical and Diagnostics segments. Sales in the United States of safety-engineered devices grew 7% to $982 million in 2007, from $917 million in 2006. International sales of safety-engineered devices grew 26% to $409 million in 2007 from $324 million in 2006. In 2008, we expect sales of safety-engineered devices to increase about 8% in the United States and 20% internationally.

     Income from Continuing Operations was $856 million, or $3.36 per diluted share, in 2007 as compared with $815 million, or $3.18 per diluted share, in 2006. Comparisons of Income from Continuing Operations between 2007 and 2006 are affected by the following significant items that are reflected in our financial results:

2007

  In December 2006, we acquired TriPath Imaging, Inc. (“TriPath”). TriPath develops, manufactures, markets and sells innovative solutions to improve the clinical management of cancer, including detection, diagnosis, staging and treatment. In connection with the acquisition, we incurred a pre-tax non-cash charge of $115 million, or $.45 per diluted share, for acquired in-process research and development.

  In December 2006, we sold the blood glucose monitoring (“BGM”) product line. Following the sale, prior period Consolidated Statements of Income and Cash Flows were restated to separately present the results of the BGM product line as discontinued operations.

2006

  In February 2006, we acquired GeneOhm Sciences, Inc. (“GeneOhm”). In connection with the acquisition, we incurred a pre-tax non-cash charge of $53 million, or $.21 per diluted share, for acquired in-process research and development.

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

Financial Review  Becton, Dickinson and Company

We believe several important factors relating to our business tend to reduce the impact on BD of any potential economic or political events in countries in which we do business, including the effects of possible healthcare system reforms. For example, since many of our products are used in essential medical care, demand for such products tends not to be significantly affected by economic fluctuations. Other factors include the international nature of our business and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products.

     In 2007, general inflation did not have a material impact on our overall operations. However, it is possible that general inflation rates will rise in 2008 and beyond, and could have a greater impact on worldwide economies and, consequently, on BD. BD purchases supplies of resins, which are oil-based components used in the manufacture of certain products. During 2007, we incurred slightly higher resin purchase costs than the prior year, primarily due to increases in world oil prices during the late summer 2006. Such increases did not have a significant impact on our 2007 operating results. Any significant increases in resin purchase costs could impact future operating results.

     Our anticipated revenue growth over the next three years is expected to come from the following:

  Business growth and expansion among all segments; and

  Development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers.

Results of Continuing Operations

Medical Segment

Medical revenues in 2007 of $3.4 billion increased $314 million, or 10%, over 2006, which includes an estimated impact of unfavorable foreign currency translation of 3 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2007	2006	Change	Impact
Medical Surgical Systems	$1,864	$1,749	7%	2%
Diabetes Care	696	657	6%	2%
Pharmaceutical Systems	792	640	24%	6%
Ophthalmic Systems	69	62	11%	4%
Total Revenues*	$3,421	$3,107	10%	3%
* Amounts may not add due to rounding.

     Medical revenues reflect the growth of the Pharmaceutical Systems unit and the continued global conversion to safety-engineered products. The Pharmaceutical Systems unit grew by 24%, reflecting the increased use of prefillable syringes by pharmaceutical companies to market new vaccines and bio-tech drugs, especially in the United States. Revenue growth in the Medical Surgical Systems unit was primarily driven by the growth in safety-engineered products and prefilled flush syringes. Sales of safety-engineered products increased 6% in the United States and 30% internationally. For 2008, we expect the full-year revenue growth for the Medical Segment to be about 8%.

     Medical operating income was $972 million, or 28.4% of Medical revenues, in 2007, as compared with $864 million, or 27.8% in 2006. The increase in operating income as a percentage of revenues reflects gross margin improvement from increased sales of products that have higher overall gross profit margins, in particular, safety-engineered products and pen needles, as well as favorable manufacturing efficiencies associated with higher volumes and increased leverage on selling and administrative expenses. These improvements were slightly offset by manufacturing start-up costs. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Medical revenues in 2007 declined to 18.9% of revenues from 19.6% of revenues in 2006, primarily due to tight expense controls over base spending. Research and development expenses in 2007 increased $16 million, or 17%, reflecting continued investment in the development of new products and platforms, and included investments in additional resources to enhance our product development process.

Diagnostics Segment

Diagnostics revenues in 2007 of $1.9 billion increased $190 million, or 11%, over 2006, which reflected an estimated favorable impact of foreign currency translation of about 2 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2007	2006	Change	Impact
Preanalytical Systems	$1,007	$928	9%	3%
Diagnostic Systems	898	787	14%	2%
Total Revenues	$1,905	$1,715	11%	2%

Financial Review  Becton, Dickinson and Company

     Revenue growth in the Preanalytical Systems unit was driven by the continued conversion to safety-engineered products, which accounted for sales of $718 million as compared with $627 million in the prior year. Sales of safety-engineered products reflected growth of 9% in the United States, which benefited from BD Vacutainer Push Button Blood Collection Set conversion activity, and 25% internationally. The Diagnostics Systems unit experienced solid worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec and BD Viper systems, along with solid growth of its BD BACTEC blood culture and TB systems and the BD Phoenix ID/AST platform. Those platforms reported combined incremental sales of $35 million over 2006. In addition, the Diagnostic Systems revenue growth includes $88 million of revenues from TriPath and $13 million of incremental revenues from GeneOhm. Sales of flu diagnostic tests declined $36 million in fiscal 2007 compared with 2006, primarily due to relatively mild flu seasons in both the United States and Japan and the termination of our supply arrangement with our Japanese supplier. For 2008, we expect full year revenue growth for the Diagnostics Segment to be about 9%.

     Diagnostics operating income was $343 million, or 18.0% of Diagnostics revenues in 2007, compared with $390 million, or 22.8% in 2006. Segment operating income reflects the in-process research and development charges of $115 million in 2007 related to the TriPath acquisition and $53 million in 2006 related to the GeneOhm acquisition. The Diagnostics Segment experienced a slight improvement in gross profit margin from sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and the BD ProbeTec system. These improvements were slightly offset by manufacturing start-up costs. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Diagnostics revenues in 2007 was higher than the comparable amount in 2006 primarily due to the impact of TriPath and GeneOhm. Research and development expense increased $33 million, or 39%, reflecting new spending associated with these two acquisitions and overall increased investment in new product development.

Biosciences Segment

Biosciences revenues in 2007 of $1.0 billion increased $118 million, or 13%, over 2006, which reflected an estimated impact of favorable foreign currency translation of 3 percentage points.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2007	2006	Change	Impact
Immunocytometry Systems	$588	$503	17%	3%
Discovery Labware	278	256	9%	2%
Pharmingen	168	157	7%	2%
Total Revenues	$1,034	$916	13%	3%

     Revenue growth in the Immunocytometry Systems unit reflects strong sales of instruments and flow cytometry reagents, driven by increased demand for research analyzers and clinical reagents. Revenue growth in the Discovery Labware unit reflects strong sales of bionutrients and overall market growth. For 2008, we expect the full year revenue growth for the Biosciences Segment to be about 8 to 9%.

     Biosciences operating income was $259 million, or 25.0% of Biosciences revenues in 2007, compared with $222 million, or 24.2% in 2006. Segment operating income includes an in-process research and development charge of $7 million in 2007. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from relatively higher sales growth of products that have higher overall gross profit margins and the favorable impact of foreign currency translation. These improvements were offset by manufacturing start-up costs. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Biosciences revenues was 24.0% versus 25.3% in 2006. Higher sales and continued tight expense control were the key contributors to the increased expense leverage. Research and development expense in 2007 increased $7 million, or 9.0%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit.

Financial Review  Becton, Dickinson and Company

Geographic Revenues

Revenues in the United States in 2007 of $3.0 billion increased 11%. U.S. sales of safety-engineered devices were approximately $982 million in 2007, compared with $917 million in 2006. Growth was also led by strong sales of prefilled flush syringes, prefillable syringes and immunocytometry instruments and reagents. U.S. revenue growth also included $88 million of revenues from TriPath.

     Revenues outside the United States in 2007 increased 11% to $3.3 billion, reflecting an estimated impact of favorable foreign currency translation of 5 percentage points. Growth was led by solid sales in our European, Asia Pacific and Canadian regions in 2007. International sales of safety-engineered devices were approximately $409 million in 2007, compared with $324 million in 2006.

Gross Profit Margin

Gross profit margin was 51.7% in 2007, compared with 51.3% in 2006. Gross profit margin in the current year as compared with the prior year reflected an estimated 0.6% improvement relating to increased sales of products with relatively higher margins as well as productivity gains. These improvements were partially offset by an estimated 0.2% impact from manufacturing start-up costs. We expect gross profit margin in 2008 to be about the same as in 2007. Expected improvements are anticipated to be offset by increased resin and steel costs as well as manufacturing start-up costs in 2008.

Operating Expenses

Selling and administrative expense was $1.6 billion in 2007 compared with $1.4 billion in 2006, or 25.2% of revenues in both years. Aggregate expenses for 2007 reflect base spending increases of $62 million and expenses of $40 million associated with the GeneOhm and TriPath operations. Increases in selling and administrative expense in 2007 also reflected the absence of proceeds from insurance settlements of $17 million received in the prior year in connection with our previously-owned latex glove business, as well as an unfavorable foreign exchange impact of $35 million. Selling and administrative expense as a percentage of revenues is expected to decrease, on a reported basis, by about 70 basis points for 2008.

     Research and development (“R&D”) expense in 2007 was $360 million, or 5.7% of revenues, compared with $302 million, or 5.3% of revenues, in 2006. The increase in R&D expenditures includes spending for new programs in each of our segments, as previously discussed. R&D expense is expected to increase about 11% for 2008.

Operating Income

Operating margin in 2007 was 18.9% of revenues, compared with 19.9% in 2006. Operating income of $1.2 billion in 2007 reflected $122 million of acquired in-process R&D charges, as further discussed above. Operating income of $1.1 billion in 2006 included $53 million of acquired in-process R&D charges, partially offset by $17 million of insurance settlement proceeds, as discussed above. We expect operating margin to increase 240 to 250 basis points, with 190 basis points attributable to the acquired in-process R&D charges in 2007.

Non-Operating Expense and Income

Interest expense was $46 million in 2007, compared with $66 million in 2006. The decrease reflected lower debt and higher levels of capitalized interest. Interest income was $46 million in 2007, compared with $59 million in 2006, resulting from lower cash balances.

Income Taxes

The effective tax rate in 2007 was 28.9% compared with the prior year’s rate of 27.6% . The 2007 rate reflected the non-deductibility of the acquired in-process R&D charges of $122 million, which were partially offset by the impact of approximately 0.3% resulting from the retroactive reinstatement of the research and experimentation tax credit. The 2006 rate reflected the non-deductibility of the acquired in-process R&D charge of $53 million, as well as the impact relating to the proceeds received from insurance settlements of approximately 0.2% . In 2008, we expect our effective tax rate to be about 27%.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2007 were $856 million and $3.36, respectively. The acquired in-process R&D charges decreased income from continuing operations and diluted earnings per share from continuing operations in the aggregate by $122 million and by $.48, respectively, in 2007. Income from continuing operations and diluted earnings per share from continuing operations in 2006 were $815 million and $3.18, respectively. The acquired in-process R&D charge decreased income from continuing operations and diluted earnings per share from continuing operations by $53 million and by $.21, respectively, in 2006.

Financial Review  Becton, Dickinson and Company

Discontinued Operations

In September 2006, the Company announced a plan to exit the blood glucose monitoring market. The Company recorded a pre-tax charge of $63 million in connection with its decision to exit the BGM product line. During the first quarter of 2007, the Company received an unsolicited offer for the purchase of the BGM product line. In December 2006, the Company sold the product line for $20 million. Following the sale, prior period Consolidated Statements of Income and Cash Flows were restated to separately present the results of the BGM product line as discontinued operations. The September 30, 2006 Consolidated Balance Sheet was not restated. See Note 3 of the Notes to Consolidated Financial Statements for additional discussion.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

     We have foreign currency exposures throughout Europe, Asia Pacific, Canada, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. To partially protect against adverse foreign exchange rate movements, we purchase option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option’s fair value. With respect to the derivative instruments outstanding at September 30, 2007, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $52 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $10 million.

Comparatively, considering our derivative instruments outstanding at September 30, 2006, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $68 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $3 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would substantially offset the results of the derivative instruments.

     Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2007, are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an acceptable balance between fixed and floating rate instruments. We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. Fair values are estimated based on dealer quotes. A change in interest rates on short-term debt and interest-bearing investments is assumed to impact earnings and cash flow, but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest on such obligations is fixed. Based on our overall interest rate exposure at September 30, 2007 and 2006, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2007 and 2006 by approximately $37 million and $39 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2007 and 2006 by approximately $41 million and $33 million, respectively.

Financial Review  Becton, Dickinson and Company

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities, which continues to be our primary source of funds to finance operating needs and capital expenditures, was $1.2 billion in 2007, compared with $1.1 billion in 2006.

Net Cash Flows from Continuing Investing Activities

Net cash used for continuing investing activities in 2007 was $1.0 billion, compared with $784 million in 2006. Acquisitions of businesses of $340 million in 2007 represented the net cash paid for the TriPath acquisition. Capital expenditures were $556 million in 2007, compared with $457 million in 2006. Medical capital spending of $353 million and Diagnostics capital spending of $114 million in 2007 related primarily to various capacity expansions. Biosciences capital spending of $73 million in 2007 included spending on manufacturing capacity expansions. In 2008, capital expenditures are expected to be in the $600 to $650 million range, reflecting investments in various manufacturing capacity and facility expansions.

Net Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $726 million in 2007, as compared with $342 million in 2006, and included the repurchase of shares of our common stock for approximately $450 million, compared with approximately $449 million in 2006. At September 30, 2007, approximately 11.1 million common shares remained available for purchase, consisting of 1.1 million shares remaining under a November 2005 Board of Directors’ authorization to repurchase up to 10 million common shares, plus an additional 10 million shares that were authorized for repurchase by the Board of Directors in July 2007. For 2008, we expect that cash used to repurchase common shares will be about $450 million. Total debt at September 30, 2007, was $1.2 billion compared with $1.4 billion at September 30, 2006. Short-term debt decreased to 18% of total debt at year-end, from 31% at the end of 2006. Floating rate debt was 36% of total debt at the end of 2007 and 46% at the end of 2006. Our weighted average cost of total debt at the end of 2007 was 5.7%, up from 5.5% at the end of 2006. Debt-to-capitalization at year-end improved to 20.9% from 25.8% last year.

     We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $200 million at September 30, 2007. We maintain a $1.0 billion syndicated credit facility in order to provide backup support for our commercial paper program and for other general corporate purposes. This credit facility expires in December 2012 and includes a single financial covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio had ranged from 17-to-1 to 23-to-1. There were no borrowings outstanding under this facility at September 30, 2007. In addition, we have informal lines of credit outside the United States.

     At September 30, 2007, our long-term debt was rated “A2” by Moody’s and “A+” by Standard and Poor’s, and our commercial paper ratings were “P-1” by Moody’s and “A-1” by Standard and Poor’s. Given the availability of the various credit facilities and our strong credit ratings, we continue to have a high degree of confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

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

Financial Review  Becton, Dickinson and Company

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth BD’s significant contractual obligations and related scheduled payments:

			2009 to	2011 to	2013 and
(millions of dollars)	Total	2008	2010	2012	Thereafter
Short-term debt	$208	$208	$—	$—	$—
Long-term debt(A)	1,594	54	301	85	1,154
Operating leases	153	46	59	32	16
Purchase obligations(B)	365	296	50	19	—
Total(C)	$2,320	$604	$410	$136	$1,170

(A)

Long-term debt obligations include expected principal and interest obligations, including interest rate swaps. The interest rate forward curve at September 30, 2007 was used to compute the amount of the contractual obligation for variable rate debt instruments and swaps.

(B)	Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.
(C)	Required funding obligations for 2008 relating to pension and other postretirement benefit plans are not expected to be material.

2006 Compared With 2005

Worldwide revenues in 2006 of $5.7 billion increased 7% from 2005 and reflected estimated volume increases of 7%, an estimated decrease due to unfavorable foreign currency translation of 1%, and estimated price increases of less than 1%.

Medical Segment

Medical revenues in 2006 of $3.1 billion increased $222 million, or 8%, over 2005.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change*	Impact
Medical Surgical Systems	$1,749	$1,661	5%	—
Diabetes Care	657	600	9%	(1%	)
Pharmaceutical Systems	640	563	14%	(3%	)
Ophthalmic Systems	62	60	3%	(2%	)
Total Revenues*	$3,107	$2,884	8%	(1%	)
* Amounts may not calculate due to rounding.

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

     Medical operating income was $864 million, or 27.8% of Medical revenues, in 2006, as compared with $748 million, or 25.9% in 2005. The Segment’s gross profit margin in 2006 reflected improvement associated with relatively higher sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and pen needles, as well as favorable manufacturing efficiencies associated with higher volumes. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Medical revenues in 2006 was slightly lower compared with 2005, primarily due to tight expense controls over base spending. Research and development expense in 2006 increased $7 million, or 8%, reflecting continued investment in the development of new products and platforms.

Diagnostics Segment

Diagnostics revenues in 2006 of $1.7 billion increased $83 million, or 5%, over 2005, which reflected an estimated unfavorable impact of foreign currency translation of about 1 percentage point.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change	Impact
Preanalytical Systems	$928	$855	9%	—
Diagnostic Systems	787	777	1%	(1%)
Total Revenues	$1,715	$1,632	5%	(1%)

Financial Review Becton, Dickinson and Company

     Revenue growth in the Preanalytical Systems unit was driven by the continued conversion to safety-engineered products, which accounted for sales of $627 million, as compared with $543 million in 2005. Sales of safety-engineered products reflected growth of 13% in the United States, which benefited from BD Vacutainer Push Button Blood Collection Set conversion activity, and 20% internationally. The Diagnostic Systems unit experienced solid worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec ET, BD BACTEC, and the BD Phoenix ID/AST. These platforms reported combined incremental sales of $33 million over 2005. Revenues for GeneOhm, which was acquired in February 2006, totaled $8 million. Sales of flu diagnostic tests declined by approximately $11 million in fiscal 2006 compared with 2005, primarily due to a relatively mild flu season in both Japan and the United States.

     Diagnostics operating income was $390 million, or 22.8% of Diagnostics revenues, in 2006, compared with $403 million, or 24.7%, in 2005. Segment operating income for 2006 reflects the acquired in-process research and development charge of $53 million as well as the operating results of GeneOhm, which in the aggregate, reduced operating income as a percentage of Diagnostics revenues by approximately 5%. The Diagnostics Segment experienced slight gross profit margin improvement reflecting higher prices and productivity, which was substantially offset by the impact of the recently acquired GeneOhm products, which have lower overall gross profit margins, and lower sales growth of flu diagnostic products, which have higher overall gross profit margins. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Diagnostics revenues in 2006 was lower compared with 2005 primarily due to tight controls on spending, which more than offset the incremental GeneOhm expenses. Research and development expense in 2006 increased $6 million, or 7%, reflecting new spending for product development associated with the GeneOhm acquisition.

Biosciences Segment

Biosciences revenues in 2006 of $916 million increased $92 million, or 11%, over 2005, which reflected an estimated impact of unfavorable foreign currency translation of 1 percentage point.

     The following is a summary of revenues by organizational unit:

				Estimated
				Foreign
			Total	Exchange
(millions of dollars)	2006	2005	Change*	Impact
Immunocytometry Systems	$503	$452	11%	(1%)
Discovery Labware	256	231	11%	(1%)
Pharmingen	157	141	12%	(1%)
Total Revenues	$916	$824	11%	(1%)
* Amounts may not calculate due to rounding.

     Revenue growth in the Immunocytometry Systems unit reflected strong sales of instruments and flow cytometry reagents, driven by increased demand for research and clinical analyzers. Revenue growth rates in the Immunocytometry Systems and Pharmingen units were favorably impacted by the adverse effect a cancellation of a distribution agreement had on revenues in 2005. As a result of an inventory repurchase obligation to this distributor upon termination of the arrangement, certain sales made to this distributor in the latter part of 2005 ($5 million in Immunocytometry Systems and $12 million in Pharmingen) were not recognized as revenue. In addition, sales in 2006 were favorably impacted by higher average selling prices as a result of terminating the arrangement. Revenue growth in the Discovery Labware unit resulted primarily from strong sales of bionutrients and market share gains.

     Biosciences operating income was $222 million, or 24.2% of Biosciences revenues in 2006, compared with $186 million, or 22.5% in 2005. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from the favorable impact of terminating a distribution agreement in 2005, increased operating efficiencies, as well as relatively higher sales growth of products that have higher overall gross profit margins. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Biosciences revenues was lower compared with 2005, primarily due to higher revenues and the absence of $8 million of costs incurred in 2005 associated with the termination of the distribution agreement, mentioned above. Research and development expense in 2006 increased $8 million, or 13%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit and bioimaging products.

Financial Review Becton, Dickinson and Company

Geographic Revenues

Revenues in the United States in 2006 of $2.7 billion increased 9%. U.S. sales of safety-engineered devices were approximately $917 million in 2006, compared with $842 million in 2005. Growth was also led by strong sales of diabetes care products, prefilled flush syringes and prefillable syringes. Revenues of immunocytometry instruments and reagents also demonstrated good growth.

     Revenues outside the United States in 2006 increased 6% to $3 billion, reflecting an estimated impact of unfavorable foreign currency translation of 2 percentage points. Growth was led by strong sales in our Asia Pacific, Canadian and European regions in 2006. International sales of safety-engineered devices were approximately $324 million in 2006, compared with $273 million in 2005.

Gross Profit Margin

Gross profit margin was 51.3% in 2006, compared with 50.9% in 2005. Gross profit margin in 2006 reflected an estimated 1.0% improvement relating to increased sales growth of products with relatively higher margins and to productivity gains. These improvements were partially offset by an estimated 0.2% impact from foreign currency translation, an estimated 0.3% unfavorable impact of higher raw material costs and 0.1% relating to an increase in share-based compensation.

Operating Expenses

Selling and administrative expense of $1.4 billion in 2006 was 25.2% of revenues, compared with $1.4 billion or 26.0% of revenues in 2005. Aggregate expenses for 2006 reflect base spending increases of $49 million and expenses associated with recent acquisitions, primarily GeneOhm, of $17 million. Selling and administrative expense in 2006 also reflected increases primarily in share-based compensation expense of $25 million. These increases were partially offset by a favorable foreign exchange impact of $13 million and by proceeds from insurance settlements of $17 million received in connection with our previously-owned latex glove business.

     Research and development expense in 2006 was $302 million, or 5.3% of revenues, compared with $268 million, or 5.0% of revenues, in 2005. The increase in R&D expenditures reflected spending for new programs in each of our segments, as previously discussed.

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

Income Taxes

The effective tax rate in 2006 was 27.6% and reflected the unfavorable impact of the non-deductibility of the acquired in-process R&D charge. The effective tax rate in 2005 was 31.3% and reflected a 7.7% increase relating to the charge in 2005 attributable to the planned repatriation of earnings in 2006 under the American Jobs Creation Act of 2004. In addition, the effective tax rate in 2005 reflected a 1.0% benefit due to the reversal of tax accruals in connection with the conclusion of tax examinations in four non-U.S. jurisdictions.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2006 were $815 million and $3.18, respectively. The in-process R&D charge decreased income from continuing operations and diluted earnings per share from continuing operations by $53 million and by $.21 in 2006. Income from continuing operations and diluted earnings per share from continuing operations in 2005 were $713 million and $2.73, respectively. The tax repatriation charge decreased income from continuing operations by $77 million and diluted earnings per share from continuing operations by $.30 in 2005.

Financial Review Becton, Dickinson and Company

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities was $1.1 billion in 2006, reduced from $1.2 billion in 2005, reflecting higher inventory levels and higher income tax payments, including taxes associated with the repatriation of earnings, as discussed further below.

Net Cash Flows from Continuing Investing Activities

Net cash used for continuing investing activities in 2006 was $784 million, compared with $380 million in 2005. Acquisitions of businesses of $231 million in 2006 represented the net cash paid for the GeneOhm acquisition. Capital expenditures were $457 million in 2006, compared with $316 million in 2005. Medical capital spending of $269 million and Diagnostics capital spending of $105 million related primarily to various capacity expansions. Biosciences capital spending of $39 million included spending on manufacturing capacity expansions.

Net Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $342 million in 2006, as compared with $516 million in 2005, and included the repurchase of shares of our common stock for approximately $449 million, compared with approximately $550 million in 2005. Total debt at September 30, 2006, was $1.4 billion compared with $1.3 billion at September 30, 2005. Short-term debt increased to 31% of total debt at year-end, from 16% at the end of 2005. Floating rate debt was 46% of total debt at the end of 2006 and 41% at the end of 2005. Our weighted average cost of total debt at the end of 2006 was 5.5%, up from 5.3% at the end of 2005, due to higher short-term interest rates. Debt-to-capitalization at year-end improved to 25.8% in 2006 from 27.1% in 2005.

     The American Jobs Creation Act of 2004 (the “AJCA”) was signed into law in October 2004. The AJCA creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, we repatriated approximately $1.3 billion in 2006 in accordance with our planned repatriation under the AJCA. Uses of the repatriated funds include cash expenditures for compensation and benefits to existing and newly hired U.S. workers, U.S. infrastructure and capital investments and other activities as permitted under the AJCA.

Critical Accounting Policies

The preparation of the consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Some of those judgments can be subjective and complex and, consequently, actual results could differ from those estimates. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. For any given estimate or assumption made by management, it is possible that other people applying reasonable judgment to the same facts and circumstances could develop different estimates. Actual results that differ from management’s estimates could have an unfavorable effect on our consolidated financial statements. Management believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

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

Tax Valuation Allowances

BD maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Contingencies

We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability, antitrust, and environmental matters, as further discussed in Note 12 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). A determination of the amount of accruals, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The accruals may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

     Given the uncertain nature of litigation generally, we are not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which we are a party. In view of these uncertainties, we could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. Accordingly, in the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on BD’s consolidated results of operations and consolidated net cash flows.

Benefit Plans

We have significant net pension and postretirement benefit costs that are measured using actuarial valuations. Inherent in these valuations are key assumptions including discount rates and expected return on plan assets. We evaluate these key assumptions at least annually on a plan- and country-specific basis. We consider current market conditions, including changes in interest rates and market returns, in selecting these assumptions. Changes in the related net pension and post-retirement benefits costs may occur in the future due to changes in assumptions.

     The discount rate is selected to reflect the prevailing rate on September 30 based on investment grade bonds and other factors. Specifically, for the U.S. pension plan, we use an actuarially-determined yield curve to determine the discount rate. We increased our discount rate for the U.S. pension and postretirement plans at September 30, 2007 from 5.95% to 6.35% and increased the rate at September 30, 2006 from 5.5% to 5.95%.

Financial Review Becton, Dickinson and Company

     To determine the expected long-term rate of return on pension plan assets, we consider the historical and expected returns on various plan asset classes, as well as current and expected asset allocations. At September 30, 2007, the one-year rate of return on assets for our U.S. pension plans was 14.6%, the five-year rate of return was 13.0%, and the ten-year rate of return was 6.5% . We believe that these results, in connection with our current and expected asset allocation, support our assumed long-term return of 8.0% on those assets.

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

Stock-Based Compensation
Compensation cost relating to share-based payment transactions is recognized in net income using a fair value measurement method, in accordance with SFAS No. 123(R). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of certain share-based awards using a lattice-based binomial option valuation model that incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. See Note 13 of the Notes to Consolidated Financial Statements for additional discussion.

Cautionary Statement Regarding
Forward-Looking Statements

BD and its representatives may from time-to-time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareholders. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures.

All statements that address operating performance or events or developments that we expect or anticipate will occur in the future–including statements relating to volume growth, sales and earnings per share growth and statements expressing views about future operating results–are forward-looking statements.

     Forward-looking statements are based on current expectations of future events. The forward-looking statements are, and will be, based on management’s then-current views and assumptions regarding future events and operating performance, and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events and developments or otherwise.

     The following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

  Regional, national and foreign economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins, as well as competition in certain markets.

  We operate in a highly competitive environment. New product introductions by our current or future competitors (for example, new forms of drug delivery) could adversely affect our ability to compete in the global market. Patents attained by competitors, particularly as patents on our products expire, may also adversely impact our competitive position. Certain competitors have established manufactur- ing sites or have contracted with suppliers in low-cost manufacturing locations as a means to lower their costs. New entrants may also appear.

  Changes in domestic and foreign healthcare industry prac- tices and regulations resulting in increased pricing pressures, including the continued consolidation among healthcare providers; trends toward managed care and healthcare cost containment; and government laws and regulations relating to sales and promotion, reimbursement and pricing generally.

  The effects, if any, of governmental and media activities regarding the business practices of group purchasing organizations, which negotiate product prices on behalf of their member hospitals with BD and other suppliers.

Financial Review Becton, Dickinson and Company

  Fluctuations in the cost and availability of oil-based resins and other raw materials and the ability to maintain favorable supplier arrangements and relationships (particu- larly with respect to sole-source suppliers) and the potential adverse effects of any disruption in the availability of such raw materials.

  Our ability to obtain the anticipated benefits of restructuring programs, if any, that we may undertake.

  Adoption of or changes in government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, regulatory requirements for products in the postmarketing phase, or changes in enforcement practices with respect to any such laws and regulations. In particular, environ- mental laws, particularly with respect to the emission of greenhouse gases, are becoming more stringent throughout the world, which may increase our costs of operations or necessitate changes in our manufacturing plants or processes.

  Fluctuations in U.S. and international governmental funding and policies for life sciences research.

  Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, obtain coverage and adequate reimbursement for new products, or gain and maintain market approval of products, as well as the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights, all of which can preclude or delay commercialization of a product.

  Pending and potential litigation or other proceedings adverse to BD, including antitrust claims, product liability claims, patent infringement claims and the availability or collectibility of insurance.

  The effects, if any, of adverse media exposure or other publicity regarding BD’s business or operations.

  Our ability to achieve earnings forecasts, which are generated based on projected volumes and sales of many product types, some of which are more profitable than others. There can be no assurance that we will achieve any projected level or mix of product sales.

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

  Economic and political conditions in international markets, including civil unrest, terrorist activity, governmental changes, restrictions on the ability to transfer capital across borders and expropriation of assets by a government.

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

     The Board of Directors monitors the internal control system, including internal accounting and financial reporting controls, through its Audit Committee, which consists of six independent Directors. The Audit Committee meets periodically with the independent registered public accounting firm, the internal auditors and management to review the work of each and to satisfy itself that they are properly discharging their responsibilities. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee and meet with its members, with and without management present, to discuss the scope and results of their audits including internal control, auditing and financial reporting matters.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of September 30, 2007.

     The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young’s reports with respect to fairness of presentation of the statements, and the effectiveness of internal control over financial reporting are included herein.

Edward J. Ludwig	John R. Considine	William A. Tozzi
Chairman, President and	Senior Executive Vice President	Vice President –
Chief Executive Officer	and Chief Financial Officer	Finance

Report of Independent Registered Public	Becton, Dickinson and Company
Accounting Firm

To the Shareholders and Board of
Directors of Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2007, in conformity with U.S. generally accepted accounting principles.

     As discussed in Notes 2 and 5 to the consolidated financial statements, the Company adopted Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” on September 30, 2007.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
New York, New York
November 16, 2007

Report of Independent Registered Public
Accounting Firm

To the Shareholders and Board of
Directors of Becton, Dickinson and Company

We have audited Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Becton, Dickinson and Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

     In our opinion, Becton, Dickinson and Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on the COSO criteria.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2007 and 2006, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2007 of Becton, Dickinson and Company, and our report dated November 16, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
New York, New York
November 16, 2007

Financial Statements	Becton, Dickinson and Company

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per share amounts

	2007	2006	2005
Operations
Revenues	$6,359,708	$5,738,017	$5,340,833

Cost of products sold	3,071,921	2,793,265	2,622,427
Selling and administrative expense	1,602,404	1,448,166	1,386,897
Research and development expense	360,050	301,872	267,664
Acquired in-process research and development	122,133	53,300	—

Total Operating Costs and Expenses	5,156,508	4,596,603	4,276,988

Operating Income	1,203,200	1,141,414	1,063,845
Interest expense	(46,420)	(66,046)	(55,673)
Interest income	46,221	59,296	36,421
Other income (expense), net	944	(8,762)	(7,064)

Income From Continuing Operations
Before Income Taxes	1,203,945	1,125,902	1,037,529

Income tax provision	347,778	310,792	325,009

Income from Continuing Operations	856,167	815,110	712,520

Income (loss) from Discontinued Operations
Net of income tax provision (benefit) of
$15,242, $(32,823) and $(26,877)	33,866	(62,830)	9,743

Net Income	$890,033	$752,280	$722,263

Basic Earnings per Share
Income from Continuing Operations	$3.50	$3.30	$2.83
Income (loss) from Discontinued Operations	$0.14	$(0.25)	$0.04
Basic Earnings per Share(A)	$3.63	$3.04	$2.87

Diluted Earnings per Share
Income from Continuing Operations	$3.36	$3.18	$2.73
Income (loss) from Discontinued Operations	$0.13	$(0.24)	$0.04
Diluted Earnings per Share(A)	$3.49	$2.93	$2.77
(A) Total per share amounts may not add due to rounding.
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2007	2006	2005

Net Income	$890,033	$752,280	$722,263

Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustments	250,411	77,396	(17,742)
Minimum pension liability adjustment	3,159	77,086	4,494
Unrealized (loss) gain on investments, net of amounts recognized	(10,643)	1,212	(1,112)
Unrealized loss on cash flow hedges, net of amounts realized	(2,596)	(1,307)	(135)

Other Comprehensive Income (Loss), Net of Tax	240,331	154,387	(14,495)
Comprehensive Income	$1,130,364	$906,667	$707,768
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per share amounts and numbers of shares

	2007	2006
Assets
Current Assets
Cash and equivalents	$511,482	$1,000,289
Short-term investments	158,040	106,386
Trade receivables, net	1,083,152	885,748
Inventories	1,051,959	875,738
Prepaid expenses, deferred taxes and other	325,933	317,092
Total Current Assets	3,130,566	3,185,253
Property, Plant and Equipment, Net	2,497,338	2,133,548
Goodwill	621,414	565,146
Core and Developed Technology, Net	374,779	244,811
Other Intangibles, Net	95,938	91,501
Capitalized Software, Net	142,738	189,355
Other	466,592	414,911
Total Assets	$7,329,365	$6,824,525

Liabilities
Current Liabilities
Short-term debt	$207,634	$427,218
Accounts payable	266,993	243,602
Accrued expenses	481,429	490,425
Salaries, wages and related items	435,854	380,478
Income taxes	86,899	34,606
Total Current Liabilities	1,478,809	1,576,329
Long-Term Debt	955,713	956,971
Long-Term Employee Benefit Obligations	444,874	270,495
Deferred Income Taxes and Other	88,012	184,526

Commitments and Contingencies	—	—

Shareholders’ Equity
Common stock–$1 par value: authorized–640,000,000 shares;
issued–332,662,160 shares in 2007 and 2006	332,662	332,662
Capital in excess of par value	1,125,368	873,535
Retained earnings	5,995,787	5,345,697
Deferred compensation	12,205	11,134
Common stock in treasury–at cost–88,825,066 shares in 2007
and 87,194,060 shares in 2006	(3,105,893)	(2,698,016)
Accumulated other comprehensive income (loss)	1,828	(28,808)
Total Shareholders’ Equity	4,361,957	3,836,204
Total Liabilities and Shareholders’ Equity	$7,329,365	$6,824,525
See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2007	2006	2005
Operating Activities
Net income	$890,033	$752,280	$722,263
(Income) loss from discontinued operations, net	(33,866)	62,830	(9,743)
Income from continuing operations, net	856,167	815,110	712,520
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities, net of amounts acquired:
Depreciation and amortization	441,341	402,332	382,669
Share-based compensation	107,706	108,613	70,199
Deferred income taxes	(115,489)	(108,285)	63,769
Acquired in-process research and development	122,133	53,300	—
Change in operating assets and liabilities:
Trade receivables, net	(117,048)	(19,977)	(34,332)
Inventories	(126,863)	(99,505)	(57,371)
Prepaid expenses, deferred taxes and other	(24,965)	(122,496)	(897)
Accounts payable, income taxes and other liabilities	102,996	100,636	107,929
Pension obligation	(22,119)	(64,971)	(58,842)
Other, net	12,189	39,416	35,105
Net Cash Provided by Continuing Operating Activities	1,236,048	1,104,173	1,220,749

Investing Activities
Capital expenditures	(556,394)	(457,067)	(315,840)
Capitalized software	(22,334)	(22,454)	(18,922)
Change in short-term investments	(30,167)	(18,633)	(43,775)
Purchases of long-term investments	(3,881)	(9,672)	(1,171)
Acquisitions of businesses, net of cash acquired	(339,528)	(231,464)	—
Proceeds from discontinued operations	19,971	—	62,051
Other, net	(85,922)	(44,656)	(62,566)
Net Cash Used for Continuing Investing Activities	(1,018,255)	(783,946)	(380,223)

Financing Activities
Change in short-term debt	(121,102)	121,563	157,103
Payments of debt	(100,790)	(828)	(104,522)
Repurchase of common stock	(450,124)	(448,882)	(549,999)
Issuance of common stock	130,679	147,796	123,494
Excess tax benefit from payments under share-based compensation plans	55,118	50,609	40,594
Dividends paid	(239,810)	(212,431)	(182,236)
Net Cash Used for Continuing Financing Activities	(726,029)	(342,173)	(515,566)

Discontinued Operations:
Net cash provided by (used for) operating activities	4,388	(27,773)	(3,954)
Net cash used for investing activities	—	(2,580)	(528)
Net cash used for financing activities	—	—	(15)
Net Cash Provided by (Used for) Discontinued Operations	4,388	(30,353)	(4,497)
Effect of exchange rate changes on cash and equivalents	15,041	9,698	3,049
Net (Decrease) Increase in Cash and Equivalents	(488,807)	(42,601)	323,512
Opening Cash and Equivalents	1,000,289	1,042,890	719,378
Closing Cash and Equivalents	$511,482	$1,000,289	$1,042,890
See notes to consolidated financial statements

Notes to Consolidated	Becton, Dickinson and Company
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

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 17 years for leasehold improvements. Depreciation and amortization expense was $280,357, $262,956 and $242,063 in fiscal 2007, 2006 and 2005, respectively.

Goodwill and Other Intangible Assets
Goodwill is reviewed annually for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. In reviewing goodwill for impairment, potential impairment is identified by comparing the fair value of a reporting unit, estimated using an income approach, with its carrying value. Core and developed technology is amortized over periods ranging from 15 to 20 years, using the straight-line method. Both goodwill and core and developed technology arise from acquisitions. Other intangibles with finite useful lives, which include patents, are amortized over periods principally ranging from two to 40 years, using the straight-line method. These intangibles, including core and developed technology, are periodically reviewed when impairment indicators are present to assess recoverability from future operations using undiscounted cash flows in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. To the extent carrying value exceeds the undiscounted cash flows, an impairment loss is recognized in operating results based upon the excess of the carrying value over fair value. Other intangibles also include certain trademarks that are considered to have indefinite lives, as they are expected to generate cash flows indefinitely, and are reviewed annually for impairment.

Capitalized Software
Capitalized software, including costs for software developed or obtained for internal use is stated at cost, less accumulated amortization. Amortization expense is principally provided on the straight-line basis over estimated useful lives, which do not exceed 10 years. Amortization expense was $66,386, $66,037 and $71,416 for 2007, 2006 and 2005, respectively.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

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

Shipping and Handling Costs
Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $243,263, $219,788 and $216,239 in 2007, 2006 and 2005, respectively.

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

     The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carryback and carryforward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

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

Share-Based Compensation
The Company accounts for all share-based compensation under SFAS No. 123 (revised 2004)–“Share-Based Payment” (“SFAS No. 123(R)”). This statement requires the recognition of the fair value of share-based compensation in net income. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

2 Accounting Changes

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its Consolidated Balance Sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan to be measured as of the balance sheet date and provides for additional disclosure requirements. The Company adopted SFAS No. 158 on September 30, 2007. SFAS No. 158 will not change the measurement date of the Company’s plans as the plans are measured at its fiscal year-end. See Note 5 regarding the Company’s adoption of SFAS No. 158.

     In March 2005, the FASB issued Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (“FIN 47”). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, the Company is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. The Company adopted this interpretation in the fourth quarter of 2006. The adoption of FIN 47 did not have a material impact on BD’s consolidated financial statements.

Adoption of New Accounting Standard
In July 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes guidance for recognition, measurement, and disclosure of uncertain tax positions recognized in financial statements in accordance with SFAS No. 109 “Accounting for Income Taxes”. This interpretation will be applied to all tax positions upon its initial adoption. The Company adopted this interpretation on October 1, 2007 and the cumulative effect of applying this interpretation will be reported as an adjustment to the opening balance of retained earnings for such fiscal year. Although, the Company is still evaluating the potential impact of FIN 48, the decrease to opening retained earnings as of October 1, 2007, with a corresponding increase to the appropriate tax liability accounts, is not expected to exceed $15 million.

3 Acquisitions and Divestitures

TriPath
On December 20, 2006, the Company acquired the outstanding shares (approximately 93.8%) of TriPath Imaging, Inc. (“TriPath”) which it did not previously own. TriPath develops, manufactures, markets and sells innovative solutions to improve the clinical management of cancer, including detection, diagnosis, staging and treatment. The acquisition advances the Company’s position in cancer diagnostics. The acquisition was accounted for under the purchase method of accounting and the results of operations of TriPath were included in the Company’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price was $361,883 in cash, including transaction costs and other consideration. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation of the purchase price resulted in deferred tax assets of $74,221 primarily consisting of net operating loss carry-forwards and credits; core and developed technology of $135,097; deferred tax liabilities of $52,662 primarily associated with other intangible assets; and other net assets of $59,024 consisting primarily of cash and trade receivables. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of

Notes to Consolidated Financial Statements Becton, Dickinson and Company

approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $31,464 was recorded as goodwill. The primary items that generated goodwill are the value of expanded product opportunities in oncology that are aligned with and complement ongoing research programs at the Company. The goodwill was allocated to the Diagnostics segment and is not deductible for tax purposes. As a result of settling a preacquisition legal contingency in the fourth quarter, the Company recorded an increase to other net assets and a decrease to goodwill of $7,167, which was reflected in the above allocation of the purchase price.

     In connection with the acquisition, the Company also incurred a non-deductible charge of $114,739 for acquired in-process research and development. This charge, based on fair value, is associated with three projects: molecular Pap test, breast staging, and ovarian cancer detection. These projects had not yet reached technological feasibility and did not have alternative future use at the acquisition date. The portion of the charge allocated to each of these projects was $75,992, $18,764 and $19,983, respectively.

     The molecular Pap test uses proprietary molecular biomarkers and reagents that are intended to allow for the primary screening of cervical cancer. The diagnostic assay is being developed to test slides prepared using TriPath’s SurePath® liquid-based Pap test and to permit concurrent evaluation of morphologic features and measurement of the over-expression of molecular biomarkers that are associated with biopsy-proven moderate to severe cervical disease and cancer. Clinical trials have been initiated for this project.

     The breast staging project uses proprietary molecular bio-markers and reagents that are intended to predict the risk of disease recurrence and to aid in treatment selection in patients with early stage breast cancer. The diagnostic assay is being developed for use with commercially available detection kits and staining platforms and will utilize TriPath’s interactive histology imaging system to quantify biomarker over-expression in tissue samples collected at the time of initial diagnosis of breast cancer. Clinical trials have been initiated for this project.

     The ovarian cancer detection project is intended to allow for serum-based screening and monitoring assays for ovarian cancer based upon the detection of multiple biomarkers using a proprietary panel of biomarkers and assay algorithms. In addition, multiplex testing platforms are being evaluated to allow for the simultaneous testing of multiple markers from a small volume of serum. The detection assays being developed will utilize certain technologies from the Biosciences segment. Clinical trials have not been initiated for this project.

     The fair values of these projects were determined based upon the present value of projected cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable technological and commercial risk of each project. These cash flows also took into account the income and expenses associated with the further development and commercialization of the underlying products. The range of discount rates assigned to the projects was 22 to 30 percent and gave consideration to the underlying risk relative to the developed technology, the overall commercial and technical risk, and the probabilities of success for each of the projects. The ongoing activity associated with each of these projects is not expected to be material to the Company’s Research and development expense.

Other
On May 4, 2007, the Company acquired all of the outstanding shares of Plasso Technology, Ltd. (“Plasso”), a privately-held company that is developing the next generation of surface-critical research tools utilizing functional coating technology for applications in glycomics and cell culture, for $10,425 in cash including transaction costs. In connection with the acquisition, the Company incurred a non-deductible charge of $7,394 for acquired in-process research and development associated with Plasso’s technology, for which, at the acquisition date, technological feasibility had not been established and no alternative future use existed. Because Plasso was a development stage company that had not commenced its planned principal operations, the transaction was accounted for as an acquisition of assets rather than as a business combination and, therefore, goodwill was not recorded.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

GeneOhm
On February 14, 2006, the Company acquired all the outstanding stock of GeneOhm Sciences, Inc. (“GeneOhm”), a company that develops molecular diagnostic testing for the rapid detection of bacterial organisms, including those known to cause healthcare-associated infections. The acquisition provides the Company with expanded entry into the emerging field of healthcare-associated infections. The acquisition was accounted for under the purchase method of accounting and the results of operations of GeneOhm were included in the Company’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price consisted of an up-front cash payment of $232,542, including transaction costs, and the purchase contract provides for additional contingent payments of up to $25,000, based on future events occurring on or before December 31, 2007. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation of the purchase price resulted in deferred tax assets of $34,346 consisting of net operating loss carryforwards and credits; other intangible assets, primarily core and developed technology, of $92,300; deferred tax liabilities of $31,400 associated with other intangible assets, and other net assets of $3,587. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $80,409 was recorded as goodwill. The primary items that generated goodwill are the value of synergies in microbiology research and the expansion of product offerings in molecular diagnostics. The goodwill was allocated to the Diagnostics segment and is not deductible for tax purposes. In connection with the acquisition, the Company also incurred a non-deductible charge of $53,300 for acquired in-process research and development. This charge, based on fair value, is associated with several products that have not reached technological feasibility and do not have alternative future use at the acquisition date. The fair value of each product was determined based upon the present value of projected cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable technological and commercial risk of each product. These cash flows took into account the income and expenses associated with the further development and commercialization of the underlying products. The ongoing activity associated with each of these products is not material to the Company’s research and development expense.

BGM
On September 28, 2006, the Company announced a plan to exit the blood glucose monitoring (“BGM”) market. In accordance with the plan, distribution of the BD Logic Blood Glucose Monitor was immediately discontinued. BD will continue to distribute test strips for its customers through December 2007. The decision to exit the BGM market was made following an evaluation of the future outlook for the product line. The Company recorded a pre-tax charge of $63,414 in 2006 in connection with its decision to exit the BGM product line. This charge consisted of $5,352 related to estimated customer sales returns, $31,602 related to the write-off of inventory and related purchase commitments, $14,052 related to long-lived asset write-downs, and $12,408 related to severance and other exit costs. During the fourth quarter of 2007, the Company reversed $8,781 of this charge to reinstate certain long-lived assets to reflect the use of these assets. At September 30, 2006, an accrual of $32,408, which primarily consisted of inventory-related purchase commitments and severance, was reported in current liabilities. At September 30, 2007, the accrual was substantially utilized, after reflecting the reversal of $5,365 of these costs during 2007.

     During the first quarter of 2007, the Company received an unsolicited offer for the purchase of the BGM product line. On December 11, 2006, the Company sold the product line for $19,971 and recognized a pre-tax gain on sale of $15,226. During the second quarter of 2007, the Company recognized adjustments, thereby increasing the gain on sale by $6,093. These adjustments constitute revisions to estimated sales return accruals, primarily related to obligations that ceased to exist in the second quarter pursuant to the sale terms. During 2007, adjustments of $3,226 were made to reduce other accruals related to obligations that remained with the Company upon divestiture of the product line. Additionally, the Company received a payment of $4,675, which represented the resolution of a contingency with a former supplier. Following the sale, the Company’s prior period Consolidated Statements of Income and Cash Flows and related disclosures have been restated to separately present the results of the BGM product line as discontinued operations. The September 30, 2006 Consolidated Balance Sheet has not been restated.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Other
In August 2005, the Company completed the sale of the Clontech unit of the Biosciences segment for $62,100 and recognized a gain on sale of $13,336 ($28,533 after taxes). Clontech’s results of operations were reported as discontinued operations for all periods presented in the accompanying Consolidated Statements of Income and Cash Flows.

     Results of discontinued operations for the years ended September 30 were as follows:

	2007	2006		2005	(B)
Revenues	$33,086	$96,811		$123,518
Income (loss) from discontinued
operations before income taxes	49,108	(95,653	)(A)	(17,134)
Income tax (provision) benefit	(15,242)	32,823		26,877
Income (loss) from discontinued
operations, net	$33,866	$(62,830	)(A)	$ 9,743
(A)	Includes post-closing charges of $4,708 ($3,311 after taxes) related to the divestiture of Clontech.
(B)	Includes revenues of $49,670 and income before taxes of $15,541 ($29,980 after taxes) related to the operations of Clontech. The effective tax rate benefit of 92.9% reflected the consummation of the sale of Clontech as a sale of stock, which was previously assumed to be an asset sale. The Company recognized a benefit from the write-off of deferred tax liabilities associated with basis adjustments.

4 Other Intangible Assets

Other intangible assets at September 30 consisted of:

	2007		2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Amortized intangible
assets
Core and developed
technology	$548,995	$174,216	$377,633	$132,822
Patents, trademarks,
and other	289,920	203,037	337,176	254,717
	$838,915	$377,253	$714,809	$387,539
Unamortized intangible
assets
Trademarks	$9,055		$9,042

     Intangible amortization expense was $46,607, $34,843 and $29,529 in 2007, 2006 and 2005, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2008 to 2012 are as follows: 2008–$49,100; 2009–$46,900; 2010–$45,200; 2011–$43,700; 2012–$40,600.

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

     During 2007, the Company redesigned its U.S. pension plans to provide for a cash benefit formula by offering a one-time, irrevocable election to existing employees to change to this provision and mandating all new employees hired after April 1, 2007 to participate in the new formula. The Company also amended its other postretirement benefits plan to provide that new hires, as of April 1, 2007 or later, will no longer be eligible for company subsidized benefits. These amendments did not have a material impact on the net pension and postretirement cost of the Company.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Net pension and other postretirement cost for the years ended September 30 included the following components:

	Pension Plans			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005
Service cost	$69,869	$74,111	$61,836	$4,386	$4,164	$3,657
Interest cost	75,728	71,997	66,837	14,608	14,873	15,321
Expected return on plan assets	(88,527)	(80,063)	(59,372)	—	—	—
Amortization of prior service cost	348	309	211	(6,233)	(6,233)	(6,233)
Amortization of loss	17,507	27,932	22,951	5,795	7,127	6,164
Amortization of net obligation	(92)	(70)	134	—	—	—
	$74,833	$94,216	$92,597	$18,556	$19,931	$18,909

     Net pension cost attributable to foreign plans included in the preceding table was $21,156, $18,639 and $16,772 in 2007, 2006 and 2005, respectively.

     Effective September 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which requires the Company to recognize on a prospective basis the funded status of its pension and other postretirement benefit plans in the Consolidated Balance Sheet with a corresponding adjustment to Accumulated other comprehensive income (loss). The Company also recognized the funded status of its postem-ployment benefit plans in connection with the adoption of SFAS No. 158. The minimum pension liability, previously included in Accumulated other comprehensive income (loss), and the related intangible asset were derecognized upon the adoption of SFAS No. 158.

     The effects of applying SFAS No. 158 at September 30, 2007 were as follows:

	Before	SFAS	After
	Application of	No. 158	Application of
	SFAS No. 158	Adjustments	SFAS No. 158
Prepaid expenses, deferred
taxes and other	$326,119	$(186)	$325,933
Other Intangibles, Net	96,391	(453)	95,938
Other	502,428	(35,836)	466,592
Salaries, wages and related items	(435,857)	3	(435,854)
Long-Term Employee
Benefit Obligations	(268,128)	(176,746)	(444,874)
Deferred Income Taxes and Other	(91,535)	3,523	(88,012)
Accumulated other comprehensive
income	(211,523)	209,695	(1,828)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     The change in benefit obligation, change in fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	Pension Plans		Other Postretirement Benefits
	2007	2006	2007	2006
Change in benefit obligation:
Beginning obligation	$1,384,667	$1,413,092	$255,726	$281,197
Service cost	69,869	74,111	4,386	4,164
Interest cost	75,728	71,997	14,608	14,873
Plan amendments	(16,586)	86	—	—
Benefits paid	(97,671)	(75,207)	(25,411)	(22,734)
Actuarial gain	(63,519)	(117,307)	(11,818)	(24,345)
Other, includes translation	41,942	17,895	8,480	2,571
Benefit obligation at September 30	$1,394,430	$1,384,667	$245,971	$255,726

Change in fair value of plan assets:
Beginning fair value	$1,124,565	$933,920	$—	—
Actual return on plan assets	138,446	91,569	—	—
Employer contribution	96,952	160,340	—	—
Benefits paid	(97,671)	(75,207)	—	—
Other, includes translation	33,877	13,943	—	—
Plan assets at September 30	$1,296,169	$1,124,565	$—	—

Funded status at September 30:
Unfunded benefit obligation	$(98,261)	$(260,102)	$(245,971)	$(255,726)
Unrecognized net transition obligation	—	(1,012)	—	—
Unrecognized prior service cost (credit)	—	6,193	—	(12,920)
Unrecognized net actuarial loss	—	356,968	—	77,392
Net amount recognized	$(98,261)	$102,047	$(245,971)	$(191,254)

Amounts recognized in the Consolidated
Balance Sheets at September 30:
Other Intangibles, Net	$—	$2,345	$—	—
Other	32,710	148,129	—	—
Salaries, wages and related items	(2,668)	—	(20,067)	—
Long-Term Employee Benefit Obligations	(128,303)	(67,996)	(225,904)	(191,254)
Accumulated other comprehensive income (loss) before income taxes	—	19,569	—	—
Net amount recognized	$(98,261)	$102,047	$(245,971)	$(191,254)

Amounts recognized in Accumulated other comprehensive
income (loss) before income taxes at September 30:
Net transition obligation	$(1,156)		$—
Prior service credit	(10,086)		(6,688)
Net actuarial loss	238,144		62,194
Net amount recognized	$226,902		$55,506

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Foreign pension plan assets at fair value included in the preceding table were $359,291 and $299,047 at September 30, 2007 and 2006, respectively. The foreign pension plan projected benefit obligations were $430,265 and $382,584 at September 30, 2007 and 2006, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $96,723, $76,398 and $14,685, respectively as of September 30, 2007, and $126,545, $100,473 and $41,576, respectively as of September 30, 2006.

     The estimated net actuarial loss and prior service credit for pension benefits that will be amortized from Accumulated other comprehensive loss into net pension costs over the next fiscal year are expected to be $7,825 and $(1,117) million, respectively. The estimated net actuarial loss and prior service credit for other postretirement benefits that will be amortized from Accumulated other comprehensive income (loss) into net other postretirement costs over the next fiscal year are expected to be $3,949 and $(6,233) million, respectively.

     The weighted average assumptions used in determining pension plan information were as follows:

	2007	2006	2005
Net Cost
Discount rate:
U.S. plans(A)	5.95%	5.50%	6.00%
Foreign plans	4.65	4.19	4.95
Expected return on plan assets:
U.S. plans	8.00	8.00	8.00
Foreign plans	6.42	6.02	6.60
Rate of compensation increase:
U.S. plans(A)	4.50	4.25	4.25
Foreign plans	3.08	2.92	2.98

Benefit Obligation
Discount rate:
U.S. plans(A)	6.35	5.95	5.50
Foreign plans	5.32	4.65	4.19
Rate of compensation increase:
U.S. plans(A)	4.50	4.50	4.25
Foreign plans	3.45	3.08	2.92
(A) Also used to determine other postretirement and postemployment benefit plan information.

     At September 30, 2007 the assumed healthcare trend rates were 9% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2012. At September 30, 2006 the corresponding assumed healthcare trend rates were 10% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2012. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2007 by $11,165 and the aggregate of the service cost and interest cost components of 2007 annual expense by $759. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2007 by $9,977 and the aggregate of the 2007 service cost and interest cost by $677.

Expected Funding
The Company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. While the Company will not be required to fund any of its pension plans in 2008, the Company made a discretionary contribution to a certain foreign pension plan in October 2007 of $22,900.

Expected benefit payments are as follows:

		Other
	Pension	Postretirement
	Plans	Benefits
2008	$81,738	$20,067
2009	70,735	20,378
2010	75,948	20,798
2011	81,612	20,907
2012	89,059	20,757
2013–2017	522,634	100,137

     Expected receipts of the subsidy under the Medicare Prescription Drug Improvement and Modernization Act of 2003, which are not reflected in the expected other postretire-ment benefit payments included in the preceding table, are as follows: 2008, $2,059; 2009, $2,190; 2010, $2,280; 2011, $2,362; 2012, $2,417; 2013-2017, $12,174.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     The Company’s asset allocations for its defined benefit pension plans at September 30 were as follows

	2007	2006
Equity securities	64.5%	64.4%
Debt securities	33.1	33.0
Other	2.4	2.6
	100.0%	100.0%

Investment Strategy
The Company’s investment objective is to achieve superior returns on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. The Company’s investments include a broad range of equity and fixed-income securities. These investments are diversified in terms of domestic and international equity securities, short-term and long-term securities, growth and value styles, as well as small and large capitalization stocks. The Company’s target allocation percentages are as follows: equity securities (58%–69%); fixed-income securities (31%–39%); and cash (0%–3%). Equity securities are held for their expected high return and excess return over inflation. Fixed-income securities are held for diversification relative to equities. The plans may also hold cash to meet liquidity requirements. Due to short-term fluctuations in market conditions, allocation percentages may temporarily deviate from these target allocation percentages before a rebalancing occurs. Investment risks and returns are measured and monitored on an on-going basis through annual liability measurements and quarterly investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward.

     The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers historical and expected rates of return for the asset classes in which the plan’s assets are invested, as well as current economic and capital market conditions.

Postemployment Benefits
The Company utilizes a service-based approach in applying SFAS No. 112, “Employers’ Accounting for Postemployment Benefits–an amendment of FASB Statements No. 5 and 43,” for most of its postemployment benefits. This approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions.

Postemployment benefit costs for the years ended September 30 included the following components:

	2007	2006	2005
Service cost	$10,449	$10,148	$8,975
Interest cost	5,116	4,946	4,438
Amortization of prior service cost	1,654	1,654	1,654
Amortization of loss	6,895	8,548	7,613
	$24,114	$25,296	$22,680

     The unfunded status of the postemployment benefit plans was $101,514 at September 30, 2007 and these plans are not funded. The amounts recognized in Accumulated other comprehensive income (loss) before income taxes for the net actuarial loss was $57,110 at September 30, 2007. The estimated net actuarial loss that will be amortized from the Accumulated other comprehensive income (loss) into postem-ployment benefit cost over the next fiscal year is $6,845.

Savings Incentive Plan
The Company has a voluntary defined contribution plan (“Savings Incentive Plan”) covering eligible employees in the United States. In connection with the redesign of the U.S. pension and postretirement benefit plans, effective July 1, 2007, the Company amended its Savings Incentive Plan increasing the amount of the Company matching contribution for eligible employees to 75% of employees’ contributions, up to a maximum of 4.5% of each employee’s eligible compensation. Prior to that date, the Company matched 50% of employees’ contributions, up to a maximum of 3% of each employee’s salary. The cost of the Savings Incentive Plan was $21,878 in 2007, $16,626 in 2006 and $6,905 in 2005. The Company guarantees employees’ contributions to the fixed income fund of the Savings Incentive Plan, which consists of diversified money market instruments. The amount guaranteed was $144,772 at September 30, 2007.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

6 Income Taxes

The provision for income taxes from continuing operations for the years ended September 30 consisted of:

	2007	2006	2005
Current:
Federal	$307,072	$281,784	$130,657
State and local, including Puerto Rico	21,669	12,004	5,169
Foreign	134,526	125,289	125,414
	463,267	419,077	261,240
Deferred:
Domestic	(94,306)	(101,651)	76,540
Foreign	(21,183)	(6,634)	(12,771)
	(115,489)	(108,285)	63,769
	$347,778	$310,792	$325,009

     The components of Income From Continuing Operations Before Income Taxes for the years ended September 30 consisted of:

	2007	2006	2005
Domestic, including Puerto Rico	$550,750	$466,655	$465,188
Foreign	653,195	659,247	572,341
	$1,203,945	$1,125,902	$1,037,529

     Deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2007 and 2006, net current deferred tax assets of $168,305 and $181,406, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $168,251 and $32,582, respectively, were included in Other. Net current deferred tax liabilities of $6,136 and $2,184, respectively, were included in Current Liabilities–Income taxes. Net non-current deferred tax liabilities of $37,121 and $143,435, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. At September 30, 2007, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $1.6 billion. Determining the tax liability that would arise if these earnings were remitted is not practicable. Deferred taxes are provided for earnings outside the United States when those earnings are not considered indefinitely reinvested.

     In October 2004, the American Jobs Creations Act of 2004 (the “AJCA”) was signed into law. The AJCA created a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the United States. As a result of the passage of the AJCA, the Company revisited its policy of indefinite reinvestment of foreign earnings and made a decision to repatriate approximately $1.3 billion in 2006 pursuant to its approved repatriation plan. The Company recorded a charge of $77,200 in 2005 attributable to the planned repatriation of these earnings. During 2006, the Company repatriated approximately $1.3 billion in accordance with its planned repatriation under the AJCA. The actual tax charge associated with this repatriation was $65,768.

Deferred income taxes at September 30 consisted of:

	2007		2006
	Assets	Liabilities	Assets	Liabilities
Compensation and benefits	$301,118	$—	$146,432	$—
Property and equipment	—	190,979	—	144,365
Loss and credit carryforwards	193,981	—	111,388	—
Other	172,740	83,538	199,997	159,853
	667,839	274,517	457,817	304,218
Valuation allowance	(100,023)	—	(85,230)	—
	$567,816	$274,517	$372,587	$304,218

     Valuation allowances have been established for capital loss carryforwards, state deferred tax assets, net of federal tax, related to net operating losses and credits and other deferred tax assets for which the Company has determined it is more likely than not that these benefits will not be realized. At September 30, 2007, the Company had deferred state tax assets for net state operating losses and credit carryforwards of $49,641 for which a valuation allowance of $33,191 has been established due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred tax assets before they principally expire between 2008 and 2014. In 2007, a previously established valuation allowance of approximately $19,700 related to state tax credit carryforwards was reversed and included in the state and local income tax line item in the following rate reconciliation table. The Company also has federal and state capital loss carryforward deferred tax assets of $51,428 for which a full valuation allowance has been established due to the uncertainty of recognizing the benefit from these losses before they principally expire in 2010.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     A reconciliation of the federal statutory tax rate to the Company’s effective tax rate was as follows:

	2007	2006	2005
Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes,
net of federal tax benefit	0.2	0.6	0.7
Effect of foreign and Puerto Rico
earnings and foreign tax credits	(9.2)	(7.4)	(10.2)
Effect of Research, Domestic Production
Activities, Extraterritorial Income
tax benefits	(0.5)	(1.3)	(2.0)
Acquired in-process research
and development	3.6	1.8	—
Repatriation of foreign earnings
under the AJCA	—	(1.1)	7.7
Other, net	(0.2)	—	0.1
	28.9%	27.6%	31.3%

     The approximate dollar and diluted earnings per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2007–$80,300 and $0.32; 2006–$70,000 and $0.27; and 2005–$75,150 and $0.29. The tax holidays expire at various dates through 2023.

     The Company made income tax payments, net of refunds, of $345,049 in 2007, $398,808 in 2006 and $183,867 in 2005.

7 Supplemental Financial Information

Other Income (Expense), Net
     Other income (expense), net in 2007 was $944, which primarily included income from license and other agreements of $6,128, partially offset by net write downs of certain investments of $(5,538) and foreign exchange losses (inclusive of hedging costs) of $(4,191).

     Other income (expense), net in 2006 was $(8,762), which primarily included net write downs of certain investments of $(11,046) and foreign exchange losses (inclusive of hedging costs) of $(5,142), partially offset by income from license and other agreements of $4,281.

     Other income (expense), net in 2005 was $(7,064), which primarily included foreign exchange losses (inclusive of hedging costs) of $(3,976) and net write downs of certain investments of $(3,519).

Trade Receivables, Net
Allowances for doubtful accounts and cash discounts netted against trade receivables were $39,650 and $38,256 at September 30, 2007 and 2006, respectively.

Inventories
Inventories at September 30 consisted of:

	2007	2006
Materials	$142,484	$121,598
Work in process	195,155	156,957
Finished products	714,320	597,183
	$1,051,959	$875,738

Property, Plant and Equipment, Net
Property, Plant and Equipment, Net at September 30 consisted of:

	2007	2006
Land	$79,368	$68,882
Buildings	1,597,356	1,361,614
Machinery, equipment and fixtures	3,596,781	3,239,397
Leasehold improvements	80,610	73,064
	5,354,115	4,742,957
Less accumulated depreciation and amortization	2,856,777	2,609,409
	$2,497,338	$2,133,548

8 Debt

Short-term debt at September 30 consisted of:

	2007	2006
Loans payable:
Domestic	$200,000	$200,000
Foreign	6,768	126,121
Current portion of long-term debt	866	101,097
	$207,634	$427,218

     Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for Short-term debt were 5.2% and 4.6% at September 30, 2007 and 2006, respectively. During 2007, the Company amended its syndicated credit facility to increase the amount available from $900 million to $1 billion and extend the expiration date from August 2009 to December 2011. During 2008, the facility was again amended, extending its expiration date to December 2012. This credit facility provides backup support for the commercial paper program and can also be used for other general corporate purposes.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

This credit facility includes a restrictive covenant that requires a minimum interest coverage ratio. There were no borrowings outstanding under the facility at September 30, 2007. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $175,000 at September 30, 2007, of which $168,000 was unused.

Long-Term Debt at September 30 consisted of:

	2007	2006
Domestic notes due through 2013
(average year-end interest rate:
4.3%–2007; 4.2%–2006)	$9,801	$10,566
7.15% Notes due October 1, 2009	205,914	206,144
4.55% Notes due April 15, 2013	198,734	198,537
4.90% Notes due April 15, 2018	206,214	206,674
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050
	$955,713	$956,971

     Long-term debt balances as of September 30, 2007 and 2006 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 9.

     The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2009 to 2012 are as follows: 2009–$745; 2010–$206,385; 2011–$466; 2012–$119.

     The Company capitalizes interest costs as a component of the cost of construction in progress. A summary of interest costs for the years ended September 30 were as follows:

	2007	2006	2005
Charged to operations	$46,420	$66,046	$55,673
Capitalized	27,528	19,955	14,770
	$73,948	$86,001	$70,443

     Interest paid, net of amounts capitalized, was $50,730 in 2007, $62,514 in 2006 and $68,527 in 2005.

9 Financial Instruments

Foreign Exchange Derivatives
The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables and third party product sales. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company’s foreign currency risk exposure is in Europe, Asia Pacific, Canada, Japan, and Latin America.

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

     In addition, the Company enters into option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company’s cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from Accumulated other comprehensive income (loss) to revenues. The Company recorded hedge net gains, exclusive of hedging costs, of $6,911 and $8,242 and a net loss, exclusive of hedging costs, of $1,876 to revenues in 2007, 2006 and 2005, respectively. Revenues in 2007, 2006 and 2005 are net of hedging costs of $15,136, $12,508 and $17,286, respectively, related to the purchased option contracts. The Company records in Other income (expense), net, the premium or cost of the forward contracts, which is excluded from the assessment of hedge effectiveness. The net premium was $562 in 2006 and the net cost was $236 in 2005. All outstanding contracts that were designated as cash flow hedges as of September 30, 2007 will mature by September 30, 2008. At September 30, 2007 and 2006, Accumulated other comprehensive income (loss) included unrealized losses of $4,994 and $1,522, respectively, net of tax, relating to foreign exchange derivatives that have been designated as cash flow hedges.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Interest Rate Derivatives
The Company’s policy is to manage interest cost using a mix of fixed and floating rate debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by amounts recorded in other comprehensive income (loss). There was no ineffective portion to the hedges recognized in earnings during the period. If interest rate derivatives designated as cash flow hedges mature or are terminated, then the balance in other comprehensive income (loss) attributable to those derivatives is reclassified into earnings over the remaining life of the hedged debt. The amount that will be reclassified and recorded in Interest expense, net within the next 12 months is $1,760.

     At September 30, 2007 and 2006, Accumulated other comprehensive income (loss) included an unrealized loss of $11,397 and $12,273, respectively, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

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

     The fair value of forward exchange contracts and currency options were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company’s financial instruments at September 30 were as follows:

	2007		2006
	Carrying	Fair	Carrying		Fair
	Value	Value	Value		Value
Assets:
Currency options(A)	$3,982	$3,982	$12,471		$12,471
Forward exchange contracts(A)	8,007	8,007	3,156		3,156
Interest rate swaps(A)	5,914	5,914	6,144		6,144
Equity securities	1,291	1,291	25,436	(B)	25,436	(B)
Liabilities:
Forward exchange contracts(C)	8,968	8,968	2,878		2,878
Long-term debt	955,713	949,490	956,971		976,404

(A)	Included in Prepaid expenses, deferred taxes and other.

(B)	Included in Other non-current assets and primarily represents equity securities in TriPath, acquired on December 20, 2006.

(C)	Included in Accrued Expenses.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

10 Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	Common
	Stock	Capital in
	Issued at	Excess of	Retained	Deferred	Treasury Stock
	Par Value	Par Value	Earnings	Compensation	Shares	Amount
Balance at September 30, 2004	$332,662	$414,515	$4,264,778	$10,222	(83,327,295)	$(1,816,756)
Net income			722,263
Cash dividends:
Common ($.72 per share)			(181,189)
Common stock issued for:
Share-based compensation plans, net		124,220			4,638,097	44,839
Business acquisitions		206			4,565	45
Share-based compensation		70,199
Common stock held in trusts, net				58	40,472	(58)
Repurchase of common stock					(9,711,800)	(549,999)
Conversion of ESOP preferred stock		6,706			3,378,028	24,436
Balance at September 30, 2005	$332,662	$615,846	$4,805,852	$10,280	(84,977,933)	$(2,297,493)
Net income			752,280
Cash dividends:
Common ($.86 per share)			(212,435)
Common stock issued for:
Share-based compensation plans, net		148,342			5,066,384	49,057
Business acquisitions		734			15,864	156
Share-based compensation		108,613
Common stock held in trusts, net				854	(17,275)	(854)
Repurchase of common stock					(7,281,100)	(448,882)
Balance at September 30, 2006	$332,662	$873,535	$5,345,697	$11,134	(87,194,060)	$(2,698,016)
Net income			890,033
Cash dividends:
Common ($.98 per share)			(239,943)
Common stock issued for:
Share-based compensation plans, net		143,420			4,380,724	43,213
Business acquisitions		707			10,812	105
Share-based compensation		107,706
Common stock held in trusts, net				1,071	(70,542)	(1,071)
Repurchase of common stock					(5,952,000)	(450,124)
Balance at September 30, 2007	$332,662	$1,125,368	$5,995,787	$12,205	(88,825,066)	$(3,105,893)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Common stock held in trusts represents rabbi trusts in connection with deferred compensation under the Company’s employee salary and bonus deferral plan and directors’ deferral plan. In December 2004, the remaining unallocated shares of ESOP preferred stock were converted to BD common stock and were fully utilized by April 2005.

11 Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) were as follows:

	2007	2006
Foreign currency translation adjustments	$237,394	$(13,017)
Minimum pension liability adjustment	—	(12,059)
Benefit plans adjustment	(218,595)	—
Unrealized (loss) gain on investments	(580)	10,063
Unrealized losses on cash flow hedges	(16,391)	(13,795)
	$1,828	$(28,808)

     The change in Accumulated other comprehensive income (loss) consists of other comprehensive income (loss) of $240,331, offset by the SFAS No. 158 adjustments of $209,695.

     The income tax provision (benefit) recorded in fiscal years 2007 and 2006 for the unrealized gains on investments were $(6,524) and $743, respectively. The income tax benefit recorded in fiscal years 2007 and 2006 for cash flow hedges were $1,247 and $800, respectively. The income tax provision recorded in fiscal years 2007 and 2006 for the minimum pension liability adjustment were $2,050 and $47,259, respectively. Income taxes are generally not provided for translation adjustments.

     The unrealized losses on cash flow hedges included in other comprehensive income (loss) for 2007 and 2006 are net of reclassification adjustments of $5,099 and $2,645, net of tax, respectively, for realized net hedge losses recorded to revenues. These amounts had been included in Accumulated other comprehensive income (loss) in prior periods. The tax benefits associated with these reclassification adjustments in 2007 and 2006 were $3,126 and $1,621, respectively.

12 Commitments and Contingencies

Commitments
Rental expense for all operating leases amounted to $68,100 in 2007, $63,400 in 2006, and $59,000 in 2005. Future minimum rental commitments on noncancelable leases are as follows: 2008–$45,600; 2009–$34,200; 2010–$25,200; 2011–$18,300; 2012–$14,100 and an aggregate of $16,200 thereafter.

     As of September 30, 2007, the Company has certain future purchase commitments aggregating to approximately $365,000, which will be expended over the next several years.

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

     The Company is also named as a defendant in four purported class action suits brought on behalf of indirect purchasers of the Company’s products, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Jabo’s Pharmacy, Inc., et. al. v. Becton Dickinson & Company (Case No. 2:05-CV-00162, United States District Court, Greenville, Tennessee) filed on June 7, 2005; Drug Mart Tallman, Inc., et. al. v. Becton Dickinson and Company (Case No. 2:06-CV-00174, U.S. District Court, Newark, New Jersey), filed on January 17, 2006;

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Medstar v. Becton Dickinson (Case No. 06-CV-03258-JLL (RJH), U.S. District Court, Newark, New Jersey), filed on May 18, 2006; and The Hebrew Home for the Aged at Riverdale v. Becton Dickinson and Company (Case No. 07-CV-2544, U.S. District Court, Southern District of New York), filed on March 28, 2007. A fifth purported class action on behalf of indirect purchasers (International Multiple Sclerosis Management Practice v. Becton Dickinson & Company (Case No. 2:07-cv-10602, U.S. District Court, Newark, New Jersey), filed on April 5, 2007) was voluntarily withdrawn by the plaintiff.

     The plaintiffs in each of the antitrust class action lawsuits seek monetary damages. All of the antitrust class action lawsuits have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in federal court in New Jersey.

     On August 31, 2005, Daniels Sharpsmart filed suit against the Company, another manufacturer and three group purchasing organizations under the caption Daniels Sharpsmart, Inc. v. Tyco International, (US) Inc., et. al. (Civil Action No. 505CV169, United States District Court, Eastern District of Texas). The plaintiff alleged, among other things, that the Company and the other defendants conspired to exclude the plaintiff from the sharps-collection market by entering into long-term contracts in violation of federal and state antitrust laws, and sought monetary damages. On September 28, 2007, the Company and the plaintiff entered into an agreement to settle the matter on terms that are not material to the Company.

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

     In June 2007, Retractable Technologies, Inc. (“plaintiff”) filed a complaint against the Company under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company (Civil Action No. 2:07-cv-250, United States District Court, Eastern District of Texas). Plaintiff alleges that the BD Integra syringes infringe patents licensed exclusively to the plaintiff. This patent claim was not covered by the release contained in the July 2004 settlement agreement between the Company and plaintiff to settle the lawsuit previously filed by plaintiff. In its complaint, plaintiff also alleges that the Company engaged in false advertising with respect to certain of the Company’s safety-engineered products in violation of the Lanham Act; acted to exclude the plaintiff from various product markets and to maintain its market share through, among other things, exclusionary contracts in violation of state and Federal antitrust laws; and engaged in unfair competition. The non-patent claims purport to relate to actions allegedly taken by the Company following the date of the July 2004 settlement agreement referenced above. Plaintiff seeks treble damages, attorney’s fees and injunctive relief.

     The Company, along with another manufacturer and several medical product distributors, is named as a defendant in three product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, these actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. In some cases, these actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. The Company had previously been named as a defendant in eight similar suits relating to healthcare workers who allegedly sustained accidental needle-sticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the three pending suits:

  In Ohio, Grant vs. Becton Dickinson et. al. (Case No. 98CVB075616, Franklin County Court), on September 21, 2006, the Ohio Court of Appeals reversed the trial court’s grant of class certification. The matter has been remanded to the trial court for a determination of whether the class can be redefined.

  In Oklahoma and South Carolina, cases have been filed on behalf of an unspecified number of healthcare workers seeking class action certification under the laws of these states in state court in Oklahoma, under the caption Palmer vs. Becton Dickinson et. al. (Case No. CJ-98-685, Sequoyah County District Court), filed on October 27, 1998, and in state court in South Carolina, under the caption Bales vs. Becton Dickinson et. al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

     The Company continues to oppose class action certification in these cases, including pursuing all appropriate rights of appeal.

     The Company, along with a number of other manufacturers, was named as a defendant in approximately 524 product liability lawsuits in various state and Federal courts related to natural rubber latex gloves which the Company ceased manufacturing in 1995. Cases pending in Federal court are being coordinated under the matter In re Latex Gloves Products Liability Litigation (MDL Docket No. 1148) in Philadelphia, and analogous procedures have been implemented in the state courts of California, Pennsylvania, New Jersey and New York. Generally, these actions allege that medical personnel have suffered allergic reactions ranging from skin irritation to anaphylaxis as a result of exposure to medical gloves containing natural rubber latex. Since the inception of this litigation, 467 of these cases have been closed with no liability to the Company, and 46 cases have been settled for an aggregate de minimis amount.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     On August 8, 2005, the Company received a subpoena issued by the Attorney General of the State of Connecticut, which seeks documents and information relating to the Company’s participation as a member of Healthcare Research & Development Institute, LLC (“HRDI”), a healthcare trade organization. The subpoena indicated that it was issued as part of an investigation into possible violations of the antitrust laws. On August 21, 2006, the Company received a subpoena issued by the Attorney General of the State of Illinois which sought documents and information relating to the Company’s participation as a member of HRDI. The subpoena indicated that it was issued as part of an investigation into possible violations of the Illinois Consumer Fraud and Deceptive Business Practices Act, Charitable Trust Act, and Solicitation for Charity Act. An independent member of the Company’s board of directors, Gary Mecklenburg, also served as a member and the non-executive chairman of HRDI until November 5, 2006. In January 2007, it was reported that HRDI entered into a settlement with the Attorneys General of Connecticut and Florida with respect to the investigation being conducted by the Connecticut Attorney General (the Company has not been contacted by the State of Florida). To the Company’s knowledge, both the Connecticut and Illinois investigations are still ongoing. The Company believes that its participation in HRDI complied fully with the law and has responded to these subpoenas. The Company has not received any communication with respect to either investigation since completing its document production.

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

     As was previously reported, Becton Dickinson France, S.A., a subsidiary of the Company, was listed among approximately 2,200 other companies in an October 2005 report of the Independent Inquiry Committee (“IIC”) of the United Nations (“UN”) as having been involved in humanitarian contracts in which unauthorized payments were suspected of having been made to the Iraqi Government in connection with the UN’s Oil-for-Food Programme (the “Programme”). The Company conducted an internal review and found no evidence that the Company or any employee or representative of the Company made, authorized, or approved improper payments to the Iraqi Government in connection with the Programme. The Company reported the results of its internal review to the Vendor Review Committee of the United Nations Procurement Service. In May 2007, the French Judicial Police conducted searches of the Company’s offices in France with respect to the matters that were the subject of the 2005 IIC report. The Company was informed that it is one of a number of companies named in the IIC report that is being investigated by the French Judicial Police. The Company is cooperating fully with the investigation.

     In July 2007, the Company received notice of a suit instituted in Saudi Arabia by El Seif Development (“El Seif”), a former distributor of the Company (Case No. 7516, Board of Grievances, Saudi Arabia). El Seif seeks monetary damages arising out of the termination of its distributor agreement and other contractual arrangements with the Company.

     The Company has been served with a qui tam complaint filed by a private party against the Company in the United States District Court, Northern District of Texas, alleging violations of the Federal False Claims Act (“FCA”) and the Texas False Claims Act (the “TFCA”). Under the FCA, the United States Department of Justice, Civil Division has a certain period of time in which to decide whether to join the claim against the Company as an additional plaintiff; if not, the private plaintiff is free to pursue the claim on its own. A similar process is followed under the TFCA. To the Company’s knowledge, no decision has yet been made by the Civil Division or the State of Texas whether to join this claim.

     The Company believes that it has meritorious defenses to each of the above-mentioned suits pending against the Company and is engaged in a vigorous defense of each of these matters.

     The Company is also involved both as a plaintiff and a defendant in other legal proceedings and claims that arise in the ordinary course of business.

     The Company is a party to a number of Federal proceedings in the United States brought under the Comprehensive Environment Response, Compensation and Liability Act, also known as “Superfund,” and similar state laws. The affected sites are in varying stages of development. In some instances, the remedy has been completed, while in others, environmental studies are commencing. For all sites, there are other potentially responsible parties that may be jointly or severally liable to pay all cleanup costs.

     Given the uncertain nature of litigation generally, the Company is not able in all cases to estimate the amount or range of loss that could result from an unfavorable outcome of the litigation to which the Company is a party. In accordance with U.S. generally accepted accounting principles, the Company establishes accruals to the extent probable future

Notes to Consolidated Financial Statements Becton, Dickinson and Company

losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). In view of the uncertainties discussed above, the Company could incur charges in excess of any currently established accruals and, to the extent available, excess liability insurance. In the opinion of management, any such future charges, individually or in the aggregate, could have a material adverse effect on the Company’s consolidated results of operations and consolidated cash flows.

13 Share-Based Compensation

The Company grants share-based awards under the 2004 Employee and Director Equity-Based Compensation Plan (“2004 Plan”), which provides for long-term incentive compensation to employees and directors consisting of: stock appreciation rights (“SARs”), stock options, performance-based restricted stock units, time-vested restricted stock units and other stock awards. The Company believes such awards align the interest of its employees and directors with those of its shareholders. Prior to the adoption of the 2004 Plan, the Company had employee and director stock option plans, which were terminated with respect to future grants effective upon shareholder approval of the 2004 Plan in February 2004. In 2007, 2006 and 2005, the compensation expense for these plans charged to income was $107,706, $108,613 and $70,199, respectively, and the associated income tax benefit recognized was $37,179, $35,155 and $19,941, respectively.

Stock Appreciation Rights
Beginning with the annual share-based grant in November 2005, the Company granted SARs and discontinued the issuance of stock options. SARs represent the right to receive, upon exercise, shares of common stock having a value equal to the difference between the market price of common stock on the date of exercise and the exercise price on the date of grant. SARs vest over a four-year period and have a ten-year term, similar to the previously granted stock options. The fair value was estimated on the date of grant using a lattice-based binomial option valuation model that uses the following weighted-average assumptions in 2007 and 2006: risk-free interest rate of 4.56% and 4.48%, respectively; expected volatility of 28% for both years; expected dividend yield of 1.37% and 1.46%, respectively, and expected life of 6.5 years for both years. Expected volatility is based upon historical volatility for the Company’s common stock and other factors.

The expected term of SARs granted is derived from the output of the model, using assumed exercise rates based on historical exercise and termination patterns, and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date. The weighted average grant date fair value of SARs granted during 2007 and 2006 was $22.66 and $18.43, respectively. The total intrinsic value of SARs exercised during 2007 was $321. The Company issued 3,192 shares during 2007 to satisfy the SARs exercised.

     A summary of SARs outstanding as of September 30, 2007, and changes during the year then ended is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Grant Date	Contractual	Intrinsic
	SARs	Fair Value	Term (Years)	Value
Balance at October 1	1,684,541	$59.16
Granted	1,570,336	71.75
Exercised	(18,882)	59.16
Forfeited, canceled
or expired	(71,266)	65.62
Balance at
September 30	3,164,729	$65.26	8.63	$53,137
Vested and expected to
vest at September 30	2,896,169	$65.17	8.62	$48,885
Exercisable at
September 30	479,130	$59.90	8.20	$10,613

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

     The weighted average grant date fair value of stock options granted during 2005 was $17.16.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     A summary of stock options outstanding as of September 30, 2007, and changes during the year then ended is as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Stock	Exercise	Contractual	Intrinsic
	Options	Price	Term (Years)	Value
Balance at October 1	18,253,990	$34.90
Granted	—	—
Exercised	(4,213,955)	31.83
Forfeited, canceled
or expired	(42,288)	39.70
Balance at
September 30	13,997,747	$35.81	4.75	$647,241
Vested and expected to
vest at September 30	13,826,293	$35.68	4.73	$641,058
Exercisable at
September 30	12,283,204	$34.39	4.49	$585,412

     Cash received from the exercising of stock options in 2007, 2006 and 2005 was $134,133, $147,831 and $123,613, respectively. The actual tax benefit realized for tax deductions from stock option exercises totaled $59,491, $48,751 and $44,958, respectively. The total intrinsic value of stock options exercised during the years 2007, 2006 and 2005 was $187,537, $168,752 and $134,342, respectively.

Performance-Based Restricted Stock Units
Performance-based restricted stock units cliff vest three years after the date of grant. These units are tied to the Company’s performance against pre-established targets, including its average growth rate of consolidated revenues and average return on invested capital, over a three-year performance period. Under the Company’s long-term incentive program, the actual payout under these awards may vary from zero to 250% of an employee’s target payout, based on the Company’s actual performance over the three-year performance period. The fair value is based on the market price of the Company’s stock on the date of grant. Compensation cost initially recognized assumes that the target payout level will be achieved and is adjusted for subsequent changes in the expected outcome of performance-related conditions.

     A summary of performance-based restricted stock units outstanding as of September 30, 2007, and changes during the year then ended is as follows:

		Weighted
		Average
	Stock	Grant Date
	Units	Fair Value
Balance at October 1	3,013,113	$54.62
Granted	1,210,648	71.72
Vested	(120,923)	39.71
Forfeited or canceled	(218,883)	57.84
Balance at September 30(A)	3,883,955	$60.23
Expected to vest at September 30(B)	1,954,149	$58.11
(A)	Based on 250% of the target payout.
(B)	Net of expected forfeited units and units in excess of the expected performance payout of 241,858 and 1,687,948, respectively.

     The weighted average grant date fair value of performance-based restricted stock units granted during the years 2006 and 2005 was $59.16 and $54.41, respectively. At September 30, 2007, the weighted average remaining contractual term of performance-based restricted stock units is 1.10 years.

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

     A summary of time-vested restricted stock units outstanding as of September 30, 2007, and changes during the year then ended is as follows:

		Weighted
		Average
	Stock	Grant Date
	Units	Fair Value
Balance at October 1	1,166,718	$55.95
Granted	540,853	72.20
Vested	(42,944)	55.83
Forfeited or canceled	(46,545)	72.03
Balance at September 30	1,618,082	$61.11
Expected to vest at September 30	1,456,274	$61.11

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     The weighted average grant date fair value of time-vested restricted stock units granted during the years 2006 and 2005 was $59.62 and $54.48, respectively. At September 30, 2007, the weighted average remaining contractual term of the time-vested restricted stock units is 2.03 years.

     The amount of unrecognized compensation expense for all non-vested share-based awards as of September 30, 2007, is approximately $108.4 million, which is expected to be recognized over a weighted-average remaining life of approximately 1.95 years. At September 30, 2007, 6,420,643 shares were authorized for future grants under the 2004 Plan.

     The Company has a policy of satisfying share-based payments through either open market purchases or shares held in treasury. At September 30, 2007, the Company has sufficient shares held in treasury to satisfy these payments in 2008.

Other Stock Plans
The Company has a Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan. At September 30, 2007 and 2006, awards for 214,206 and 270,762 shares, respectively, were outstanding.

     The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance of 300,000 shares of the Company’s common stock. No restricted shares were issued in 2007.

     The Company has a Directors’ Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2007, 117,044 shares were held in trust, of which 3,466 shares represented Directors’ compensation in 2007, in accordance with the provisions of the plan. Under this plan, which is unfunded, directors have an unsecured contractual commitment from the Company.

     The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2007, 265,846 shares were issuable under this plan.

14 Earnings per Share

The weighted average common shares used in the computations of basic and diluted earnings per share (shares in thousands) for the years ended September 30 were as follows:

	2007	2006	2005
Average common shares outstanding	244,929	247,067	251,429
Dilutive share equivalents from
share-based plans	9,881	9,487	9,283
Average common and common equivalent
shares outstanding–assuming dilution	254,810	256,554	260,712

15 Segment Data

The Company’s organizational structure is based upon its three principal business segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”).

     The principal product lines in the Medical segment include needles, syringes and intravenous catheters for medication delivery; prefilled IV flush syringes; syringes and pen needles for the self-injection of insulin and other drugs used in the treatment of diabetes; prefillable drug delivery devices provided to pharmaceutical companies and sold to end-users as drug/device combinations; surgical blades/scalpels and regional anesthesia needles and trays; critical care monitoring devices; ophthalmic surgical instruments; sharps disposal containers; and home healthcare products. The principal products and services in the Diagnostics segment include integrated systems for specimen collection; an extensive line of safety-engineered specimen blood collection products and systems; plated media; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and healthcare-associated infections; microorganism identification and drug susceptibility systems; liquid-based cytology systems for cervical cancer screening; and rapid diagnostic assays. The principal product lines in the Biosciences segment include fluorescence activated cell sorters and analyzers; cell imaging systems; monoclonal antibodies and kits for performing cell analysis; reagent systems for life sciences research; tools to aid in drug discovery and growth of tissue and cells; cell culture media supplements for biopharmaceutical manufacturing; and diagnostic assays.

     The Company evaluates performance of its business segments based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

     Distribution of products is primarily through independent sales representatives, independent distribution channels, and directly to other end-users. Sales to a distributor that supplies products from the Medical and Diagnostics segments accounted for approximately 9% of revenues in 2007, and 11% of revenues in 2006 and 2005, respectively. No other customer accounted for 10% or more of revenues in any of the three years presented.

Revenues(A)	2007		2006		2005
Medical	$3,420,670		$3,106,646		$2,884,240
Diagnostics	1,905,105		1,715,090		1,632,260
Biosciences	1,033,933		916,281		824,333
	$6,359,708		$5,738,017		$5,340,833

Segment Operating Income
Medical	$971,990		$864,180		$747,777
Diagnostics	342,778	(B)	390,355	(B)	403,420
Biosciences	258,806	(B)	221,925		185,827
Total Segment Operating Income	1,573,574		1,476,460		1,337,024
Unallocated Expenses(C)	(369,629)		(350,558)		(299,495)
Income From Continuing Operations
Before Income Taxes	$1,203,945		$1,125,902		$1,037,529

Segment Assets
Medical	$3,289,490		$2,835,613		$2,656,320
Diagnostics	1,843,654		1,485,959		1,245,769
Biosciences	817,000		727,634		678,286
Total Segment Assets	5,950,144		5,049,206		4,580,375
Corporate and All Other(D)	1,379,221		1,775,319		1,552,418
	$7,329,365		$6,824,525		$6,132,793

Capital Expenditures
Medical	$352,696		$268,669		$182,737
Diagnostics	113,691		104,815		99,742
Biosciences	73,502		38,952		22,218
Corporate and All Other	16,505		44,631		11,143
	$556,394		$457,067		$315,840

Depreciation and Amortization
Medical	$223,430		$210,044		$197,998
Diagnostics	138,936		116,072		102,882
Biosciences	68,889		63,383		64,599
Corporate and All Other	10,086		12,833		17,190
	$441,341		$402,332		$382,669
(A)	Intersegment revenues are not material.
(B)	Includes the acquired in-process research and development charges in 2007 related to the TriPath and Plasso acquisitions, and in 2006 related to the GeneOhm acquisition, as discussed in Note 3.
(C)	Includes primarily share-based compensation expense; interest, net; foreign exchange; and corporate expenses.
(D)	Includes cash and investments and corporate assets.

Revenues by Organizational Units	2007	2006	2005
BD Medical
Medical Surgical Systems	$1,864,080	$1,748,743	$1,661,150
Diabetes Care	695,981	656,533	600,172
Pharmaceutical Systems	791,900	639,694	563,271
Ophthalmic Systems	68,709	61,676	59,647
	$3,420,670	$3,106,646	$2,884,240
BD Diagnostics
Preanalytical Systems	$1,006,692	$927,759	$854,831
Diagnostic Systems	898,413	787,331	777,429
	$1,905,105	$1,715,090	$1,632,260
BD Biosciences
Immunocytometry Systems	$588,401	$502,847	$452,383
Discovery Labware	277,902	256,085	231,365
Pharmingen	167,630	157,349	140,585
	$1,033,933	$916,281	$824,333
	$6,359,708	$5,738,017	$5,340,833

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

	2007	2006	2005
Revenues
United States	$3,033,005	$2,739,344	$2,521,672
Europe	2,047,388	1,762,782	1,670,963
Other	1,279,315	1,235,891	1,148,198
	$6,359,708	$5,738,017	$5,340,833

Long-Lived Assets
United States	$2,172,327	$1,934,994	$1,687,808
Europe	1,106,284	893,495	823,694
Other	646,188	540,925	424,165
Corporate	274,000	269,858	221,812
	$4,198,799	$3,639,272	$3,157,479

Becton, Dickinson and Company

Quarterly Data (unaudited)
Thousands of dollars, except per share amounts
					2007
	1st		2nd		3rd		4th		Year
Revenues	$1,501,526		$1,575,922		$1,631,159		$1,651,101		$6,359,708
Gross Profit	792,593		811,382		840,088		843,724		3,287,787
Income from Continuing Operations	131,051	(B)	235,539		240,469	(B)	249,108		856,167	(B)
Earnings per Share:
Income from Continuing Operations	.53		.96		.98		1.02		3.50
Income from Discontinued Operations	.05		.03		.02		.04		.14
Basic Earnings per Share	.58		.99		1.00		1.07		3.63

Income from Continuing Operations	.51		.92		.95		.98		3.36
Income from Discontinued Operations	.05		.03		.02		.04		.13
Diluted Earnings per Share(A)	.56		.95		.96		1.03		3.49

					2006
	1st		2nd		3rd		4th		Year
Revenues	$1,393,845		$1,424,209		$1,457,347		$1,462,616		$5,738,017
Gross Profit	727,899		725,443		737,832		753,578		2,944,752
Income from Continuing Operations	223,702		163,458	(C)	211,070		216,880		815,110	(C)
Earnings per Share:
Income from Continuing Operations	.90		.66		.86		.88		3.30
Loss from Discontinued Operations	(.02)		(.04)		(.02)		(.17	)(D)	(.25	)(D)
Basic Earnings per Share(A)	.88		.62		.84		.71		3.04

Income from Continuing Operations	.87		.63		.83		.85		3.18
Loss from Discontinued Operations	(.02)		(.04)		(.02)		(.17	)(D)	(.24	)(D)
Diluted Earnings per Share(A)	.85		.60		.81		.68		2.93
(A)	Total per share amounts may not add due to rounding.
(B)	Includes the acquired in-process research and development charges in the first and third quarters related to the TriPath and Plasso acquisitions, respectively, as discussed in Note 3.
(C)	Includes the acquired in-process research and development charge related to the GeneOhm acquisition, as discussed in Note 3.
(D)	Includes the impact of the BGM exit costs, as discussed in Note 3.

Corporate Information	Becton, Dickinson and Company

Annual Meeting
1:00 p.m.
Tuesday, January 29, 2008
Hilton Short Hills
41 John F. Kennedy Parkway
Short Hills, NJ 07078

This annual report is not a solicitation of proxies.

Direct Stock Purchase Plan
The Direct Stock Purchase Plan established through Computershare Trust Company, N.A., enhances the services provided to existing shareholders and facilitates initial investments in BD shares. Plan documentation and additional information may be obtained by calling Computershare Trust Company, N.A., at 1-877-498-8861, or by accessing the “Buy Shares” feature located within the Investor Centre of Computershare’s website at www.computershare.com.

NYSE Symbol
BDX

On February 22, 2007, Edward J. Ludwig, Chairman, President and Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by BD of NYSE Corporate Governance listing standards.

The certifications of Mr. Ludwig and John R. Considine, Senior Executive Vice President and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of BD’s public disclosure, have been filed as exhibits to the Company’s 2007 Annual Report on Form 10-K.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-877-498-8861
International: 1-781-575-2726
Internet: www.computershare.com

Common Stock Prices and Dividends (per common share)
By Quarter		2007
	High	Low	Dividends
First	$73.79	$68.81	$0.245
Second	78.14	69.85	0.245
Third	80.87	73.65	0.245
Fourth	82.61	74.24	0.245

By Quarter		2006
	High	Low	Dividends
First	$60.72	$50.07	$0.215
Second	65.76	58.97	0.215
Third	65.28	58.31	0.215
Fourth	70.67	58.84	0.215

Shareholder Information

At November 14, 2007, BD had approximately 8,862 shareholders of record. BD’s Statement of Corporate Governance Principles, BD’s Business Conduct and Compliance Guide, the charters of BD’s Committees of the Board of Directors, BD’s reports and statements filed with or furnished to the Securities and Exchange Commission and other information are posted on BD’s website at www.bd.com/investors/.

Shareholders may receive, without charge, printed copies of these documents, including BD’s 2007 Annual Report on Form 10-K, by contacting:

Investor Relations
BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Phone: 1-212-773-3000
Internet: www.ey.com

The trademarks indicated by italics are the property of Becton, Dickinson and Company, its subsidiaries or related companies. All other brands are trademarks of their respective owners.

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures. ©2007 BD

Reconciliations to adjusted amounts (in millions)	2007	2006
Operating income	$1,203	$1,141
Acquired in-process R&D	122	53
Insurance settlement	—	(17)
Operating income – adjusted	$1,325	$1,178
% change from 2006	13%
as a % of revenues	20.8%	20.5%
Amounts may not add due to rounding.