Form 10-K, Exhibit 13
period 2008-09-30
BECTON DICKINSON & CO
filed 2008-11-26
CIK 10795

Exhibit 13

Summary	Becton, Dickinson and Company

Ten-Year Summary of Selected Financial Data
Years Ended September 30
Dollars in millions, except per share amounts

	2008	2007	2006	2005

Operations
Revenues	$7,155.9	$6,359.7	$5,738.0	$5,340.8
Research and Development Expense	396.2	360.1	301.9	267.7
Operating Income	1,552.1	1,203.2	1,141.4	1,063.8
Interest (Income) Expense, Net	(3.0)	.2	6.8	19.3

Income From Continuing Operations Before Income Taxes	1,553.6	1,203.9	1,125.9	1,037.5
Income Tax Provision	425.7	347.8	310.8	325.0
Net Income	1,127.0	890.0	752.3	722.3
Basic Earnings per Share	4.61	3.63	3.04	2.87
Diluted Earnings per Share	4.46	3.49	2.93	2.77
Dividends per Common Share	1.14	.98	.86	.72

Financial Position
Current Assets	$3,614.7	$3,130.6	$3,185.3	$2,975.3
Current Liabilities	1,416.6	1,478.8	1,576.3	1,299.4
Property, Plant and Equipment, Net	2,744.5	2,497.3	2,133.5	1,933.7
Total Assets	7,912.9	7,329.4	6,824.5	6,132.8
Long-Term Debt	953.2	955.7	957.0	1,060.8
Shareholders’ Equity	4,935.6	4,362.0	3,836.2	3,284.0
Book Value Per Common Share	20.30	17.89	15.63	13.26

Financial Relationships
Gross Profit Margin	51.2%	51.7%	51.3%	50.9%
Return on Revenues(E)	15.8%	13.5%	14.2%	13.3%
Return on Total Assets(B) (E)	20.9%	17.7%	18.4%	18.4%
Return on Equity(E)	24.3%	20.9%	22.9%	22.4%
Debt to Capitalization(D) (E)	18.8%	20.9%	25.8%	27.1%

Additional Data
Number of Employees	28,300	28,000	27,000	25,600
Number of Shareholders	8,820	8,896	9,147	9,442
Average Common and Common Equivalent Shares Outstanding - Assuming Dilution (millions)	252.7	254.8	256.6	260.7
Depreciation and Amortization	$477.4	$441.3	$402.3	$382.7
Capital Expenditures	602.0	556.4	457.1	315.8

(A)	Includes cumulative effect of accounting change of $36.8 million ($.14 per basic and diluted share).

(B)	Earnings before interest expense, taxes and cumulative effect of accounting changes as a percent of average total assets.

(C)	Excludes the cumulative effect of accounting changes.

(D)	Total debt as a percent of the sum of total debt, shareholders’ equity and net non-current deferred income tax liabilities.

(E)	Excludes discontinued operations in 1999 to 2008.

Becton, Dickinson and Company

2004	2003	2002	2001		2000	1999

$4,893.9	$4,449.1	$3,960.4	$3,667.6		$3,544.7	$3,412.6
230.8	218.5	201.1	193.8		207.8	203.9
878.2	800.8	689.1	645.9		507.4	477.3
29.6	36.5	33.2	55.3		74.2	72.0

843.8	761.6	642.1	548.6	(A)	512.7	404.8
204.9	182.1	153.7	139.3		122.0	96.9
467.4	547.1	480.0	401.7	(A)	392.9	275.7
1.85	2.14	1.85	1.55	(A)	1.54	1.09
1.77	2.07	1.79	1.49	(A)	1.49	1.04
.60	.40	.39	.38		.37	.34

$2,641.3	$2,503.5	$2,091.4	$1,930.1		$1,847.6	$1,843.0
1,050.1	1,059.4	1,271.5	1,285.4		1,382.4	1,358.6
1,881.0	1,831.8	1,750.4	1,701.3		1,565.5	1,423.9
5,752.6	5,572.3	5,029.0	4,790.8		4,505.1	4,437.0
1,171.5	1,184.0	803.0	782.8		778.5	954.0
3,067.9	2,897.0	2,480.9	2,321.7		1,956.0	1,768.7
12.30	11.54	9.71	8.96		7.72	7.05

50.5%	48.9%	48.3%	48.7%		48.6%	49.9%
13.1%	13.0%	12.3%	12.2	%(C)	11.0%	9.0%
15.7%	15.2%	13.9%	13.9%		13.4%	11.6%
21.4%	21.6%	20.3%	20.7	%(C)	21.0%	18.2%
28.1%	30.5%	32.7%	34.0%		41.7%	47.6%

25,000	24,800	25,200	24,800		25,000	24,000
9,654	9,868	10,050	10,329		10,822	11,433

263.3	263.6	268.2	268.8		263.2	264.6
$351.1	$332.8	$294.7	$292.0		$273.7	$257.8
260.5	253.0	253.5	364.1		371.0	311.4

Financial Review	Becton, Dickinson and Company

Company Overview

Becton, Dickinson and Company (“BD”) is a medical technology company engaged principally in the development, manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, industry and the general public. Our business consists of three worldwide business segments – BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”). Our products are marketed in the United States and internationally through independent distribution channels and directly to end-users by BD and independent sales representatives. References to years throughout this discussion relate to our fiscal years, which end on September 30.

          BD management operates the business consistent with the following core strategies:

•	To increase revenue growth by focusing on products that deliver greater benefits to patients, healthcare workers and researchers;

•	To improve operating effectiveness and balance sheet productivity; and,

•	To strengthen organizational and associate capabilities in the ever-changing healthcare environment.

Our efforts to increase revenues are focused on four specific areas of healthcare:

•	Reducing the spread of infection

•	Advancing global health

•	Enhancing therapy

•	Improving disease management

          In assessing the outcomes of these strategies and BD’s financial condition and operating performance, management generally reviews quarterly forecast data, monthly actual results, segment sales and other similar information. We also consider trends related to certain key financial data, including gross profit margin, selling and administrative expense, investment in research and development, return on invested capital, and cash flows.

          The results of our strategies are reflected in our fiscal 2008 financial and operational performance. Worldwide revenues in 2008 of $7.2 billion increased 13% from the prior year and reflected volume increases of approximately 7%, an estimated increase due to favorable foreign currency translation of 6%, and price decreases of less than 1%. U.S. revenues increased 5% to $3.2 billion. International revenues increased 19% to $4.0 billion with an estimated 11 percentage points of such growth coming from the favorable impact of foreign currency translation. Recently, worldwide currency markets have experienced extreme volatility. Our financial projections for 2009 discussed below are based on the foreign exchange rates in early November 2008 when we established our fiscal year budget. Fluctuations in these rates during 2009 may affect these projections. For a discussion of the financial impact of exchange rate fluctuations and the ways and extent to which we attempt to mitigate such impact, see “Financial Instrument Market Risk” below.

          Consistent with our strategy to provide products that deliver greater benefits to healthcare workers, and recognizing the issues surrounding sharps-related injuries, BD has developed a wide array of safety-engineered devices that are designed to reduce the incidence of needlestick injuries and exposure to bloodborne pathogens. These products are offered through our Medical and Diagnostics segments. Sales in the United States of safety-engineered devices grew 5% to $1.036 billion in 2008, from $987 million in 2007. International sales of safety-engineered devices grew 29% to $534 million in 2008 from $414 million in 2007, with an estimated 11 percentage points of such growth coming from the favorable impact of foreign currency translation. In 2009, we expect sales of safety-engineered devices to increase about 5 to 6% in the United States, and 11 to 12% internationally, after taking into account an estimated unfavorable foreign exchange impact of about 9%.

          Our anticipated revenue growth over the next three years is expected to come from business growth and expansion among all segments and regions of the world, and the development in each business segment of new products and services that provide increased benefits to patients, healthcare workers and researchers. Our ability to sustain our long-term growth will depend on a number of factors, including our ability to expand our core business (including geographical expansion), develop innovative new products with higher gross profit margins across our business segments, and continue to improve operating efficiency and organizational effectiveness. Numerous factors can affect our ability to achieve these goals including, without limitation, economic conditions in the United States and elsewhere, increased competition and healthcare cost containment initiatives. In this regard, we note that President-elect Barack Obama made healthcare reform a central part of his presidential campaign. However, no predictions can be made as to what, if any, reforms may be instituted or their potential effect on BD.

          We believe several important factors relating to our business tend to limit the impact on BD of potential economic or political events in countries in which we do business, including the effects of possible healthcare system reforms. For example, since many of our products are used in essential medical care, demand for such products has historically tended not to be significantly affected by economic fluctuations.

Financial Review Becton, Dickinson and Company

The international nature of our business and our ability to meet the needs of the worldwide healthcare industry with cost-effective and innovative products has also historically served to limit the impact of economic downturns in particular regions. However, world financial markets have recently experienced extreme disruption and economic conditions in the United States and abroad have significantly worsened. Accordingly, no assurance can be given that the current worldwide economic downturn (or future economic downturns) will not have a material adverse effect on our access to credit markets or the demand for our products and services or otherwise adversely affect our business.

Results of Continuing Operations

Medical Segment

Medical revenues in 2008 of $3.8 billion increased $380 million, or 11%, over 2007, which includes an estimated impact of favorable foreign currency translation of 6 percentage points.

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2008	2007	Total Change	Estimated Foreign Exchange Impact

Medical Surgical Systems	$2,005	$1,864	8%	4%
Pharmaceutical Systems	942	792	19%	10%
Diabetes Care	775	696	11%	5%
Ophthalmic Systems	79	69	15%	7%

Total Revenues	$3,801	$3,421	11%	6%

          Medical revenues reflected the growth of the Pharmaceutical Systems and Diabetes Care units, primarily outside of the United States, and the continued global conversion to safety-engineered products. The Pharmaceutical Systems unit grew by 19%, driven by growth in Europe and Asia-Pacific offset by lower growth in the United States when compared to fiscal 2007, which reflected very high growth to support customer product launches. Revenue growth in the Diabetes Care unit of 11% was driven primarily by double-digit growth in all regions outside of the United States. Revenue in the Medical Surgical Systems unit was primarily driven by growth in safety-engineered products and prefilled flush syringes. Sales of safety-engineered products increased 3% in the United States and 38% internationally. For 2009, we expect the full-year revenue growth for the Medical Segment to be flat to 1%, after taking into account an estimated unfavorable foreign exchange impact of about 5%.

          Medical operating income was $1.1 billion, or 28.1% of Medical revenues, in 2008, as compared with $1.0 billion, or 28.4%, of revenues in 2007. Operating income as a percentage of revenues reflects declines in gross margin from increased costs of raw materials, inventory write-offs and declines in sales of products that have higher overall gross profit margins. These items more than offset favorable manufacturing efficiencies and controls on selling and administrative expenses. Selling and administrative expense as a percent of Medical revenues in 2008 declined to 17.9% of revenues from 18.9% of revenues in 2007, primarily due to tight spending controls. Research and development expenses in 2008 increased $8.0 million, or 7%, reflecting continued investment in the development of new products and platforms.

Diagnostics Segment

Diagnostics revenues in 2008 of $2.2 billion increased $255 million, or 13%, over 2007, which reflected an estimated favorable impact of foreign currency translation of about 5 percentage points.

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2008	2007	Total Change	Estimated Foreign Exchange Impact

Preanalytical Systems	$1,124	$1,007	12%	5%
Diagnostic Systems	1,036	898	15%	4%

Total Revenues	$2,160	$1,905	13%	5%

          Revenue growth in the Preanalytical Systems unit was driven by the continued conversion to safety-engineered products. Sales of safety-engineered products reflected growth of 7% in the United States, driven by BD Vacutainer Push Button Blood Collection Set conversion activity, and 25% internationally. The Diagnostics Systems unit experienced growth in worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec, BD Viper and BD Affirm systems, along with solid growth of its BD BACTEC blood culture and TB systems and the BD Phoenix ID/AST platform. In addition, revenues from TriPath grew $31 million to $119 million and from GeneOhm grew $21 million to $42 million in 2008. For 2009, we expect full year revenue growth for the Diagnostics Segment to be about 2 to 3%, after taking into account an estimated unfavorable foreign exchange impact of about 4%.

Financial Review Becton, Dickinson and Company

          Diagnostics operating income was $526 million, or 24.3% of Diagnostics revenues in 2008, compared with $343 million, or 18.0% of revenues in 2007. Segment operating income reflects the in-process research and development charges of $115 million in 2007 related to the TriPath acquisition. The Diagnostics Segment experienced a slight improvement in gross profit margin from sales growth of products that have higher overall gross profit margins, in particular, safety-engineered products and the BD ProbeTec and BD Viper systems, and favorable foreign exchange. These improvements were slightly offset by manufacturing start-up costs and increases in raw material costs. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Diagnostics revenues in 2008 was 22.0% compared with 22.4% in 2007 primarily due to tight spending controls. Research and development expense increased $16 million, or 14%, reflecting continued investment in the development of new products and platforms with particular emphasis on our molecular platforms.

Biosciences Segment

Biosciences revenues in 2008 of $1.2 billion increased $161 million, or 16%, over 2007, which reflected an estimated impact of favorable foreign currency translation of 6 percentage points.

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2008	2007	Total Change	Estimated Foreign Exchange Impact

Cell Analysis	$901	$756	19%	6%
Discovery Labware	295	278	6%	5%

Total Revenues *	$1,195	$1,034	16%	6%

*	Amounts may not add due to rounding.

          Revenue growth in the Cell Analysis unit reflected strong sales of instruments and flow cytometry reagents, driven by increased demand for research instruments and clinical reagents. Revenue growth in the Discovery Labware unit reflects reduced sales to a major bionutrients customer compared with 2007. For 2009, we expect the full year revenue growth for the Biosciences Segment to be about 3 to 4%, after taking into account an estimated unfavorable foreign exchange impact of about 5%.

          Biosciences operating income was $334 million, or 27.9% of Biosciences revenues in 2008, compared with $259 million, or 25.0% in 2007. Segment operating income in 2007 included an in-process research and development charge of $7 million relating to the Plasso acquisition. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from relatively higher sales growth of products that have higher overall gross profit margins and the favorable impact of foreign currency translation. See further discussion on gross profit margin below. Selling and administrative expense as a percent of Biosciences revenues in 2008 was 23.0% as compared with 24.0% in 2007, primarily due to tight spending controls. Research and development expense in 2008 increased $11 million, or 15%, reflecting spending on new product development and advanced technology.

Geographic Revenues

Revenues in the United States in 2008 of $3.2 billion increased 5%. U.S. sales of safety-engineered devices grew 5% to $1.036 billion in 2008. Overall, growth was also led by increased sales of immunocytometry instruments and reagents, diabetes care products and infectious disease testing systems.

          Revenues outside the United States in 2008 increased 19% to $4.0 billion, reflecting an estimated impact of favorable foreign currency translation of 11 percentage points. Growth was led by solid sales in Europe and certain Asia-Pacific countries in 2008. International sales of safety-engineered devices were approximately $534 million in 2008, compared with $414 million in 2007.

Gross Profit Margin

Gross profit margin decreased to 51.2% in 2008, from 51.7% in 2007. Gross profit margin in the current year as compared with the prior year reflected an estimated 0.7% unfavorable impact resulting from increased costs of raw materials (primarily resins) and manufacturing start-up costs, and an estimated 0.1% favorable impact of foreign currency translation. Increased sales of products with relatively higher margins and productivity gains were partially offset by, among other things, asset write-offs, resulting in an estimated net favorable impact of 0.1%. We expect gross profit margin in 2009 to increase by about 40 to 60 basis points compared with 2008, reflecting an expected increase in sales of products with higher overall gross profit margins, productivity gains and the impact of select price increases, partially offset by continued start-up costs and the expected costs associated with a long-term manufacturing cost reduction program we anticipate initiating in 2009.

Financial Review Becton, Dickinson and Company

Operating Expenses

Selling and administrative expense was $1.7 billion, or 24.0% of revenues, in 2008 compared with $1.6 billion, or 25.2% of revenues in 2007. The increase in aggregate expenses for 2008 reflect an unfavorable foreign exchange impact of $80 million, increases in base spending of $24 million, and expenses of $9 million associated with TriPath, which was acquired in December 2006. Selling and administrative expense as a percentage of revenues is expected to decrease by about 80 to 100 basis points for 2009.

          Research and development (“R&D”) expense in 2008 was $396 million, or 5.5% of revenues, compared with $360 million, or 5.7% of revenues, in 2007. The increase in R&D expenditures includes spending for new programs in each of our segments, as previously discussed. R&D expense is expected to increase about 9 to 10%, or about 50 basis points as a percentage of revenues, for 2009.

Operating Income

          Operating margin in 2008 was 21.7% of revenues, compared with 18.9% in 2007. Operating income of $1.2 billion in 2007 reflected $122 million of acquired in-process R&D charges, as further discussed above, which lowered 2007 operating margin by 190 basis points. We expect operating margin to increase about 100 basis points in 2009.

Non-Operating Expense and Income

Interest expense was $36 million in 2008, compared with $46 million in 2007, reflecting a decline in interest rates. Interest income was $39 million in 2008, compared with $46 million in 2007. The favorable impact of higher investment levels was more than offset by investment losses in assets we hold to offset liabilities related to our deferred compensation plan. The related reduction in the deferred compensation liability was recorded as a reduction in selling and administrative expenses.

Income Taxes

The effective tax rate in 2008 was 27.4% compared with the 2007 rate of 28.9%. The 2007 rate reflected the non-deductibility of the acquired in-process R&D charges of $122 million, which was partially offset by the impact of approximately 0.3% resulting from the retroactive reinstatement of the research and experimentation tax credit. In 2009, we expect our effective tax rate to be about 27.5%.

Income and Diluted Earnings per Share from Continuing Operations

Income from continuing operations and diluted earnings per share from continuing operations in 2008 were $1.1 billion and $4.46, respectively. Income from continuing operations and diluted earnings per share from continuing operations in 2007 were $856 million and $3.36, respectively. The acquired in-process R&D charges decreased income from continuing operations and diluted earnings per share from continuing operations in 2007 by $122 million and by $.48, respectively.

Financial Instrument Market Risk

We selectively use financial instruments to manage the impact of foreign exchange rate and interest rate fluctuations on earnings. The counterparties to these contracts are highly rated financial institutions. We do not enter into financial instruments for trading or speculative purposes.

          We have foreign currency exposures throughout Europe, Asia-Pacific, Canada, Japan and Latin America. We face transactional currency exposures that arise when we enter into transactions in non-hyperinflationary countries, generally on an intercompany basis, that are denominated in currencies other than our functional currency. We hedge substantially all such foreign exchange exposures primarily through the use of forward contracts and currency options. We also face currency exposure that arises from translating the results of our worldwide operations to the U.S. dollar at exchange rates that have fluctuated from the beginning of a reporting period. To partially protect against adverse foreign exchange rate movements, we purchase option and forward contracts to hedge certain forecasted sales that are denominated in foreign currencies. Gains or losses on our derivative instruments are largely offset by the gains or losses on the underlying hedged transactions. For foreign currency derivative instruments, market risk is determined by calculating the impact on fair value of an assumed change in foreign exchange rates relative to the U.S. dollar. Fair values were estimated based on market prices, when available, or dealer quotes. The reduction in fair value of our purchased option contracts is limited to the option’s fair value. With respect to the derivative instruments outstanding at September 30, 2008, a 10% appreciation of the U.S. dollar over a one-year period would increase pre-tax earnings by $91 million, while a 10% depreciation of the U.S. dollar would decrease pre-tax earnings by $91 million.

Financial Review Becton, Dickinson and Company

Comparatively, considering our derivative instruments outstanding at September 30, 2007, a 10% appreciation of the U.S. dollar over a one-year period would have increased pre-tax earnings by $52 million, while a 10% depreciation of the U.S. dollar would have decreased pre-tax earnings by $10 million. These calculations do not reflect the impact of exchange gains or losses on the underlying positions that would substantially offset the results of the derivative instruments.

          Our primary interest rate exposure results from changes in short-term U.S. dollar interest rates. Our debt and interest-bearing investments at September 30, 2008, are substantially all U.S. dollar-denominated. Therefore, transaction and translation exposure relating to such instruments is minimal. When managing interest rate exposures, we strive to achieve an appropriate balance between fixed and floating rate instruments. We may enter into interest rate swaps to help maintain this balance and manage debt and interest-bearing investments in tandem, since these items have an offsetting impact on interest rate exposure. For interest rate derivative instruments, market risk is determined by calculating the impact to fair value of an assumed change in interest rates across all maturities. Fair values are estimated based on dealer quotes. A change in interest rates on short-term debt and interest-bearing investments is assumed to impact earnings and cash flow, but not fair value because of the short maturities of these instruments. A change in interest rates on long-term debt is assumed to impact fair value but not earnings or cash flow because the interest on such obligations is fixed. Based on our overall interest rate exposure at September 30, 2008 and 2007, a change of 10% in interest rates would not have a material effect on our earnings or cash flows over a one-year period. An increase of 10% in interest rates would decrease the fair value of our long-term debt and interest rate swaps at September 30, 2008 and 2007 by approximately $35 million and $37 million, respectively. A 10% decrease in interest rates would increase the fair value of our long-term debt and interest rate swaps at September 30, 2008 and 2007 by approximately $39 million and $41 million, respectively.

Liquidity and Capital Resources

Cash generated from operations, along with available cash and cash equivalents, is expected to be sufficient to fund our normal operating needs, including capital expenditures, cash dividends and common stock repurchases in 2009. In the latter portion of 2008, particularly in the fourth quarter, global financial markets were characterized by extreme volatility and illiquidity. Despite these adverse conditions, we were able to reissue $200 million of commercial paper that was outstanding during this period. BD believes that it will continue to have access to the U.S. commercial paper market, which should be adequate to fund any short-term borrowing requirements. As discussed further below, we also have a $1 billion unused committed bank credit facility that provides backup support for our commercial paper program and could be drawn down if necessary.

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities in 2008 of $1.7 billion increased $452 million over 2007. The increase in cash provided by changes in operating assets and liabilities reflects improvements in accounts receivable and inventory. Net cash provided by continuing operating activities was reduced by a $75 million discretionary cash contribution to the U.S. pension plan in September 2008. An additional discretionary cash contribution of $75 million was made to the U.S. pension plan in October 2008. We expect to generate about $1.8 billion of net cash provided by continuing operating activities in 2009.

Net Cash Flows from Continuing Investing Activities

Net cash used for continuing investing activities in 2008 was $783 million, compared with $1.0 billion in 2007. Acquisitions of businesses represented the net cash paid for the Cytopeia acquisition in 2008 and for the TriPath acquisition in 2007. See Note 3 for further discussion on acquisitions. Capital expenditures were $602 million in 2008, compared with $556 million in 2007. Medical capital spending of $379 million and Diagnostics capital spending of $124 million in 2008 related primarily to various capacity expansions. Biosciences capital spending of $83 million in 2008 included spending on manufacturing capacity expansions. In 2009, capital expenditures are expected to be about $650 million, reflecting investments in various manufacturing capacity and facility expansions.

Financial Review Becton, Dickinson and Company

Net Cash Flows from Continuing Financing Activities

Net cash used for financing activities was $586 million in 2008, as compared with $726 million in 2007, and included the repurchase of shares of our common stock for approximately $450 million in both years. At September 30, 2008, approximately 5.9 million common shares remained available for purchase under a July 2007 Board of Directors’ (the “Board”) authorization to repurchase up to 10 million common shares. The Board authorized an additional repurchase program for 10 million shares in November 2008. We currently expect that cash used to repurchase common shares in 2009 will be about $450 million. Total debt was $1.2 billion at both September 30, 2008 and 2007. Short-term debt decreased to 17% of total debt at year-end, from 18% at the end of 2007. Floating rate debt was 35% of total debt at the end of 2008 and 36% at the end of 2007. Our weighted average cost of total debt at the end of 2008 was 4.9%, down from 5.7% at the end of 2007. Debt-to-capitalization at year-end improved to 18.8% from 20.9% last year. Issuance of common stock is net of cash outflows resulting from share repurchases to satisfy minimum tax withholding on share-based compensation vested or exercised.

          We have in place a commercial paper borrowing program that is available to meet our short-term financing needs, including working capital requirements. Borrowings outstanding under this program were $200 million at September 30, 2008. During the first quarter of 2008, we amended our syndicated credit facility to extend the expiration date from December 2011 to December 2012. This credit facility provides backup support for our commercial paper program and can also be used for other general corporate purposes. This credit facility includes a single financial covenant that requires BD to maintain an interest expense coverage ratio (ratio of earnings before income taxes, depreciation and amortization to interest expense) of not less than 5-to-1 for the most recent four consecutive fiscal quarters. On the last eight measurement dates, this ratio had ranged from 17-to-1 to 31-to-1. There were no borrowings outstanding under this facility at September 30, 2008. In addition, we have informal lines of credit outside the United States.

          In July 2008, Standard and Poor’s upgraded our long-term debt rating to “AA-” from “A+” and our commercial paper rating to “A-1+” from “A-1.” At September 30, 2008, our Moody’s long-term debt rating is “A2” and our commercial paper rating was “P-1.” The outlook from both agencies was “stable.” Given the availability of the various credit facilities and our strong credit ratings, we continue to have confidence in our ability to refinance maturing short-term and long-term debt, as well as to incur substantial additional debt, if required.

          BD’s ability to generate cash flow from operations, issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms could be adversely affected in the event there was a material decline in the demand for BD’s products, deterioration in BD’s key financial ratios or credit ratings or other significantly unfavorable changes in conditions. While a deterioration in the Company’s credit ratings would increase the costs associated with maintaining and borrowing under its existing credit arrangements, such a downgrade would not affect the Company’s ability to draw on these credit facilities, nor would it result in an acceleration of the scheduled maturities of any outstanding debt. The Company believes that given its strong debt ratings, its conservative financial management policies, its ability to generate strong cash flow and the non-cyclical, geographically diversified nature of its businesses, the Company would have access to additional short-term and long-term capital should the need arise.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. The table below sets forth BD’s significant contractual obligations and related scheduled payments:

(millions of dollars)	Total	2009	2010 to 2011	2012 to 2013	2014 and Thereafter

Short-term debt	$201	$201	$—	$—	$—
Long-term debt(A)	1,536	52	288	288	908
Operating leases	190	49	68	46	27
Purchase obligations(B)	505	315	184	6	—
Income tax audit settlements(D)	70	13	—	—	57

Total(C)	$2,502	$630	$540	$340	$992

(A)

Long-term debt obligations include expected principal and interest obligations, including interest rate swaps. The interest rate forward curve at September 30, 2008 was used to compute the amount of the contractual obligation for variable rate debt instruments and swaps.

(B)	Purchase obligations are for purchases made in the normal course of business to meet operational and capital requirements.

(C)	Required funding obligations for 2009 relating to pension and other postretirement benefit plans are not expected to be material.

(D)

Other than amounts anticipated to be settled in 2009, we cannot accurately forecast the timing of payments related to our FIN 48 liabilities. Accordingly, the remaining amount of $57 million is reflected as payable in 2014 and thereafter.

Financial Review Becton, Dickinson and Company

2007 Compared With 2006

Worldwide revenues in 2007 of $6.4 billion increased 11% from the prior year and reflected volume increases of approximately 8%, an estimated increase due to favorable foreign currency translation of 3%, and price increases of less than 1%.

Medical Segment

Medical revenues in 2007 of $3.4 billion increased $314 million, or 10%, over 2006, which includes an estimated impact of favorable foreign currency translation of 3 percentage points.

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2007	2006	Total Change	Estimated Foreign Exchange Impact

Medical Surgical Systems	$1,864	$1,749	7%	2%
Diabetes Care	696	657	6%	2%
Pharmaceutical Systems	792	640	24%	6%
Ophthalmic Systems	69	62	11%	4%

Total Revenues *	$3,421	$3,107	10%	3%

*	Amounts may not add due to rounding.

          Medical revenues reflect the growth of the Pharmaceutical Systems unit and the continued global conversion to safety-engineered products. The Pharmaceutical Systems unit grew by 24% in 2007, reflecting the increased use of prefillable syringes by pharmaceutical companies to market new vaccines and bio-tech drugs, especially in the United States. Revenue growth in the Medical Surgical Systems unit in 2007 was primarily driven by the growth in safety-engineered products and prefilled flush syringes. Sales of safety-engineered products increased 6% in the United States and 29% internationally.

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

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2007	2006	Total Change	Estimated Foreign Exchange Impact

Preanalytical Systems	$1,007	$928	9%	3%
Diagnostic Systems	898	787	14%	2%

Total Revenues	$1,905	$1,715	11%	2%

          Revenue growth in the Preanalytical Systems unit in 2007 was driven by the continued conversion to safety-engineered products, which accounted for sales of $718 million as compared with $627 million in the prior year. Sales of safety-engineered products in 2007 reflected growth of 9% in the United States, which benefited from BD Vacutainer Push Button Blood Collection Set conversion activity, and 25% internationally. The Diagnostics Systems unit experienced solid worldwide sales of its automated diagnostic platforms, including the molecular BD ProbeTec and BD Viper systems, along with solid growth of its BD BACTEC blood culture and TB systems and the BD Phoenix ID/AST platform. In addition, the Diagnostic Systems revenue growth includes $88 million of revenues from TriPath and $13 million of incremental revenues from GeneOhm. Sales of flu diagnostic tests declined $36 million in fiscal 2007 compared with 2006, primarily due to relatively mild flu seasons in both the United States and Japan and the termination of our supply arrangement with our Japanese supplier.

Financial Review Becton, Dickinson and Company

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

          The following is a summary of revenues by organizational unit:

(millions of dollars)	2007	2006	Total Change	Estimated Foreign Exchange Impact

Immunocytometry Systems	$588	$503	17%	3%
Discovery Labware	278	256	9%	2%
Pharmingen	168	157	7%	2%

Total Revenues	$1,034	$916	13%	3%

          Revenue growth in the Immunocytometry Systems unit in 2007 reflects strong sales of instruments and flow cytometry reagents, driven by increased demand for research analyzers and clinical reagents. Revenue growth in the Discovery Labware unit in 2007 reflects strong sales of bionutrients and overall market growth.

          Biosciences operating income was $259 million, or 25.0% of Biosciences revenues in 2007, compared with $222 million, or 24.2%, in 2006. Segment operating income includes an in-process research and development charge of $7 million in 2007. The increase in operating income, as a percentage of revenues, reflects gross profit improvement from relatively higher sales growth of products that have higher overall gross profit margins and the favorable impact of foreign currency translation. These improvements were offset by manufacturing start-up costs. See further discussion on gross profit margin below. Selling and administrative expense as a percentage of Biosciences revenues was 24.0% versus 25.3% in 2006. Higher sales and continued tight expense control were the key contributors to the increased expense leverage. Research and development expense in 2007 increased $7 million, or 9.0%, reflecting spending on new product development and advanced technology, particularly in the Immunocytometry Systems unit.

Geographic Revenues

Revenues in the United States in 2007 of $3.0 billion increased 11%. U.S. sales of safety-engineered devices were approximately $987 million in 2007, compared with $920 million in 2006. Growth was also led by strong sales of prefilled flush syringes, prefillable syringes and immunocytometry instruments and reagents. U.S. revenue growth also included $88 million of revenues from TriPath.

          Revenues outside the United States in 2007 increased 11% to $3.3 billion, reflecting an estimated impact of favorable foreign currency translation of 5 percentage points. Growth was led by solid sales in our European, Asia-Pacific and Canadian regions in 2007. International sales of safety-engineered devices were approximately $414 million in 2007, compared with $329 million in 2006.

Gross Profit Margin

Gross profit margin was 51.7% in 2007, compared with 51.3% in 2006. Gross profit margin in 2007 as compared with 2006 reflected an estimated 0.6% improvement relating to increased sales of products with relatively higher margins as well as productivity gains. These improvements were partially offset by an estimated 0.2% impact from manufacturing start-up costs.

Financial Review Becton, Dickinson and Company

Operating Expenses

Selling and administrative expense was $1.6 billion in 2007 compared with $1.4 billion in 2006, or 25.2% of revenues in both years. Aggregate expenses for 2007 reflect base spending increases of $62 million and expenses of $40 million associated with the GeneOhm and TriPath operations. Increases in selling and administrative expense in 2007 also reflected the absence of proceeds from insurance settlements of $17 million received in 2006 in connection with our previously-owned latex glove business, as well as an unfavorable foreign exchange impact of $35 million.

          Research and development expense in 2007 was $360 million, or 5.7% of revenues, compared with $302 million, or 5.3% of revenues, in 2006. The increase in R&D expenditures includes spending for new programs in each of our segments, as previously discussed.

Non-Operating Expense and Income

Interest expense was $46 million in 2007, compared with $66 million in 2006. The decrease reflected lower debt and higher levels of capitalized interest. Interest income was $46 million in 2007, compared with $59 million in 2006, resulting from lower cash balances.

Income Taxes

The effective tax rate in 2007 was 28.9% compared with the 2006 rate of 27.6%. The 2007 rate reflected the non-deductibility of the acquired in-process R&D charges of $122 million, which were partially offset by the impact of approximately 0.3% resulting from the retroactive reinstatement of the research and experimentation tax credit. The 2006 rate reflected the non-deductibility of the acquired in-process R&D charge of $53 million, as well as the impact relating to the proceeds received from insurance settlements of approximately 0.2%.

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

Liquidity and Capital Resources

Net Cash Flows from Continuing Operating Activities

Net cash provided by continuing operating activities was $1.2 billion in 2007, compared with $1.1 billion in 2006.

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

Financial Review Becton, Dickinson and Company

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

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss pass to the customer. We recognize revenue for certain instruments sold from the Biosciences segment upon installation at a customer’s site, as installation of these instruments is considered a significant post-delivery obligation. For certain sales arrangements, primarily in the U.S., with multiple deliverables, revenue and cost of products sold are recognized at the completion of each deliverable: shipment, installation and training, in accordance with Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales agreements are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered. Fair values are generally determined based on sales of the individual deliverables to other third parties.

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

Tax Valuation Allowances

BD maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry back and carry forward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Financial Review Becton, Dickinson and Company

Contingencies

We are involved, both as a plaintiff and a defendant, in various legal proceedings that arise in the ordinary course of business, including, without limitation, product liability, antitrust and environmental matters, as further discussed in Note 12 of the Notes to Consolidated Financial Statements. We assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. In accordance with U.S. generally accepted accounting principles, we establish accruals to the extent probable future losses are estimable (in the case of environmental matters, without considering possible third-party recoveries). A determination of the amount of accruals, if any, for these contingencies is made after careful analysis of each individual issue and, when appropriate, is developed after consultation with outside counsel. The accruals may change in the future due to new developments in each matter or changes in our strategy in dealing with these matters.

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

Benefit Plans

We have significant net pension and other postretirement benefit costs that are measured using actuarial valuations. Pension benefit costs include assumptions for the discount rate and expected return on plan assets. Other postretirement benefit plan costs include assumptions for the discount rate and healthcare cost trend rates. These assumptions have a significant effect on the amounts reported. In addition to the analysis below, see Note 5 of the Notes to Consolidated Financial Statements for additional discussion.

          The discount rate is selected each year based on investment grade bonds and other factors as of the measurement date (September 30). For the U.S. pension plan, we used a discount rate of 8.00% as of September 30, 2008, which was based on an actuarially-determined, company-specific yield curve. The rate selected is used to measure liabilities as of the measurement date and for calculating the following year’s pension expense. The expected long-term rate of return on plan assets assumption, although reviewed each year, is changed less frequently due to the long-term nature of the assumption. This assumption does not impact the measurement of assets or liabilities as of the measurement date; rather, it is used only in the calculation of pension expense. To determine the expected long-term rate of return on pension plan assets, we consider many factors, including our historical assumptions compared with actual results; benchmark data; expected returns on various plan asset classes, as well as current and expected asset allocations. At September 30, 2008, we used a long-term expected rate of return on plan assets assumption of 8.00% for the U.S. pension plan. We believe our discount rate and expected long-term rate of return on plan assets assumptions are appropriate based upon the above factors.

          Sensitivity to changes in key assumptions for our U.S. pension and other postretirement plans are as follows:

•

Discount rate – A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $5 million favorable (unfavorable) impact on the total U.S. net pension and other postretirement benefit plan cost.

•

Expected return on plan assets – A change of plus (minus) 25 basis points, with other assumptions held constant, would have an estimated $2 million favorable (unfavorable) impact on U.S. pension plan cost.

Share-Based Compensation

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

Financial Review Becton, Dickinson and Company

Cautionary Statement Regarding Forward-Looking Statements

BD and its representatives may from time-to-time make certain forward-looking statements in publicly released materials, both written and oral, including statements contained in this report and filings with the Securities and Exchange Commission and in our other reports to shareholders. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance, as well as our strategy for growth, product development, regulatory approvals, market position and expenditures. All statements that address operating performance or events or developments that we expect or anticipate will occur in the future – including statements relating to volume growth, sales and earnings per share growth, cash flows or uses, and statements expressing views about future operating results – are forward-looking statements.

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

          We are in the midst of a global economic slowdown and, although we do not currently anticipate any significant weakening of demand for our products, this could change depending on the severity and duration of the slowdown. In addition, the following are some important factors that could cause our actual results to differ from our expectations in any forward-looking statements:

•

Regional, national and foreign economic factors, including inflation, deflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins, as well as competition in certain markets.

•

Instability in the global financial markets and the potential adverse effect on liquidity and capital resources for BD or its customers and suppliers, the cost of operating our business, or the demand for our products and services.

•

Fluctuations in the cost and availability of oil-based resins and other raw materials, as well as certain sub-assemblies and finished goods, and the ability to maintain favorable supplier arrangements and relationships (particularly with respect to sole-source suppliers) and the potential adverse effects of any disruption in the availability of such items.

•

We operate in a highly competitive environment. New product introductions by our current or future competitors (for example, new forms of drug delivery) could adversely affect our ability to compete in the global market. Patents attained by competitors, particularly as patents on our products expire, may also adversely impact our competitive position. Certain competitors have established manufacturing sites or have contracted with suppliers in low-cost manufacturing locations as a means to lower their costs. New entrants may also appear.

•

We sell certain products to pharmaceutical companies that are used to manufacture, or are sold with, products by such companies. As a result, fluctuations in demand for the products of these pharmaceutical companies could adversely affect our operating results.

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

•	Our ability to obtain the anticipated benefits of restructuring programs, if any, that we may undertake.

•	Our ability to implement the upgrade of our enterprise resource planning system. Any delays or deficiencies in the design and implementation of our upgrade could adversely affect our business.

Financial Review Becton, Dickinson and Company

•

Adoption of, or changes in, government laws and regulations affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxation, environmental matters, sales practices, price controls, licensing and regulatory approval of new products, regulatory requirements for products in the postmarketing phase, or changes in enforcement practices with respect to any such laws and regulations. In particular, environmental laws, particularly with respect to the emission of greenhouse gases, are becoming more stringent throughout the world, which may increase our costs of operations or necessitate changes in our manufacturing plants or processes.

•	Fluctuations in U.S. and international governmental funding and policies for life sciences research.

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

•

Pending and potential litigation or other proceedings adverse to BD, including antitrust claims, product liability claims, patent infringement claims and the availability or collectibility of insurance relating to such claims.

•	The effects, if any, of adverse media exposure or other publicity regarding BD’s business or operations.

•

Our ability to achieve the projected level or mix of product sales. Our earnings forecasts are generated based on such projected volumes and sales of many product types, some of which are more profitable than others.

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

•	The impact of business combinations, including acquisitions and divestitures, both internally on BD and externally on the healthcare industry.

•	Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the Securities and Exchange Commission.

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

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Act of 1934. Management conducted an assessment of the effectiveness of internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment and those criteria, management concluded that internal control over financial reporting was effective as of September 30, 2008.

          The financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young’s reports with respect to fairness of the presentation of the statements, and the effectiveness of internal control over financial reporting, are included herein.

Edward J. Ludwig	John R. Considine	William A. Tozzi
Chairman, President and	Vice Chairman	Vice President -
Chief Executive Officer	and Chief Financial Officer	Finance

Report of Independent	Becton, Dickinson and Company
Registered Public Accounting Firm

To the Shareholders and Board of Directors of Becton, Dickinson and Company

We have audited the accompanying consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2008 and 2007, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Becton, Dickinson and Company at September 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2008, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” on October 1, 2007, and Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132 (R)” on September 30, 2007.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 17, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 17, 2008

Report of Independent	Becton, Dickinson and Company
Registered Public Accounting Firm

To the Shareholders and Board of Directors of Becton, Dickinson and Company

We have audited Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Becton, Dickinson and Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

          In our opinion, Becton, Dickinson and Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2008, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Becton, Dickinson and Company as of September 30, 2008 and 2007, and the related consolidated statements of income, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2008 of Becton, Dickinson and Company, and our report dated November 17, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP New York, New York November 17, 2008

Financial Statements	Becton, Dickinson and Company

Consolidated Statements of Income
Years Ended September 30
Thousands of dollars, except per share amounts

	2008	2007	2006

Operations
Revenues	$7,155,910	$6,359,708	$5,738,017

Cost of products sold	3,492,561	3,071,921	2,793,265
Selling and administrative expense	1,715,045	1,602,404	1,448,166
Research and development expense	396,238	360,050	301,872
Acquired in-process research and development	—	122,133	53,300

Total Operating Costs and Expenses	5,603,844	5,156,508	4,596,603

Operating Income	1,552,066	1,203,200	1,141,414
Interest expense	(36,343)	(46,420)	(66,046)
Interest income	39,368	46,221	59,296
Other (expense) income, net	(1,484)	944	(8,762)

Income From Continuing Operations Before Income Taxes	1,553,607	1,203,945	1,125,902

Income tax provision	425,689	347,778	310,792

Income from Continuing Operations	1,127,918	856,167	815,110

(Loss) income from Discontinued Operations Net of income tax (benefit) provision of $(567), $15,242 and $(32,823)	(922)	33,866	(62,830)

Net Income	$1,126,996	$890,033	$752,280

Basic Earnings per Share
Income from Continuing Operations	$4.62	$3.50	$3.30
Income (loss) from Discontinued Operations	$—	$0.14	$(0.25)

Basic Earnings per Share(A)	$4.61	$3.63	$3.04

Diluted Earnings per Share
Income from Continuing Operations	$4.46	$3.36	$3.18
Income (loss) from Discontinued Operations	$—	$0.13	$(0.24)

Diluted Earnings per Share(A)	$4.46	$3.49	$2.93

(A)	Total per share amounts may not add due to rounding.

See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Comprehensive Income
Years Ended September 30
Thousands of dollars

	2008	2007	2006

Net Income	$1,126,996	$890,033	$752,280

Other Comprehensive (Loss) Income, Net of Tax
Foreign currency translation adjustments	(80,305)	250,411	77,396
Minimum pension liability adjustment	—	3,159	77,086
Defined benefit pension and postretirement plans	(42,862)	—	—
Unrealized (loss) gain on investments, net of amounts recognized	(42)	(10,643)	1,212
Unrealized gain (loss) on cash flow hedges, net of amounts realized	43,871	(2,596)	(1,307)

Other Comprehensive (Loss) Income, Net of Tax	(79,338)	240,331	154,387

Comprehensive Income	$1,047,658	$1,130,364	$906,667

See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Balance Sheets
September 30
Thousands of dollars, except per share amounts and numbers of shares

	2008	2007

Assets
Current Assets
Cash and equivalents	$830,477	$511,482
Short-term investments	199,942	158,040
Trade receivables, net	1,079,051	1,083,152
Inventories	1,080,426	1,051,959
Prepaid expenses, deferred taxes and other	424,779	325,933

Total Current Assets	3,614,675	3,130,566
Property, Plant and Equipment, Net	2,744,474	2,497,338
Goodwill	625,768	621,414
Core and Developed Technology, Net	348,531	374,779
Other Intangibles, Net	89,675	95,938
Capitalized Software, Net	133,486	142,738
Other	356,334	466,592

Total Assets	$7,912,943	$7,329,365

Liabilities
Current Liabilities
Short-term debt	$201,312	$207,634
Accounts payable	260,882	266,993
Accrued expenses	519,117	481,429
Salaries, wages and related items	406,379	435,854
Income taxes	28,889	86,899

Total Current Liabilities	1,416,579	1,478,809
Long-Term Debt	953,226	955,713
Long-Term Employee Benefit Obligations	464,982	444,874
Deferred Income Taxes and Other	142,588	88,012

Commitments and Contingencies	—	—

Shareholders’ Equity
Common stock - $1 par value: authorized - 640,000,000 shares; issued-332,662,160 shares in 2008 and 2007	332,662	332,662
Capital in excess of par value	1,359,531	1,125,368
Retained earnings	6,838,589	5,995,787
Deferred compensation	14,694	12,205
Common stock in treasury - at cost – 89,584,786 shares in 2008 and 88,825,066 shares in 2007	(3,532,398)	(3,105,893)
Accumulated other comprehensive (loss) income	(77,510)	1,828

Total Shareholders’ Equity	4,935,568	4,361,957

Total Liabilities and Shareholders’ Equity	$7,912,943	$7,329,365

See notes to consolidated financial statements

Financial Statements Becton, Dickinson and Company

Consolidated Statements of Cash Flows
Years Ended September 30
Thousands of dollars

	2008	2007	2006

Operating Activities
Net income	$1,126,996	$890,033	$752,280
Loss (income) from discontinued operations, net	922	(33,866)	62,830

Income from continuing operations, net	1,127,918	856,167	815,110
Adjustments to income from continuing operations to derive net cash provided by continuing operating activities, net of amounts acquired:
Depreciation and amortization	477,422	441,341	402,332
Share-based compensation	100,585	107,706	108,613
Deferred income taxes	80,088	(115,489)	(108,285)
Acquired in-process research and development	—	122,133	53,300
Change in operating assets and liabilities:
Trade receivables, net	(1,927)	(117,048)	(19,977)
Inventories	(43,617)	(126,863)	(99,505)
Prepaid expenses, deferred taxes and other	(29,967)	(24,965)	(122,496)
Accounts payable, income taxes and other liabilities	(11,776)	102,996	100,636
Pension obligation	(56,083)	(22,119)	(64,971)
Other, net	45,355	12,189	39,416

Net Cash Provided by Continuing Operating Activities	1,687,998	1,236,048	1,104,173

Investing Activities
Capital expenditures	(601,981)	(556,394)	(457,067)
Capitalized software	(49,306)	(22,334)	(22,454)
Change in short-term investments	(46,321)	(30,167)	(18,633)
Purchases of long-term investments	(5,666)	(3,881)	(9,672)
Acquisitions of businesses, net of cash acquired	(41,259)	(339,528)	(231,464)
Proceeds from discontinued operations	—	19,971	—
Other, net	(38,491)	(85,922)	(44,656)

Net Cash Used for Continuing Investing Activities	(783,024)	(1,018,255)	(783,946)

Financing Activities
Change in short-term debt	(5,938)	(121,102)	121,563
Payments of debt	(1,114)	(100,790)	(828)
Repurchase of common stock	(450,001)	(450,124)	(448,882)
Issuance of common stock	85,396	130,679	147,796
Excess tax benefit from payments under share-based compensation plans	64,335	55,118	50,609
Dividends paid	(278,506)	(239,810)	(212,431)

Net Cash Used for Continuing Financing Activities	(585,828)	(726,029)	(342,173)

Discontinued Operations:
Net cash (used for) provided by operating activities	(899)	4,388	(27,773)
Net cash used for investing activities	—	—	(2,580)
Net cash used for financing activities	—	—	—

Net Cash (Used for) Provided by Discontinued Operations	(899)	4,388	(30,353)

Effect of exchange rate changes on cash and equivalents	748	15,041	9,698

Net Increase (Decrease) in Cash and Equivalents	318,995	(488,807)	(42,601)
Opening Cash and Equivalents	511,482	1,000,289	1,042,890

Closing Cash and Equivalents	$830,477	$511,482	$1,000,289

See notes to consolidated financial statements

Notes to Consolidated Financial Statements	Becton, Dickinson and Company

Thousands of dollars, except per share amounts and numbers of shares

1	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Becton, Dickinson and Company and its majority-owned subsidiaries (the “Company”) after the elimination of intercompany transactions. The Company has no material interests in variable interest entities.

Cash Equivalents

Cash equivalents consist of all highly liquid investments with a maturity of three months or less at time of purchase.

Short-Term Investments

Short-term investments consist of time deposits with maturities greater than three months and less than one year when purchased.

Inventories

Inventories are stated at the lower of first-in, first-out cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are principally provided on the straight-line basis over estimated useful lives, which range from 20 to 45 years for buildings, four to 10 years for machinery and equipment and two to 17 years for leasehold improvements. Depreciation and amortization expense was $305,510, $280,357 and $262,956 in fiscal 2008, 2007 and 2006, respectively.

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

Capitalized Software

Capitalized software, including costs for software developed or obtained for internal use is stated at cost, less accumulated amortization. Amortization expense is principally provided on the straight-line basis over estimated useful lives, which do not exceed 10 years. Amortization expense was $56,652, $66,386 and $66,037 for 2008, 2007 and 2006, respectively.

Foreign Currency Translation

Generally, the net assets of foreign operations are translated into U.S. dollars using current exchange rates. The U.S. dollar results that arise from such translation, as well as exchange gains and losses on intercompany balances of a long-term investment nature, are included in the foreign currency translation adjustments in Accumulated other comprehensive (loss) income.

Revenue Recognition

Revenue from product sales is recognized when title and risk of loss pass to the customer. The Company recognizes revenue for certain instruments sold from the Biosciences segment upon installation at a customer’s site, as installation of these instruments is considered a significant post-delivery obligation. For certain sales arrangements, primarily in the U.S., with multiple deliverables, revenue and cost of products sold are recognized at the completion of each deliverable: shipment, installation and training, in accordance with Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” These sales agreements are divided into separate units of accounting. Revenue is recognized upon the completion of each deliverable based on the relative fair values of items delivered. Fair values are generally determined based on sales of the individual deliverables to other third parties.

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

Shipping and Handling Costs

Shipping and handling costs are included in Selling and administrative expense. Shipping expense was $276,370, $243,263 and $219,788 in 2008, 2007 and 2006, respectively.

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

          The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, management evaluates factors such as prior earnings history, expected future earnings, carry back and carry forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset.

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

On October 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result of the implementation of FIN 48, the Company recognized a $5,083 increase in its existing liability for uncertain tax positions, with a corresponding decrease to the October 1, 2007 retained earnings balance. The Company also reclassified the total amount of unrecognized tax benefits of $71,782 from a current liability account (Accrued expenses) to a non-current liability account (Deferred Income Taxes and Other) on the Consolidated Balance Sheets, in accordance with FIN 48 as of October 1, 2007. If the Company were to recognize the unrecognized tax benefits, the effective tax rate would be favorably impacted. The Company does not anticipate any significant changes over the next 12 months to the amount of unrecognized tax benefits.

          The Company includes interest and penalties associated with unrecognized tax benefits as a component of the Income tax provision on the Consolidated Statements of Income. As of October 1, 2007, accrued interest and penalties related to unrecognized tax benefits, included in the total amount, were $9,388.

          The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. The U.S. Internal Revenue Service (“IRS”) has completed its audit for the tax years through 2002; however, the tax years 2000 through 2002 remain open, with a single issue being considered in the IRS administrative appeals process. For the Company’s other major tax jurisdictions where it conducts business, the Company’s tax years are generally open after 2002.

          In September 2006, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its Consolidated Balance Sheet and to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the funded status of a plan to be measured as of the balance sheet date and provides for additional disclosure requirements. The Company adopted SFAS No. 158 on September 30, 2007. SFAS No. 158 did not change the measurement date of the Company’s plans as the plans are measured at its fiscal year-end. See Note 5 regarding the Company’s adoption of SFAS No. 158.

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

Adoption of New Accounting Standard

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement is effective for the Company beginning October 1, 2008, and applies to interim periods. The Company does not anticipate the implementation of this Statement will be material to the consolidated financial position or results of operations.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Under SFAS No. 159, the decision to measure items as fair value is made at specified election dates on an instrument-by-instrument basis and is irrevocable. Entities electing the fair value option are required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. This Statement would be effective for the Company, if adopted, beginning October 1, 2008; however, the Company does not anticipate adopting this Statement.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

3	Acquisitions and Divestitures

Cytopeia

On May 12, 2008, the Company acquired 100% of the outstanding stock of Cytopeia, Inc., a privately-held corporation that develops and markets advanced flow cytometry cell sorting instruments. The acquisition advances the Company’s position in rapidly emerging areas of cell-based research, such as cell therapy research, stem cell research, drug discovery and development, and marine biology. The acquisition was accounted for under the purchase method of accounting and the results of operations of Cytopeia were included in the Biosciences segment’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price was $42,914 in cash, including transaction costs. Cash assumed as of the valuation date was $1,655. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation is based upon the information available as of September 30, 2008 and may be adjusted should further information become available. Additional information that may become subsequently available includes, but is not limited to, changes in the value of deferred tax assets and liabilities. The purchase price allocation resulted in a deferred tax asset of $4,290, core and developed technology of $20,000, deferred tax liabilities of $7,904, primarily associated with core and developed technology; and other net assets of $3,713, primarily consisting of accounts receivable and inventory. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $22,815 was recorded as goodwill. The primary item that generated goodwill is the value of the Company’s access to new technologies and capabilities related to cell therapy research. No portion of this goodwill is expected to be deductible for tax purposes.

TriPath

On December 20, 2006, the Company acquired the outstanding shares (approximately 93.8%) of TriPath Imaging, Inc. (“TriPath”) which it did not previously own. TriPath develops, manufactures, markets and sells innovative solutions to improve the clinical management of cancer, including detection, diagnosis, staging and treatment. The acquisition advances the Company’s position in cancer diagnostics. The acquisition was accounted for under the purchase method of accounting and the results of operations of TriPath were included in the Company’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price was $361,883 in cash, including transaction costs and other consideration. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation of the purchase price resulted in deferred tax assets of $75,261 primarily consisting of net operating loss carry-forwards and credits; core and developed technology of $135,097; deferred tax liabilities of $52,662 primarily associated with other intangible assets; and other net assets of $56,736 consisting primarily of cash and trade receivables. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $32,712 was recorded as goodwill. The primary items that generated goodwill are the value of expanded product opportunities in oncology that are aligned with and complement ongoing research programs at the Company. The goodwill was allocated to the Diagnostics segment and is not deductible for tax purposes. As a result of settling a preacquisition legal contingency in the fourth quarter of 2007, the Company received an upfront cash payment of $7,167. The effects of this payment, as well as other minor purchase accounting adjustments, are reflected in the purchase price allocation detailed above.

          In connection with the acquisition, the Company also incurred a non-deductible charge of $114,739 for acquired in-process research and development. This charge, based on fair value, is associated with three projects: molecular Pap test, breast staging, and ovarian cancer tests. These projects had not yet reached technological feasibility and did not have alternative future use at the acquisition date. The portion of the charge allocated to each of these projects was $75,992, $18,764 and $19,983, respectively.

          The molecular Pap test uses proprietary molecular biomarkers and reagents that are intended to allow for the primary screening of cervical cancer. The addition of biomarkers is intended to improve sensitivity to allow the clinician to find disease more reliably. In February 2008, the Company ceased activities on the clinical trial for this product. The Company presently anticipates having a molecular Pap test commercially available both in the U.S. and outside the U.S. in fiscal year 2012, assuming successful completion of new clinical trials and attainment of approval from FDA.

          The breast cancer project, using proprietary biomarkers and reagents, is intended to aid in disease discovery in its earliest stages. Tests developed in this program will also be run on the multiplex testing platform discussed below.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Since the acquisition, the Company changed the focus in this program from staging assay development to screening assay development. The Company anticipates having a breast assay both in the U.S. and outside the U.S. in fiscal year 2013, assuming successful completion of clinical trials and attainment of approval from FDA.

          The ovarian cancer project, using proprietary biomarkers and reagents in a multiplex format, is intended to allow for earlier stage detection of cancer. Information the Company expects to obtain from tests developed in this project should allow clinicians to begin treatment sooner, which should lead to improved outcomes overall. In addition, the Company signed a development and supply agreement for a multiplex testing platform to allow for the simultaneous testing of multiple markers from a small volume of serum. The Company anticipates having an ovarian monitoring test commercially available in the U.S. in fiscal year 2010, assuming successful completion of clinical trials and attainment of approval from FDA. Screening tests are expected to be commercially available approximately two years thereafter.

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

Plasso

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

GeneOhm

On February 14, 2006, the Company acquired all the outstanding stock of GeneOhm Sciences, Inc. (“GeneOhm”), a company that develops molecular diagnostic testing for the rapid detection of bacterial organisms, including those known to cause healthcare-associated infections. The acquisition provides the Company with expanded entry into the emerging field of healthcare-associated infections. The acquisition was accounted for under the purchase method of accounting and the results of operations of GeneOhm were included in the Company’s results as of the acquisition date. Pro forma information was not provided as the acquisition did not have a material effect on the Company’s consolidated results. The purchase price consisted of an up-front cash payment of $232,542, including transaction costs. The purchase price was allocated based upon the fair values of the assets and liabilities acquired. The allocation of the purchase price resulted in deferred tax assets of $32,423 consisting of net operating loss carry forwards and credits; other intangible assets, primarily core and developed technology, of $91,043; deferred tax liabilities of $29,626 associated with other intangible assets, and other net assets of $3,750. Core and developed technology will be amortized on a straight-line basis over its estimated useful life of approximately 15 years. The excess of the purchase price over the fair value of the assets acquired of $81,652 was recorded as goodwill. The primary items that generated goodwill are the value of synergies in microbiology research and the expansion of product offerings in molecular diagnostics. The goodwill was allocated to the Diagnostics segment and is not deductible for tax purposes. In connection with the acquisition, the Company also incurred a non-deductible charge of $53,300 for acquired in-process research and development. This charge, based on fair value, is associated with several products that have not reached technological feasibility and do not have alternative future use at the acquisition date. The fair value of each product was determined based upon the present value of projected cash flows utilizing an income approach reflecting the appropriate risk-adjusted discount rate based on the applicable technological and commercial risk of each product. These cash flows took into account the income and expenses associated with the further development and commercialization of the underlying products. The ongoing activity associated with each of these products is not material to the Company’s research and development expense.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

BGM

On September 28, 2006, the Company announced a plan to exit the blood glucose monitoring (“BGM”) market. In accordance with the plan, distribution of the BD Logic Blood Glucose Monitor was immediately discontinued. BD continued to distribute test strips for its customers through December 2007. The decision to exit the BGM market was made following an evaluation of the future outlook for the product line. The Company recorded a pre-tax charge of $63,414 in 2006 in connection with its decision to exit the BGM product line. This charge consisted of $5,352 related to estimated customer sales returns, $31,602 related to the write-off of inventory and related purchase commitments, $14,052 related to long-lived asset write-downs, and $12,408 related to severance and other exit costs.

          During the first quarter of fiscal 2007, the Company received an unsolicited offer for the purchase of the BGM product line. On December 11, 2006, the Company sold the product line for $19,971 and recognized a pre-tax gain on sale of $15,226. During 2007, adjustments of $9,319 were made to reduce sales returns and other accruals related to obligations that remained with the Company upon divestiture of the product line. Additionally, the Company received a payment of $4,675, which represented the resolution of a contingency with a former supplier. Following the sale, the Company’s prior period Consolidated Statements of Income and Cash Flows and related disclosures have been restated to separately present the results of the BGM product line as discontinued operations.

Other

In August 2005, the Company completed the sale of the Clontech unit of the Biosciences segment for $62,100 and recognized a gain on sale of $13,336 ($28,533 after taxes). Clontech’s results of operations were reported as discontinued operations in 2006 in the accompanying Consolidated Statements of Income and Cash Flows.

          Results of discontinued operations for the years ended September 30 were as follows:

	2008	2007	2006

Revenues	$2,587	$33,086	$96,811

(Loss) income from discontinued operations before income taxes	(1,489)	49,108	(95,653	)(A)
Income tax benefit (provision)	567	(15,242)	32,823

(Loss) income from discontinued operations, net	$(922)	$33,866	$(62,830	)(A)

(A)	Includes post-closing charges of $4,708 ($3,311 after taxes) related to the divestiture of Clontech.

4	Other Intangible Assets

Other intangible assets at September 30 consisted of:

	2008		2007

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets
Core and developed technology	$548,974	$200,443	$548,995	$174,216
Patents, trademarks, and other	297,321	216,697	289,920	203,037

	$846,295	$417,140	$838,915	$377,253

Unamortized intangible assets
Trademarks	$9,051		$9,055

          Intangible amortization expense was $54,217, $46,607 and $34,843 in 2008, 2007 and 2006, respectively. The estimated aggregate amortization expense for the fiscal years ending September 30, 2009 to 2013 are as follows: 2009 – $51,900; 2010 – $50,000; 2011 – $48,100; 2012 – $45,200; 2013 – $43,800.

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

          During 2007, the Company redesigned its U.S. pension plans to provide for a cash benefit formula by offering a one-time, irrevocable election to existing employees to change to this provision and mandating all new employees hired after April 1, 2007 to participate in the new formula. The Company also amended its other postretirement benefits plan to provide that new hires, as of April 1, 2007 or later, will no longer be eligible for company subsidized benefits. These amendments did not have a material impact on the net pension and postretirement cost of the Company in 2007.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          Net pension and other postretirement cost for the years ended September 30 included the following components:

	Pension Plans			Other Postretirement Benefits

	2008	2007	2006	2008	2007	2006

Service cost	$66,440	$69,869	$74,111	$4,648	$4,386	$4,164
Interest cost	81,939	75,728	71,997	14,906	14,608	14,873
Expected return on plan assets	(97,218)	(88,527)	(80,063)	—	—	—
Amortization of prior service cost	(1,066)	348	309	(6,232)	(6,233)	(6,233)
Amortization of loss	8,256	17,507	27,932	3,962	5,795	7,127
Amortization of net obligation	(112)	(92)	(70)	—	—	—
Settlements	602	—	—	—	—	—

	$58,841	$74,833	$94,216	$17,284	$18,556	$19,931

          Net pension cost attributable to foreign plans included in the preceding table was $20,072, $21,156 and $18,639 in 2008, 2007 and 2006, respectively.

          Effective September 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, which requires the Company to recognize on a prospective basis the funded status of its pension and other postretirement benefit plans in the Consolidated Balance Sheet with a corresponding adjustment to Accumulated other comprehensive (loss) income. The incremental effect of adopting SFAS No. 158 was a $209,695 reduction in Shareholders’ Equity, net of deferred taxes as of September 30, 2007.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          The change in benefit obligation, change in fair value of plan assets, funded status and amounts recognized in the Consolidated Balance Sheets for these plans were as follows:

	Pension Plans		Other Postretirement Benefits

	2008	2007	2008	2007

Change in benefit obligation:
Beginning obligation	$1,394,430	$1,384,667	$245,971	$255,726
Service cost	66,440	69,869	4,648	4,386
Interest cost	81,939	75,728	14,906	14,608
Plan amendments	—	(16,586)	—	—
Benefits paid	(71,517)	(97,671)	(22,303)	(25,411)
Actuarial gain	(181,968)	(63,519)	(47,605)	(11,818)
Other, includes translation	(16,868)	41,942	5,629	8,480

Benefit obligation at September 30	$1,272,456	$1,394,430	$201,246	$245,971

Change in fair value of plan assets:
Beginning fair value	$1,296,169	$1,124,565	$—	$—
Actual return on plan assets	(224,777)	138,446	—	—
Employer contribution	114,924	96,952	—	—
Benefits paid	(71,517)	(97,671)	—	—
Other, includes translation	(14,833)	33,877	—	—

Plan assets at September 30	$1,099,966	$1,296,169	$—	$—

Funded Status at September 30:
Unfunded benefit obligation	$(172,490)	$(98,261)	$(201,246)	$(245,971)

Amounts recognized in the Consolidated Balance Sheets at September 30:
Other	$2,841	$32,710	$—	$—
Salaries, wages and related items	(5,006)	(2,668)	(19,427)	(20,067)
Long-term Employee Benefit Obligations	(170,325)	(128,303)	(181,819)	(225,904)

Net amount recognized	$(172,490)	$(98,261)	$(201,246)	$(245,971)

Amounts recognized in Accumulated other comprehensive (loss) income before income taxes at September 30:
Net transition obligation	$951	$1,156	$(243)	$—
Prior service credit	9,018	10,086	456	6,688
Net actuarial loss	(359,793)	(238,144)	(9,992)	(62,194)

Net amount recognized	$(349,824)	$(226,902)	$(9,779)	$(55,506)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          Foreign pension plan assets at fair value included in the preceding table were $303,146 and $359,291 at September 30, 2008 and 2007, respectively. The foreign pension plan projected benefit obligations were $417,344 and $430,265 at September 30, 2008 and 2007, respectively.

          The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $260,253, $227,820 and $135,442, respectively as of September 30, 2008, and $96,723, $76,398 and $14,685, respectively as of September 30, 2007.

          The estimated net actuarial loss and prior service credit for pension benefits that will be amortized from Accumulated other comprehensive (loss) income into net pension costs over the next fiscal year are expected to be $17,905 and $1,093, respectively. The estimated net actuarial gain and prior service credit for other postretirement benefits that will be amortized from Accumulated other comprehensive (loss) income into net other postretirement costs over the next fiscal year are expected to be $131 and $463, respectively.

          The weighted average assumptions used in determining pension plan information were as follows:

	2008	2007	2006

Net Cost
Discount rate:
U.S. plans(A)	6.35%	5.95%	5.50%
Foreign plans	5.32	4.65	4.19
Expected return on plan assets:
U.S. plans(A)	8.00	8.00	8.00
Foreign plans	6.42	6.42	6.02
Rate of compensation increase:
U.S. plans(A)	4.50	4.50	4.25
Foreign plans	3.45	3.08	2.92

Benefit Obligation
Discount rate:
U.S. plans(A)	8.00	6.35	5.95
Foreign plans	5.98	5.32	4.65
Rate of compensation increase:
U.S. plans(A)	4.50	4.50	4.50
Foreign plans	3.56	3.45	3.08

(A)	Also used to determine other postretirement and postemployment benefit plan information.

          At September 30, 2008 the assumed healthcare trend rates were 8% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2015. At September 30, 2007 the corresponding assumed healthcare trend rates were 9% pre and post age 65, gradually decreasing to an ultimate rate of 5% beginning in 2012. A one percentage point increase in assumed healthcare cost trend rates in each year would increase the accumulated postretirement benefit obligation as of September 30, 2008 by $10,943 and the aggregate of the service cost and interest cost components of 2008 annual expense by $762. A one percentage point decrease in the assumed healthcare cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of September 30, 2008 by $10,073 and the aggregate of the 2008 service cost and interest cost by $667.

Expected Funding

The Company’s funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plans, tax consequences, the cash flow generated by the Company and other factors. While the Company will not be required to fund any of its pension plans in 2009, the Company made a discretionary contribution to its U.S. pension plan in October 2008 of $75,000.

Expected benefit payments are as follows:

	Pension Plans	Other Postretirement Benefits

2009	$105,137	$19,427
2010	77,257	19,714
2011	82,588	19,870
2012	89,884	20,019
2013	95,246	20,178
2014-2018	607,818	101,109

          Expected receipts of the subsidy under the Medicare Prescription Drug Improvement and Modernization Act of 2003, which are not reflected in the expected other postretirement benefit payments included in the preceding table, are as follows: 2009, $2,372; 2010, $2,480; 2011, $2,574; 2012, $2,646; 2013, $2,695; 2014-2018, $13,314.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          The Company’s asset allocations for its defined benefit pension plans at September 30 were as follows:

	2008	2007

Equity securities	55.1%	64.5%
Debt securities	35.7	33.1
Other (primarily cash)	9.2	2.4

	100.0%	100.0%

Investment Strategy

The Company’s investment objective is to achieve superior returns on plan assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. The Company’s investments include a broad range of equity and fixed-income securities. These investments are diversified in terms of domestic and international equity securities, short-term and long-term securities, growth and value styles, as well as small and large capitalization stocks. The Company’s target allocation percentages are as follows: equity securities (58% - 69%); fixed-income securities (31% - 39%); and cash (0% - 3%). Equity securities are held for their expected high return and excess return over inflation. Fixed-income securities are held for diversification relative to equities. The plans may also hold cash to meet liquidity requirements. Due to short-term fluctuations in market conditions, allocation percentages may temporarily deviate from these target allocation percentages before a rebalancing occurs. Investment risks and returns are measured and monitored on an on-going basis through annual liability measurements and quarterly investment portfolio reviews to determine whether the asset allocation targets continue to represent an appropriate balance of expected risk and reward. The Company is in the process of determining the optimal deployment of its discretionary contributions of $75,000 made in both September and October 2008.

          The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers many factors, including historical assumptions compared with actual results; benchmark data; expected returns on various plan asset classes, as well as current and expected asset allocations.

Postemployment Benefits

The Company utilizes a service-based approach in applying SFAS No. 112, “Employers’ Accounting for Postemployment Benefits – an amendment of FASB Statements No. 5 and 43,” for most of its postemployment benefits. This approach recognizes that actuarial gains and losses may result from experience that differs from baseline assumptions.

          Postemployment benefit costs for the years ended September 30 included the following components:

	2008	2007	2006

Service cost	$11,276	$10,449	$10,148
Interest cost	5,643	5,116	4,946
Amortization of prior service cost	159	1,654	1,654
Amortization of loss	6,686	6,895	8,548

	$23,764	$24,114	$25,296

          The unfunded status of the postemployment benefit plans, which are not funded, was $76,286 and $101,514 at September 30, 2008 and 2007, respectively. The amounts recognized in Accumulated other comprehensive (loss) income before income taxes for the net actuarial loss was $26,014 and $57,110 at September 30, 2008 and 2007, respectively. The estimated net actuarial loss that will be amortized from the Accumulated other comprehensive (loss) income into postemployment benefit cost over the next fiscal year is $2,627.

Savings Incentive Plan

The Company has a voluntary defined contribution plan (“Savings Incentive Plan”) covering eligible employees in the United States. In connection with the redesign of the U.S. pension and postretirement benefit plans, effective July 1, 2007, the Company amended its Savings Incentive Plan increasing the amount of the Company matching contribution for eligible employees to 75% of employees’ contributions, up to a maximum of 4.5% of each employee’s eligible compensation. Prior to that date, the Company matched 50% of employees’ contributions, up to a maximum of 3% of each employee’s salary. The cost of the Savings Incentive Plan was $31,526 in 2008, $21,878 in 2007 and $16,626 in 2006. The Company guarantees employees’ contributions to the fixed income fund of the Savings Incentive Plan, which consists of diversified money market instruments. The amount guaranteed was $175,344 at September 30, 2008.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

6	Income Taxes

The provision for income taxes from continuing operations for the years ended September 30 consisted of:

	2008	2007	2006

Current:
Federal	$269,638	$307,072	$281,784
State and local, including Puerto Rico	13,872	21,669	12,004
Foreign	150,009	134,526	125,289

	433,519	463,267	419,077

Deferred:
Domestic	12,384	(94,306)	(101,651)
Foreign	(20,214)	(21,183)	(6,634)

	(7,830)	(115,489)	(108,285)

	$425,689	$347,778	$310,792

          The components of Income From Continuing Operations Before Income Taxes for the years ended September 30 consisted of:

	2008	2007	2006

Domestic, including Puerto Rico	$790,894	$550,750	$466,655
Foreign	762,713	653,195	659,247

	$1,553,607	$1,203,945	$1,125,902

          Deferred tax assets and liabilities are netted on the balance sheet by separate tax jurisdictions. At September 30, 2008 and 2007, net current deferred tax assets of $211,188 and $168,305, respectively, were included in Prepaid expenses, deferred taxes and other. Net non-current deferred tax assets of $85,311 and $168,251, respectively, were included in Other. Net current deferred tax liabilities of $2,985 and $6,136, respectively, were included in Current Liabilities - Income taxes. Net non-current deferred tax liabilities of $35,519 and $37,121, respectively, were included in Deferred Income Taxes and Other. Deferred taxes are not provided on undistributed earnings of foreign subsidiaries that are indefinitely reinvested. At September 30, 2008, the cumulative amount of such undistributed earnings indefinitely reinvested outside the United States was $2.1 billion. Determining the tax liability that would arise if these earnings were remitted is not practicable. Deferred taxes are provided for earnings outside the United States when those earnings are not considered indefinitely reinvested.

          On October 1, 2007, BD adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes.” Under this Interpretation, in order to recognize an uncertain tax benefit, the taxpayer must be more likely than not of sustaining the position, and the measurement of the benefit is calculated as the largest amount that is more than 50 percent likely to be realized upon resolution of the benefit. Adoption of this Interpretation did not have a material impact on BD’s financial position. The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities or additions to deferred tax assets and liabilities if such unrecognized tax benefits were settled:

October 1, 2007	$71,782

Increase due to current year tax positions	5,411
Increase due to prior year tax positions	535
Decrease due to settlements and lapse of statute of limitations	(8,030)

September 30, 2008	$69,698

          The total amount of unrecognized tax benefits, if recognized, would favorably impact the effective tax rate. Included in the above total is approximately $10,946 of interest and penalties, of which approximately $1,558 are reflected in the current year statement of operations. BD does not expect significant changes in the aggregate amount of unrecognized tax benefits that may occur within the next twelve months, other than tax settlements.

          The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress in a number of tax jurisdictions. The IRS has completed its audit for the tax years through 2002; however, the tax years 2000 through 2002 remain open, with a single issue being considered in the IRS administrative appeals process. For the Company’s other major tax jurisdictions where it conducts business, the Company’s tax years are generally open after 2002.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          Deferred income taxes at September 30 consisted of:

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Compensation and benefits	$297,933	$—	$301,118	$—
Property and equipment	—	206,503	—	190,979
Loss and credit carryforwards	175,341	—	193,981	—
Other	281,279	189,741	172,740	83,538

	754,553	396,244	667,839	274,517
Valuation allowance	(100,314)	—	(100,023)	—

	$654,239	$396,244	$567,816	$274,517

          Valuation allowances have been established for capital loss carryforwards, state deferred tax assets, net of federal tax, related to net operating losses and credits and other deferred tax assets for which the Company has determined it is more likely than not that these benefits will not be realized. At September 30, 2008, the Company had deferred state tax assets for net state operating losses and credit carryforwards of $49,965 for which a valuation allowance of $33,860 has been established due to the uncertainty of generating sufficient taxable income in the state jurisdictions to utilize the deferred tax assets before they principally expire between 2009 and 2014. In 2007, a previously established valuation allowance of approximately $19,700 related to state tax credit carryforwards was reversed and included in the state and local income tax line item in the following rate reconciliation table. The Company also has federal and state capital loss carryforward deferred tax assets of $51,428 for which a full valuation allowance has been established due to the uncertainty of recognizing the benefit from these losses before they principally expire in 2010.

          A reconciliation of the federal statutory tax rate to the Company’s effective tax rate was as follows:

	2008	2007	2006

Federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	1.4	.2	.6
Effect of foreign and Puerto Rico earnings and foreign tax credits	(8.1)	(9.2)	(7.4)
Effect of Research, Domestic Production Activities, Extraterritorial Income tax benefits	(0.8)	(0.5)	(1.3)
Acquired in-process research and development	—	3.6	1.8
Repatriation of foreign earnings under the AJCA	—	—	(1.1)
Other, net	(0.1)	(0.2)	—

	27.4%	28.9%	27.6%

          The approximate dollar and diluted earnings per share amounts of tax reductions related to tax holidays in various countries in which the Company does business were: 2008 - $84,600 and $0.33; 2007 - $80,300 and $0.32; and 2006 - $70,000 and $0.27. The tax holidays expire at various dates through 2023.

          The Company made income tax payments, net of refunds, of $330,709 in 2008, $345,049 in 2007 and $398,808 in 2006.

7	Supplemental Financial Information

Other (Expense) Income, Net

Other (expense) income, net in 2008 was $(1,484), which primarily included foreign exchange losses (inclusive of hedging costs) of $(10,303), partially offset by equity investment income of $4,642 and income from license and other agreements of $3,386.

          Other (expense) income, net in 2007 was $944, which primarily included income from license and other agreements of $6,128, partially offset by net write downs of certain investments of $(5,538) and foreign exchange losses (inclusive of hedging costs) of $(4,191).

          Other (expense) income, net in 2006 was $(8,762), which primarily included net write downs of certain investments of $(11,046) and foreign exchange losses (inclusive of hedging costs) of $(5,142), partially offset by income from license and other agreements of $4,281.

Trade Receivables, Net

Allowances for doubtful accounts and cash discounts netted against trade receivables were $35,614 and $39,650 at September 30, 2008 and 2007, respectively.

Inventories

Inventories at September 30 consisted of:

	2008	2007

Materials	$162,726	$142,484
Work in process	203,926	195,155
Finished products	713,774	714,320

	$1,080,426	$1,051,959

Notes to Consolidated Financial Statements Becton, Dickinson and Company

Property, Plant and Equipment, Net

Property, Plant and Equipment, Net at September 30 consisted of:

	2008	2007

Land	$93,339	$79,368
Buildings	1,803,620	1,597,356
Machinery, equipment and fixtures	3,822,785	3,596,781
Leasehold improvements	78,251	80,610

	5,797,995	5,354,115
Less accumulated depreciation and amortization	3,053,521	2,856,777

	$2,744,474	$2,497,338

8	Debt

Short-term debt at September 30 consisted of:

	2008	2007

Loans Payable
Domestic	$200,000	$200,000
Foreign	992	6,768
Current portion of long-term debt	320	866

	$201,312	$207,634

          Domestic loans payable consist of commercial paper. Foreign loans payable consist of short-term borrowings from financial institutions. The weighted average interest rates for Short-term debt were 2.3% and 5.2% at September 30, 2008 and 2007, respectively. During 2008, we amended our $1 billion syndicated credit facility to extend its expiration date from December 2011 to December 2012. This credit facility provides backup support for the commercial paper program and can also be used for other general corporate purposes. It includes a restrictive covenant that requires a minimum interest coverage ratio, with which the Company was in compliance at September 30, 2008. There were no borrowings outstanding under the facility at September 30, 2008. In addition, the Company had short-term foreign lines of credit pursuant to informal arrangements of approximately $145,000 at September 30, 2008, almost all of which was unused.

          Long-Term Debt at September 30 consisted of:

	2008	2007

Domestic notes due through 2013 (average year-end interest rate: 2.4% - 2008; 4.3% - 2007)	$8,130	$9,801
7.15% Notes due October 1, 2009	205,372	205,914
4.55% Notes due April 15, 2013	198,940	198,734
4.90% Notes due April 15, 2018	205,734	206,214
7.00% Debentures due August 1, 2027	168,000	168,000
6.70% Debentures due August 1, 2028	167,050	167,050

	$953,226	$955,713

          Long-term debt balances as of September 30, 2008 and 2007 have been impacted by certain interest rate swaps that have been designated as fair value hedges, as discussed in Note 9.

          The aggregate annual maturities of long-term debt during the fiscal years ending September 30, 2010 to 2013 are as follows: 2010 - $205,457; 2011 - $22; 2012 - $20; 2013 - $206,943.

          The Company capitalizes interest costs as a component of the cost of construction in progress. A summary of interest costs for the years ended September 30 were as follows:

	2008	2007	2006

Charged to operations	$36,343	$46,420	$66,046
Capitalized	29,862	27,528	19,955

	$66,205	$73,948	$86,001

          Interest paid, net of amounts capitalized, was $36,222 in 2008, $50,730 in 2007 and $62,514 in 2006.

9	Financial Instruments

Foreign Exchange Derivatives

The Company uses foreign exchange forward contracts and currency options to reduce the effect of fluctuating foreign exchange rates on certain foreign currency denominated receivables and payables and third party product sales. Gains and losses on the derivatives are intended to offset gains and losses on the hedged transaction. The Company’s foreign currency risk exposure is in Europe, Asia-Pacific, Canada, Japan, and Latin America.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          In addition, the Company enters into forward and option contracts to hedge certain forecasted sales that are denominated in foreign currencies. These contracts are designated as cash flow hedges and are effective as hedges of these revenues. These contracts are intended to reduce the risk that the Company’s cash flows from certain third party transactions will be adversely affected by changes in foreign currency exchange rates. Changes in the effective portion of the fair value of these contracts are included in other comprehensive income until the hedged sales transactions are recognized in earnings. Once the hedged transaction occurs, the gain or loss on the contract is recognized from Accumulated other comprehensive (loss) income to revenues. The Company recorded hedge net gains, exclusive of hedging costs, of $1,177, $6,911 and $8,242 to revenues in 2008, 2007 and 2006, respectively. Revenues in 2008, 2007 and 2006 are net of hedging costs of $12,037, $15,136 and $12,508, respectively, related to the purchased option contracts. The Company records in Other income (expense), net, the premium of the forward contracts, which is excluded from the assessment of hedge effectiveness. The net premium was $562 in 2006. All outstanding contracts that were designated as cash flow hedges as of September 30, 2008 will mature by September 30, 2009. At September 30, 2008 and 2007, Accumulated other comprehensive (loss) income included unrealized gains of $37,786 and unrealized losses of $4,994, respectively, net of tax, relating to foreign exchange derivatives that have been designated as cash flow hedges.

Interest Rate Derivatives

The Company’s policy is to manage interest cost using a mix of fixed and floating rate debt. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. These swaps are designated as either fair value or cash flow hedges. For fair value hedges, changes in the fair value of the interest rate swaps offset changes in the fair value of the fixed rate debt due to changes in market interest rates. For cash flow hedges, changes in the fair value of the interest rate swaps are offset by amounts recorded in other comprehensive (loss) income. There was no ineffective portion to the hedges recognized in earnings during the period. If interest rate derivatives designated as cash flow hedges mature or are terminated, then the balance in other comprehensive (loss) income attributable to those derivatives is reclassified into earnings over the remaining life of the hedged debt. The amount that will be reclassified and recorded in Interest expense within the next 12 months is $1,763.

          At September 30, 2008 and 2007, Accumulated other comprehensive (loss) income included an unrealized loss of $10,306 and $11,397, respectively, net of tax, relating to interest rate derivatives that have been designated as cash flow hedges.

Fair Value of Financial Instruments

Cash equivalents, short-term investments and short-term debt are carried at cost, which approximates fair value. Equity securities, where a readily determinable market value exists, are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrecognized gains and losses reported in other comprehensive (loss) income, net of taxes. Losses on available-for-sale securities are recognized when a loss is determined to be other than temporary or when realized.

          The fair value of forward exchange contracts and currency options were estimated based on market prices, where available, or dealer quotes. The fair value of certain long-term debt is based on redemption value. The estimated fair values of the Company’s financial instruments at September 30 were as follows:

	2008		2007

	Carrying Value	Fair Value	Carrying Value	Fair Value

Assets:
Currency options(A)	$—	$—	$3,982	$3,982
Forward exchange contracts(A)	78,337	78,337	8,007	8,007
Interest rate swaps(A)	5,372	5,372	5,914	5,914
Equity securities	239	239	1,291	1,291
Liabilities:
Forward exchange contracts(B)	29,647	29,647	8,968	8,968
Long-term debt	953,226	907,293	955,713	949,490

(A)	Included in Prepaid expenses, deferred taxes and other.

(B)	Included in Accrued Expenses.

Concentration of Credit Risk

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits in excess of government-provided insurance limits. Substantially all of the Company’s trade receivables are due from public and private entities involved in the healthcare industry. Due to the large size and diversity of the Company’s customer base, concentrations of credit risk with respect to trade receivables are limited. The Company does not normally require collateral. The Company is exposed to credit loss in the event of nonperformance by financial institutions with which it conducts business. However, this loss is limited to the amounts, if any, by which the obligations of the counterparty to the financial instrument contract exceed the obligations of the Company. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

10	Shareholders’ Equity

Changes in certain components of shareholders’ equity were as follows:

	Common Stock Issued at Par Value	Capital in Excess of Par Value	Retained Earnings	Deferred Compensation
					Treasury Stock

					Shares	Amount

Balance at September 30, 2005	$332,662	$615,846	$4,805,852	$10,280	(84,977,933)	$(2,297,493)
Net income			752,280
Cash dividends:
Common ($.86 per share)			(212,435)
Common stock issued for:
Share-based compensation plans, net		148,342			5,066,384	49,057
Business acquisitions		734			15,864	156
Share-based compensation		108,613
Common stock held in trusts, net				854	(17,275)	(854)
Repurchase of common stock					(7,281,100)	(448,882)

Balance at September 30, 2006	$332,662	$873,535	$5,345,697	$11,134	(87,194,060)	$(2,698,016)
Net income			890,033
Cash dividends:
Common ($.98 per share)			(239,943)
Common stock issued for:
Share-based compensation plans, net		143,420			4,380,724	43,213
Business acquisitions		707			10,812	105
Share-based compensation		107,706
Common stock held in trusts, net				1,071	(70,542)	(1,071)
Repurchase of common stock					(5,952,000)	(450,124)

Balance at September 30, 2007	$332,662	$1,125,368	$5,995,787	$12,205	(88,825,066)	$(3,105,893)
Net income			1,126,996
Cash dividends:
Common ($1.14 per share)			(279,110)
Common stock issued for:
Share-based compensation plans, net		132,372			4,649,160	25,866
Business acquisitions		1,206			16,327	118
Share-based compensation		100,585
Common stock held in trusts, net				2,489	(169,307)	(2,489)
Repurchase of common stock					(5,255,900)	(450,000)
Cumulative effect for adoption of FIN 48			(5,084)

Balance at September 30, 2008	$332,662	$1,359,531	$6,838,589	$14,694	(89,584,786)	$(3,532,398)

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          Common stock held in trusts represents rabbi trusts in connection with deferred compensation under the Company’s employee salary and bonus deferral plan and directors’ deferral plan.

11	Accumulated Other Comprehensive (Loss) Income

The components of Accumulated other comprehensive (loss) income were as follows:

	2008	2007

Foreign currency translation adjustments	$157,089	$237,394
Benefit plans adjustment	(261,457)	(218,595)
Unrealized loss on investments	(622)	(580)
Unrealized gains (losses) on cash flow hedges	27,480	(16,391)

	$(77,510)	$1,828

          The income tax benefit recorded in fiscal years 2008 and 2007 for the unrealized gains on investments was $25 and $6,524, respectively. The income tax provision (benefit) recorded in fiscal years 2008 and 2007 for cash flow hedges was $26,889 and $(1,247), respectively. The income tax benefit recorded in fiscal year 2008 for defined benefit pension and postretirement plans was $3,439. The income tax provision recorded in fiscal year 2007 for the minimum pension liability adjustment was $2,050. Income taxes are generally not provided for translation adjustments.

          The unrealized losses on cash flow hedges included in other comprehensive (loss) income for 2008 and 2007 are net of reclassification adjustments of $6,733 and $5,099, net of tax, respectively, for realized net hedge losses recorded to revenues. These amounts had been included in Accumulated other comprehensive (loss) income in prior periods. The tax benefits associated with these reclassification adjustments in 2008 and 2007 were $4,127 and $3,126, respectively.

12	Commitments and Contingencies

Commitments

Rental expense for all operating leases amounted to $70,300 in 2008, $68,100 in 2007, and $63,400 in 2006. Future minimum rental commitments on noncancelable leases are as follows: 2009 - $48,600; 2010 - $37,900; 2011 - $30,300; 2012 - $24,500; 2013 - $21,100 and an aggregate of $27,200 thereafter.

          As of September 30, 2008, the Company has certain future purchase commitments aggregating to approximately $505,000, which will be expended over the next several years.

Contingencies

The Company is named as a defendant in five purported class action suits brought on behalf of direct purchasers of the Company’s products, such as distributors, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Louisiana Wholesale Drug Company, Inc., et. al. vs. Becton Dickinson and Company (Civil Action No. 05-1602, U.S. District Court, Newark, New Jersey), filed on March 25, 2005; SAJ Distributors, Inc. et. al. vs. Becton Dickinson & Co. (Case 2:05-CV-04763-JD, U.S. District Court, Eastern District of Pennsylvania), filed on September 6, 2005; Dik Drug Company, et. al. vs. Becton, Dickinson and Company (Case No. 2:05-CV-04465, U.S. District Court, Newark, New Jersey), filed on September 12, 2005; American Sales Company, Inc. et. al. vs. Becton, Dickinson & Co. (Case No. 2:05-CV-05212-CRM, U.S. District Court, Eastern District of Pennsylvania), filed on October 3, 2005; and Park Surgical Co. Inc. et. al. vs. Becton, Dickinson and Company (Case 2:05-CV-05678-CMR, U.S. District Court, Eastern District of Pennsylvania), filed on October 26, 2005.

          The actions brought by Louisiana Wholesale Drug Company and Dik Drug Company in New Jersey have been consolidated under the caption “In re Hypodermic Products Antitrust Litigation.”

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          The Company is also named as a defendant in four purported class action suits brought on behalf of indirect purchasers of the Company’s products, alleging that the Company violated federal antitrust laws, resulting in the charging of higher prices for the Company’s products to the plaintiff and other purported class members. The cases filed are as follows: Jabo’s Pharmacy, Inc., et. al. v. Becton Dickinson & Company (Case No. 2:05-CV-00162, U.S. District Court, Greenville, Tennessee), filed on June 7, 2005; Drug Mart Tallman, Inc., et. al. v. Becton Dickinson and Company (Case No. 2:06-CV-00174, U.S. District Court, Newark, New Jersey), filed on January 17, 2006; Medstar v. Becton Dickinson (Case No. 06-CV-03258-JLL (RJH), U.S. District Court, Newark, New Jersey), filed on May 18, 2006; and The Hebrew Home for the Aged at Riverdale v. Becton Dickinson and Company (Case No. 07-CV-2544, U.S. District Court, Southern District of New York), filed on March 28, 2007. A fifth purported class action on behalf of indirect purchasers International Multiple Sclerosis Management Practice v. Becton Dickinson & Company (Case No. 2:07-cv-10602, U.S. District Court, Newark, New Jersey), filed on April 5, 2007) was voluntarily withdrawn by the plaintiff.

          The plaintiffs in each of the antitrust class action lawsuits seek monetary damages. All of the antitrust class action lawsuits have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in federal court in New Jersey.

          On June 6, 2006, UltiMed, Inc., a Minnesota company, filed suit against the Company in the U.S. District Court in Minneapolis, Minnesota (UltiMed, Inc. v. Becton, Dickinson and Company (06CV2266)). The plaintiff alleges, among other things, that the Company excluded the plaintiff from the market for home use insulin syringes by entering into anticompetitive contracts in violation of federal and state antitrust laws. The plaintiff seeks money damages and injunctive relief.

          In June 2007, Retractable Technologies, Inc. (“RTI”) filed a complaint against the Company under the caption Retractable Technologies, Inc. vs. Becton Dickinson and Company (Civil Action No. 2:07-cv-250, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra syringes infringe patents licensed exclusively to RTI. In its complaint, RTI also alleges that the Company engaged in false advertising with respect to certain of the Company’s safety-engineered products in violation of the Lanham Act; acted to exclude RTI from various product markets and to maintain its market share through, among other things, exclusionary contracts in violation of state and federal antitrust laws; and engaged in unfair competition. In January 2008, the court granted the Company’s motion to sever the patent and non-patent claims into separate cases. The non-patent claims have been stayed, pending resolution of RTI’s patent claims. The trial on the patent claims is currently scheduled to commence in March 2009. RTI seeks money damages and injunctive relief. On April 1, 2008, RTI filed a complaint against BD under the caption Retractable Technologies, Inc. and Thomas J. Shaw v. Becton Dickinson and Company (Civil Action No. 2:08-cv-141, U.S. District Court, Eastern District of Texas). RTI alleges that the BD Integra syringes infringe another patent licensed exclusively to RTI. RTI seeks money damages and injunctive relief. On August 29, 2008, the court ordered the consolidation of these two cases.

          The Company, along with another manufacturer and several medical product distributors, is named as a defendant in two product liability lawsuits relating to healthcare workers who allegedly sustained accidental needlesticks, but have not become infected with any disease. Generally, these actions allege that healthcare workers have sustained needlesticks using hollow-bore needle devices manufactured by the Company and, as a result, require medical testing, counseling and/or treatment. In some cases, these actions additionally allege that the healthcare workers have sustained mental anguish. Plaintiffs seek money damages in all of these actions. The Company had previously been named as a defendant in nine similar suits relating to healthcare workers who allegedly sustained accidental needlesticks, each of which has either been dismissed with prejudice or voluntarily withdrawn. Regarding the two pending suits:

•

In Ohio, Grant vs. Becton Dickinson et al. (Case No. 98CVB075616, Franklin County Court), on September 21, 2006, the Ohio Court of Appeals reversed the trial court’s grant of class certification. The matter has been remanded to the trial court for a determination of whether the class can be redefined.

•

In South Carolina, a suit has been filed on behalf of an unspecified number of healthcare workers seeking class action certification in state court under the caption Bales vs. Becton Dickinson et. al. (Case No. 98-CP-40-4343, Richland County Court of Common Pleas), filed on November 25, 1998.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          The Company continues to oppose class action certification in the pending cases, including pursuing all appropriate rights of appeal.

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

          On May 28, 2004, Therasense, Inc. (“Therasense”) filed suit against the Company (Therasense, Inc. and Abbott Laboratories v. Nova Biomedical Corporation and Becton, Dickinson and Company (Case Number: C 04-02123 WDA, U.S. District Court, Northern District of California)) asserting that the Company’s blood glucose monitoring products infringe four Therasense patents and seeking money damages. On August 10, 2004, in response to a motion filed by Therasense in the U.S. District Court for the District of Massachusetts, the court transferred to the court in California an action previously filed by the Company against Therasense requesting a declaratory judgment that the Company’s products do not infringe the Therasense patents and that the Therasense patents are invalid. On April 4, 2008, the Court granted the Company summary judgment with respect to two of the patents asserted against the Company, finding no infringement by the Company. On June 24, 2008, the Court ruled that a third patent asserted against the Company was invalid and unenforceable. On August 8, 2008, a jury delivered a verdict in the Company’s favor, finding that the last of the four patents asserted against the Company was invalid. Abbott/Therasense have appealed some of these decisions, and it is possible that other decisions will also be appealed after the Court rules on post-trial motions.

          On September 19, 2007, the Company was served with a qui tam complaint filed by a private party against the Company in the United States District Court, Northern District of Texas, alleging violations of the Federal False Claims Act (“FCA”) and the Texas False Claims Act (the “TFCA”) (U.S. ex rel Fitzgerald v. BD et al. (Civil Action No. 3:03-CV-1589, U.S. District Court, Northern District of Texas). The suit alleges that a group purchasing organization’s practices with its suppliers, including the Company, inflated the costs of healthcare reimbursement. Under the FCA, the United States Department of Justice, Civil Division has a certain period of time in which to decide whether to join the claim against the Company as an additional plaintiff; if not, the private plaintiff is free to pursue the claim on its own. A similar process is followed under the TFCA. To the Company’s knowledge, no decision has yet been made by the Civil Division or the State of Texas whether to join this claim. In September 2008, the Court dismissed certain of the plaintiff’s claims, but denied the Company’s motion to dismiss with respect to other claims.

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

13	Share-Based Compensation

The Company grants share-based awards under the 2004 Employee and Director Equity-Based Compensation Plan (“2004 Plan”), which provides long-term incentive compensation to employees and directors consisting of: stock appreciation rights (“SARs”), stock options, performance-based restricted stock units, time-vested restricted stock units and other stock awards. In 2008, 2007 and 2006, the compensation expense for these plans charged to income was $100,585, $107,706 and $108,613, respectively, and the associated income tax benefit recognized was $36,236, $37,179 and $35,155, respectively.

Stock Appreciation Rights

SARs represent the right to receive, upon exercise, shares of common stock having a value equal to the difference between the market price of common stock on the date of exercise and the exercise price on the date of grant. SARs vest over a four-year period and have a ten-year term, similar to the previously granted stock options. The fair value was estimated on the date of grant using a lattice-based binomial option valuation model that uses the following weighted-average assumptions in 2008 and 2007: risk-free interest rate of 3.83% and 4.56%, respectively; expected volatility of 27% and 28%, respectively; expected dividend yield of 1.35% and 1.37%, respectively, and expected life of 6.5 years for both years. Expected volatility is based upon historical volatility for the Company’s common stock and other factors. The expected term of SARs granted is derived from the output of the model, using assumed exercise rates based on historical exercise and termination patterns, and represents the period of time that SARs granted are expected to be outstanding. The risk-free interest rate used is based upon the published U.S. Treasury yield curve in effect at the time of grant for instruments with a similar life. The dividend yield is based upon the most recently declared quarterly dividend as of the grant date. The weighted average grant date fair value of SARs granted during 2008 and 2007 was $24.92 and $22.66, respectively. The total intrinsic value of SARs exercised during 2008 was $2,122. The Company issued 17,873 shares during 2008 to satisfy the SARs exercised.

          A summary of SARs outstanding as of September 30, 2008, and changes during the year then ended is as follows:

	SARs	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Balance at October 1	3,164,729	$65.26
Granted	1,445,508	84.33
Exercised	(88,681)	62.33
Forfeited, canceled or expired	(178,380)	71.11

Balance at September 30	4,343,176	$71.43	8.12	$44,048

Vested and expected to vest at September 30	4,026,657	$71.20	8.10	$41,613

Exercisable at September 30	1,177,988	$63.57	7.49	$19,702

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

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          A summary of stock options outstanding as of September 30, 2008, and changes during the year then ended is as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value

Balance at October 1	13,997,747	$35.81
Granted	—	—
Exercised	(3,643,415)	33.75
Forfeited, canceled or expired	(100,343)	39.09

Balance at September 30	10,253,989	$36.51	4.07	$448,611

Vested and expected to vest at September 30	10,218,280	$36.45	4.06	$447,689

Exercisable at September 30	9,896,895	$35.86	4.00	$439,395

          Cash received from the exercising of stock options in 2008, 2007 and 2006 was $122,977, $134,133 and $147,831, respectively. The actual tax benefit realized for tax deductions from stock option exercises totaled $62,230, $59,491 and $48,751, respectively. The total intrinsic value of stock options exercised during the years 2008, 2007 and 2006 was $191,627, $187,537 and $168,752, respectively.

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

          A summary of performance-based restricted stock units outstanding as of September 30, 2008, and changes during the year then ended is as follows:

	Stock Units	Weighted Average Grant Date Fair Value

Balance at October 1	3,883,955	$60.23
Granted	891,622	84.33
Vested	(671,208)	53.70
Forfeited or canceled	(937,074)	54.91

Balance at September 30(A)	3,167,295	$69.98

Expected to vest at September 30(B)	1,338,925	$69.24

(A)	Based on 170% to 250% of the target payout, depending on year of grant.

(B)	Net of expected forfeited units and units in excess of the expected performance payout of 194,157 and 1,634,213, respectively.

          The weighted average grant date fair value of performance-based restricted stock units granted during the years 2007 and 2006 was $71.72 and $59.16, respectively. At September 30, 2008, the weighted average remaining contractual term of performance-based restricted stock units is 1.08 years.

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

          A summary of time-vested restricted stock units outstanding as of September 30, 2008, and changes during the year then ended is as follows:

	Stock Units	Weighted Average Grant Date Fair Value

Balance at October 1	1,618,082	$61.11
Granted	469,625	84.42
Vested	(332,192)	55.72
Forfeited or canceled	(185,186)	60.00

Balance at September 30	1,570,329	$69.35

Expected to vest at September 30	1,413,296	$69.35

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          The weighted average grant date fair value of time-vested restricted stock units granted during the years 2007 and 2006 was $72.20 and $59.62, respectively. At September 30, 2008, the weighted average remaining contractual term of the time-vested restricted stock units is 1.90 years.

          The amount of unrecognized compensation expense for all non-vested share-based awards as of September 30, 2008, is approximately $106,872, which is expected to be recognized over a weighted-average remaining life of approximately 1.99 years. At September 30, 2008, 3,954,723 shares were authorized for future grants under the 2004 Plan.

          The Company has a policy of satisfying share-based payments through either open market purchases or shares held in treasury. At September 30, 2008, the Company has sufficient shares held in treasury to satisfy these payments in 2009.

Other Stock Plans

The Company has a Stock Award Plan, which allows for grants of common shares to certain key employees. Distribution of 25% or more of each award is deferred until after retirement or involuntary termination, upon which the deferred portion of the award is distributable in five equal annual installments. The balance of the award is distributable over five years from the grant date, subject to certain conditions. In February 2004, this plan was terminated with respect to future grants upon the adoption of the 2004 Plan. At September 30, 2008 and 2007, awards for 161,145 and 214,206 shares, respectively, were outstanding.

          The Company has a Restricted Stock Plan for Non-Employee Directors which reserves for issuance of 300,000 shares of the Company’s common stock. No restricted shares were issued in 2008.

          The Company has a Directors’ Deferral Plan, which provides a means to defer director compensation, from time to time, on a deferred stock or cash basis. As of September 30, 2008, 97,881 shares were held in trust, of which 5,092 shares represented Directors’ compensation in 2008, in accordance with the provisions of the plan. Under this plan, which is unfunded, directors have an unsecured contractual commitment from the Company.

          The Company also has a Deferred Compensation Plan that allows certain highly-compensated employees, including executive officers, to defer salary, annual incentive awards and certain equity-based compensation. As of September 30, 2008, 454,316 shares were issuable under this plan.

14	Earnings per Share

The weighted average common shares used in the computations of basic and diluted earnings per share (shares in thousands) for the years ended September 30 were as follows:

	2008	2007	2006

Average common shares outstanding	244,323	244,929	247,067
Dilutive share equivalents from share-based plans	8,358	9,881	9,487

Average common and common equivalent shares outstanding - assuming dilution	252,681	254,810	256,554

15	Segment Data

The Company’s organizational structure is based upon its three principal business segments: BD Medical (“Medical”), BD Diagnostics (“Diagnostics”) and BD Biosciences (“Biosciences”).

          The principal product lines in the Medical segment include needles, syringes and intravenous catheters for medication delivery; safety-engineered and auto-disable devices; prefilled IV flush syringes; syringes and pen needles for the self-injection of insulin and other drugs used in the treatment of diabetes; prefillable drug delivery devices provided to pharmaceutical companies and sold to end-users as drug/device combinations; surgical blades/scalpels and regional anesthesia needles and trays; critical care monitoring devices; ophthalmic surgical instruments; sharps disposal containers; and home healthcare products. The principal products and services in the Diagnostics segment include integrated systems for specimen collection; an extensive line of safety-engineered specimen blood collection products and systems; plated media; automated blood culturing systems; molecular testing systems for sexually transmitted diseases and healthcare-associated infections; microorganism identification and drug susceptibility systems; liquid-based cytology systems for cervical cancer screening; and rapid diagnostic assays. The principal product lines in the Biosciences segment include fluorescence activated cell sorters and analyzers; cell imaging systems; monoclonal antibodies and kits for performing cell analysis; reagent systems for life sciences research; tools to aid in drug discovery and growth of tissue and cells; cell culture media supplements for biopharmaceutical manufacturing; and diagnostic assays.

          The Company evaluates performance of its business segments based upon operating income. Segment operating income represents revenues reduced by product costs and operating expenses.

Notes to Consolidated Financial Statements Becton, Dickinson and Company

          Distribution of products is primarily through independent distribution channels and directly to end-users by BD and independent sales representatives. Sales to a distributor that supplies products from the Medical and Diagnostics segments accounted for approximately 9% of revenues in 2008 and 2007. Sales to this distributor accounted for 11% of revenues in 2006. No other customer accounted for 10% or more of revenues in any of the three years presented.

Revenues(A)	2008	2007		2006

Medical	$3,801,003	$3,420,670		$3,106,646
Diagnostics	2,159,811	1,905,105		1,715,090
Biosciences	1,195,096	1,033,933		916,281

	$7,155,910	$6,359,708		$5,738,017

Segment Operating Income
Medical	$1,068,143	$971,990		$864,180
Diagnostics	525,747	342,778	(B)	390,355	(B)
Biosciences	333,662	258,806	(B)	221,925

Total Segment Operating Income	1,927,552	1,573,574		1,476,460
Unallocated Expenses(C)	(373,945)	(369,629)		(350,558)

Income From Continuing Operations Before Income Taxes	$1,553,607	$1,203,945		$1,125,902

Segment Assets
Medical	$3,432,113	$3,289,490		$2,835,613
Diagnostics	1,887,261	1,843,654		1,485,959
Biosciences	933,105	817,000		727,634

Total Segment Assets	6,252,479	5,950,144		5,049,206
Corporate and All Other(D)	1,660,464	1,379,221		1,775,319

	$7,912,943	$7,329,365		$6,824,525

Capital Expenditures
Medical	$378,786	$352,696		$268,669
Diagnostics	123,915	113,691		104,815
Biosciences	82,880	73,502		38,952
Corporate and All Other	16,400	16,505		44,631

	$601,981	$556,394		$457,067

Depreciation and Amortization
Medical	$240,442	$223,430		$210,044
Diagnostics	150,202	138,936		116,072
Biosciences	75,809	68,889		63,383
Corporate and All Other	10,969	10,086		12,833

	$477,422	$441,341		$402,332

(A)	Intersegment revenues are not material.

(B)	Includes the acquired in-process research and development charges in 2007 related to the TriPath and Plasso acquisitions, and in 2006 related to the GeneOhm acquisition, as discussed in Note 3.

(C)	Includes primarily interest, net; foreign exchange; corporate expenses and share-based compensation expense.

(D)	Includes cash and investments and corporate assets.

Revenues by Organizational Units	2008	2007	2006

BD Medical
Medical Surgical Systems	$2,004,854	$1,864,080	$1,748,743
Diabetes Care	775,320	695,981	656,533
Pharmaceutical Systems	942,136	791,900	639,694
Ophthalmic Systems	78,693	68,709	61,676

	$3,801,003	$3,420,670	$3,106,646

BD Diagnostics
Preanalytical Systems	$1,123,528	$1,006,692	$927,759
Diagnostic Systems	1,036,283	898,413	787,331

	$2,159,811	$1,905,105	$1,715,090

BD Biosciences
Cell Analysis(A)	$900,511	$756,031	$660,196
Discovery Labware	294,585	277,902	256,085

	$1,195,096	$1,033,933	$916,281

	$7,155,910	$6,359,708	$5,738,017

(A)	Cell Analysis consists of the Immunocytometry Systems and the Pharmingen organizational units that were previously reported separately.

Geographic Information

The countries in which the Company has local revenue-generating operations have been combined into the following geographic areas: the United States (including Puerto Rico), Europe, and Other, which is composed of Canada, Latin America, Japan and Asia-Pacific.

          Revenues to unaffiliated customers are based upon the source of the product shipment. Long-lived assets, which include net property, plant and equipment, are based upon physical location.

	2008	2007	2006

Revenues
United States	$3,184,806	$3,033,005	$2,739,344
Europe	2,488,956	2,047,388	1,762,782
Other	1,482,148	1,279,315	1,235,891

	$7,155,910	$6,359,708	$5,738,017

Long-Lived Assets
United States	$2,179,544	$2,172,327	$1,934,994
Europe	1,135,379	1,106,284	893,495
Other	721,355	646,188	540,925
Corporate	261,990	274,000	269,858

	$4,298,268	$4,198,799	$3,639,272

Becton, Dickinson and Company

Quarterly Data (unaudited)
Thousands of dollars, except per share amounts

				2008

	1st		2nd	3rd		4th	Year

Revenues	$1,705,767		$1,746,925	$1,867,587		$1,835,631	$7,155,910
Gross Profit	875,921		893,118	950,225		944,085	3,663,349
Income from Continuing Operations	270,896		275,635	297,409		283,978	1,127,918
Earnings per Share:
Income from Continuing Operations	1.11		1.13	1.22		1.16	4.62
Income from Discontinued Operations	—		—	—		(0.01)	—
Basic Earnings per Share(A)	1.11		1.13	1.22		1.16	4.61

Income from Continuing Operations	1.07		1.09	1.18		1.13	4.46
Income from Discontinued Operations	—		—	—		(0.01)	—
Diluted Earnings per Share	1.07		1.09	1.18		1.12	4.46

				2007

	1st		2nd	3rd		4th	Year

Revenues	$1,501,526		$1,575,922	$1,631,159		$1,651,101	$6,359,708
Gross Profit	792,593		811,382	840,088		843,724	3,287,787
Income from Continuing Operations	131,051	(B)	235,539	240,469	(B)	249,108	856,167	(B)
Earnings per Share:
Income from Continuing Operations	.53		.96	.98		1.02	3.50
Income from Discontinued Operations	.05		.03	.02		.04	.14
Basic Earnings per Share(A)	.58		.99	1.00		1.07	3.63

Income from Continuing Operations	.51		.92	.95		.98	3.36
Income from Discontinued Operations	.05		.03	.02		.04	.13
Diluted Earnings per Share(A)	.56		.95	.96		1.03	3.49

(A)	Total per share amounts may not add due to rounding.

(B)	Includes the acquired in-process research and development charges in the first and third quarters related to the TriPath and Plasso acquisitions, respectively.

Corporate Information	Becton, Dickinson and Company

Annual Meeting

1:00 p.m.
Tuesday, February 3, 2009
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

NYSE Symbol

BDX

On February 19, 2008, Edward J. Ludwig, Chairman, President and Chief Executive Officer, submitted to the NYSE the Written Affirmation required by the rules of the NYSE certifying that he was not aware of any violations by BD of NYSE Corporate Governance listing standards.

The certifications of Mr. Ludwig and John R. Considine, Vice Chairman and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of BD’s public disclosure, have been filed as exhibits to the Company’s 2008 Annual Report on Form 10-K.

Transfer Agent and Registrar

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Phone: 1-877-498-8861
International: 1-781-575-2726
Internet: www.computershare.com

Shareholder Information

At November 5, 2008, BD had 8,793 shareholders of record. BD’s Statement of Corporate Governance Principles, BD’s Business Conduct and Compliance Guide, the charters of BD’s Committees of the Board of Directors, BD’s reports and statements filed with or furnished to the Securities and Exchange Commission and other information are posted on BD’s website at www.bd.com/investors/.

Shareholders may receive, without charge, printed copies of these documents, including BD’s 2008 Annual Report on Form 10-K, by contacting:

Investor Relations

BD
1 Becton Drive
Franklin Lakes, NJ 07417-1880
Phone: 1-800-284-6845
Internet: www.bd.com

Independent Auditors

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Phone: 1-212-773-3000
Internet: www.ey.com

The trademarks indicated by italics are property of, or licensed to, Becton, Dickinson and Company, its subsidiaries or related companies. All other brands are trademarks of their respective owners.

Certain BD Biosciences products are intended for research use only, and not for use in diagnostic or therapeutic procedures. ©2008 BD

Common Stock Prices and Dividends (per common share)

By Quarter	2008

	High	Low	Dividends
First	$85.30	$80.30	$0.285
Second	92.34	84.03	0.285
Third	89.40	77.93	0.285
Fourth	88.49	78.71	0.285

By Quarter	2007

	High	Low	Dividends
First	$73.79	$68.81	$0.245
Second	78.14	69.85	0.245
Third	80.87	73.65	0.245
Fourth	82.61	74.24	0.245